Form 20-F
period 2020-12-31
Innoviz Technologies Ltd.
filed 2021-04-21
CIK 1835654

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-40310

INNOVIZ TECHNOLOGIES LTD.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

Innoviz Technologies Ltd.

2 Amal Street

Afek Industrial Park

Rosh HaAin 4809202, Israel

(Address of principal executive offices)

Eldar Cegla

Chief Financial Officer

Innoviz Technologies Ltd.

2 Amal Street

Afek Industrial Park

Rosh HaAin 4809202, Israel

+972-74-700-3692

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, no par value	INVZ	The Nasdaq Capital Market
Warrants to purchase ordinary shares	INVZW	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. 16,948,226 ordinary shares. As of April 5, 2021, the issuer had 129,820,963 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer	☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

ii

ABOUT THIS ANNUAL REPORT

Except where the context otherwise requires or where otherwise indicated in this annual report (this “Annual Report”), the terms “Innoviz,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to Innoviz Technologies Ltd., together with its consolidated subsidiaries as a consolidated entity.

All references in this Annual Report to “Israeli currency” and “NIS” refer to New Israeli Shekels, the terms “dollar,” “USD” or “$” refer to U.S. dollars and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

All references in this Annual Report to “Business Combination” refer to the transactions effected under the business combination agreement, dated as of December 10, 2020 (the “Business Combination Agreement”), by and among Collective Growth Corporation, a Delaware corporation (“Collective Growth”), Innoviz, Hatzata Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Innoviz (“Merger Sub”), solely for purposes of Sections 2.2(d), 2.3(a), 2.8, 2.9, 5.2, 5.5, 7.2 and Article VIII thereto, Perception Capital Partners LLC, a Delaware limited liability company (“Perception”), and solely for purposes of Sections 5.2, 5.5, 5.7 and Article VIII thereto, Antara Capital LP, a Delaware limited partnership and investment manager acting on behalf of certain funds it manages and/or designees (“Antara Capital”). Pursuant to the Business Combination Agreement, Merger Sub merged with and into Collective Growth, with Collective Growth surviving the merger. Upon consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement on April 5, 2021, Collective Growth became a wholly owned subsidiary of Innoviz.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this Annual Report concerning Innoviz’s industry and the regions in which it operates, including Innoviz’s general expectations and market position, market opportunity, market share and other management estimates, is based on information obtained from various independent publicly available sources and reports provided to us (including reports from IHS Markit (Dec-2020) and Frost and Sullivan (August-2020), and other industry publications, surveys and forecasts). Innoviz has not independently verified the accuracy or completeness of any third-party information. Similarly, internal surveys, industry forecasts and market research, which Innoviz believes to be reliable based upon its management’s knowledge of the industry, have not been independently verified. While Innoviz believes that the market data, industry forecasts and similar information included in this Annual Report are generally reliable, such information is inherently imprecise. In addition, assumptions and estimates of Innoviz’s future performance and growth objectives and the future performance of its industry and the markets in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Cautionary Statement Regarding Forward-Looking Statements” Item 3.D. “Key Information—Risk Factors” and Item 5. “Operating and Financial Review and Prospects” in this Annual Report.

The IHS Markit reports, data and information referenced herein (the “IHS Markit Materials”) are the copyrighted property of IHS Markit Ltd. and its subsidiaries (“IHS Markit”) and represent data, research, opinions or viewpoints published by IHS Markit, and are not representations of fact. The IHS Markit Materials speak as of the original publication date thereof and not as of the date of this document. The information and opinions expressed in the IHS Markit Materials are subject to change without notice and IHS Markit has no duty or responsibility to update the IHS Markit Materials. Moreover, while the IHS Markit Materials reproduced herein are from sources considered reliable, the accuracy and completeness thereof are not warranted, nor are the opinions and analyses which are based upon it. IHS Markit is a trademark of IHS Markit. Other trademarks appearing in the IHS Markit Materials are the property of IHS Markit or their respective owners.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This document contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this Annual Statement may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report estimates and forward-looking statements, principally in the sections entitled Item 3.D. “Key Information—Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.” In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. Statements regarding our future results of operations and financial position, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, are forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends which affect or may affect our business, operations and industry. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties, including without limitation those described under the sections in this Annual Report entitled Item 3.D. “Key Information—Risk Factors” and Item 5. “Operating and Financial Review and Prospects” and elsewhere in this Annual Report.

Our estimates and forward-looking statements may be influenced by factors including:

•	we are an early stage company with a history of losses, and expects to incur significant expenses and continuing losses for the foreseeable future;

•	our limited operating history and evolving business model makes evaluating its business and future prospects difficult and may increase the risk of your investment;

•

we are creating innovative technology by designing and developing unique components and the high price of or low yield in these components may affect our ability to sell at competitive prices, or may lead to losses;

•

we expect to invest substantially in research and development for the purpose of developing and commercializing new products, and these investments could significantly reduce its profitability or increase its losses and may not generate revenue for our company;

•

we may experience significant delays in the design, production and launch of our LiDAR products for autonomous driving systems, which could harm our business, prospects, financial condition and operating results;

•	we are substantially dependent on our design win with BMW and our relationship with Magna, and our business could be materially and adversely affected if the BMW L3 Program would be terminated;

•	the period from a design win to implementation is long and we are subject to the risks of not achieving design wins, cancellation or postponement of contracts or unsuccessful implementation;

•

we may need to raise additional funds in the future in order to execute our business plan and these funds may not be available to us when we need them; additionally, if we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be negatively affected;

•	if market adoption of LiDAR for autonomous vehicles does not continue to develop, or develops more slowly than we expect, our business will be adversely affected;

•

we target many customers that are large companies with substantial negotiating power, exacting product standards and potentially competitive internal solutions. If we are unable to sell our products to these customers, its prospects and results of operations will be adversely affected;

•

we continue to implement strategic initiatives designed to grow our business as these initiatives may prove more costly than we currently anticipate and we may not succeed in increasing our revenue in an amount sufficient to offset the costs of these initiatives and to achieve and maintain profitability;

•

the markets in which we compete are characterized by rapid technological change, which require us to continue to develop new products and product innovations, and could adversely affect market adoption of our products;

•	certain of our strategic, development and supply arrangements could be terminated or may not materialize into long-term contract partnership arrangements;

•	we may experience difficulties in managing our growth and expanding our operations;

•

continued pricing pressures, automotive original equipment manufacturers (“OEM”) cost reduction initiatives and the ability of automotive OEMs to re-source or cancel vehicle or technology programs may result in lower than anticipated margins, or losses, which may adversely affect our business; and

•	the other matters described in the section entitled Item 3.D. “Key Information—Risk Factors” beginning on page 4.

Many important factors, in addition to the factors described above and in other sections of this Annual Report, could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from estimates or forward-looking statements. We qualify all of our estimates and forward-looking statements by these cautionary statements.

The estimates and forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report. Except as required by applicable law, we undertake no obligation to publicly update or revise any estimates or forward-looking statements whether as a result of new information, future events or otherwise, or to reflect the occurrence of unanticipated events.

1) PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

Reserved.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

Summary of Risk Factors

The following is a summary of certain, but not all, of the risks that could adversely affect our business, operations and financial results. If any of the risks actually occur, our business could be materially impaired, the trading price of our ordinary shares and warrants could decline, and you could lose all or part of your investment.

•	Our limited operating history and evolving business model makes evaluating our business and future prospects difficult and may increase the risk of your investment;

•

We are creating innovative technology by designing and developing unique components. The high price of or low yield in these components may affect our ability to sell at competitive prices, or may lead to losses;

•

We expect to invest substantially in research and development for the purpose of developing and commercializing new products, and these investments could significantly reduce our profitability or increase our losses and may not generate revenue for us;

•

We may experience significant delays in the design, production and launch of our LiDAR products for autonomous driving systems, which could harm our business, prospects, financial condition and operating results;

•	We are substantially dependent on our design win with BMW and our relationship with Magna, and our business could be materially and adversely affected if the BMW L3 Program would be terminated;

•	The period of time from a design win to implementation is long and we are subject to the risks of not achieving design wins, cancellation or postponement of contracts or unsuccessful implementation;

•	If market adoption of LiDAR for autonomous vehicles does not continue to develop, or develops more slowly than we expect, our business will be adversely affected;

•

We target many customers that are large companies with substantial negotiating power, exacting product standards and potentially competitive internal solutions. If we are unable to sell our products to these customers, our prospects and results of operations will be adversely affected;

•

We continue to implement strategic initiatives designed to grow our business. These initiatives may prove more costly than we currently anticipate and we may not succeed in increasing our revenue in an amount sufficient to offset the costs of these initiatives and to achieve and maintain profitability;

•

The markets in which we compete are characterized by rapid technological change, which requires us to continue to develop new products and product innovations, and could adversely affect market adoption of our products;

•	Certain of our strategic, development and supply arrangements could be terminated or may not materialize into long-term contract partnership arrangements;

•	We may experience difficulties in managing our growth and expanding our operations;

•

Continued pricing pressures, automotive OEM cost reduction initiatives and the ability of automotive OEMs to re-source or cancel vehicle or technology programs may result in lower than anticipated margins or losses, which may adversely affect our business;

•	Adverse conditions in the automotive industry or the global economy more generally could have adverse effects on our results of operations;

•	Adoption of LiDAR for other emerging markets may not occur or may occur much more slowly than we anticipate, which would adversely affect our business and prospects;

•

The complexity of our products could result in unforeseen delays or expenses from undetected defects, errors or bugs in hardware or software which could reduce the market adoption of our new products, damage our reputation with current or prospective customers, expose us to product liability, warranty and other claims and adversely affect our operating costs;

•	We operate in a highly competitive market against a large number of both established competitors and new market entrants, and some market participants have substantially greater resources than ours;

•	Our business depends on our ability to attract and retain highly skilled personnel and senior management;

•

We rely on third-party suppliers and, because some of the key components in our products come from limited or sole sources of supply, we are susceptible to supply shortages, long lead times for components and supply changes, any of which could disrupt our supply chain and could delay deliveries of our products to customers;

•	Our sales and operations in international markets expose us to operational, financial and regulatory risks;

•

We have been, and may in the future be, adversely affected by the global COVID-19 pandemic, the duration and economic, governmental and social impact of which is difficult to predict, which may significantly harm our business, prospects, financial condition and operating results;

•

We may not be able to adequately protect or enforce our intellectual property rights or prevent unauthorized parties from copying or reverse engineering our solutions. Our efforts to protect and enforce our intellectual property rights and prevent third parties from violating our rights may be costly;

•	Our business may be adversely affected by changes in automotive safety regulations or concerns that drive further regulation of the automobile safety market;

•

Failures, or perceived failures, to comply with privacy, data protection, and information security requirements in the variety of jurisdictions in which we operate may adversely impact our business, and such legal requirements are evolving, uncertain and may require improvements in, or changes to, our policies and operations;

•	Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our products;

•

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation;

•	Our Articles and Israeli law could prevent a takeover that shareholders consider favorable and could also reduce the market price of our ordinary shares and warrants;

•	We do not intend to pay dividends in the foreseeable future;

•	The market price and trading volume of our ordinary shares and warrants may be volatile and could decline significantly;

•

As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements;

•	We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business;

•	The tax benefits that are available to us require that we continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes;

•	The rights and responsibilities of our shareholders are governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations;

•	The other matters described in the section titled “Risk Factors” beginning on page 6.

Risks Related to Our Business

Our limited operating history and evolving business model makes evaluating our business and future prospects difficult and may increase the risk of your investment.

Our company has been focused on developing LiDAR products for autonomous driving systems since our inception in 2016. This relatively limited operating history makes it difficult to evaluate our future prospects and the risks and challenges we may encounter. Further, because we have limited historical financial data and we operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market.

In addition, our business model may undergo changes or differ with respect to certain Tier-1 partners such that instead of manufacturing and selling a full-blown LiDAR solution, we may sell a chip-set containing certain components to the Tier-1 partner(s), which will then assemble the LiDAR solution in accordance with our design and sell the solution to the automotive OEMs. To the extent that our business model does change, this will also render our historical operating history and financial data less useful in assessing our prospects.

If we fail to address the risks and difficulties that we face, including those described elsewhere in this “Risk Factors” section, our business, financial condition and results of operations could be adversely affected. We have encountered in the past, and we will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.

We are creating innovative technology by designing and developing unique components. The high price of or low yield in these components may affect our ability to sell at competitive prices, or may lead to losses.

Part of our technological approach to providing cost-efficient LiDAR-based autonomous driving solutions featuring superior performance involves using a multi-disciplinary approach to design some of our components.

Many of these components are complex and contain multiple sophisticated elements. Volume production of these elements may require extreme precision and present challenges to their manufacturers. This can lead to increased costs of production of the components which the manufacturers may pass on to us or a production run may yield fewer usable components than what was desired or anticipated. Any such increased components cost or suboptimal yield in the production of our components may significantly increase our production costs and thereby decrease our margins and potentially increase or cause us losses.

We expect to invest substantially in research and development for the purpose of developing and commercializing new products, and these investments could significantly reduce our profitability or increase our losses and may not generate revenue for our company.

Our future growth depends on maintaining our technological leadership in order to introduce new products that achieve market acceptance and penetrate new markets. Therefore we plan to incur substantial research and development costs as part of our efforts to design, develop, manufacture and commercialize new products and enhance existing products. Our research and development expenses were approximately $57.0 million and $59.4 million during the years ended December 31, 2020 and 2019, respectively, and are likely to grow in the future. Future research and development expenses will adversely affect our future results of operations. In addition, our research and development program may not produce successful results, and even if it does successfully produce new products, those products may not achieve market acceptance, create additional revenue or become profitable.

We may experience significant delays in the design, production and launch of our LiDAR products for autonomous driving systems, which could harm our business, prospects, financial condition and operating results.

Our recently announced product, InnovizTwo, is still in the development and testing phase. Any delay in the financing, design, production and launch of InnovizTwo or of any other future products, could materially damage our brand, business, prospects, financial condition and operating results. There are often delays in the design, production and commercial release of new products, and we have limited experience in managing the process of introducing a new product and managing its launch. To the extent we delay the launch of InnovizTwo or any future product, our growth prospects could be adversely affected as we may fail to increase our market share.

We are substantially dependent on our design win with BMW and our relationship with Magna, and our business could be materially and adversely affected if the BMW L3 Program would be terminated.

Our business is substantially dependent on our design win with BMW. We are the supplier of LiDAR to the BMW Level 3 program (“BMW L3 Program”), through our Tier-1 partner, Magna Electronics Inc. (“Magna”). For the years ended December 31, 2020 and December 31, 2019, sales to Magna accounted for approximately $2.8 million and $1.0 million, respectively, representing greater than 50% of our total revenues during each respective period. There can be no assurance that we will be able to maintain our relationship with BMW or Magna and secure orders from Magna for BMW’s program. If BMW terminates or significantly alters or delays our BMW L3 Program and/or alters its relationship with us in a manner that is adverse to our company, our business would be materially adversely affected. Similarly, if we are unable to maintain our relationship with Magna, or if our arrangement with Magna is modified so that the economic terms become less favorable to us, then our business would be materially adversely affected.

The period from a design win to implementation is long and we are subject to the risks of not achieving design wins, cancellation or postponement of contracts or unsuccessful implementation.

Prospective customers, including those in the automotive industry, generally must make significant commitments of resources to test and validate our products and confirm that they can integrate with other technologies before including them in any particular system, product or model. The development cycles of our products with new customers varies widely depending on the application, market, customer and the complexity of the product. In the automotive market, for example, this development cycle can be five to seven years. As a result of these lengthy development cycles, we spend significant time and resources to have our products selected by automotive OEMs and their suppliers for use in a particular vehicle model, which is known as a design win. If we do not achieve a design win with respect to a particular vehicle model, we may not have an opportunity to supply our products to the automotive OEM for that vehicle model for a period of many years. If our products are not selected by an automotive OEM or its suppliers for one vehicle model or if our products are not successful in that vehicle model, it is unlikely that its product will be deployed in other vehicle models of that automotive OEM. Further, we are subject to the risk that customers cancel or postpone implementation of our technology, as well as that we will not be able to integrate our technology successfully into a larger system with other sensing modalities. If we fail to win a significant number of vehicle models from one or more of automotive OEMs or their suppliers, or our customers cancel or postpone implementation, our business, results of operations and financial condition may be materially and adversely affected.

We may need to raise additional funds in the future in order to execute our business plan and these funds may not be available to us when we need them. If we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be negatively affected.

We may require additional capital in the future in order to fund our growth strategy or to respond to technological advancements, competitive dynamics or technologies, customer demands, business opportunities, challenges, acquisitions or unforeseen circumstances. We may also determine to raise equity or debt financing for other reasons. For example, in order to further enhance business relationships with current or potential customers or partners, we may issue equity or equity-linked securities to such current or potential customers or partners.

We may not be able to timely secure additional debt or equity financing on favorable terms, or at all. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing shareholders could experience significant dilution. In addition, any debt financing obtained by us in the future, whether in the form of a credit facility or otherwise, could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited. In addition, because our decision to issue debt or equity in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts.

If market adoption of LiDAR for autonomous vehicles does not continue to develop, or develops more slowly than we expect, our business will be adversely affected.

While our LiDAR-based solutions can be applied to different use cases across end markets, we have been and expect to continue to be significantly focused on automotive applications. Despite the fact that the automotive industry has engaged in considerable effort to research and test LiDAR products for ADAS and autonomous driving applications, there is no guaranty that the automotive industry will introduce LiDAR products in commercially available vehicles. LiDAR products are still relatively new in the market and it is possible that other sensor technologies and devices, based on new or existing technology or a combination of technologies, will achieve acceptance or leadership in the ADAS and autonomous driving industries. Even if LiDAR products are used in initial generations of autonomous driving technology and certain ADAS products, we cannot guarantee that LiDAR products will be designed into or included in subsequent generations of such commercialized technology. In addition, we expect that initial generations of autonomous vehicles will be focused on limited applications, such as robotaxis, and that mass market adoption of autonomous technology may lag behind these initial applications significantly. The speed of market growth for ADAS or autonomous vehicles is difficult if not impossible to predict, and it is more difficult to predict this market’s future growth in light of the economic consequences of the COVID-19 pandemic. In addition, to the extent that the market for autonomous vehicle develops successfully, we expect that there will be increasing competition from providers of sensing technology based on LiDAR and other modalities. If commercialization of LiDAR products is not successful, or not as successful as we or the market expects, or if other sensing modalities gain acceptance over our LiDAR product by developers of autonomous driving systems or ADAS, automotive OEMs, regulators and safety organizations or other market participants by the time autonomous vehicle technology achieves mass market adoption, our business, results of operations and financial condition will be materially and adversely affected.

We target many customers that are large companies with substantial negotiating power, exacting product standards and potentially competitive internal solutions. If we are unable to sell our products to these customers, our prospects and results of operations will be adversely affected.

Many of our customers and potential customers are large, multinational companies with substantial negotiating power relative to us and, in some instances, may have internal solutions that are competitive to our products. These large, multinational companies also have significant resources, which may allow them to acquire or develop competitive technologies either independently or in partnership with others. Accordingly, even after investing significant resources to develop a product, we may not secure a design win or may not be able to commercialize a product on profitable terms. If our products are not selected by these companies or if these companies develop or acquire competitive technology or negotiate terms that are disadvantageous to us, it will have an adverse effect on our business.

We continue to implement strategic initiatives designed to grow our business. These initiatives may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue in an amount sufficient to offset the costs of these initiatives and to achieve and maintain profitability.

We continue to make investments and implement initiatives designed to grow our business, including:

•	investing in research and development;

•	expanding our sales and marketing efforts to attract new customers across industries;

•	investing in new applications and markets for our products;

•	further enhancing our manufacturing processes and partnerships; and

•	investing in legal, accounting, and other administrative functions necessary to support our operations as a public company.

These initiatives may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue, if at all, in an amount sufficient to offset these higher expenses and to achieve and maintain profitability. The market opportunities we are pursuing are at an early stage of development, and it may be many years before the end markets we expect to serve generate significant demand for our products at scale, if at all.

In addition, our revenue may be adversely affected for a number of reasons, including the development and/or market acceptance of new technology that competes with our LiDAR products, changes by OEMs or other market participants to their autonomous vehicle technology, failure of our customers to commercialize autonomous systems that include our LiDAR solutions, our inability to effectively manage our inventory or manufacture products at scale, our failure to enter new markets or to attract new customers or expand orders from existing customers or due to increasing competition. Furthermore, it is difficult to predict the size and growth rate of our target markets, customer demand for our products, commercialization timelines, developments in autonomous sensing and related technology, the entry of competitive products, or the success of existing competitive products and services. Accordingly, we do not expect to achieve profitability over the near term. If our revenue does not grow over the long term, our ability to achieve and maintain profitability may be adversely affected, and the value of our business may significantly decrease.

The markets in which we compete are characterized by rapid technological change, which requires us to continue to develop new products and product innovations, and could adversely affect market adoption of our products.

While we intend to invest substantial resources on research and development, continuing technological changes in sensing technology, as well as changes in the ADAS and autonomous driving industries, could adversely affect adoption of LiDAR and/or our products. Our future success will depend upon our ability to develop and introduce a variety of new capabilities and innovations to our existing product offerings, as well as to introduce a variety of new product offerings to address the changing needs of the markets in which we offer our products. For example, we are currently working on our InnovizTwo product, as well as several other new LiDAR products. We cannot guarantee that our new products will be released in a timely manner, or at all, or achieve market acceptance. Delays in delivering new products that meet customer requirements could damage our relationships with customers and lead them to seek alternative sources of supply.

If we are unable to devote adequate resources to develop products or cannot otherwise successfully develop products or system configurations that meet customer requirements, including pricing, on a timely basis or that remain competitive with other technological alternatives, our products could lose market share, our revenue will decline, we may experience operating losses and our business and prospects will be adversely affected.

Certain of our strategic, development and supply arrangements could be terminated or may not materialize into long-term contract partnership arrangements.

We have arrangements with strategic, development and supply partners and collaborators. Some of these arrangements are evidenced by memorandums of understandings, early stage agreements that are used for design and development purposes but that will require renegotiation at later stages of development or replacement by production or master agreements that have yet to be implemented under separately negotiated statements of work, each of which could be terminated or may not materialize into next-stage contracts or long-term contract partnership arrangements. If these arrangements are terminated or if we are unable to enter into next-stage contracts or long-term operational contracts, our business, prospects, financial condition and operating results may be materially adversely affected.

We may experience difficulties in managing our growth and expanding our operations.

We expect to experience significant growth in the scope and nature of our operations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, compliance programs and reporting systems. We are currently in the process of strengthening our compliance programs, including our compliance programs related to export controls, privacy and cybersecurity and anti-corruption. We may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing controls, programs, systems and procedures, which could have an adverse effect on our business, reputation and financial results.

Continued pricing pressures, automotive OEM cost reduction initiatives and the ability of automotive OEMs to re-source or cancel vehicle or technology programs may result in lower than anticipated margins or losses, which may adversely affect our business.

Cost-cutting initiatives adopted by our customers often result in increased downward pressure on pricing. We expect that our agreements with automotive OEMs may require step-downs in pricing over the term of the agreements or, if commercialized, over the periods of production. In addition, our automotive OEM customers often reserve the right to terminate their supply contracts for convenience, which enhances their ability to obtain price reductions. Automotive OEMs also possess significant leverage over their suppliers, including us, because the automotive component supply industry is highly competitive, serves a limited number of customers and has a high fixed cost base. Accordingly, we expect to be subject to substantial continuing pressure from automotive OEMs and Tier-1 suppliers to reduce the price of our products. It is possible that pricing pressures beyond our expectations could intensify as automotive OEMs pursue restructuring, consolidation and cost-cutting initiatives. If we are unable to generate sufficient production cost savings in the future to offset price reductions, our gross margin and profitability would be adversely affected.

Adverse conditions in the automotive industry or the global economy more generally could have adverse effects on our results of operations.

Our business is directly affected by and significantly dependent on business cycles and other factors affecting the global automotive industry and global economy generally. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rates and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements and political volatility, especially in energy-producing countries and growth markets. In addition, automotive production and sales can be affected by our automotive OEM customers’ ability to continue operating in response to challenging economic conditions and in response to regulatory requirements and other factors. The volume of automotive production in North America, Europe and the rest of the world has fluctuated, sometimes significantly, from year to year, and we expect any such fluctuations to give rise to fluctuations in the demand for our products. Any significant adverse change in any of these factors may result in a reduction in automotive sales and production by our automotive OEM customers and could have a material adverse effect on our business, results of operations and financial condition.

Adoption of LiDAR for other emerging markets may not occur or may occur much more slowly than we anticipate, which would adversely affect our business and prospects.

We are investing in and pursuing market opportunities outside of the automotive markets, including in industrial, delivery, surveillance and security robots, mapping applications for topography and smart city initiatives. We believe that our future revenue growth, if any, will depend in part on our ability to expand within new markets such as these and to enter new markets as they emerge. Each of these markets presents distinct risks and, in many cases, requires us to address the particular requirements of that market.

Addressing these requirements can be time-consuming and costly. The market for LiDAR technology outside of automotive applications is relatively new, rapidly developing and unproven in many markets or industries. Many of the participants in the markets for LiDAR technology outside of the automotive industry are still in testing and developing their technologies and products and may not succeed to commercialize products or systems with LiDAR products or at all. We cannot be certain that LiDAR will be sold into these markets, or any market outside of automotive market, at scale. Adoption of LiDAR products, including our products, outside of the automotive industry will depend on numerous factors, including: whether the technological capabilities of LiDAR and LiDAR-based products meet users’ current or anticipated needs, whether the benefits of designing LiDAR into larger sensing systems outweigh the costs, complexity and time needed to deploy such technology or replace or modify existing systems that may have used other modalities such as cameras and radar, whether users in other applications can move beyond the testing and development phases and proceed to commercializing systems supported by LiDAR technology and whether LiDAR developers such as us can keep pace with rapid technological change in certain developing markets and the global response to the COVID-19 pandemic and the length of any associated work stoppages. If LiDAR technology does not achieve commercial success outside of the automotive industry, or if the market develops at a pace slower than we expect, our business, results of operation and financial condition may be materially and adversely affected.

As part of growing our business, we may make acquisitions. If we fail to successfully select, execute or integrate our acquisitions, then our business, results of operations and financial condition could be materially adversely affected and the price of our ordinary shares and warrants could decline.

From time to time, we may undertake acquisitions to add new products and technologies, acquire talent, gain new sales channels or enter into new markets or sales territories. Acquisitions involve numerous risks and challenges, including relating to the successful integration of the acquired business and its key personnel, entering into new territories or markets with which we have limited or no prior experience, establishing or maintaining business relationships with new customers, channel partners, vendors and suppliers, unexpected liabilities and potential post-closing disputes.

To date, we have no experience with acquisitions and the integration of acquired technology and personnel. Further, the ability to successfully identify an acquisition candidate, negotiate and close an acquisition and then integrate the acquired company may be made more difficult by travel limitations and difficulties resulting from the COVID-19 pandemic. Failure to successfully identify, complete, manage and integrate acquisitions could materially and adversely affect our business, financial condition and results of operations and could cause the price of our ordinary shares and warrants to decline.

The complexity of our products could result in unforeseen delays or expenses from undetected defects, errors or bugs in hardware or software which could reduce the market adoption of our new products, damage our reputation with current or prospective customers, expose us to product liability, warranty and other claims and adversely affect our operating costs.

Our products are technologically complex and require high standards to manufacture. We have experienced in the past and will likely also experience in the future defects, errors or bugs at various stages of development and manufacturing. We may be unable to timely release new products, manufacture existing products, correct problems that have arisen or correct such problems to our customers’ satisfaction. Additionally, undetected errors, defects, especially as new products are introduced or as new versions are released, could result in serious injury, including fatalities, to the end users of technology incorporating our products, or those in the surrounding area, our customers never being able to commercialize technology incorporating our products, litigation against us, negative publicity and other consequences. These risks are particularly prevalent in the highly competitive autonomous driving and ADAS markets. Some errors or defects in our products may only be discovered after they have been tested, commercialized and deployed by customers. In accordance with customary practice in the automotive industry, we provide our customer with a time-limited warranty to our products. If such errors or defects occur within the respective warranty period, we may incur significant additional development costs, repair or replacement costs. Such problems may also result in claims against us by our customers or by third parties and in some cases, even lead to product recall and the costs associated with such process. Our reputation or brand may be damaged as a result of these problems and customers may be reluctant to buy our products, which could adversely affect our ability to retain existing customers and attract new customers, and could adversely affect our financial results.

In addition, we could face material legal claims for breach of contract, product liability, tort or breach of warranty as a result of these problems. Defending a lawsuit, regardless of its merit, could be costly and may divert management’s attention and adversely affect the market’s perception of us and our products. In addition, our business liability insurance coverage could prove inadequate with respect to a claim and future coverage may be unavailable on acceptable terms or at all. These product-related issues could result in claims against us and our business could be adversely affected.

Moreover, legislation and regulations may be adopted or changed over time to increase our liability associated with the use of our products, which may make our liability insurance coverage inadequate to fully mitigate such risks or rather make it significantly more costly, which could adversely affect our operating results and financial condition.

We operate in a highly competitive market against a large number of both established competitors and new market entrants, and some market participants have substantially greater resources than ours.

The markets for sensing technology applicable to autonomous solutions across numerous industries are highly competitive. Our future success will depend on our ability to maintain our lead by continuing to develop and protect from infringement advanced LiDAR technology in a timely manner and to stay ahead of existing and new competitors. Our competitors are numerous and they compete with us directly by offering LiDAR products and indirectly by attempting to solve some of the same challenges with different technology. We face competition from camera and radar companies, other developers of LiDAR products, Tier-1 suppliers and other technology and automotive supply companies, some of which have significantly greater resources than we do. Some examples of our competitors include Hesai, Ibeo Automotive Systems, LeddarTech, Velodyne, Luminar, Valeo SA, Bosch and Continental. In the automotive market, our competitors have commercialized non-LiDAR-based ADAS technology which has achieved market adoption, strong brand recognition and may continue to improve. Other competitors are working towards commercializing autonomous driving technology and either by themselves, or with a publicly announced partner, have substantial financial, marketing, research and development and other resources. Some of our customers in the autonomous vehicle and ADAS markets have announced development efforts or made acquisitions directed at creating their own LiDAR-based or other sensing technologies, which would compete with our solutions. We do not know how close these competitors are to commercializing autonomous driving systems or novel ADAS applications. In markets outside of the automotive industry, our competitors, like Velodyne, seek to develop new sensing applications across industries. Even in these emerging markets, we face substantial competition from numerous competitors seeking to prove the value of their technology. Additionally, increased competition may result in pricing pressure and reduced margins and may impede our ability to increase the sales of our products or cause us to lose market share, any of which will adversely affect our business, results of operations and financial condition.

We expect our results of operations to fluctuate on a quarterly and annual basis, which could cause the price of our ordinary shares and warrants to fluctuate or decline.

Our quarterly and annual results of operations have fluctuated in the past and may vary significantly in the future. As such, historical comparisons of our operating results may not be meaningful. In particular, because our sales to date have primarily been to customers making purchases for research and development projects, sales in any given quarter can fluctuate based on the timing and success of our customers’ development projects. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and may not fully reflect the underlying performance of our business. These fluctuations could adversely affect our ability to meet our expectations or those of securities analysts or investors. If we do not meet these expectations for any period, the value of our business and our securities could decline significantly. Factors that may cause these quarterly fluctuations include, without limitation, those listed below:

•	the timing and magnitude of orders and shipments of our products in any quarter;

•	pricing changes we may adopt to drive market adoption or in response to competitive pressure;

•	our ability to retain our existing customers and attract new customers;

•	our ability to develop, introduce, manufacture and ship in a timely manner products that meet customer requirements;

•	disruptions in our sales channels or termination of our relationship with important channel partners;

•	delays in customers’ purchasing cycles or deferments of customers’ purchases in anticipation of new products or updates from us or our competitors;

•	fluctuations in demand pressures for our products;

•	the mix of products sold in any quarter;

•	the duration of the global COVID-19 pandemic and the time it takes for economic recovery;

•	the timing and rate of broader market adoption of autonomous systems utilizing our smart vision solutions across the automotive and other market sectors;

•	market acceptance of LiDAR and further technological advancements by our competitors and other market participants;

•	the ability of our customers to commercialize systems that incorporate our products;

•	any change in the competitive dynamics of our markets, including consolidation of competitors, regulatory developments and new market entrants;

•	our ability to effectively manage our inventory;

•	changes in the source, cost, availability of and regulations pertaining to materials we use;

•	adverse litigation, judgments, settlements or other litigation-related costs, or claims that may give rise to such costs; and

•	general economic, industry and market conditions, including trade disputes.

Changes in tax laws or exposure to additional income tax liabilities could affect our future profitability.

Factors that could materially affect our future effective tax rates include but are not limited to:

•	changes in tax laws or the regulatory environment;

•	changes in accounting and tax standards or practices;

•	changes in the composition of operating income by tax jurisdiction; and

•	our operating results before taxes.

Because we do not have a long history of operating at our present scale and we have significant expansion plans, our effective tax rate may fluctuate in the future. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under U.S. GAAP, changes in the composition of earnings in countries with differing tax rates, changes in deferred tax assets and liabilities, or changes in tax laws.

Changes in our product mix may impact our financial performance.

Our financial performance can be affected by the mix of products we sell during a given period. If our sales include more of our lower gross margin products than higher gross margin products, our results of operations and financial condition may be adversely affected. There can be no guarantees that we will be able to successfully alter our product mix so that we are selling more of our high gross margin products. If actual results vary from this projected product mix of sales, our results of operations and financial condition could be adversely affected.

We are highly dependent on the services of our co-founders, Omer Keilaf, Oren Rosenzweig and Oren Buskila.

We are highly dependent on our co-founders, Omer Keilaf, Oren Rosenzweig and Oren Buskila. Messrs. Keilaf, Rosenzweig and Buskila have acted as our Chief Executive Officer, Chief Business Officer and Chief R&D Officer, respectively, since our inception, and as such, are deeply involved in all aspects of our business, including product development. The loss of any of them would adversely affect our business because this could make it more difficult to, among other things, compete with other market participants, manage our research and development (“R&D”) activities and retain existing customers or cultivate new ones. Negative public perception of, or negative news related to, any of Messrs. Keilaf, Rosenzweig or Buskila may adversely affect our brand, relationship with customers or standing in the industry.

Our management team has limited experience managing a public company.

Our management team has limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly-complex laws pertaining to public companies. Our management team may not successfully or efficiently manage their new roles and responsibilities, our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. The challenges of transitioning to a public company may be exacerbated because we became public in a transaction with a special purpose acquisition company and such transactions are subject to heightened SEC scrutiny given their novelty and complexity. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and operating results.

Our business depends on our ability to attract and retain highly skilled personnel and senior management.

Competition for highly-skilled personnel is often intense, especially in Israel, where our principal office is located, and it may incur significant costs to attract them. We may face challenges in attracting or retaining qualified personnel to fulfill our current or future needs. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity or equity awards declines, it may adversely affect our ability to retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, we could face disruptions in our operations, strategic relationships, key information, expertise or know-how and unanticipated recruitment and onboarding costs, and our business and future growth prospects could be adversely affected.

We rely on third-party suppliers and, because some of the key components in our products come from limited or sole sources of supply, we are susceptible to supply shortages, long lead times for components and supply changes, any of which could disrupt our supply chain and could delay deliveries of our products to customers.

Some of the components that go into the manufacture of our solutions are sourced from third-party suppliers. Some of the key components used to manufacture our products come from limited or single source suppliers. We are therefore subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our products. This risk may be amplified by the effects of the COVID-19 pandemic and other health epidemics and outbreaks due to, among other things, work stoppages or interruptions. For example, our products depend on external semi-conductor foundries. Any disruptions to those foundries could materially and adversely affect our ability to manufacture our solutions. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantities and delivery schedules. We have in the past experienced and may in the future experience component shortages and price fluctuations of certain key components and materials, and the predictability of the availability and pricing of these components may be limited. In the event of a component shortage, supply interruption or material pricing change from suppliers of these components, we may not be able to develop alternate sources in a timely manner or at all in the case of sole or limited sources. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, could adversely affect our relationships with our customers and could cause delays in shipment of our products and adversely affect our operating results. In addition, increased component costs could result in lower gross margins. Even where we are able to pass increased component costs along to our customers, there may be a lapse of time before we are able to do so such that we must absorb the increased cost. If we are unable to buy these components in quantities sufficient to meet our requirements on a timely basis, we will not be able to deliver products to our customers, which may result in such customers using competitive products instead of our products.

Our sales and operations in international markets expose us to operational, financial and regulatory risks.

International sales comprise a significant amount of our overall revenue. Sales to international customers accounted for approximately 97% and 93% of our revenue in the years ended December 31, 2020 and 2019, respectively. We are committed to growing our international sales and, while we have committed resources to expanding our international operations and sales channels, these efforts may not be successful. International operations are subject to a number of other risks, including:

•	exchange rate fluctuations;

•	political and economic instability, international terrorism and anti-American sentiment, particularly in emerging markets;

•	global or regional health crises, such as the COVID-19 pandemic;

•	potential for violations of anti-corruption laws and regulations, such as those related to bribery and fraud;

•	preference for locally branded products, and laws and business practices favoring local competition;

•	potential consequences of, and uncertainty related to, the “Brexit” process in the United Kingdom, which could lead to additional expense and complexity in doing business there;

•	increased difficulty in managing inventory;

•	delayed revenue recognition;

•	less effective protection of intellectual property;

•

stringent regulation of the autonomous or other systems or products using our products and stringent consumer protection and product compliance regulations, including but not limited to General Data Protection Regulation in the European Union, European competition law, the Restriction of Hazardous Substances directive, the Waste Electrical and Electronic Equipment directive and the European Ecodesign directive that are costly to comply with and may vary from country to country;

•	difficulties and costs of staffing and managing foreign operations;

•	import and export laws and the impact of tariffs; and

•	changes in local tax and customs duty laws or changes in the enforcement, application or interpretation of such laws.

The occurrence of any of these risks could negatively affect our international business and consequently our business, operating results and financial condition.

Unforeseen eye safety issues could result in injuries to people which could result in adverse effects on our business and reputation.

Our LiDAR utilizes lasers for performing 3D sensing. While we have developed system components designed to prevent our LiDAR lasers from harming human eyes, in the event that an unforeseen issue arises that results in serious injury, our reputation or brand may be damaged and we could face material legal claims for breach of contract, product liability, tort or breach of warranty as a result of these problems. Defending a lawsuit, regardless of its merit, could be costly and may divert management’s attention and adversely affect the market’s perception of us and our products. In addition, our business liability insurance coverage could prove inadequate with respect to a claim and future coverage may be unavailable on acceptable terms or at all.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, global pandemics, and interruptions by man-made problems, such as network security breaches, computer viruses or terrorism. Material disruptions of our business or information systems resulting from these events could adversely affect our operating results.

A significant natural disaster, such as an earthquake, fire, flood or significant power outage or other similar events, such as infectious disease outbreaks or pandemic events, including the COVID-19 pandemic, could have an adverse effect on our business and operating results. The COVID-19 pandemic has produced meaningful operational challenges and we expect to continue to experience disruptions in our business during 2021. COVID-19 has heightened many of the other risks described herein, such as the demand for our products, our ability to achieve or maintain profitability and our ability to raise additional capital in the future. Despite the implementation of network security measures, our networks and LiDAR products also may be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our solutions. In addition, natural disasters, acts of terrorism or war could cause disruptions in our remaining manufacturing operations, our, our customers’, suppliers’ or channel partners’ businesses, or the economy as a whole. We also rely on information technology systems to communicate among our workforce and with third parties. Any disruption to our communications, whether caused by a natural disaster or by manmade problems, such as power disruptions, could adversely affect our business. We do not have a formal disaster recovery plan or policy in place and does not currently require that our suppliers’ partners have such plans or policies in place. To the extent that any such disruptions result in delays or cancellations of orders or impede our suppliers’ ability to timely deliver product components, or the deployment of our products, our business, operating results and financial condition would be adversely affected.

We have been, and may in the future be, adversely affected by the global COVID-19 pandemic, the duration and economic, governmental and social impact of which is difficult to predict, which may significantly harm our business, prospects, financial condition and operating results.

The ongoing COVID-19 pandemic as well as other possible health epidemics and outbreaks could result in a material adverse impact on us or our customers’ business operations including reduction or suspension of operations in the U.S. or certain parts of the world. Our engineering and manufacturing operations, among others, cannot all be conducted in a remote working structure and often require on-site access to materials and equipment. We have customers with international operations in varying industries. We also depend on suppliers and manufacturers worldwide. Depending upon the duration of the ongoing COVID-19 pandemic and the associated business interruptions, our customers, suppliers, manufacturers and partners may suspend or delay their engagement with us, which could result in a material adverse effect on our financial condition. Our response to the ongoing COVID-19 pandemic may prove to be inadequate and we may be unable to continue our operations in the manner we had prior to the outbreak, and may endure interruptions, reputational harm, delays in our product development and shipments, all of which could have an adverse effect on our business, operating results, and financial condition. In addition, when the pandemic subsides, we cannot assure you as to the timing of any economic recovery, which could continue to have a material adverse effect on our target markets and our business.

Risks Related to our Intellectual Property

We may not be able to adequately protect or enforce our intellectual property rights or prevent unauthorized parties from copying or reverse engineering our solutions. Our efforts to protect and enforce our intellectual property rights and prevent third parties from violating our rights may be costly.

The success of our products and our business depends in part on our ability to obtain patents and other intellectual property rights and maintain adequate legal protection for our products in the United States and other international jurisdictions. We rely on a combination of patent, copyright, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. We cannot assure you that any patents will be issued with respect to our currently pending patent applications or that any trademarks will be registered with respect to our currently pending applications in a manner that gives us adequate defensive protection or competitive advantages, if at all, or that any patents issued to us or any trademarks registered by it will not be challenged, invalidated or circumvented. We have filed for patents and trademarks in the United States and in certain international jurisdictions, but such protections may not be available in all countries in which we operate or in which we seek to enforce our intellectual property rights, or may be difficult to enforce in practice. our currently issued patents and trademarks and any patents and trademarks that may be issued or registered, as applicable, in the future with respect to pending or future applications may not provide sufficiently broad protection or may not prove to be enforceable in actions against alleged infringers. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive to ours or infringe our intellectual property.

Protecting against the unauthorized use of our intellectual property, products and other proprietary rights is expensive and difficult, particularly internationally. We believe that our patents relating to the use of 905nm lasers in LiDAR products for the autonomous vehicle market are foundational and we intend to enforce the intellectual property portfolio we have built. Unauthorized parties may attempt to copy or reverse engineer our solutions or certain aspects of our solutions that we consider proprietary. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to prevent unauthorized parties from copying or reverse engineering our solutions, to determine the validity and scope of the proprietary rights of others or to block the importation of infringing products from one patent jurisdiction into another jurisdiction.

Effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our products are available and competitors based in other countries may sell infringing products in one or more markets. An inability to adequately protect and enforce our intellectual property and other proprietary rights or an inability to prevent authorized parties from copying or reverse engineering our smart vision solutions or certain aspects of our solutions that we consider proprietary could seriously adversely affect our business, operating results, financial condition and prospects.

In addition to patented technology, we rely on our unpatented proprietary technology, processes and know-how.

We rely on proprietary information (such as know-how and confidential information) to protect intellectual property that may not be patentable or subject to copyright, trademark, trade dress or service mark protection, or that we believe is best protected by means that do not require public disclosure.

We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors and third parties. However, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, advisors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position.

We also rely on physical and electronic security measures to protect our proprietary information, but we cannot provide assurance that these security measures will not be breached or provide adequate protection for our property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property rights.

Third-party claims that we are infringing intellectual property, whether successful or not, could result in costly and time-consuming litigation or expensive licenses, and our business could be adversely affected.

Although we hold patents related to our products, a number of companies, both within and outside of the LiDAR industry, hold other patents covering aspects of LiDAR products. In addition to these patents, participants in this industry typically also protect their technology, especially embedded software, through copyrights and trade secrets. As a result, there is frequent litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. We may receive in the future inquiries from other intellectual property holders and may become subject to claims that we infringes their intellectual property rights, particularly as we expand our presence in the market. In addition, parties may claim that the names and branding of our products infringe their trademark rights in certain countries or territories. If such a claim were to prevail, we may have to change the names and branding of our products in the affected territories and it could incur other costs.

We currently have a number of agreements in effect pursuant to which we have agreed to defend, indemnify and hold harmless our customers, suppliers, and partners from damages and costs which may arise from the infringement by our products of third-party patents or other intellectual property rights. The scope of these indemnity obligations varies, but may, in some instances, include indemnification for damages and expenses, including attorneys’ fees. Our insurance may not cover all intellectual property infringement claims. A claim that our products infringe a third party’s intellectual property rights, even if untrue, could adversely affect our relationships with our customers, may deter future customers from purchasing our products and could expose us to costly litigation and settlement expenses. Even if we are not a party to any litigation between a customer and a third party relating to infringement by our products, an adverse outcome in any such litigation could make it more difficult for us to defend our products against intellectual property infringement claims in any subsequent litigation in which we are a named party. Any of these results could adversely affect our brand and operating results.

Our defense of intellectual property rights claims brought against us or our customers, suppliers and channel partners, with or without merit, could be time-consuming, expensive to litigate or settle, divert management resources and attention and force us to acquire intellectual property rights and licenses, which may involve substantial royalty or other payments and may not be available on acceptable terms or at all. Further, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages or obtain an injunction. An adverse determination also could invalidate our intellectual property rights and adversely affect our ability to offer our products to our customers and may require that we procure or develop substitute products that do not infringe, which could require significant effort and expense. Any of these events could adversely affect our business, operating results, financial condition and prospects.

Legal and Regulatory Risks Related to our Business

We are subject to, and must remain in compliance with, numerous laws and governmental regulations concerning the manufacturing, use, distribution and sale of our products. Some of our customers also require that we comply with their own unique requirements relating to these matters.

We manufacture and sell products that contain electronic components, and such components may contain materials that are subject to government regulation in both the locations where we manufacture and assemble our products, as well as the locations where we sell our products. For example, in the United States, laser-emitting products, including our LiDAR systems, are subject to regulation by the U.S. Food and Drug Administration, or FDA, under the Electronic Product Radiation Control Provisions of the Federal Food, Drug, and Cosmetic Act and its implementing regulations. Among other things, these laws and regulations require the submission of annual reports to the FDA certifying that such products comply with applicable performance standards, the maintenance of manufacturing, testing, and distribution records, and the reporting of certain product defects to the FDA and/or consumers. If our products fail to comply with applicable FDA regulations, we and/or our products could be subjected to a variety of enforcement actions or sanctions, such as product recalls, repairs or replacements, warning letters, untitled letters, safety alerts, injunctions, import alerts, administrative product detentions or seizures, or civil penalties. The occurrence of any of the foregoing could harm our business, results of operations, and financial condition.

Since we operate on a global basis, we must continually monitor applicable laws and regulations, and engage in an ongoing compliance process to ensure that we and our suppliers are in compliance with all existing laws and regulations. If there is an unanticipated or onerous new legislation or regulation that significantly impacts our use of various components or requires more expensive components, such legislation or regulation could materially adversely affect our business, results of operations and financial condition.

Our products are also used for autonomous driving and ADAS applications, which are subject to complicated and rapidly evolving laws and regulatory schemes that vary from jurisdiction to jurisdiction at the state, federal and international levels, including requirements related to safety, data privacy and security, and product liability, among other areas. These are rapidly evolving areas in which new or changed requirements could impose limitations on the use of LiDAR generally or our products specifically. If we fail to adhere to these new laws and regulations or fail to continually monitor emerging developments, we may be subject to litigation, loss of customers or negative publicity and our business, and our results of operations and financial condition will be adversely affected.

Concerns over environmental pollution and climate change have produced significant legislative and regulatory efforts on a global basis, and we believe this will continue both in scope and in the number of countries participating. These changes could directly increase the cost of energy, which may have an effect on the way we manufacture products or utilizes energy to produce our products. In addition, any new regulations or laws in the environmental area might increase the cost of raw materials or key components we use in our products. Environmental regulations require us to reduce product energy usage, monitor and exclude an expanding list of restricted substances and to participate in required recovery and recycling of its products. We are unable to predict how any future changes will impact us and if such impacts will be material to our business.

Our business may be adversely affected by changes in automotive safety regulations or concerns that drive further regulation of the automobile safety market.

Government vehicle safety regulations are an important factor for our business. Historically, these regulations have imposed ever-more stringent safety regulations for vehicles. These safety regulations often require, or customers demand that, vehicles have more safety features per vehicle and more advanced safety products.

While we believe increasing automotive safety standards will present a market opportunity for our products, however, government safety regulations are subject to change based on a number of factors that are not within our control: including new scientific or technological data, adverse publicity regarding industry recalls and safety risks of autonomous driving and ADAS, accidents, domestic and foreign political developments or considerations, and litigation relating to our products and our competitors’ products. Changes in government regulations, as well as changes or evolution in court doctrines in interpreting those regulations, especially in the autonomous driving and ADAS industries could adversely affect our business. If government priorities shift and we are unable to adapt to changing regulations or to court interpretations of those regulations, our business may be materially and adversely affected.

Federal and local regulators impose more stringent compliance and reporting requirements in response to product recalls and safety issues in the automotive industry. As the cars that carry our sensors go into production, we are subject to existing stringent requirements under the National Traffic and Motor Vehicle Safety Act of 1966, or the Vehicle Safety Act, including a duty to report, subject to strict timing requirements, safety defects with our products. The Vehicle Safety Act imposes potentially significant civil penalties for violations including the failure to comply with such reporting actions. We are also subject to the existing U.S. Transportation Recall Enhancement, Accountability and Documentation Act, or TREAD, which requires equipment manufacturers, such as our company, to comply with “Early Warning” requirements by reporting certain information to the NHTSA, such as information related to defects or reports of injury related to our products. TREAD imposes criminal liability for violating such requirements if a defect subsequently causes death or bodily injury. In addition, the National Traffic and Motor Vehicle Safety Act authorizes NHTSA to require a manufacturer to recall and repair vehicles that contain safety defects or fail to comply with U.S. federal motor vehicle safety standards. Sales into foreign countries may be subject to similar regulations. If we cannot rapidly address any safety concerns or defects with our products, our business, results of operations and financial condition may be adversely affected.

The U.S. Department of Transportation has issued regulations that require manufacturers of certain autonomous vehicles to provide documentation covering specific topics to regulators, such as how automated systems detect objects on the road, how information is displayed to drivers, what cybersecurity measures are in place and the methods used to test the design and validation of autonomous driving systems. As cars that carry our sensors go into production, the obligations of complying with safety regulations could increase and it could require increased resources and adversely affect our business.

Failures, or perceived failures, to comply with privacy, data protection, and information security requirements in the variety of jurisdictions in which we operate may adversely impact our business, and such legal requirements are evolving, uncertain and may require improvements in, or changes to, our policies and operations.

Our current and potential future operations and sales subject us to laws and regulations addressing privacy and the collection, use, storage, disclosure, transfer and protection of a variety of types of data. For example, the European Commission has adopted the General Data Protection Regulation and California recently enacted the California Consumer Privacy Act of 2018, both of which provide for potentially material penalties for non-compliance. These regimes may, among other things, impose data security requirements, disclosure requirements, and restrictions on data collection, uses, and sharing that may impact our operations and the development of our business. While, generally, we do not have access to, neither do we collect, store, process, or share information collected by our solutions unless our customers choose to proactively provide such information to us, our products may evolve both to address potential customer requirements or to add new features and functionality. Therefore, the full impact of these privacy regimes on our business is rapidly evolving across jurisdictions and remains uncertain at this time.

We may also be affected by cyber-attacks and other means of gaining unauthorized access to our products, systems, and data. For instance, cyber criminals or insiders may target us or third-parties with which we have business relationships in an effort to obtain data, or in a manner that disrupts our operations or compromises our products or the systems into which our products are integrated. Cyber criminals could also target accessing our systems in a manner which could impact our sensor data.

We are assessing the continually evolving privacy and data security regimes and measures we believe are appropriate in response. Since these data security regimes are evolving, uncertain and complex, especially for a global business like ours, we may need to update or enhance our compliance measures as our products, markets and customer demands further develop and these updates or enhancements may require implementation costs. The compliance measures we do adopt may prove ineffective. Any failure, or perceived failure, by us to comply with current and future regulatory or customer-driven privacy, data protection, and information security requirements, or to prevent or mitigate security breaches, cyber-attacks, or improper access to, use of, or disclosure of data, or any security issues or cyber-attacks affecting us, could result in significant liability, costs

(including the costs of mitigation and recovery), and a material loss of revenue resulting from the adverse impact on our reputation and brand, loss of proprietary information and data, disruption to our business and relationships, and diminished ability to retain or attract customers and business partners. Such events may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity, and could cause customers and business partners to lose trust in us, which could have an adverse effect on our reputation and business.

We may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act and other U.S. and foreign anti-corruption anti-money laundering, export control, sanctions, and other trade laws and regulations, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. We are also subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the United Kingdom Bribery Act 2010, the Proceeds of Crime Act 2002, and possibly other anti-bribery and anti-money laundering laws in countries outside of the United States in which we conduct our activities. Compliance with these laws has been the subject of increasing focus and activity by regulatory authorities, both in the United States and elsewhere, in recent years. Anti-corruption laws are interpreted broadly and prohibit companies and their employees and third-party intermediaries from authorizing, promising, offering, providing, soliciting, or accepting, directly or indirectly, improper payments or benefits to or from any person whether in the public or private sector. Our activities outside the United States may create the risk of unauthorized payments or offers of payments by employees, consultants, sales agents or distributors, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees, consultants, sales agents and distributors. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, sales agents, or distributors may engage in conduct for which we might be held responsible, even if it does not explicitly authorize such activities.

Noncompliance with anti-corruption, anti-money laundering, export control, sanctions, and other trade laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. Responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. In addition, the U.S. government may seek to hold us liable for successor liability for FCPA violations committed by companies in which it invests or that it acquires. As a general matter, enforcement actions and sanctions could harm our business, results of operations, and financial condition.

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our products.

We are subject to the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, that will require it to determine, disclose and report whether our products contain conflict minerals. The implementation of these requirements could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our products. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used in or necessary to the production of our products and, if applicable, potential changes to products, processes or sources of supply as a consequence of such verification activities. It is also possible that our reputation may be adversely affected if we determine that certain of our products contain minerals not determined to be conflict-free or if we are unable to alter our products, processes or sources of supply to avoid use of such materials.

A market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities.

An active trading market for our securities may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities become delisted from Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of our securities may be more limited than if we were quoted or listed on the NYSE, Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Our business is subject to the reporting requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls, internal control over financial reporting and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could adversely affect our operating results or cause it to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that it is required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended and anticipates that we will continue to expend significant resources, including accounting-related costs, and provide significant management oversight. Any failure to maintain the adequacy of our internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially and adversely affect our ability to operate our business. In the event that our internal controls are perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our ordinary shares and warrants could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to maintain our listing on Nasdaq.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results.

Risks Related to Ownership of our Ordinary Shares and Warrants

Our Articles and Israeli law could prevent a takeover that shareholders consider favorable and could also reduce the market price of our ordinary shares and warrants.

Certain provisions of Israeli law and our Articles could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or for our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders and warrantholders, and may limit the price that investors may be willing to pay in the future for the our ordinary shares and warrants. For example, Israeli corporate law regulates mergers, requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions) and establishes a high ownership threshold to squeeze out minority shareholders in a full tender offer. Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. See the section titled “Material Israeli Tax Considerations—Taxation of our shareholders.”

We do not intend to pay dividends in the foreseeable future.

We have never declared or paid any cash dividends on our ordinary shares and we currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our ordinary shares in the foreseeable future. Consequently, you may be unable to realize a gain on your investment except by selling sell such ordinary shares after price appreciation, which may never occur.

Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Companies Law imposes restrictions on our ability to declare and pay dividends. See the section titled “Description of our Ordinary Shares—Dividend and Liquidation Rights” for additional information. Payment of dividends may also be subject to Israeli withholding taxes. See the section titled “Material Israeli Tax Considerations” for additional information.

Our ordinary shares and warrants may not continue to be listed on a national securities exchange, which could limit investors’ ability to make transactions in such securities and subject us to additional trading restrictions.

We may be unable to maintain the listing of our ordinary shares and warrants on Nasdaq in the future. If we fail to meet the listing requirements and Nasdaq does not list our ordinary shares and warrants we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our ordinary shares and warrants;

•	a reduced level of trading activity in the secondary trading market for our ordinary shares and warrants;

•	a limited amount of news and analyst coverage for us;

•	a decreased ability to issue additional securities or obtain additional financing in the future; and

•

our securities would not be “covered securities” under the National Securities Markets Improvement Act of 1996, which is a federal statute that prevents or pre-empts the states from regulating the sale of certain securities, including securities listed on Nasdaq, in which case our securities would be subject to regulation in each state where we offer and sells securities.

The market price and trading volume of our ordinary shares and warrants may be volatile and could decline significantly.

The stock markets, including Nasdaq, on which our ordinary shares and warrants are listed under the symbol “INVZ,” and “INVZW,” respectively, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for our ordinary shares and warrants, the market price of our ordinary shares and warrants may be volatile and could decline significantly. In addition, the trading volume in our ordinary shares and warrants may fluctuate and cause significant price variations to occur. We cannot assure you that the market price of our ordinary shares and warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

•	the realization of any of the risk factors presented in this Annual Report;

•	actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, Adjusted EBITDA, results of operations, level of indebtedness, liquidity or financial condition;

•	additions and departures of key personnel;

•	failure to comply with the requirements of Nasdaq;

•	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

•	future issuances, sales, resales or repurchases or anticipated issuances, sales, resales or repurchases, of our securities including due to the expiration of contractual lock-up agreements;

•	publication of research reports about us;

•	the performance and market valuations of other similar companies;

•

failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

•	new laws, regulations, subsidies, or credits or new interpretations of existing laws applicable to us;

•	commencement of, or involvement in, litigation involving us;

•	broad disruptions in the financial markets, including sudden disruptions in the credit markets;

•	speculation in the press or investment community;

•	actual, potential or perceived control, accounting or reporting problems;

•	changes in accounting principles, policies and guidelines; and

•

other events or factors, including those resulting from infectious diseases, health epidemics and pandemics (including the ongoing COVID-19 public health emergency), natural disasters, war, acts of terrorism or responses to these events.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the market price of their shares. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on us.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in the price of our ordinary shares and warrants.

Our quarterly operating results may fluctuate significantly because of several factors, including:

•	labor availability and costs for hourly and management personnel;

•	profitability of our products, especially in new markets and due to seasonal fluctuations;

•	changes in interest rates;

•	impairment of long-lived assets;

•	macroeconomic conditions, both nationally and locally;

•	changes in consumer preferences and competitive conditions;

•	expansion to new markets; and

•	fluctuations in commodity prices.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares and warrants adversely, then the price and trading volume of our ordinary shares and warrants could decline.

The trading market for our ordinary shares and warrants is influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts, or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about the our ordinary shares will have had relatively little experience with us, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet our estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover our issues an inaccurate or unfavorable opinion regarding it, the price of our ordinary shares and warrants would likely decline. In addition, the share prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations of analysts or public investors, analysts could downgrade our ordinary shares and warrants or publish unfavorable research about us and our securities. If one or more of these analysts cease coverage of us or fail to publish reports on it regularly, our visibility in the financial markets could decrease, which in turn could cause the price of our ordinary shares and warrants or trading volume to decline.

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our Securities.

If we fail to satisfy the continued listing requirements of Nasdaq such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our securities. Such a delisting would likely have a negative effect on the price of our ordinary shares and warrants and would impair our shareholders’ ability to sell or purchase our ordinary shares and warrants when they wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our ordinary shares and warrants to become listed again, stabilize the market price or improve the liquidity of our ordinary shares and warrants, prevent our ordinary shares and warrants from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

We qualify as an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are eligible to be treated as an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We intend to take advantage of this extended transition period under the JOBS Act for adopting new or revised financial accounting standards.

For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds $1.07 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time we are a “large accelerated filer” under U.S. securities laws.

We cannot predict if investors will find our ordinary shares and warrants less attractive because we may rely on these exemptions. If some investors find our ordinary shares and warrants less attractive as a result, there may be a less active trading market for our ordinary shares and warrants and the price for our ordinary shares and warrants may be more volatile. Further, there is no guarantee that the exemptions available to us under the JOBS Act will result in significant savings. To the extent that we choose not to use exemptions from various reporting requirements under the JOBS Act, we will incur additional compliance costs, which may impact our financial condition.

We are a foreign private issuer and, as a result, we are not be subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to notice of shareholder meetings and intends to furnish comparable financial quarterly information and its proxy statements on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, our shareholders may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2021. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practice we are following. We rely on this “foreign private issuer exemption” with respect to the Nasdaq rules for shareholder meeting quorums and Nasdaq rules requiring shareholder approval. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

Risks Related to Our Incorporation and Location in Israel

Conditions in Israel could materially and adversely affect our business.

Many of our employees, including certain management members operate from our offices that are located in Rosh Ha-Ay’in, Israel. In addition, most of our officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees are located, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and our trading partners could adversely affect our operations and results of operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our results of operations, financial condition or the expansion of our business. A campaign of boycotts, divestment, and sanctions has been undertaken against Israel, which could also adversely affect our business. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations, and prospects.

In addition, many Israeli citizens are obligated to perform several weeks of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition, and results of operations.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment by us. Under the Israeli Patent Law, 5727-1967 (the “Patent Law”), inventions conceived by an employee in the course and as a result of his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “Committee”), a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patent Law. Although we generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

The tax benefits that are available to us require that we continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We may be eligible for certain tax benefits provided to “Preferred Technology Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. In order to remain eligible for the tax benefits for “Preferred Technology Enterprises” we must continue to meet certain conditions stipulated in the Investment Law and our regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income from the approved enterprise would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2016 was 25% of their taxable income and was reduced to 24% in 2017 and 23% in 2018 and thereafter. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Material Israeli Tax Considerations.”

It may be difficult to enforce a U.S. judgment against us, our officers and directors and the Israeli experts named in this Annual Report in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

Most of our directors or officers are not residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. our directors and executive officers may be difficult to obtain within the United States. It may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors. In addition, there is no bilateral treaty between Israel and the United States for the enforcement of civil judgments.

Moreover, among other reasons, including but not limited to, fraud or absence of due process, or the existence of a judgment which is at variance with another judgment that was given in the same matter or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if our enforcement is likely to prejudice the sovereignty or security of the State of Israel. For more information, see “Enforceability of Civil Liabilities.”

The rights and responsibilities of our shareholders are governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our Articles and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers, and transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the Company, or has other powers toward the Company has a duty of fairness toward the Company. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

U.S. holders of our ordinary shares and/or warrants may suffer adverse tax consequences if we are treated as a passive foreign investment company.

A non-U.S. corporation generally will be treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income (such as interest income) or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated composition of the income, assets and operations of our company and our subsidiaries, there is a significant risk that we will be a PFIC for U.S. federal income tax purposes for 2021 (the taxable year that includes the Business Combination) or in future taxable years. This is a factual determination that depends on, among other things, the composition of our income and assets, and the market value of our shares and assets, including the composition of income and assets and the market value of shares and assets of our subsidiaries, from time to time, and thus a determination can only be made annually after the close of each taxable year. If we are a PFIC for any taxable year, a U.S. Holder of our ordinary shares may be subject to adverse tax consequences and may incur certain information reporting obligations. Under the PFIC rules, unless such U.S. Holder makes an election available under the Internal Revenue Code of 1986, as amended (the “Code”) (which election could itself have adverse consequences for such U.S. Holder), such U.S. Holder may be subject to U.S. federal income tax at the then prevailing maximum rates on ordinary income and possibly an “interest” charge, in respect of “excess distributions” and upon any gain from the disposition of our ordinary shares, as if the excess distribution or gain had been recognized ratably over such U.S. Holder’s holding period of our ordinary shares. Certain elections (including a qualified electing fund or a mark-to-market election) available to U.S. Holders of our ordinary shares to mitigate some of the adverse tax consequences resulting from PFIC treatment, however, are not available with respect to the our warrants. For a further discussion, see “Material U.S. Federal Income Tax Considerations—U.S. Holders—Passive Foreign Investment Company Rules.” U.S. Holders of our ordinary shares and warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and the ownership of our ordinary shares and/or our warrants.

If a United States person is treated as owning at least 10% of our shares, such person may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of Our shares, such person may be treated as a “United States shareholder” with respect to each of our company and any of our direct and indirect foreign affiliates (“Innoviz Group”) that is a “controlled foreign corporation.” If the Innoviz Group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations regardless of whether we are treated as a controlled foreign corporation (although there are recently issued final and currently proposed Treasury Regulations that may limit the application of these rules in certain circumstances).

A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of the controlled foreign corporation’s “Subpart F income” and, in computing its “global intangible low-taxed income,” “tested income” and a pro rata share of the amount of U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. The amount includable by a United States shareholder under these rules is based on a number of factors, including potentially, but not limited to, the controlled foreign corporation’s current earnings and profits (if any), tax basis in the controlled foreign corporation’s assets, and foreign taxes paid by the controlled foreign corporation on its underlying income. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due from starting. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist holders in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether any holder is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations.

Item 4.	Information on the Company.

A. History and Development of the Company

We were incorporated in Israel on January 18, 2016 under the Israeli Companies Law, 5759-1999, and our principal executive office is located at 2 Amal St., Afek Industrial Park, Rosh HaAin 4809202, Israel. Our legal name is Innoviz Technologies International Ltd. and our commercial name is Innoviz Technologies Ltd. We are registered with the Israeli Registrar of Companies. Our registration number is 51-538242-2. Our website address is www.innoviz.tech, and our telephone number is +972-74-700-3692. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

For a description of our principal capital expenditures and divestitures for the two years ended December 31, 2020 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

Recent Developments

On December 10, 2020, Innoviz entered into the Business Combination Agreement with Collective Growth, Perception, Antara Capital and Merger Sub. Pursuant to the Business Combination Agreement, Merger Sub merged with and into Collective Growth, with Collective Growth surviving the merger. Upon consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement on April 5, 2021, Collective Growth became a wholly owned subsidiary of Innoviz.

B. Business Overview

Company Overview

We are a leading provider of high-performance, solid-state LiDAR and perception solutions that bring enhanced vision and superior performance to enable safe autonomous driving at a mass scale. We believe that we provide a complete and comprehensive solution for OEMs and Tier-1 partners that are developing and marketing autonomous driving vehicles to the passenger car and other relevant markets, such as robotaxis, shuttles, delivery vehicles, buses and trucking. Our unique LiDAR and perception solutions, which feature technological breakthroughs across core components, have propelled our company to the first Level 3 LiDAR Automotive series production contract in its industry. In addition, our solutions can enable safe autonomy for other industries, including drones, robotics, construction, agriculture, Smart City, security, mining, maritime and mapping.

We were founded in 2016 by veterans of Unit 81, the elite technology unit of Israel’s Intelligence Corps, one of the most prestigious multidisciplinary technological units in the Israeli Defense Forces. From our founding, our culture drew from Unit 81’s core values of solving sophisticated technological problems through creativity and agile thinking, in order to address the needs of autonomous vehicles in a manner that strikes the desired balance between performance and cost. We created a new type of LiDAR sensor from the chip-level up, including a suite of powerful and sophisticated software applications for high-performance computer vision to allow superior perception. Our multidisciplinary team developed an operational MEMS-based (Micro-Electro-Mechanical System) LiDAR prototype in less than a year, which attracted the attention of leading Tier-1 companies such as Magna and Aptiv already in 2017. This was followed by a further intensive development and qualification stage, which culminated with our company achieving a design win with BMW in 2018 to power BMW’s Level 3 autonomous platform. BMW is a leader and a pioneer in deploying new technologies into the automotive industry and it is the first OEM worldwide to incorporate a LiDAR for a Level 3 autonomous driving configuration in a mass commercialization program. We therefore believe that our close cooperation with BMW and our Tier-1 partner Magna uniquely positions us to make Level 3 autonomous driving a commercial reality.

The intense sustained cooperation with BMW, both prior to and following the design win, provides our engineers and other R&D personnel with a valuable competitive edge. These engineers and other R&D personnel have been meticulously trained to design, operate and verify our many groundbreaking inventions in accordance and in compliance with the rigorous ISO26262 standard for Automotive Components, as well as the Functional Safety (FuSa) automotive industry standards. Compliance with these standards has been enforced by regular ongoing audits of Innoviz and our key suppliers, by both Magna and BMW. As a result, our products have been constructed from the bottom up with hardware and software technology that meets the most stringent automotive safety, quality, environmental, manufacturing and other standards.

Our innovation has produced LiDAR solutions that deliver market leading performance and that meet the demanding safety requirements for Level 2+ through Level 5 autonomous vehicles at price points suitable for mass produced passenger vehicles. Our integrated custom design of advanced hardware and software components, which leverage the multidisciplinary expertise and experience of our team, enable us to provide turn-key autonomous solutions to accelerate widespread adoption across automakers at serial production scale.

Our robust software suite enables our ~905nm wavelength laser-based LiDAR architecture to be easily leveraged to provide compelling solutions for Level 2+ through Level 5, without the need for any new significant hardware components. This means that we are positioned to penetrate the current market, which is currently characterized mainly by Level 2+ production, and to continue to capture and extend our market share through a software-based upgrade of our products to Level 3 and above, as the market continues to mature.

The compelling nature of our approach and solution is demonstrated by our agreements with four Tier-1 suppliers, including Aptiv and Magna, both of which invested in us, and Harman and Hirain, as well our 2018 selection by BMW to supply our automotive grade InnovizOne sensor for integration into new vehicle builds.

In addition to our sensor product, we have provided our computer vision software platform for integration into the BMW stack. We positioned ourselves to be chosen for BMW’s series production program by creating market-leading technology with clear appeal to customers in terms of cost, automotive grade quality and product performance.

We are currently expanding our third-party manufacturing capacity through contract manufacturers and partnerships with global Tier-1 suppliers to meet an anticipated increase in customer demand for our products, while also further developing a next generation high-performance automotive-grade LiDAR sensor, the InnovizTwo, that is expected to provide a perfect-fit solution for Level 2+ and above vehicles, from both cost and performance perspectives. We believe that our unique technology, together with our ability to meet automotive industry standards and our partnerships with various major Tier-1 suppliers, place us at the forefront of Tier-2 automotive suppliers.

Geographically, the substantial majority of our revenue is generated from customers in Europe. As we continue to grow, we expect to generate additional revenue from other geographic areas, including North America and Asia Pacific, and the geographic mix of our revenue could therefore change over time.

Market Outlook

The automotive industry is increasingly harnessing sophisticated technologies in its push to develop and introduce autonomous driving vehicles. Significant investment and rapid growth in this industry are being driven by the need to assure human safety and in parallel, the potential recapture of drivers’ time for work, rest and relaxation while the vehicle drives itself. Given the stakes involved in commercializing autonomous driving vehicles, the technologies and products needed for autonomous driving require long development and validation cycles and must ensure safety prior to commercial deployment.

Recognizing the different levels of innovation and autonomy and the need to standardize the approaches across the spectrum of possibilities for the sake of safety, the Society of Automotive Engineers (SAE) has developed and defined six levels of automation for autonomous vehicles: Level 0 through Level 5. These levels have been adopted by the U.S. Department of Transportation.

Levels of Autonomous Driving

Level 0: The driver is fully responsible for all driving functions at all times, even when the driver’s feet are off the pedals or if there is no steering. The driver must constantly supervise his or her environment, steer the vehicle and brake or accelerate as needed to maintain safety. In Level 0, the driver support features are limited to providing warnings or momentary driving assistance, such as forward collision warning, blind spot warning and lane departure warning.

Level 1: Includes driver assistance features such as Automated Emergency Braking Systems, steering or brake/acceleration, lane keep assist or lane centering, or adaptive cruise control.

Level 2: Includes partial automation driver support features that provide steering and brake/acceleration support to the driver, such as lane centering and adaptive cruise control at the same time. The term L2+ or Level 2+ is used for higher capability systems that will allow the driver to remove their hands from the wheel for certain periods of time, but eyes must remain on the road.

Levels 1 and 2 represent the last levels in which the driver is still fully responsible for all driving functions at all times.

Level 3: In this level, the vehicle can still be operated in normal driving mode. However, when the automated driving function is engaged, the human is no longer responsible for the driving function, even when seated in the driver’s seat. The vehicle drives in conditional automation mode, and when the vehicle stops the automated driving, the driver must take back complete control, and resume driving. The vehicle will drive in automated mode only under limited conditions and will not operate unless all the required conditions are met – for example, driving on specific roads, under favorable weather conditions or below a specific driving speed.

Level 4: Assures the vehicle will continue to function without any human driver intervention, even if in a degraded state, and the driver may have the option to control the vehicle. Pedals and/or steering wheel may or may not be installed.

Level 5: Full automation. The vehicle is capable of performing all driving functions under all conditions without human intervention or even occupants.

In addition to these six levels, certain industry participants have also identified a gap between Level 2 and Level 3, which it calls Level 2+. The move from Level 2 to Level 3 is essentially the crossover from driver assist to some level of autonomy. In the jump between these two levels, it is expected that liability will shift from the driver to the system, meaning that responsibility and liability for driving is shifted from the driver to the OEM. This gap can be partially bridged by systems that offer more than Level 2 but less than Level 3, or an enhanced ADAS offering, which has created the industry terminology of “Level 2+”.

Currently, ADAS (Advanced Driver Assistance Systems), which are not considered “autonomous driving” but have important active safety features, have been successfully commercialized. ADAS are not fully autonomous as, although the vehicle can control both steering and acceleration/deceleration, a human sits in the driver’s seat and needs to monitor the driving at all times (i.e. have “eyes on the road”). Therefore, the advancement from vehicles with ADAS (Levels 1 through 2+) to Autonomous Driving systems (Levels 3 through 5) requires “environmental detection” capabilities, or the capability to detect the environment in which the vehicle is operating, including speed, weather, HD Maps, a highway or urban setting, density of traffic and every other condition that affects driving decisions, and the ability for the system to make informed decisions independently, without the need for human supervision.

Accordingly, the ADAS+/ Level 2+ segment of the consumer automotive market is expected to grow significantly over the short to medium term. ADAS+/Level 2+ systems are still technically in the driver-assist realm, but incorporate a whole new layer of functionality on top of the traditional ADAS features. For instance, in Level 2+ vehicles, map data may enable lane-centering functions to remain effective even in areas where sensing-only lane centering systems may face difficulties, such as in areas without visible lane marks or low-quality lane markings, ramps with sharp turns, junctions, roundabouts, newly paved roads or urban settings. Level 2+ also supports automatic lane changes by providing information such as lane-marking types and adjusting the drive speed according to road speed/curvature. The following chart represents the projected volumes of Level 2 through Level 5 light vehicles (either privately owned or shared) during the next decade:

Number of Autonomous Passenger Cars by Level of Autonomy (vehicles in millions)

Source: Frost and Sullivan and IHS Markit1

In Level 3 through Level 5 autonomous vehicles, the system is expected to take on the full task of driving, either in defined-use cases (Level 3 and Level 4) or all use cases (Level 5). Accordingly, the OEM is defined as the legal driver, retains full responsibility and the autonomous vehicle system must comply with the highest level of functional safety (ISO26262 ASIL D). This is to guarantee a failure probability low enough that automakers, consumers and regulators will be able to agree that the vehicle can handle driving without any supervision by a human driver in given areas and at given times.

Level 3 through Level 5 systems accordingly require a robust sensing suite, which necessitates the use of high performance LiDAR sensors. However, to date, high performance LiDAR sensors have been too expensive for mass market applications. Therefore, until the introduction of cost-effective and high performance LiDAR sensors that enable cost-effective Level 3 through Level 5 system production, growth in this industry segment is likely to remain limited. Our products feature solid-state reliability, automotive-grade assurance, low cost and

[1]

The IHS Markit reports, data and information referenced herein (the “IHS Markit Materials”) are the copyrighted property of IHS Markit Ltd. and its subsidiaries (“IHS Markit”) and represent data, research, opinions or viewpoints published by IHS Markit, and are not representations of fact. The IHS Markit Materials speak as of the original publication date thereof and not as of the date of this document. The information and opinions expressed in the IHS Markit Materials are subject to change without notice and IHS Markit has no duty or responsibility to update the IHS Markit Materials. Moreover, while the IHS Markit Materials reproduced herein are from sources considered reliable, the accuracy and completeness thereof are not warranted, nor are the opinions and analyses which are based upon it. IHS Markit is a trademark of IHS Markit. Other trademarks appearing in the IHS Markit Materials are the property of IHS Markit or their respective owners.

distributed sensing advantages and, we believe our products are well-positioned to achieve widespread deployment in this segment.

Beyond the autonomous driving industry, there exist numerous other applications in which a high-performance automotive-grade LiDAR with wide operating range and high reliability can add significant value. For example, numerous off-highway driving applications could significantly benefit from the safety features available with use of LiDAR solutions. These include the mining and construction industries, ports and airports, and material handling in factories, all of which deploy vehicles and machines in restricted environments, at low speeds, and which require autonomous driving not only for cost saving, but also to prevent costly accidents caused by inattentive distracted drivers. The major applications currently relevant to our company beyond autonomous driving are:

Our LiDAR applications in Shuttles and Robotaxis

The Automated Shuttle business model is reliant on full autonomy. On the one hand, Shuttles drive repetitively over the same, well mapped (“geo-fenced”) routes, with the possibility of software orchestration for specific difficulties—a high-traffic intersection, for example.

Similarly, the robotaxi business model is also reliant on full autonomy. However, similar to a human driven taxi, robotaxis travel on constantly changing routes with dynamic pick-up and drop-off locations for passengers that order the robotaxi service. This more complex and dynamic driving environment makes the autonomy challenge for robotaxis harder to solve compared to that of Shuttles. Nevertheless, the use-case is compelling as it will drive costs for passengers down to a small part of the current taxi price, when taking into account the elimination of drivers, increased safety, reduced insurance costs, and other savings.

Both in respect to shuttles and robotaxis, autonomy calls for a comprehensive sensor suite that has 360-degree surround-perception in the most trying circumstances, including busy city streets with pedestrians, dogs, bicycles, erratic traffic behavior, construction sites and others. Sensors need to be precise, see all around the vehicle and detect obstacles at all heights. In addition, localization is needed to locate the shuttle or robotaxi precisely, to leverage HD Maps.

Spinning LiDARs (“Spinners”) have 360-degrees capability, but they need to be roof-mounted to leverage their surround advantage. Placing a 360 degree sensor on the roof causes blind spots in all the areas immediately surrounding the vehicle, calling for an additional suite of short-range LiDARs close to the ground to eliminate such blind spots. Because the long-range mechanical 360nddegree sensors are expensive, typically ranging between $10,000 and $100,000 per sensor, and because additional sensors are needed to cover the blind spots, the sensor suite is expensive and a complex and costly integration of multiple LiDAR types is required.

Furthermore, a single long-range Spinner at the center of the vehicle is inherently prone to occlusion. For instance, in the event of a left turn at an intersection where there are two left-turn lanes, and a large truck is at the adjacent lane to the left of the autonomous vehicle, the Spinner on the roof will be occluded until the truck clears the intersection. This situation would be exacerbated if the truck is late to move on green. The autonomous vehicle would be left standing at a green light, delaying human drivers behind it.

Our solid-state LiDAR is uniquely suited to the shuttle and robotaxi applications. By deploying LiDARs around the perimeter of the vehicle, shuttle and robotaxi designers can avoid both occlusion and blind spots. Just as a human driver would cautiously move forward to peek around the truck, software can creep, allowing a corner mounted LiDAR to see over the intersection and decide to go around the truck when traffic is clear.

The total cost per vehicle is lower when multiple Innoviz LiDARs are deployed around the perimeter of the vehicle compared to a combination of spinners and short-range LiDARs.

Our LiDAR applications in Trucks

Fully autonomous trucks may weigh 20-tons or more and have a stopping distance of several hundred meters. Full autonomy in this space is not only dependent on long-range sensors, but also on advanced and validated software that has to be proved to work at highway speed. This is further complicated by traffic diversions, construction on the freeway, accident sites, traffic cones and other common highway occurrences.

Development of fully autonomous trucks is supported by our current LiDARs. In addition to long-range sensing needed for the forward-facing highway scenario, trucks need LiDARs for side and rear sensing. We believe that the high resolution and large field of view of our LiDAR sensors, together with our cost, performance and automotive grade quality, make us an excellent fit for this application.

In addition to the application of a fully autonomous truck driving alone, LIDAR sensors can enable a convoy of leader-follower trucks, where the lead vehicle has a human driver. The follower vehicles are autonomous and form a peloton formation. For this application, LiDAR sensors are critical in maintaining distance between leader and follower. A large gap will allow other vehicles to cut-in. The 3 cm precision our LiDARs bring to range sensing allows a tight platoon to drive at highway speed with safety.

Drones and security applications

LiDAR solutions are also highly relevant for collision avoidance, landing assist and surveillance functions in autonomous flying machines, or drones. We believe that the weight, size, power consumption and cost of our products make them particularly suitable for airborne deployment.

Finally, LiDAR with the ability to classify objects and count and track people can enable a range of surveillance and security related static applications both on city streets and in sensitive areas such as airports or stadiums. With respect to these applications, LiDAR features the ability to provide 3D imaging and to track and survey without identifying the particular individual in the image, which provides LiDAR with clear advantages over cameras.

Addressable Market

Projected Market Size in USD Billions

Source: Company analysis, IHS Markit (December 2020)2, Frost and Sullivan (August 2020)

[2]

The IHS Markit reports, data and information referenced herein (the “IHS Markit Materials”) are the copyrighted property of IHS Markit Ltd. and its subsidiaries (“IHS Markit”) and represent data, research, opinions or viewpoints published by IHS Markit, and are not representations of fact. The IHS Markit Materials speak as of the original publication date thereof and not as of the date of this document. The information and opinions expressed in the IHS Markit Materials are subject to change without notice and

IHS Markit has no duty or responsibility to update the IHS Markit Materials. Moreover, while the IHS Markit Materials reproduced herein are from sources considered reliable, the accuracy and completeness thereof are not warranted, nor are the opinions and analyses which are based upon it. IHS Markit is a trademark of IHS Markit. Other trademarks appearing in the IHS Markit Materials are the property of IHS Markit or their respective owners.

The chart above represents the expected market opportunity for high performance LiDARs in 2025 and 2030. While high performance LiDARs are already deployed in the market, the usage is mainly in R&D and test fleets, as different companies develop their autonomy stack across use cases. By 2025 the penetration of passenger vehicles, shuttles, robotaxis and trucking is expected to meaningfully increase and represent approximately $20 billion of total addressable market. By 2030, the addressable market is expected to further grow with the prevalence of Level 2 through Level 5 vehicles as well as Level 3 and Level 4 trucks. Other use cases, as described above, will represent additional addressable markets for Innoviz LiDARs that can amount to a meaningful size across drones, heavy machinery and security and surveillance.

Our Technological Differentiation

Industry approaches and their limitations

The first level of automation that requires sensors beyond radars or cameras is Level 2. Level 2 autonomous vehicles use cameras and radars as the sensors for making actuation decisions for the vehicle (changes in car speed and trajectory). However, in order to meet functional safety targets, the driver is essential, is used as a second observer to the camera, and is expected to keep his or her eyes on the road so that they can take over in case the car’s driving decision-making system makes an error.

A system which complies with the highest level of functional safety (ISO26262 ASIL D) requires the “smart” redundancy of critical elements. The sensor suite is defined as a critical part of the autonomous driving system, as it is not possible to make correct driving decisions without an accurate understanding of the vehicle’s surroundings. “Smart” redundancy means not just multiplying the same sensors to deal with sensor malfunction, but rather adding different types of sensors to ensure that, in any given situation where conditions are challenging for certain types of sensors, other sensors will perform well and enable correct driving decision-making. Ideally, sensors should complement each other.

Cameras and radars are ubiquitous today. Both have advantages for use in ADAS and autonomous driving applications, and both are relatively mature technologies with price points that are accessible for almost all new cars. Nevertheless, cameras and radars have known disadvantages that make them inadequate for use in Level 3 through Level 5 systems without a LiDAR. In addition, even Level 2 ADAS systems, which are not considered “autonomous driving” but have important active safety features, can greatly benefit from the addition of LiDARs for detecting and classifying objects and making emergency decisions to avoid accidents. This is especially true of Level 2+ systems offering enhanced ADAS that can empower pseudo-autonomy, such as hands-free highway driving where the driver still retains primary responsibility. This trend will likely be driven by lower cost LiDAR systems.

Camera-based ADAS rely heavily on perception software, as the sensor itself provides 2D data that requires perception algorithms in order to translate the data into a 3D perception model of the road. The ability of cameras to detect range is limited since 2D information does not include a measurement of range. Although range can be deduced from a 2D picture using perception algorithms, that process has limited accuracy. Furthermore, camera performance is limited under low-lighting situations especially at night, and during sudden exposure to extreme light.

Radar, on the other hand, is limited by its low angular resolution compared to other sensors such as camera or LiDAR. For example, radar may have difficulty differentiating between reflections from a car that is 50 meters away, the road below it, the fence next to it or a parked car along the way. It may also have issues distinguishing objects that are close together, determining object size and shape and detecting lateral motion, such as a person walking laterally in front of a car.

Real life road conditions may present autonomous vehicles with objects, or a combination of objects, that the vehicles’ perception algorithms are not able to classify, as every perception algorithm is only designed to support a limited set of object classes. The value of having a LiDAR as part of the vehicle’s sensing suite in this situation is that the LiDAR provides a physical measurement in a high-resolution 3D representation of the driving scene. The perception software layer can then use this 3D representation to determine the existence of an object in the driving path of the vehicle, without the need to classify the type of object. Therefore, safe driving can be maintained.

Most LiDAR lasers work at either around ~905nm or ~1550nm wavelengths. The choice of wavelength impacts, among other things, the type of laser and optical detector used in the system, which are two of the main components that influence performance, cost and power consumption of the LiDAR. ~1550nm wavelength LiDAR lasers can potentially send stronger light pulses than ~905nm wavelength LiDAR lasers while still maintaining eye-safety limitations and therefore provide longer range measurements than ~905nm lasers, but certain factors prevent them from being as cost or energy efficient as ~905nm wavelength based systems. Specifically, ~1550nm based systems may use fiber-coupled lasers that are significantly more expensive than the diode lasers used with ~905nm wavelength based systems. Furthermore, deploying the higher peak optical power used in ~1550nm systems may consume more electrical power than that used by ~905nm systems. This is a critical physical limitation. Since electrical-to-optical power conversion efficiency is similar at both wavelengths, ~1550nm systems generally require more electrical power than ~905nm systems. The increased power consumption may also lead to a greater burden on the car’s electric power supply (which is an important factor, especially for electric vehicles) and to size and form factor issues, as it takes a larger mechanical design to manage heat dissipation. Larger components are also harder to fit on the outside of the car from a design perspective. In addition, as silicon detectors cannot detect ~1550nm light efficiently, the detectors for a ~1550nm LiDAR often include compounds such as indium gallium arsenide which are more expensive to source and manufacture relative to silicon, which is ubiquitous in ~905nm detectors.

Our technological approach

Recognizing the limitations on the use of ~1550nm lasers in the automotive industry, we have, from our inception, focused on the development of a commercially viable solid state LiDAR solution that utilized an eye-safe ~905nm-based laser designed to outperform more expensive ~1550nm based LiDARs.

In order to minimize the performance limitations resulting from the stricter eye-safety limitations of ~905nm wavelength lasers compared to~1550nm wavelength lasers, we have used a multidisciplinary approach to design the key system components from the ground up, including:

•	the micro-electro-mechanical (“MEMS”) scanner for improved mirror size and better collection of received light;

•	silicon detectors for improved optical – electrical conversion of the received signal;

•

the signal processing ASIC (the chip that processes the signal coming from the detectors and controls the system functions) in order to both improve the optical link budget of the system, while also getting the best possible detection capabilities for a given optical link budget. We have achieved industry leading point-cloud quality by developing and using custom signal processing algorithms implemented in a proprietary ASIC.

The integration of MEMS scanning in the LiDAR reduces form-factor and improves robustness. The reduced form-factor allows our LiDAR to be deployed around the perimeter of the autonomous vehicle, thereby reducing blind spots and improving efficacy of perception in a manner that is consistent with higher levels of autonomy.

The resulting product, InnovizOne, featuring a form factor of 0.5 liters and weight of 0.5 kilograms, is capable of beaming laser signals off obstacles as far as 250 meters away. The signals are then collected in a high sensitivity detector, and processed by advanced analog and digital circuits in an ASIC, that are both custom designed by us. Each reflection represents a point, or reflection of an individual laser beam. A MEMS scanner deflects the laser to scan the field of view (“FOV”). The time-of-flight of each reflection, or point, is measured to yield distance and reflectivity information. The accumulation of all the points in the FOV results in a point-cloud that is transmitted from the LiDAR. Based on the speed of light, the time-of-flight measurement provides an accurate 3D representation of all objects and obstacles in the FOV.

High Performance Proprietary Architecture

Key components and technologies integrated in the tight form-factor of our solid-state LiDARs include:

MEMS. These are 2D-scanning MEMS mirrors that are used for scanning the FOV. Our architecture increases aperture to meet range goals by combining synchronized mirrors in a package. These mirrors are custom designed by us, using standard fabrication processes at commercial microchip fabrication facilities. Automotive standards require that all components as well as the entire sensor go through exhaustive environmental and vibration testing to ensure longevity in the target consumer vehicle. The MEMS devices designed by us have passed such tests at the individual device, package and LiDAR system level.

Most high performance LiDARs offered in the market today use mechanical scanning systems which typically utilize either a spinning array of lasers or moving macro-mirrors that deflect light coming from a static array of lasers. Mechanical LiDAR mechanisms, which involve parts constantly moving at high speeds, are prone to faults, rendering them unable to achieve the reliability and fail-safe operational standards required for series production.

MEMS are a mature mechanism and based on a reliable technology. They use fast-steering MEMS mirrors that enable high performance compared to mechanical steering, with no significant optical power loss along the optical channel. Several LiDAR solutions use a one-dimensional (1D) MEMS scanning system which are more limited in performance, but we have developed a proprietary 2D-scanning MEMS that provides a low-cost, wide-FOV, long-range, high-resolution, automotive-grade solution.

Lasers and Detectors. The key to accurate range detection in demanding weather and ambient light conditions is using high-performance lasers and ultra-sensitive detectors. We have worked with suppliers to develop state-of-the-art lasers that leverage ~905 nm wavelengths to meet cost objectives and deliver the performance needed to meet autonomous driving needs.

On the detector front, we have developed and employ highly efficient silicon detectors which deliver superior performance when coupled with a ~905 nm laser.

Maui ASIC. Maui is a 16 nm custom ASIC designed by us to perform multiple functions. It:

•	controls the firing of laser light pulses that reflect off objects in the scene and return to be collected by the detectors;

•	receives and processes the analog signals from the above-mentioned detectors and creates the point-cloud that is streamed out of the LiDAR; and

•

includes the logic that controls the MEMS mirrors to maintain the correct scanning pattern which is configurable by SW, and maintains synchronization among the individual mirrors which is important for the performance of the LiDAR.

Maui includes technology to filter noise such as ambient light and extract the signal which is vital to LiDAR performance.

Maui also includes hardware and CPU cores that address the functional safety and ISO26262 needs of a system that must comply with the safety goals of autonomous vehicles. This requires fail-safe operation and the ability to self-report failures to hierarchical layers of ECUs, which allows the vehicle to be aware of component failures within a specified time and reduces the possibility of catastrophic failure at the overall system level to an acceptable measure.

Optical System. Our photonic group has designed a miniaturized optics system that transmits light, receives the return pulse and delivers it to the detector. The light path includes multiple mirrors, lenses, collimators and a design that minimizes the effect of stray light. The opto-mechanics were designed to remain stable over the entire specified temperature range inside the housing unit (-40 to 105 degrees Celsius).

Point-cloud Algorithms. A combination of fixed digital logic in Maui hardware and firmware running on multiple processing cores process the return signal to create the point-cloud. Sophisticated algorithms extract the returning signal out of the noise and interference caused by sunlight and other sources of light.

Perception Software. From our inception, we have recognized the importance of delivering high performance perception software and has invested significant resources in developing its standalone perception software suite. Due to that emphasis, we were selected by BMW and Magna to create the processing algorithms that work on the point-cloud to detect obstacles and blockage, classify objects, perform factory and in-vehicle calibration and meet industry functional safety standards.

Perception Software and Point Cloud Objects

Competitive Strengths

We believe that the following strengths differentiate Innoviz, and will enable us to successfully compete in its target markets to maintain our leadership position.

Cost and energy efficient high performance LiDAR solutions. Tier-1 manufacturers and automakers are extremely sensitive to the cost of any component in the vehicle, and especially to relatively high price individual components such as LiDAR sensors. They demand competitive prices and put significant weight on this parameter when deciding on vendors. Because we identified these requirements in the development of our original solution architecture, we chose to use ~905nm wavelength lasers, which work with diode lasers. These are much more affordable than the lasers required by ~1550nm wavelength LiDAR lasers that often include compounds such as indium gallium arsenide, which is more expensive to source and manufacture than the silicon used in ~905nm wavelength lasers. ~905nm wavelength lasers also use less power than ~1550nm lasers. Autonomous vehicles benefit from this lower power consumption because it increases vehicle driving range (primarily in electric vehicles). In addition, ~1550nm lasers generate more heat than ~905nm lasers, which requires a larger size to allow for more heat dissipation. A larger form factor presents design challenges to automakers as consumer vehicles have limited mounting space with good visibility of the vehicle’s surroundings. Accordingly, our ~905nm wavelength laser-based LiDAR solution offers a compelling price point, lower power consumption and a smaller form factor than other market participants without sacrifice in performance.

Automotive grade development and production. Vehicle components, particularly parts of the autonomous vehicle driving technology system, are required to have a high functional safety grade. Achieving compliance with functional safety standards, such as ISO26262, is a time consuming and labor-intensive process that requires significant cooperation with automotive grade industry participants, such as Tier-1 suppliers and automobile manufacturers. Starting in 2017, we have worked closely with leading Tier-1 suppliers such as Magna and its automaker partner, BMW, to develop a LiDAR solution that meets these stringent requirements. This process has included continuous and extensive product-safety auditing by BMW and Magna over the past three years. As a result of our close work with these partners, we have developed rigorous safety and quality expertise. This gives us a significant advantage over competitors that have focused on technology development without having design wins with major automotive customers such as BMW or partnerships with major automotive Tier-1 suppliers early in their development process, as such competitors will be required by consumer auto OEMs and/or Tier-1 suppliers to undergo automotive-grade certifications that can take up to a few years to achieve, prior to entering the market.

Multiple Tier-1 partners enabling market penetration. OEMs design their future models and vehicles several years in advance and often then freeze the design in order to produce and deliver the vehicles on time. Therefore, designs for mass-production Level 3 and Level 4 consumer car programs expected in 2023-2025 are being decided in 2020-2022. LiDAR solutions that will be candidates for inclusion in these programs must go through the process of automotive-grade manufacturing and audit by the OEMs and Tier-1 suppliers. We are the only LiDAR company with multiple (four) Tier-1 partnerships. Our leadership position, together with our Tier-1 tested and OEM-certified technology, significantly increases our chances of both winning upcoming OEM Request for Quotes, or RFQs, and being invited to RFQs given that companies without these market credentials and certifications will not be eligible for RFQs.

Comprehensive intellectual property portfolio and multidisciplinary R&D organization. Our architecture has focused on developing a full LiDAR autonomous driving solution that utilized a ~905nm wavelength laser. In order to break through the performance limitations resulting from lower optical peak power, we have used a multi-disciplinary approach to design all of the system components from scratch: the MEMS scanner, silicon detectors and the signal processing ASIC, in order to improve the optical link budget of the system, while getting the best possible detection capabilities for a given optical link budget. This approach has yielded a broad range of intellectual property that we believe gives us a significant competitive advantage, as it will make it difficult for other market participants to successfully develop and commercialize cost and energy efficient LiDAR solutions utilizing ~905nm wavelength lasers. We currently hold a number of key patents, including a LiDAR patent related to surround view LiDAR design, which we believe is fundamental. In addition to our ~905nm wavelength laser-based LiDAR architecture, we also have a powerful standalone software suite that gives us industry-leading perception capabilities. We believe that the ability of our R&D organization to innovate in many disciplines, across hardware, software, optics and others, provides us with a strong basis for future competition.

Layered Patent Structure Protects Innoviz Unique IP From Chip Level to System

Market leading perception capabilities. Since our founding, we adopted a holistic approach to the production of a LiDAR system, including the development of a proprietary standalone software suite. The system features uniform high resolution of 0.1°x0.1° across the FOV at all frame rates as opposed to some competing systems, in which resolution is always qualified by operating conditions such as frame rate and a limited FOV.

Flexible, software-controlled features such as the Region of Interest (ROI), Pixel Summation (PSM), variable vertical field of view and software selectable frame rate further enhance the performance of the point-cloud. This high-performance time-of-flight point-cloud output is augmented by vision processing algorithms to create a comprehensive LiDAR perception system.

Agile system configuration. Our system design allows dynamic configuration of its various system functions, such as laser power, scanning pattern and frame rate. This flexibility allows us to offer different product configurations based on the same hardware with only software modification. This allows us to address multiple market needs and niches without needing to develop several hardware configurations, a process that would be costly due to the need for additional design, production, validation and support. The ability of the car computer to optimize our LiDAR to its real time surroundings is another unique advantage made possible by this system design. For example, when driving on a highway, a forward-focused configuration with narrow FOV and an extended range is desired, while in an urban scenario, a uniform, wide FOV is desired and nominal range is acceptable in order to lower power dissipation.

Growth Strategy

Drive increased adoption through lower cost products. Our entire approach and solution architecture focuses on using ~905nm wavelength lasers, which allow for significantly more affordable solutions than ~1550nm wavelength laser-based LiDARs. We intend to continue to focus on refining our architecture and component engineering in order to produce LiDAR solutions that feature even more attractive pricing than our initial product, the InnovizOne. Our recently announced InnovizTwo will feature pricing that is significantly lower than InnovizOne. We believe that high-performance, cost-efficient solutions will drive increased market adoption of our products.

Penetrate lower levels of autonomy (e.g. Level 2+ ADAS) and leverage our software suite to position for seamless upgrade to Level 3 autonomous driving. We believe that the recently announced InnovizTwo provides a compelling solution for Level 2+ systems, from both a cost and performance perspective. At the same time, our LiDAR solution can be upgraded from Level 2+ to Level 3 through a vehicle software update without changes to the hardware components or the need for new hardware. Therefore, we believe that our solution is uniquely positioned to provide Level 3 functionality given the ease with which this upgrade can be effected. Accordingly, we will further refine, develop and integrate our software offering in order to better position ourselves for capturing market share in the Level 2+ and Level 3 through Level 5 vehicle markets on the basis of software-based transitions from the Level 2+ market.

Expand Tier-1 and OEM partnerships. We believe that our design win with BMW and partnership with Magna were enabled by our unique automotive grade product design. We also believe that the discipline and adherence to industry leading safety and manufacturing standards required of us as a BMW supplier and a Tier-1 partner, can be leveraged to penetrate and partner with other OEM customers and Tier-1 suppliers. We believe that our existing partnerships with multiple leading Tier-1 suppliers including Magna, Aptiv, Harman and Hirain provide evidence to potential partners and customers of the maturity, robustness and automotive grade nature of our products. Accordingly, we intend to pursue partnerships with additional OEMs and Tier-1 suppliers in order to grow our customer base.

Continue to invest in a strong software suite. Our advanced perception software turns the InnovizOne LiDAR’s raw point cloud data into perception outputs. The outputs can serve as a standalone, functionally safe perception software, or can be integrated into the vehicle’s existing perception stack at different levels to support various sensor fusion architectures. In addition, our software leverages the rich data derived from InnovizOne or InnovizTwo, coupled with proprietary state-of-the-art artificial intelligence-based algorithms, to provide superior scene perception and deliver an automotive-grade ASIL B(D) solution. We intend to continue to develop and refine our perception software in order to further complement our hardware offerings with advanced AI and machine learning-based classification, detection and tracking features.

Develop additional products to better address other LiDAR markets. The main drivers for our revenue growth are our automotive applications for LiDARs in passenger cars, the Level 3 and Level 2+ applications, which are expected to show significant growth in the 2024-30 model years. However, the products developed for the passenger car segment have equal appeal in multi-LiDAR perimeter sensing uses, such as in robo-taxi, shuttle, trucking and delivery robot vehicles. We believe these applications will show a significant rise in sensor consumption because they require multiple units to complete the surround sensing requirements of the completely automated driving machine. As Level 4 platforms such as robo-taxis, Level 4 shuttles, Level 4 trucks and delivery robots complete development and move to commercial deployment, we believe our LiDARs are well-positioned to capture market share from less robust technologies. The size, look, feel and ease of integration of InnovizOne, together with its automotive grade robustness for environmental performance and the backing of leading Tier-1s, make the product especially appealing to the Level 4 segment. The ability to deploy multiple units around the perimeter is enabled by the cost structure of the solid-state architecture and will be further supported by the more cost-effective InnovizTwo.

Products

Innoviz One	Innoviz Two

*	Product size may differ according to specifications

Our products provide a good understanding of the location of the vehicle in a broad range of driving environments and allow for confident detection and planning at varying vehicle speeds. Our product portfolio encompasses sensor hardware and perception and decision-making software that improve existing vehicle features and enable new levels of vehicle automation for passenger car and commercial applications.

Our product offerings include:

•

InnovizOne —a solid-state LiDAR sensor specifically designed for automakers and robotaxi, shuttle, trucking and delivery companies requiring an automotive-grade, mass-producible solution to achieve autonomy. The automotive-grade sensor is purpose-built to be rugged, affordable, reliable, low-power consuming, lightweight, high-performing and seamlessly integrable into Level 3 through 5 autonomous vehicles to ensure the safety of passengers and pedestrians alike. InnovizOne was classified as a laser class 1 product under European standard IEC 60825-1 Rev 3 Class 1 on September 24, 2019.

•

InnovizTwo —announced in the fourth quarter of 2020, InnovizTwo is a next generation high-performance automotive-grade LiDAR sensor that offers a fully featured solution for all levels of autonomous driving. Featuring a major cost reduction compared to InnovizOne, InnovizTwo will also include improved lasers and detectors that increase range performance at a lower system cost and with less power consumption, which is expected to provide a significant performance improvement over InnovizOne. InnovizTwo also offers the option to integrate the Perception Application (see below) in the LiDAR sensor itself.

•

Perception Application —software application that turns the InnovizOne LiDAR’s raw point cloud data into perception outputs. The outputs can serve as a standalone, functionally safe perception software, or can be integrated into the vehicle’s existing perception stack at different levels to support various sensor fusion architectures. In addition, our software leverages the rich data derived from InnovizOne or InnovizTwo, coupled with proprietary state-of-the-art artificial intelligence-based algorithms, to provide superior scene perception and deliver an automotive-grade ASIL B(D) solution.

Commercial Traction

The early start with BMW’s Level 3 series production program resulted in our team becoming deeply engaged in ISO26262 compliance and functional safety adherence. With active participation, including a resident team, in the BMW program at Unterschleißheim in Germany, our team delivered InnovizOne LiDARs to the integration teams at Magna and BMW and learned a lot from the extensive validation testing that is needed in order to conform to applicable standards.

Recognizing the long path to volume ramp in the automotive industry, with additional complexity due to demanding safety standards for autonomous vehicles, such as ISO26262-ASIL-B, we have taken a broad-based approach to potential LiDAR market opportunities. Instead of treating adjacent markets in an opportunistic manner, we have placed considerable focus on discovering applications and cultivating customers and resellers in these markets. Accordingly, we focus our business development activity on both the consumer automotive market and on other markets:

Automotive: high focus, with significant management attention, on a few automotive opportunities, where the LiDAR and perception offering are tailored to the OEMs’ needs, with a view to acquiring high volume series production programs, similar to the BMW L3 Program. This approach has our business and R&D teams working together with Tier-1 partners to respond to OEM RFQs with customized offerings, working with the Tier-1 and OEM engineering and procurement teams with complete transparency, to bring innovation, manufacturing knowhow and value to the program.

We are working closely with leading OEMs in Europe, Japan, China and North America to define and adopt InnovizTwo to Level 2+ and Level 3 programs, and thereby bring significant additional value to the ADAS+ application.

Other Segments: leveraging our products, such as the InnovizOne and InnovizTwo, to win business in all other segments where volumes are lower at present, but where opportunities of scale are likely in the near term. This approach requires a broad presence in the global marketplace, with our business teams participating in direct and channel relationships with potential customers in all segments.

We are in discussions with a number of Robo-Taxi, Shuttle, Trucking and Delivery Robots customers to incorporate InnovizOne into our upcoming builds. The form factor, field-of-view and range of InnovizOne is well suited to sensing applications on the perimeter of these Level 4 platforms.

In addition, LiDARs applications are also applicable to the industrial space, in manufacturing, logistics, delivery, construction, agriculture, marine, flight and a myriad of other applications. We are focused on such applications in all major geographies.

Sales and Marketing

We currently market and sell our LiDAR solutions through a direct sales organization and with our marketing partners. Our technology and product focus since inception has been on the Automotive OEM opportunity for high performance LiDAR solutions in the autonomous driving industry. This focus has also informed and guided our sales and marketing activities, which led to early contact with OEMs and Tier-1 suppliers, and to our sales team acting as a bridge between our research and development team and these eventual partners. Our sales and marketing team continues to focus on expanding our relationships with OEMs and Tier-1 suppliers and seeks to leverage our existing relationships to expand our market to other industries. We are considered a Tier-2 Automotive supplier because we sell our product to Tier-1 companies that then integrate our product into the overall system supplied to the OEMs. Our business model of being a Tier-2 supplier that subcontracts its manufacturing, together with our market leadership, results in an advantageous cost structure that requires minimal sales and marketing expenses with respect to OEMs.

Research and Development

We have invested a significant amount of time and expense into R&D of LiDAR-based technologies. Over 20% of our employees are veterans of Unit 81, the elite technology unit of Israel’s Intelligence Corps, one of the most prestigious multidisciplinary technological units in the Israeli Defense Forces. Our R&D team is the largest department in the company and is comprised of 197 employees out of a total of 279 as of December 31, 2020. Our ability to maintain a leadership position in the industry depends to a great degree on our ongoing R&D activities. Our R&D team includes engineers and researchers with a diverse range of expertise and diverse levels of experience and academic backgrounds, including holders of B.Sc., M.Sc. and PhD degrees from leading academic institutions.

Creating a solid-state, eye-safe and cost efficient ~905nm wavelength LiDAR solution and the accompanying perception software required the efforts of a multi-disciplinary team with expertise spanning optics, lasers, mechanical engineering, micro-electronics, chip design, MEMS design, complex IC packaging, algorithms, neural networks, systems engineering and software architecture and engineering.

Our research and development activities are largely conducted at our headquarters in Rosh HaAin, Israel; at our German subsidiary’s offices in the vicinity of Munich, Germany; and at our subsidiary’s office in Minsk, Belarus. As of December 31, 2020, we had approximately 197 employees engaged in R&D activities.

Intellectual Property

Our success and competitive advantage depend in part upon our ability to develop and protect our core technology and intellectual property. We own a portfolio of intellectual property, including patents and registered trademarks, confidential technical information, and expertise in the development of LiDAR technology and software for autonomous vehicles.

We have filed patent and trademark applications in order to further secure these rights and strengthen our ability to defend against third parties who may infringe on our rights. we also rely on design and manufacturing know-how, continuing technological innovations, and licensing and exclusivity opportunities to maintain and improve our competitive position. Additionally, we protect our proprietary rights through agreements with our commercial partners, supply-chain vendors, employees, and consultants, as well as close monitoring of the developments and products in the industry.

As of December 31, 2020, we owned 18 allowed and issued patents and have 49 pending or allowed patent applications, including U.S. and foreign. Of the 49 pending applications, 30 are published, and 19 are unpublished. The portfolio includes U.S. and foreign patent applications filed in Europe, China, Japan, and Korea. In addition, our company has two registered U.S. trademarks and one pending U.S application, 17 registered foreign trademarks (three of which are Israeli registrations) and two pending trademark applications. Our patents and patent applications cover a broad range of system level and component level aspects of our key technology including, among other things, LiDAR systems, laser, scanner, receiver and perception technology.

Competition

The market for competitive automotive sensing solutions that enable autonomous driving is an emerging one with many potential applications in the development stage. As a result, we face competition from a range of companies seeking to have their products incorporated into these developing applications and it may take a period of time for our primary competitors to emerge.

Our competitors are also working to advance technology, reliability, and innovation in their development of new and improved solutions. Although we believe that we have market leading technology, we continue to face competition from existing competitors and new companies emerging in the LiDAR, camera and radar industries. Within the LiDAR segment of the industry, where competition is based significantly on performance and cost and energy efficiency, we face competition from companies utilizing a variety of laser wavelengths such as ~905nm and ~1550nm lasers, as well as a variety of steering mechanisms, such as mechanical, Optical Phased Array, MEMS and non-scanning LiDARs (Flash). We believe that it may take new, smaller companies a substantial period of time to gain the recognition and trust of top-tier automotive OEMs and Tier-1 suppliers, as well as customers and partners in other non-automotive industries.

Many of our competitors offer more limited solutions for niche applications. Some competitors are currently selling solutions that offer lower levels of performance in ADAS and new autonomous driving markets. In the passenger car ADAS market, a number of competitors have already achieved substantial market share using camera and radar-based perception sensing solutions.

We entered the passenger car market with a higher performance LiDAR product than those used for ADAS today. Our LiDAR product empowers higher performance ADAS at price points that we believe we can displace current solutions. Our early engagement with a premium OEM and Tier-1 partners also differentiate us from other LiDAR makers.

While LiDAR competitors will continue to emerge and recede, we believe that our high-performance LiDARs, strong intellectual property portfolio, software products, design win with BMW and close working relationships with our Tier-1 partners, have established barriers to those who follow. We expect that our technology and continuing innovation, as well as our longstanding cooperation with leading OEMs and Tier-1 companies, will support our position as a leader in advancing LiDAR technology in the market based on several market differentiators.

Manufacturing

Our original architecture focuses on developing a full LiDAR autonomous driving solution that utilizes a ~905nm wavelength laser. In order to break through the performance limitations resulting from optical peak power limitations, we have used a multi-disciplinary approach to design the key system components, i.e. the MEMS module, silicon detectors and the signal processing ASIC, in order to improve the optical link budget of the system while acquiring the best possible detection capabilities for a given optical link budget. Designing critical components in-house rather than using off-the-shelf commodity components provides for protectable and sustainable technology differentiation from LiDAR competitors or alternative technologies. We believe one of the significant barriers to entry for automotive LiDAR is the processes and know-how to manufacture a compact and intricate sensing product in high volumes.

At the same time, we have focused on operating in accordance with the rigorous manufacturing standards of the automotive industry from the company’s earliest days. Therefore, we have utilized an automotive-level contract manufacturer and vendors to manufacture our products and sub-components from an early stage. Working with such an experienced contract manufacturer and vendors added to our manufacturing knowhow and instilled discipline and quality in our development process.

Currently, the InnovizOne product is manufactured on a mid-volume line at a contract manufacturer in Germany. We intend to begin manufacturing InnovizOne at Magna’s automotive grade facility in Holly, Michigan to meet increasing demand for our LiDAR product. In this context, please see reference herein to the Magna Manufacturing MOU.

Although manufacturing of our products and sub-components is outsourced, our operations and quality assurance teams manage the sourcing of specialized equipment required for assembly, calibration and testing of our LiDAR systems. These teams also manage our quality control and assurance operations and work with our suppliers to monitor quality and improve yield.

We source our components from a variety of third-party manufacturers throughout Europe. The prices and availability of our components may be impacted by changes in supply and demand, as well as market uncertainty and other factors. Historically, we have been able to source our components at prices satisfactory to our company; however, we may be unable to do so in the future.

Regulation

Autonomous vehicles (“AVs”) are subject to emerging regulatory frameworks at the federal and state levels that are in a rapid state of change. In general, at both the federal and state level, the United States has provided a positive and relatively permissive legal environment to allow the safe testing and development of autonomous functionality. We do not anticipate any near-term federal standards that would impede the foreseeable deployments of our LiDAR technology. Some states, however, particularly California and New York, still enforce certain operational or registration requirements for certain autonomous functions. We believe such hurdles will be removed as state regulators gain better experience with the technology. U.S. federal regulations, however, remain largely permissive of deployments of higher levels of safe and responsible autonomous functionality.

Foreign markets such as the China and the EU also continue to develop their respective standards to define deployment requirements for higher levels of autonomy. In China, for example, the government has undertaken numerous efforts to promote AV development, including its February 2020 release of the Strategies for Innovation and Development of Autonomous Vehicles by China’s National Development and Reform Commission and ten other agencies. This initiative sets forth an ambitious plan to create a systematic framework for technical innovation, industrial ecology, infrastructure, regulations and standards, product regulation and network security in the AV market by 2025, and from 2035 to 2050, to fully establish an ecosystem for AVs. Much of the emerging regulatory and legislative activity around AVs in the EU has been focused on data privacy and security, given the volume and types of data collected, stored and transmitted by AVs. A key part of Europe’s emerging AV strategy is the creation of a common European mobility data space, to be further developed in the EU’s “Smart and Sustainable Transport Strategy.” Given the intense work in these areas, we expect a workable path forward in the near-term in these markets.

As vehicles equipped with our sensors are deployed on public roads in the United States, we will increasingly be subject to the legal and regulatory authority of various federal agencies, including the National Highway Traffic Safety Administration (“NHTSA”), which is part of the U.S. Department of Transportation (“DOT”). To date, NHTSA’s guidance to industry generally has been broad and non-compulsory, and NHTSA is actively reviewing unintended regulatory barriers to AV development as it proceeds to promulgate new regulations. It plans to update the Federal Motor Vehicle Safety Standards to accurately reflect new AV technology. Currently, the obligations of motor vehicle equipment manufacturers include regular reporting under the Transportation Recall Enhancement, Accountability and Documentation Act process, as well as strict recall and reporting requirements for any defects related to highway safety or any non-compliance with a Federal Motor Vehicle Safety Standard. Similar reporting and recall requirements exist in foreign markets.

More generally, the U.S. DOT has established six automation principles that will be applied to its oversight of AV development: (1) prioritizing safety; (2) remaining technology neutral; (3) modernizing regulations; (4) encouraging consistent federal and state regulatory environments; (5) providing guidance, research and best practices to government and industry partners; and (6) protecting consumers’ ability to choose conventional and autonomous vehicles.

Many more formal regulatory actions that apply to AVs have been initiated at the state level. At least 29 states and the District of Columbia have enacted some type of AV legislation and a number of governors have issued executive orders. Many of these efforts focus on safety and the regulation of commercial activity.

Overall, the AV regulatory landscape is still evolving rapidly. As the development of federal, state and foreign legal frameworks around autonomous vehicles continue to develop and change, we may become subject to additional regulatory schemes and requirements.

As a LiDAR technology company, we also are subject to the Electronic Product Radiation Control Provisions of the Federal Food, Drug, and Cosmetic Act. These requirements are enforced by the U.S. Food and Drug Administration (“FDA”), and include regulations governing the manufacture and distribution of laser-emitting products. Regulations governing these products are intended to protect the public from hazardous or unnecessary exposure to laser radiation. Among other things, manufacturers of laser-emitting products are required to certify in product labeling and reports to the FDA that their products comply with applicable performance standards, to maintain manufacturing, testing, and distribution records for their products, and to report certain product defects to the FDA and/or consumers. Manufacturers may also be required to affix warnings on laser-emitting products, depending on the relative power output of the product. Failure to comply with applicable FDA regulations may result a variety of sanctions or consequences, including product recalls or replacements, warning letters, untitled letters, safety alerts, injunctions, import alerts, administrative product detentions or seizures, or civil penalties. LiDAR technologies also may need to comply with certain state law requirements regarding applications of particular LiDAR and laser technologies.

Similarly, as a global company deploying cutting-edge technology, we are also subject to trade, export controls, customs product classification and sourcing regulations. Our operations also are subject to various federal, state and local laws and regulations governing the occupational health and safety of our employees and wage regulations. We are subject to the requirements of the federal Occupational Safety and Health Act, as amended, and comparable state laws that protect and regulate employee health and safety.

Like all companies operating in similar industries, we are subject to environmental regulation, including water use; air emissions; use of recycled materials; energy sources; the storage, handling, treatment, transportation and disposal of hazardous materials; and the remediation of environmental contamination. Compliance with these rules may include the need to obtain permits and licenses and to allow inspections of our facilities and products.

Legal Proceedings

From time to time, we may become involved in actions, claims, suits, and other legal proceedings arising in the ordinary course of our business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters. We are not currently a party to any actions, claims, suits or other legal proceedings the outcome of which, if determined adversely to it, would individually or in the aggregate have a material adverse effect on our business, financial condition, and results of operations.

C. Organizational Structure

The legal name of our company is Innoviz Technologies Ltd. and we are organized under the laws of the State of Israel. We have four wholly-owned subsidiaries: Innoviz Technologies Inc. and Collective Growth Corporation, each of which is incorporated in the United States, Innoviz Technologies GmbH, which is incorporated under the laws of Germany, and Innoviz Technologies BY, which is incorporated under the laws of Belarus.

D. Property, Plant and Equipment

Our corporate headquarters are located in Rosh HaAin, Israel, where we lease an office with 72,600 square feet pursuant to lease agreements that are in effect until November 1, 2028, unless earlier terminated by us either on November 1, 2021 or November 1, 2024. This facility contains engineering, research and development, testing, product, sales and administrative functions. In addition, we also lease a garage space for performing certain tests located in Petah Tikva, Israel, with 32,300 square feet pursuant to a lease agreement that is in effect until February 28, 2023, unless earlier terminated by us either on August 31, 2021 or February 28, 2022. We also lease 3,200 square feet of office space in Santa Clara, California, 796 square feet of office space in a facility in Unterschleißheim, in the vicinity of Munich, Germany, 2,940 square feet of office space and labs in a facility in Great Stone Industrial Park, in the vicinity of Minsk, Belarus and co-working office space in Business Center “Royal Plaza” in Minsk, Belarus.

Unless otherwise stated, all our facilities are fully utilized. We believe that our offices and facilities are adequate for our current needs and that suitable additional or substitute space will be available when needed.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Financial Data” and the historical audited annual consolidated financial statements and the related notes included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled Item 3.D. “Risk Factors” of this Annual Report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Company Overview

We are a leading provider of high-performance, solid-state LiDAR and perception solutions that bring enhanced vision and superior performance to enable safe autonomous driving at a mass scale. We believe that we provide a complete and comprehensive solution for OEMs and Tier-1 partners that are developing and marketing autonomous driving vehicles to the passenger car and other relevant markets, such as robotaxis, shuttles, delivery vehicles, buses and trucking. Our unique LiDAR and perception solutions, which feature technological breakthroughs across core components, have propelled our company to the first Level 3 LiDAR Automotive series production contract in its industry. In addition, our solutions can enable safe autonomy for other industries, including drones, robotics, construction, agriculture, Smart City, security, mining, maritime and mapping.

We were founded in 2016 by veterans of Unit 81, the elite technology unit of Israel’s Intelligence Corps, one of the most prestigious multidisciplinary technological units in the Israeli Defense Forces. From our founding, our culture drew from Unit 81’s core values of solving sophisticated technological problems through creativity and agile thinking, in order to address the needs of autonomous vehicles in a manner that strikes the desired balance between performance and cost. We created a new type of LiDAR sensor from the chip-level up, including a suite of powerful and sophisticated software applications for high-performance computer vision to allow superior perception. Our multidisciplinary team developed an operational MEMS-based LiDAR prototype in less than a year, which attracted the attention of leading Tier-1 companies such as Magna and Aptiv already in 2017. This was followed by a further intensive development and qualification stage, which culminated with our company achieving a design win with BMW in 2018 to power BMW’s Level 3 autonomous platform. BMW is a leader and a pioneer in deploying new technologies into the automotive industry and it is the first OEM worldwide to incorporate a LiDAR for a Level 3 autonomous driving configuration in a mass commercialization program. We therefore believe that our close cooperation with BMW and our Tier-1 partner Magna uniquely positions us to make Level 3 autonomous driving a commercial reality.

Our innovation has produced LiDAR solutions that deliver market leading performance and that meet the demanding safety requirements for Level 2+ through Level 5 autonomous vehicles at price points suitable for mass produced passenger vehicles. Our integrated custom design of advanced hardware and software components, which leverage the multidisciplinary expertise and experience of our team, enable us to provide turn-key autonomous solutions to accelerate widespread adoption across automakers at serial production scale.

Our robust software suite enables our ~905nm wavelength laser-based LiDAR architecture to be easily leveraged to provide compelling solutions for Level 2+ through Level 5, without the need for any new significant hardware components. This means that we are positioned to penetrate the current market, which is currently characterized mainly by Level 2+ production, and to continue to capture and extend our market share through a software-based upgrade of our products to Level 3 and above, as the market continues to mature.

We are currently expanding our third-party manufacturing capacity through contract manufacturers and partnerships with global Tier-1 suppliers to meet an anticipated increase in customer demand for our products, while also further developing a next generation high-performance automotive-grade LiDAR sensor, the InnovizTwo, that is expected to provide a perfect-fit solution for Level 2+ and above vehicles, from both cost and performance perspectives. We believe that our unique technology, together with our ability to meet automotive industry standards and our partnerships with various major Tier-1 suppliers, place us at the forefront of Tier-2 automotive suppliers.

Business Combination

On December 10, 2020, Innoviz entered into the Business Combination Agreement with Collective Growth, Perception, Antara Capital and Merger Sub. Pursuant to the Business Combination Agreement, Merger Sub merged with and into Collective Growth, with Collective Growth surviving the merger. Upon consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement on April 5, 2021, Collective Growth became a wholly owned subsidiary of Innoviz.

Key Factors Affecting Innoviz’s Operating Results

Innoviz believes that its future performance and success depends to a substantial extent on the following factors, each of which is in turn subject to significant risks and challenges, including those discussed below and in the section of this Annual Report entitled “Risk Factors.”

Market Adoption

We believe that widespread adoption of LiDAR across applications for autonomy is approaching and that we are well-positioned in both automotive and nonautomotive markets to take advantage of this opportunity. Nevertheless, automotive OEMs and their suppliers are just beginning to commercialize autonomous systems that rely on LiDAR technology. Accordingly we expect the rate of actual adoption and commercialization of LiDAR-based solutions by automotive OEMs and their suppliers to impact our results of operations, including revenue and gross margins, for the foreseeable future. Similarly, we also intend to target markets such as robotaxis, shuttles and trucking, as well as other industries, including drones, robotics and mapping. We believe that LiDAR-based solutions in these emerging markets are still in the pre-commercial development stage and, as a result, our future success also depends on customers in these industries adopting and bringing these solutions to commercial scale.

With respect to the automotive OEM market, currently, enhanced ADAS, which are not considered “autonomous driving” but have important active safety features, have been successfully commercialized. The move from Level 2 ADAS to Level 3 is essentially the crossover from driver assist to some level of autonomy. In the jump between these two levels, it is expected that liability will shift from the driver to the system, meaning that responsibility and liability for driving is shifted from the driver to the OEM. The gap between these two levels can be partially bridged by systems that offer more than Level 2 but less than Level 3, or an enhanced

ADAS offerings, which the industry commonly refer to as “L2+” or Level 2+. ADAS+/Level 2+ systems are still technically in the driver-assist realm, but incorporate a whole new layer of functionality on top of the traditional ADAS features. Given the significance of the jump from Level 2 through Level 3, the ADAS+/ Level 2+ segment of the consumer automotive market is expected to grow significantly over the short to medium term.

Design Wins

Our solutions are designed to be as a key enabling technology for OEMs in automotive and other applications. Because our solutions must be integrated into a broader platform by the OEM, it is critical that we achieve design wins with these customers. The time necessary to achieve design wins varies based on the market and application. The design cycle in the automotive market tends to be substantially longer and more onerous than in other markets. Even within the automotive market, achieving a design win with an automotive OEM takes considerably longer than a design cycle for an aftermarket application. We consider design wins to be critical to its future success, although the revenue generated by each design win and the time necessary to achieve such a win can vary significantly making it difficult to predict Innoviz’s financial performance.

Our design win with BMW in 2017 for our InnovizOne product was the first Level 3 LiDAR Automotive series production contract in the industry. However, given the expected growth in the Level 2+ segment of the market, we announced InnovizTwo in the fourth quarter of 2020. Designed for the Level 2+ segment of the market, InnovizTwo is a next generation high-performance automotive-grade LiDAR sensor that offers a fully featured solution for all levels of autonomous driving and that also features a major cost reduction compared to InnovizOne.

We believe that InnovizTwo will drive significant revenue growth in the near to medium term. We have developed a sales funnel for this product and will seek to achieve design wins for it starting in 2021.

We also believe that market penetration of InnovizTwo will drive revenues in the Level 3 segment of the market. This is because the architecture of our products, which feature agile configuration of multiple components, allow us to offer different product configurations based on the same hardware with only software modification. Accordingly, we can address multiple market needs and niches without the need to develop several hardware configurations. Therefore, our LiDAR solution enables upgrade from Level 2+ to Level 3 through a vehicle software update without changes to the hardware components or the need of new hardware.

Product Cost and Margins

Our results of operations will depend on our ability to leverage the relatively fixed costs involved in production of our solutions and our ability to maintain or improve its gross margins on the basis of our Tier-1 supplier business model. Our ability to leverage this model will depend primarily on our revenues and ability to increase sales once a product is commercialized. Specifically, under our commercial relationship with Tier-1 manufacturers such as Magna, we can minimize our production costs as we will not bear the cost or responsibility of delivering a full system to automotive manufacturers. By providing a solution comprised primarily of components that it has developed on the basis of its technology, we thereby eliminate expenses associated with system completion which would not have involved or leveraged our technology. In addition, series level manufacturing of our solution will be conducted by Tier-1 manufacturers, meaning that we neither have the need to undertake the significant capital expenditures associated with developing series level manufacturing capability nor the expense of operating any such manufacturing capability.

Continued Investment and Innovation

Our unique LiDAR and perception solutions feature technological breakthroughs across core components, which propelled us to the first Level 3 LiDAR Automotive series production contract. We believe that our financial performance is significantly dependent on our ability to maintain this leading position. This in turn will depend on our future R&D investments and our ability to attract and retain highly qualified and experienced R&D personnel. These are necessary to both continue the work required to bring InnovizOne and InnovizTwo to full commercialization and also to identify and respond to rapidly evolving customer requirements, develop and introduce innovative new products and enhance and service existing products. Failure to do this could adversely affect our market position and our revenue, and our R&D investments would not be recovered.

COVID-19 Impact

We are currently confronting a variety of operational limitations due to the global outbreak of COVID-19 beginning in early 2020. Our executive offices and R&D and manufacturing locations have been, and continue to be, impacted due to national and regional government declarations requiring closures, quarantines and travel restrictions. The COVID-19 pandemic is also adversely affecting our customers’ business operations. The extent of the impact of the coronavirus pandemic on our operational and financial performance will depend on various future developments, including the duration and spread of the COVID-19 outbreak and impact on our customers, suppliers, contract manufacturers and employees, all of which is uncertain at this time. We expect the COVID-19 pandemic to adversely impact our revenue and results of operations but are unable to predict at this time the size and duration of this adverse impact.

Components of Results of Operations

Revenue

Our revenues derive primarily from sales of LiDAR sensors to customers. Revenue from LiDAR sensors is recognized at a point in time when the control of the goods is transferred to the customer, generally upon delivery.

We also provide application engineering services to our customers that are not part of a long-term production arrangement. Application engineering services revenue is recognized at a point in time or over time depending, among other considerations, on whether we have an enforceable right to payment for performance completed to date. Services to certain customers may require substantive customer acceptance due to performance acceptance criteria that is considered more than a formality. For these services, revenue is recognized upon customer acceptance. We did not recognize revenue related to application engineering services during the years ended December 31, 2019 and 2020 as acceptance criteria were not met.

Cost of Revenue

Cost of revenue includes the manufacturing cost of our LiDAR sensors, which primarily consists of components costs, sub assembly costs and personnel-related costs directly associated with our operation organization, and amounts paid to our third-party contract manufacturers and vendors. Cost of revenue also includes depreciation, cost of component inventory, costs of providing services, an allocated portion of overhead, warranty costs, excess and obsolete inventory and shipping costs. We expect cost of revenue to increase in absolute dollars in future periods to the extent revenue increases, however we expect our products unit cost to decrease as sales increase thereby leveraging economies of scale achievable due to our business model.

Operating Expenses

Research and Development Expenses

Our R&D efforts are focused on enhancing and developing solid-state, eye-safe and cost efficient 905nm wavelength LiDAR solution and the accompanying perception software required the efforts of a multi-disciplinary team with expertise spanning optics, lasers, mechanical engineering, micro-electronics, chip design, MEMS design, complex IC packaging, systems engineering and software architecture and engineering.

R&D expenses include:

•	personnel-related expenses, including salaries, benefits, and stock-based compensation expense for personnel in research and engineering functions;

•	expenses related to materials, software licenses, supplies and third-party services;

•	prototype expenses; and

•	an allocated portion of facility and IT costs and depreciation.

We expense R&D costs as incurred until the point that technological feasibility is reached, which for our software products is generally shortly before the products are released to production. We expect that our R&D costs will increase for the foreseeable future as we continue to invest in R&D activities to achieve our product roadmap.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of personnel-related costs directly associated with our sales and marketing activities. These include the cost of sales commissions, marketing programs, trade shows, consulting services, promotional materials, demonstration equipment, an allocated portion of facility and IT costs and depreciation. We expect that our sales and marketing expenses will increase in absolute dollars over time as we hire additional sales and marketing personnel, increase our marketing activities and grow our domestic and international operations.

General and Administrative Expenses

General and administrative expenses consist of personnel-related expenses for corporate, executive, finance, and other administrative functions, expenses for outside professional services, including legal, audit and accounting services, as well as expenses for facilities, depreciation, and travel. Personnel-related expenses consist of salaries, benefits, and stock-based compensation.

We expect our general and administrative expenses to increase for the foreseeable future as we scale headcount with the growth of our business, and as a result of the expenses of operating as a public company, including compliance with the rules and regulations of the Securities Exchange Commission, legal, audit, additional insurance expenses, investor relations activities and other administrative and professional services.

Financial Expenses Income, Net

Financial income consists primarily of income earned from cash and cash equivalents deposited in our bank account. These amounts will vary based on cash and cash equivalents, and with market rates. In addition, financial income (expenses), net includes the fluctuation in value due to foreign exchange differences between cash and cash equivalent and monetary assets and liabilities denominated in foreign currency mainly in NIS and EUR.

Recent Accounting Pronouncements

See Note 1 to our consolidated financial statements included elsewhere in this Annual Report for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this Annual Report.

A. Results of Operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this Annual Report. The following table sets forth our consolidated results of operations data for the periods presented:

	Year ended December 31,
	2020	2019	2018
Revenues (2020 revenues net of issuance of Preferred C-1 Shares in the amount of $14,800)	$(9,364)	$1,575	$62
Cost of revenues	(6,407)	(1,986)	(53)

Gross Profit (loss)	(15,771)	(411)	9

Operating expenses:
Research and development	57,029	59,376	48,319
Selling and marketing	5,430	6,481	5,511
General and administrative	3,753	3,190	2,440

Total operating expenses	66,212	69,047	56,270

Operating loss	(81,983)	(69,458)	(56,261)
Financial income (expenses), net	655	2,167	(107)

Loss before taxes on income	(81,328)	(67,291)	(56,368)
Taxes on income	(183)	(10)	(32)

Net loss	$(81,511)	$(67,301)	$(56,400)

Basic and diluted net loss per ordinary share	$(5.99)	$(5.22)	$(4.14)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	16,514,910	15,524,845	15,039,814

Comparison of the Years Ended December 31, 2019 and 2020

Revenue

	Year Ended December 31,		Change	Change
	2020	2019	$	%
Revenue excluding reduction of revenues	5,436	1,575	3,861	245%
Reduction of revenues due to issuance of Preferred C-1 Shares	(14,800)	—	(14,800)	100%

Total Revenue	(9,364)	1,575	(10,939)	(695)%

Revenue decreased by approximately $10.9 million, or 695%, to approximately $(9.4) million for the year ended December 31, 2020, from approximately $1.6 million for the year ended December 31, 2019. Excluding Reduction of Revenues due to issuance of Preferred C-1 Shares in the amount of $14.8 million, our revenue increased by approximately $3.9 million, or 245%, for the year ended December 31, 2020 as compared to the year ended December 31, 2019, driven primarily by development of our LiDAR product and the continued execution of our business plan.

Cost of Revenue and Gross Margin

	Year Ended December 31,		Change	Change
	2020	2019	$	%
	(In Thousands)	(In Thousands)	(In Thousands)
Cost of Revenue (excluding reduction of revenues)	$(6,407)	$(1,986)	$(4,421)	223%
Cost of Revenue relating to reduction of revenues due to issuance of Preferred C-1 Shares	—	—	—

Cost of Revenue (total)	$(6,407)	$(1,986)	$(4,421)	223%

Gross Margin (excluding reduction of revenues)	(18)%	(26)%
Gross Margin (relating to reduction of revenues due to issuance of Preferred C-1 Shares)	(100)%	—

Gross Margin (Total)	(168)%	(26%)

Cost of revenue increased by approximately $4.4 million, or 223%, to approximately $6.4 million for the year ended December 31, 2020, from approximately $2.0 million for the year ended December 31, 2019. The increase in cost of revenue was due to an increase in revenue and a one-time charge for inventory and production machinery write-off related to the discontinuation of one of our products.

Gross margin increased from (26%) for the year ended December 31, 2019 to (168%) for the year ended December 31, 2020. The increase of gross loss was primarily due an inventory write-off of approximately $2.4 million and reduction of revenues due to issuance of Preferred C-1 Shares recorded. Excluding the inventory and production machinery write off and reduction of revenues due to issuance of Preferred C-1 Shares, the gross margin was 26%.

Operating Expenses

	Year Ended December 31,		Change	Change
	2020	2019	$	%
Research and Development
Research and development	$57,029	$59,376	$(2,347)	(4%)
Selling and marketing	5,430	6,481	(1,051)	(16%)
General and administrative	3,753	3,190	563	18%

Total Operating Expenses	$66,212	$69,047	$(2,835)	(4.1%)

Research and Development

Research and development expenses decreased by approximately $2.3 million, or 4%, to approximately $57.0 million for the year ended December 31, 2020, from approximately $59.4 million for the year ended December 31, 2019. The decrease was primarily due to variable outsourced costs which were incurred in 2019 in connection with the successful tape-out of our ASIC and conclusion of a major part of its product design.

Selling and Marketing

Selling and marketing expenses decreased by approximately $1.1 million, or 16%, to approximately $5.4 million for the year ended December 31, 2020, from approximately $6.5 million for the year ended December 31, 2019. The decrease was primarily attributable to a decrease in personnel-related costs and a decrease in marketing actives associated with trade show and travel costs due to the impact of COVID-19.

General and Administrative

General and administrative expenses increased by approximately $0.6 million, or 18%, to approximately $3.8 million for the year ended December 31, 2020, from approximately $3.2 million for the year ended December 31, 2019. The increase was primarily due to an increase in employee headcount.

Financial Income, net

	Year Ended December 31,		Change	Change
	2020	2019	$	%
Financial Income	$655	$2,167	$(1,512)	(70%)

Financial Income was approximately $0.7 million for the year ended December 31, 2020 compared to approximately $2.2 million in the year ended December 31, 2019. The decrease was primarily related to foreign exchange gain resulting from ILS fluctuations in the year ended December 31, 2020 and a lower cash balance which yielded lower income from interest.

Comparison of the Years Ended December 31, 2019 and 2018

Revenue

	Year Ended December 31,		Change	Change
	2019	2018	$	%
	(dollars in thousands)
Revenue by Geography:
North America	$288	$—	$288	N/A
Asia Pacific	182	11	171	1,555%
Europe, Middle East and Africa	1,105	51	1,054	2,067%

Total	$1,575	$62	$1,513	2,440%

Revenue increased by approximately $1.5 million, or 2,440%, to approximately $1.6 million for 2019, from approximately $0.1 million for 2018. We started providing the first version of our products in November 2018, such that 2019 was its first full year of commercial activity beyond research and development and marketing. Accordingly, the increase in revenue during 2019 was primarily due to the increase in product availability.

Cost of Revenue and Gross Margin

	Year Ended December 31,		Change $	Change %
	2019	2018
	(dollars in thousands)
Cost of revenue	$1,986	$53	$1,933	3,647%
Gross margin	(26)%	15%

Cost of revenue increased by approximately $1.9 million, or 3,647%, to approximately $2.0 million for 2019, from approximately $0.1 million for 2018. The increase in cost of revenue was primarily due to an increase in revenue and a one-time charge for an inventory write-off in the amount of approximately $0.7 million.

Gross margin decreased from 15% for 2018 to (26)% for 2019. The decrease was primarily due to inventory write-off of approximately $0.7 million in 2019.

Operating Expenses

	Year Ended December 31,		Change $	Change %
	2019	2018
	(dollars in thousands)
Research and development	$59,376	$48,319	$11,057	23%
Selling and marketing	6,481	5,511	970	18%
General and administrative	3,190	2,440	750	31%

Total operating expenses	$69,047	$56,270	$12,777	23%

Research and Development

Research and development expenses increased by approximately $11.1 million, or 23%, to approximately $59.4 million for 2019, from approximately $48.3 million for 2018. The increase was primarily attributable to an increase of approximately $10.0 million in personnel related costs related to our increased hiring for our R&D team as well as to an increase in outsourced activity in 2019. The outsourced R&D activity was related to the successful tape-out of our ASIC and conclusion of a major part of our product design during 2019.

Selling and Marketing

Selling and marketing expenses increased by approximately $1.0 million, or 18%, to approximately $6.5 million for 2019 from approximately $5.5 million for 2018. The increase was primarily attributable to an increase of approximately $0.8 million in personnel-related costs and approximately $0.7 million of marketing related expenses.

General and Administrative

General and administrative expenses increased by approximately $0.8 million, or 31%, to approximately $3.2 million for 2019 from approximately $2.4 million for 2018. The increase was primarily attributable to an increase in rent and related expenses.

Financial (Expense) Income, Net

	Year Ended December 31,		Change $	Change %
	2019	2018
	(dollars in thousands)
Financial (Expense) Income, Net	$2,167	$(107)	$2,274	(2,125)%

Financial income was $2.2 million in 2019 compared to $0.1 million financial expenses in 2018. The increase was primarily related to an increase in interest income and foreign exchange gain due to increase in cash balance.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk related to changes in interest rates. As of December 31, 2020 and 2019, our cash equivalents consisted of interest-bearing checking accounts. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of Bank of Israel interest rates. Due to the short-term nature and the low-risk profile of our interest-bearing accounts, an immediate 10% change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents and short-term restricted bank deposits or on our financial position or results of operations. We are not currently exposed to significant market risk related to changes in foreign currency exchange rates; however, we have contracted with and may continue to contract with vendors located in China, Europe and Israel. Our operations may be subject to fluctuations in foreign currency exchange rates in the future.

We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December  31, 2020 and 2019.

B. Liquidity and Capital Resources

Sources of Liquidity

We have historically funded our operations primarily from private placements of our convertible preferred shares. As of December 31, 2020, we had cash and cash equivalents totaling $50.0 million, which were held for working capital purposes. Cash equivalents are invested in accordance with its investment policy. To date, our principal sources of liquidity have been the $252 million of net proceeds received through private placements of our convertible preferred shares and $371 million net cash from the Business Combination. In addition, we have received payments for goods and services.

Cash Flow Summary

The following table summarizes our cash flows for the periods presented:

	Years Ended December 31,
(in Thousands)	2020	2019	2018
Net Cash used in Operating Activities	$(61,941)	$(69,225)	$(39,379)
Net Cash provided by (used in) Investing Activities	29,591	(40,570)	40,156
Net Cash provided by Financing Activities	8,941	163,122	594
Effect of exchange rate changes on Cash, Cash Equivalents and Restricted Cash	748	900	(612)

Net Increase (Decrease) in Cash and Cash Equivalents and Short-Term Restricted Bank Deposits	$(22,661)	$54,227	$759

Operating Activities

The primary factors affecting operating cash flows during this period were the net loss of approximately $81.5 million, impacted by non-cash charges of approximately $20.7 million consisting of non-cash discount to a customer of approximately $14.8 million, depreciation and amortization of approximately $2.7 million, and share-based compensation of approximately $3.2 million offset by an increase in working capital of approximately $1.1 million.

During the year ended December 31, 2019, operating activities used approximately $69.2 million. The primary factors affecting operating cash flows during this period were net loss of approximately $67.3 million, impacted by non-cash charges of approximately $3.8 million consisting of depreciation and amortization of approximately $1.7 million and share-based compensation of approximately $2.2 million, offset by an increase of working capital of approximately $5.7 million.

During the year ended December 31, 2018, operating activities used approximately $39.4 million in cash. The primary factors affecting operating cash flows during this period were the net loss of approximately $56.4 million, impacted by non-cash charges of approximately $2.4 million consisting of depreciation and amortization of approximately $0.7 million, share-based compensation of approximately $1.4 million and a capital loss of approximately $0.3 million and an increase in working capital of approximately $14.6 million.

Investing Activities

During the year ended December 31, 2020, cash provided by investing activities was approximately $29.6 million, which was primarily from withdraws in short-term deposits of approximately $34.7 million, partially offset by cash used to purchase property, plant, and equipment of approximately $5.1 million.

During the year ended December 31, 2019, cash used by investing activities was approximately $40.6 million, which was primarily from investment in short-term deposits of approximately $34.7 million and by cash used to purchase to purchase property, plant and equipment of approximately $5.9 million.

During the year ended December 31, 2018, cash provided by investing activities was approximately $40.2 million, which was primarily from withdraws in short-term deposits of approximately $47.0 million, partially offset by cash used to purchase property, plant, and equipment of approximately $6.9 million.

Financing Activities

During the year ended December 31, 2020, cash provided by financing activities was approximately $8.9 million, consisting primarily of $8.9 million in proceeds from the sale of Redeemable Convertible Preferred C-1 Stock, net loan and proceeds from option exercises.

During the year ended December 31, 2019, cash provided by financing activities was approximately $163.1 million, consisting primarily of approximately $161.2 million from the sale of Series C Preferred Shares and $2.0 million in proceeds from a loan.

During the year ended December 31, 2018, cash provided by financing activities was approximately $0.6 million, consisting primarily of proceeds from a loan and proceeds from option exercises.

Funding Requirements

We expect our expenses to increase in connection with its ongoing activities, particularly as it continues research and development activities and to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Furthermore, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

As of December 31, 2020, we had cash and cash equivalents of approximately $50.0 million. We expect that the net proceeds from the Business Combination of approximately $371.0 million, together with its existing cash and cash equivalents, will be sufficient to continue to execute Innoviz’s business plan over the next two years.

We also expect our losses to be significantly higher in future periods as we:

•	expand production capabilities to produce our LiDAR solutions, and accordingly incur costs associated with outsourcing the production of our LiDAR solutions;

•	expand our design, development, installation and servicing capabilities;

•	Increase our investment in research and development;

•	produce an inventory of our LiDAR solutions; and

•	Increase our sales and marketing activities and develop our distribution infrastructure.

Because we will incur the costs and expenses from these efforts before we receive incremental revenues with respect thereto, losses in future periods will be significant. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.

In its report on our financial statements for the year ended December 31, 2019, our independent registered public accounting firm included an explanatory paragraph stating that our recurring losses from operations since inception and required additional funding to finance our operations raise substantial doubt about our ability to continue as a going concern.

C. Research and Development, Patents and Licenses, etc.

Research and Development

We have invested a significant amount of time and expense into R&D of LiDAR-based technologies. Over 20% of our employees are veterans of Unit 81, the elite technology unit of Israel’s Intelligence Corps, one of the most prestigious multidisciplinary technological units in the Israeli Defense Forces. Our R&D team is the largest department in the company and is comprised of 197 employees out of a total of 279 as of December 31, 2020. Our ability to maintain a leadership position in the industry depends to a great degree on our ongoing R&D activities. Our R&D team includes engineers and researchers with a diverse range of expertise and diverse levels of experience and academic backgrounds, including holders of B.Sc., M.Sc. and PhD degrees from leading academic institutions.

Creating a solid-state, eye-safe and cost efficient ~905nm wavelength LiDAR solution and the accompanying perception software required the efforts of a multi-disciplinary team with expertise spanning optics, lasers, mechanical engineering, micro-electronics, chip design, MEMS design, complex IC packaging, algorithms, neural networks, systems engineering and software architecture and engineering.

Our research and development activities are largely conducted at our headquarters in Rosh HaAin, Israel; at our German subsidiary’s offices in the vicinity of Munich, Germany; and at our subsidiary’s office in Minsk, Belarus. As of December 31, 2020, we had approximately 197 employees engaged in R&D activities.

Intellectual Property

As of December 31, 2020, we owned 18 allowed and issued patents and have 49 pending or allowed patent applications, including U.S. and foreign. Of the 49 pending applications, 30 are published, and 19 are unpublished. The portfolio includes U.S. and foreign patent applications filed in Europe, China, Japan, and Korea. In addition, our company has two registered U.S. trademarks and one pending U.S application, 17 registered foreign trademarks (three of which are Israeli registrations) and two pending trademark applications. Our patents and patent applications cover a broad range of system level and component level aspects of our key technology including, among other things, LiDAR systems, laser, scanner, receiver and perception technology.

D. Trend Information

COVID-19

The COVID-19 pandemic has impacted companies in Israel and around the world, and as its trajectory remains highly uncertain, we cannot predict the duration and severity of the outbreak and its containment measures. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, our customers, suppliers, manufacturers and partners, and the extent to which our revenue, income, profitability, liquidity, or capital resources may be materially and adversely affected. See also Item 5. “COVID-19 Impact” and Item 3.D. “Risk Factors—We have been, and may in the future be, adversely affected by the global COVID-19 pandemic, the duration and economic, governmental and social impact of which is difficult to predict, which may significantly harm our business, prospects, financial condition and operating results.”

Supply Chain

The supply chain for certain of our components is currently experiencing significant strain due to, among other factors, higher-than-expected demand, capacity constraints, consolidation of suppliers within the industry, and overburdened shippers. As a result, there has been a decrease in availability, increase in price and increase in lead times for certain of our product components.

We currently have sufficient component inventory in order to meet the demands of our customers in the near-term. In addition, we are in the process of procuring additional component stock to keep in inventory on a go-forward basis to minimize the effect of supply chain strain on our business in the future.

E. Off-Balance Sheet Arrangements

The Company’s remaining performance obligations are comprised of product and engineering services revenues not yet delivered. As of December 31, 2020, the aggregate amount allocated to remaining performance obligations was $11,000, which we expect to recognize as revenue in future years. The remaining performance obligations of Innoviz are comprised of product and engineering services revenues not yet delivered.

Other than as set forth above, we have not entered into any off-balance sheet arrangements and does not have any holdings in variable interest entities.

F. Critical Accounting Policies and Use of Estimates

Innoviz’s management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements during the reporting periods. These items are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience, known trends and events, and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our consolidated financial statements appearing elsewhere in this Annual Report, we believe the following accounting policies used in the preparation of our consolidated financial statements require the most significant judgments and estimates.

Accrued Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing purchase orders and open contracts, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the services when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments. We make estimates of accrued expenses as of each balance sheet date in our consolidated financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and makes adjustments if necessary. The significant estimates in our accrued research and development expenses include costs incurred for services in connection with development activities for which we have not yet been invoiced.

Although we do not expect its estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Stock-Based Compensation

We measure stock options and other share-based awards granted to our employees, consultants or advisors or affiliates based on their fair value on the date of the grant and recognize compensation expense of those awards, over the requisite service period, which is generally the vesting period of the respective award. We apply the straight-line method of expense recognition to all awards with only service-based vesting conditions.

We estimate the fair value of each stock option grant on the date of grant using the Black-Scholes option-pricing model, which uses as inputs the fair value of our ordinary shares and assumptions we make for the volatility of our ordinary shares, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield.

Determination of Fair Value of Our Ordinary Shares

In the past, as a private company with no active public market for our ordinary shares, our management periodically determined the estimated per share fair value of our ordinary shares at various dates. In August 2020, we engaged a third-party valuation firm to assist in our re-estimation of the value of our ordinary shares as of certain prior dates. Our determination of the fair value of our ordinary shares was made using methodologies, approaches and assumptions consistent with the Accounting and Valuation Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, issued by the American Institute of Certified Public Accountants (“the Practice Guide”).

Our management considered various objective and subjective factors to determine the fair value of our ordinary shares, including:

•	the lack of an active public market for our ordinary shares and preferred shares;

•

the prices at which we sold our preferred shares in arm’s-length transactions and the superior rights, preferences and privileges of the our preferred shares relative to our ordinary shares, including the liquidation preferences of our preferred shares;

•	our results of operations and financial condition, including cash on hand;

•	the material risks related to our business;

•	our stage of development and business strategy;

•	the composition of, and changes to, our management team and board of directors;

•

the market performance of publicly traded companies in the Auto-Tech, Semiconductor and Communication sectors, as well as recently completed initial public offerings, or IPOs, of companies in the Auto-Tech sectors; and

•	the likelihood of achieving a liquidity event such as an IPO given prevailing market conditions.

Our valuations were prepared in accordance with the guidelines in the Practice Guide, which prescribes several valuation approaches for setting the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to the Innoviz ordinary shares. Through June 30, 2019, we utilized the option pricing backsolve method, or OPM, based upon recent financing rounds of our series B convertible preferred shares, no par value, and our series C convertible preferred shares, no par value (“Series C Preferred Shares”), which we believed were the most appropriate for each of the valuations of our ordinary shares. The OPM treats our security classes as call options on total equity value and allocates our equity value across our security classes based on the rights and preferences of the securities within the capital structure under an assumed liquidation event. The OPM method is used when the range of possible future outcomes is difficult to predict and forecasts would be highly speculative. We believed this method was the most appropriate given the expectation of various potential liquidity outcomes and the difficulty of selecting appropriate enterprise values given our early stage of development. Beginning in December 2019, for options granted after December 31, 2019, we utilized a hybrid model of two scenarios: (1) the OPM; and (2) secondary transaction in our ordinary shares. The OPM was based on a Discount Cash Flow method, or DCF. The DCF method relies on the premise that the value of an investment is equal to the present value of the income that it can expect to generate going forward. From an investor’s standpoint, these future income streams represent the dividend paying (i.e. distribution-paying) capacity of the company, or in the case of a leveraged company, monies available for all invested capital (i.e. interest -bearing debt plus owner’s capital).

Since September 2020, we utilized a backsolve hybrid model of two scenarios: (1) the OPM; and (2) IPO scenario. The backsolve was based on our most recent financing round of series C-1 preferred shares, no par value (“C-1 Preferred Shares”). The IPO scenario was supported by the Market approach, specifically the Guideline Company method.

Then, an incremental lack of marketability discount was applied to the value of the Innoviz ordinary shares to arrive at the fair value per ordinary share under each method.

There are significant judgments and estimates inherent in the determination of the fair value of our ordinary shares. These judgments and estimates are management’s best estimates and include assumptions regarding our future operating performance, the time to completing an IPO or other liquidity event, the related company valuations associated with such events and the determinations of the appropriate valuation methods. If we had made different assumptions, its share-based compensation expense, net loss and net loss per ordinary share could have been different.

Revenue Recognition

We were an early adopter of the requirements of the new revenue recognition standard, known as ASC 606, effective January 1, 2018, which utilizes the modified retrospective method of transition. Revenue is recognized upon transfer of control of promised products and to a small extent services to customers in an amount that reflects the consideration that we expect to receive in exchange for those products and services.

When we enter into contracts, once the contract is determined to be within the scope of Topic 606, we assess the goods or services promised within the contract and determines those that are performance obligations and assesses whether each promised good or service is distinct.

Accounting for contracts recognized over time under ASC 606 involves the use of various techniques to estimate total contract revenue and costs. Due to uncertainties inherent in the estimation process, it is possible that estimates of costs to complete a performance obligation will be revised in the near-term. Innoviz evaluates each performance obligation to determine if it is satisfied at a point in time or over time.

Changes in judgments with respect to these assumptions and estimates could impact the timing or amount of revenue recognition.

Inventory Valuation

Inventories are stated at the lower of cost or estimated net realizable value. Costs are computed under the standard cost method, which approximates actual costs determined on the average moving cost. We charge cost of revenue for write-downs of inventories which are obsolete or in excess of anticipated demand based on a consideration of marketability and product life cycle stage, product development plans, component cost trends, demand forecasts, historical revenue, and assumptions about future demand and market conditions.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Directors

The following table provides information about our directors and executive officers as of April 5, 2021. The address for each of the directors and executive officers is 2 Amal Street, Afek Industrial Park, Rosh HaAin, Israel 4809202.

Name	Age	Position(s)
Omer Keilaf	41	Chief Executive Officer, Co-Founder and Director
Eldar Cegla	51	Chief Financial Officer
Oren Rosenzweig	40	Chief Business Officer, Co-Founder and Director
Oren Buskila	36	Chief Research & Development Officer and Co-Founder
Udy Gal-On	52	Chief Operating Officer
Amichai Steimberg	58	Director
Aharon Aharon	66	Director
Dan Falk	76	Director
Ronit Maor	50	Director
James Sheridan	53	Director
Orit Stav	50	Director

Omer David Keilaf, Chief Executive Officer and Director

Omer Keilaf is the Co-Founder of our company and has served as our Chief Executive Officer since January 2016. Mr. Keilaf has also served as a member of the board of directors of our company since January 2016. Mr. Keilaf held senior leadership roles at companies including Consumer Physics, Inc., STMicroelectronics N.V. (NYSE: STM) and in an elite technological unit of the Intelligence Corps of the Israel Defense Forces (the “IDF”), where he served as the System and Product Team Manager, R&D manager, and Project Manager and System Architecture Manager, respectively. Mr. Keilaf holds a BSc and MSc in Electrical Engineering and an MBA, all from Tel Aviv University, Israel where he has also served as a lecturer.

Eldar Cegla, Chief Financial Officer

Eldar Cegla has served as the Chief Financial Officer of our company since June 2017. Prior to joining us, Mr. Cegla served as the VP Finance of ConsumerPhysics, Inc from 2014 to 2015, as the Chief Financial Officer of Metrolight Ltd. from 2010 to 2014 and as the Chief Operations Officer of Mantis-Vision Ltd. from 2007 to 2010. Mr. Cegla was a Co-Founder of Browzwear International Ltd. and served as its Chief Financial Officer from 2000 to 2005. Mr. Cegla holds a BSc in Chemistry from Tel-Aviv University, Israel.

Oren Rosenzweig, Chief Business Officer and Director

Oren Rosenzweig is the Co-Founder of our company and has served as our Chief Business Officer since February 2016. Mr. Rosenzweig has also served as a member of our board of directors since January 2016. Prior to co-founding our company, from 2014 to 2016, Mr. Rosenzweig was a Consultant at The Boston Consulting Group (BCG), where he advised Fortune 100 Tech companies on topics such as Strategy, Pricing and Growth and from 2009 to 2011 he served as a Program Manager at Anobit Technologies Ltd. (acquired by Apple Inc., Nasdaq: AAPL), where he led the development of mobile memory products. Mr. Rosenzweig spent seven years in the elite technological unit of the Intelligence Corps of the IDF, where he developed cutting-edge communications systems and led several large scale projects. Mr. Rosenzweig holds a BSc in Electrical Engineering from the Technion—Israel Institute of Technology, and an MBA from the University of Chicago Booth School of Business, Illinois.

Oren Buskila, Chief R&D Officer

Oren Buskila is the Co-Founder of our company and has served as our Chief R&D Officer since February 2019, prior to which he served as the VP R&D from 2016. Prior to co-founding our company, Mr. Buskila served as a System Engineer and Product Manager at ConsumerPhysics Inc. and was responsible for the company’s HW system design as well as for managing the company’s launch of its first consumer product and leading several development and design projects. Mr. Buskila served seven years in the elite technological unit of the Intelligence Corps of the IDF, where he served as a Project Manager, System Engineer and Hardware Engineer. Mr. Buskila holds a BSc in Physics, a BSc in Electrical Engineering, an MSc in Electro-optical Engineering and an MBA, all from Tel Aviv University, Israel.

Udy Gal-On, Chief Operating Officer

Udy Gal-On has served as our Chief Operating Officer since March 2021. Prior to joining our company, Mr. Gal-On served as the VP Operations and VP Strategic Projects of SolarEdge Technologies, Inc. from 2012 to 2021, as the VP Engineering of ECI Telecom Ltd. from 2007 to 2012, as the Product Engineering Department Manager of Marvell Semiconductor, Inc. from 2005 to 2007 and as VP Operations of Mysticom Semiconductor Ltd. from 2002 to 2005. Mr. Gal-On holds a BSc in Mechanical Engineering and a MSc in Quality & Reliability Engineering, each from Technion-Israel Institute of Technology.

Amichai Steimberg, Chairperson of the Board

Amichai Steimberg joined our board of directors upon the completion of the Business Combination. Mr. Steimberg previously served as President and Chief Operating Officer of Orbotech Ltd. from 2013 to 2019, and as Chief Executive Officer of Orbotech Ltd. from 2019 to 2020. Mr. Steimberg is the President and Chief Operating Officer of Israel Amplify Program Corp., and serves as a board member in several private companies, including as Chairman of the Board of Directors at Airovation Technologies Ltd. From September 2020 to January 2021, Mr. Steimberg served as Chairman of the Board of Directors of Highcon System Ltd., an Israeli company listed on the Tel Aviv Stock Exchange. Mr. Steimberg holds a BSc in Agricultural Economics and Business Administration from the Hebrew University in Jerusalem.

Aharon Aharon, Director

Aharon Aharon joined our board of directors upon the completion of the Business Combination. Since 2017, Mr. Aharon has served as the Chief Executive Officer of the Israel Innovation Authority, an independent public entity that operates for the benefit of the Israeli innovation ecosystem and Israeli economy as a whole. Prior to joining the Israeli Innovation Authority, Mr. Aharon served as the Corporate Vice President of Hardware Technologies and General Manager of Apple Israel from 2011 to 2017. Prior to his time at Apple, Mr. Aharon served as the Chief Executive Officer of Camero, a leading provider of UWB imaging radars, from 2004 to 2010 (when the company was acquired). In addition, Mr. Aharon served as Chairman of the board of directors of Discretix Technologies from 2003 to 2010 (Discretix was acquired by ARM in 2014). From 2001 to 2003, Mr. Aharon was the Chief Executive Officer of Seabridge. Prior to joining Seabridge, Mr. Aharon was the Chief Operating Officer of Zoran, a Silicon Valley-based, leading provider of digital solutions in the digital entertainment and digital imaging market. Mr. Aharon started his professional career at IBM Research and has a B.Sc in Computer Engineering and a M.Sc in Electrical Engineering from the Israel Institute of Technology.

Dan Falk, Director

Dan Falk joined our board of directors upon the completion of the Business Combination. Mr. Falk has served as a member of the board of directors of Nice Ltd., a Nasdaq-listed company, since 2001, and has served as a member of the board of directors of Ormat Technologies Inc., a New York Stock Exchange-listed company, since 2004. From 1999 to 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International

Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank. During the past five years, Mr. Falk served as a member of the board of directors of the following public companies, for which he no longer serves as a director: Attunity Ltd, Orbotech Ltd. and Advanced Vision Technology (AVT) Ltd. Mr. Falk holds a Bachelor’s degree in Economics and Political Science and a Master’s degree in Business Administration, both from the Hebrew University.

Ronit Maor, Director

Ronit Maor joined our board of directors upon the completion of the Business Combination. Since 2017, Ms. Maor has served as the Chief Financial Officer of Earnix Inc., a leading SaaS company providing an AI-driven pricing, rating and product personalization for insurance and banking customers. Prior to joining Earnix Inc., Ms. Maor was Chief Financial Officer at Pontis, a leading digital customer engagement company, from 2012 until its acquisition by Amdocs in 2016. Prior to her time at Pontis, Ms. Maor was VP Corporate Development at modu, an Israeli start-up designing unique cellular phones, from 2007 to 2011. Ms. Maor also served as Chief Financial Officer of msystems Ltd., a Nasdaq-listed company, from 1997 until the company was sold to SanDisk in 2006. Ms. Maor has a BSc in Industrial Engineering and Management from Tel Aviv University.

James Sheridan, Director

James Sheridan joined our board of directors upon the completion of the Business Combination. Mr. Sheridan is a senior operating executive with over 25 years of experience and deep experience in the automotive industry. He has experience as both an operating executive (Chief Procurement Officer) and as a leader of the Purchasing Practice at McKinsey. His prior experiences include roles as CPO at Forterra, Senior Expert at McKinsey, CPO at Champion, and a variety of roles with Ford Motor. Jim earned a B.A. from the College of the Holy Cross and M.B.A from Carnegie Mellon. Mr. Sheridan was appointed by Perception, which is entitled to appoint one director for so long as it beneficially owns at least 50% of the total number of ordinary shares it beneficially owned at the date of the closing of the Business Combination.

Orit Stav, Director

Orit Stav joined our board of directors after the completion of the Business Combination. Ms. Stav is a seasoned investment manager with 20 years of experience in the Technology, Venture Capital, and Private Equity sectors. She currently serves as a member of the board of directors of the following companies: Camtek Ltd., Doral Renewable Energy Resources Ltd., Hadasit Bio-holdings Ltd., YSB Group HomeBioGaz, A.Luzon Real Estate and Finance Ltd. and ORT Technologies Ltd. Since 2015, Ms. Stav has served as a Managing Partner at Israel Innovation Partners. Prior to that, she represented Siemens Venture Capital in Israel, and led investments in technology startups. Ms. Stav holds a Master of Business Administration from Hertfordshire University, UK, and a Bachelor’s degree in Arts (Economics and Management) from the Tel Aviv University.

B. Compensation of Directors and Executive Officers

Directors

Under the Companies Law, the compensation of a public company’s directors requires the approval of its compensation committee, the subsequent approval of its board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of its shareholders at a general meeting. If the compensation of a public company’s directors is inconsistent with its stated compensation policy, then, those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and the shareholder approval will require a special majority under which:

•

at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

•

The total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

Executive Officers other than the Chief Executive Officer

The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Chief Executive Officer

Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regard to the approval of the engagement terms of a candidate for the chief executive officer position if they determine that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to engage the chief executive officer candidate.

Aggregate Compensation of Office Holders

The aggregate compensation paid by our company and its subsidiaries to its executive officers and directors, including share-based compensation, for the year ended December 31, 2020, was approximately $2.4 million. This amount includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefit costs commonly reimbursed or paid by companies in Israel.

As of December 31, 2020, options to purchase 1,361,964 of our ordinary shares granted to our executive officers and directors were outstanding under its equity incentive plans at a weighted average exercise price of $0.40.

We pay to each of our non-employee directors an annual cash retainer as follows: chairperson of the board of directors: $77,500; chairperson of the audit committee, compensation committee and nominating committee: $50,000, $45,000 and $42,500, respectively; member of the audit committee, compensation committee and nominating committee: $42,500, $40,000 and $38,750, respectively; and each other director: $35,000. Such compensation will not be cumulative and the non-employee directors will receive the highest level of compensation to which they are entitled. Additionally, we grant each of our non-employee director annual grants in a value of up to $100,000 each. We also intend to reimburse them for expenses arising from their board membership.

Share Option Plans

2016 Share Incentive Plan

Our 2016 Share Incentive Plan (the “2016 Plan”) was adopted by our board of directors on May 23, 2016. The Plan provides for the grant of options to employees, directors, office holders, service providers and consultants of our company and its subsidiaries.

We no longer grant any awards under the 2016 Plan as it was superseded by our 2021 Share Incentive Plan, although outstanding options previously granted under the 2016 Plan remain governed by the 2016 Plan. As of December 31, 2020, a total of 8,470,758 options to purchase ordinary shares were outstanding under the 2016 Plan, with a weighted average exercise price of $0.68 per share. Our board of directors, or a duly authorized committee of our board of directors, administers the 2016 Plan.

2021 Share Incentive Plan

In connection with the closing of the Business Combination, we adopted a new share incentive plan, or the 2021 Plan, under which we may grant equity-based incentive awards to attract, motivate and retain the talent for which we compete. Following the adoption of the 2021 Plan, we will no longer grant any awards under the 2016 Plan, though previously granted options under the 2016 Plan remain outstanding and governed by the 2016 Plan.

The maximum number of our ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 19,510,820 shares (together with any shares subject to awards under the 2016 Plan that expire or become un-exercisable without having been exercised), and (ii) an annual increase on the first day of each year beginning in 2022 and ending in and including 2031, equal to the lesser of (A) 5% of the outstanding shares on the last day of the immediately preceding calendar year and (B) such amount as determined by our board of directors if so determined prior to January 1 of a calendar year; provided, however, no more than 14,000,000 shares in total may be issued upon the exercise of incentive stock options, or ISOs, under the 2021 Plan. If permitted by us, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan or the 2016 Plan may again be available for issuance under the 2021 Plan. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2021 Plan in its discretion.

Our board of directors, or a duly authorized committee of our board of directors, administers the 2021 Plan. Under the 2021 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2021 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2021 Plan and take all other actions and make all other determinations necessary for the administration of the 2021 Plan.

The administrator also has the authority to amend and rescind rules and regulations relating to the 2021 Plan or terminate the 2021 Plan at any time before the date of expiration of its ten year term.

The 2021 Plan provides for granting awards under various tax regimes, including, without limitation, for awards granted to our Israeli employees or service providers, in compliance with Section 102 of the Ordinance or Section 3(i) of the Ordinance and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.

Section 102 of the Ordinance allows employees, directors and officers who are not “controlling shareholders” (as used under the Ordinance) and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employee service providers and controlling shareholders may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits.

The 2021 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), ordinary shares, restricted shares, restricted share units and other share-based awards. Options granted under the 2021 Plan to our employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified stock options.

C. Board Practices

Board of Directors

Under the Companies Law and our amended and restated articles of association (“Articles”), our business and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors. All other executive officers are appointed by the Chief Executive Officer and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Under our Articles, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. Further, our Articles include a provision which provides that Perception had the right to appoint one director to our board of directors upon closing of the Business Combination (the “Perception Director”). Mr. Sheridan was nominated as the Perception Director.

Our directors, other than the Perception Director, are divided among the three classes as follows:

•	the Class I directors are Aharon Aharon and Orit Stav and their terms expire at the first annual general meeting of Innoviz to be held following the closing of the Business Combination;

•	the Class II directors are Dani Falk and Ronit Maor and their terms expire at the second annual general meeting of Innoviz to be held following the closing of the Business Combination; and

•

the Class III directors are Amichai Steimberg, Omer Keilaf and Oren Rosenzweig and their terms expire at the third annual general meeting of Innoviz to be held following the closing of the Business Combination.

Director Independence

As an Israeli company, our company is subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, may, subject to certain conditions, opt out from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee, compensation committee and nominating committee of the board of directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time a director is appointed all members of the board of directors are of the same gender). In accordance with these regulations, we have elected to opt out of those requirements of the Companies Law. These exemptions will continue to be available to our company so long as: (i) we do not have a “controlling shareholder” as used under the Companies Law, (ii) our shares are traded on certain U.S. stock exchanges, including Nasdaq, and (iii) we comply with the director independence requirements and the audit committee, compensation committee and nominating committee composition requirements under U.S. laws (including applicable Nasdaq rules) applicable to U.S. domestic issuers.

The term “controlling shareholder” as used in the Companies Law for purposes related to external directors and for the requirements related to appointment to the audit committee, compensation committee or nominating committee, as described below, means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. With respect to certain matters (including various related party transactions), a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company.

Accordingly, we comply with Nasdaq rule 5605(b)(1), which requires that the board of directors be comprised of a majority of independent directors. A majority of our board of directors is composed of directors who are “independent” as defined by the rules of Nasdaq and all of the non-management directors qualify as “independent” under these standards. The board of directors has established categorical standards to assist it in making its determination of director independence. We use the definition of “independence” of Nasdaq to make this determination. Nasdaq Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of our company or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq rules provide that a director cannot be considered independent if:

•	the director is, or at any time during the past three years was, an employee of our company;

•

the director or a family member of the director accepted any compensation from our company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

•	a family member of the director is, or at any time during the past three years was, an executive officer of our company;

•

the director or a family member of the director is a partner in, controlling shareholder of, or an executive officer of an entity to which our company made, or from which our company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

•

the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of our company served on the compensation committee of such other entity; or

•

the director or a family member of the director is a current partner of our outside auditor, or at any time during the past three years was a partner or employee of our outside auditor, and who worked on our audit.

Under the following three Nasdaq director independence rules a director is not considered independent: (a) Nasdaq Rule 5605(a)(2)(A), a director is not considered to be independent if he or she also is an executive officer or employee of the corporation, (b) Nasdaq Rule 5605(a)(2)(B), a director is not considered independent if he or she accepted any compensation from our company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, and (c) Nasdaq Rule 5605(a)(2)(D), a director is not considered to be independent if he or she is a partner in, or a controlling shareholder or an executive officer of, any organization to which our company made, or from which our company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000. Under such definitions, we have five independent directors.

The board of directors assesses on a regular basis, and at least annually, the independence of directors and makes a determination as to which members are independent. References to “our company” above include any subsidiary in a consolidated group with our company. The terms “immediate family member” and “executive officer” above have the same meanings specified for such terms in the Nasdaq listing standards.

However, as a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the Nasdaq corporate governance rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement We intend to rely on this “home country practice exemption” solely with respect to the quorum requirement for shareholder meetings. As permitted under the Companies Law, pursuant to our Articles, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of its shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the Nasdaq corporate governance rules. We otherwise comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other corporate governance rules.

Chairperson of the Board

Our Articles provide that the chairperson of the board is appointed by the members of the board of directors and serves as chairperson of the board throughout his or her term as a director, unless resolved otherwise by the board of directors. Under the Companies Law, the chief executive officer (or any relative of the chief executive officer) may not serve as the chairperson of the board of directors, and the chairperson (or any relative of the chairperson) may not be vested with authorities of the chief executive officer without shareholder approval, for periods of up to three years each, consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•

at least a majority of the shares of non-controlling shareholders or shareholders that do not have a personal interest in the approval voted at the meeting are voted in favor (disregarding abstentions); or

•

the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment voting against such appointment does not exceed 2% of the aggregate voting rights in the company.

In addition, a person subordinated, directly or indirectly, to the chief executive officer may not serve as the chairperson of the board of directors; the chairperson of the board may not be vested with authorities that are granted to those subordinated to the chief executive officer; and the chairperson of the board may not serve in any other position in the company or a controlled company, but he may serve as a director or chairperson of a subsidiary.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are public companies, including companies with shares listed on Nasdaq, are required to appoint at least two external directors who must meet heightened independence requirements. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, may, subject to certain conditions, opt out from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee, compensation committee and nominating committee of the board of directors. In accordance with these regulations, we elected to opt out from these Companies Law requirements. Instead, we must comply with the director independence requirements, the audit committee, the compensation committee and the nominating committee composition requirements under U.S. laws (including applicable Nasdaq rules) applicable to U.S. domestic issuers.

Committees of the Board of Directors

The board of directors have the following standing committees: Audit Committee, Compensation Committee and Nominating Committee.

Audit Committee

The Audit Committee is responsible, among its other duties and responsibilities, for overseeing our accounting and financial reporting processes, audits of financial statements, qualifications and independence of the independent registered public accounting firm, the effectiveness of internal control over financial reporting and the performance of the internal audit function and independent registered public accounting firm. The Audit Committee reviews and assesses the qualitative aspects of our financial reporting, processes to manage business and financial risks, and compliance with significant applicable legal, ethical and regulatory requirements. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm. In addition, the Audit Committee is responsible for the following additional matters pursuant to the Companies Law:

•

recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;

•	reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

•

identifying irregularities in our business administration, including by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

•

reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and

•	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

The charter of the Audit Committee is available without charge at https://innoviz.tech.

The members of the Audit Committee are Dan Falk, Ronit Maor and Orit Stav. The board of directors has designated Dan Falk as an “audit committee financial expert” and determined that each member is “financially literate” under the Nasdaq rules. The board of directors has also determined that each member of the Audit Committee is “independent” as defined under the Nasdaq rules and Exchange Act rules and regulations.

Compensation Committee

The Compensation Committee is responsible, among its other duties and responsibilities, for reviewing and approving all forms of compensation to be provided to, and employment agreements with, our executive officers and directors, establishing the general compensation policies of our company and its subsidiaries and reviewing, approving and overseeing the administration of the employee benefits plans of our company and its subsidiaries. The Compensation Committee is also responsible for:

•

recommending to the board of directors with respect to the approval of the compensation policy for “office holders” (a term used under the Companies Law, which essentially means directors and executive officers) and, once every three years, regarding any extensions to a compensation policy that has been in effect for a period of more than three years;

•	reviewing the implementation of the compensation policy and periodically recommending to the board of directors with respect to any amendments or updates of the compensation plan;

•	resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

•	exempting, under certain circumstances, from the requirement of approval by the general meeting of shareholders, transactions with the chief executive officer of our company.

The charter of the Compensation Committee is available without charge at https://innoviz.tech.

The members of the Compensation Committee are Ronit Maor and Dan Falk. The board of directors has determined that each member of the Compensation Committee is “independent” as defined under the Nasdaq listing standards. The Compensation Committee has the authority to retain compensation consultants, outside counsel and other advisers.

Compensation Policy under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, a compensation policy must be approved at least once every three years, first, by the issuer’s board of directors, upon recommendation of its compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

•

such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in such compensation policy and who are present and voting (excluding abstentions); or

•

the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the policy, does not exceed 2% of the company’s aggregate voting rights.

In the event that the shareholders fail to approve the compensation policy in a duly convened meeting, the board of directors may nevertheless override that decision, provided that the compensation committee and then the board of directors decide, on the basis of detailed reasons and after further review of the compensation policy, that approval of the compensation policy is for the benefit of the company despite the failure of the shareholders to approve the policy.

If a company that adopts a compensation policy in advance of its initial public offering (or in our case, prior to the closing of the Business Combination) describes the policy in its prospectus for such offering, then that compensation policy shall be deemed validly adopted in accordance with the Companies Law and will remain in effect for term of five years from the date such company becomes a public company.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, business plan and long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

•	the education, skills, experience, expertise and accomplishments of the relevant office holder;

•	the office holder’s position, responsibilities and prior compensation agreements with him or her;

•

the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost, the average and median salary of the employees of the company, as well as the impact of such disparities on the work relationships in the company;

•

if the terms of employment include variable components—the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•

if the terms of employment include severance compensation—the term of employment or office of the office holder, the terms of his or her compensation during such period, the company’s performance during the such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other things:

•	with regard to variable components of compensation:

•

with the exception of office holders who report directly to the chief executive officer, provisions determining the variable components on the basis of long-term performance and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, if such amount is not higher than three monthly salaries per annum, while taking into account such office holder’s contribution to the company; and

•	the ratio between variable and fixed components, as well as the limit on the values of variable components at the time of their grant.

•

a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

•	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

•	a limit on retirement grants.

Our compensation policy, which became effective immediately following the consummation of the Business Combination, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce an executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

The compensation policy also addresses our executive officers’ individual characteristics (such as their respective positions, education, scope of responsibilities and contribution to the attainment of its goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, the total variable compensation components (cash bonuses and equity-based compensation) may not exceed 95% of each executive officer’s total compensation package with respect to any given calendar year.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our chief executive officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by the chief executive officer and subject to minimum thresholds. The annual cash bonus that may be granted to executive officers other than our chief executive officer may be based entirely on a discretionary evaluation. Furthermore, our chief executive officer is entitled to recommend performance objectives, and such performance objectives will be approved by the Compensation Committee (and, if required by law, by our board of directors).

The measurable performance objectives of our chief executive officer is determined annually by our Compensation Committee and board of directors and will include the weight to be assigned to each achievement in the overall evaluation. A less significant portion of the chief executive officer’s annual cash bonus may be based on a discretionary evaluation of the chief executive officer’s overall performance by the Compensation Committee and the board of directors based on quantitative and qualitative criteria.

The equity-based compensation under the compensation policy for our executive officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus. Primary objectives include enhancing the alignment between the executive officers’ interests and our long-term interests and those of our shareholders and strengthening the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and restricted share units, in accordance with our share incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. Equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, the compensation policy contains compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, enables our chief executive officer to approve immaterial changes in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and allows us to exculpate, indemnify and insure its executive officers and directors subject to certain limitations as set forth therein.

The compensation policy also provides for compensation to the members of our board of directors either (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time, or (ii) in accordance with the amounts determined in the compensation policy.

Our compensation policy, which was approved by our board of directors and shareholders on January 20, 2021 and January 29, 2021, respectively, and became effective upon the closing of the Business Combination.

Nominating Committee

Our Nominating Committee consists of Orit Stav and Aharon Aharon, and is responsible, among other things, for:

•	overseeing and assisting its board in reviewing and recommending nominees for election as directors;

•	assessing the performance of the members of the board; and

•

establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our company.

The charter of the Nominating Committee is available without charge at https://innoviz.tech.

Exculpation, insurance and indemnification of office holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability, in whole or in part, for damages caused as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our Articles include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•

a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

•

reasonable litigation expenses, including legal fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;

•

reasonable litigation expenses, including legal fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and

•

expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law, 1968 (the “Israeli Securities Law”).

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care to the company or to a third-party, including a breach arising out of the negligent conduct of the office holder;

•	a financial liability imposed on the office holder in favor of a third-party;

•	a financial liability imposed on the office holder in favor of a third-party harmed by a breach in an administrative proceeding; and

•

expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders does not require shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company’s compensation policy, which was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.

Our Articles allow us to exculpate, indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors and officers’ liability insurance policy.

We have entered into agreements with each of our directors and executive officers exculpating them in advance from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

The maximum indemnification amount set forth in such agreements is limited to an amount equal to the higher of $40,000,000 and 25% of our total shareholders’ equity as reflected in our most recent consolidated financial statements prior to the date on which the indemnity payment is made (other than indemnification for an offering of securities to the public, including by a shareholder in a secondary offering, in which case the maximum indemnification amount is limited to the gross proceeds raised by us and/or any selling shareholder in such public offering). The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

There is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. We have recently appointed Ms. Sharon Cohen, CPA from Deloitte IL & Co, a firm in the Deloitte Global Network, as our internal auditor.

D. Employees

We believe that our corporate culture and our relationship with our employees contribute to our success. Our employees are continuously innovating, and our structure rewards productivity. As of December 31, 2020, we had 283 employees.

In regard to our Israeli employees, Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have pension plans that comply with the applicable Israeli legal requirements and we make monthly contributions to severance pay funds for all employees, which cover potential severance pay obligations.

None of our employees work under any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Economy and Industry apply to us and affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses and pension rights.

We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

E. Share Ownership

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Director, Senior Management and Employees—Compensation—Share Option Plans.”

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2020 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of April 5, 2021, and restricted share units that shall vest within 60 days of April 5, 2021, to be outstanding and to be beneficially owned by the person holding the options or restricted share units for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 129,820,963 ordinary shares outstanding as of April 5, 2021.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. Unless otherwise noted below, each shareholder’s address is 2 Amal St., Afek Industrial Park, Rosh HaAin 4809202, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates since January 1, 2020 is included under Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Name of beneficial owner	Number	%
Five Percent or More Holders
Antara Capital LP(1)	13,928,167	10.4%
Magma Venture Capital Management (IV) LP(2)	9,466,206	7.3%
Magna International Inc.(3)	6,660,053	5.1%
Vertex IV (C.I.) Fund, L.P.(4)	7,802,957	6.0%
Directors and Executive Officers
Omer Keilaf(5)	4,855,932	3.7%
Eldar Cegla(6)	116,952	*
Oren Rosenzweig(7)	3,298,846	2.5%
Oren Buskila(8)	2,530,409	1.9%
Udy Gal-On	—	—
Amichai Steimberg	—	—
Aharon Aharon	—	—
Dan Falk	—	—
Ronit Maor	—	—
James Sheridan(9)	3,027,747	2.3%
Orit Stav	—	—
All executive officers and directors as a group (11 persons)	13,829,886	10.4%

*	less than 1%
(1)

Antara Capital Master Fund LP (“Antara Master Fund”) directly holds 7,002,673 ordinary shares. Certain managed accounts for which Antara Capital LP (“Antara Capital”) serves as investment manager (the “Managed Accounts”) directly hold 3,000,000 ordinary shares. In addition, Antara Master Fund directly holds warrants to purchase 3,925,494 ordinary shares at a price of $11.50 per share. Antara Capital Fund GP LLC (“Antara Fund GP”) is the general partner of Antara Master Fund and may be deemed to beneficially own the securities of Innoviz held directly by Antara Master Fund. Antara Capital GP LLC (“Antara GP”) is the general partner of Antara Capital. Antara Capital is the investment manager of the Antara Master Fund and the Managed Accounts. Himanshu Gulati (“Mr. Gulati”) is the sole member of Antara Fund GP and Antara GP. Antara Capital, Antara GP and Mr. Gulati may be deemed to beneficially own the securities of the Issuer held directly by Antara Master Fund and the Managed Accounts. The business address of the foregoing persons is 500 5th Avenue, Suite 23020, New York, New York 10110. Based on information reported on Schedule 13G filed with the SEC on April 14, 2021.

(2)

Magma Venture Capital Management (IV) LP (the “Magma General Partner”) is the general partner of Magma Venture Capital IV L.P. and Magma Venture Capital IV CEO Fund LP. The Magma General Partner has the power to direct Magma Venture Capital IV L.P. and Magma Venture Capital IV CEO Fund LP. to vote and dispose of the shares by decision of its managing partners Modi Rosen and Yahal Zilka. The business address of each of the foregoing persons is c/o Magma Venture Capital, 22 Rothchild St., 25th Floor, Tel Aviv, Israel. Information provided by Magma Venture Capital IV L.P. and Magma Venture Capital IV CEO Fund LP. on February 12, 2021.
(3)

Represents shares beneficially owned directly and indirectly through one or more of its subsidiaries by Magna International Inc., a public company listed on the New York Stock Exchange and the Toronto Exchange (“Magna International”). Sole investment and voting power of the shares is exercised by Magna International, acting through its Board of Directors and its management. Magna International’s Board of Directors is comprised of William L. Young, Scott B. Bonham, Peter G. Bowie, Mary S. Chan, Hon. V. Peter Harder, Seetarama (Swamy) Kotagiri, Dr. Kurt J. Lauk, Robert F. MacLellan, Cynthia A. Niekamp, William A. Ruh, Dr. Indira V. Samarasekera and Lisa S. Westlake, and Magna International’s management team is comprised of Seetarama (Swamy) Kotagiri, Vincent J. Galifi, Tommy J. Skudutis, Guenther F. Apfalter, Bruce R. Cluney, Sherif S. Marakby, Aaron D. McCarthy and Eric J. Wilds. Each member of Magna International’s Board of Directors and management team has shared voting and investment power over the shares. Each member of Magna International’s Board or management disclaims any beneficial ownership of the reported shares. The business address of each of the foregoing persons is 337 Magna Drive, Aurora, Ontario, Canada L4G7K1. Information provided by Magna International on February 11, 2021.

(4)

Vertex Management (IV) Ltd. (the “Vertex General Partner”) is the general partner of Vertex IV (C.I.) Fund, L.P. The Vertex General Partner has the power to direct Vertex IV (C.I.) Fund, L.P. to vote and dispose of the shares by decision of its Investment Committee. The Investment Committee is comprised of Emanuel Timor, Yoram Oron, David Heller, Yanai Oron, Ran Gartenberg and Chua Kee Lock, and each member of the Investment Committee has shared voting and investment power over the shares. Each member of the Investment Committee disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest such member may have therein, directly or indirectly. The business address of each of the foregoing persons is c/o Vertex IV (C.I.) Fund, L.P., 28 HaArba’a St., 29th Floor, Tel Aviv 6473925 Israel. Information provided by Vertex IV (C.I.) Fund, L.P. on February 11, 2021.

(5)	Consists of ordinary shares held directly by Mr. Keilaf.
(6)	Consists of 116,952 ordinary shares subject to options exercisable within 60 days of April 5, 2021.
(7)	Consists of Innoviz ordinary shares held directly by Mr. Rosenzweig.
(8)	Consists of Innoviz ordinary shares held by directly by Mr. Buskila.
(9)

Perception Capital Partners, LLC directly holds 3,027,747 warrants to purchase ordinary shares at a price of $11.50 per share. Mr. Sheridan is the Chief Executive Officer of Perception Capital Partners, LLC and may be deemed to be the beneficial owner of the securities held by Perception Capital Partners, LLC.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2018. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

As a number of our shares are held in book-entry form, we are not aware of the identity of all of our shareholders. As of April 5, 2021, we had 28,478,321 ordinary shares held by 34 U.S. resident shareholders of record.

B. Related Party Transactions

The following is a description of our related party transactions since January 1, 2020.

C-1 Preferred Share Side Letters

As part of the financing of our Series C-1 Preferred Shares, certain holders of Series C-1 Preferred Shares were granted certain rights pursuant to side letters with Innoviz:

In the event the closing of the transactions contemplated under such aforementioned definitive agreements shall have taken place prior to April 30, 2021, and the pre-money valuation of the Company is lower than $1.3 billion, the Company will issue additional Preferred C-1 Share for no additional consideration, such that after the issuance of the additional Preferred C-1 Shares, the aggregate number of Preferred C-1 Shares held by the investor shall be equal to the aggregate investment made by the investor divided by 70% of the price per share pursuant to the Business Combination Agreement.

The business combination closed on April 5, 2021. Pursuant to the agreements with certain holders of Series C-1 Preferred Shares discussed above, Innoviz issued 375,107 Preferred C-1 Shares to such shareholders for no additional consideration.

Magna Manufacturing MOU

In October 2020, Innoviz signed an MOU with Magna Electronics Technology Inc. (“Magna Tech”) for high-volume manufacturing of Innoviz LiDARs at Magna automotive grade facility in Holly, Michigan. The MOU contemplates Magna’s manufacturing of our LiDAR solution for the BMW program.

Magna C-1 Preferred Share Purchase Agreement

On December 10, 2020, the Company entered into a Series C-1 Preferred Share Purchase Agreement (“Share Purchase Agreement”) with Magna International Inc. (“Magna International”), pursuant to which, the Company issued 1,755,966 Series C-1 Preferred Shares to Magna International in consideration for a strategic support provided by Magna to the Company, in the scope set forth in such Share Purchase Agreement.

Magna Performance Warrants

On December 10, 2020, the Company issued to Magna International a warrant to purchase up to 7,023,865 of our ordinary shares at an exercise price equal to $10.00 per share (the “Magna Warrant”). Exercise of the Magna Warrant is conditioned upon, and the Magna Warrant shall vest and may be exercised by Magna only pending and contingent upon, the achievement of certain pre-defined commercial milestones, as are set forth in the Magna Warrant. The Magna Warrant shall no longer be exercisable upon the earlier of (i) March 31, 2023, or (ii) the date of the consummation of a change of control by the Company.

Agreements with directors and officers

Options and restricted share units. Since our inception, we have granted options to purchase our ordinary shares to our executive officers. We describe our option plans under Item 6. “Directors, Senior Management and Employees.”

Exculpation, indemnification and insurance. Our Articles permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with certain of our office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from the IPO to the extent that these liabilities are not covered by insurance. See Item 6.C. “Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of office holders.”

Rights of Appointment. As part of the Business Combination, our Articles include a provision which provides that Perception has the right to appoint, replace and remove one director to our board of directors so long it beneficially holds, together with any permitted transferee, in the aggregate at least 1,087,500 of our ordinary shares, which is equal to fifty percent (50%) of the total number of our ordinary shares Perception beneficially owned as of the date of the adoption of our Articles.

Related party transaction policy

Our board of directors has adopted a written related party transaction policy to set forth the policies and procedures for identifying related party transactions.

C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. We are not currently a party to any material legal proceedings, including any such material proceedings that are pending or threatened, of which we are aware.

Dividend Policy

We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant.

The Companies Law imposes restrictions on our ability to declare and pay dividends. See Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Description of Convertible Notes Financing and Capped Call Transaction.”

Payment of dividends may be subject to Israeli withholding taxes. See Item 10.E. “Taxation—Taxation and government programs—Israeli tax considerations and government programs” for additional information.

B. Significant Changes

None.

Item 9.	The Offer and Listing

A. Offer and Listing Details

Our ordinary shares and warrants commenced trading on the Nasdaq Capital Market on April 6, 2021 under the trading symbols “INVZ” and “INVZW,” respectively. Prior to this, no public market existed for our ordinary shares or warrants.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares and warrants commenced trading on the Nasdaq Capital Market on April 6, 2021 under the trading symbols “INVZ” and “INVZW,” respectively. Prior to this, no public market existed for our ordinary shares or warrants.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our Articles is attached as Exhibit 1.1 to this Annual Report. Other than as set forth below, the information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference herein.

Share Capital

As of April 5, 2021, we had 129,820,963 ordinary shares and 16,231,241 warrants outstanding

Exchange controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

Shareholder meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our Articles as special general meetings. Our board of directors may call special general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting upon the written request of (i) any two or more of our directors or one-quarter or more of the serving members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which, as a company listed on an exchange outside Israel, may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•	amendments to our articles of association;

•	appointment, termination or the terms of service of our auditors;

•	appointment of external directors (if applicable);

•	approval of certain related party transactions;

•	increases or reductions of our authorized share capital;

•	a merger; and

•

the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes, among other things, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties or the approval of a merger, notice must be provided at least 35 days prior to the meeting. Under the Companies Law and our Articles, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

•

Form of Indemnification Agreement (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-4 (File No. 333-252023) filed with the SEC on February 12, 2021). See Item 6. “Directors, Senior Management and Employees” for more information about this agreement.

•

Compensation Policy for Directors and Officers (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-4 (File No. 333-252023) filed with the SEC on February 12, 2021). See Item 6. “Directors, Senior Management and Employees” for more information about this agreement.

•

2016 Share Incentive Plan of Innoviz Technologies Ltd. (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4 (File No. 333-252023) filed with the SEC on February 12, 2021). See Item 6. “Directors, Senior Management and Employees” for more information about this agreement.

•	2021 Share Incentive Plan of Innoviz Technologies Ltd. See Item 6. “Directors, Senior Management and Employees” for more information about this agreement.

•	Magna Joint Development and Master Supply Agreement

In December 2017, we entered into a Joint Development and Master Supply Agreement (“JDFMSA”) with Magna pursuant to which the parties agreed to work together to jointly develop and commercialize various LiDAR-related technologies. This agreement provides the framework for the collaboration between Magna as a leading Tier-1 partner and our company as a leading LiDAR company. The initial term of this agreement is eight years with automatic renewals of 1-year periods thereafter, subject in each case to mutual termination rights in the event of material breach, insolvency or bankruptcy.

•	BMW SOW

In connection with the JDMSA, in February 2018, we entered into the BMW SOW with Magna Electronics Europe describing the services to be performed and deliverables to be provided to BMW, to equip Innoviz LiDAR products into BMW’s Level 3 vehicle platform..

The parties have mutual termination rights, including in the event of a material breach by the other party. Serial production volumes will ultimately be highly dependent on numerous factors and therefore are binding only upon issuance of a purchase order.

In 2019, the parties signed an amendment to the BMW SOW, under which BMW advanced certain payments due under the BMW SOW in consideration for development activities and delivery of early samples to Magna Electronics Europe by the end of August 2019.

•	Magna Manufacturing MOU

In October 2020, Innoviz signed an MOU with Magna Tech for high-volume manufacturing of Innoviz LiDARs at Magna’s automotive grade facility in Holly, Michigan. The MOU contemplates Magna’s manufacturing of our LiDAR solution for the BMW program.

D. Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

E. Taxation

Taxation and government programs

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares and warrants. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli tax considerations and government programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General corporate tax structure in Israel. Israeli companies are generally subject to corporate tax. In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years) which reduces the corporate income tax rate from 25% to 24% effective from January 1, 2017, and to 23% effective from January 1, 2018. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise, a Special Preferred Enterprise, a Beneficiary Enterprise or a Technology Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969. The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We believe that we currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

Following are the main tax benefits available to Industrial Companies:

•

Amortization of the cost of purchased patent, rights to use a patent, and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

•	Under limited conditions, an election to file consolidated tax returns with controlled Israeli Industrial Companies;

•	Expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Tax benefits and grants for research and development. Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

•	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•	The research and development must be for the promotion of the company; and

•	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures that are unqualified under the conditions above are deductible in equal amounts over three years.

From time to time we may apply to the Israel Innovation Authority for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application will be accepted. If we will not be able to deduct research and development expenses during the year of the payment, we will be able to deduct research and development expenses during a period of three years commencing in the year of the payment of such expenses.

Law for the Encouragement of Capital Investments, 5719-1959. The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

The Investment Law was significantly amended effective as of April 1, 2005 (the “2005 Amendment”), as of January 1, 2011 (the “2011 Amendment”) and as of January 1, 2017 (the “2017 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax benefits under the 2011 amendment. The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations–0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply) (ii) Israeli resident individuals–20% (iii) non-Israeli residents (individuals and corporations)– 25% or 30%, and subject to a reduced tax rate under the provisions of any applicable double tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority (“ITA”) allowing for a reduced tax rate – 20% or a reduced tax rate under the provisions of any applicable double tax treaty.

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011, a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

We currently does not intend to implement the 2011 Amendment.

New tax benefits under the 2017 amendment that became effective on January 1, 2017. The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone “A”. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israel Innovation Authority.

The 2017 Amendment further provides that a technology company satisfying certain conditions (group consolidated revenues of at least NIS 10 billion) will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the Israel Innovation Authority. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed to Israeli shareholders by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders—subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, will apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4%.

We believe that it may be eligible to the tax benefits under the 2017 Amendment. It should be noted that the proportion of income that may be considered Preferred Technology Income and enjoy the tax benefits described above, should be calculated according to the Nexus Formula, which is based on the proportion as that of qualifying expenditures in the IP compared to overall expenditures.

Taxation of our shareholders

Capital gains taxes applicable to non-Israeli resident shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, should be exempt from Israeli tax unless, among others, the shares were held through a permanent establishment that the non-resident maintains in Israel. If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2021), if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Tax Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2021) and a marginal tax rate of up to 47% for an individual in 2021 (excluding excess tax as discussed below)) unless contrary provisions in a relevant tax treaty apply. Non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United

States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In each case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale (i.e., resident certificate or other documentation).

Taxation of non-Israeli shareholders on receipt of dividends. Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise or Preferred Technology Enterprise or such lower rate as may be provided in an applicable tax treaty. For example, under the United States Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or Beneficiary Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to 10% or more holding and to our gross income for the previous year (as set forth in the previous sentence) is met. The aforementioned rates under the United States-Israel Tax Treaty would not apply if the dividend income is derived through a permanent establishment of the U.S. resident in Israel. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below).

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 647,640 for 2021, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax. Israeli law presently does not impose estate or gift taxes.

United States federal income taxation

The following is a description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares and warrants. This description addresses only the U.S. federal income tax consequences to U.S. Holders (as defined below) that hold our ordinary shares or warrants as capital assets within the meaning of Section 1221 of the Code, and that have the U.S. dollar as their functional currency. This discussion is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) regarding the tax consequences of the acquisition, ownership or disposition of the ordinary shares and warrants, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. tax consequences other than U.S. federal income tax consequences (e.g., the estate and gift tax or the Medicare tax on net investment income) and does not address any state, local or non-U.S. tax consequences.

This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts or regulated investment companies;

•	dealers or brokers;

•	traders that elect to mark to market;

•	tax exempt entities or organizations;

•	“individual retirement accounts” and other tax deferred accounts;

•	certain former citizens or long term residents of the United States;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons that acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation for the performance of services;

•	persons holding our ordinary shares or warrants as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships or other pass through entities and persons holding ordinary shares or warrants through partnerships or other pass through entities; or

•	holders that own directly, indirectly or through attribution 10% or more of the total voting power or value of all of our outstanding shares.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares or warrants that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if such trust has validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares or warrants, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of our ordinary shares or warrants in its particular circumstance.

You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares and warrants.

Distributions on ordinary shares

Subject to the discussion under “—Passive Foreign Investment Company considerations” below, the gross amount of any distribution made to you with respect to our ordinary shares, before reduction for any Israeli taxes withheld therefrom, generally will be includible in your income as dividend income on the date on which the dividends are actually or constructively received, to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. However, we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, you should expect that the entire amount of any distribution generally will be reported as dividend income to you. If you are a non-corporate U.S. Holder you may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that we are not a PFIC (as discussed below under “—Passive Foreign Investment Company considerations”) with respect to you in our taxable year in which the dividend was paid or in the prior taxable year and certain other conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

Dividends paid to you with respect to our ordinary shares generally will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be credited against your U.S. federal income tax liability or, at your election, be deducted from your U.S. federal taxable income. Dividends that we distribute generally should constitute “passive category income” for purposes of the foreign tax credit. A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Sale, exchange or other disposition of ordinary shares and warrants

Subject to the discussion under “Passive Foreign Investment Company considerations” below, you generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares or warrants equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our ordinary shares or warrants, and such gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares or warrants is currently generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares or warrants exceeds one year (i.e., such gain is long term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Exercise or lapse of a warrant

Except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an ordinary share on the exercise of a warrant for cash. A U.S. Holder’s tax basis in the ordinary shares received upon exercise of warrants generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the warrants exchanged therefor and the exercise price. The U.S. Holder’s holding period for ordinary shares received upon exercise of warrants will begin on the date following the date of exercise (or possibly the date of exercise) of the warrants and will not include the period during which the U.S. Holder held the warrants. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. Holder’s basis in the ordinary shares received would equal the U.S. Holder’s basis in the warrants exercised therefore. If the cashless exercise is not treated as a realization event, a U.S. Holder’s holding period in the ordinary shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the warrants. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares would include the holding period of the warrants exercised therefore.

It is also possible that a cashless exercise of a warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “—Sale, exchange or other disposition of ordinary shares and warrants” In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of ordinary shares having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between the fair market value of the warrants deemed surrendered and (ii) the U.S. Holder’s tax basis in such warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the ordinary shares received would equal the sum of (i) U.S. Holder’s tax basis in the warrants deemed exercised and (ii) the exercise price of such warrants. A U.S. Holder’s holding period for the ordinary shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of warrants.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a warrant would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (for instance, through an increase in the number of ordinary shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property such as other securities to the holders of the ordinary shares which is taxable to such holders under “—Distributions on ordinary shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such warrant received a cash distribution from us equal to the fair market value of such increased interest.

Passive Foreign Investment Company considerations

In general, a non-U.S. corporation will be classified as a “passive foreign investment company” or “PFIC” for any taxable year if at least (i) 75% of its gross income is classified as “passive income” or (ii) 50% of its gross assets (generally determined on the basis of a quarterly average) produce or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income. For these purposes, cash and other assets readily convertible into cash are considered passive assets, and goodwill and other unbooked intangibles are generally taken into account. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it directly or indirectly holds 25% or more (by value) of the stock.

Based on the current and anticipated composition of our income, assets and operations, and those of our subsidiaries, there is a significant risk that we will be a PFIC for U.S. federal income tax purposes for 2021 (the taxable year that includes the Business Combination) or in future taxable years. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares or warrants and, in the case of our ordinary shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election or a mark-to-market election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, as described below, such holder generally will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or warrants; and

•

any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares and warrants;

•

the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

•

the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above with respect to our ordinary shares (but not our warrants) by making a timely QEF election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends.

A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge. A U.S. Holder may not make a QEF election with respect to its warrants. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants), under currently proposed Treasury regulations, any gain recognized generally may be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to our ordinary shares), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ordinary shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election. One type of purging election creates a deemed sale of such shares at their fair market value. Any gain recognized in this deemed sale will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of this election, the U.S. Holder will have additional basis and, solely for purposes of the PFIC rules, a new holding period in the ordinary shares acquired upon the exercise of the warrants. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances (including a potential separate “deemed dividend” purging election that may be available if we are a “controlled foreign corporation” for U.S. federal income tax purposes).

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from us. If we determine we are a PFIC for any taxable year, we intend to provide U.S. Holders with the required information on an annual basis to allow U.S. Holders to make a QEF election with respect to their ordinary shares. There can be no assurance, however, that we will timely provide such information for the current taxable year or subsequent taxable years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election.

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a

PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed under the PFIC rules. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares or warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such ordinary shares for any taxable year of us that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) ordinary shares, the PFIC rules discussed above will continue to apply to such ordinary shares unless the U.S. Holder makes a purging election, as described above, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) ordinary shares and for which we are determined to be a PFIC, such U.S. Holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. Such a U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Such U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to our warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

Certain of the PFIC rules may impact U.S. Holders with respect equity interests in subsidiaries and other entities which we may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that we do not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. If we own any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to our providing the relevant tax information for each Lower- Tier PFIC on an annual basis. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis in certain circumstances which include, but are not limited to, if a U.S. Holder recognizes gain on a disposition of such ordinary shares or receives distributions with respect to such ordinary shares. U.S. Holders should consult their tax advisors regarding any reporting requirements that may apply to them if we are a PFIC.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex, are unclear in certain respects, and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of ordinary shares or warrants should consult their tax advisors concerning the application of the PFIC rules to our ordinary shares or warrants under their particular circumstances.

Backup withholding tax and certain information reporting requirements

Distribution payments on, and proceeds paid from the sale or other taxable disposition of, the ordinary shares and warrants may be subject to information reporting to the IRS. In addition, a U.S. Holder may be subject to backup withholding on payments received in connection with distribution payments and proceeds from the sale or other taxable disposition of ordinary shares or warrants made within the United States or through certain U.S. related financial intermediaries.

Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number, provides other required certification and otherwise complies with the applicable requirements of the backup withholding rules or that is otherwise exempt from backup withholding (and, when required, demonstrates such exemption). Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign asset reporting

Certain U.S. Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts, by filing IRS Form 8938 with their federal income tax return. Our ordinary shares and warrants are expected to constitute foreign financial assets subject to these requirements unless the ordinary shares or warrants are held in an account at certain financial institutions. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares and warrants and the significant penalties for non-compliance.

The above description is not intended to constitute a complete analysis of all Tax consequences relating to acquisition, ownership and disposition of our ordinary shares and warrants. You should consult your tax advisor concerning the tax consequences of your particular situation.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We are required to make certain filings with the SEC. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

Our ordinary shares and warrants are quoted on Nasdaq. Information about us is also available on our website at www.innoviz.tech. Our website and the information contained therein or connected thereto will not be deemed to be incorporated into this annual report and you should not rely on any such information in making your decision whether to purchase our ordinary shares or warrants.

I. Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates and interest rates, which are discussed in detail below.

Foreign currency risk

Our financial results are reported in U.S. dollars, changes in exchange rate between the USD and local currencies in those countries in which we operate (primarily the ILS) may affect the results of our operations. The USD cost of our operations in countries other than the United States, is negatively influenced by revaluation of the USD against other currencies.

During 2020, the value of the U.S. dollar devaluated against the ILS by approximately 7.0%. Our most significant foreign currency exposures are related to our operations in Israel. The company is hedging its anticipating exposure by exchanging sufficient USD in to ILS for 3-4 month ahead monitor the exchange rates over time.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2020. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2020, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. In addition, we are an emerging growth company and, accordingly, are exempt from the requirement to provide such a report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board has determined that Mr. Dan Falk satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Mr. Dan Falk is considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

Item 16B.	Code of Ethics

We have adopted a Code of Ethics and Conduct that applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers. Our Code of Ethics and

Conduct addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Ethics and Conduct, employee misconduct, conflicts of interest or other violations. Our Code of Ethics and Conduct is intended to meet the definition of “code of ethics” under Item 16B of 20-F under the Exchange Act.

We will disclose on our website any amendment to, or waiver from, a provision of our Code of Ethics and Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. Our Code of Ethics and Conduct is available on our website at www.innoviz-tech.com. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report. You may request a copy of our Code of Ethics and Conduct, free of charge, by writing to us at the following address: investors@innoviz-tech.com.

Item 16C.	Principal Accounting Fees and Services

The consolidated financial statements of Innoviz Technologies Ltd. at December 31, 2019 and 2020, and for each the two years in the period ended December 31, 2020, appearing in this Annual Report have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of Kost Forer Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492101, Israel.

The table below sets out the total amount of services rendered to us by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for services performed in the years ended December 31, 2019 and 2020, and breaks down these amounts by category of service:

	2020	2019
	(in thousands)
Audit Fees	$500	$500
Audit Related Fees	—	—
Tax Fees	180	41
All Other Fees	—	—

Total	$680	$541

Audit Fees

Audit fees for the years ended December 31, 2020 and 2019 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC as well as certain fees related to the audit in connection with our business combination transaction.

Audit Related Fees

None.

Tax Fees

Tax fees for the years ended December 31, 2020 and 2019 were related to ongoing tax advisory, tax compliance and tax planning services.

All Other Fees

None.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

All services provided by our auditors are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee’s pre-approval policy.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our ordinary shares are listed on the Nasdaq Capital Market. We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the Nasdaq listing standards. Under the Nasdaq Stock Market rules, listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the Nasdaq Stock Market with limited exceptions. We rely on this “home country practice exemption” with respect to the quorum requirement for shareholder meetings. As permitted under the Companies Law, pursuant to our Articles, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the Nasdaq Stock Market corporate governance rules.

We otherwise comply with and intend to continue to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq Stock Market. We may in the future, however, decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq Stock Market listing rules. Following our home country governance practices may provide less protection than is accorded to investors under the Nasdaq Stock Market listing rules applicable to domestic issuers.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have provided financial statements pursuant to Item 18.

Item 18.	Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19.	Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of Innoviz Technologies Ltd.					*

2.1	Description of Securities.					*

4.1†	Form of Director and Officer Indemnification Agreement.	F-4	333-252023	10.12	February 12, 2021

4.2†	Compensation Policy for Directors and Officers.	F-4	333-252023	10.13	February 12, 2021

4.3†	2016 Share Incentive Plan of Innoviz Technologies Ltd.	F-4	333-252023	10.10	January 11, 2021

4.4†	2021 Share Incentive Plan of Innoviz Technologies Ltd.					*

4.5††	Joint Development and Supply Agreement, dated as of December 4, 2017, by and between Magna Electronics Inc. and Innoviz Technologies Ltd.	F-4	333-252023	10.15	January 11, 2021

4.6††	Statement of Work, dated February 2, 2018, by and between Magna Electronics Europe GmbH & Co. OHG and Innoviz Technologies Ltd.	F-4	333-252023	10.16	January 11, 2021

4.7††	Amendment No. 1 to Statement of Work, dated May 10, 2019, by and between Magna Electronics Europe GmbH & Co. OHG and Innoviz Technologies Ltd.	F-4	333-252023	10.17	January 11, 2021

4.8††	Memorandum of Understanding, dated October 12, 2020, by and between Magna Electronics Technology, Inc. and Innoviz Technologies Ltd.	F-4	333-252023	10.18	January 11, 2021

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

4.9††	Addendum to Memorandum of Understanding, dated December 8, 2020, by and between Magna Electronics Technology, Inc. and Innoviz Technologies Ltd.	F-4	333-252023	10.19	January 11, 2021

4.10	Warrant Agreement, dated as of April 30, 2020, between Continental Stock Transfer & Trust Company and Collective Growth Corporation.	F-4	333-252023	4.4	January 11, 2021

4.11	Assignment, Assumption and Amendment Agreement, by and among Innoviz Technologies Ltd., Collective Growth Corporation, American Stock Transfer & Trust Company and Continental Stock Transfer & Trust Company.					*

4.12	Registration Rights Agreement, dated as of December 10, 2020, by and among Innoviz, certain equityholders of Innoviz, certain equityholders of Collective Growth, Perception and Antara Capital.	F-4	333-252023	4.8	January 11, 2021

4.13	Put Option Agreement, dated as of December 10, 2020, by and between Innoviz and Antara Capital.	F-4	333-252023	10.7	January 11, 2021

4.14	Confidentiality and Lockup Agreement, dated as of December 10, 2020, by and among Innoviz, certain equityholders of Innoviz, certain equityholders of Collective Growth, Perception and Antara Capital.	F-4	333-252023	10.8	January 11, 2021

8.1	List of Subsidiaries.					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

101.INS	XBRL Instance Document.					*

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

101.SCH	XBRL Taxonomy Extension Schema Document.					*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					*

101.DEF	XBRL Taxonomy Definition Linkbase Document.					*

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.					*

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					*

*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan or arrangement.
††	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.

Certain agreements filed as exhibits to this Annual Report contain representations and warranties that the parties thereto made to each other. These representations and warranties have been made solely for the benefit of the other parties to such agreements and may have been qualified by certain information that has been disclosed to the other parties to such agreements and that may not be reflected in such agreements. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, there can be no reliance on any such representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of any such representations and warranties may have changed since the date of such agreements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INNOVIZ TECHNOLOGIES LTD.

Date: April 21, 2021	By:	/s/ Eldar Cegla
	Name:	Eldar Cegla
	Title:	Chief Financial Officer

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

INNOVIZ TECHNOLOGIES LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Innoviz Technologies Ltd. and its subsidiaries (the “Company”), as of December 31, 2020 and 2019, the related consolidated statements of operations, changes in convertible preferred shares and shareholders’ deficit and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. As part of our audits we are required to obtain an understanding of internal controls over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2016.

Tel-Aviv, Israel

April 21, 2021

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2020	2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$49,950	$72,792
Short term deposits	—	34,720
Restricted deposits	8	8
Trade receivables	2,506	1,021
Inventories	2,164	1,341
Prepaid expenses and other current assets	3,287	1,918

Total current assets	57,915	111,800

LONG-TERM ASSETS:
Restricted deposits	864	627
Other long-term assets	537	98
Property and equipment, net	13,245	11,339

Total long-term assets	14,646	12,064

Total assets	$72,561	$123,864

The accompanying notes are an integral part of the consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2020	2019
LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Trade payables	$7,751	$7,145
Advances from customers and deferred revenues	1,661	463
Employees and payroll accruals	5,528	3,417
Accrued expenses and other current liabilities	2,854	3,674

Total current liabilities	17,794	14,699

LONG-TERM LIABILITIES:
Loan, net of current maturities	2,224	2,325
Long-term advances from customers and deferred revenues	3,473	3,473

Total long-term liabilities	5,697	5,798

CONVERTIBLE PREFERRED SHARES
Convertible Preferred A Shares of no-par value: Authorized, issued and outstanding: 20,418,209 shares as of December 31, 2020 and 2019.	9,000	9,000
Series B Convertible Preferred Shares of no-par value: Authorized, issued and outstanding: 15,906,053 shares as of December 31, 2020 and 2019.	66,348	66,348
Series B-1 Convertible Preferred Shares of no-par value: Authorized, issued and outstanding: 3,032,940 shares as of December 31, 2020 and 2019.	12,500	12,500
Series C Convertible Preferred Shares of no-par value: Authorized: 28,973,439 shares as of December 31, 2020 and 2019; Issued and outstanding: 28,216,005 shares as of December 31, 2020 and 2019.	161,233	161,233
Series C-1 Convertible Preferred Shares of no-par value: Authorized: 15,191,550 and 0 shares as of December 31, 2020 and 2019, respectively; Issued and outstanding: 2,699,114 and 0 shares as of December 31, 2020 and 2019, respectively.	23,734	—

Total convertible preferred shares	272,815	249,081

SHAREHOLDERS’ DEFICIT:

Ordinary Shares of no-par value: Authorized: 179,872,754 and 107,265,966 shares as of December 31, 2020 and 2019, respectively; Issued and outstanding: 16,948,226 and 15,855,287 shares as of December 31, 2020 and 2019, respectively.

	* )	* )
Additional paid-in capital	7,658	4,178
Accumulated deficit	(231,403)	(149,892)

Total shareholders’ deficit	(223,745)	(145,714)

Total liabilities, convertible preferred shares and shareholders’ deficit	$72,561	$123,864

*)	Represents amounts lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2020		2019	2018
Revenues (2020 revenues net of issuance of Preferred C-1 Shares in the amount of $14,800, see note 2h)		$(9,364)	$1,575	$62
Cost of revenues		(6,407)	(1,986)	(53)

Gross profit (loss)		(15,771)	(411)	9

Operating expenses:
Research and development		57,029	59,376	48,319
Selling and marketing		5,430	6,481	5,511
General and administrative		3,753	3,190	2,440

Total operating expenses		66,212	69,047	56,270

Operating loss		(81,983)	(69,458)	(56,261)
Financial income (expenses), net		655	2,167	(107)

Loss before taxes on income		(81,328)	(67,291)	(56,368)
Taxes on income		(183)	(10)	(32)

Net loss		$(81,511)	$(67,301)	$(56,400)

Basic and diluted net loss per ordinary share	$	(5.99)	$(5.22)	$(4.14)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share		16,514,910	15,524,845	15,039,814

The accompanying notes are an integral part of the consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT

U.S. dollars in thousands (except share and per share data)

	Convertible Preferred Shares
	Convertible Preferred Shares A		Convertible Preferred Shares B		Convertible Preferred Shares B-1		Convertible Preferred Shares C		Convertible Preferred Shares C-1		Total	Ordinary Shares					Additional Paid-in	Accumulated	Total Shareholders’
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Amount	Number		Amount			Capital	Deficit	Equity (Deficit)
Balance as of January 1, 2018	20,418,209	$9,000	15,906,053	$66,348	3,032,940	$12,500	—	$—	—	$—	$87,848	15,004,740		$		*)	$547	$(26,191)	$(25,644)
Exercise of shares options	—	—	—	—	—	—	—	—	—	—	—	74,040	*)				10	—	10
Share-based Compensation	—	—	—	—	—	—	—	—	—	—	—	—			—		1,377	—	1,377
Net Loss	—	—	—	—	—	—	—	—	—	—	—	—			—		—	(56,400)	(56,400)

Balance as of December 31, 2018	20,418,209	$9,000	15,906,053	$66,348	3,032,940	$12,500	—	$—	—	$—	$87,848	15,078,780		$		*)	$1,934	$(82,591)	$(80,657)
Issuance of convertible preferred shares C, net of issuance cost	—	—	—	—	—	—	28,216,005	161,233	—	—	161,233	—			—		—	—	—
Exercise of shares options	—	—	—	—	—	—	—	—	—	—	—	776,508	*		)		73	—	73
Share-based Compensation	—	—	—	—	—	—	—	—	—	—	—	—			—		2,171	—	2,171
Net Loss	—	—	—	—	—	—	—	—	—	—	—	—			—		—	(67,301)	(67,301)

Balance as of December 31, 2019	20,418,209	$9,000	15,906,053	$66,348	3,032,940	$12,500	28,216,005	$161,233	—	$—	$249,081	15,855,288		$		*)	$4,178	$(149,892)	$(145,714)
Issuance of convertible preferred shares C-1, net of issuance cost	—	—	—	—	—	—	—	—	2,699,114	23,734	23,734	—			—		—	—	—
Exercise of shares options	—	—	—	—	—	—	—	—	—	—	—	1,092,938				*)	284	—	284
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—			—		3,196	—	3,196
Net Loss	—	—	—	—	—	—	—	—	—	—	—	—			—		—	(81,511)	(81,511)

Balance as of December 31, 2020	20,418,209	$9,000	15,906,053	$66,348	3,032,940	$12,500	28,216,005	$161,233	2,699,114	$23,734	$272,815	16,948,226		$		*)	$7,658	$(231,403)	$(223,745)

*)	Represents amounts lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2020	2019	2018
Cash flows from operating activities:
Net loss	$(81,511)	$(67,301)	$(56,400)

Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,661	1,674	660
Share-based compensation	3,196	2,171	1,377
Capital loss (gain)	(6)	—	325
Issuance of Preferred C-1 Shares to a customer	14,800	—	—
Foreign exchange (gain) loss	(572)	(729)	612
Decrease (increase) in prepaid expenses and other assets	(1,296)	1,231	(2,557)
Increase in trade receivable	(1,485)	(1,060)	(59)
Increase in inventories	(823)	(200)	(1,141)
Increase (decrease) in trade payables	606	(2,255)	7,412
Increase (decrease) in accrued expenses and other liabilities	(820)	(5,566)	7,426
Increase in employees and payroll accruals	2,111	223	1,618
Increase in advances from customers and deferred revenues	1,198	2,587	1,348

Net cash used in operating activities	(61,941)	(69,225)	(39,379)

Cash flows from investing activities:
Purchase of property and equipment	(5,120)	(5,850)	(6,853)
Proceeds from sales of property and equipment	47	—	7
Proceeds from (investment in) bank deposits, net	34,720	(34,720)	47,002
Increase in restricted deposits	(56)	—	—

Net cash provided by (used in) investing activities	29,591	(40,570)	40,156

The accompanying notes are an integral part of the consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2020	2019	2018
Cash flows from financing activities:
Proceeds from Issuance of convertible preferred shares, net of issuance expenses	8,934	161,233	—
Proceeds from exercise of options	284	73	10
Proceeds from loan	—	2,020	584
Repayment of loan	(277)	(204)	—

Net cash provided by financing activities	8,941	163,122	594

Effect of exchange rate changes on cash, cash equivalents and restricted cash	748	900	(612)

Increase (decrease) in cash, cash equivalents and restricted cash	(22,661)	54,227	759
Cash, cash equivalents and restricted cash at beginning of the year	73,427	19,200	18,441

Cash, cash equivalents and restricted cash at end of the year	$50,766	$73,427	$19,200

Supplementary disclosure of cash flows activities:

(1) Cash received during the year for:
Interest	$553	$1,279	$493

(2) Cash paid during the year for:
Interest	$89	$94	$29

Income taxes	$85	$10	$28

(3) Non-cash transactions:
Investment in non-marketable equity securities in consideration for property and equipment	$64	$98	$—

Reclassification from property and equipment. net to inventories	$512	$—	$—

(4) Cash, cash equivalents and restricted cash at end of the year
Cash and cash equivalents	$49,950	$72,792	$18,555
Short-term restricted deposits	8	8	8
Restricted deposits	808	627	637

	$50,766	$73,427	$19,200

The accompanying notes are an integral part of the consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

a.

Innoviz Technologies Ltd. and its subsidiaries (the “Company” or “Innoviz”) is a leading provider of high-performance, solid-state LiDAR and perception solutions that bring enhanced vision and superior performance to enable safe autonomous driving at a mass scale. The Company provides a complete and comprehensive solution for OEMs and Tier-1 partners that are developing and marketing autonomous driving vehicles to the passenger car and other relevant markets, such as robotaxis, shuttles and trucking. Innoviz’ unique LiDAR and perception solutions, which feature technological breakthroughs across core components, have propelled Innoviz to the first Level 3 LiDAR Automotive series production contract in its industry. In addition, Innoviz’ solutions can enable safe autonomy for other industries, including drones, robotics and mapping.

b.	The Company was incorporated on January 18, 2016, under the laws of the state of Israel.

c.

On December 10, 2020, the Company entered into a definitive agreement for a business combination (the “Merger) with Collective Growth Corporation (“Collective Growth”), a special purpose acquisition company, that would result in Collective Growth as wholly owned subsidiary of the Company. The Merger was completed on April 5, 2021 (for further information see Note 16c).

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

a.	Use of estimates:

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include inventory reserves, warranty provision, valuation allowance for deferred tax assets, share-based compensation including the fair value of the Company’s ordinary shares, useful lives of property, plant, and equipment. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

The novel coronavirus (“COVID-19”) pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions, and the extent of its impact on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the impact on the Company’s customers. The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the period ended December 31, 2020. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  (Cont.)

b.	Financial statements in U.S. dollars:

A substantial portion of the Company’s financing activities, including equity transactions and cash investments, are incurred in U.S. dollars. The Company’s management believes that the U.S. dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

A subsidiary’s functional currency is the currency of the primary economic environment in which the subsidiary operates; normally, that is the currency of the environment in which a subsidiary primarily generates and expends cash. In making the determination of the appropriate functional currency for a subsidiary, the Company considers cash flow indicators, local market indicators, financing indicators and the subsidiary’s relationship with both the parent company and other subsidiaries. For subsidiaries that are primarily a direct and integral component or extension of the parent entity’s operations, the U.S. dollar is the functional currency.

The Company has determined the functional currency of its foreign subsidiaries is the U.S. Dollar. The foreign operation is considered a direct and integral part or extension of the Company’s operations. The day-to-day operations of the foreign subsidiary are dependent on the economic environment of the U.S. Dollar.

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are remeasured into U.S. dollars in accordance with Statement of the Accounting Standard Codification (“ASC”) No. 830 “Foreign Currency Matters” (“ASC No. 830”). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid short-term deposits with original maturities of three months or less from the purchase date to be cash equivalents. Cash equivalents consist primarily of amounts invested in short term deposits. Restricted cash consists of long-term deposits that serves as collateral for a credit card agreement and lease agreements at one of the Company’s financial institutions.

e.	Inventories:

Inventories are stated at the lower of cost or estimated net realizable value. Costs are computed under the standard cost method, which approximates actual costs determined on the first-in, first-out basis. The Company charges cost of revenue for write-downs of inventories which are obsolete or in excess of anticipated demand based on a consideration of marketability and product life cycle stage, product development plans, component cost trends, demand forecasts, historical revenue, and assumptions about future demand and market conditions.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  (Cont.)

f.	Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets, at the following annual rates:

%
Computers and software	33
Office furniture and equipment	7-15 (mainly 15)
Electronic equipment	15
Leasehold improvements	Over the shorter of the related lease period or the useful life of the assets

g.	Impairment of long-lived assets:

Long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” a (“ASC 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying value of the asset exceeds the aggregate undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During the years ended December 31, 2020 and December 31, 2019, the Company recorded impairment losses in the amount of $496 and $0, respectively.

h.	Revenue recognition:

Effective as of January 1, 2018, the Company has followed the provisions of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), which applies to all contracts with customers. Under Topic 606, revenues are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine the appropriate revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps:

•	identify the contract(s) with a customer;

•	identify the performance obligations in the contract;

•	determine the transaction price;

•	allocate the transaction price to the performance obligations in the contract; and

•	recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, once the contract is determined to be within the scope of Topic 606, the Company assesses the goods or services promised within the contract and determines those that are performance obligations and assesses whether each promised good or service is distinct.

The Company evaluates each performance obligation to determine if it is satisfied at a point in time or over time.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  (Cont.)

Nature of Products and Services

The Company derives its revenues mainly from sales of LiDAR sensors. Revenue from LiDAR sensors is recognized at a point in time when the control of the goods is transferred to the customer, generally upon delivery.

The company also provides application engineering services for its customers that are not part of a long-term production arrangement. Application engineering services revenue are recognized at a point in time or over time depending, among other considerations, on whether the Company has an enforceable right to payment, for performance completed to date. Services to certain customers may require substantive customer acceptance due to performance acceptance criteria that is considered more than a formality. For these services, revenue is recognized upon customer acceptance. The Company did not recognize revenue related to application engineering services during the years ended December 31, 2020, 2019 and 2018 as such acceptance criteria has not been met.

The Company applies the practical expedient and does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

The Company’s contracts with customer prepayment terms do not include a significant financing component because the primary purpose is not to receive financing from the customers.

The Company’s general terms and conditions for its contracts do not contain a right of return that allows the customer to return products and receive a credit. Therefore, the Company does not estimate returns and generally recognizes revenue at contract price upon product shipment or delivery.

Deferred Revenue

Deferred revenues, which represent a contract liability, include amounts paid by customers not yet recognized as revenues.

On December 7, 2017, the Company entered into an agreement with a tier-1 partner (“Partner”) to provide application engineering services. Revenue related to the agreement are deferred and recognized upon customer acceptance. As of December 31, 2020, and 2019, the Company recorded deferred revenue of $3.5 million (refer also to note 15).

Contract liabilities consist of deferred revenue and customer advanced payments. Deferred revenue includes billings in excess of revenue recognized related to product sales and is recognized as revenue when the Company performs under the contract. The long-term portion of deferred revenue, mostly related to obligations under development agreement with OEMs, is classified as non-current contract liabilities and is included in other long-term liabilities in the Company’s consolidated balance sheets. Customer advanced payments represent required customer payments in advance of product shipments according to customer’s payment term. Customer advance payments are recognized as revenue when control of the performance obligation is transferred to the customer.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  (Cont.)

Contract liabilities consisted of the following as of December 31, 2020 and December 31, 2019:

	December 31,
	2020	2019
	(in thousands)
Contract Liabilities, Current
Deferred Revenue, Current	$996	$291
Customer Advance Payment	665	172

Total	$1,661	$463

Contract Liabilities, Long-Term
Deferred Revenue, Long-Term	3,473	3,473

Total Contract Liabilities	$5,134	$3,936

During the year ended December 31, 2020, the Company recognized $283 that was included in deferred revenues balance at December 31, 2019.

Remaining Performance Obligation

The Company’s remaining performance obligations are comprised of product and engineering services revenue not yet delivered. As of December 31, 2020, the aggregate amount of the transaction price allocated to remaining performance obligations was $11 million, which the Company expects to recognize as revenue.

For additional information regarding disaggregated revenues, please refer to Note 14 below.

Reduction of revenues

On October 12, 2020, the Company signed a Memorandum of Understanding (the “MOU”) with Magna International Inc. (“Magna”) one of its shareholders and a tier-1 partner, to manufacture and sell an Optical Module to an OEM customer based on the Company’s design. According to the MOU, in order to allow the manufacture of the Optical Module, the Company will supply to Magna critical components and certain equipment which is required to meet specifications and requirements as agreed by the parties. These specifications may require substantive customer acceptance due to performance acceptance criteria that is considered more than a formality. In addition, the Company agreed to assist Magna to construct a production line. As of December 31, 2020, the Company recorded under the MOU advances from customers and deferred revenues in the amount of $ 736 with respect to certain equipment that was transferred to Magna and require substantive customer acceptance. Revenue derived from the equipment is recognized upon customer acceptance.

In connection with the MOU, on December 10, 2020, the Company issued to Magna 1,755,966 Preferred C-1 Shares of no-par value, for no additional consideration.

Furthermore, on December 10, 2020, the Company signed a performance-based warrant agreement (the “Warrant”) with Magna, pursuant to which, upon the completion of certain milestones by Magna, the Company will issue to Magna warrants to receive up to: (i) 7,023,865 Ordinary Shares , in the event the Company will be registered as a public company before the

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  (Cont.)

issuance of the warrants, or (ii) 4,939,922 Preferred C-1 Shares in the event that the Company is not registered as a public company before the issuance of the warrants. The Warrant shall no longer be exercisable upon the earlier of (i) March 31, 2023, or (ii) the date of the consummation of a change of control by the Company.

Share-based payment awards granted to a customer are measured and classified in accordance with 606-10-32-25A and reflected as a reduction of the transaction price and, therefore, of revenue in accordance with paragraph 606-10-32-25 unless the consideration is in exchange for a distinct good or service. Since the issuance of the Preferred C-1 Shares were not for distinct services, the fair value of which was not established, the Company reflected this amount as a reduction of net revenue.

Additionally, as there are no minimum commitments under the MOU, and the uncertainty of ultimate success of the SOP, there is no assurance that future benefits will be realized through sufficient purchases. Therefore, as of December 31, 2020, the Company believes that such awards granted to Magna do not meet the definition of an asset. In the year ended December 31, 2020, the Company recorded reduction of revenues in the amount of $ 14,800, representing the fair value of the Preferred C-1 Shares issued to Magna. The warrants have not been recognized since the performance conditions underlying their exercise was not considered probable as of December 31, 2020.

i.	Warranty costs:

The Company provides standard product warranties, for its pre-SOP products, for period of up to twelve months, at no extra charge, that covers the compliance of the products with agreed-upon specifications. Standard warranties are considered to be assurance type warranties and are not accounted for as separate performance obligations. A provision is recorded for estimated warranty costs based on the Company’s experience.

Changes in the warranty provision, presented in other accrued expenses, was as follow:

	Year ended December 31,
	2020	2019
Balance at beginning of the year	$61	$	*	)
Warranty Provision	198		118
Warranty Claims Settled	(232)		(57)

Balance at end of the year	$27		$61

*)	Represents amount lower than $1.

j.	Research and development expenses:

Research and development costs include personnel-related expenses associated with the Company’s engineering personnel responsible for the design, development and testing of its products. Such costs related to software development are included in research and development expense until the technological feasibility is reached, which for the Company’s software

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  (Cont.)

products, is generally shortly before the products are released to production. Research and development costs are charged to the consolidated statements of operations as incurred.

k.	Patent costs:

Legal and related patent costs are charged to general and administrative expenses in the consolidated statements of operations as incurred, since their realization is uncertain.

l.	Share-based compensation:

The Company accounts for share-based compensation in accordance with ASC No. 718, “Compensation—Stock Compensation” (“ASC No. 718”). ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the award is recognized as an expense over the requisite service period.

The Company measures its share-based payment awards made to employees, directors, and non-employee service providers based on estimated fair values. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model which requires several assumptions, of which the most significant are the expected share price volatility and the expected option term. The company recognize forfeitures of equity-based awards as they occur. For graded vesting awards, the Company recognizes compensation expenses based on the straight-line method over the requisite service period.

m.	Accrued post-employment benefit:

Severance pay:

The Israeli Severance Pay Law, 1963 (“Severance Pay Law”), specifies that employees are entitled to severance payment, following the termination of their employment. Under the Severance Pay Law, the severance payment is calculated as one-month salary for each year of employment, or a portion thereof.

The Company’s liability for all of its Israeli employees is covered by the provisions of Section 14 of the Severance Pay Law (“Section 14”). Under Section 14 employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, continued on their behalf to their insurance funds. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. As a result, the Company does not recognize any liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company’s balance sheet.

Severance pay expenses for the years ended December 31, 2020, 2019 and 2018, amounted to approximately $ 2,000, $ 1,700 and $ 1,100, respectively.

401(k) profit sharing plans:

The Company has a 401(k) retirement savings plan for its employees in the U.S. Each eligible employee may elect to contribute a portion of the employee’s compensation to the plan.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  (Cont.)

The U.S. Subsidiary matches 4% of employee contributions up to the plan with no limitation. During the years ended December 31, 2020, 2019 and 2018, the Company recorded expenses for matching contributions in the amount of $ 14, $ 31 and $ 9, respectively.

n.	Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, “Income Taxes” (ASC 740”). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, if it is more likely than not that a portion or all of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements, under which a Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

o.	Concentration of risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term and restricted deposits.

Trade receivable of the Company are mainly derived from customers located globally. The Company mitigates its credit risks by performing credit evaluations of its customers’ financial conditions and requires customer advance payments in certain circumstances. The Company generally does not require collateral.

p.	Trade receivables

Trade receivables are recorded at the invoiced amount and do not bear interest. Trade receivable are periodically assed for allowance for doubtful accounts, which is the Company’s best estimate of the amount of credit losses inherent in its existing accounts receivable. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The allowance of doubtful accounts was not material for the periods presented.

q.	Fair value of Financial Instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  (Cont.)

Company could realize in a current market exchange. The following methods and assumptions were used by the Company in estimating the fair value of their financial instruments:

1.

The carrying values of cash and cash equivalents, short-term and restricted deposits, trade receivables, prepaid expenses and other current assets, trade payables, employees and payroll accruals and accrued expenses and other current liabilities approximate fair values due to the short-term maturities of these instruments.

2.	The Company applies ASC No. 820, “Fair Value Measurements and Disclosures” (“ASC No. 820”), with respect to fair value measurements of all financial assets and liabilities.

3.

In accordance with ASC No. 820, the Company measures its short-term deposits at fair value. Short-term deposits are classified within Level 1. This is because these assets are valued using quoted market prices.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 2 -	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 -	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

r.	Loss per share:

The Company computes basic loss per share in accordance with ASC Topic 260, “Earnings per Share” by dividing the net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is computed by considering the potential dilution that could occur upon the exercise of options granted under stock-based compensation plans using the treasury stock method.

Basic and diluted net loss per share was adjusted to reflect accumulative dividend rights attributed to Innoviz preferred shares.

s.	Deferred Transaction Costs

Deferred transactions costs consist primarily of accounting, legal, and other fees related to the Company’s transaction. Upon consummation of the transaction, the deferred transaction costs will be reclassified to shareholders’ deficit and recorded against the proceeds from the transaction. The Company capitalized $374 of deferred offering costs within other assets, noncurrent in the consolidated balance sheets as of December 31, 2020. No transaction costs were capitalized as of December 31, 2019.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  (Cont.)

t.	Other Comprehensive Income (Loss)

The Company has no components of comprehensive loss other than net loss. Thus, comprehensive loss is the same as net loss for the period presented.

u.	Recently adopted accounting pronouncements:

1.

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 - Revenue from contracts with customers, to achieve a consistent application of revenue recognition, resulting in a single revenue model to be applied by reporting companies under GAAP. Under the new model, recognition of revenue occurs when a customer obtains control of the promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the standard requires that reporting companies disclose the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The standard is effective for public entities for fiscal years beginning after December 15, 2017, and for nonpublic entities, as amended by ASU 2020-05, fiscal years beginning after December 15, 2019. The standard is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it being recognized at the date of initial application. The Company adopted ASC 606, effective as of January 1, 2018, using the modified retrospective transition method.. The adoption did not have a material impact on the consolidated financial statements and there was no cumulative adjustment to the Company’s retained earnings.

2.

In November 2019, the FASB issued ASU No. 2019-08, “Compensation - Stock Compensation (Topic 718) and Revenue from Contract with Customers (Topic 606): Codification Improvements Share-Based Consideration Payable to a Customer.” These amendments expand the scope of Topic 718, Compensation - Stock Compensation to include share-based payments issued to customers in conjunction with selling goods or services. Consequently, the accounting for share-based payments to customers will be measured and classified according to Topic 718. The Company adopted this update as of January 1, 2020. The adoption did not have a material impact on the consolidated financial statements.

v.	Recently issued accounting pronouncements not yet adopted:

As an “emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflects this election.

1.

In February 2016, the FASB issued ASU 2016-02 - Leases, requiring the recognition of lease assets and liabilities on the balance sheet. The standard: (a) clarifies the definition of a lease; (b) requires a dual approach to lease classification similar to current lease classifications; and (c) causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset for leases with a lease-term of more than

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  (Cont.)

12 months. The standard is effective for public entities for fiscal years beginning after December 15, 2018, and for the Company for fiscal years beginning after December 15, 2020. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective date of ASU 2016-02 for non-public entities to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The guidance will be effective for the Company beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

2.

In June 2016, the FASB issued ASU No. 2016-13 (Topic 326), Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for the Company beginning January 1, 2023. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

3.

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. Among other changes, ASU 2020-06 removes from GAAP the liability and equity separation model for convertible instruments with a cash conversion feature and a beneficial conversion feature, and as a result, after adoption, entities will no longer separately present in equity an embedded conversion feature for such debt. Similarly, the embedded conversion feature will no longer be amortized into income as interest expense over the life of the instrument. Instead, entities will account for a convertible debt instrument wholly as debt unless (1) a convertible instrument contains features that require bifurcation as a derivative under ASC Topic 815, Derivatives and Hedging, or (2) a convertible debt instrument was issued at a substantial premium. Additionally, the amendments in this update remove certain conditions that should be considered in the derivatives scope exception evaluation under Subtopic 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity. ASU 2020-06 is effective for the Company for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted for fiscal years beginning after December 15, 2020 and can be adopted on either a fully retrospective or modified retrospective basis. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  (Cont.)

a.	Inventories are comprised of the following:

	December 31,
	2020	2019
Raw materials	$1,657	$919
Finished goods including machinery	507	422

	$2,164	$1,341

b.	During the years ended December 31, 2020, the Company recorded inventory write-offs as a result of product end of life in the amount of $ 2,088.

NOTE 4:- PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2020	2019
Government authorities	$1,618	$946
Prepaid expenses	461	426
Short-term deposits	118	337
Other	1,090	209

	$3,287	$1,918

NOTE 5:- PROPERTY AND EQUIPMENT, NET

a.	Property and equipment, net consist of the following:

	December 31,
	2020	2019
Cost:
Computers and software	$3,680	$2,527
Office furniture and equipment	557	511
Electronic equipment	8,931	6,467
Leasehold improvements	4,594	4,324

	17,762	13,829

Accumulated depreciation	4,517	2,490

	$13,245	$11,339

b.	Depreciation expenses for the years ended December 31, 2020, 2019 and 2018, amounted to $2,661, $1,674 and $660, respectively.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:- ADVANCES FROM CUSTOMERS AND DEFERRED REVENUES

Advances from customers and deferred revenues consist of the following:

	December 31,
	2020	2019
Current liabilities:
Deferred revenues	$996	$291
Advances from customers	665	172

	1,661	463

Long-term liabilities:
Deferred revenues	3,473	3,473

	$5,134	$3,936

NOTE 7:- ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2020	2019
Current maturities of loan	$275	$246
Warranty provision	27	61
Accrued expenses	2,536	3,367
Other	16	—

	$2,854	$3,674

NOTE 8:- COMMITMENTS AND CONTINGENCIES

a.	Operating lease commitments:

The Company leases facility for its office, which includes exit points on November 2021 and 20204. The lease agreement will expire on November 30, 2028. The minimum future lease payments under the operating leases agreement subsequent to December 31, 2020, are as follows:

Total
Year ended December 31,	Unaudited
2021	$1,031
2022	994
2023	985
2024	992
2025 and thereafter	3,890

$7,892

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:- COMMITMENTS AND CONTINGENCIES  (Cont.)

Total rent expenses for the years ended December 31, 2020, 2019 and 2018, were approximately $956, $777 and $580, respectively.

As part of the lease agreement, the Company received a loan from the owner of the Company office in Israel in the amount of NIS 9,700 thousand (approximately $2,700) to be used for constructing lease hold improvements. The loan bears an annual interest of 3.58% and is to be repaid in 120 fixed monthly installments of NIS 98,500 (approximately $28).

Financial expenses with respect to loan for the years ended December 31, 2020, 2019 and 2018, amounted to $89, $94 and $29, respectively.

b.	Legal proceedings:

The Company is currently not part, as plaintiff or defendant, to any legal proceedings that, individually or in the aggregate, are expected by the Company to have a material effect on the Company’s business, financial position, results of operations or cash flows. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. These accruals are reviewed at least yearly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a matter.

NOTE 9:- CONVERTIBLE PREFERRED SHARES

a.	Convertible Shares at December 31, 2020 and 2019, are comprised of the following:

	December 31,
	Authorized		Issued and outstanding		Carrying Value	Liquidation preference
	2020	2019	2020	2019	2020
	Number of shares
Preferred A Shares of no- par value (1)	20,418,209	20,418,209	20,418,209	20,418,209	$9,000	$11,682

Preferred B Shares of no- par value (1)	15,906,053	15,906,053	15,906,053	15,906,053	$66,348	$89,659

Preferred B-1 Shares of no- par value (1)	3,032,940	3,032,940	3,032,940	3,032,940	$12,500	$13,693

Preferred C Shares of no- par value (1))	28,973,439	28,973,439	28,216,005	28,216,005	$161,233	$186,954

Preferred C-1 Shares of no- par value (1)	15,191,550	—	2,699,114	—	$23,734	$26,218

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:- CONVERTIBLE PREFERRED SHARES  (Cont.)

(1)

Preferred shares A, B, B-1, C, and C-1 (collectively “Preferred Shares”) confer upon their holders the same rights conferred by the Ordinary Shares (for further information see Note 10a) in addition to the following rights:

Conversion rights - the holders of the Preferred Shares are entitled, at their option, to convert the Preferred Shares into Ordinary Shares by dividing the original issue price for such series of Preferred Share by the conversion price for such series of Preferred Share that is in effect at the time of conversion. The initial conversion price shall be the respective original issue price for such series of Preferred Share. The original issue price was $0.4408, $4.6366, $3.7093, $5.9842 and $9.573 per share for the Preferred A, B, B-1, C and C-1 Shares, respectively. The applicable conversion price shall be subject to adjustment upon share splits or combinations, recapitalizations, or upon the issuance of any new securities at a price per share lower than the applicable conversion price of the Preferred Shares, as applicable, in effect immediately prior to such issuance. The Preferred Shares shall be automatically converted into Ordinary Shares, at the then effective conversion price, upon the closing of the sale of the Company’s Ordinary Shares to the public in a firm commitment underwritten public offering, provided that the price per share in such offering reflects at least 200% of Series C-1 Preferred Shares and that such offering results in at least $100,000 of gross proceeds to the Company.

Dividend - the holders of the Preferred Shares are entitled to a dividend only when and if declared by the Company’s board of directors. The Company may not declare, pay or set aside any dividends on any other class or series of capital share unless the Company’s outstanding Preferred Shares first receive, or simultaneously receive, a dividend on each outstanding Preferred Share. All dividends declared by the Company and are legally available for distribution among the shareholders, shall be distributed in the following order of preference:

a)

First, the holders of the Preferred C and C-1 Shares (collectively “Preferred C Shares”) shall be entitled to receive, prior to any distribution to any other shareholder, on a proportional basis an amount equal to the original issue price for such series of Preferred Share, plus interest at a rate of 6% of the Preferred Shares original issue price, per annum, plus (if applicable), an amount equal to any dividends declared but unpaid thereon.

b)

Second, the holders of the Preferred B and B-1 Shares (collectively “Preferred B Shares”) shall be entitled to receive, in preference to each inferior class, on a proportional basis an amount calculated in the same manner as described above with respect to the Preferred C Shares.

c)

Third, the holders of the Preferred A Shares shall be entitled to receive, in preference to each inferior class, an amount calculated in the same manner as described above with respect to the Preferred C Shares.

d)

Following the full payment of the entire preferred preference to the holders of Preferred Shares, the holders of the Ordinary Shares will be entitled to receive the remaining distribution proceeds (if any), pro rata based on the number of Ordinary Shares held by each such holder.

No dividends have been declared to date as of December 31, 2020.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:- CONVERTIBLE PREFERRED SHARES  (Cont.)

Liquidation preference - in the event of “Distribution Event”, as defined in the Company’s Articles of Association (the “AOA”), which includes liquidation (including Deemed Liquidation, events such as change in control, license of substantially all of the company’s intellectual property, etc.), dissolution or winding up of the Company, all assets or proceeds of the Company legally available for distributing among the shareholders, shall be distributed among the shareholders in the same order and will be calculated in the same manner as described above with respect to dividend distribution.

Redemption - according to the AOA, certain holders of the Preferred C and Preferred C-1 Shares are entitled to redemption rights in the event that the Company fails to hold a board meeting within a calendar year or does not complete an IPO or liquidation event within the 6-year anniversary of February 2019. The AOA do not provide redemption rights to the holders of Preferred A, B and B-1 Shares.

b.

On February 24, 2019, the Company closed its initial Series C Preferred Share financing round. Pursuant to the Series C Preferred Share purchase agreement, the Company issued 17,186,944 series Preferred C Shares at a price of $5.9842 per share, for total consideration of $102,850, net of issuance costs in the amount of $4,730.

Following the initial closing of its Series C financing round, the Company entered into multiple deferred closings until June 1, 2019, pursuant to which the Company issued 11,029,055 Preferred C Shares at a price of $5.9842 per share, for a total consideration of $66,000, net of issuance costs in the amount of $2,887.

c.

On October 1, 2020, the Company signed an agreement (the “Agreement”) with new and existing investors, according to which the Company issued 943,148 series C-1 Preferred Shares at a price per share of $9.573 (the “Original PPS”), for a total consideration of $8,934 net of issuance costs in the amount of $95.

The transaction documents also confer upon certain of Preferred C-1 shareholders the following rights:

1.

In the event that: (i) definitive agreement in connection with transaction between the Company and a SPAC, shall not be signed prior to December 31, 2020, or (ii) the closing of the transactions contemplated under such aforementioned definitive agreements shall not have taken place prior to April 30, 2021, the Company will issue additional Preferred C-1 Share for no additional consideration, such that after the issuance of the additional Preferred C-1 Shares, the aggregate number of Preferred C-1 Shares held by the investor shall be equal to the aggregate investment made by the investor divided by price per share of $ 6.583.

2.

In the event the closing of the transactions contemplated under such aforementioned definitive agreements shall have taken place prior to April 30, 2021, with pre-money valuation of the Company lower than $1,300,000 thousands, the Company will issue additional Preferred C-1 Share for no additional consideration, such that after the issuance of the additional Preferred C-1 Shares, the aggregate number of Preferred C-1 Shares held by the investor shall be equal to the aggregate investment made by the investor divided 70% of the Original PPS.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:- CONVERTIBLE PREFERRED SHARES  (Cont.)

On December 10, 2020, the Company issued to Magna 1,755,966 Preferred C-1 Shares, for no cash consideration (For further information see Note 2h and Note 16).

d.	Classification:

Since a deemed liquidation event is not solely within the control of the Company, the Preferred Shares were classified outside of permanent equity as temporary equity pursuant to ASC 480-10-S99.

As of December 31, 2020, and 2019, the Company did not adjust the carrying values of the Preferred Shares to the deemed liquidation values of such shares since a liquidation event was not probable.

NOTE 10:- SHAREHOLDERS’ EQUITY

a.	Composition of share capital:

	December 31,
	2020		2019
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of Shares		Number of Shares
Ordinary Shares of no-par value (1)	179,872,754	16,948,226	107,265,966	15,855,287

(1)

Ordinary Shares confer upon the holders the right to vote in annual and special meetings of the Company, and to participate in the distribution of the surplus assets of the Company upon liquidation of the Company, after the distribution of the Company’s Preferred Shares liquidation preference (for further information see Note 9).

b.	On January 18, 2016, upon inception, the Company issued to certain shareholders 17,559,663 Ordinary Shares of no-par value, for no consideration.

c.	On February 17, 2021, the Company effected a one-for-1.138974 reverse share split of ordinary shares and preferred shares (for further information see Note 16a).

NOTE 11:- SHARE-BASED COMPENSATION

a.	Share option plans:

In 2016, the Company’s board of directors adopted the 2016 Share Incentive Plan (“the Plan”). According to the Plan, share awards or options to purchase shares may be granted to employees, directors, consultants and other service providers of the Company or any affiliate of the Company.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- SHARE-BASED COMPENSATION  (Cont.)

Under the Plan, as of December 31, 2020, and 2019, a total of 12,513,999 ordinary shares were authorized for issuance, of which 2,066,574 and 3,795,989 ordinary shares were then available for future awards, respectively. Each option granted under the Plan expires no later than ten years from the date of grant. The options vest primarily over four years of employment.

b.	Options granted to employees:

The fair value of the Company’s share options granted to employees for the years ended December 31, 2020, 2019 and 2018, was estimated using the following weighted average assumptions:

	Year ended December 31,
	2020	2019	2018
Expected term, in years	6.25	6.25	6.25
Expected volatility	65%	65% - 70%	70% - 75%
Risk-Free interest rate	0.46% - 1.74%	1.77% - 2.65%	2.68% - 3.13%
Expected dividend yield	0%	0%	0%

A summary of employee option balances under the 2016 Plan as of December 31, 2020, and changes during the year then ended are as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding at January 1, 2020	7,834,282	$0.48	8.26	$18,153
Granted	2,581,589	$1.14
Exercised	(1,092,938)	$0.26		$6,734
Forfeited	(833,425)	$0.68
Expired	(18,750)	$0.79

Outstanding at December 31, 2020	8,470,758	$0.68	7.92	$48,594

Exercisable at December 31, 2020	4,161,444	$0.44	7.07	$24,873

Exercise price - in determining the exercise prices for share options granted, the board of directors considered the fair value of ordinary shares as of each grant date. The fair value of ordinary shares underlying the share options was determined by the board of directors at each award grant date based upon a variety of factors, including the results obtained from independent third-party valuations, the Company’s financial position and historical financial performance, the status of technological developments within the Company’s products, the composition and ability of the current management team, an evaluation or benchmark of the Company’s competition, the current business climate in the marketplace, the illiquid nature of the ordinary shares, arm’s length sales of the Company’s capital share, the effect of the rights and preferences of the Preferred Shares, and the prospects of a liquidity event, among others.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- SHARE-BASED COMPENSATION  (Cont.)

Expected volatility - as the Company is privately owned, there is not sufficient historical volatility for the expected term of the share options. Therefore, the Company uses an average historical share price volatility based on an analysis of reported data for a peer group of comparable publicly traded companies which were selected based upon industry similarities.

Expected term (years) - represents the period that the Company’s option granted are expected to be outstanding. There is not sufficient historical share exercise data to calculate the expected term of the share options. Therefore, the Company elected to utilize the simplified method to value option grants. Under this approach, the weighted-average expected life is presumed to be the average of the shortest vesting term and the contractual term of the option.

Risk-free interest rate - the Company determined the risk-free interest rate by using a weighted-average equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the date of grant.

Expected dividend yield - The Company does not anticipate paying any dividends in the foreseeable future. Thus, the Company used 0% as its expected dividend yield.

The share-based compensation expense recognized in the Company’s consolidated statements of operations are as follow:

	Year ended December 31,
	2020	2019	2018
Research and development	$2,649	$1,695	$1002
Sales and marketing	338	374	285
General and administrative	209	102	90

	$3,196	$2,171	$1,377

The Company recognizes forfeitures as they occur. As of December 31, 2020, 2019 and 2018, unrecognized compensation cost related to share options was $9,220, $5,660 and $5,110, respectively, which was expected to be recognized over a weighted average period of 2.92 years, 2.79 years and 3.05 years, respectively. The weighted-average grant date fair value of options granted during the years ended December 31, 2020 and 2019, was $3.01 and $1.58, respectively.

NOTE 12:- TAXES ON INCOME

a.	Corporate tax rates in Israel:

The corporate tax rate in Israel in 2018 and thereafter is 23%.

b.	Income taxes on US subsidiary:

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the “U.S. Tax Reform”); a comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes, most of which are effective for tax years beginning after December 31, 2017, include several key tax provisions that might impact the Company, including, among others: (i) a permanent reduction to the statutory federal corporate income tax rate from 35% (top rate) to 21% (flat rate) effective for tax years beginning after December 31,

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- TAXES ON INCOME  (Cont.)

2017; (ii) a new tax deduction in the amount of 37.5% of “foreign derived intangible income” that effectively reduces the federal corporate tax on certain qualified foreign derived sales/licenses/leases and service income in excess of a base amount to 13.125% (as compared to the regular corporate income tax rate of 21%); (iii) stricter limitations on the tax deductibility of business interest expense; (iv) a participation exemption for certain repatriations of earnings to the United States (along with certain rules designed to prevent erosion of the U.S. income tax base); (v) a one-time deemed repatriation tax on accumulated offshore earnings held in cash and illiquid assets, with the latter taxed at a lower rate; and (vi) an expansion of the U.S. controlled foreign corporation (“CFC”) anti-deferral starting with the CFC’s first tax year beginning in 2018 intended to tax in the U.S. “global intangible low-taxed income” (“GILTI”).

c.	Carryforward tax losses and credits:

As of December 31, 2020, the Company had operating loss carry forwards for Israeli income tax purposes of approximately $161,000 which may be offset indefinitely against future taxable income.

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The principal components of the Company’s deferred tax assets are as follows:

	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforward	$37,636	$20,453
Research and development costs carryforward	15,997	13,835
Accrued Expenses	446	198
Share-based compensation	23	23
Other	27	11

Gross deferred tax assets	54,129	34,520

Valuation allowance	(54,117)	(34,520)

Deferred tax liabilities:
Property and equipment	(12)	(11)

Net deferred tax	$—	$—

Based on the available evidence, management believes that it is more likely than not that certain of its deferred tax assets relating to net operating loss carryforwards and other temporary differences in Israel will not be realized and accordingly, a valuation allowance has been provided.

As of December 31, 2020, and 2019, the Company has not provided a deferred tax liability in respect of cumulative undistributed earnings relating to the Company’s foreign subsidiaries, as the Company intends to keep these earnings permanently invested.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- TAXES ON INCOME  (Cont.)

e.	Loss before taxes on income is comprised as follows:

	Year ended December 31,
	2020	2019	2018
Domestic	$(81,462)	$(67,316)	$(56,376)
Foreign	134	15	76

Loss before taxes on income	$(81,328)	$(67,301)	$(56,300)

f.	Income taxes are comprised as follows:

	Year ended December 31,
	2020	2019	2018
Current	$183	$10	$32

Domestic	128	—	15
Foreign	55	10	17

	$183	$10	$32

g.	The reconciliation of the tax benefit at the Israeli statutory tax rate to the Company’s income taxes is as follows:

	Year ended December 31,
	2020	2019	2018
Israel tax provision at statutory rate	23.00%	23.00%	23.00%
Non-deductible share-based compensation	(0.61%)	(0.63%)	(0.60%)
Effect of other permanent differences	(3.92%)	(0.06%)	(0.08%)
Change in valuation allowance	(18.95%)	(22.32%)	(21.94%)
Other adjustments	0.25%	—	0.44%

Effective tax rate	(0.23%)	(0.01%)	(0.06%)

h.	Tax assessments:

The Company is currently in the process of income tax audits in Israel, for the tax years 2016 through 2018. The Company’s tax assessments through 2015 are considered final.

As of December 31, 2020, the tax returns of the Company and its main subsidiaries are still subject to audits by the tax authorities for the tax years 2016 through 2020.

i.	Uncertain tax positions:

The Company has reviewed the tax positions taken, or to be taken, in its tax returns for all tax years currently open to examination by a taxing authority. As of December 31, 2020, and 2019, the Company has not recorded any uncertain tax position liability.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of the net loss per share for the period presented:

	Year ended December 31,
	2020	2019	2018
Numerator:
Net loss	$(81,511)	$(67,301)	$(56,400)
Preferred share accrued cumulative dividend rights	(17,473)	(13,664)	(5,795)

Total loss attributable to ordinary shares	$(98,984)	$(80,965)	$(62,195)

Denominator:
	16,514,910	15,524,845	15,039,814

The following potentially dilutive ordinary share equivalents have been excluded from the calculation of diluted net loss per share for the period presented due to their anti-dilutive effect:

a.

20,418,209 Preferred A Shares, 15,906,053 Preferred B Shares, 3,032,940 Preferred B-1 Shares, 28,216,005 Preferred C Shares, 2,699,114 Preferred C-1 Shares and 8,470,758 options outstanding to purchase Ordinary Shares as of December 31, 2020.

b.

20,418,209 Preferred A Shares, 15,906,053 Preferred B Shares, 3,032,940 Preferred B-1 Shares, 28,216,005 Preferred C Shares and 7,834,282 options outstanding to purchase Ordinary Shares as of December 31, 2019.

c.	20,418,209 Preferred A Shares, 15,906,053 Preferred B Shares, 3,032,940 Preferred B-1 Shares and 6,998,647 options outstanding to purchase Ordinary Shares as of December 31, 2018.

NOTE 14:- GEOGRAPHIC AND CUSTOMER INFORMATION

a.	Geographic information:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location where the customers accept delivery of the products and services:

	Year ended December 31,
	2020	2019	2018
Europe, Middle East and Africa (*)	$3,803	$1,105	$51
Asia Pacific	1,078	182	11
North America (**)	(14,245)	288	—

	$(9,364)	$1,575	$62

(*)	Includes revenue from Germany in the amount of $3,635, $983 and $51 in the years ended December 31, 2020, 2019 and 2018, respectively.

(**)	Include reduction of revenue from United States in the amount of $14,800 during the year ended December 31, 2020.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- GEOGRAPHIC AND CUSTOMER INFORMATION  (Cont.)

b.	The Company’s long-lived assets (property and equipment, net) are located as follows:

	Year ended December 31,
	2020	2019
Israel	$13,053	$11,216
United States	74	114
Germany	34	5
Belarus	84	4

	$13,245	$11,339

c.	Customers accounted for over 10% of revenue:

As of December 31, 2020, the Company had three customers that accounted for 51%, 22% and 10% of revenues (exclude of reduction of revenues of issuance of Preferred C-1 Shares).

As of December 31, 2019, the company had one customer that accounted for 64% of revenues.

As of December 31, 2018, the company had two customers that accounted for 18% and 82%, respectively, of revenues.

NOTE 15:- RELATED PARTY BALANCES AND TRANSACTIONS

a.	Balances with the related parties:

	December 31,
	2020	2019
Trade Receivable	$1,146	$1,043

Long term deferred revenues	$3,500	$3,500

b.	Transactions with the related parties:

	Year ended December 31,
	2020	2019	2018
Revenues (net revenues)	$(12,014)	$1,002	$51

During the years ended December 31, 2018, 2019 and 2020 the Company earned $51, $1,002 and $(12,014) respectively, in revenues (net revenues) from the sale of services and goods to a shareholder (also refer to Note 2h).

As of December 31, 2018, December 31, 2019 and December 31, 2020, the Company recorded receivables of $35, $1,043 and $1,146, respectively from the same shareholder mentioned above in connection with the revenues earned, included as Trade Receivable on the accompanying consolidated balance sheets. The receivables were collected in the ordinary course of business.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:- RELATED PARTY BALANCES AND TRANSACTIONS  (Cont.)

As of December 31, 2018, December 31, 2019 and December 31, 2020, the Company recorded deferred revenue of $1.3 million, $3.5 million and $3.5 million, respectively, from the same shareholder mentioned above in connection with the revenues earned, included as Long Term Deferred Revenue on the accompanying consolidated balance sheets.

NOTE 16:- SUBSEQUENT EVENTS

a.

On February 17, 2021, the Innoviz effected a 1-for-1.138974 reverse stock split, to cause the value of the outstanding Company’s Ordinary Shares immediately prior to the closing to equal $10 per share. As a result, all common stock, convertible preferred stocks, options for Ordinary Shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented in these financial statements.

b.

Immediately prior to the closing of the Merger as described below, and in accordance with the Preferred C-1 transaction documents, escribed in Note 9c, the Company issued to certain shareholders of Preferred C-1 Shares 375,107 Preferred C-1 Shares of no-par value, for no additional consideration.

c.	Business Combination

Pursuant to the merger agreement described in Note 1c, on April 5, 2021 (the “Closing Date”), Hatzata Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company was merged with and into Collective Growth, with Collective Growth surviving as a wholly-owned subsidiary of Innoviz (the “Business Combination”).

The merger with a subsidiary is accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with ASC 805 “Business combinations”.

Upon closing of the Business Combination, 20,418,209, 15,906,053, 3,032,940, 28,216,005 and 3,045,792 of the Company’s Preferred A, B, B-1, C and C-1 Shares were automatically converted into 70,618,999 Ordinary Shares of no-par value.

On the Closing Date, the following securities issuances were made by the Company to Collective Growth’s securityholders: (i) each outstanding share of Class B common shares of Collective Growth, after taking into account the forfeiture of 1,875,000 shares by the holders of Class B common shares, was exchanged for one ordinary share of the Company (“Company Ordinary Share”), (ii) each outstanding share of Class A common stock of Collective Growth was exchanged for one Company Ordinary Share, and (iii) each outstanding warrant of Collective Growth, after taking into account the forfeiture of 187,500 warrants by certain holders of warrants of Collective Growth and including an aggregate of 100,000 warrants issued upon the conversion of outstanding convertible notes made by the Sponsor for working capital purposes, was assumed by the Company and became a warrant of the Company (“Company Warrant”).

In addition, on the Closing Date, in connection with the consummation of the Business Combination and after giving effect, to the redemption of an aggregate of 891,046 shares of Collective Growth’s Class A common stock in accordance with the terms of Collective Growth’s amended and restated certificate of incorporation and in accordance with the Put

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:- SUBSEQUENT EVENTS  (Cont.)

Option Agreement between the Company and Antara: (i) each outstanding preferred share of the Company was converted into one Company Ordinary Share, (ii) the Company issued Perception an aggregate of 3,027,747 Company Warrants, and (iii) the Company issued Antara an aggregate of 3,002,674 Company Ordinary Shares and 3,784,753 Company Warrants and (iii) the Company agreed to issue to Company’s Management 2,500,000 Ordinary Shares and 3,500,000 warrants, taking into account, in each case, any applicable withholding taxes. In addition, in the event that the earnout Target is reached during the Earnout Period (both “Target” and “Earnout Period” as defined in the Business Combination Agreement), then: (A) Perception shall also be entitled to receive up to 2,175,000 of additional Company Ordinary Shares, (B) Antara shall also be entitled to receive up to 312,297 of additional Company Ordinary Shares and (C) certain members of the Company’s management shall also be entitled to receive up to 1,250,000 of additional Company Ordinary Shares.

Additionally, on the Closing Date, the Company completed the sale of Ordinary Shares to certain accredited investors (“Investors”), at a price per share of $10, for gross proceeds to the Company of approximately $230,000 thousand, pursuant to a series of subscription agreements (“Subscription Agreements”) entered into by the Company and the Investors concurrently with the execution of the Business Combination Agreement.

Upon closing of the Business Combination, the Company has adopted amended and restated articles of association to align such organizational documents with consistent with those of a publicly held company and has become a publicly traded company.