Form 20-F
period 2021-12-31
Innoviz Technologies Ltd.
filed 2022-03-30
CIK 1835654

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

 (Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Eldar Cegla
Chief Financial Officer
Innoviz Technologies Ltd.
2 Amal Street
Afek Industrial Park
Rosh HaAin 4809202, Israel
+972-74-700-3692
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, no par value per share	INVZ	The Nasdaq Stock Market LLC
Warrants to purchase ordinary shares	INVZW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. As of December 31, 2021, the issuer had 0 ordinary shares outstanding.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐    No ☒

CONTENTS

Page
ABOUT THIS ANNUAL REPORT	1
INDUSTRY AND MARKET DATA	1
TRADEMARKS, TRADE NAMES AND SERVICE MARKS	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	1
PART I	3
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3. KEY INFORMATION	3
A. Selected Financial Data	3
B. Capitalization and Indebtedness	3
C. Reasons for the Offer and Use of Proceeds	3
D. Risk Factors	3
ITEM 4. INFORMATION ON THE COMPANY	27
A. History and Development of the Company	27
B. Business Overview	28
C. Organizational Structure	4
D. Property, Plant and Equipment	41
ITEM 4A. UNRESOLVED STAFF COMMENTS	41
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	41
A. Operating Results	46
B. Liquidity and Capital Resources	49
C. Research and Development, Patents and Licenses, etc.	51
D. Trend Information	51
E. Off-Balance Sheet Arrangements	52
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	54
A. Directors and Senior Management	54
B. Compensation	56
C. Board Practices	58
D. Employees	66
E. Share Ownership	66
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	66
A. Major Shareholders	66
B. Related Party Transactions	68
C. Interests of Experts and Counsel	68
ITEM 8. FINANCIAL INFORMATION	69
A. Consolidated Statements and Other Financial Information	69
B. Significant Changes	69
ITEM 9. THE OFFER AND LISTING	69
A. Offer and Listing Details	69
B. Plan of Distribution	69
C. Markets	69
D. Selling Shareholders	69
E. Dilution	69
F. Expenses of the Issue	69
ITEM 10. ADDITIONAL INFORMATION	70
A. Share Capital	70
B. Memorandum and Articles of Association	70
C. Material Contracts	71
D. Exchange Controls	72
E. Taxation	72
F. Dividends and Paying Agents	81
G. Statement by Experts	81
H. Documents on Display	81
I. Subsidiary Information	82

- ii -

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

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this Annual Report concerning Innoviz’s industry and the regions in which it operates, including Innoviz’s general expectations and market position, market opportunity, market share and other management estimates, is based on information obtained from various independent publicly available sources and other industry publications, surveys and forecasts. Innoviz has not independently verified the accuracy or completeness of any third-party information. Similarly, internal surveys, industry forecasts and market research, which Innoviz believes to be reliable based upon its management’s knowledge of the industry, have not been independently verified.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report may constitute “forward-looking statements” for purposes of the federal securities laws. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. Statements regarding our future results of operations and financial position, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, are forward-looking statements.

Our forward-looking statements are mainly based on our current expectations and estimates of future events and trends which affect or may affect our business, operations and industry. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties, including without limitation those described under the sections in this Annual Report entitled Item 3.D. “Key Information—Risk Factors” and Item 5. “Operating and Financial Review and Prospects” and elsewhere in this Annual Report.

Forward-looking statements may be influenced by factors including:

•	we have a limited operating history with a history of losses and we expect losses in future periods may be significant;

•	our limited operating history and evolving business model makes evaluating our business and future prospects difficult and may increase the risk of your investment;

•
we are creating innovative technologies by designing and developing unique components and the high price of or low yield in these components may affect our ability to sell at competitive prices, or may lead to losses;

•	there are significant risks to providing our products as a direct supplier to customers;

•
we expect to invest substantially in research and development for the purpose of developing and commercializing new products, and these investments could significantly reduce our profitability or increase our losses and may not generate revenue for our company;

•
we may experience significant delays in the design, production and launch of our LiDAR products for autonomous driving systems, which could harm our business, prospects, financial condition and operating results;

•	we are substantially dependent on our design win with BMW and our relationship with Magna, and our business could be materially and adversely affected if the BMW L3 Program would be terminated;

•	the period from a design win to implementation is long and we are subject to the risks of not achieving design wins, cancellations or postponements of contracts or unsuccessful implementation;

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

•
we continue to implement strategic initiatives designed to grow our business as these initiatives may prove more costly than we currently anticipate and we may not succeed in increasing our revenues by an amount sufficient to offset the costs of these initiatives and to achieve and maintain profitability;

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

•	the other matters described in the section entitled Item 3.D. “Key Information—Risk Factors” beginning on page 5.

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

•
We are creating innovative technologies by designing and developing unique components. The high price of or low yield in these components may affect our ability to sell at competitive prices, or may lead to losses.

•	There are significant risks to providing our products as a direct supplier to customers.

•
We expect to invest substantially in research and development for the purpose of developing and commercializing new products. These investments could significantly reduce our profitability or increase our losses and may not generate revenue for us.

•
We may experience significant delays in the design, production and launch of our LiDAR products for autonomous driving systems, which could harm our business, prospects, financial condition and operating results.

•	We are substantially dependent on our design win with BMW and our relationship with Magna, and our business could be materially and adversely affected if the BMW L3 Program would be terminated.

•	The period of time from a design win to implementation is long and we are subject to the risks of not achieving design wins, cancellations or postponements of contracts or unsuccessful implementation.

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

•
We continue to implement strategic initiatives designed to grow our business as these initiatives may prove more costly than we currently anticipate, and we may not succeed in increasing our revenues by an amount sufficient to offset the costs of these initiatives and to achieve and maintain profitability;

•
The markets in which we compete are characterized by rapid technological change, which require us to continue to develop new products and product innovations, and could adversely affect market adoption of our products;

•	Certain of our strategic, development and supply arrangements could be terminated or may not materialize into long-term contract partnership arrangements.

•	We may experience difficulties in managing our growth and expanding our operations.

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

•
Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in the price of our ordinary shares and warrants.

•	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

•
As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements of Nasdaq.

•	The tax benefits that are available to us require that we continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

•	The rights and responsibilities of our shareholders are governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

The other matters described in the section titled “Risk Factors” beginning on page 5.

Risks Related to Our Business

Our limited operating history and evolving business model makes evaluating our business and future prospects difficult and may increase the risk of your investment.

Our company has been focused on developing LiDAR products for autonomous driving systems since our inception in 2016. This relatively limited operating history makes it difficult to evaluate our future prospects and the risks and challenges we may encounter. Further, because we have limited historical financial data and we operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. In addition our business model may evolve, which could render our historical operating history and financial data less useful in assessing our prospects. For example, rather than our traditional model of selling LiDAR systems directly to customers, we are currently selling a chipset containing components to Magna, which then assembles the LiDAR system for one of our customers.

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

We are creating innovative technologies by designing and developing unique components. The high price of or low yield in these components may affect our ability to sell at competitive prices, or may lead to losses.

Part of our technological approach to providing cost-efficient LiDAR-based autonomous driving solutions featuring superior performance involves using a multi-disciplinary approach to design some of our components. Many of these components are complex and contain multiple sophisticated elements. Volume production of these elements may require extreme precision and present challenges to their manufacturers. This can lead to increased costs of production of the components which the manufacturers may pass on to us or a production run may yield fewer usable components than desired or anticipated. Any such increased components cost or suboptimal yield in the production of our components may significantly increase our production costs and thereby decrease our margins and potentially cause us losses.

There are significant risks to providing our products as a direct supplier to customers.

We recently started leveraging our in-house knowledge developed via our engagement and development history to approach customers directly. This new approach means entering into direct agreement with customers and not having a Tier-1 “middleman” to take on some of the risks involved in such long-term engagements. Additional risks include the responsibilities associated interacting directly with customers on complex tasks such as full design validation, direct customer support and car integration. In addition, we may take on additional liability and indemnification responsibilities that we did face previously when using a Tier-1 “middleman.”

We expect to invest substantially in research and development for the purpose of developing and commercializing new products. These investments could significantly reduce our profitability or increase our losses and may not generate revenue for our company.

Our future growth depends on maintaining our technological leadership in order to introduce new products that penetrate new markets and achieve market acceptance. We therefore plan to incur substantial research and development costs as part of our efforts to design, develop, manufacture, and commercialize new products and enhance existing products. Our research and development expenses were approximately $93.3 million, $57.0 million and $59.4 million during the years ended December 31, 2021, 2020 and 2019, respectively, and are likely to grow in the future. Future research and development expenses will adversely affect the future results of our operations. In addition, our research and development program may not produce successful results, and even if it does successfully produce new products, those products may not achieve market acceptance, create additional revenue or become profitable.

We may experience significant delays in the design, production and launch of our LiDAR products for autonomous driving systems, which could harm our business, prospects, financial condition and operating results.

Our recently announced products, InnovizTwo and Innoviz360, are still in the development phase. Any delay in the design, production and launch of InnovizTwo or Innoviz360, or of any other future products, could materially damage our brand, business, prospects, financial condition and operating results. There are often delays in the design, production and commercial release of new products. To the extent we delay the launch of InnovizTwo or Innoviz360, or any future product, our growth prospects could be adversely affected as we may fail to increase our market share.

We are substantially dependent on our design win with BMW and our relationship with Magna, and our business could be materially and adversely affected if the BMW L3 Program is terminated.

Our business is substantially dependent on our design win with BMW. We are the supplier of LiDAR to the BMW Level 3 program (“BMW L3 Program”), through our Tier-1 partner, Magna Electronics Inc. (“Magna”). For the years ended December 31, 2021, December 31, 2020 and December 31, 2019, sales to Magna accounted for approximately $4.5 million, $2.8 million (excluding negative revenues due to the issuance of shares of Series C-1 Convertible Redeemable Preferred Stock of no-par value (“Preferred C-1 Shares”) to Magna in the amount of $14.8 million) and $1.0 million, respectively, representing 82%, 52%, and 64%  of our total revenues, during each respective period. There can be no assurance that we will be able to maintain our relationship with BMW or Magna and secure orders from Magna for BMW’s program. If BMW terminates or significantly alters or delays our BMW L3 Program and/or alters its relationship with us in a manner that is adverse to our company, our business would be materially adversely affected. Similarly, if we are unable to maintain our relationship with Magna, or if our arrangement with Magna is modified so that the economic terms become less favorable to us, then our business would be materially adversely affected.

The period from a design win to implementation is long and we are subject to the risks of not achieving design wins, cancellations or postponements of contracts or unsuccessful implementation.

Prospective customers, including those in the automotive industry, generally must make significant commitments of resources to test and validate our products and confirm that they can integrate with other technologies before including them in any particular system, product or model. The development cycles of our products with new customers varies widely depending on the application, market, customer and the complexity of the product. In the automotive market, for example, this development cycle can be five to seven years. As a result of these lengthy development cycles, we spend significant time and resources to have our products selected by automotive OEMs and their suppliers for use in a particular vehicle model, which is known as a design win. If we do not achieve a design win with respect to a particular vehicle model, we may not have an opportunity to supply our products to the automotive OEM for that vehicle model for a period of many years. If our products are not selected by an automotive OEM or its suppliers for one vehicle model or if our products are not successful in that vehicle model, it is unlikely that our products will be deployed in other vehicle models of that automotive OEM. Further, we are subject to the risk that customers might cancel or postpone implementation of our technology, as well as the risk that we will not be able to integrate our hardware and software technologies successfully into a larger system with other sensing modalities. If we fail to win a significant number of vehicle model programs from one or more of automotive OEMs or their suppliers, or our customers cancel or postpone implementation, our business, results of operations and financial condition may be materially and adversely affected.

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

While our LiDAR-based solutions can be applied to different use cases across end markets, we have been and expect to continue to be significantly focused on automotive applications. Despite the fact that the automotive industry has engaged in considerable effort to research and test LiDAR products for advanced driver assistance systems (“ADAS”) and autonomous driving applications, there is no guarantee that the automotive industry will introduce LiDAR products in commercially available vehicles in the near future, if at all. LiDAR products are still relatively new in the market and it is possible that other sensor technologies and devices, based on new or existing technology or a combination of technologies, will achieve acceptance or leadership in the ADAS and autonomous driving industries. Even if LiDAR products are used in initial generations of autonomous driving or ADAS technology, we cannot guarantee that LiDAR products will be designed into or included in subsequent generations of such commercialized technology. In addition, we expect that initial generations of autonomous vehicles will be focused on limited applications, such as robotaxis, and that mass market adoption of autonomous technology in consumer vehicles may lag behind these initial applications significantly. The speed of market growth for ADAS or autonomous vehicles is difficult if not impossible to predict, and it is more difficult to predict this market’s future growth in light of the economic consequences of the COVID-19 pandemic. In addition, to the extent that the market for autonomous vehicles develops successfully, we expect that there will be increasing competition from providers of sensing technology based on LiDAR and other modalities. If commercialization of LiDAR products is not successful, or not as successful as we or the market expect, or if other sensing modalities is preferred over our LiDAR product by developers of autonomous driving systems or ADAS, automotive OEMs, regulators and safety organizations or other market participants by the time autonomous vehicle technology achieves mass market adoption, our business, results of operations and financial condition will be materially and adversely affected.

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

We continue to implement strategic initiatives designed to grow our business. These initiatives may prove more costly than we currently anticipate, and we may not succeed in increasing our revenues by an amount sufficient to offset the costs of these initiatives and to achieve and maintain profitability.

We continue to make investments and implement initiatives designed to grow our business, including:

•	investing in research and development;

•	expanding our sales and marketing efforts to attract new customers across industries and geographies;

•	investing in new applications and markets for our products;

•	further enhancing our manufacturing processes and partnerships; and

•	investing in legal, accounting and other administrative functions necessary to support our operations as a public company.

These initiatives may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue, if at all, in an amount sufficient to offset these higher expenses and to achieve and maintain profitability. The market opportunities we are pursuing are at an early stage of development, and it may be many years before the end markets we expect to serve generate significant demand for our products, if at all.

In addition, our revenue may be adversely affected for a number of reasons, including the development and/or market acceptance of new technology that competes with our LiDAR products, changes by OEMs or other market participants to their autonomous vehicle technology, failure of our customers to commercialize autonomous systems that include our LiDAR solutions, our inability to effectively manage our inventory or manufacture products at scale, our failure to enter new markets or to attract new customers or expand orders from existing customers or due to increasing competition. Furthermore, it is difficult to predict the size and growth rate of our target markets, customer demand for our products, commercialization timelines, developments in autonomous sensing and related technology,  the success of existing competitive products and services, or the entry of new competitive companies and products. Accordingly, we do not expect to achieve profitability over the near term. If our revenue does not grow over the long term, our ability to achieve and maintain profitability may be adversely affected, and the value of our business may significantly decrease.

The markets in which we compete are characterized by rapid technological change, which requires us to continue to develop new products and product innovations, and could adversely affect market adoption of our products.

While we intend to invest substantial resources in research and development, continuing technological changes in sensing technology, as well as changes in the ADAS and autonomous driving industries, could adversely affect adoption of LiDAR and/or our products. Our future success will depend on our ability to develop and introduce a variety of new capabilities and innovations to our existing product offerings, as well as to introduce a variety of new product offerings to address the changing needs of the markets in which we offer our products. For example, we are currently working on our InnovizTwo product, as well as several other new LiDAR products. We cannot guarantee that our new products will be released in a timely manner, or at all, or achieve market acceptance. Delays in delivering new products that meet customer requirements could damage our relationships with customers and lead them to seek alternative sources of supply.

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

We have arrangements with strategic, development and supply partners and collaborators. Some of these arrangements are evidenced by memorandums of understandings, early-stage agreements that are used for design and development purposes that will require renegotiation at later stages of development or replacement by production or master agreements under separately negotiated statements of work, each of which could be terminated or may not materialize into next-stage contracts or long-term contract partnership arrangements. If these arrangements are terminated or if we are unable to enter into next-stage contracts or long-term operational contracts, our business, prospects, financial condition and operating results may be materially adversely affected.

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

Cost-cutting initiatives adopted by our customers often result in increased downward pressure on pricing. We expect that our agreements with automotive OEMs may require step-downs in pricing over the term of the agreements or, if commercialized, over the periods of production. In addition, our automotive OEM customers often reserve the right to terminate their supply contracts for convenience, which enhances their ability to obtain price reductions. Automotive OEMs possess significant leverage over their suppliers, including us, because the automotive component supply industry is highly competitive, serves a limited number of customers and has a high fixed cost base. Accordingly, we expect to be subject to substantial continuing pressure from automotive OEMs and Tier-1 suppliers to reduce the price of our products. It is possible that pricing pressures beyond our expectations could intensify as automotive OEMs pursue restructuring, consolidation and cost-cutting initiatives. If we are unable to generate sufficient production cost savings in the future to offset price reductions, our gross margin and profitability would be adversely affected.

Adverse conditions in the automotive industry or the global economy more generally could have adverse effects on our results of operations.

Our business is directly affected by and significantly dependent on business cycles and other factors affecting the global automotive industry and global economy in general. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rates and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives, regulatory requirements and political volatility, especially in energy-producing countries and growth markets. In addition, automotive production and sales can be affected by our automotive OEM customers’ ability to continue operating in response to challenging economic conditions and in response to regulatory requirements and other factors. The volume of automotive production in North America, Europe and the rest of the world has fluctuated, sometimes significantly, from year to year, and we expect any such fluctuations to give rise to fluctuations in the demand for our products. Any significant adverse change in any of these factors may result in a reduction in automotive sales and production by our automotive OEM customers and could have a material adverse effect on our business, results of operations and financial condition.

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

Addressing these requirements can be time-consuming and costly. The market for LiDAR technology outside of automotive applications is relatively new, rapidly developing and unproven in many markets or industries. Many of the participants in the markets for LiDAR technology outside of the automotive industry are still in testing and developing their technologies and products and may not succeed in commercialization of products or systems with LiDAR products or at all. We cannot be certain that LiDAR will be sold into these markets, or any market outside of automotive market, at scale. Adoption of LiDAR products, including our products, outside of the automotive industry will depend on numerous factors, including: whether the technological capabilities of LiDAR and LiDAR-based products meet users’ current or anticipated needs, whether the benefits of designing LiDAR into larger sensing systems outweigh the costs, complexity and time needed to deploy such technology or replace or modify existing systems that may have used other modalities such as cameras and/or radar, whether users in other applications can move beyond the testing and development phases and proceed to commercializing systems supported by LiDAR technology and whether LiDAR developers such as us can keep pace with rapid technological change in certain developing markets and the global response to the COVID-19 pandemic and the length of any associated work stoppages. If LiDAR technology does not achieve commercial success outside of the automotive industry, or if the market develops at a pace slower than we expect, our business, results of operation and financial condition may be materially and adversely affected.

As part of growing our business, we may make acquisitions. If we fail to successfully select, execute or integrate our acquisitions, then our business, results of operations and financial condition could be materially adversely affected and the price of our ordinary shares and warrants could decline.

From time to time, we may undertake acquisitions to add new products and technologies, acquire talent, gain new sales channels or enter into new markets or sales territories. Acquisitions involve numerous risks and challenges, including relating to the successful integration of the acquired business and its key personnel, entering into new territories or markets with which we have limited or no prior experience, establishing or maintaining business relationships with new customers, channel partners, vendors and suppliers, as well as unexpected liabilities and potential post-closing disputes.

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

Our products are technologically complex and require high standards to manufacture. We have experienced in the past and will likely also experience in the future defects, errors or bugs at various stages of development and manufacturing. We may be unable to timely release new products, manufacture existing products, correct problems that have arisen or correct such problems to our customers’ satisfaction. Additionally, undetected errors or defects, especially as new products are introduced or as new versions are released, could result in serious injury, including fatalities, to the end users of technology incorporating our products, or those in the surrounding area, our customers never being able to commercialize technology incorporating our products, litigation against us, negative publicity, and other consequences. These risks are particularly prevalent in the highly competitive autonomous driving and ADAS markets. Some errors or defects in our products may only be discovered after they have been tested, commercialized and deployed by customers. In accordance with customary practice in the automotive industry, we provide our customer with a time-limited warranty to our products. If such errors or defects occur within the respective warranty period, we may incur significant additional development costs, repair or replacement costs. Such problems may also result in claims against us by our customers or by third parties and in some cases, may even lead to product recall and the costs associated with such processes. Our reputation or brand may be damaged as a result of these problems and customers may be reluctant to buy our products, which could adversely affect our ability to retain existing customers and attract new customers, and could adversely affect our financial results.

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

The markets for sensing technology applicable to autonomous solutions across numerous industries are highly competitive. Our future success will depend on our ability to maintain our lead by continuing to develop and protect from infringement advanced LiDAR technology in a timely manner and to stay ahead of existing and new competitors. Our competitors are numerous and they compete with us directly by offering LiDAR products and indirectly by attempting to solve some of the same challenges with different technology. We face competition from camera and radar companies, other developers of LiDAR products, Tier-1 suppliers and other technology and automotive supply companies, some of which have significantly greater resources than we do. Some examples of our competitors include Hesai, Ibeo Automotive Systems, Velodyne, Luminar, Valeo SA, Bosch and Continental. In the automotive market, some of our competitors have commercialized non-LiDAR-based ADAS technology which has achieved market adoption, strong brand recognition and may continue to improve these and additional technologies, further enhancing their brand recognition and standing. Other competitors are working towards commercializing autonomous driving technology and either by themselves, or with a publicly announced partner, have substantial financial, marketing, research and development and other resources. Some of our customers in the autonomous vehicle and ADAS markets have announced development efforts or made acquisitions directed at creating their own LiDAR-based or other sensing technologies, which would compete with our solutions. We do not know how close these competitors are to commercializing autonomous driving systems or novel ADAS applications. In markets outside of the automotive industry, our competitors, such as Velodyne or Ouster, seek to develop new sensing applications across industries. Even in these emerging markets, we face substantial competition from numerous competitors seeking to prove the value of their technology. Additionally, increased competition may result in pricing pressure and reduced margins and may impede our ability to increase the sales of our products or may cause us to lose market share, either of which will adversely affect our business, results of operations and financial condition.

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

Our quarterly and annual results of operations have fluctuated in the past and may vary significantly in the future. As such, historical comparisons of our operating results may not be meaningful. In particular, because our sales to date have primarily been to customers making purchases for research and development projects, sales in any given quarter can fluctuate based on the timing and success of our customers’ development projects. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and may not fully reflect the underlying performance of our business. These fluctuations could adversely affect our ability to meet our expectations or those of securities analysts or investors. If we do not meet these expectations for any period, the value of our business and our securities could decline significantly. Factors that may cause these quarterly fluctuations include, without limitation, those listed below:

•	the timing and magnitude of orders and shipments of our products in any quarter;

•	pricing changes we may adopt to drive market adoption or in response to competitive pressure;

•	our ability to attract and retain talent to develop, support, and promote our business across different functions and geographies;

•	our ability to retain our existing customers and attract new customers;

•	our ability to develop, introduce, manufacture and ship in a timely manner products that meet customer requirements;

•	disruptions in our sales channels or termination of our relationship with important channel partners;

•	delays in customers’ purchasing cycles or deferments of customers’ purchases in anticipation of new products or updates from us or our competitors;

•	fluctuations in demand pressures for our products;

•	the mix of products sold in any quarter;

•	the duration of the global COVID-19 pandemic and the time it takes for economic recovery;

•	the timing and rate of broader market adoption of autonomous systems utilizing our solutions across the automotive and other market sectors;

•	market acceptance of LiDAR and further technological advancements by our competitors and other market participants;

•	the ability of our customers to commercialize systems that incorporate our products;

•	any change in the competitive dynamics of our markets, including consolidation of competitors, regulatory developments and new market entrants;

•	our ability to effectively manage our inventory;

•	changes in the source, cost, availability of and regulations pertaining to materials we use;

•	adverse litigation, judgments, settlements or other litigation-related costs, or claims that may give rise to such costs; and

•	general economic, industry and market conditions, including trade disputes.

Changes in tax laws or exposure to additional income tax liabilities could affect our future profitability.

Factors that could materially affect our future effective tax rates include but are not limited to:

•	changes in tax laws or the regulatory environment;

•	changes in accounting and tax standards or practices;

•	changes in the composition of operating income by tax jurisdiction; and

•	our operating results before taxes.

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

Our financial performance can be affected by the mix of products we sell during a given period. If our sales include more of our lower gross margin products , our results of operations and financial condition may be adversely affected. There can be no guarantees that we will be able to successfully alter our product mix. If actual results vary from this projected product mix of sales, our results of operations and financial condition could be adversely affected.

We are dependent on the services of Omer Keialf, our Co-Founder and Chief Executive Officer.

Our success depends to a significant degree upon the continued contributions of Omer Keilaf, our Co-Founder and Chief Executive Officer. Mr. Keilaf has been our Chief Executive Officer since the founding of the Company in 2016, remains deeply involved in all aspects of our business and is the name and face that customers, suppliers and investors associate with Innoviz. The loss of Mr. Keilaf would adversely affect our business, since his loss could make it more difficult to, among other things, compete with other market participants and retain existing customers or cultivate new ones. Further, such a loss could be negatively perceived in the marketplace.

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

Our business depends on our ability to attract and retain highly skilled personnel and senior management. In addition, we are highly dependent on our skilled personnel to manage and meet deadlines for our products and programs.

We compete in a market marked by rapidly changing technologies and an evolving competitive landscape. In order for us to successfully compete and grow, we must attract, recruit, retain and develop personnel with requisite qualifications to provide expertise across the entire spectrum of our intellectual capital and business needs.

Our primary research and development activities as well as significant elements of our general and administrative activities are conducted at our headquarters in Israel, and we face significant competition for suitably skilled employees in Israel. While there has been intense competition for qualified employees in the Israeli high-tech industry historically, the industry experienced record growth and activity in 2021, both at the earlier stages of venture capital and growth equity financings, and at the exit stage of initial public offerings and mergers and acquisitions. This flurry of growth and activity has caused a sharp increase in demand for skilled employees in both Israeli high-tech companies and Israeli research and development centers of foreign companies, and an intensification of competition between these employers to attract qualified employees in Israel. As a result, the high-tech industry in Israel has experienced significant levels of employee attrition and is currently facing a severe shortage of skilled employees, including engineering, research and development, sales and customer support personnel. Many of the companies with which we compete for qualified personnel have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors.

In addition, because of the intense competition for qualified employees, the Israeli high-tech market has also experienced, and may continue to experience, significant wage inflation.  Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly appreciated or significantly decreased in value. Many of our employees may receive significant proceeds from sales of our equity in the public markets, which may reduce their motivation to continue to work for us and could heighten the risk of employee attrition.

While we utilize non-competition agreements with our employees as a means of improving our employee retention, those agreements may not help us retain employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. We may be unable to enforce these agreements under Israeli law, and it may be difficult for us to restrict our competitors from benefiting from the expertise our former employees developed while working for us.

In addition, we rely on our skilled personnel, including our engineers, to meet deadlines associated with our numerous products and programs. As we continue to invest in new products, such as Innoviz360, and new programs, such as our shuttle project, we will rely more and more on our skilled personnel to ensure that we are meeting the development and commercialization targets we set internally and with our partners. As we invest in new products and programs, our skilled personnel may not be able to give the same level of attention to each product and program, and it may become more difficult for us to continue to meet the internal and external deadlines associated with such products and programs.

Considering the foregoing, there can be no assurance that qualified employees will remain in our employ or that we will be able to attract and retain highly skilled personnel and senior management in the future. Failure to retain or attract highly skilled personnel and senior management could have a material adverse effect on our business, financial condition and results of operations. Human resource changes could affect our internal knowledge and expertise, strategic relationships and future growth prospects.

We rely on third-party suppliers and, because some of the key components in our products come from limited or sole sources of supply, we are susceptible to supply shortages, long lead times for components and supply changes, any of which could disrupt our supply chain and could delay deliveries of our products to customers.

Some of the components that go into the manufacture of our solutions are sourced from third-party suppliers. Some of the key components used to manufacture our products come from limited or single source suppliers. We are therefore subject to the risk of shortages and long lead times in the supply of these components and the risks that our suppliers discontinue or modify components used in our products. These risks may be amplified by the effects of the COVID-19 pandemic and other health epidemics and outbreaks due to, among other things, work stoppages or interruptions. For example, our products depend on external semi-conductor foundries. Any disruptions to those foundries could materially and adversely affect our ability to manufacture our solutions. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantities and delivery schedules. We have in the past experienced and may in the future experience component shortages and price fluctuations of certain key components and materials, and the predictability of the availability and pricing of these components may be limited. In the event of a component shortage, supply interruption or material pricing change from suppliers of these components, we may not be able to develop alternate sources in a timely manner or at all in the case of sole or limited sources. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, could adversely affect our relationships with our customers and could cause delays in shipment of our products and adversely affect our operating results. In addition, increased component costs could result in lower gross margins. Even where we are able to pass increased component costs along to our customers, there may be a lapse of time before we are able to do so such that we must absorb the increased cost. If we are unable to buy these components in quantities sufficient to meet our requirements on a timely basis, we will not be able to deliver products to our customers, which may result in such customers using competitors’ products instead of ours.

Currency exchange rate fluctuations affect our results of operations, as reported in our financial statements.

We report our financial results in U.S. dollars. We collect our revenue primarily in U.S. dollars. A portion of the cost of revenue, research and development, sales and marketing and general and administrative expenses of our Israeli operations are incurred in NIS. As a result, we are exposed to exchange rate risks that may materially and adversely affect our financial results. If NIS appreciates against the U.S. dollar or if the value of NIS declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of NIS, then the U.S. dollar cost of our operations in Israel would increase and our results of operations could be materially and adversely affected. Although we enter into hedging transactions from time to time, our Israeli operations also could be materially and adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation in Israel or the rate of appreciation (if any) of NIS against the U.S. dollar. The Israeli annual rate of inflation amounted to 2.8%, negative 0.7%, and 0.6% for the years ended December 31, 2021, 2020 and 2019, respectively. The appreciation of the NIS in relation to the U.S. dollar amounted to 6.6%, 7.0% and 7.8% for the years ended December 31, 2021, 2020 and 2019, respectively.

Our sales and operations in international markets expose us to operational, financial and regulatory risks.

International sales comprise a significant amount of our overall revenue. Sales to international customers accounted for approximately 99%, 97% and 93% of our revenue in the years ended December 31, 2021, 2020 and 2019, respectively. We are committed to growing our international sales and, while we have committed resources to expanding our international operations and sales channels, these efforts may not be successful. International operations are subject to a number of other risks, including:

•	exchange rate fluctuations;

•	political and economic instability, international terrorism and anti-Israeli sentiment;

•	global or regional health crises, such as the COVID-19 pandemic;

•	potential for violations of anti-corruption laws and regulations, such as those related to bribery and fraud;

•	preference for locally branded products, and laws and business practices favoring local competition;

•	potential consequences of, and uncertainty related to, the “Brexit” process in the United Kingdom, which could lead to additional expense and complexity in doing business there;

•	potential complexities of operating in China with increased data collection and government-mandates which are subject to change per unprecedented regulation;

•	increased difficulty in managing inventory;

•	delayed revenue recognition;

•	less effective protection of intellectual property;

•
stringent regulation of the autonomous or other systems or products using our products and stringent consumer protection and product compliance regulations, including but not limited to General Data Protection Regulation in the European Union (the “EU”), European competition law, the Restriction of Hazardous Substances directive, the Waste Electrical and Electronic Equipment directive and the European Ecodesign directive that are costly to comply with and may vary from country to country;

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

Our LiDAR utilizes lasers for performing 3D sensing. While our LiDAR products are classified as Class 1 laser products, which are safe to use, and we have developed system components designed to prevent our LiDAR lasers from harming human eyes, in the event that an unforeseen issue arises that results in serious injury, our reputation or brand may be damaged and we could face material legal claims for breach of contract, product liability, tort or breach of warranty as a result of these problems. Defending a lawsuit, regardless of its merit, could be costly and may divert management’s attention and adversely affect the market’s perception of us and our products. In addition, our business liability insurance coverage could prove inadequate with respect to a claim and future coverage may be unavailable on acceptable terms or at all.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, global pandemics, and interruptions by man-made problems, such as network security breaches, computer viruses, terrorism and war. Material disruptions of our business or information systems resulting from these events could adversely affect our operating results.

A significant natural disaster, such as an earthquake, fire, flood or significant power outage or other similar events, such as infectious disease outbreaks or pandemic events, including the COVID-19 pandemic, could have an adverse effect on our business and operating results. The COVID-19 pandemic has produced meaningful operational challenges and we expect to continue to experience disruptions in our business during 2022. COVID-19 has heightened many of the other risks described herein, such as our ability to meet existing and potential customers to generate and accelerate demand for our products, manufacturing capacity across our global supply chain, our ability to achieve or maintain profitability and our ability to raise additional capital in the future. Despite the implementation of network security measures, our networks and LiDAR products also may be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our solutions. In addition, natural disasters, acts of terrorism or war, such as the military conflict between Ukraine and Russia, could cause disruptions in our remaining manufacturing operations, our, our customers’, suppliers’ or channel partners’ businesses, or the economy as a whole. We also rely on information technology systems to communicate among our workforce and with third parties. Any disruption to our communications, whether caused by a natural disaster or by manmade problems, such as power disruptions, could adversely affect our business. We do not have a formal disaster recovery plan or policy in place and does not currently require that our suppliers’ partners have such plans or policies in place. To the extent that any such disruptions result in delays or cancellations of orders or impede our suppliers’ ability to timely deliver product components, or the deployment of our products, our business, operating results and financial condition would be adversely affected.

We have been, and may in the future be, adversely affected by the global COVID-19 pandemic, the duration and economic, governmental and social impact of which is difficult to predict, which may significantly harm our business, prospects, financial condition and operating results.

The ongoing COVID-19 pandemic as well as other possible health epidemics and outbreaks could result in a material adverse impact on us or our customers’ business operations including reduction or suspension of operations in the U.S. or certain parts of the world. Our engineering and manufacturing operations, among others, cannot all be conducted in a remote working structure and often require on-site access to materials and equipment. We have customers with international operations in varying industries. We also depend on suppliers and manufacturers worldwide. We have experienced delays in obtaining materials and components from our suppliers located in different parts of the world and may continue to experience such delays. These suppliers delays have, in some instances, led to delays in the delivery of our products and have increased the time needed to build our equipment.

Depending upon the duration of the ongoing COVID-19 pandemic and the associated business interruptions, our customers, suppliers, manufacturers and partners may suspend or delay their engagement with us, which could result in a material adverse effect on our financial condition. In addition, we may face increased costs related to delays in production due to supplier and manufacturer delays. Our response to the ongoing COVID-19 pandemic may prove to be inadequate and we may be unable to continue our operations in the manner we had prior to the outbreak, and may endure interruptions, reputational harm, delays in our product development and shipments, all of which could have an adverse effect on our business, operating results, and financial condition. In addition, when the pandemic subsides, we cannot guarantee the timing of any economic recovery, which could continue to have a material adverse effect on our target markets and our business.

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

Protecting against the unauthorized use of our intellectual property, products and other proprietary rights is expensive and difficult, particularly internationally. We believe that our patents  are foundational and we intend to enforce the intellectual property portfolio we have built. Unauthorized parties may attempt to copy or reverse engineer our solutions or certain aspects of our solutions that we consider proprietary. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to prevent unauthorized parties from copying or reverse engineering our solutions, to determine the validity and scope of the proprietary rights of others or to block the importation of infringing products from one patent jurisdiction into another jurisdiction.

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

We generally seek to protect this proprietary information by entering into confidentiality agreements or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors and third parties. However, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, advisors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position.

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

Although we hold patents related to our products, a number of companies, both within and outside of the LiDAR industry, hold other patents covering aspects of LiDAR products. In addition to these patents, participants in this industry typically also protect their technology, especially embedded software, through copyrights and trade secrets. As a result, there is frequent litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. We may receive in the future inquiries from other intellectual property holders and may become subject to claims that we infringed their intellectual property rights, particularly as we expand our presence in the market. In addition, parties may claim that the names and branding of our products infringe their trademark rights in certain countries or territories. If such a claim were to prevail, we may have to change the names and branding of our products in the affected territories and it could incur other costs.

We currently have a number of agreements in effect pursuant to which we have agreed to defend, indemnify and hold harmless our customers, suppliers and partners from damages and costs which may arise from the infringement by our products of third-party patents or other intellectual property rights. The scope of these indemnity obligations varies, but may, in some instances, include indemnification for damages and expenses, including attorneys’ fees. Our insurance may not cover all intellectual property infringement claims. A claim that our products infringe a third party’s intellectual property rights, even if untrue, could adversely affect our relationships with our customers, may deter future customers from purchasing our products and could expose us to costly litigation and settlement expenses. Even if we are not a party to any litigation between a customer and a third party relating to infringement by our products, an adverse outcome in any such litigation could make it more difficult for us to defend our products against intellectual property infringement claims in any subsequent litigation in which we are a named party. Any of these results could adversely affect our brand and operating results.

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

We manufacture and sell products that contain electronic components, and such components may contain materials that are subject to government regulation in both the locations where we manufacture and assemble our products, as well as the locations where we sell our products. For example, in the United States, laser-emitting products, including our LiDAR systems, are subject to regulation by the U.S. Food and Drug Administration (the “FDA”), under the Electronic Product Radiation Control Provisions of the Federal Food, Drug, and Cosmetic Act and its implementing regulations. Among other things, these laws and regulations require the submission of annual reports to the FDA certifying that such products comply with applicable performance standards, the maintenance of manufacturing, testing, and distribution records, and the reporting of certain product defects to the FDA and/or consumers. If our products fail to comply with applicable FDA regulations, we and/or our products could be subjected to a variety of enforcement actions or sanctions, such as product recalls, repairs or replacements, warning letters, untitled letters, safety alerts, injunctions, import alerts, administrative product detentions or seizures or civil penalties. The occurrence of any of the foregoing could harm our business, results of operations and financial condition.

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

Federal and local regulators impose more stringent compliance and reporting requirements in response to product recalls and safety issues in the automotive industry. As the cars that carry our sensors go into production, we are subject to existing stringent requirements under the National Traffic and Motor Vehicle Safety Act of 1966, or the Vehicle Safety Act, including a duty to report, subject to strict timing requirements, safety defects with our products. The Vehicle Safety Act imposes potentially significant civil penalties for violations including the failure to comply with such reporting actions. We are also subject to the existing U.S. Transportation Recall Enhancement, Accountability and Documentation Act (“TREAD”), which requires equipment manufacturers, such as our company, to comply with “Early Warning” requirements by reporting certain information to the National Highway Traffic Safety Administration (“NHTSA”), such as information related to defects or reports of injury related to our products. TREAD imposes criminal liability for violating such requirements if a defect subsequently causes death or bodily injury. In addition, the National Traffic and Motor Vehicle Safety Act authorizes NHTSA to require a manufacturer to recall and repair vehicles that contain safety defects or fail to comply with U.S. federal motor vehicle safety standards. Sales into foreign countries may be subject to similar regulations. If we cannot rapidly address any safety concerns or defects with our products, our business, results of operations and financial condition may be adversely affected.

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

Our private placement warrants are accounted for as liabilities, and the changes in value of our private placement warrants could impact our financial results.

On April 12, 2021, the Staff of the SEC issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”).

The SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination. The terms described in the SEC Statement are common in SPACs and are similar to the terms contained in the Warrant Agreement governing our warrants, which were originally issued by Collective Growth. Following the SEC Statement, we examined the accounting treatment of our public warrants and private placement warrants, and determined to classify the private placement warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings, while the public warrants are classified as equity.

As a result, included on our balance sheet as of December 31, 2021 contained elsewhere in this Annual report are derivative liabilities related to embedded features contained within our private placement warrants. Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”), provides for the re-measurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our private placement warrants each reporting period and that the amount of such gains or losses could be material.

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

Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Israeli Companies Law, 5759-1999 (the “Companies Law”) imposes restrictions on our ability to declare and pay dividends. See the section titled “Description of our Ordinary Shares—Dividend and Liquidation Rights” for additional information. Payment of dividends may also be subject to Israeli withholding taxes. See the section titled “Material Israeli Tax Considerations” for additional information.

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

Our quarterly operating results may fluctuate significantly because of several factors, including:

•	labor availability and costs for hourly and management personnel;

•	profitability of our products, especially in new markets and due to seasonal fluctuations;

•	changes in interest rates;

•	impairment of long-lived assets;

•	macroeconomic conditions, both nationally and locally;

•	changes in consumer preferences and competitive conditions;

•	expansion to new markets; and

•	fluctuations in component prices.

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

We are eligible to be treated as an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We intend to take advantage of this extended transition period under the JOBS Act for adopting new or revised financial accounting standards.

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

We are a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

Many of our employees, including certain management members operate from our offices that are located in Rosh HaAin, Israel. In addition, most of our officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees are located, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and our trading partners could adversely affect our operations and results of operations.

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

We may be eligible for certain tax benefits provided to “Preferred Technology Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). In order to remain eligible for the tax benefits for “Preferred Technology Enterprises” we must continue to meet certain conditions stipulated in the Investment Law and our regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income from the approved enterprise would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2016 was 25% of their taxable income and was reduced to 24% in 2017 and 23% in 2018 and thereafter. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Material Israeli Tax Considerations.”

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

A non-U.S. corporation generally will be treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income (such as interest income) or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. We believe we were not a PFIC for our taxable year ending December 31, 2021. However, as discussed below, whether we were a PFIC for any given taxable year is based on a complex and factual determination and there is no assurance that the Internal Revenue Service (“IRS”) will agree with our determination. Based on the current and anticipated composition of the income, assets and operations of our company and our subsidiaries, we cannot be sure as to whether we will be a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2022 or in future taxable years. This is a factual determination that depends on, among other things, the composition of our income and assets, and the market value of our shares and assets, including the composition of income and assets and the market value of shares and assets of our subsidiaries, from time to time, and thus a determination can only be made annually after the close of each taxable year. If we are a PFIC for any taxable year, a U.S. Holder of our ordinary shares may be subject to adverse tax consequences and may incur certain information reporting obligations. Under the PFIC rules, unless such U.S. Holder makes an election available under the Internal Revenue Code of 1986, as amended (the “Code”) (which election could itself have adverse consequences for such U.S. Holder), such U.S. Holder may be subject to U.S. federal income tax at the then prevailing maximum rates on ordinary income and possibly an “interest” charge, in respect of “excess distributions” and upon any gain from the disposition of our ordinary shares, as if the excess distribution or gain had been recognized ratably over such U.S. Holder’s holding period of our ordinary shares. Certain elections (including a qualified electing fund or a mark-to-market election) available to U.S. Holders of our ordinary shares to mitigate some of the adverse tax consequences resulting from PFIC treatment, however, are not available with respect to the our warrants. For a further discussion, see “Taxation—United States federal income taxation—Passive Foreign Investment Company considerations.” U.S. Holders of our ordinary shares and warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and the ownership of our ordinary shares and/or our warrants.

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

A. History and Development of the Company

We were incorporated in Israel on January 18, 2016 under the Companies Law, and our principal executive office is located at 2 Amal St., Afek Industrial Park, Rosh HaAin 4809202, Israel. Our legal and commercial name is Innoviz Technologies Ltd. We are registered with the Israeli Registrar of Companies. Our registration number is 51-538242-2. Our website address is www.innoviz.tech, and our telephone number is +972-74-700-3692. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

On December 10, 2020, we entered into the Business Combination Agreement with Collective Growth, Perception, Antara Capital and Merger Sub. Pursuant to the Business Combination Agreement, Merger Sub merged with and into Collective Growth, with Collective Growth surviving the merger. Upon consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement on April 5, 2021, Collective Growth became a wholly owned subsidiary of us.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2021, see Item 5. “Operating and Financial Review and Prospects.”

B. Business Overview

Company Overview

We are a leading provider of high-performance, solid-state LiDAR and perception solutions that bring enhanced vision and superior performance to enable safe autonomous driving at a mass scale. We believe that we provide a complete and comprehensive solution for OEMs and Tier-1 partners that are developing and marketing autonomous driving vehicles to the passenger car and other relevant markets, such as robotaxis, shuttles, delivery vehicles, buses and trucking, as well as other industries that require 3-dimensional high resolution sensors. Our unique LiDAR and perception solutions feature technological breakthroughs across core components. In addition, our solutions can enable safe autonomy for other industries, including logistics, drones, robotics, construction and other industrial applications, agriculture, smart city, smart infrastructures, security,  and mapping.

We were founded in 2016 by veterans of Unit 81, the elite technology unit of Israel’s Intelligence Corps, one of the most prestigious multidisciplinary technological units in the Israeli Defense Forces. From our founding, our culture drew from Unit 81’s core values of solving sophisticated technological problems through creativity and agile thinking. We have relied on these values to address the needs of autonomous vehicles in a manner that strikes the desired balance between performance and cost. We created a new type of LiDAR sensor from the chip-level up, including a suite of powerful and sophisticated software applications for high-performance computer vision to allow superior perception. Our multidisciplinary team developed an operational MEMS-based (Micro-Electro-Mechanical System) LiDAR prototype in less than a year, which attracted the attention of leading Tier-1 companies such as Magna and Aptiv as early as 2017. This was followed by a further intensive development and qualification stage, which culminated with our company achieving a design win with BMW in 2018 to power BMW’s Level 3 autonomous platform. BMW is a leader and a pioneer in deploying new technologies into the automotive industry and we believe that our close cooperation with BMW, together with Magna (our Tier-1 partner for this program), uniquely positions us to make Level 3 autonomous driving a commercial reality.

The sustained cooperation with BMW provides our engineers and other research and development (“R&D”) personnel with a valuable competitive edge. These engineers and other R&D personnel have been meticulously trained to design, operate and verify our many groundbreaking innovations in accordance and in compliance with the rigorous ISO26262 standard for Functional Safety in the automotive industry. Compliance with this and other standards has been enforced by regular ongoing audits of Innoviz and our key suppliers, by both Magna and BMW as well as prospective customers that constantly test the performance of various elements of our operations. As a result, our products have been constructed from the bottom up with hardware and software technology that meets the most stringent automotive safety, quality, environmental, manufacturing, and other standards.

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

We are currently expanding our third-party manufacturing capacity through contract manufacturers and partnerships with global Tier-1 suppliers to meet an anticipated increase in customer demand for our products, while also further developing a next generation high-performance automotive-grade LiDAR sensor, the InnovizTwo, that is expected to provide further cost efficiencies while still enabling performance solutions for Level 2+ and above vehicles. We believe that our unique technology, together with our ability to meet automotive industry standards and our partnerships with various major Tier-1 automotive suppliers, place us at the forefront of Tier-2 automotive suppliers.

Geographically, the substantial majority of our revenue is generated from customers in Europe and North America. As we continue to grow, we expect to generate additional revenue from existing and other geographic areas and the geographic mix of our revenue could therefore change over time.

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

Recognizing the different levels of innovation and autonomy and the need to standardize the approaches across the spectrum of possibilities for the sake of safety, the Society of Automotive Engineers has developed and defined six levels of automation for autonomous vehicles: Level 0 through Level 5. These levels have been adopted by the U.S. Department of Transportation.

Levels of Autonomous Driving

Level 0: The driver is fully responsible for all driving functions at all times, even when the driver’s feet are off the pedals or if there is no steering. The driver must constantly supervise his or her environment, steer the vehicle and brake or accelerate as needed to maintain safety. In Level 0, the driver assistance features are limited to providing warnings or momentary driving assistance, such as forward collision warning, blind spot warning and lane departure warning.

Level 1: Includes driver assistance features such as Automated Emergency Braking Systems, steering or brake/acceleration, lane keep assist or lane centering, or adaptive cruise control.

Level 2: Includes partially automated driver assistance features that provide steering and brake/acceleration support to the driver, such as lane centering and adaptive cruise control at the same time. The term L2+ or Level 2+ is used for higher capability systems that will allow the driver to remove their hands from the wheel for certain periods of time, but the driver’s eyes must remain on the road. Level 2 represents the highest level in which the driver is still fully responsible for all driving functions at all times.

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

In addition to these six levels, certain industry participants have also identified a gap between Level 2 and Level 3, which it calls Level 2+. The move from Level 2 to Level 3 is essentially the crossover from driver-assist to some level of autonomy. In the jump between these two levels, it is expected that liability will shift from the driver to the system, meaning that responsibility and liability for driving is shifted from the driver to the OEM. This gap can be partially bridged by systems that offer more than Level 2 but less than Level 3, or an enhanced ADAS offering, which has created the industry terminology of “Level 2+”.

Currently, ADAS, which are not considered “autonomous driving” but have important active safety features, have been successfully commercialized. ADAS-equipped vehicles are not fully autonomous as, although the vehicle can control both steering and acceleration/deceleration, a human sits in the driver’s seat and needs to monitor the driving at all times (i.e., have “eyes on the road”). Therefore, the advancement from vehicles with ADAS (Levels 1 through 2+) to autonomous driving systems (Levels 3 through 5) requires “environmental detection” capabilities, or the capability to detect the environment in which the vehicle is operating, including speed, weather, high definition maps, a highway or urban setting, density of traffic and every other condition that affects driving decisions, and the ability for the system to make informed decisions independently, without the need for human supervision.

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

In Level 3 through Level 5 autonomous vehicles, the system is expected to take on the full task of driving, either in defined-use cases (Level 3 and Level 4) or all use cases (Level 5). Accordingly, the OEM is defined as the legal driver, retains full responsibility and the autonomous vehicle system must comply with the highest level of functional safety (ISO26262 ASIL D). This is to guarantee a failure probability low enough that automakers, consumers and regulators will be able to agree that the vehicle can handle driving without any supervision by a human driver in given areas and at given times. Level 3 through Level 5 systems accordingly require a robust sensing suite, which necessitates the use of high performance LiDAR sensors. However, to date, high performance LiDAR sensors have been too expensive for mass market applications. Therefore, until the introduction of cost-effective and high performance LiDAR sensors that enable cost-effective Level 3 through Level 5 system production, growth in this industry segment is likely to remain limited. Our products feature reliability, automotive-grade assurance, low cost and distributed sensing advantages and, we believe our products are well-positioned to achieve widespread deployment in this segment.

Beyond the autonomous driving industry, there exist numerous other applications in which a high-performance automotive-grade LiDAR with wide operating range and high reliability can add significant value. For example, numerous off-highway driving applications could significantly benefit from the safety features available with use of LiDAR solutions. These include the mining and construction industries, ports and airports, and material handling in factories, all of which deploy vehicles and machines in restricted environments, at low speeds, and which require autonomous driving not only for cost saving, but also to prevent costly accidents caused by distracted drivers. The major applications currently relevant to our company beyond autonomous driving are:

Our LiDAR Applications in Shuttles and Robotaxis

The automated shuttle business model is reliant on full autonomy. Shuttles drive repetitively over the same, well mapped (“geo-fenced”) routes, with the possibility of software orchestration for specific difficulties, such as a high-traffic intersection.

Similarly, the robotaxi business model is also reliant on full autonomy. However, similar to human-driven taxis, robotaxis travel on constantly changing routes with dynamic pick-up and drop-off locations for passengers that order the robotaxi service. This more complex and dynamic driving environment makes the autonomy challenge for robotaxis harder to solve compared to that of shuttles. Nevertheless, the use-case is compelling as it will drive costs for passengers down to a small part of the current taxi price, when taking into account the elimination of drivers, increased safety, reduced insurance costs, and other savings.

In both shuttles and robotaxis, autonomy calls for a comprehensive sensor suite that has 360-degree surround-perception in the most trying circumstances, including busy city streets with pedestrians, dogs, bicycles, erratic traffic behavior, construction sites and others. Sensors need to be precise in regards to location and timing, see all around the vehicle and detect obstacles at all heights with minimal delay. In addition, localization is needed to locate the shuttle or robotaxi precisely, to leverage high definition maps.

Spinning LiDARs (“Spinners”) have 360-degrees capability, but they need to be roof-mounted to leverage their surround view advantage. Placing a 360-degree sensor at the center of the roof causes blind spots in all the areas immediately surrounding the vehicle, calling for an additional suite of short-range LiDARs close to the ground to eliminate such blind spots. Because the existing long-range high resolution mechanical 360-degree sensors are expensive, typically ranging between $10,000 to $100,000 per sensor, and because additional sensors are needed to cover the blind spots, the sensor suite is expensive and a complex and costly integration of multiple LiDAR types is required.

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

The total cost per vehicle is lower when multiple Innoviz LiDARs are deployed around the perimeter of the vehicle compared to a combination of expensive Spinners and short-range LiDARs.

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

In addition to the application of a fully autonomous truck driving alone, LiDAR sensors can enable a platoon of leader-follower trucks, where the lead vehicle has a human driver. The follower vehicles are autonomous and form a peloton formation. For this application, LiDAR sensors are critical in maintaining distance between leader and follower. A gap will allow other vehicles to cut-in, disturbing the truck platoon formation. The 3 cm precision our LiDARs bring to range sensing allows a tight platoon to drive at highway speed with safety.

Drones and Security Applications

LiDAR solutions are also highly relevant for collision avoidance, landing assist and surveillance functions in autonomous flying machines, or drones. We believe that the weight, size, power consumption and cost of our products make them particularly suitable for airborne deployment.

Finally, LiDAR with the ability to classify objects and count and track people can enable a range of surveillance and security related static applications both on city streets and in sensitive areas such as airports or stadiums. With respect to these applications, LiDAR features the ability to provide 3D imaging and to track and survey without identifying the particular individual in the image, abating privacy concerns and providing LiDAR with clear advantages over cameras.

Our Technological Differentiation

Industry Approaches and Their Limitations

The first level of automation that requires sensors beyond radars or cameras is Level 2. Level 2 autonomous vehicles use cameras and radars as the sensors for making actuation decisions for the vehicle (changes in car speed and trajectory). However, the driver is essential to meet functional safety targets. The driver is used as a second observer to the camera, and is expected to keep his or her eyes on the road so that he or she can take over in case the car’s driving decision-making system makes an error.

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

Camera-based ADAS systems rely heavily on perception software, as the sensor itself provides 2D data that requires perception algorithms in order to translate the data into a 3D perception model of the road. The ability of cameras to detect range is limited since 2D information does not include a measurement of range. Although range can be deduced from a 2D picture using perception algorithms, that process has limited accuracy. Furthermore, camera performance is limited under low-lighting situations especially at night, and during sudden exposure to extreme light.

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

Real life road conditions may present autonomous vehicles with objects, or a combination of objects, that the vehicles’ perception algorithms are not able to classify, as every perception algorithm is only designed to support a limited set of object classes. The value of having a LiDAR as part of the vehicle’s sensing suite in this situation is that the LiDAR provides a physical measurement in a high resolution 3D representation of the driving scene. The perception software layer can then use this 3D representation to determine the existence of an object in the driving path of the vehicle, without the need to classify the type of object. Therefore, safe driving can be maintained.

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

Our Technological Approach

Recognizing the limitations on the use of ~1550nm lasers in the automotive industry, we have, from our inception, focused on the development of a commercially viable LiDAR solution that utilized an eye-safe ~905nm-based laser designed to outperform more expensive ~1550nm based LiDARs.

In order to minimize the performance limitations resulting from the stricter eye-safety limitations of ~905nm wavelength lasers compared to ~1550nm wavelength lasers, we have used a multidisciplinary approach to design the key system components from the ground up, including:

•	unique scanning mechanisms for improved scanner size and better collection of received light;

•	silicon detectors for improved optical–electrical conversion of the received signal;

•
the signal processing application-specific integrated circuit (“ASIC”) (the chip that processes the signal coming from the detectors and controls the system functions) in order to improve the optical link budget of the system, while also getting the best possible detection capabilities for a given optical link budget. We have achieved industry leading point-cloud quality by developing and using custom signal processing algorithms implemented in a proprietary ASIC.

The integration of MEMS-based and other unique scanning mechanisms in the LiDAR reduces form-factor and improves robustness. The reduced form-factor allows our LiDAR to be deployed around the perimeter of the autonomous vehicle, thereby reducing blind spots and improving efficacy of perception in a manner that is consistent with higher levels of autonomy.

The resulting product, InnovizOne, featuring a form factor of 0.5 liters and weight of 0.5 kilograms, is capable of beaming laser signals off obstacles as far as 250 meters away. The signals are then collected in a high sensitivity detector, and processed by advanced analog and digital circuits in an ASIC. Each of these is custom designed by us. Each reflection represents a point, or reflection of an individual laser beam. A scanner deflects the laser to scan the field of view (“FOV”). The time-of-flight of each reflection, or point, is measured to yield distance and reflectivity information. The accumulation of all the points in the FOV results in a point-cloud that is transmitted from the LiDAR. Based on the speed of light, the time-of-flight measurement provides an accurate 3D representation of all objects and obstacles in the FOV.

InnovizTwo and Innoviz360 have a unique technology that is distinct from InnovizOne. The primary target market for InnovizTwo is automotive customers but its unique price for performance enables other non-automotive applications (including logistics, smart cities, industrial, mapping amongst other verticals). Moreover, Innoviz360, while still in the earlier stages of development, is based on an architecture that is similar to InnovizTwo but further enables scaling across non-automotive applications while also featuring Level 4 and Level 5 autonomy capabilities that are advantageous with LiDARs with a large FOV. All of these portfolio products provide scalability and expansion to offer LiDAR capabilities across different segments while building on lessons learned and synergistic advantages which Innoviz has gained through its historical creation of productions, including InnovizOne.

Perception Software and Point Cloud Objects

Competitive Strengths

We believe that the following strengths differentiate Innoviz, and will enable us to successfully compete in our target markets to maintain our leadership position.

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

Automotive grade development and production. Vehicle components, particularly parts of the autonomous vehicle driving technology system, are required to have a high functional safety grade. Achieving compliance with functional safety standards, such as ISO26262, is a time consuming and labor-intensive process that requires significant cooperation with automotive grade industry participants, such as Tier-1 suppliers and automobile manufacturers. Starting in 2017, we have worked closely with leading Tier-1 suppliers such as Magna and its automaker partner, BMW, to develop a LiDAR solution that meets these stringent requirements. This process has included continuous and extensive product-safety auditing by BMW and Magna over the past three years, as well as additional review by other leading participants in the industry. As a result of our close work with these partners, we have developed rigorous safety and quality expertise. This gives us a significant advantage over competitors that have focused on technology development without having design wins with major automotive customers such as BMW or partnerships with major automotive Tier-1 suppliers early in their development process. These competitors will be required by consumer automotive OEMs and/or Tier-1 suppliers to undergo automotive-grade certifications that can take up to a few years to achieve, prior to entering the market.

Multiple Tier-1 partners enabling market penetration. OEMs design their future models and vehicles several years in advance and often then freeze the design to produce and deliver the vehicles on time. Therefore, designs for mass-production Level 3 and Level 4 consumer car programs expected in 2025-2026 are being decided in 2022-2023. LiDAR solutions that will be candidates for inclusion in these programs must go through the process of automotive-grade manufacturing and audit by the OEMs and Tier-1 suppliers. We are the only LiDAR company with multiple (four) Tier-1 partnerships. Our leadership position, together with our Tier-1 tested and OEM-certified technology, significantly increases our chances of both winning upcoming OEM Request for Quotes (“RFQs”), and being invited to RFQs given that companies without these market credentials and certifications will not be eligible for inclusion in RFQ tenders.

Flexible Tier-1 / Tier-2 engagement model. We recently began leveraging our in-house knowledge developed through our engagement and development history to approach customers directly. This has enabled us to offer additional customization and more direct OEM positioning and engagement, which in turn has allowed us to offer customers better commercial terms, commitments and end-customer support and collaboration. The multi-faceted customer engagement approach (via Tier-1s as a Tier-2 and direct as a Tier-1) allows us to cover a wide range of customers and partners to further increase our market reach.

Comprehensive intellectual property portfolio and multidisciplinary R&D organization. Our architecture has focused on developing a full LiDAR autonomous driving solution that utilizes a ~905nm wavelength laser. In order to break through the performance limitations resulting from lower peak optical power, we have used a multi-disciplinary approach to design all of the system components from scratch: the scanner, silicon detectors and the signal processing ASIC, in order to improve the optical link budget of the system, while getting the best possible detection capabilities for a given optical link budget. This approach has yielded a broad range of intellectual property that we believe gives us a significant competitive advantage, as it will make it difficult for other market participants to successfully develop and commercialize cost and energy efficient LiDAR solutions utilizing ~905nm wavelength lasers. We currently hold a number of key patents, including a LiDAR patent related to surround view LiDAR design, which we believe is fundamental. In addition to our ~905nm wavelength laser-based LiDAR architecture, we also have a powerful standalone software suite that gives us industry-leading perception capabilities. We believe that the ability of our R&D organization to innovate in many disciplines, across hardware, software, optics and others, provides us with a strong standing for future competition.

Layered Patent Structure Protects Innoviz Unique IP From Chip to System Levels

Market leading perception capabilities. Since our founding, we have adopted a holistic approach to the production of a LiDAR system, including the development of a proprietary standalone software suite. The system features uniform high resolution of 0.1°x0.1° across the FOV at all frame rates as opposed to some competing systems, in which resolution is always qualified by operating conditions such as frame rate and a limited FOV. Flexible, software-controlled features such as the Region of Interest (ROI), Pixel Summation (PSM), variable vertical field of view and software selectable frame rate further enhance the performance of the point-cloud. This high-performance time-of-flight point-cloud output is augmented by vision processing algorithms to create a comprehensive LiDAR perception system.

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

Growth Strategy

Drive increased adoption through lower cost products. Our entire approach and solution architecture focuses on using ~905nm wavelength lasers, which allow for significantly more affordable solutions than ~1550nm wavelength laser-based LiDARs. We intend to continue to focus on refining our architecture and component engineering in order to produce LiDAR solutions that feature even more attractive pricing than our initial product, the InnovizOne. Our recently announced and demoed InnovizTwo features pricing that is significantly lower than InnovizOne. We believe that high-performance, cost-efficient solutions will drive increased market adoption of our products.

Penetrate lower levels of autonomy (e.g. Level 2+ ADAS) and leverage our software suite to position for seamless upgrade to Level 3 autonomous driving. We believe that the recently announced and demoed InnovizTwo provides a compelling solution for Level 2+ systems, from both a cost and performance perspectives. At the same time, our LiDAR solution can be upgraded from Level 2+ to Level 3 through a vehicle software update without changes to the hardware components or the need for new hardware. Therefore, we believe that our solution is uniquely positioned to provide Level 3 functionality given the ease with which this upgrade can be effected. Accordingly, we will further refine, develop and integrate our software offering in order to better position ourselves for capturing market share in the Level 2+ and Level 3 through Level 5 vehicle markets on the basis of software-based transitions from the Level 2+ market.

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

Continue to invest in a strong software suite. Our advanced perception software turns the InnovizOne LiDAR’s raw point cloud data into perception outputs. The outputs can serve as a standalone, functionally safe perception software, or can be integrated into the vehicle’s existing perception stack at different levels to support various sensor fusion architectures. In addition, our software leverages the rich data derived from InnovizLiDARs, coupled with proprietary state-of-the-art artificial intelligence-based algorithms, to provide superior scene perception and deliver an automotive-grade ASIL B(D) solution. We intend to continue to develop and refine our perception software in order to further complement our hardware offerings with advanced AI and machine learning-based classification, detection and tracking features.

Develop additional products to better address other LiDAR markets. The main drivers for our revenue growth are our automotive applications for LiDARs in passenger cars, the Level 3 and Level 2+ applications, which are expected to show significant growth in the 2024-30 vehicle model years. However, the products developed for the passenger car segment have equal appeal in multi-LiDAR perimeter sensing uses, such as in robotaxis, shuttles, trucks and delivery robot vehicles. We believe these applications will show a significant rise in sensor consumption because they require multiple units to complete the surround sensing requirements of the completely automated driving machine. As Level 4 platforms such as robotaxis, shuttles, trucks and delivery robots complete development and move to commercial deployment, we believe our LiDARs are well-positioned to capture market share from less robust technologies. The size, look, feel and ease of integration of our products, together with automotive grade robustness for environmental performance quality as well as and the backing of leading Tier-1s, make our products especially appealing to the Level 4 segment.

Products

Innoviz One	Innoviz Two
Innoviz360

*	Product size may differ according to specifications

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

Our product offerings include:

•
InnovizOne —a solid-state LiDAR sensor specifically designed for automakers and robotaxis, shuttles, trucks and delivery companies requiring an automotive-grade, mass-producible solution to achieve autonomy. The automotive-grade sensor is purpose-built to be rugged, affordable, reliable, low-power consuming, lightweight, high-performing and seamlessly integrable into Level 3 through 5 autonomous vehicles to ensure the safety of passengers and pedestrians alike. InnovizOne was classified as a laser class 1 product under European standard IEC 60825-1 Rev 3 Class 1 on September 24, 2019.

•
InnovizTwo —announced in the fourth quarter of 2020, InnovizTwo is a next generation high-performance automotive-grade LiDAR sensor that is currently in development and engineering samples have been produced for demo. InnovizTwo will offer a fully featured solution for all levels of autonomous driving. Featuring a major cost reduction compared to InnovizOne, InnovizTwo will also include improved lasers and detectors that increase range performance at a lower system cost, which is expected to provide a significant performance improvement over InnovizOne. InnovizTwo will also offer the option to integrate the Perception Application (see below) in the LiDAR sensor itself.

•
Innoviz360 —announced in late 2021, Innoviz360, which is currently in development, builds on the automotive grade standards and quality learned from InnovizOne and InnovizTwo and, once in the market, will apply Innoviz’s innovative technology to a 360-coverage form factor. The small form factor, seamless design and configuration of the Innoviz360, as well as its price point, would allow for both automotive and non-automotive applications. Innoviz360 is designed to significantly increase the lines per frame to upwards of 1280 configurable scanning lines.

•
Perception Application —software application that turns raw point cloud data from Innoviz LiDAR products into perception outputs. The outputs can serve as a standalone, functionally safe perception software, or can be integrated into the vehicle’s existing perception stack at different levels to support various sensor fusion architectures. In addition, our software leverages the rich data derived from our LiDAR products, coupled with proprietary state-of-the-art artificial intelligence-based algorithms, to provide superior scene perception and deliver an automotive-grade ASIL B(D) solution.

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

Automotive: high focus, with significant management attention, on a number of automotive opportunities, where the LiDAR and perception offering are tailored to the OEMs’ needs, with a view to acquiring high volume series production programs, similar to the BMW L3 Program. This approach has our business and R&D teams working together both directly with OEMs as well as (in some instances) with Tier-1 partners to respond to OEM RFQs with customized offerings. Our collaborative relationships allow us to work with the Tier-1 and OEM engineering and procurement teams with complete transparency, bringing innovation, manufacturing knowhow and value to the program.

We are working closely with leading OEMs in Europe, Japan, China, Korea, and North America to define and adopt InnovizTwo to Level 2+ and Level 3 programs, and thereby bring significant additional value to the ADAS+ and autonomous applications.

Other Segments: leveraging our products InnovizOne and InnovizTwo to win business in all other segments where volumes are lower at present, but where opportunities of scale are likely in the near term. This approach requires a broad presence in the global marketplace, with our business teams participating in direct and channel relationships with potential customers in all segments.

We are in discussions with a number of robotaxi, shuttle, truck and delivery robots customers to incorporate InnovizOne and InnovizTwo into their upcoming builds. The form factor, field-of-view and range of these products is well suited to sensing applications on the perimeter of these Level 4 platforms.

In addition, LiDARs applications are also applicable to the industrial space, in manufacturing, logistics, mapping, delivery, construction, agriculture, marine, flight and a myriad of other applications. We are focused on such applications in all major geographies.

Sales and Marketing

We currently market and sell our LiDAR solutions through a direct sales organization and with our marketing partners. Our technology and product focus since inception has been on the automotive OEM opportunity for high performance LiDAR solutions in the autonomous driving industry. This focus has also informed and guided our sales and marketing activities, which led to early contact with OEMs and Tier-1 suppliers, and also led to our sales team acting as a bridge between our research and development team and these partners. Our sales and marketing team continues to focus on expanding our relationships with OEMs and Tier-1 suppliers and seeks to leverage our existing relationships to expand our market to other industries.

Research and Development

We have invested a significant amount of time and expense into R&D of LiDAR-based technologies. Over 20% of our employees are veterans of Unit 81, the elite technology unit of Israel’s Intelligence Corps, one of the most prestigious multidisciplinary technological units in the Israeli Defense Forces. Our R&D team is the largest department in the company and, as of December 31, 2021, was comprised of 283 employees. Our ability to maintain a leadership position in the industry depends to a great degree on our ongoing R&D activities. Our R&D team includes engineers and researchers with a diverse range of expertise and diverse levels of experience and academic backgrounds, including holders of B.Sc., M.Sc. and PhD degrees from leading academic institutions. Our research and development activities are largely conducted at our headquarters in Rosh HaAin, Israel and at our German subsidiary’s offices in the vicinity of Munich, Germany.

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

As of December 31, 2021, we owned 19 allowed and issued patents and have 77 pending patent applications, including U.S. and foreign. Of the 77 pending applications, 41 are published, and 36 are unpublished. The portfolio includes U.S. and foreign patent applications filed in Europe, China, Japan, and Korea. In addition, our company has three registered U.S. trademarks and 20 registered foreign trademarks (three of which are Israeli registrations). Our patents and patent applications cover a broad range of system level and component level aspects of our key technology including, among other things, LiDAR systems, laser, scanner, receiver and perception technology.

Competition

The market for competitive automotive sensing solutions that enable autonomous driving is an emerging one with many potential applications in the development stage. As a result, we face competition from a range of companies seeking to have their products incorporated into these developing applications and it may take a period of time for our primary competitors to emerge.

Our competitors are also working to advance technology, reliability, and innovation in their development of new and improved solutions. Although we believe that we have market leading technology, we continue to face competition from existing competitors and new companies emerging in the LiDAR, camera and radar industries. Within the LiDAR segment of the industry, where competition is based significantly on performance and cost and energy efficiency, we face competition from companies utilizing a variety of laser wavelengths such as ~905nm and ~1550nm lasers, as well as a variety of steering mechanisms, such as MEMS, mechanical, Optical Phased Array, and non-scanning LiDARs (Flash). We believe that it may take new, smaller companies a substantial period of time to gain the recognition and trust of top-tier automotive OEMs and Tier-1 suppliers, as well as customers and partners in other non-automotive industries.

Many of our competitors offer more limited solutions for niche applications. Some competitors are currently selling solutions that offer lower levels of performance in ADAS and new autonomous driving markets. In the passenger car ADAS market, a number of competitors have already achieved substantial market share using camera and radar-based perception sensing solutions.

We entered the passenger car market with a higher performance LiDAR product than those used for ADAS today. Our LiDAR product empowers higher performance ADAS at price points that we believe we can displace current solutions. Our early engagement with a premium OEM and with Tier-1 partners also differentiate us from other LiDAR makers.

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

Manufacturing

Our proprietary LiDAR architecture focuses on developing a full LiDAR autonomous driving solution that utilizes a ~905nm wavelength laser. In order to break through the performance limitations resulting from optical peak power limitations, we have used a multi-disciplinary approach to design the key system components, such as our unique scanning systems, including the MEMS module, silicon detectors and the signal processing ASIC, in order to improve the optical link budget of the system while acquiring the best possible detection capabilities for a given optical link budget. Designing critical components in-house rather than using off-the-shelf commodity components provides for protectable and sustainable technology differentiation from LiDAR competitors or alternative technologies. We believe one of the significant barriers to entry for automotive LiDAR is the processes and know-how to manufacture a compact and intricate sensing product in high volumes.

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

Currently, the InnovizOne product is manufactured for most customers on a mid-volume line at a contract manufacturer in Germany. We have also begun manufacturing InnovizOne at Magna’s automotive grade facility in Holly, Michigan to meet increasing demand for our LiDAR product. In this context, please see reference herein to the Magna MOU (as defined herein).

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

Environmental, Social and Governance (ESG) Practices

Innoviz is a global company that is focused on creating social impact by promoting the future of mobility and increasing road-traffic safety and welfare, through the values of excellence, education, creation and innovation. As such, we recognize the importance of creating shared values for all our different stakeholders and translating those values into measurable goals to guide our long-term business success. Therefore, we plan to develop an ESG program, with the hope to enable effective implementation of shared values into our day-to-day business activities, while continuing to grow our business. The ESG program is expected to be developed in two phases. The first is the development of an ESG strategy which will guide our long term ESG-related efforts, taking into consideration the expectations of our stakeholders as well as our business needs and goals. To this end, at the beginning of 2022, we have engaged an independent ESG consulting firm that is known to be an expert in this field and we are in the middle of the process of forming our ESG strategy for the Company. The general outlines of our ESG strategy are expected to be communicated to our stakeholders later this year. The second phase of developing our comprehensive ESG program is the development and adoption of a long-term implementation plan for the strategy which shall include measurable long-term ESG goals. We aim to publish our first ESG report, disclosing our approach and performance to all stakeholders, during 2023.

Regulation

Autonomous vehicles (“AVs”) are subject to emerging regulatory frameworks in the United States at the federal and state levels that are in a rapid state of change. In general, at both the federal and state level, the United States has provided a positive and relatively permissive legal environment to allow the safe testing and development of autonomous functionality. We do not anticipate any near-term federal standards that would impede the foreseeable deployments of our LiDAR technology. Some states, however, particularly California and New York, still enforce certain operational or registration requirements for certain autonomous functions. We believe such hurdles will be removed as state regulators gain better experience with the technology. U.S. federal regulations, however, remain largely permissive of deployments of higher levels of safe and responsible autonomous functionality.

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

As vehicles equipped with our sensors are deployed on public roads in the United States, we will increasingly be subject to the legal and regulatory authority of various federal agencies, including the NHTSA, which is part of the U.S. Department of Transportation (“DOT”). To date, NHTSA’s guidance to industry generally has been broad and non-compulsory, and NHTSA is actively reviewing unintended regulatory barriers to AV development as it proceeds to promulgate new regulations. It plans to update the Federal Motor Vehicle Safety Standards to accurately reflect new AV technology. Currently, the obligations of motor vehicle equipment manufacturers include regular reporting under the Transportation Recall Enhancement, Accountability and Documentation Act process, as well as strict recall and reporting requirements for any defects related to highway safety or any non-compliance with a Federal Motor Vehicle Safety Standard. Similar reporting and recall requirements exist in foreign markets.

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

Many more formal regulatory actions that apply to AVs have been initiated at the state level. At least 29 states and the District of Columbia have enacted some type of AV legislation and a number of state governors have issued executive orders. Many of these efforts focus on safety and the regulation of commercial activity.

Overall, the AV regulatory landscape is still evolving rapidly. As the development of federal, state and foreign legal frameworks around autonomous vehicles continue to develop and change, we may become subject to additional regulatory schemes and requirements.

As a LiDAR technology company, we also are subject to the Electronic Product Radiation Control Provisions of the Federal Food, Drug, and Cosmetic Act. These requirements are enforced by the FDA, and include regulations governing the manufacture and distribution of laser-emitting products. Regulations governing these products are intended to protect the public from hazardous or unnecessary exposure to laser radiation. Among other things, manufacturers of laser-emitting products are required to certify in product labeling and reports to the FDA that their products comply with applicable performance standards, to maintain manufacturing, testing, and distribution records for their products, and to report certain product defects to the FDA and/or consumers. Manufacturers may also be required to affix warnings on laser-emitting products, depending on the relative power output of the product. Failure to comply with applicable FDA regulations may result a variety of sanctions or consequences, including product recalls or replacements, warning letters, untitled letters, safety alerts, injunctions, import alerts, administrative product detentions or seizures, or civil penalties. LiDAR technologies also may need to comply with certain state law requirements regarding applications of particular LiDAR and laser technologies.

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

C. Organizational Structure

The legal name of our company is Innoviz Technologies Ltd. and we are organized under the laws of the State of Israel. We have five wholly-owned subsidiaries: Innoviz Technologies Inc. and Collective Growth Corporation, each of which is incorporated in the United States, Innoviz Technologies GmbH, which is incorporated under the laws of Germany, Innoviz Technologies BY LLC, which is incorporated under the laws of Belarus, and Innoviz Software Centre Bucharest S.R.L, which is incorporated under the laws of Romania.

D. Property, Plant and Equipment

Our corporate headquarters are located in Rosh HaAin, Israel, where we currently lease an office with 72,600 square feet pursuant to lease agreements that are in effect until August 15, 2022. This facility contains engineering, research and development, testing, product, sales and administrative functions. In addition, we also lease a garage space for performing certain tests located in Petah Tikva, Israel, with 32,300 square feet pursuant to a lease agreement that expired on February 28, 2022. We replaced this facility with the Premises discussed below. We also lease 3,200 square feet of office space in Santa Clara, California pursuant to a lease agreement that is in effect until June 30, 2024, 912 square meters of office space in a facility in Unterschleißheim, Germany pursuant to a lease agreement that is in effect and terminable at will upon 30-days prior notice, and 250 square meters of labs in a facility in Minsk, Belarus pursuant to a lease agreement that is in effect until April 30, 2022.

On November 1, 2021, we entered into a lease agreement (the “New Lease Agreement”) for an office building located in Rosh HaAin, Israel (“Premises”). The New Lease Agreement includes a right for us to use office spaces and related facilities. The lease term is for 67 months, beginning on July 1, 2022; however, we were given access to the Premises beginning in November 2021 in order to allow us to construct leasehold improvements. We have an option to renew the lease for additional 60 months, which will be exercised automatically unless the Company informs the lessor in advance.

Unless otherwise stated, all our facilities are fully utilized. We believe that our offices and facilities (as currently conducted and in accordance with future plans) are adequate for our current needs and that suitable additional or substitute space will be available when needed.

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

Company Overview

We are a leading provider of high-performance, solid-state LiDAR and perception solutions that bring enhanced vision and superior performance to enable safe autonomous driving at a mass scale. We believe that we provide a complete and comprehensive solution for OEMs and Tier-1 partners that are developing and marketing autonomous driving vehicles to the passenger car and other relevant markets, such as robotaxis, shuttles, delivery vehicles, buses and trucking, as well as other industries that require 3-dimensional high resolution sensors. Our unique LiDAR and perception solutions, feature technological breakthroughs across core components. In addition, our solutions can enable safe autonomy for other industries, including drones, robotics, construction and other industrial applications, agriculture, smart city, smart infrastructures, security and mapping.

We were founded in 2016 by veterans of Unit 81, the elite technology unit of Israel’s Intelligence Corps, one of the most prestigious multidisciplinary technological units in the Israeli Defense Forces. From our founding, our culture drew from Unit 81’s core values of solving sophisticated technological problems through creativity and agile thinking. We have relied on these values to address the needs of autonomous vehicles in a manner that strikes the desired balance between performance and cost. We created a new type of LiDAR sensor from the chip-level up, including a suite of powerful and sophisticated software applications for high-performance computer vision to allow superior perception. Our multidisciplinary team developed an operational MEMS-based (Micro-Electro-Mechanical System) LiDAR prototype in less than a year, which attracted the attention of leading Tier-1 companies such as Magna and Aptiv as early as 2017. This was followed by a further intensive development and qualification stage, which culminated with our company achieving a design win with BMW in 2018 to power BMW’s Level 3 autonomous platform. BMW is a leader and a pioneer in deploying new technologies into the automotive industry and we believe that our close cooperation with BMW, together with Magna (our Tier-1 partner for this program), uniquely positions us to make Level 3 autonomous driving a commercial reality.

The sustained cooperation with BMW provides our engineers and other research and development (“R&D”) personnel with a valuable competitive edge. These engineers and other R&D personnel have been meticulously trained to design, operate and verify our many groundbreaking innovations in accordance and in compliance with the rigorous ISO26262 standard for Functional Safety in the automotive industry. Compliance with this and other standards has been enforced by regular ongoing audits of Innoviz and our key suppliers, by both Magna and BMW as well as prospective customers that constantly test the performance of various elements of our operations. As a result, our products have been constructed from the bottom up with hardware and software technology that meets the most stringent automotive safety, quality, environmental, manufacturing, and other standards.

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

We are currently expanding our third-party manufacturing capacity through contract manufacturers and partnerships with global Tier-1 suppliers to meet an anticipated increase in customer demand for our products, while also further developing a next generation high-performance automotive-grade LiDAR sensor, the InnovizTwo, that is expected to provide further cost efficiencies while still enabling performance solutions for Level 2+ and above vehicles. We believe that our unique technology, together with our ability to meet automotive industry standards and our partnerships with various major Tier-1 automotive suppliers, place us at the forefront of Tier-2 automotive suppliers.

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

Market Adoption

We believe that widespread adoption of LiDAR across applications for autonomy is approaching and that we are well-positioned in both automotive and nonautomotive markets to take advantage of this opportunity. Nevertheless, automotive OEMs and their suppliers are just beginning to commercialize autonomous systems that rely on LiDAR technology. Accordingly, we expect the rate of actual adoption and commercialization of LiDAR-based solutions by automotive OEMs and their suppliers to impact our results of operations, including revenue and gross margins, for the foreseeable future. Given the significance of the jump from Level 2 to Level 3, the Level 2+ segment of the consumer automotive market is expected to grow significantly over the short to medium term, and we focus our efforts on this segment, specifically via our InnovizTwo product.

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

We also intend to target markets such as robotaxis, shuttles and trucking, as well as other industries, including drones, robotics, logistics, smart cities, agriculture, industrial, construction, security, and mapping. We believe that LiDAR-based solutions in these emerging markets are still in the pre-commercial development stage and, as a result, our future success also depends on customers in these industries adopting and bringing these solutions to commercial scale.

Design Wins

Our solutions are designed to be as a key enabling technology for OEMs in automotive and other applications. Because our solutions must be integrated into a broader platform by the OEM, it is critical that we achieve design wins with these customers. The time necessary to achieve design wins varies based on the market and application. The design cycle in the automotive market tends to be substantially longer and more onerous than in other markets. Even within the automotive market, achieving a design win with an automotive OEM takes considerably longer than a design cycle for an aftermarket application. We consider design wins to be critical to our future success, although the revenue generated by each design win and the time necessary to achieve such a win can vary significantly making it difficult to predict our financial performance.

Product Cost and Margins

Our results of operations will depend on our ability to leverage the fixed costs involved in production of our current InnovizOne solutions and our ability to improve gross margins on the basis of volume and manufacturing efficiencies.

InnovizTwo is based on an improved design, which is targeted to allow: (i) lower bill of materials, and (ii) more efficient manufacturing process, which may allow for a significant cost reduction and improved gross margins.

Continued Investment and Innovation

Our unique LiDAR and perception solutions feature technological breakthroughs across core components allow us to act as a leading supplier in a competitive market. We believe that our financial performance is significantly dependent on our ability to maintain this position. This in turn will depend on our future R&D investments and our ability to attract and retain highly qualified and experienced R&D personnel. These are necessary to both continue the work required to bring InnovizOne, InnovizTwo, Innoviz360 and future products, to full commercialization and also to identify and respond to rapidly evolving customer requirements, develop and introduce innovative new products and enhance and service existing products. Failure to do this could adversely affect our market position and our revenue, and our R&D investments would not be recovered.

COVID-19 Impact

We are currently confronting a variety of operational limitations due to the global outbreak of COVID-19 beginning in early 2020. Our executive offices and R&D and manufacturing locations have been, and may continue to be, impacted due to national and regional government declarations requiring closures, quarantines and travel restrictions. The COVID-19 pandemic is also adversely affecting our customers’ business operations. The extent of the impact of the coronavirus pandemic on our operational and financial performance will depend on various future developments, including the duration and spread of the COVID-19 outbreak and impact on our customers, suppliers, contract manufacturers and employees, all of which is uncertain at this time. We expect the COVID-19 pandemic to adversely impact our revenue and results of operations but are unable to predict at this time the size and duration of this adverse impact.

Components of Results of Operations

Revenues

Our revenues derive primarily from sales of LiDAR sensors and critical components to customers. Revenue from LiDAR sensors and critical components is recognized at a point in time when the control of the goods is transferred to the customer, generally upon delivery.

We also provide application engineering services to our customers that are not part of a long-term production arrangement. Application engineering services revenue is recognized at a point in time or over time depending, among other considerations, on whether we have an enforceable right to payment for performance completed to date. Services to certain customers may require substantive customer acceptance due to performance acceptance criteria that is considered more than a formality. For these services, revenue is recognized upon customer acceptance. We did not recognize revenue related to application engineering services during the years ended December 31, 2020, 2021 as acceptance criteria were not met.

Cost of Revenues

Cost of revenues include the manufacturing cost of our LiDAR sensors, which primarily consists of components costs, sub assembly costs and personnel-related costs directly associated with our operation organization, and amounts paid to our third-party contract manufacturers and vendors. Cost of revenue also includes depreciation, costs of providing services, an allocated portion of overhead, warranty costs, excess and obsolete inventory and shipping costs. We expect cost of revenue to increase in absolute dollars in future periods to the extent revenue increases, however we expect our products’ unit cost to decrease as sales increase thereby leveraging economies of scale achievable due to our business model and higher production efficiencies.

Operating Expenses

Research and Development

Our R&D efforts are focused on enhancing and developing  cost efficient LiDAR solution and the accompanying perception software.

R&D expenses include:

•	personnel-related expenses, including salaries, benefits, and stock-based compensation expense for personnel in research and engineering functions;

•	expenses related to materials, software licenses, depreciation, supplies and third-party services;

•	prototype expenses; and

•	an allocated portion of facility, IT costs.

We expense R&D costs as incurred until the point that technological feasibility is reached, which for our software products is generally shortly before the products are released to production. We expect that our R&D expenses, excluding a specific one-time share-based compensation, will increase for the foreseeable future as we continue to invest in R&D activities to achieve our product roadmap.

Selling and Marketing

Selling and marketing expenses consist primarily of personnel-related costs directly associated with our selling and marketing activities. These include the cost of sales commissions, marketing programs, trade shows, consulting services, promotional materials, demonstration equipment, an allocated portion of facility and IT costs. We expect that our selling and marketing expenses, excluding a one-time share-based compensation expense, will increase in absolute dollars over time as we hire additional sales and marketing personnel, increase our marketing activities and grow our domestic and international operations. Personnel-related expenses consist of salaries, benefits, and stock-based compensation.

General and Administrative

General and administrative expenses consist of personnel-related expenses for corporate, executive, finance and other administrative functions, expenses for outside professional services, including legal, investors relations, audit and accounting services, as well as expenses for facilities, depreciation and travel. Personnel-related expenses consist of salaries, benefits, and stock-based compensation.

We expect our general and administrative expenses, excluding a one-time share-based compensation expense, to increase for the foreseeable future as we scale headcount with the growth of our business, and as a result of the expenses of operating as a public company, including compliance with the rules and regulations of the Securities Exchange Commission, legal, audit, additional insurance expenses, investor relations activities and other administrative and professional services.

Financial Income, Net

Financial income consists primarily of net income earned from sale of an equity investment in a privately held company, private placement warrants remeasurement, cash and cash equivalents deposited in our bank account and marketable securities remeasurement. The deposits will vary based on cash and cash equivalents, and with market rates. Our marketable securities have an average credit rating of “A” and a maturity of up to three years. We do not intend to invest more than 5% of our investment portfolio in a single security. In addition, financial income, net includes the fluctuation in value due to foreign exchange differences between cash and cash equivalent and monetary assets and liabilities denominated in foreign currency, mainly in NIS and EUR.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this Annual Report for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this Annual Report.

A. Results of Operations

For a discussion of our results of operations for the year ended December 31, 2019, including a year-to-year comparison between the years ended December 31, 2020 and December 31, 2019, as well as a discussion of our liquidity and capital resources for the year ended December 31, 2019, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2020.

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this Annual Report. The following table sets forth our consolidated results of operations data for the periods presented:

	Year ended December 31,
	2021	2020
	(in thousands except per share amounts)
Revenues (2020 revenues net of issuance of Preferred C-1 Shares in the amount of $14,800)	$5,466	$(9,364)
Cost of revenues	(10,488)	(6,407)
Gross loss	(5,022)	(15,771)

Operating expenses:
Research and development	93,336	57,029
Selling and marketing	23,735	5,430
General and administrative	35,560	3,753
Total operating expenses	152,631	66,212
Operating loss	(157,653)	(81,983)
Financial income, net	4,378	655
Loss before taxes on income	(153,275)	(81,328)
Taxes on income	(284)	(183)
Net loss	$(153,559)	$(81,511)
Basic and diluted net loss per ordinary share	$(1.54)	$(5.99)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	102,859,891	16,514,910

Comparison of the Years Ended December 31, 2020 and 2021

Revenues

	Year Ended December 31,		Change	Change
	2021	2020	$	%
	(in thousands)
Revenues excluding reduction of revenues	5,466	5,436	30	1%
Reduction of revenues due to issuance of Preferred C-1 Shares	-	(14,800)	14,800	100%
Total Revenues	5,466	(9,364)	14,830	158%

Revenues increased by approximately $14.8 million, or 158%, to approximately $5.5 million for the year ended December 31, 2021, from approximately $(9.4) million for the year ended December 31, 2020. Excluding reduction of revenues due to issuance of Preferred C-1 Shares in the amount of $14.8 million in the year ended December 31, 2020, our revenues increased by approximately $0.03 million, or 1%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020. InnovizOne related revenues in 2021 increased by 28% to $4.3 million, compared to $3.3 million in 2020, while InnovizPro was discontinued, and therefore InnovizPro related revenues in 2021 decreased by 90% to $0.1 million, compared to $0.8 million in 2020.

 Cost of Revenues and Gross Margin

	Year Ended December 31,		Change	Change
	2021	2020	$	%
	(in thousands except percentages)
Cost of revenues (excluding reduction of revenues)	$(10,488)	$(6,407)	$(4,081)	64%
Cost of revenues relating to reduction of revenues due to issuance of Preferred C-1 Shares	—	—	—
Cost of revenues (total)	$(10,488)	$(6,407)	$(4,081)	64%
Gross margin (excluding reduction of revenues)	(92)%	(18)%
Gross margin (relating to reduction of revenues due to issuance of Preferred C-1 Shares)	-	(100)%
Gross margin (total)	(92)%	(168)%

Cost of revenues increased by approximately $4.1 million, or 64%, to approximately $10.5 million for the year ended December 31, 2021, from approximately $6.4 million for the year ended December 31, 2020. The increase in cost of revenues was mainly due to inventory write-offs, as a result of low volume production and low production efficiencies of InnovizOne components and sub-assemblies, since InnovizOne has not reached mass production yet.

Gross margin decreased from (168)% for the year ended December 31, 2020 to (92)% for the year ended December 31, 2021. The decrease of gross loss was primarily due to a reduction of revenues due to issuance of Preferred C-1 Shares, partially off-set by an inventory write-off.

Operating Expenses

	Year Ended December 31,		Change	Change
	2021	2020	$	%
	(in thousands)
Research and development	$93,336	$57,029	$36,307	64%
Selling and marketing	23,735	5,430	18,305	337%
General and administrative	35,560	3,753	31,807	848%
Total Operating Expenses	$152,631	$66,212	$86,419	131%

Research and Development

Research and development expenses increased by approximately $36.3 million, or 64%, to approximately $93.3 million for the year ended December 31, 2021, from approximately $57.0 million for the year ended December 31, 2020. The increase was primarily due to stock-based compensation related to the Business Combination and an increase in headcount.

Selling and Marketing

Selling and marketing expenses increased by approximately $18.3 million, or 337%, to approximately $23.7 million for the year ended December 31, 2021, from approximately $5.4 million for the year ended December 31, 2020. The increase was primarily attributable to stock-based compensation related to the Business Combination.

General and Administrative

General and administrative expenses increased by approximately $31.8 million, or 848%, to approximately $35.6 million for the year ended December 31, 2021, from approximately $3.8 million for the year ended December 31, 2020. The increase was primarily due to stock-based compensation related to the Business Combination, transaction costs and an increase in headcount.

Financial Income, net

	Year Ended December 31,		Change	Change
	2021	2020	$	%
Financial Income, net	$4,378	$655	$3,723	568%

Financial Income, net was approximately $4.4 million for the year ended December 31, 2021, compared to approximately $0.7 million in the year ended December 31, 2020. The increase was primarily related to sale of an investee, warrant liability revaluation and higher cash balance which yielded higher income from interest.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Risk

Our financial results are reported in U.S. dollars (“USD”), and changes in the exchange rate between USD and local currencies in those countries in which we operate (primarily the Israeli new shekel (“ILS”)) may affect the results of our operations. In 2021, approximately 97% of our revenues were denominated in U.S dollars. The USD cost of our operations in countries other than the United States may be negatively influenced by revaluation of the USD against other currencies.

During 2021, the value of the USD decreased as compared to the value of the ILS by approximately 3.3%. Our most significant foreign currency exposures are related to our operations in Israel. The company hedges its anticipated exposure by exchanging USD in to ILS in amounts sufficient to fund 3-4 months of operations, and monitors foreign currency exchange rates over time.

Interest Rate Risk

Our investment strategy is to achieve a return that will allow us to preserve capital and meet our liquidity requirements. We invest in short term cash deposits and marketable securities.

Our cash and cash equivalents are exposed to market risk related to changes in interest rate sensitivity, which is affected by changes in the general level of the Bank of Israel interest rates and United States Federal Reserve interest rates. Due to the short-term nature and the low-risk profile of our interest-bearing accounts, an immediate 10% change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents and short-term restricted bank deposits or on our financial position or results of operations.

Our investments in marketable securities are primarily in securities with an average credit rating of “A” and a maturity of up to three years. By policy, we limit these investments to no more than 5% in a single security. We also invest in short term deposits, mainly in USD.

Other Market Risks

We do not believe that inflation had a material effect on our business, financial conditions or results of operations during the years ended December 31, 2021 and 2020.

B. Liquidity and Capital Resources

Sources of Liquidity

Prior to 2021, we funded our operations primarily from private placements of our convertible preferred shares. During 2021, we funded our operations primarily from the proceeds of the Business Combination. As of December 31, 2021, we had approximately $304.0 million in cash, short term deposits, and marketable securities. Cash equivalents and marketable securities are invested in accordance with our investment policy. To date, our principal sources of liquidity have been the approximately $260.0 million of gross proceeds received through private placements of our convertible preferred shares and over $370.0 million in gross cash proceeds from the Business Combination. In addition, we have received payments for goods and services.

Cash Flow Summary

The following table summarizes our cash flows for the periods presented:

	Years Ended December 31,
(in thousands)	2021	2020
Net cash used in operating activities	$(82,522)	$(61,941)
Net cash provided by (used in) investing activities	(281,597)	29,591
Net cash provided by financing activities	337,178	8,941
Effect of exchange rate changes on cash, cash equivalents and restricted cash	716	748
Net decrease in cash and cash equivalents and short-term restricted bank deposits	$(26,225)	$(22,661)

Operating Activities

The primary factors affecting operating cash flows during this period were the net loss of approximately $153.6 million, impacted by non-cash charges of approximately $67.5 million consisting of share-based compensation of approximately $64.7 million, depreciation and amortization of approximately $4.0 million, revaluation of private warrants of approximately $(1.2) million. In addition to a decrease in working capital of approximately $1.7 million.

During the year ended December 31, 2020, operating activities used approximately $61.9 million. The primary factors affecting operating cash flows during this period were net loss of approximately $81.5 million, impacted by non-cash charges of approximately $20.7 million consisting of non-cash discount to a customer of approximately $14.8 million, depreciation and amortization of approximately $2.7 million, and share-based compensation of approximately $3.2 million, offset by an increase in working capital of approximately $1.1 million.

Investing Activities

During the year ended December 31, 2021, cash used in investing activities was approximately $(281.6) million, which was primarily from investment in short-term deposits of approximately $(230.0) million, investment in marketable securities of approximately $(50.0) million and purchase of property, plant, and equipment of approximately $(3.8) million, which was partially offset by proceeds from sale of an investee of approximately $2.2 million.

During the year ended December 31, 2020, cash provided by investing activities was approximately $29.6 million, which was primarily from withdrawals of short-term deposits of approximately $34.7 million, partially offset by cash used to purchase property, plant, and equipment of approximately $5.1 million.

Financing Activities

During the year ended December 31, 2021, cash provided by financing activities was approximately $337.2 million, which was primarily from approximately $338.9 million in net proceeds from the Business Combination, partially offset by repayment of loans of approximately $2.6 million.

During the year ended December 31, 2020, cash provided by financing activities was approximately $8.9 million, consisting primarily of proceeds from the sale of Preferred C-1 Shares, partially offset by repayment of loans and proceeds from option exercises.

Funding Requirements

We expect our expenses to increase in connection with our ongoing activities. To the extent and at such time as necessary for our business progress, particularly as we continue research and development activities, commercialization expenses related to product sales, marketing, manufacturing and distribution, such expenses may increase. Furthermore, we expect to incur additional costs associated with operating as a public company. Accordingly, in the event of significant business progress, we may need to obtain additional funding in connection with our continuing operations. If we are unable to raise capital when and if needed or on attractive terms, we could be forced to delay, reduce or eliminate some of our research and development programs or future commercialization efforts.

As of December 31, 2021, we had cash and cash equivalents, short term deposits and marketable securities of approximately $304.0 million. We expect those funds to be sufficient to continue to execute Innoviz’s business plan over the next two years.

We also expect our losses, excluding a one-time share-based compensation expense, to be significantly higher in future periods as we:

•	expand production capabilities to produce our LiDAR solutions, and accordingly incur costs associated with outsourcing the production of our LiDAR solutions;

•	expand our design, development, installation and servicing capabilities;

•	increase our investment in research and development;

•	produce an inventory of our LiDAR solutions; and

•	increase our selling and marketing activities and develop our distribution infrastructure.

Because we will incur costs and expenses from these efforts before we receive incremental revenues with respect thereto, losses in future periods will be significant. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.

Off-Balance Sheet Arrangements

The Company’s remaining performance obligations are comprised of product and engineering services revenues not yet recognized. As of December 31, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations was $12.2 million, which we expect to recognize as revenue in future years.

On November 1, 2021, we entered into the New Lease Agreement for an office building located in Rosh HaAin, Israel. The New Lease Agreement includes a right for us to use office spaces and related facilities. The lease term is for 67 months, beginning on July 1, 2022; however, we were given access to the Premises beginning in November 2021 in order to allow us to construct leasehold improvements. We have an option to renew the lease for additional 60 months, which will be exercised automatically unless the Company informs the lessor in advance. The amount of the monthly lease payments for the Premises are linked to the Israeli consumer price index.

In February 2016, the FASB issued ASU 2016-02 - Leases, requiring the recognition of lease assets and liabilities on the balance sheet. The standard: (a) clarifies the definition of a lease; (b) requires a dual approach to lease classification similar to current lease classifications; and (c) causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset for leases with a lease-term of more than 12 months. The standard is effective for public entities for fiscal years beginning after December 15, 2018, and for the Company for fiscal years beginning after December 15, 2020. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective date of ASU 2016-02 for non-public entities to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. We intend to adopt the ASU on January 1, 2022.

We expect adoption of ASU 2016-02 - Leases to have a material impact on our consolidated balance sheet, which will result in the recognition of right-of-use (“ROU”) assets and lease liabilities of approximately $33 million each on January 1, 2022. The main impact of ASU 2016-02 - Leases pertains to the recognition of an ROU asset and a lease liability arising from the New Lease Agreement. Further, we expect our financial income, net to be impacted by foreign exchange gain and losses arising from our non-U.S. dollar-denominated lease liabilities.

Other than as set forth above, we have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

C. Research and Development, Patents and Licenses, etc.

Research and Development

We have invested a significant amount of time and expense into R&D of LiDAR-based technologies. Over 20% of our employees are veterans of Unit 81, the elite technology unit of Israel’s Intelligence Corps, one of the most prestigious multidisciplinary technological units in the Israeli Defense Forces. Our R&D team is the largest department in the company and, as of December 31, 2021, was comprised of 276 employees. Our ability to maintain a leadership position in the industry depends to a great degree on our ongoing R&D activities. Our R&D team includes engineers and researchers with a diverse range of expertise and diverse levels of experience and academic backgrounds, including holders of B.Sc., M.Sc. and PhD degrees from leading academic institutions. Our research and development activities are largely conducted at our headquarters in Rosh HaAin, Israel and at our German subsidiary’s offices in the vicinity of Munich, Germany.

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

We have filed patent and trademark applications in order to further secure these rights and strengthen our ability to defend against third parties who may infringe on our rights. We also rely on design and manufacturing know-how, continuing technological innovations, and licensing and exclusivity opportunities to maintain and improve our competitive position. Additionally, we protect our proprietary rights through agreements with our commercial partners, supply-chain vendors, employees, and consultants, as well as close monitoring of developments and products in our industry.

As of December 31, 2021, we owned 19 allowed and issued patents and have 77 pending patent applications, including U.S. and foreign. Of the 77 pending applications, 41 are published and 36 are unpublished. Our portfolio includes U.S. and foreign patent applications filed in Europe, China, Japan, and Korea. In addition, our company has three registered U.S. trademarks and 20 registered foreign trademarks (three of which are Israeli registrations). Our patents and patent applications cover a broad range of system-level and component-level aspects of our key technology including, among other things, LiDAR systems, laser, scanner, receiver and perception technology.

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

While our significant accounting policies are described in more detail in the notes to our consolidated financial statements appearing elsewhere in this Annual Report, we believe the following accounting policies used in the preparation of our consolidated financial statements require the most significant judgments and estimates. Please see Note 2 to our consolidated financial statements appearing elsewhere in this Annual Report for additional information.

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

Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are either too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Stock-Based Compensation

We measure stock options and other share-based awards granted to our employees, consultants or advisors or affiliates based on their fair value according to the Black-Scholes option pricing model, whereas the fair value of restricted stock units is based on the closing market value of the underlying shares at the date of grant. The option pricing model requires several assumptions, of which the most significant are the expected share price volatility and the expected option term. We recognize forfeitures of equity-based awards as they occur. For graded vesting awards, we recognize compensation expenses based on the straight-line method over the requisite service period.

Options

Exercise price - Before we became a publicly listed company in April 2021, in determining the exercise prices for share options granted, the Board of Directors considered the fair value of Ordinary Shares as of each grant date. The fair value of Ordinary Shares underlying the share options was determined by the Board of Directors at each award grant date based upon a variety of factors, including the results obtained from independent third-party valuations, our financial position and historical financial performance, the status of technological developments within our products, the composition and ability of the current management team, an evaluation or benchmark of our competition, the current business climate in the marketplace, the illiquid nature of the Ordinary Shares, arm’s length sales of our capital share, the effect of the rights and preferences of the Preferred Shares, and the prospects of a liquidity event, among others. From the date we became public, the fair value of each Ordinary Share was based on the closing price of the Company’s publicly traded Ordinary Shares as reported on the date of the grant.

Expected volatility - As we became a publicly listed company in April 2021, there is not sufficient historical volatility for the expected term of the share options. Therefore, we used an average historical share price volatility based on an analysis of reported data for a peer group of comparable publicly traded companies which were selected based upon industry similarities.

Expected term (years) – This represents the period that our options that have been granted are expected to be outstanding. There is not sufficient historical share exercise data to calculate the expected term of the share options. Therefore, we elected to utilize the simplified method to value option grants. Under this approach, the weighted-average expected life is presumed to be the average of the shortest vesting term and the contractual term of the option.

Risk-free interest rate – We determined the risk-free interest rate by using a weighted-average equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the date of grant.

Expected dividend yield - We do not anticipate paying any dividends in the foreseeable future. Thus, we used 0% as our expected dividend yield.

Earn-out Shares

We estimated the value of our earn-out shares using the Monte Carlo pricing model under the following assumptions:

•	Share price - The share price was based on the closing price of the share on day of grant.

•
Expected volatility - we estimate the volatility of our earn-out shares based on the historical volatility of our share price and of a selected peer companies that matches the expected remaining life of the earn-out shares.

•
Risk-free interest rate - We determined the risk-free interest rate by using a weighted average equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the date of grant.

•	Threshold - We determined the earnout share price as part of the Business Combination.
Private Warrants

As part of the Business Combination, we assumed a derivative warrant liability related to previously issued private placement warrants in connection with Collective Growth’s initial public offering. The private warrants were classified as a liability. We utilize a Black-Scholes option pricing model to estimate the fair value of the private placement warrants. We estimate the volatility of our private warrants based on implied volatility of the publicly traded warrants and the historical volatility of our share price and of a selected peer companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve as of the valuation date for a maturity similar to the expiration of the warrants. The dividend yield is based on the historical rate, which we anticipate remaining at zero.

Revenue Recognition

We follow the provisions of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), which applies to all contracts with customers. Under Topic 606, revenue is recognized upon transfer of control of promised products and services to customers in an amount that reflects the consideration that we expect to receive in exchange for those products and services.

When we enter into a contract, once the contract is determined to be within the scope of Topic 606, we assess the goods or services promised within the contract and determines those that are performance obligations and assesses whether each promised good or service is distinct.

Accounting for contracts recognized over time under ASC 606 involves the use of various techniques to estimate total contract revenue and costs. Due to uncertainties inherent in the estimation process, it is possible that estimates of costs to complete a performance obligation will be revised in the near-term. We evaluate each performance obligation to determine if it is satisfied at a point in time or over time.

Changes in judgments with respect to these assumptions and estimates could impact the timing or amount of revenue recognition.

Inventory Valuation

Our inventories are stated at the lower of cost or estimated net realizable value. Cost of inventories is determined as follows:

•	Raw materials and work in process - based on weighted average cost.

•	Finished goods - based on standard cost method.

We charge cost of revenue for write-downs of inventories which are obsolete or in excess of anticipated demand based on a consideration of marketability and product life cycle stage, product development plans, component cost trends, demand forecasts, historical revenue, and assumptions about future demand and market conditions.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Directors

The following table provides information about our directors and executive officers as of February 28, 2022. The address for each of the directors and executive officers is 2 Amal Street, Afek Industrial Park, Rosh HaAin, Israel 4809202.

Name	Age	Position(s)
Omer Keilaf	42	Chief Executive Officer, Co-Founder and Director
Eldar Cegla	52	Chief Financial Officer
Oren Rosenzweig	41	Chief Business Officer, Co-Founder and Director
Oren Buskila	38	Chief Research & Development Officer and Co-Founder
Udy Gal-On	53	Chief Operating Officer
Amichai Steimberg	59	Director
Aharon Aharon	67	Director
Dan Falk	77	Director
Ronit Maor	51	Director
James Sheridan	54	Director
Orit Stav	51	Director

Omer David Keilaf, Chief Executive Officer and Director

Omer Keilaf is the Co-Founder of our company and has served as our Chief Executive Officer since January 2016. Mr. Keilaf has also served as a member of the board of directors of our company since January 2016. Mr. Keilaf serves as a member of the board of directors of Perception Capital Corp. II (Nasdaq: PCCT) since October 2021. Mr. Keilaf held senior leadership roles at companies including Consumer Physics, Inc., STMicroelectronics N.V. (NYSE: STM) and in an elite technological unit of the Intelligence Corps of the Israel Defense Forces (the “IDF”), where he served as the System and Product Team Manager, R&D manager, and Project Manager and System Architecture Manager, respectively. Mr. Keilaf holds a BSc and MSc in Electrical Engineering and an MBA, all from Tel Aviv University, Israel where he has also served as a lecturer.

Eldar Cegla, Chief Financial Officer

Eldar Cegla has served as the Chief Financial Officer of our company since June 2017. Prior to joining Innoviz, Mr. Cegla served as the VP Finance of ConsumerPhysics, Inc from 2014 to 2015, as the Chief Financial Officer of Metrolight Ltd. from 2010 to 2014 and as the Chief Operations Officer of Mantis-Vision Ltd. from 2007 to 2010. Mr. Cegla was a Co-Founder of Browzwear International Ltd. and served as its Chief Financial Officer from 2000 to 2006. Mr. Cegla holds a BSc in Chemistry from Tel Aviv University, Israel.

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

Oren Buskila, Chief R&D Officer

Oren Buskila is the Co-Founder of our company and has served as our Chief R&D Officer since February 2019, prior to which he served as the VP R&D from 2016. Prior to co-founding our company, Mr. Buskila served as a System Engineer and Product Manager at ConsumerPhysics Inc. and was responsible for the company’s HW system design, as well as for managing the company’s launch of its first consumer product and leading several development and design projects. Mr. Buskila served seven years in the elite technological unit of the Intelligence Corps of the IDF, where he served as a Project Manager, System Engineer and Hardware Engineer. Mr. Buskila holds a BSc in Physics, a BSc in Electrical Engineering, an MSc in Electro-optical Engineering and an MBA, all from Tel Aviv University, Israel.

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

Amichai Steimberg, Chairperson of the Board

Amichai Steimberg joined our board of directors upon the completion of the Business Combination. Mr. Steimberg previously served as President and Chief Operating Officer of Orbotech Ltd. from 2013 to 2019, and as Chief Executive Officer of Orbotech Ltd. from 2019 to 2020. Mr. Steimberg is the managing partner of Amplify Operating Partners Ltd., and serves as a board member for several private companies, including as Chairperson of the Board of Directors at Airovation Technologies Ltd. From September 2020 to January 2021, Mr. Steimberg served as Chairperson of the Board of Directors of Highcon System Ltd., an Israeli company listed on the Tel Aviv Stock Exchange. Mr. Steimberg holds a BSc in Agricultural Economics and Business Administration from the Hebrew University in Jerusalem.

Aharon Aharon, Director

Aharon Aharon joined our board of directors upon the completion of the Business Combination. Since 2021, Mr. Aharon has run and operated C-Perto, a consulting service that he cofounded. He also currently serves on the board of directors of The Tel Aviv Stock Exchange Ltd. as an independent director. From 2017 to 2021, Mr. Aharon served as the Chief Executive Officer of the Israel Innovation Authority, an independent public entity that operates for the benefit of the Israeli innovation ecosystem and Israeli economy as a whole. Prior to joining the Israeli Innovation Authority, Mr. Aharon served as the Corporate Vice President of Hardware Technologies and General Manager of Apple Israel from 2011 to 2017. Prior to his time at Apple, Mr. Aharon served as the Chief Executive Officer of Camero, a leading provider of UWB imaging radars, from 2004 to 2010 (when the company was acquired). In addition, Mr. Aharon served as Chairperson of the board of directors of Discretix Technologies from 2003 to 2010 (Discretix was acquired by ARM in 2014). From 2001 to 2003, Mr. Aharon was the Chief Executive Officer of Seabridge. Prior to joining Seabridge, Mr. Aharon was the Chief Operating Officer of Zoran, a Silicon Valley-based, leading provider of digital solutions in the digital entertainment and digital imaging market. Mr. Aharon started his professional career at IBM Research and has a BSc in Computer Engineering and a MSc in Electrical Engineering from the Israel Institute of Technology.

Dan Falk, Director

Dan Falk joined our board of directors upon the completion of the Business Combination. Mr. Falk has served as a member of the board of directors of Nice Ltd. (Nasdaq: NICE), since 2001, has served as a member of the board of directors of Ormat Technologies Inc. (NYSE: ORA), since 2004, and has served as a member of the board of directors of Evogene (Nasdaq: EVGN), since 2021. From 1999 to 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank. During the past five years, Mr. Falk served as a member of the board of directors of the following public companies, for which he no longer serves as a director: Attunity Ltd, Orbotech Ltd. and Advanced Vision Technology (AVT) Ltd. Mr. Falk holds a Bachelor’s degree in Economics and Political Science and a Master’s degree in Business Administration, both from the Hebrew University.

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

Orit Stav, Director

Orit Stav joined our board of directors after the completion of the Business Combination. Ms. Stav is a seasoned investment manager with 20 years of experience in the technology, venture capital, and private equity sectors. She currently serves as a member of the board of directors of the following companies: Camtek Ltd., Doral Renewable Energy Resources Ltd., Hadasit Bio-holdings Ltd., YSB Group, HomeBioGas, ORT Technologies Ltd, RAVTech Ltd, Altshuler Shaham Properties Ltd, Poalim I.B.I. Underwriting & Issuing Ltd., Unicorn Technologies Limited Partnership and EFFI Capital Nadlan Ltd. Since 2015, Ms. Stav has served as a Managing Partner at Israel Innovation Partners. Prior to that, she represented Siemens Venture Capital in Israel, and led investments in technology startups. Ms. Stav holds a Master of Business Administration from Hertfordshire University, UK, and a Bachelor’s degree in Arts (Economics and Management) from the Tel Aviv University.

B. Compensation of Directors and Executive Officers

Directors

Under the Companies Law, the compensation of a public company’s directors requires the approval of its compensation committee, the subsequent approval of its board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of its shareholders at a general meeting. If the compensation of a public company’s directors is inconsistent with its stated compensation policy, then those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and the shareholder approval will require a special majority under which:

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

Aggregate Compensation of Office Holders

The aggregate compensation, including share-based compensation, paid by our company to its executive officers and directors as a group, for the year ended December 31, 2021, was approximately $6.8 million. This amount includes approximately $0.3 million paid for pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefit costs commonly reimbursed or paid by companies in Israel. The amount does not include a one-time transaction-related share-based compensation in the aggregate amount of approximately $47.1 million granted to our executive officers in 2021 in connection with the Business Combination.

As of December 31, 2021, options to purchase 5,107,552 of our ordinary shares granted to our executive officers and directors as a group were outstanding under our equity incentive plans at a weighted average exercise price of $10.67, per ordinary share.

In addition, 2,395,368 RSUs granted to our executive officers and directors were outstanding under our equity incentive plans as of December 31, 2021.We pay to each of our non-employee directors an annual cash retainer as follows: chairperson of the board of directors: $77,500; chairperson of the audit committee, compensation committee and nominating committee: $50,000, $45,000 and $42,500, respectively; members of the audit committee, compensation committee and nominating committee: $42,500, $40,000 and $38,750, respectively; and each other director: $35,000. Such compensation will not be cumulative and the non-employee directors will receive the highest level of compensation to which they are entitled. Additionally, we grant each of our non-employee directors annual grants in a value of up to $100,000 each. We also intend to reimburse them for expenses arising from their board membership.

Share Option Plans

2016 Share Incentive Plan

Our 2016 Share Incentive Plan (the “2016 Plan”) was adopted by our board of directors on May 23, 2016. The Plan provides for the grant of options to employees, directors, office holders, service providers and consultants of our company and its subsidiaries.

We no longer grant any awards under the 2016 Plan as it was superseded by our 2021 Share Incentive Plan (the “2021 Plan”), although outstanding options previously granted under the 2016 Plan remain governed by the 2016 Plan. As of December 31, 2021, a total of 7,682,722 options to purchase ordinary shares were outstanding under the 2016 Plan, with a weighted average exercise price of $0.86 per share. Our board of directors, or a duly authorized committee of our board of directors, administers the 2016 Plan.

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

The maximum number of our ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 19,510,820 shares (together with any shares subject to awards under the 2016 Plan that expire or become un-exercisable without having been exercised), and (ii) an annual increase on the first day of each year beginning in 2022 and ending in and including 2031, equal to the lesser of (A) 5% of the outstanding shares on the last day of the immediately preceding calendar year and (B) such amount as determined by our board of directors if so determined prior to January 1 of a calendar year; provided, however, no more than 14,000,000 shares in total may be issued upon the exercise of incentive stock options under the 2021 Plan. If permitted by us, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan or the 2016 Plan may again be available for issuance under the 2021 Plan. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2021 Plan in its discretion.

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

The 2021 Plan provides for granting awards under various tax regimes, including, without limitation, for awards granted to our Israeli employees or service providers, in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 (the “Ordinance”) or Section 3(i) of the Ordinance and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.

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

Under our Articles, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. Further, our Articles include a provision which provides that Perception had the right to appoint one director to our board of directors upon closing of the Business Combination (the “Perception Director”). Mr. Sheridan was appointed as the Perception Director.

Our directors, other than the Perception Director, are divided among the three classes as follows:

•	the Class I directors are Aharon Aharon and Orit Stav and their terms expire at our annual general meeting to be held in 2024;

•	the Class II directors are Dan Falk and Ronit Maor and their terms expire at our annual general meeting to be held in 2022; and

•	the Class III directors are Amichai Steimberg, Omer Keilaf and Oren Rosenzweig and their terms expire at our annual general meeting to be held in 2023.

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

Accordingly, we comply with Nasdaq rule 5605(b)(1), which requires that the board of directors be comprised of a majority of independent directors. A majority of our board of directors is composed of directors who are “independent” as defined by the rules of Nasdaq and all of the non-management directors qualify as “independent” under these standards. The board of directors has established categorical standards to assist it in making its determination of director independence. We use the definition of “independence” of Nasdaq to make this determination. Nasdaq Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of our company or any other individual having a relationship which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq rules provide that a director cannot be considered independent if:

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

However, as a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the Nasdaq corporate governance rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. We intend to rely on this “home country practice exemption” solely with respect to the quorum requirement for shareholder meetings. As permitted under the Companies Law, pursuant to our Articles, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of its shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the Nasdaq corporate governance rules. We otherwise comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other corporate governance rules.

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

Committees of the Board of Directors

Our board of directors has the following standing committees: an Audit Committee, a Compensation Committee and a Nominating Committee.

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

The members of the Audit Committee are Dan Falk, Ronit Maor and Orit Stav. Dan Falk serves as the Chairperson of the Audit Committee. The board of directors has designated Dan Falk as an “audit committee financial expert” and determined that each member is “financially literate” under the Nasdaq rules. The board of directors has also determined that each member of the Audit Committee is “independent” as defined under the Nasdaq rules and Exchange Act rules and regulations.

Compensation Committee

The Compensation Committee is responsible, among its other duties and responsibilities, for reviewing and approving all forms of compensation to be provided to, and employment agreements with, our executive officers and directors, establishing the general compensation policies of our company and its subsidiaries and reviewing, approving and overseeing the administration of the employee benefits plans of our company and its subsidiaries. The Compensation Committee is also responsible for:

•
recommending to the board of directors with respect to the approval of the compensation policy for “office holders” (a term used under the Companies Law, which means, in effect, directors and executive officers) and, once every three years, regarding any extensions to a compensation policy that has been in effect for a period of more than three years;

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

The members of the Compensation Committee are Ronit Maor and Dan Falk. Ronit Maor serves as the Chairperson of the Compensation Committee. The board of directors has determined that each member of the Compensation Committee is “independent” as defined under the Nasdaq listing standards. The Compensation Committee has the authority to retain compensation consultants, outside counsel and other advisers.

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

The measurable performance objectives of our chief executive officer may be determined annually by our Compensation Committee and board of directors and include the weight to be assigned to each achievement in the overall evaluation. A less significant portion of the chief executive officer’s annual cash bonus may be based on a discretionary evaluation of the chief executive officer’s overall performance by the Compensation Committee and the board of directors based on quantitative and qualitative criteria.

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

In addition, the compensation policy contains compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, enables our chief executive officer to approve immaterial changes in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and allows us to exculpate, indemnify and insure our executive officers and directors subject to certain limitations as set forth therein.

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

Our compensation policy, which was approved by our board of directors and shareholders on January 20, 2021 and January 29, 2021, respectively, became effective upon the closing of the Business Combination.

Nominating Committee

The members of the Nominating Committee are Orit Stav and Aharon Aharon. Orit Stav serves as the Chairperson of the Nominating Committee. The Nominating Committee is responsible, among other things, for:

•	overseeing and assisting our board of directors in reviewing and recommending nominees for election as directors;

•	assessing the performance of the members of the board of directors; and

•
establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board of directors a set of corporate governance guidelines applicable to our company.

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

D. Employees

We believe that our corporate culture and our relationship with our employees contribute to our success. Our employees are continuously innovating, and our structure rewards productivity. As of December 31, 2021, we had 404 employees.

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

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2022 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days February 28, 2022, and restricted share units that shall vest within 60 days of  February 28, 2022, to be outstanding and to be beneficially owned by the person holding the options or restricted share units for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 134,236,737 ordinary shares outstanding as of February 28, 2022.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. Unless otherwise noted below, each shareholder’s address is 2 Amal St., Afek Industrial Park, Rosh HaAin 4809202, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates since January 1, 2021 is included under Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Name of Beneficial Owner	Number	%
Five Percent or More Holders
Antara Capital LP(1)	14,724,666	11.0%
Directors and Executive Officers
Omer Keilaf(2)	6,472,013	4.8%
Eldar Cegla(3)	467,287	*
Oren Rosenzweig(4)	2,983,495	2.2%
Oren Buskila(5)	2,714,352	2.0%
Udy Gal-On(6)	47,099	*
Amichai Steimberg(7)	10,142	*
Aharon Aharon(7)	10,142	*
Dan Falk(7)	10,142	*
Ronit Maor(7)	10,142	*
James Sheridan(8)	3,150,389	2.3%
Orit Stav(7)	10,142	*
All executive officers and directors as a group (11 persons)	15,885,345	11.2%

*	less than 1%
(1)
Based on information reported on Schedule 13G/A filed with the SEC on February 8, 2022. Antara Capital Master Fund LP (“Antara Master Fund”) directly holds 3,770,008 ordinary shares. Certain managed accounts for which Antara Capital LP (“Antara Capital”) serves as investment manager (the “Managed Accounts”) directly hold 3,000,000 ordinary shares. In addition, Antara Master Fund directly holds warrants to purchase 4,351,958 ordinary shares at an exercise price of $11.50 per share. In addition, Antara Master Fund directly holds listed options to purchase 3,602,700 ordinary shares (“Listed Options”). Antara Capital is the investment manager of the Antara Master Fund and the Managed Accounts. Antara Capital GP LLC (“Antara GP”) is the general partner of Antara Capital. Himanshu Gulati (“Mr. Gulati”) is the sole member of Antara GP. Antara Capital, Antara GP and Mr. Gulati may be deemed to beneficially own the securities of Innoviz held directly by Antara Master Fund and the Managed Accounts. The business address of the foregoing persons is 55 Hudson Yards, 47th Floor, Suite C, New York, NY 10001.

(2)	Consists of 5,074,926 ordinary shares and 1,397,087 ordinary shares issuable upon vesting of RSUs or exercise of options that are exercisable as of or within 60 days of February 28, 2022.
(3)	Consists of 88,000 ordinary shares and 379,287 ordinary shares issuable upon vesting of RSUs or exercise of options that are exercisable as of or within 60 days of February 28, 2022.
(4)	Consists of 1,731,264 ordinary shares and 1,252,231 ordinary shares issuable upon vesting of RSUs or exercise of options that are exercisable as of or within 60 days of February 28, 2022.
(5)	Consists of 1,462,121 ordinary shares and 1,252,231 ordinary shares issuable upon vesting of RSUs or exercise of options that are exercisable as of or within 60 days of February 28, 2022.
(6)	Consists of 47,099 ordinary shares issuable upon vesting of RSUs or exercise of options that are exercisable within 60 days of February 28, 2022.
(7)	Consists of 10,142 ordinary shares issuable upon vesting of RSUs that vest within 60 days of February 28, 2022.
(8)
Consists of 10,142 ordinary shares issuable upon vesting of RSUs that vest within 60 days of February 28, 2022,. In addition, Perception Capital Partners, LLC directly holds 75,000 ordinary shares and 3,065,247 warrants to purchase ordinary shares at a price of $11.50 per share. Mr. Sheridan is the Chief Executive Officer of Perception Capital Partners, LLC and may be deemed to be the beneficial owner of the securities held by Perception Capital Partners, LLC.

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

As a number of our shares are held in book-entry form, we are not aware of the identity of all of our shareholders. As of February 28, 2022, we had 3,384,737 ordinary shares held by 9 U.S. resident shareholders of record.

B. Related Party Transactions

The following is a description of our related party transactions since January 1, 2021.

Registration Rights Agreement

Concurrently with the execution of the Business Combination Agreement, Innoviz, certain equityholders of Innoviz, certain equityholders of Collective Growth, Perception and Antara entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which Innoviz agreed to file a shelf registration statement with respect to the registrable securities defined therein within (60 days of the closing of the Business Combination. Certain holders of registrable securities under the Registration Rights Agreement may request to sell all or any portion of their registrable securities in an underwritten offering up to twice in any 12-month period so long as the total offering price is reasonably expected to exceed $75.0 million. Innoviz also agreed to provide customary “piggyback” registration rights. The Registration Rights Agreement also provides that Innoviz will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities. The Registration Rights Agreement does not contemplate the payment of penalties or liquidated damages to the equityholders party thereto as a result of a failure to register, or delays with respect to the registration of, the registrable securities.

Put Option Agreement

Concurrently with the execution of the Business Combination Agreement, Innoviz and Antara entered into the Put Option Agreement, pursuant to which Innoviz caused Antara to subscribe for a number of Innoviz ordinary shares in the PIPE with an aggregate equity value equal to $70,000,000. In consideration for entering into the Put Option Agreement, at the Effective Time, Innoviz issued to an affiliate of Antara 3,784,753 warrants and 3,002,674 ordinary shares. In addition, Innoviz agreed to issue to an affiliate of Antara 197,962 ordinary shares in the event that earnout shares are issued to Perception.

Agreements with Directors and Officers

Options and restricted share units. Since our inception, we have granted options to purchase our ordinary shares to our executive officers. We describe our option plans under Item 6. “Directors, Senior Management and Employees.”

Exculpation, indemnification and insurance. Our Articles permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with certain of our office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from our initial public offering to the extent that these liabilities are not covered by insurance. See Item 6.C. “Directors, Senior Management and Employees—Board Practices—Exculpation, Insurance and Indemnification of Office Holders.”

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

Magna Manufacturing MOU

In October 2020, Innoviz signed an MOU with Magna Electronics Technology Inc. (“Magna Tech”) for high-volume manufacturing of Innoviz LiDARs at Magna Tech’s automotive grade facility in Holly, Michigan. This MOU contemplates Magna Tech’s manufacturing of our LiDAR solution for the BMW program.

Transaction with RavTech Beit Tochna Torani Ltd. (“RavTech”)

RavTech has provided engineering and operator services to the Company since December 2019. Fees paid to RavTech during fiscal years 2021, 2020 and 2019 were $100,000, $71,000, and $5,000, respectively. Orit Stav, a director of the Company as of April 2021, is a director of RavTech. There are no amounts due to RavTech as of February 28, 2022.

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

The Companies Law imposes restrictions on our ability to declare and pay dividends. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Description of Convertible Notes Financing and Capped Call Transaction.”

Payment of dividends may be subject to Israeli withholding taxes. See Item 10.E. “Taxation—Taxation and Government Programs—Israeli Tax Considerations and Government Programs” for additional information.

B. Significant Changes

None.

Item 9.	The Offer and Listing

A. Offer and Listing Details

Our ordinary shares and warrants commenced trading on Nasdaq on April 6, 2021 under the trading symbols “INVZ” and “INVZW,” respectively. Prior to this, no public market existed for our ordinary shares or warrants.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares and warrants commenced trading on Nasdaq on April 6, 2021 under the trading symbols “INVZ” and “INVZW,” respectively. Prior to this, no public market existed for our ordinary shares or warrants.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our Articles is incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F (File No. 001-40310) filed with the SEC on April 21, 2021. Other than as set forth below, the information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference herein.

Share Capital

As of December 31, 2021, we had 134,098,120 ordinary shares and 16,231,241 warrants outstanding.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our Articles as “special general meetings”. Our board of directors may call special general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting upon the written request of (i) any two or more of our directors or one-quarter or more of the serving members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which, as a company listed on an exchange outside Israel, may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•	amendments to our articles of association;

•	appointment, termination or the terms of service of our auditors;

•	appointment of external directors (if applicable);

•	approval of certain related party transactions;

•	increases or reductions of our authorized share capital;

•	mergers; and

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

•
Warrant Agreement, dated as of April 30, 2020, between Continental Stock Transfer & Trust Company and Collective Growth Corporation (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-4 (File No. 333-252023) filed with the SEC on January 11, 2021). See Exhibit 2.1 for more information about this agreement.

•
Assignment, Assumption and Amendment Agreement, by and among Innoviz Technologies Ltd., Collective Growth Corporation, American Stock Transfer & Trust Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the SEC on April 21, 2021). See Exhibit 2.1 for more information about this agreement.

•
Registration Rights Agreement, dated as of December  10, 2020, by and among Innoviz, certain equityholders of Innoviz, certain equityholders of Collective Growth, Perception and Antara Capital (incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form F-4 (File No. 333-252023) filed with the SEC on January 11, 2021). See Item 7. “Major Shareholders and Related Party Transactions—B. Related Party Transactions” for more information about this agreement.

•
Put Option Agreement, dated as of December 10, 2020, by and between Innoviz and Antara Capital (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-4 (File No. 333-252023) filed with the SEC on January 11, 2021). See Item 7. “Major Shareholders and Related Party Transactions—B. Related Party Transactions” for more information about this agreement.

•	Magna Joint Development and Master Supply Agreement

In December 2017, we entered into a Joint Development and Master Supply Agreement (“JDMSA”) with Magna pursuant to which the parties agreed to work together to jointly develop and commercialize various LiDAR-related technologies. This agreement provides the framework for the collaboration between Magna as a leading Tier-1 partner and our company as a leading LiDAR company. The initial term of this agreement is eight years with automatic renewals of 1-year periods thereafter, subject in each case to mutual termination rights in the event of material breach, insolvency or bankruptcy.

•	BMW SOW

In connection with the JDMSA, in February 2018, we entered into the BMW SOW with Magna Electronics Europe describing the services to be performed and deliverables to be provided to BMW, to equip Innoviz LiDAR products into BMW’s Level 3 vehicle platform.

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

In October 2020, Innoviz signed a memorandum of understanding with Magna Tech (the “Magna MOU”) for high-volume manufacturing of Innoviz LiDARs at Magna Tech’s automotive grade facility in Holly, Michigan. The Magna MOU contemplates Magna Tech’s manufacturing of our LiDAR solution for the BMW program.

•	New Lease Agreement

In November 1, 2021, Innoviz entered into the New Lease Agreement with Mifaley Tahanot Ltd. pursuant to which our activity, including engineering, research and development, testing, product, sales and administrative functions, as well as garage space, will be relocated to a new facility in Nitsba Park at Rosh HaAin, Israel in the summer of 2022. This new leased space is approximately 16,350  square meters and will include office space and labs. In addition, the Company also intends to lease a garage space in the office building.

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

Israeli Tax Considerations and Government Programs1

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

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

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

The Investment Law was significantly amended effective as of April 1, 2005 (the “2005 Amendment”), as of January 1, 2011 (the “2011 Amendment”) and as of January 1, 2017 (the “2017 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force, but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

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

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations – 0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply), (ii) Israeli resident individuals – 20%, and (iii) non-Israeli residents (individuals and corporations)–25% or 30%, and subject to a reduced tax rate under the provisions of any applicable double tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority (“ITA”) allowing for a reduced tax rate–20%) or a reduced tax rate under the provisions of any applicable double tax treaty.

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

We do not currently intend to implement the 2011 Amendment.

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

We believe that we may be eligible to receive the tax benefits under the 2017 Amendment. It should be noted that the proportion of income that may be considered Preferred Technology Income and enjoy the tax benefits described above should be calculated according to the Nexus Formula, which is based on the proportion as that of qualifying expenditures in the IP compared to overall expenditures.

Taxation of Our Shareholders

Capital gains taxes applicable to non-Israeli resident shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel should be exempt from Israeli tax unless, among others requirements, the shares were held through a permanent establishment that the non-resident maintains in Israel. If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2021), if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Tax Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2022) and a marginal tax rate of up to 47% for an individual in 2022 (excluding excess tax as discussed below)) unless contrary provisions in a relevant tax treaty apply. Non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under The Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In each case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.

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

United States Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares and warrants. This description addresses only the U.S. federal income tax consequences to U.S. Holders (as defined below) that hold our ordinary shares or warrants as capital assets within the meaning of Section 1221 of the Code, and that have the U.S. dollar as their functional currency. This discussion is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling has been or will be requested from the IRS regarding the tax consequences of the acquisition, ownership or disposition of the ordinary shares and warrants, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. tax consequences other than U.S. federal income tax consequences (e.g., the estate and gift tax or the Medicare tax on net investment income) and does not address any state, local or non-U.S. tax consequences.

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

Exercise or Lapse of a Warrant

Except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an ordinary share on the exercise of a warrant for cash. A U.S. Holder’s tax basis in the ordinary shares received upon exercise of warrants generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the warrants exchanged therefor and the exercise price. The U.S. Holder’s holding period for ordinary shares received upon exercise of warrants will begin on the date following the date of exercise (or possibly on the date of exercise) of the warrants and will not include the period during which the U.S. Holder held the warrants. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. Holder’s basis in the ordinary shares received would equal the U.S. Holder’s basis in the warrants exercised therefore. If the cashless exercise is not treated as a realization event, a U.S. Holder’s holding period in the ordinary shares would be treated as commencing on the date following the date of exercise (or possibly on the date of exercise) of the warrants. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares would include the holding period of the warrants exercised therefore.

It is also possible that a cashless exercise of a warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “—Sale, exchange or other disposition of ordinary shares and warrants.” In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of ordinary shares having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between (i) the fair market value of the warrants deemed surrendered and (ii) the U.S. Holder’s tax basis in such warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the ordinary shares received would equal the sum of (i) U.S. Holder’s tax basis in the warrants deemed exercised and (ii) the exercise price of such warrants. A U.S. Holder’s holding period for the ordinary shares received in such case generally would commence on the date following the date of exercise (or possibly on the date of exercise) of the warrants.

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

We believe we were not a PFIC for our taxable year ending December 31, 2021. However, as discussed below, whether we were a PFIC for any given taxable year is based on a complex and factual determination and there is no assurance that the IRS will agree with our determination. Based on the current and anticipated composition of our income, assets and operations, and those of our subsidiaries, we cannot be sure as to whether we will be a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2022 or in future taxable years. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof.

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

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which we may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that we do not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. If we own any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to our providing the relevant tax information for each Lower-Tier PFIC on an annual basis. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

Interest Rate Risk

As of December 31, 2021, and 2020, our cash equivalents consisted of interest-bearing short-term deposits and marketable securities. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of interest of the Bank of Israel, and U.S. Federal Reserve interest rates. Due to the short-term nature and the low-risk profile of our interest-bearing accounts, an immediate 10% change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents and short-term restricted bank deposits or on our financial position or results of operations. We are not currently exposed to significant market risk related to changes in foreign currency exchange rates; however, we have contracted with and may continue to contract with vendors located in China, Europe and Israel. Our operations may be subject to fluctuations in foreign currency exchange rates in the future.

We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2021 and 2020.

Foreign Currency Risk

Our financial results are reported in U.S. dollars, and changes in the exchange rate between USD and local currencies in those countries in which we operate (primarily the ILS) may affect the results of our operations. In 2021, approximately 97% of our revenues were denominated in U.S dollars. The USD cost of our operations in countries other than the United States, may be negatively influenced by revaluation of the USD against other currencies.

During 2021, the value of the USD decreased as compared to the value of the ILS by approximately 3.3%. Our most significant foreign currency exposures are related to our operations in Israel. The company hedges its anticipated exposure by exchanging USD in to ILS in amounts sufficient to fund 3-4 months of operations, and monitors foreign currency exchange rates over time.

Item 12.       Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.      Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.     Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2021, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2021, our internal control over financial reporting was effective.

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

Item 16A.     Audit Committee Financial Expert

Our board of directors has determined that Mr. Dan Falk satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Mr. Dan Falk is considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

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

Item 16C.      Principal Accounting Fees and Services

The consolidated financial statements of Innoviz Technologies Ltd. as of December 31, 2020 and 2021, and for each the two years in the period ended December 31, 2021, appearing in this Annual Report have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of Kost Forer Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492101, Israel.

The table below sets out the total amount of services rendered to us by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for services performed in the years ended December 31, 2020 and 2021, and breaks down these amounts by category of service:

	2021	2020
	(in thousands)
Audit Fees	$1,445	$500
Audit Related Fees	—	—
Tax Fees	45	180
All Other Fees	—	—
Total	$1,490	$680

Audit Fees

Audit fees for the years ended December 31, 2021, and 2020 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC as well as certain fees related to the audit in connection with our business combination transaction.

Audit Related Fees

None.

Tax Fees

Tax fees for the years ended December 31, 2021 and 2020 were related to ongoing tax advisory, tax compliance and tax planning services.

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

Item 16H.     Mine Safety Disclosure

Not applicable.

Item 16I.     Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

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

Item 19.      Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of Innoviz Technologies Ltd.	20-F	001-40310	1.1	April 21, 2021
2.1	Description of Securities.	20-F	001-40310	2.1	April 21, 2021
4.1†	Form of Director and Officer Indemnification Agreement.	F-4	333-252023	10.12	February 12, 2021
4.2†	Compensation Policy for Directors and Officers.	F-4	333-252023	10.13	February 12, 2021
4.3†	2016 Share Incentive Plan of Innoviz Technologies Ltd.	F-4	333-252023	10.10	January 11, 2021
4.4†	2021 Share Incentive Plan of Innoviz Technologies Ltd.					*
4.5††	Joint Development and Supply Agreement, dated as of December 4, 2017, by and between Magna Electronics Inc. and Innoviz Technologies Ltd.	F-4	333-252023	10.15	January 11, 2021
4.6††	Statement of Work, dated February 2, 2018, by and between Magna Electronics Europe GmbH & Co. OHG and Innoviz Technologies Ltd.	F-4	333-252023	10.16	January 11, 2021
4.7††	Amendment No. 1 to Statement of Work, dated May 10, 2019, by and between Magna Electronics Europe GmbH & Co. OHG and Innoviz Technologies Ltd.	F-4	333-252023	10.17	January 11, 2021
4.8††	Memorandum of Understanding, dated October 12, 2020, by and between Magna Electronics Technology, Inc. and Innoviz Technologies Ltd.	F-4	333-252023	10.18	January 11, 2021
4.9††	Addendum to Memorandum of Understanding, dated December 8, 2020, by and between Magna Electronics Technology, Inc. and Innoviz Technologies Ltd.	F-4	333-252023	10.19	January 11, 2021
4.10	Warrant Agreement, dated as of April 30, 2020, between Continental Stock Transfer & Trust Company and Collective Growth Corporation.	F-4	333-252023	4.4	January 11, 2021
4.11	Assignment, Assumption and Amendment Agreement, by and among Innoviz Technologies Ltd., Collective Growth Corporation, American Stock Transfer & Trust Company and Continental Stock Transfer & Trust Company.	20-F	001-40310	4.11	April 21, 2021
4.12	Registration Rights Agreement, dated as of December 10, 2020, by and among Innoviz, certain equityholders of Innoviz, certain equityholders of Collective Growth, Perception and Antara Capital.	F-4	333-252023	4.8	January 11, 2021
4.13	Put Option Agreement, dated as of December 10, 2020, by and between Innoviz and Antara Capital.	F-4	333-252023	10.7	January 11, 2021
4.14	Lease Agreement dated as of November 1, 2021 between Innoviz Technologies Ltd. and Mifaley Tahanot Ltd.					*
8.1	List of Subsidiaries.					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm.					*
101.INS	XBRL Instance Document.					*
101.SCH	XBRL Taxonomy Extension Schema Document.					*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	XBRL Taxonomy Definition Linkbase Document.					*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					*

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

INNOVIZ TECHNOLOGIES LTD.

Date: March 30, 2022	By:	/s/ Eldar Cegla
Name: Eldar Cegla
Title: Chief Financial Officer

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

INNOVIZ TECHNOLOGIES LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Innoviz Technologies Ltd. and its subsidiaries (the “Company”), as of December 31, 2021 and 2020, the related consolidated statements of operations, changes in convertible preferred shares and shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. As part of our audits we are required to obtain an understanding of internal controls over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2016.

Tel-Aviv, Israel

March 30, 2022

F -  2

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23,640	$49,950
Short term deposits	230,483	-
Marketable securities	11,607	-
Short-term restricted cash	901	8
Trade receivables	513	2,506
Inventory	4,256	2,164
Prepaid expenses and other current assets	3,029	3,287

Total current assets	274,429	57,915

LONG-TERM ASSETS:
Marketable securities	38,289	-
Restricted deposits	-	864
Other long-term assets	-	537
Property and equipment, net	14,502	13,245
Total long-term assets	52,791	14,646

Total assets	$327,220	$72,561

The accompanying notes are an integral part of the consolidated financial statements.

F -  3

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2021	2020
LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Trade payables	$5,764	$7,751
Advances from customers and deferred revenues	196	1,661
Employees and payroll accruals	8,997	5,528
Accrued expenses and other current liabilities	6,708	2,579
Short-term loan and current maturities	-	275

Total current liabilities	21,665	17,794

LONG-TERM LIABILITIES:
Loan, net of current maturities	-	2,224
Long-term advances from customers and deferred revenues	4,517	3,473
Other long-term liabilities	597	-
Warrants liability	1,639	-

Total long-term liabilities	6,753	5,697

CONVERTIBLE PREFERRED SHARES:
Convertible Preferred A Shares of no-par value: Authorized, issued and outstanding: 0 and 20,418,209 shares as of December 31, 2021 and 2020, respectively	-	9,000
Series B Convertible Preferred Shares of no-par value: Authorized, issued and outstanding: 0 and 15,906,053 shares as of December 31, 2021 and 2020, respectively	-	66,348
Series B-1 Convertible Preferred Shares of no-par value: Authorized, issued and outstanding: 0 and 3,032,940 shares as of December 31, 2021 and 2020, respectively	-	12,500
Series C Convertible Preferred Shares of no-par value: Authorized: 0 and 28,973,439 shares as of December 31, 2021 and 2020, respectively; Issued and outstanding: 0 and 28,216,005 shares as of December 31, 2021 and 2020, respectively	-	161,233
Series C-1 Convertible Preferred Shares of no-par value: Authorized: 0 and 15,191,550 shares as of December 31, 2021 and 2020, respectively; Issued and outstanding: 0 and 2,699,114 shares as of December 31, 2021 and 2020, respectively	-	23,734

Total convertible preferred shares	-	272,815
SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary Shares of no-par value: Authorized: 500,000,000 and 179,872,754 shares as of December 31, 2021 and 2020, respectively; Issued and outstanding: 134,098,120 and 16,948,226 shares as of December 31, 2021 and 2020, respectively	-	-
Additional paid-in capital	683,764	7,658
Accumulated deficit	(384,962)	(231,403)

Total shareholders’ equity (deficit)	298,802	(223,745)

Total liabilities, convertible preferred shares and shareholders’ equity (deficit)	$327,220	$72,561

The accompanying notes are an integral part of the consolidated financial statements

F -  4

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2021	2020	2019
Revenues (2020 revenues net of issuance of Preferred C-1 Shares in the amount of $14,800, see Note 2i)	$5,466	$(9,364)	$1,575

Cost of revenues	(10,488)	(6,407)	(1,986)

Gross loss	(5,022)	(15,771)	(411)

Operating expenses:
Research and development	93,336	57,029	59,376
Selling and marketing	23,735	5,430	6,481
General and administrative	35,560	3,753	3,190

Total operating expenses	152,631	66,212	69,047

Operating loss	(157,653)	(81,983)	(69,458)

Financial income ,net	4,378	655	2,167

Loss before taxes on income	(153,275)	(81,328)	(67,291)
Taxes on income	(284)	(183)	(10)

Net loss	$(153,559)	$(81,511)	$(67,301)

Basic and diluted net loss per ordinary share	$(1.54)	$(5.99)	$(5.22)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	102,859,891	16,514,910	15,524,845

The accompanying notes are an integral part of the consolidated financial statements.

F -  5

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)

U.S. dollars in thousands (except share and per share data)

	Convertible Preferred Shares
	Convertible Preferred Shares A		Convertible Preferred Shares B		Convertible Preferred Shares B-1		Convertible Preferred Shares C		Convertible Preferred Shares C-1		Total	Ordinary Shares		Additional Paid-in	Accumulated	Total Shareholders’ Equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Amount	Number	Amount	Capital	Deficit	(Deficit)
Balance as of January 1, 2019	20,418,209	$9,000	15,906,053	$66,348	3,032,940	$12,500	-	$-	-	$-	$87,848	15,078,780	$-	$1,934	$(82,591)	$(80,657)
Issuance of Convertible Preferred Shares C, net of issuance cost.	-	-	-	-	-	-	28,216,005	161,233	-	-	161,233	-	-	-	-	-
Exercise of shares options	-	-	-	-	-	-	-	-	-	-	-	776,508	-	73	-	73
Share-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	2,171	-	2,171
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(67,301)	(67,301)
Balance as of December 31, 2019	20,418,209	$9,000	15,906,053	$66,348	3,032,940	$12,500	28,216,005	$161,233	-	$-	$249,081	15,855,288	$-	$4,178	$(149,892)	$(145,714)
Issuance of Convertible Preferred Shares C-1, net of issuance cost	-	-	-	-	-	-	-	-	2,699,114	23,734	23,734	-	-	-	-	-
Exercise of shares options	-	-	-	-	-	-	-	-	-	-	-	1,092,938	-	284	-	284
Share-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	3,196	-	3,196
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(81,511)	(81,511)
Balance as of December 31, 2020	20,418,209	$9,000	15,906,053	$66,348	3,032,940	$12,500	28,216,005	$161,233	2,699,114	$23,734	$272,815	16,948,226	$-	$7,658	$(231,403)	$(223,745)
Issuance of Convertible Preferred Shares C-1	-	-	-	-	-	-	-	-	346,678	-	-	-	-	-	-	-
conversion of convertible preferred shares (see Note 1d)	(20,418,209)	(9,000)	(15,906,053)	(66,348)	(3,032,940)	(12,500)	(28,216,005)	(161,233)	(3,045,792)	(23,734)	(272,815)	70,618,999	-	272,815	-	272,815
Issuance of common shares in connection with PIPE offering, net of issuance costs (see Note 1d)	-	-	-	-	-	-	-	-	-	-	-	25,952,674	-	164,571	-	164,571
Transactions, net of issuance cost (see Note 1d)	-	-	-	-	-	-	-	-	-	-	-	16,246,454	-	168,596	-	168,596
Reclassification of warrants liability to equity	-	-	-	-	-	-	-	-	-	-	-	-	-	4,436	-	4,436
Exercise of shares options	-	-	-	-	-	-	-	-	-	-	-	1,918,100	-	952	-	952
Vesting of RSUs	-	-	-	-	-	-	-	-	-	-	-	2,413,667	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	64,736	-	64,736
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(153,559)	(153,559)
Balance as of December 31, 2021	-	$-	-	$-	-	$-	-	$-	-	$-	$-	134,098,120	$-	$683,764	$(384,962)	$298,802

The accompanying notes are an integral part of the consolidated financial statements.

F -  6

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2021	2020	2019
Cash Flows from Operating Activities:

Net loss	$(153,559)	$(81,511)	$(67,301)

Adjustments required to reconcile net loss to net cash used in Operating Activities:

Depreciation and amortization	3,960	2,661	1,674
Remeasurement of warrants liability	(1,216)	-	-
Issuance cost allocated to warrants liability	1,830	-	-
Increase in accrued interest and exchange rate on short-term and long-term deposits	(436)	-	-
Remeasurement of marketable securities	104	-	-
Share-based compensation	64,736	3,196	2,171
Realization of investment in non-marketable equity securities	(2,012)	-	-
Capital gain, net	-	(6)	-
Share-based payment to a customer	-	14,800	-
Interest and foreign exchange gain	(577)	(572)	(729)
Decrease (increase) in prepaid expenses and other assets	620	(1,296)	1,231
Decrease (increase) in trade receivables	1,993	(1,485)	(1,060)
Increase in inventories	(2,092)	(823)	(200)
Increase (decrease) in trade payables	(1,997)	606	(2,255)
Increase (decrease) in accrued expenses and other liabilities	3,076	(820)	(5,566)
Increase in employees and payroll accruals	3,469	2,111	223
Increase (decrease) in advances from customers and deferred revenues	(421)	1,198	2,587

Net cash used in operating activities	(82,522)	(61,941)	(69,225)

Cash flows from investing activities:

Purchase of property and equipment	(3,784)	(5,120)	(5,850)
Proceeds from sales of property and equipment	-	47	-
Withdrawal of (investment in) short term deposits, net	(230,047)	34,720	(34,720)
Decrease (increase) in restricted deposits	56	(56)	-
Investment in marketable securities	(50,000)	-	-
Proceeds from sale of non-marketable securities	2,178	-	-

Net cash provided by (used in) investing activities	$(281,597)	$29,591	$(40,570)

The accompanying notes are an integral part of the consolidated financial statements.

F -  7

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2021	2020	2019
Cash flows from financing activities:

Cash received from Transactions, net of issuance cost	121,357	-	-
Issuance of ordinary shares, net of issuance cost	217,507	-	-
Proceeds from issuance of convertible preferred shares, net of issuance cost	-	8,934	161,233
Proceeds from exercise of options	952	284	73
Proceeds from loans	-	-	2,020
Repayment of loans	(2,638)	(277)	(204)

Net cash provided by financing activities	337,178	8,941	163,122

Effect of exchange rate changes on cash, cash equivalents and restricted cash	716	748	900

Increase (decrease) in cash, cash equivalents and restricted cash	(26,225)	(22,661)	54,227
Cash, cash equivalents and restricted cash at beginning of the year	50,766	73,427	19,200

Cash, cash equivalents and restricted cash at end of the year	$24,541	$50,766	$73,427

Supplementary disclosure of cash flows activities:

(1) Cash received during the year for:

Interest	$754	$553	$1,279

(2) Cash paid during the year for:

Interest	$94	$89	$94
Income taxes	$237	$85	$10

(3) Non-cash transactions:

Non-marketable equity securities in consideration for property and equipment	$-	$64	$98
Reclassification from property and equipment, net to inventories	$-	$512	$-
Conversion of preferred shares to ordinary shares	$272,815	$-	$-
Purchase of property and equipment	$1,433	$-	$-
Reclassification of warrants liability to equity	$4,436	$-	$-
Issuance cost paid in equity	$77,250	$-	$-

(4) Cash, cash equivalents and restricted cash at end of the year

Cash and cash equivalents	$23,640	$49,950	$72,792
Short-term restricted deposits	901	8	8
Restricted deposits	-	808	627

	$24,541	$50,766	$73,427

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

c.

On February 17, 2021, Innoviz effected a 1-for-1.138974 reverse share split to cause the value of the outstanding legacy ordinary shares immediately prior to the closing of the Transactions (as defined below) to equal $10 per share. As a result, all ordinary shares, convertible preferred shares, options for ordinary shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented in these financial statements.

d.

On December 10, 2020, the Company entered into definitive agreements in connection with a merger (the “Transactions”) with Collective Growth Corporation (“Collective Growth”), a special purpose acquisition company, that resulted in Collective Growth becoming a wholly owned subsidiary of the Company upon the consummation of the Transactions on April 5, 2021 (the “Closing Date”).

The Transactions were accounted for as a recapitalization in accordance with accounting principles generally accepted in the United States (“GAAP”).

Upon closing of the Transactions, 20,418,209 Series A Convertible Preferred Shares, 15,906,053 Series B Convertible Preferred Shares, 3,032,940 Series B-1 Convertible Preferred Shares, 28,216,005 Series C Convertible Preferred Shares and 3,045,792 Series C-1 Convertible Preferred Shares were automatically converted into 70,618,999 Ordinary Shares of no-par value.

In connection with the Transactions (i) 1,875,000 shares of Class B common shares of Collective Growth, after taking into account the forfeiture of shares by the holders of Class B common shares of Collective Growth, were each exchanged for one ordinary share of no-par value of the Company (“Company Ordinary Share”), (ii) each outstanding share of Class A common shares of Collective Growth was exchanged for one Company Ordinary Share, and (iii) each outstanding warrant of Collective Growth was assumed by the Company and became one warrant of the Company (each, a “Company Warrant”) exercisable for Company Ordinary Shares (see Note 2c).

In connection with the Transactions, the Company incurred direct and incremental costs of $102,945 related to the Transactions, consisting primarily of investment banking, legal, accounting and other professional fees, out of which $101,115 were recorded to additional paid-in capital as a reduction of proceeds and $1,830 have been accounted for as General and Administrative expenses as part of the consolidated statement of operations.

F -  9

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

In addition, on the Closing Date, in connection with the consummation of the Transactions (i) the Company issued Perception Capital Partners LLC (“Perception”) an aggregate of 3,027,747 Company Warrants, (ii) the Company issued Antara Capital Master Fund LP (“Antara”) an aggregate of 3,002,674 Company Ordinary Shares and 3,784,753 Company Warrants and (iii) the Company issued Company’s Management 2,500,000 Ordinary Shares and 3,500,000 warrants (see also Note 12).

In addition, in the event that the earnout Target is reached during the Earnout Period (both “Target” and “Earnout Period” as defined in the Business Combination Agreement), then: (A) Perception shall also be entitled to receive up to 2,089,882 of additional Company Ordinary Shares, (B) Antara shall also be entitled to receive up to 312,296 of additional Company Ordinary Shares and (C) certain members of the Company’s management shall be entitled to receive up to 1,250,000 of additional Company Ordinary Shares. As of December 31, 2021, the Target was not reached and therefore no additional Company Ordinary Shares have been issued (see also Note 12).

Additionally, on the Closing Date, the Company completed the sale of Ordinary Shares to certain accredited investors (“Investors”), at a price per share of $10, for gross proceeds to the Company of $229,500, pursuant to a series of subscription agreements (“Subscription Agreements” or “PIPE”) entered into by the Company and the Investors concurrently with the execution of the Business Combination Agreement.

Upon closing of the Transactions, the Company has adopted, amended and restated articles of association to align such organizational documents with consistent with those of a publicly held company and has become a publicly traded company.

The Company's ordinary shares and warrants were listed on the Nasdaq Stock Market LLC under the trading symbols “INVZ” and “INVZW,” respectively, on April 5, 2021.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a.	Transactions:

The Transactions were accounted for as a recapitalization as pre-combination Innoviz was determined to be the accounting acquirer under Financial Accounting Standards Board (FASB)’s Accounting Standards Codification Topic 805, Business Combinations (ASC 805). In connection with the recapitalization, outstanding share capital of the pre-combination Innoviz was converted into Company Ordinary Shares, representing a recapitalization, and the net assets of the Company remained at historical cost, with no goodwill or intangible assets recorded.

The pre-combination Innoviz was deemed to be the predecessor of the Company, and the consolidated assets and liabilities and results of operations prior to the Closing Date are those of the pre-combination Innoviz.

F -  10

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Ordinary Share Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrants’ specific terms and applicable authoritative guidance. The assessment considers whether the warrants are freestanding financial instruments, meet the definition of a liability under ASC 480, are indexed to the Company’s own share and whether the warrants are eligible for equity classification under ASC 815-40. This assessment is conducted at the time of warrant issuance and as of each subsequent reporting period end date while the warrants are outstanding.

Warrants that meet all the criteria for equity classification, are required to be recorded as a component of additional paid-in capital. Warrants that do not meet all the criteria for equity classification, are required to be recorded as liabilities at their initial fair value on the date of issuance and remeasured to fair value through earnings at each balance sheet date thereafter.

Upon the closing of the Transactions, 7,499,991 public warrants and 1,918,750 private warrants, that were both issued by Collective Growth prior to the Transactions, were assumed by the Company and became Company Warrants outstanding to purchase Company Ordinary Shares.

Each warrant entitles the holder to purchase one Company Ordinary Share at a price of $11.50 per share, subject to adjustments. The warrants are exercisable at any time commencing 30 days after the completion of the Transactions and expire five years after the Closing Date or earlier upon redemption or liquidation. The Company may redeem the outstanding warrants in whole and not in part at a price of $0.01 per warrant at any time after they become exercisable, provided that the last sale price of the Company Ordinary Shares equals or exceeds $18 per share, subject to adjustments, for any 20-trading days within a 30-trading day period ending three business days prior to the date on which the Company sends the notice of redemption to the warrant holders. The private warrants have similar terms as the public warrants, except that the private warrants may be exercised for cash or on a cashless basis at the holder’s option and the private warrants will not be redeemed by the Company as long as they are held by the initial purchasers or their permitted transferees, but once they are transferred, they have the same rights as the public warrants.

As the private warrants include provisions that provide for potential changes to the settlement amounts that are dependent on the characteristics of the holder of the warrant, under ASC Section 815-40, those warrants are not indexed to the Company’s ordinary shares in the manner contemplated by that Section, so long as they are held by the initial purchasers or their permitted transferees. Therefore, the private warrants were classified as a liability, initially and subsequently measured at fair value through earnings.

Conversely, since the public warrants do not include provisions that provide for potential changes to the settlement amounts that are dependent on the characteristics of the holder of the warrant and since the Company has only one class of shares outstanding (after the Transactions), the public warrants are indexed to the Company's own share and qualify for equity classification under ASC Section 815-40.

As of December 31, 2021, 1,444,932 private warrants are no longer held by their initial purchasers or their permitted transferees. As a result, such private warrants have the same terms as the public warrants and were classified to equity. As of December 31, 2021, 473,818 private warrants remain outstanding.

F -  11

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Use of estimates:

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant items subject to such estimates and assumptions include inventory reserves, warranty provision, valuation allowance for deferred tax assets, share-based compensation including the fair value of the Company’s ordinary shares before the company became public, fair value of warrants liability and useful lives of property, plant, and equipment. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

The novel coronavirus (“COVID-19”) pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions, and the extent of its impact on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the impact on the Company’s customers. The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the period ended December 31, 2021. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods.

c.	Financial statements in U.S. dollars:

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

The Company has determined the functional currency of its foreign subsidiaries is the U.S. Dollar. The foreign operations are considered a direct and integral part or extension of the Company’s operations. The day-to-day operations of the foreign subsidiary are dependent on the economic environment of the U.S. Dollar.

F -  12

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

d.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

e.	Cash and Cash Equivalents and Restricted Cash:

The Company considers all highly liquid short-term deposits with original maturities of three months or less from the purchase date to be cash equivalents. Cash equivalents consist primarily of amounts invested in short term deposits. Restricted cash consists of long-term deposits that serves as collateral for a credit card agreement and lease agreements at the Company’s financial institutions.

f.	Inventories:

Inventories are stated at the lower of cost or estimated net realizable value.

Cost of inventories is determined as follows:

Raw materials and work in process - based on weighted average cost.

Finished goods - based on standard cost method or actual cost method, as applicable.

The Company charges cost of revenues for write-downs of inventories which are obsolete or in excess of anticipated demand based on a consideration of marketability and product life cycle stage, product development plans, component cost trends, manufacturing yields, demand forecasts, historical revenue and assumptions about future demand and market conditions.

F -  13

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation and impairment. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets, at the following annual rates:

%

Computers and software	33
Office furniture and equipment	7-15 (mainly 15)
Electronic equipment	15
Leasehold improvements	Over the shorter of the related lease period or the useful life of the assets

h.	Impairment of long-lived assets:

Long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” a (“ASC 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying value of the asset exceeds the aggregate undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During the years ended December 31, 2021, 2020 and 2019, the Company recorded impairment losses in the amount of $599, $496 and $0, respectively.

i.	Revenue recognition:

The Company follows the provisions of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), which applies to all contracts with customers. Under Topic 606, revenues are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine the appropriate revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps:

•	identify the contract(s) with a customer;

•	identify the performance obligations in the contract;

•	determine the transaction price;

•	allocate the transaction price to the performance obligations in the contract; and

•	recognize revenue when (or as) the entity satisfies a performance obligation.

F -  14

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

At contract inception, once the contract is determined to be within the scope of Topic 606, the Company assesses the goods or services promised within the contract and determines those that are performance obligations and assesses whether each promised good or service is distinct.

The Company evaluates each performance obligation to determine if it is satisfied at a point in time or over time.

Nature of Products and Services
The Company derives its revenues mainly from sales of LiDAR sensors and critical components. Revenue from LiDAR sensors and critical components is recognized at a point in time when the control of the goods is transferred to the customer, generally upon delivery.
The Company also provides application engineering services for its customers that are not part of a long-term production arrangement. Application engineering services revenue is recognized at a point in time or over time depending, among other considerations, on whether the Company has an enforceable right to payment for performance completed to date. Services to certain customers may require substantive customer acceptance due to performance acceptance criteria that is considered more than a formality. For these services, revenue is recognized upon customer acceptance. The Company did not recognize revenue related to application engineering services during the years ended December 31, 2021, 2020 and 2019 as acceptance criteria were not met.

In addition, during the year ended December 31, 2021, the Company received an upfront payment of $800 for optional future production which will be recognized once the production option will be exercised or expire.

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
On December 7, 2017, the Company entered into an agreement with a tier-1 partner (“Partner”) to provide application engineering services. Revenue related to the agreement are deferred and recognized upon customer acceptance. As of December 31, 2021 and 2020, the Company recorded deferred revenue of $3.5 million (refer also to Note 16) out of its total deferred revenue.

F -  15

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Contract liabilities consist of deferred revenue and customer advanced payments. Deferred revenue includes billings in excess of revenue recognized related to product sales and is recognized as revenue when the Company performs under the contract. The long-term portion of deferred revenue, mostly related to obligations under development agreement with OEMs and Partner, is classified as non-current contract liabilities and is included in Long-term advances from customers and deferred revenues in the Company’s consolidated balance sheets. Customer advanced payments represent required customer payments in advance of product shipments according to customer’s payment terms. Customer advance payments are recognized as revenue when control of the performance obligation is transferred to the customer.

Contract liabilities consisted of the following as of December 31, 2021 and 2020:

	December 31,
	2021	2020
Contract Liabilities, Current
Deferred Revenue	$135	$996
Customer Advance Payment	61	665

Total	$196	$1,661

Contract Liabilities, Long-Term
Deferred Revenue	$4,517	$3,473

Total Contract Liabilities	$4,713	$5,134
During the year ended December 31, 2021, the Company recognized $199 that was included in deferred revenues balance at December 31, 2020.
During the year ended December 31, 2020, the Company recognized $283 that was included in deferred revenues balance at December 31, 2019.
Remaining Performance Obligation
The Company’s remaining performance obligations are comprised of product and engineering services revenues not yet delivered. As of December 31, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations was $12.2 million, which the Company expects to recognize as revenues.

F -  16

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues (Reduction of Revenues) related to Magna (see also Note 16)

On October 12, 2020, the Company signed a Memorandum of Understanding (the "MOU") with Magna International Inc. (“Magna") one of its shareholders and a tier-1 partner, to manufacture and sell an Optical Module to an OEM customer based on the Company’s design. According to the MOU, in order to allow the manufacture of the Optical Module, the Company will supply to Magna critical components and certain machinery which is required to meet specifications and requirements as agreed by the parties. The Company identified two performance obligations in the agreement – the first, delivering a production line to Magna, consisting of the agreed upon machinery and design; the second performance obligation is the Company's obligation to enhance the production capacity of the production line.
In 2021, the Company has transferred control over the production line to Magna and completed the first performance obligation. As a result, revenue in an amount of $1,059 was recognized.
Revenue from future enhancements will be recognized when such enhancements are provided to Magna. As of December 31, 2021, these enhancements were not provided, as such long-term deferred revenue in the amount of $244 was recorded.
In connection with the MOU, on December 10, 2020, the Company issued to Magna 1,755,966 Preferred C-1 Shares of no-par value, for no additional consideration.
Furthermore, on December 10, 2020, the Company signed a performance-based warrant agreement (the "Warrant") with Magna, pursuant to which, upon the completion of certain milestones by Magna, the Company will issue to Magna warrants to receive up to: (i) 7,023,865 Ordinary Shares, in the event the Company will be registered as a public company before the issuance of the warrants, or (ii) 4,939,922 Preferred C-1 Shares in the event that the Company is not registered as a public company before the issuance of the warrants. The warrants will expire at the earlier of (i) March 31, 2023, or (ii) the date of the consummation of a change of control by the Company. As of December 31, 2021, the achievement of the performance condition was not probable.

Share-based payment awards granted to a customer are measured and classified in accordance with ASC 606 and reflected as a reduction of the transaction price and, therefore, of revenue unless the consideration is in exchange for a distinct good or service. Since the issuance of the Preferred C-1 Shares were not for distinct services, the fair value of which was not established, the Company reflected this amount as a reduction of net revenue.

F -  17

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Warranty provision:

The Company provides standard product warranties, for its pre-SOP products, for period of up to twelve months, at no extra charge, that covers the compliance of the products with agreed-upon specifications. Standard warranties are considered to be assurance type warranties and are not accounted for as separate performance obligations. A provision is recorded for estimated warranty costs based on the Company's experience.

Changes in the warranty provision, presented in Accrued expenses and other current liabilities, was as follow:

	Year ended December 31,
	2021	2020

Balance at beginning of the year	$27	$61
Warranty provision	137	198
Warranty claims settled	(104)	(232)

Balance at end of the year	$60	$27

k.	Research and development expenses:

Research and development costs include personnel-related expenses associated with the Company’s engineering personnel responsible for the design, development and testing of its products. Such costs related to software development are included in research and development expense until the technological feasibility is reached, which for the Company's software products, is generally shortly before the products are released to production. Research and development costs are charged to the consolidated statements of operations as incurred.

l.	Patent costs:

Legal and related patent costs are charged to general and administrative expenses in the consolidated statements of operations as incurred, since their realization is uncertain.

F -  18

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Share-based compensation:

The Company accounts for share-based compensation in accordance with ASC No. 718, “Compensation—Stock Compensation” (“ASC No. 718”). ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the award is recognized as an expense over the requisite service period.

The Company selected the Black-Scholes option pricing model as the most appropriate model for determining the fair value for its share options awards, whereas the fair value of restricted share units is based on the closing market value of the underlying shares at the date of grant. The option pricing model requires several assumptions, of which the most significant are the expected share price volatility and the expected option term. The company recognizes forfeitures of equity-based awards as they occur. For graded vesting awards subject to a service condition only, the Company recognizes compensation expenses based on the straight-line method over the requisite service period.

A Monte-Carlo simulation model was used to determine the grant date fair value of the Company’s Management earn-out shares by simulating the future share price daily up to the expiration date of the award. For each simulation path we determined the value of the award.  The grant date fair value of this award is the average of the values determined by each simulation. The simulation was also used to derive the requisite service period.

n.	Accrued post-employment benefit:

Severance pay

The Israeli Severance Pay Law, 1963 ("Severance Pay Law"), specifies that employees are entitled to severance payment, following the termination of their employment. Under the Severance Pay Law, the severance payment is calculated as one-month salary for each year of employment, or a portion thereof.

The Company's liability for all of its Israeli employees is covered by the provisions of Section 14 of the Severance Pay Law ("Section 14"). Under Section 14 employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, continued on their behalf to their insurance funds. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. As a result, the Company does not recognize any liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company's balance sheet.

Severance pay expenses under Section 14 for the years ended December 31, 2021, 2020 and 2019, amounted to $2,887, $2,008 and $1,735, respectively.

F -  19

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

401(k) profit sharing plans

The Company has a 401(k) retirement savings plan for its employees in the U.S. Each eligible employee may elect to contribute a portion of the employee’s compensation to the plan.

The U.S. subsidiary matches 4% of employee contributions up to the plan with no limitation. During the years ended December 31, 2021, 2020 and 2019, the Company recorded expenses for matching contributions in the amount of $30, $14 and $35, respectively.

o.	Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, “Income Taxes” (ASC 740"). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, if it is more likely than not that a portion or all of the deferred tax assets will not be realized.

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

p.	Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, marketable securities, short-term deposits and restricted deposits.

Trade receivable of the Company are mainly derived from customers located globally. The Company mitigates its credit risks by performing credit evaluations of its customers’ financial conditions and requires customer advance payments in certain circumstances. The Company generally does not require collateral.

The Company invests in marketable securities with an average credit rating of “A” and a maturity of up to three years. The Company’s investment policy is not to invest more than 5% of its investment portfolio in a single security.

F -  20

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Trade receivables:

Trade receivables are recorded at the invoiced amount and do not bear interest. Trade receivables are periodically assessed for allowance for doubtful accounts, which is the Company’s best estimate. of the amount of credit losses inherent in its existing accounts receivable. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, the current receivables aging and current payment patterns. The allowance of doubtful accounts was not material for the periods presented.

r.          Investment in marketable securities:
The Company's investment in marketable securities consists of corporate and government debentures with quoted OTC market prices. All the Company's marketable securities are classified as trading securities pursuant to ASC 320, “Investments - Debt Securities”. Marketable securities are stated at fair value as determined by the closing price of each security at balance sheet date. Unrealized gains and losses on these securities are included in financial income, net in the consolidated statements of operations.

s.	Fair value of financial instruments:

The Company applies ASC No. 820, “Fair Value Measurements and Disclosures” (“ASC No. 820”), with respect to fair value measurements of all financial assets and liabilities which are required to be measured at fair value.

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

Level 1 -	Unadjusted quoted prices in active markets that are accessible on the measurement date for identical, unrestricted assets or liabilities;

Level 2 -	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 -	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

F -  21

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying values of cash and cash equivalents, short-term and restricted deposits, trade receivables, prepaid expenses and other current assets, trade payables, employees and payroll accruals and accrued expenses and other current liabilities approximate fair values due to the short-term maturities of these instruments.

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies (see also Note 6). Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

t.	Loss per share:

The Company computes basic loss per share in accordance with ASC Topic260, “Earnings per Share” by dividing the net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is computed by considering the potential dilution that could occur upon the exercise of options granted under share based compensation plans using the treasury stock method.

Prior to the Transactions, the Company computed net loss per share using the two-class method required for participating securities. The two-class method requires income available to common shareholders for the period to be allocated between common shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considered its preferred shares to be participating securities as the holders of the preferred shares were entitled to dividends that would have been distributed to the holders of common shares, on a pro-rata basis assuming conversion of all preferred shares into common shares. These participating securities did not contractually require the holders of such shares to participate in the Company’s losses. As such, net loss for the periods presented was not allocated to the Company’s participating securities.

u.	Other comprehensive loss:

The Company has no components of comprehensive loss other than net loss. Thus, comprehensive loss is the same as net loss for the periods presented.

F -  22

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Recently adopted accounting pronouncement:

On January 1, 2021, the Company early adopted ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. Among other changes, ASU 2020-06 removes from GAAP the liability and equity separation model for convertible instruments with a cash conversion feature and a beneficial conversion feature, and as a result, after adoption, entities will no longer separately present in equity an embedded conversion feature for such debt. Similarly, the embedded conversion feature will no longer be amortized into income as interest expense over the life of the instrument. Instead, entities will account for a convertible debt instrument wholly as debt unless (1) a convertible instrument contains features that require bifurcation as a derivative under ASC Topic 815, Derivatives and Hedging, or (2) a convertible debt instrument was issued at a substantial premium. Additionally, the amendments in this update remove certain conditions that should be considered in the derivatives scope exception evaluation under Subtopic 815-40, Derivatives and Hedging - Contracts in Entity’s Own Equity. The adoption of ASU No. 2020-06 did not have a material impact on the consolidated financial statements.

w.

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

1.
In February 2016, the FASB issued ASU 2016-02 - Leases, requiring the recognition of lease assets and liabilities on the balance sheet. The standard: (a) clarifies the definition of a lease; (b) requires a dual approach to lease classification similar to current lease classifications; and (c) causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset for leases with a lease-term of more than 12 months. The standard is effective for public entities for fiscal years beginning after December 15, 2018, and for the Company for fiscal years beginning after December 15, 2020. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective date of ASU 2016-02 for non-public entities to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company intends to adopt the ASU on January 1, 2022, and interim periods within.

The Company expects adoption of the ASU to have a material impact on its consolidated balance sheet, which will result in the recognition of ROU assets and lease liabilities of approximately $33 to $35 million each on January 1, 2022. The main impact of the ASU pertains to the recognition of an ROU asset and a lease liability arising from the Company’s new office building lease agreement (see Note 9(a)). Further, the Company expects no material impact on its operating income, while its financial income, net is expected to be impacted by foreign exchange gain and losses arising from its non USD denominated lease liabilities.

F -  23

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.
In June 2016, the FASB issued ASU No. 2016-13 (Topic 326), Financial Instruments— Credit Losses: Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for the Company for fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2016-13 will have on its consolidated financial statements and related disclosures.

3.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing a variety of exceptions within the framework of ASC 740. These exceptions include the exception to the incremental approach for intra-period tax allocation in the event of a loss from continuing operations and income or a gain from other items (such as other comprehensive income), and the exception to using general methodology for the interim period tax accounting for year-to-date losses that exceed anticipated losses. The guidance will be effective for the Company beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2019-12 will have on its consolidated financial statements and related disclosures.

4.

In November 2021, the Financial Accounting Standards Board (“FASB”) issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance, which requires entities to disclose information about certain types of government assistance they receive in the notes to the financial statements. Entities are required to provide the new disclosures prospectively for all transactions with a government entity that are accounted for under either a grant or a contribution accounting model and are reflected in the financial statements at the date of initially applying the new amendments, and to new transactions entered into after that date. Retrospective application of the guidance is permitted. The amendments in this ASU are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. The adoption of ASU No. 2021-10 is not expected to have a material impact on the consolidated financial statements.

5.

In May 2021, the FASB issued ASU 2021-04—Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options, which clarifies and reduces diversity in accounting for modifications or exchanges of freestanding equity-written call options that remain equity classified after modifications or exchanges based on the substance of the transactions. The amendments in this ASU are effective for all entities for fiscal years beginning after December

15, 2021, including interim periods within those fiscal years. The adoption of ASU No. 2021-04 is not expected to have a material impact on the consolidated financial statements.

F -  24

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	INVENTORIES

a.	Inventories are comprised of the following:

	December 31,
	2021	2020

Raw materials	$1,436	$1,254
Work in process	1,552	447
Finished goods (1)	1,268	463

	$4,256	$2,164

(1) finished goods as of December 31, 2020 includes machinery to be sold to Magna (for further information see Note 2i).

b.	During the years ended December 31, 2021, 2020 and 2019, the Company recorded inventory write offs in the amount of $4,359, $2,088 and $0, respectively.

NOTE 4:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2021	2020

Government authorities	$804	$1,618
Prepaid expenses	1,837	461
Other receivables	97	118
Others	291	1,090

	$3,029	$3,287

F -  25

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

a.	Property and equipment, net consist of the following:

	December 31,
	2021	2020
Cost:
Computers and software	$5,623	$3,680
Office furniture and equipment	608	557
Electronic equipment	11,178	8,931
Leasehold improvements	4,633	4,594

	22,042	17,762

Accumulated depreciation	7,540	4,517

	$14,502	$13,245

b.	Depreciation expenses for the years ended December 31, 2021, 2020 and 2019, amounted to $3,361, $2,165 and $1,674, respectively.

NOTE 6:-	FAIR VALUE MEASUREMENTS

As for December 31, 2020, the Company had no recurring fair value measurements in the scope of ASC 820.

The below table sets forth the Company’s assets and liabilities that were measured at fair value as of December 31, 2021 by level within the fair value hierarchy.

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$49,896	$-	$49,896

Total financial assets	$-	$49,896	$-	$49,896
Liabilities:
Warrants (1)	$-	$-	$1,639	$1,639

Total financial liabilities	$-	$-	$1,639	$1,639

F -  26

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	FAIR VALUE MEASUREMENTS (Cont.)

(1)
As part of the Transactions (see Note 1d), the Company assumed a derivative warrants liability related to previously issued private placement warrants in connection with Collective Growth’s initial public offering. The Company utilizes a Black-Scholes option pricing model to estimate the fair value of the private placement warrants which is considered a Level 3 fair value measurement. The warrants are measured at each reporting period, with changes in fair value recognized in financing income, net. The change in the fair value of the derivative private warrants liability for the year ended December 31, 2021 is summarized as follows:

Year ended December 31, 2021
Balance as of December 31, 2020	$-
Private warrants liability assumed in Transactions	7,291
Change in fair value of warrants liability	(1,216)
Reclassification of warrants liability to equity	(4,436)
Balance as of December 31, 2021	$1,639

The estimated fair value of the private placement warrant derivative liabilities is determined using Level 3 inputs. Inherent in a Black-Scholes option pricing model are assumptions related to expected share price volatility, expiration, risk-free interest rate and dividend yield. The Company estimates the volatility of its private warrants based on implied volatility of the publicly traded warrants and the historical volatility of the company’s share price and of a selected peer companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve as of the valuation date for a maturity similar to the expiration of the warrants. The dividend yield is based on the historical rate, which the Company anticipates remaining at zero. The following table provides quantitative information regarding Level 3 fair value measurements inputs as their measurement dates:

	As of
	April 5,	December 31,
	2021	2021
Fair vale determined per warrant	$3.8	$3.46
Expected volatility	50%	90%
Expected annual dividend yield	0%	0%
Expected term (years)	5.0	4.3
Risk-free rate	0.9%	1.2%

F -  27

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	OTHER LONG-TERM ASSETS

Other long-term assets consisted of the following:

	December 31,
	2021	2020

Investment in non-marketable securities	$-	$166
Deferred transaction costs	-	371

	$-	$537

a.
In November 2021, the Company sold its equity investment in a privately held company with no readily determinable fair value which was accounted for under the measurement alternative pursuant to ASC 320, for $2,178. The Company recognized a profit in the amount of $2,012 in financial income, net.

b.
Deferred transactions costs consist primarily of accounting, legal, and other fees related to the Transactions. The Company capitalized $371 of deferred transaction costs within Other long-term assets in the consolidated balance sheets as of December 31, 2020. Upon closing of the Transactions, these costs were recorded as a reduction to additional paid in capital in 2021.

NOTE 8:-	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2021	2020
Warranty provision	$60	$27
Accrued expenses	5,165	2,536
Fixed assets creditors	1,433	-
Others	50	16
	$6,708	$2,579

F -  28

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENCIES

a.	Operating lease commitments:

Lease of a new Office Building

On November 1, 2021 the Company entered into a lease agreement (“New Lease Agreement”) of an office building located in Rosh Ha’ayen, Israel (“Premises”). The New Lease Agreement included a right to use office spaces and related facilities.

The lease term is for 67 months, starting from July 1, 2022. However, the Company was given access to the Premises starting from November 2021 in order to allow it to construct leasehold improvements. The Company has an option to renew the lease for additional 60 months, which will be exercised automatically unless the Company informs the lessor in advance.

The lease payments are linked to the Israeli consumer price index (CPI).

Other lease agreements

In May 2018 the Company entered into a lease agreement of a facility for its office (“Current Lease Agreement”). As a result of the New Lease Agreement, the Company informed the lessor it does not intend to extend the Current Lease Agreement beyond November 2021. In November 2021 the parties agreed to modify the existing lease agreement for an additional period, ending in August 2022. As part of the Current Lease Agreement, the Company received a loan from the owner of the Company’s office in Israel in the amount of NIS 9,700 thousand (approximately $3,119) to be used for constructing lease hold improvements. The loan bears an annual interest of 3.58% and is to be repaid in 120 fixed monthly installments of NIS 98,500 (approximately $32). As part of Company’s decision not to extend the lease, the loan was repaid in full in 2021.

Financial expenses with respect to loan for the years ended December 31, 2021, 2020 and 2019, amounted to $94, $89 and $94, respectively.

The Company also leases additional office spaces, mainly in USA.

The minimum future lease payments under the operating leases agreements subsequent to December 31, 2021, are as follows (including relevant option periods):

Year ended December 31,	Total

2022	$1,196
2023	3,198
2024	3,932
2025	4,282
2026 and thereafter	31,725

$44,333

Total rent expenses for the years ended December 31, 2021, 2020 and 2019 amounted to $1,819, $956 and $777, respectively.

F -  29

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENCIES (Cont.)

b.	Legal proceedings:

The Company is currently not part, as plaintiff or defendant, to any legal proceedings that, individually or in the aggregate, are expected by the Company to have a material effect on the Company's business, financial position, results of operations or cash flows. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. These accruals are reviewed at least yearly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a matter.

NOTE 10:-	CONVERTIBLE PREFERRED SHARES

a.	Convertible Shares as of December 31, 2021 and 2020, are comprised of the following:

	December 31,
	Authorized		Issued and outstanding		Liquidation preference
	2021	2020	2021	2020	2021	2020
	Number of shares

Preferred A Shares of no- par value (1)	-	20,418,209	-	20,418,209	-	$11,682

Preferred B Shares of no- par value (1)	-	15,906,053	-	15,906,053	-	$89,659

Preferred B-1 Shares of no- par value (1)	-	3,032,940	-	3,032,940	-	$13,693

Preferred C Shares of no- par value (1)	-	28,973,439	-	28,216,005	-	$186,954

Preferred C-1 Shares of no- par value (1)	-	15,191,550	-	2,699,114	-	$26,218

(1)
Preferred shares A, B, B-1, C, and C-1 (collectively “Preferred Shares”) conferred upon their holders the same rights conferred by the Company’s legacy Ordinary Shares (for further information see Note 12a in addition to the following rights:

Conversion rights - the holders of the Preferred Shares were entitled, at their option, to convert the Preferred Shares into Ordinary Shares by dividing the original issue price for such series of Preferred Share by the conversion price for such series of Preferred Share that was in effect at the time of conversion. The initial conversion price would have been the respective original issue price for such series of Preferred Share. The original issue price was $0.4408, $4.6366, $3.7093, $5.9842 and $9.5730 per share for the Preferred A, B, B-1, C and C-1 Shares, respectively. The applicable conversion price was subject to adjustment upon share splits or combinations, recapitalizations, or upon the issuance of any new securities at a price per share lower than the applicable conversion price of the Preferred Shares, as applicable, in effect immediately prior to such issuance. The Preferred Shares would have been automatically converted into Ordinary Shares, at the then effective conversion price, upon the closing of the sale of the Company's Ordinary Shares to the public in a firm commitment underwritten public offering, provided that the price per share in such offering reflected at least 200% of Series C-1 Preferred Shares and that such offering results in at least $100,000 of gross proceeds to the Company.

F -  30

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	CONVERTIBLE PREFERRED SHARES (Cont.)

Dividend - the holders of the Preferred Shares were entitled to a dividend only when and if declared by the Company’s board of directors. The Company was not to declare, pay or set aside any dividends on any other class or series of capital share unless the Company's outstanding Preferred Shares first received, or simultaneously received, a dividend on each outstanding Preferred Share. All dividends declared by the Company and legally available for distribution among the shareholders, would have been distributed in the following order of preference:

I.
First, the holders of the Preferred C and C-1 Shares (collectively “Preferred C Shares”) were entitled to receive, prior to any distribution to any other shareholder, on a proportional basis an amount equal to the original issue price for such series of Preferred Share, plus interest at a rate of 6% of the Preferred Shares original issue price, per annum, plus (if applicable), an amount equal to any dividends declared but unpaid thereon.

II.
Second, the holders of the Preferred B and B-1 Shares (collectively “Preferred B Shares”) were entitled to receive, in preference to each inferior class, on a proportional basis an amount calculated in the same manner as described above with respect to the Preferred C Shares.

III.
Third, the holders of the Preferred A Shares were entitled to receive, in preference to each inferior class, an amount calculated in the same manner as described above with respect to the Preferred C Shares.

F -  31

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	CONVERTIBLE PREFERRED SHARES (Cont.)

IV.
Following the full payment of the entire preferred preference to the holders of Preferred Shares, the holders of the Ordinary Shares were entitled to receive the remaining distribution proceeds (if any), pro rata based on the number of Ordinary Shares held by each such holder.

No dividends have been declared till the Transactions occurred.

Liquidation preference - in the event of “Distribution Event”, as defined in the Company's Articles of Association in effect at the time (the “AOA”), which included liquidation (including Deemed Liquidation, events such as change in control, license of substantially all of the company’s intellectual property, etc.), dissolution or winding up of the Company, all assets or proceeds of the Company legally available for distributing among the shareholders, would have been distributed among the shareholders in the same order and calculated in the same manner as described above with respect to dividend distribution.

Redemption - according to the AOA, certain holders of the Preferred C and Preferred C-1 Shares were entitled to redemption rights in the event that the Company failed to hold a board meeting within a calendar year or complete an IPO or liquidation event within the 6-year anniversary of February 2019. The AOA did not provide redemption rights to the holders of Preferred A, B and B-1 Shares.

b.
On February 24, 2019, the Company closed its initial Series C Preferred Share financing round. Pursuant to the Series C Preferred Share Purchase Agreement, the Company issued 17,186,948 series Preferred C Shares at a price of $5.9842 per share, for total consideration of $98,120, net of issuance costs in the amount of $4,730.

During 2019, the Company issued additional 11,029,057 Preferred C Shares at a price of $5.9842 per share, for a total consideration of $63,113, net of issuance costs in the amount of $2,887.
c.
On October 1, 2020, the Company closed its initial Series C-1 Preferred Share financing round with new and existing investors, according to which the Company issued 943,148 series C-1 Preferred Shares at a price per share of $9.5730 (the "Original PPS"), for a total consideration of $8,934 net of issuance costs in the amount of $95.

F -  32

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	CONVERTIBLE PREFERRED SHARES (Cont.)

The transaction documents also conferred upon certain of holders of Preferred C-1 Shares the following rights:

1.

In the event that: (i) definitive agreement in connection with transaction between the Company and a SPAC, had not been signed prior to December 31, 2020, or (ii) the closing of the Transactions contemplated under such aforementioned definitive agreements shall not have taken place prior to April 30, 2021, the Company were to issue additional Preferred C-1 Shares for no additional consideration, such that after the issuance of the additional Preferred C-1 Shares, the aggregate number of Preferred C-1 Shares held by such investors were to equal to the aggregate investment made by the investor divided by price per share as defined in the transaction documents (for the Preferred C-1 Shares actually issued see Note 10e).

2.	In the event the closing of the Transactions contemplated under such aforementioned definitive agreements shall have taken place prior to April 30, 2021, with pre-money valuation of the Company lower than $1,300 million, the Company were to issue additional Preferred C-1 Shares for no additional consideration, such that after the issuance of the additional Preferred C-1 Shares, the aggregate number of Preferred C-1 Shares held by such investors were to equal to the aggregate investment made by the investor divided by 70% of the Original PPS.

The Company concluded that the rights above are embedded within the Preferred C-1 Shares and are not eligible to be bifurcated as an embedded derivative. As such, the Company accounted for the embedded rights and the Preferred C-1 Shares as a single unit of account.

On December 10, 2020, the Company issued to Magna 1,755,966 Preferred C-1 Shares, for no cash consideration (for further information see Note 2i).

d.	On February 17, 2021, the Company effected a one-for-1.138974 reverse share split of Ordinary Shares and Preferred Shares (for further information see Note 1c).

e.

Immediately prior to the closing of the Transactions, and in accordance with the Preferred C-1 transaction documents, the Company issued to certain shareholders 346,678 Preferred C-1 Shares of no-par value, for no additional consideration.

f.	Upon closing of the Transactions, all issued and outstanding Preferred Shares were automatically converted into Ordinary Shares of no-par value. As such, the Company reclassified the preferred shares carrying amount into permanent equity (for further information see Note 1d).

g.	Classification:

Since a deemed liquidation event is not solely within the control of the Company, the Preferred Shares were classified outside of permanent equity as temporary equity pursuant to ASC 480-10-S99.

As of December 31, 2020, the Company did not adjust the carrying values of the Preferred Shares to the deemed liquidation values of such shares since a liquidation event was not probable.

F -  33

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY

a.	Composition of share capital:

	December 31,
	2021		2020
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of Shares		Number of Shares

Ordinary Shares of no-par value (1)	500,000,000	134,098,120	179,872,754	16,948,226

(1)
Ordinary Shares confer upon the holders the right to vote in annual and special meetings of the Company, and to participate in the distribution of the surplus assets of the Company upon liquidation of the Company.

b.	On February 17, 2021, the Company effected a one-for-1.138974 reverse share split of Ordinary Shares and Preferred Shares (for further information see Note 1c).

NOTE 12:-	SHARE-BASED COMPENSATION

a.	Share incentive plans:

In 2016 the Company's Board of Directors adopted an Employee Shares Incentive Plan (the “2016 Plan”). Under the 2016 Plan, options may be granted to employees, officers, consultants and directors of the Company and its subsidiaries.

The 2016 plan was terminated in 2021, although option awards outstanding as of that date will continue in full force in accordance with the terms under which they were granted.

In 2021 The Company’s Board of Directors adopted a new Share Incentive Plan (the “2021 Plan”). According to the 2021 Plan, share awards, options to purchase shares or Restricted Share Units (RSUs) may be granted to employees, directors, consultants and other service providers of the Company or any affiliate of the Company.

Under the 2021 Plan, as of December 31, 2021, a total of 4,617,720 shares were still available for future grant. Each option granted under the 2021 Plan expires no later than seven years from the date of grant. The options vest primarily over four years of employment unless the Board of Directors and the Board of Director’s Compensation Committee determines otherwise. Any option which is forfeited or cancelled before expiration becomes available for future grants.

F -  34

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHARE-BASED COMPENSATION (Cont.)

b.	Options granted:

The fair value of the Company’s share options granted for the years ended December 31, 2021, 2020 and 2019, was estimated using the following weighted average assumptions:
	Year ended December 31,
	2021	2020	2019

Expected term, in years	4.40	6.25	6.25
Expected volatility	64%	65%	65% - 70%
Risk-Free interest rate	0.48% - 1.01%	0.46% - 1.74%	1.77% - 2.65%
Expected dividend yield	0%	0%	0%

A summary of option balances as of December 31, 2021, and changes during the year then ended are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2021	8,470,761	$0.68	7.92	$43,598

Granted	10,080,000	$8.56
Exercised	(1,918,100)	$0.50		$2,363
Forfeited	(395,313)	$2.75
Expired	(2)	$1.14

Outstanding at December 31, 2021	16,237,346	$5.55	6.95	$12,905

Exercisable at December 31, 2021	7,897,642	$5.47	6.60	$6,902

The weighted-average grant date fair value of options granted during the years ended December 31, 2021, 2020 and 2019, was $4.75, $3.01 and $1.58, respectively.

Exercise price - before the Company became public in April 2021, in determining the exercise prices for share options granted, the Board of Directors considered the fair value of Ordinary Shares as of each grant date. The fair value of Ordinary Shares underlying the share options was determined by the Board of Directors at each award grant date based upon a variety of factors, including the results obtained from independent third-party valuations, the Company’s financial position and historical financial performance, the status of technological developments within the Company’s products, the composition and ability of the current management team, an evaluation or benchmark of the Company’s competition, the current business climate in the marketplace, the illiquid nature of the Ordinary Shares, arm’s length sales of the Company’s capital share, the effect of the rights and preferences of the Preferred Shares, and the prospects of a liquidity event, among others. From the date the Company became public, the fair value of each Ordinary Share was based on the closing price of the Company’s publicly traded Ordinary Shares as reported on the date of the grant.

F -  35

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHARE-BASED COMPENSATION (Cont.)

Expected volatility - as the Company became public in April 2021, there is not sufficient historical volatility for the expected term of the share options. Therefore, the Company uses an average historical share price volatility based on an analysis of reported data for a peer group of comparable publicly traded companies which were selected based upon industry similarities.

Expected term (years) - represents the period that the Company’s options granted are expected to be outstanding. There is not sufficient historical share exercise data to calculate the expected term of the share options. Therefore, the Company elected to utilize the simplified method to value option grants. Under this approach, the weighted-average expected life is presumed to be the average of the shortest vesting term and the contractual term of the option.

Risk-free interest rate - the Company determined the risk-free interest rate by using a weighted-average equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the date of grant.

Expected dividend yield - since inception, the Company has not paid and does not anticipate paying any dividends in the foreseeable future. Thus, the Company used 0% as its expected dividend yield.

c.	RSUs granted:

A summary of RSUs activity for the year ended December 31, 2021, is as follows:

	Number of shares	Weighted average grant date fair value per share

Unvested as of December 31, 2020	-	$-
Granted	6,361,724	$9.26
Vested	(2,413,667)	$9.92
Forfeited	(37,456)	$8.5
Unvested as of December 31, 2021	3,910,601	$8.87

F -  36

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHARE-BASED COMPENSATION (Cont.)

d.	Management earn-out shares:

The fair value of the Management earn-out shares granted to officers on May 12, 2021 was estimated using the Monte Carlo pricing model under the following assumptions:

May 12, 2021

Share Price	$9.75
Expected volatility	77.50%
Risk-Free interest rate	0.66%
Threshold	$12.5
Term (years)	4

Share price - the share price was based on the closing price of the share on day of grant.

Expected volatility - the Company estimates the volatility of the earn-out shares based on the historical volatility of the company’s share price and of a selected peer companies that matches the expected remaining life of the earn-out shares.

Risk-free interest rate - the Company determined the risk-free interest rate by using a weighted average equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the date of grant.

Threshold - the Company determined the earnout share price as part of the Transactions agreement.

e.

The total share-based compensation expense related to all of the Company's equity-based awards, which include options and RSUs recognized in the Company's consolidated statements of operations are as follow:

	Year ended December 31,
	2021	2020	2019

Research and development	$25,504	$2,649	$1,695
Sales and marketing	17,153	338	374
General and administrative	22,079	209	102

	$64,736	$3,196	$2,171

As of December 31, 2021, unrecognized compensation cost related to share options and RSUs was $49,907, which is expected to be recognized over a weighted average period of 2.89 years.

f.	For awards issued for non-employees services, see Note 1d.

These awards were accounted for as issuance costs in connection with the Transactions.

F -  37

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME

a.	Corporate tax rates in Israel:

The corporate tax rate in Israel in 2019 and thereafter is 23%.

b.	Income taxes in US subsidiary:

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the “U.S. Tax Reform”); a comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes, most of which are effective for tax years beginning after December 31, 2017, include several key tax provisions that might impact the Company, including, among others: (i) a permanent reduction to the statutory federal corporate income tax rate from 35% (top rate) to 21% (flat rate) effective for tax years beginning after December 31, 2017; (ii) a new tax deduction in the amount of 37.5% of “foreign derived intangible income” that effectively reduces the federal corporate tax on certain qualified foreign derived sales/licenses/leases and service income in excess of a base amount to 13.125% (as compared to the regular corporate income tax rate of 21%); (iii) stricter limitations on the tax deductibility of business interest expense; (iv) a participation exemption for certain repatriations of earnings to the United States (along with certain rules designed to prevent erosion of the U.S. income tax base); (v) a one-time deemed repatriation tax on accumulated offshore earnings held in cash and illiquid assets, with the latter taxed at a lower rate; and (vi) an expansion of the U.S. controlled foreign corporation (“CFC”) anti-deferral starting with the CFC’s first tax year beginning in 2018 intended to tax in the U.S. “global intangible low-taxed income” (“GILTI”).

c.	Carryforward tax losses and credits:

As of December 31, 2021, the Company had operating loss carry forwards for Israeli income tax purposes of approximately $311,000 which may be offset indefinitely against future taxable income.

F -  38

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The principal components of the Company’s deferred tax assets are as follows:

	December 31,
	2021	2020

Deferred tax assets:

Net operating loss carryforward	$72,116	$37,819
Research and development costs carryforward	18,357	15,997
Accrued Expenses	725	446
Share-based compensation	20	23
Property and equipment	155	-
Other	3,925	3,348

Total deferred tax assets	95,298	57,633

Valuation allowance	(95,264)	(57,621)

Deferred tax liabilities:

Property and equipment	-	(12)
Other	(34)	-

Total deferred tax liabilities	(34)	(12)

Net deferred tax	$-	$-

Based on the available evidence, management believes that it is more likely than not that certain of its deferred tax assets relating to net operating loss carryforwards and other temporary differences in Israel will not be realized and accordingly a valuation allowance has been provided.

As of December 31, 2021, and 2020, the Company has not provided a deferred tax liability in respect of cumulative undistributed earnings relating to the Company’s foreign subsidiaries, as the Company intends to keep these earnings permanently invested.

F -  39

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

e.	Loss before taxes on income is comprised as follows:

	Year ended December 31,
	2021	2020	2019

Domestic	$(153,091)	$(81,462)	$(67,306)
Foreign	(184)	134	15

Loss before taxes on income	$(153,275)	$(81,328)	$(67,291)

f.	Income taxes are comprised as follows:

	Year ended December 31,
	2021	2020	2019

Current	$284	$183	$10

Domestic	232	128	-
Foreign	52	55	10

Income taxes	$284	$183	$10

g.	The reconciliation of the tax benefit at the Israeli statutory tax rate to the Company’s income taxes is as follows:

	Year ended December 31,
	2021	2020	2019

Israel tax provision at statutory rate	23.00%	23.00%	23.00%
Non-deductible share-based compensation	(2.00)%	(0.61)%	(0.63)%
Effect of other permanent differences	0.47%	(0.01)%	(0.06)%
Change in valuation allowance	(24.41)%	(22.86)%	(22.32)%
Issuance costs	3.68%	-	-
Other adjustments	0.93%	0.25%	-

Effective tax rate	(0.19)%	(0.23)%	(0.01)%

h.	Tax assessments:

The Company is currently in the process of income tax audits in Israel, for the tax years 2016 through 2018. The Company's tax assessments through 2015 are considered final.

As of December 31, 2021, the tax returns of the Company and its main subsidiaries are still subject to audits by the tax authorities for the tax years 2016 through 2021.

F -  40

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

i.	Uncertain tax positions:

The Company has reviewed the tax positions taken, or to be taken, in its tax returns for all tax years currently open to examination by a taxing authority. As of December 31, 2021 and 2020, the Company has not recorded any uncertain tax position liability.

NOTE 14:-	BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of the net loss per share for the period presented:

	Year ended December 31,
	2021	2020	2019

Numerator:

Net loss	$(153,559)	$(81,511)	$(67,301)
Preferred share accrued cumulative dividend rights	(5,044)	(17,473)	(13,664)

Total loss attributable to ordinary shares	$(158,603)	$(98,984)	$(80,965)

Denominator:

	102,859,891	16,514,910	15,524,845

The following potential ordinary shares have been excluded from the calculation of diluted net loss per share for the period presented due to their anti-dilutive effect:

a.
16,231,241 warrants, 2,402,178 sponsors earnout shares, 20,147,947 outstanding options to purchase Ordinary Shares and unvested RSUs as of December 31, 2021 (in addition to 70,618,999 underlying the Company's Preferred Shares that were outstanding prior to April 5, 2021).

b.
20,418,209 Preferred A Shares, 15,906,053 Preferred B Shares, 3,032,940 Preferred B-1 Shares, 28,216,005 Preferred C Shares, 2,699,114 Preferred C-1 Shares and 8,470,758 options outstanding to purchase Ordinary Shares as of December 31, 2020.

c.
20,418,209 Preferred A Shares, 15,906,053 Preferred B Shares, 3,032,940 Preferred B-1 Shares, 28,216,005 Preferred C Shares and 7,834,282 options outstanding to purchase Ordinary Shares as of December 31, 2019.

F -  41

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	GEOGRAPHIC AND CUSTOMER INFORMATION

a.	Geographic information:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location where the customers accept delivery of the products and services:

	Year ended December 31,
	2021	2020	2019

Europe, Middle East and Africa (*)	$2,570	$3,803	$1,105
Asia Pacific	538	1,078	182
North America (**)	2,358	(14,245)	288

	$5,466	$(9,364)	$1,575

(*)	Include revenues from Germany in the amount of $2,491, $3,635 and $983 in the years ended December 31, 2021, 2020 and 2019, respectively.

(**)	Include revenues from United States only. During the year ended December 31, 2020, a reduction of revenue in the amount of $14,800 was recorded (see also Note 2i).

b.	The Company's long-lived assets (property and equipment, net) are located as follows:

	Year ended December 31,
	2021	2020

Israel	$14,341	$13,053
United States	40	74
Germany	29	34
Belarus	92	84

	$14,502	$13,245

c.	Customers accounted for over 10% of revenue:

As of December 31, 2021, the Company had one customer that accounted for 82% of revenues.

As of December 31, 2020, the Company had three customers that accounted for 51%, 22% and 10% of revenues (excluding the reduction of revenues of issuance of Preferred C-1 Shares).

As of December 31, 2019, the company had one customer that accounted for 64% of revenues

F -  42

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.	Balances with the related parties:

	December 31,
	2021	2020

Trade receivable	$420	$1,146

Long term deferred revenues	$3,864	$3,473

b.	Transactions with the related parties:

	Year ended December 31,
	2021	2020	2019

Revenues (net revenues)	$4,500	$(12,014)	$1,002

During the years ended December 31, 2021, 2020 and 2019 the Company earned $4,500, $(12,014) and $1,002 respectively, in revenues (net revenues) from the sale of services and goods to a shareholder (also refer to Note 2i).

As of December 31, 2021 and 2020, the Company recorded receivables of $420 and $1,146, respectively from the same shareholder mentioned above in connection with the revenues earned, included as Trade Receivable on the accompanying consolidated balance sheets. The receivables are collected in the ordinary course of business.

As of December 31, 2021 and 2020, the Company recorded deferred revenue of $3,864 and $3,473, respectively, from the same shareholder mentioned above in connection with the revenues earned, included as Long-term advances from customers and deferred revenues on the accompanying consolidated balance sheets.