Form 20-F
period 2022-12-31
Innoviz Technologies Ltd.
filed 2023-03-09
CIK 1835654

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Innoviz Technologies Campus
5 Uri Ariav Street, Bldg. C
Nitzba 300, Rosh HaAin, Israel

(Address of principal executive offices)
Eldar Cegla
Chief Financial Officer
Innoviz Technologies Campus
5 Uri Ariav Street, Bldg. C
Nitzba 300, Rosh HaAin, Israel
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. As of December 31, 2022, the issuer had 136,185,264 ordinary shares outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

- i -

- ii -

ABOUT THIS ANNUAL REPORT

Except where the context otherwise requires or where otherwise indicated in this annual report (this “Annual Report”), the terms “Innoviz,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to Innoviz Technologies Ltd., together with its consolidated subsidiaries as a consolidated entity.

All references in this Annual Report to “Israeli currency” and “ILS” refer to Israeli New Shekels, the terms “dollar,” “USD” or “$” refer to U.S. dollars and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

All references in this Annual Report to “Business Combination” refer to the transactions effected under the Business Combination Agreement, dated as of December 10, 2020 (the “Business Combination Agreement”), by and among Collective Growth Corporation, a Delaware corporation (“Collective Growth”), Innoviz, Hatzata Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Innoviz (“Merger Sub”), solely for purposes of Sections 2.2(d), 2.3(a), 2.8, 2.9, 5.2, 5.5, 7.2 and Article VIII thereto, Perception Capital Partners, LLC, a Delaware limited liability company (“Perception”), and solely for purposes of Sections 5.2, 5.5, 5.7 and Article VIII thereto, Antara Capital LP, a Delaware limited partnership and investment manager acting on behalf of certain funds it manages and/or designees (“Antara Capital”). Pursuant to the Business Combination Agreement, Merger Sub merged with and into Collective Growth, with Collective Growth surviving the merger. Upon consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement on April 5, 2021, Collective Growth became a wholly owned subsidiary of Innoviz.

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

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This document contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this Annual Report may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report may constitute “forward-looking statements” for purposes of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz's products, the markets in which Innoviz operates and Innoviz's projected future results. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “strategy”, “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,”, “will be”, “will continue”, “will likely result”, “contemplate,” “possible” or similar words. Statements regarding our future results of operations and financial position, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, are forward-looking statements.

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

•
continued pricing pressures, automotive original equipment manufacturers (“OEM”) cost reduction initiatives and the ability of automotive OEMs to re-source or cancel vehicle or technology programs may result in lower than anticipated margins, or in incremental losses, which may adversely affect our business;

•
we are creating innovative technologies by designing and developing unique components. The high price of or low yield in these components may affect our ability to sell at competitive prices or may lead to losses;

•	there are significant risks to providing our products as a direct supplier to customers;

•
we expect to invest substantially in research and development for the purpose of developing and commercializing new products. These investments could significantly reduce our profitability or increase our losses and may not generate revenue for us;

•	we may experience significant delays in the design, production and launch of our LiDAR products, which could harm our business, prospects, financial condition and operating results;

•
we are substantially dependent on a limited number of customers. The automotive industry is comprised of a relatively small number of players, which makes each design win material for us, and our business could be materially and adversely affected if any of our customers terminate our programs following such wins;

•	designing and manufacturing LiDARs on a mass-production scale requires meeting stringent quality requirements and we may face significant challenges and complexities in this process;

•
the period of time from a design win to implementation is long and we are subject to the risk of cancellations or postponements of contracts or failure to successfully meet customers’ requirements for start of production (“SOP”);

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

Many important factors, in addition to the factors described above and in other sections of this Annual Report, could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from estimates or forward-looking statements. We qualify all our estimates and forward-looking statements by these cautionary statements.

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

•
Continued pricing pressures, automotive OEM cost reduction initiatives and the ability of automotive OEMs to re-source or cancel vehicle or technology programs may result in lower than anticipated margins, or in incremental losses, which may adversely affect our business.

•
We are creating innovative technologies by designing and developing unique components. The high price of or low yield in these components may affect our ability to sell at competitive prices or may lead to losses.

•	There are significant risks to providing our products as a direct supplier to customers.

•
We expect to invest substantially in research and development for the purpose of developing and commercializing new products. These investments could significantly reduce our profitability or increase our losses and may not generate revenue for us.

•	We may experience significant delays in the design, production and launch of our LiDAR products, which could harm our business, prospects, financial condition and operating results.

•
We are substantially dependent on a limited number of customers. The automotive industry is comprised of a relatively small number of players, which makes each design win material for us and our business could be materially and adversely affected if any of our customers terminate our programs following such wins.

•	Designing and manufacturing LiDARs on a mass-production scale requires meeting stringent quality requirements and we may face significant challenges and complexities in this process.

•
The period of time from a design win to implementation is long and we are subject to the risk of cancellations or postponements of contracts or failure to successfully meet customers’ requirements for SOP.

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

•
As part of growing our business, we may in the future make acquisitions. If we fail to successfully select, execute or integrate our acquisitions, then our business, results of operations and financial condition could be materially and adversely affected and the price of our ordinary shares and warrants could decline.

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

•
We rely on third-party suppliers and are susceptible to supply shortages, long lead times for components and supply changes, any of which could disrupt our supply chain and could delay deliveries of our products to customers.

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

•
As a result of being a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our ordinary shares.

•	The market price and trading volume of our ordinary shares and warrants may be volatile and could decline significantly.

•
Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to a number of factors, some of which are beyond our control, resulting in a decline in the price of our ordinary shares and warrants.

•	We may lose our “foreign private issuer” status in the future, which could result in significant additional costs and expenses.

•
As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements of the Nasdaq Stock Market LLC (“Nasdaq”).

•	The tax benefits that are available to us require that we continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

•	The rights and responsibilities of our shareholders are governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

The other matters described in this section titled “Risk Factors”.

Risks Related to Our Business

Our limited operating history and evolving business model makes evaluating our business and future prospects difficult and may increase the risk of your investment.

Our company has been focused on developing LiDAR products for autonomous driving systems since our inception in 2016. This relatively limited operating history makes it difficult to evaluate our future prospects and the risks and challenges we may encounter. Further, because we have limited historical financial data and we operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. In addition, our business model may evolve, which could render our historical operating history and financial data less useful in assessing our prospects. For example, in addition to our traditional model of selling LiDAR systems directly to customers, we are currently selling a chipset containing components to Magna Electronics Inc. (“Magna”), which then assembles the LiDAR system for one of our customers.

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

Continued pricing pressures, automotive OEM cost reduction initiatives and the ability of automotive OEMs to re-source or cancel vehicle or technology programs may result in lower than anticipated margins, or in incremental losses, which may adversely affect our business.

Cost-cutting initiatives adopted by our customers often result in increased downward pressure on pricing. We expect that our agreements with automotive OEMs may require step-downs in pricing over the term of the agreements or, if commercialized, over the periods of production. In addition, our automotive OEM customers often reserve the right to terminate their supply contracts for convenience, which enhances their ability to obtain price reductions. Automotive OEMs possess significant leverage over their suppliers, including us, because the automotive component supply industry is highly competitive, serves a limited number of customers and has a high fixed cost base. Accordingly, we expect to be subject to substantial continuing pressure from automotive OEMs and Tier-1 suppliers, as applicable, to reduce the price of our products. We also face pricing pressure in our smaller, non-automotive projects. It is possible that pricing pressures beyond our expectations could intensify as our customers pursue restructuring, consolidation and cost-cutting initiatives. If we are unable to generate sufficient production cost savings in the future to offset price reductions, our gross margin and profitability would be adversely affected.

We are creating innovative technologies by designing and developing unique components. The high price of or low yield in these components may affect our ability to sell at competitive prices or may lead to losses.

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

We are leveraging our in-house knowledge developed via our engagement and development history to approach customers directly. This new approach means entering into direct agreements with customers and not having a Tier-1 “middleman” to take on some of the risks involved in such long-term engagements, as is the case with the two design wins announced in 2022. Additional risks include the responsibilities associated with interacting directly with customers on complex tasks such as full design validation, direct customer support and car integration. Each of these responsibilities includes additional operating costs, increased liabilities and additional indemnification responsibilities that we did not face previously when using a Tier-1 “middleman.” In addition, conflicts may arise when we compete with our existing customers for business as a Tier-1 supplier and this competition may adversely affect our existing business relationships with these other Tier-1s. Furthermore, as a Tier-1 supplier we are competing directly with more-established Tier-1s that have existing agreements and relationships with the automotive OEMs, which may provide them certain advantages as compared to us.

We expect to invest substantially in research and development for the purpose of developing and commercializing new products. These investments could significantly reduce our profitability or increase our losses and may not generate revenue for us.

Our future growth depends on maintaining our technological leadership in order to introduce new products that penetrate new markets and achieve market acceptance. We therefore plan to incur substantial research and development costs as part of our efforts to design, develop, manufacture, and commercialize new products and enhance existing products. Our research and development expenses were approximately $95.1 million, $93.3 million and $57.0 million during the years ended December 31, 2022, 2021 and 2020, respectively, and are likely to grow in the future. Future research and development expenses will adversely affect the future results of our operations. In addition, our research and development program may not produce successful results, and even if it does successfully produce new products, those products may not achieve market acceptance, create additional revenue or become profitable.

We may experience significant delays in the design, production and launch of our LiDAR products, which could harm our business, prospects, financial condition and operating results.

Our recently launched products, InnovizTwo and Innoviz360, are still in the development phase. Any delay in the design, production and commercial release of InnovizTwo or Innoviz360, or of any other future products, could materially damage our brand, business, prospects, financial condition and operating results. There are often delays in the design, production and commercial release of new products. To the extent we delay the launch of any future product, our growth prospects could be adversely affected as we may fail to increase our market share.

We are substantially dependent on a limited number of customers. The automotive industry is comprised of a relatively small number of players, which makes each design win material for us and our business could be materially and adversely affected if any of our customers terminate our programs following such wins.

Historically, our business is substantially dependent on our design win with BMW. We are the supplier of LiDAR to the BMW Level 3 program (“BMW L3 Program”), through our Tier-1 partner, Magna. For the years ended December 31, 2022, December 31, 2021 and December 31, 2020, sales to Magna accounted for approximately $4.6 million, $4.5 million and $2.8 million (excluding negative revenues due to the issuance of shares of Series C-1 Convertible Redeemable Preferred Stock of no-par value to Magna in the amount of $14.8 million), respectively, representing 77%, 82%, and 52% of our total revenues, during each respective period. In addition, we anticipate that our business will be substantially dependent on our continued relationship with BMW as well as on our design wins with Cariad SE for the Volkswagen brands (“Volkswagen”) and two other customers. There can be no assurance that we will be able to maintain our relationship with BMW or Magna and secure orders from Magna for BMW’s program or that our recent design wins will result in increased revenues or profitability. If these customers terminate or significantly alter or delay our programs with them and/or alters their respective relationships with us in an adverse manner, our business would be materially and adversely affected. Similarly, if we are unable to maintain our relationship with Magna, or if our arrangement with Magna is modified so that the economic terms become less favorable to us, then our business would be materially and adversely affected.

Designing and manufacturing LiDARs on a mass-production scale requires meeting stringent quality requirements and we may face significant challenges and complexities in this process.

We expect to begin manufacturing LiDARs on a mass-production scale in connection with the BMW L3 Program followed in the future by manufacturing LiDARS on a mass-production scale in connection with our other design win programs. The design and manufacturing of LiDARs on a mass-production scale requires us to meet stringent quality requirements. To date, we have not manufactured LiDARs on a mass-production scale in connection with any of our programs, and we expect to face significant challenges and complexities which we will need to resolve expeditiously while continuing to develop new products. As a result, we may not be able to manufacture LiDARs on a mass-production scale without delays or unexpected costs, among other factors, which could adversely affect our business.

The period of time from a design win to implementation is long and we are subject to the risk of cancellations or postponements of contracts or failure to successfully meet customers’ requirements for SOP.

Prospective customers, including those in the automotive industry, generally must make significant commitments of resources to test and validate our products and confirm that they can integrate with other technologies before including them in any particular system, product or model. The development cycles of our products with new customers varies widely depending on the application, market, customer and the complexity of the product. In the automotive market, for example, this development cycle can be four to five years or more. As a result of these lengthy development cycles, we spend significant time and resources to have our products selected by automotive OEMs and their suppliers for use in a particular vehicle model, which is known as a design win. If we do not achieve a design win with respect to a particular vehicle model, we may not have an opportunity to supply our products to the automotive OEM for that vehicle model for a period of many years. If our products are not selected by an automotive OEM or its suppliers for one vehicle model or if our products are not successful in that vehicle model, it is unlikely that our products will be deployed in other vehicle models of that automotive OEM. Further, we are subject to the risk that customers might cancel or postpone implementation of our technology, as well as the risk that we will not be able to integrate our hardware and software technologies successfully into a larger system with other sensing modalities. If we fail to win a significant number of vehicle model programs from one or more of automotive OEMs or their suppliers, or our customers cancel or postpone implementation, our business, results of operations and financial condition may be materially and adversely affected.

If market adoption of LiDAR for autonomous vehicles does not continue to develop, or develops more slowly than we expect, our business will be adversely affected.

While our LiDAR-based solutions are applied to different use cases across end markets, we have been and expect to continue to be significantly focused on automotive applications. Despite the fact that the automotive industry has engaged in considerable effort to research and test LiDAR products for advanced driver assistance systems (“ADAS”) and autonomous driving applications, there is no guarantee that the automotive industry will introduce LiDAR products in commercially available vehicles in the near future, if at all. LiDAR products are still relatively new in the market and it is possible that other sensor technologies and devices, based on new or existing technology or a combination of technologies, will achieve acceptance or leadership in the ADAS and autonomous driving industries. Even if LiDAR products are used in initial generations of autonomous driving or ADAS technology, we cannot guarantee that LiDAR products will be designed into or included in subsequent generations of such commercialized technology. In addition, we expect that initial generations of autonomous vehicles will be focused on limited applications, such as robotaxis, and that mass market adoption of autonomous technology in consumer vehicles may lag behind these initial applications significantly. The speed of market growth for ADAS or autonomous vehicles is difficult if not impossible to predict, and it is more difficult to predict this market’s future growth in light of the economic consequences of, among other things, the COVID-19 pandemic, increasing inflation and interest rates in Israel, the U.S. and globally, and the Ukraine-Russia war. In addition, to the extent that the market for autonomous vehicles develops successfully, we expect that there will be increasing competition from providers of sensing technology based on LiDAR and other modalities. If commercialization of LiDAR products is not successful, or not as successful as we or the market expect, or if other sensing modalities is preferred over our LiDAR product by developers of autonomous driving systems or ADAS, OEMs, regulators and safety organizations or other market participants by the time autonomous vehicle technology achieves mass market adoption, our business, results of operations and financial condition will be materially and adversely affected.

We target many customers that are large companies with substantial negotiating power, exacting product standards and potentially competitive internal solutions. If we are unable to sell our products to these customers, our prospects and results of operations will be adversely affected.

Many of our customers and potential customers are large, multinational companies with substantial negotiating power relative to us and, in some instances, may have internal solutions that are competitive to our products. These large, multinational companies also have significant resources, which may allow them to acquire or develop competitive technologies either independently or in partnership with others. Accordingly, even after investing significant resources to develop a product, we may not secure a design win or may not be able to commercialize a product on profitable terms because, among other things, these companies have extremely strong negotiation positions to demand terms that are friendly for them, including reduced prices. If our products are not selected by these companies or if these companies develop or acquire competitive technology or negotiate terms that are disadvantageous to us, it will have an adverse effect on our business.

We may need to raise additional funds in the future in order to execute our business plan and these funds may not be available to us when we need them. If we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be negatively affected.

We will likely require additional capital in the future in order to fund our growth strategy or to respond to technological advancements, competitive dynamics or technologies, customer demands, business opportunities, challenges, acquisitions or unforeseen circumstances. We may also determine to raise equity or debt financing for other reasons. For example, in order to further enhance business relationships with current or potential customers or partners, we may issue equity or equity-linked securities to such current or potential customers or partners.

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

We continue to make investments and implement initiatives designed to grow our business, including:

•	investing in research and development;

•	expanding our sales and marketing efforts to attract new customers across industries and geographies;

•	investing in new applications and markets for our products;

•	attracting and retaining talent to develop, support and promote our business across different functions and geographies, further enhancing our manufacturing processes and partnerships; and

•	investing in legal, accounting and other administrative functions necessary to support our operations as a public company.

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

The markets in which we compete are characterized by rapid technological change, which requires us to continue to develop new products and product innovations and could adversely affect market adoption of our products.

While we intend to invest substantial resources in research and development, continuing technological changes in sensing technology, as well as changes in the ADAS and autonomous driving industries, could adversely affect adoption of LiDAR and/or our products. Our future success will depend on our ability to develop and introduce a variety of new capabilities and innovations to our existing product offerings, as well as to introduce a variety of new product offerings to address the changing needs of the markets in which we offer our products. For example, we continue our work on our InnovizTwo and Innoviz360 products, as well as several other new LiDAR products. We cannot guarantee that our new products will be released in a timely manner, or at all, or achieve market acceptance. Delays in delivering new products that meet customer requirements could damage our relationships with customers and lead them to seek alternative sources of supply.

If we are unable to devote adequate resources to develop and improve our products or cannot otherwise successfully develop products or system configurations that meet customer requirements, including pricing, on a timely basis or that remain competitive with other technological alternatives, our products could lose market share, our revenue will decline, we may experience operating losses and our business and prospects will be adversely affected.

Certain of our strategic, development and supply arrangements could be terminated or may not materialize into long-term contract partnership arrangements.

We have arrangements with strategic, development and supply partners and collaborators. Some of these arrangements are evidenced by memorandums of understandings, early-stage agreements that are used for design and development purposes that will require renegotiation at later stages of development or replacement by production or master agreements under separately negotiated statements of work, each of which could be terminated or may not materialize into next-stage contracts or long-term contract partnership arrangements. If these arrangements are terminated or if we are unable to enter into next-stage contracts or long-term operational contracts, our business, prospects, financial condition and operating results may be materially and adversely affected.

Adoption of LiDAR for other emerging markets may not occur or may occur much more slowly than we anticipate, which would adversely affect our business and prospects.

We are investing in and pursuing market opportunities outside of the automotive markets, including in industrial, delivery, trucking, robotaxis and shuttles, smart infrastructure, construction, agriculture and mining, marine, surveillance and security robots, mapping applications for topography and smart city initiatives. We believe that our future revenue growth, if any, will depend in part on our ability to expand within new markets such as these and to enter new markets as they emerge. Each of these markets presents distinct risks and, in many cases, requires us to address the particular requirements of that market.

Addressing these requirements can be time-consuming and costly. The market for LiDAR technology outside of automotive applications is relatively new, rapidly developing and unproven in many markets or industries. Many of the participants in the markets for LiDAR technology outside of the automotive industry are still in testing and developing their technologies and products and may not succeed in commercialization of products or systems with LiDAR products or at all. We cannot be certain that LiDAR will be sold into these markets, or any market outside of automotive market, at scale. Adoption of LiDAR products, including our products, outside of the automotive industry will depend on numerous factors, including: whether the technological capabilities of LiDAR and LiDAR-based products meet users’ current or anticipated needs, whether the benefits of designing LiDAR into larger sensing systems outweigh the costs, complexity and time needed to deploy such technology or replace or modify existing systems that may have used other modalities such as cameras and/or radar, whether users in other applications can move beyond the testing and development phases and proceed to commercializing systems supported by LiDAR technology and whether LiDAR developers such as us can keep pace with rapid technological change in certain developing markets. If LiDAR technology does not achieve commercial success outside of the automotive industry, or if the market develops at a pace slower than we expect, our business, results of operation and financial condition may be materially and adversely affected.

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

We expect to experience significant growth in the scope and nature of our operations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, compliance programs and reporting systems. We continue to strengthen our compliance programs, including our compliance programs related to export controls, privacy and cybersecurity and anti-corruption. We may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing controls, programs, systems and procedures, which could have an adverse effect on our business, reputation and financial results.

As part of growing our business, we may in the future make acquisitions. If we fail to successfully select, execute or integrate our acquisitions, then our business, results of operations and financial condition could be materially and adversely affected and the price of our ordinary shares and warrants could decline.

From time to time, we may in the future undertake acquisitions to add new products and technologies, acquire talent, gain new sales channels or enter into new markets or sales territories. Acquisitions involve numerous risks and challenges, including relating to the successful integration of the acquired business and its key personnel, entering into new territories or markets with which we have limited or no prior experience, establishing or maintaining business relationships with new customers, channel partners, vendors and suppliers, as well as unexpected liabilities and potential post-closing disputes. In addition, acquisitions may require a significant commitment of management time, capital investment and other resources.

To date, we have not grown our business through acquisitions and we do not have a history of integrating acquired technology and personnel. Failure to successfully identify, complete, manage and integrate acquisitions could materially and adversely affect our business, financial condition and results of operations and could cause the price of our ordinary shares and warrants to decline.

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

The markets for sensing technology applicable to autonomous solutions across numerous industries are highly competitive. Our future success will depend on our ability to lead by continuing to develop and protect from infringement advanced LiDAR technology in a timely manner and to stay ahead of existing and new competitors. Our competitors are numerous and they compete with us directly by offering LiDAR products and indirectly by attempting to solve some of the same challenges with different technology. We face competition from camera and radar companies, other developers of LiDAR products, Tier-1 suppliers and other technology and automotive supply companies, some of which have significantly greater resources than we do. Some examples of our competitors include Hesai, Robosense, Ouster, Luminar, Aeye, Valeo SA, Cepton and Continental. In the automotive market, some of our competitors have commercialized non-LiDAR-based ADAS technology which has achieved market adoption, strong brand recognition and may continue to improve these and additional technologies, further enhancing their brand recognition and standing. Other competitors are working towards commercializing autonomous driving technology and either by themselves, or with a publicly announced partner, have substantial financial, marketing, research and development and other resources. Some of our customers in the autonomous vehicle and ADAS markets have announced development efforts or made acquisitions directed at creating their own LiDAR-based or other sensing technologies, which would compete with our solutions. We do not know how close these competitors are to commercializing autonomous driving systems or novel ADAS applications. In markets outside of the automotive industry, our competitors, such as Ouster, Livox, Hesai, Leishen and Robosense, seek to develop new sensing applications across industries. Even in these emerging markets, we face substantial competition from numerous competitors seeking to prove the value of their technology. Additionally, increased competition may result in pricing pressure and reduced margins and may impede our ability to increase the sales of our products or may cause us to lose market share, either of which will adversely affect our business, results of operations and financial condition.

We expect our results of operations to fluctuate on a quarterly and annual basis, which could cause the price of our ordinary shares and warrants to fluctuate or decline.

Our quarterly and annual results of operations have fluctuated in the past and may vary significantly in the future. As such, historical comparisons of our operating results may not be meaningful. In particular, because our sales to date have primarily been to customers making purchases for research and development projects, sales in any given quarter can fluctuate based on the timing and success of our customers’ development projects. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and may not fully reflect the underlying performance of our business. These fluctuations could adversely affect our ability to meet our expectations or those of securities analysts or investors. If we do not meet these expectations for any period, the value of our business and our securities could decline significantly. Factors that may cause these quarterly or annual fluctuations include, without limitation, those listed below:

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

Our financial performance can be affected by the mix of products we sell during a given period. If our sales include more of our lower gross margin products, our results of operations and financial condition may be adversely affected. There can be no guarantees that we will be able to successfully alter our product mix. If actual results vary from this projected product mix of sales, our results of operations and financial condition could be adversely affected.

We are dependent on the services of Omer Keilaf, our Co-Founder, Chief Executive Officer and Director.

Our success depends to a significant degree upon the continued contributions of Omer Keilaf, our Co-Founder, Chief Executive Officer and director. Mr. Keilaf has been our Chief Executive Officer since the founding of the Company in 2016, remains deeply involved in all aspects of our business and is the name and face that customers, suppliers and investors associate with Innoviz. The loss of Mr. Keilaf would adversely affect our business, since his loss could make it more difficult to, among other things, compete with other market participants and retain existing customers or cultivate new ones. Further, such a loss could be negatively perceived in the marketplace and may make it more difficult to retain existing employees and members of management.

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

Our primary research and development activities as well as significant elements of our general and administrative activities are conducted at our headquarters in Israel, and we face significant competition for suitably skilled employees in Israel. While there has been intense competition for qualified employees in the Israeli high-tech industry historically, the industry experienced record growth and activity in 2021 and early 2022, both at the earlier stages of venture capital and growth equity financings, and at the exit stage of initial public offerings and mergers and acquisitions. This flurry of growth and activity has caused a sharp increase in demand for skilled employees in both Israeli high-tech companies and Israeli research and development centers of foreign companies, and an intensification of competition between these employers to attract qualified employees in Israel. As a result, the high-tech industry in Israel has experienced significant levels of employee attrition and is currently facing a severe shortage of skilled employees, including engineering, research and development, sales and customer support personnel. Many of the companies with which we compete for qualified personnel have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors. In addition, because of the intense competition for qualified employees, the Israeli high-tech market has also experienced, and may continue to experience, significant wage inflation.  Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly appreciated or significantly decreased in value. Many of our employees may receive significant proceeds from sales of our equity in the public markets, which may reduce their motivation to continue to work for us and could heighten the risk of employee attrition.

While we utilize non-competition agreements with our employees as a means of improving our employee retention, those agreements may not help us retain employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. We may be unable to enforce these agreements under Israeli law, and it may be difficult for us to restrict our competitors from benefiting from the expertise of our former employees developed while working for us.

In addition, we rely on our skilled personnel, including our engineers, to meet deadlines associated with our numerous products and programs. As we continue to invest in new products, such as InnovizTwo and Innoviz360, and new programs, such as our shuttle project and other programs, we will rely more and more on our skilled personnel to ensure that we are meeting the development and commercialization targets we set internally and with our partners. As we invest in new products and programs, our skilled personnel may not be able to give the same level of attention to each product and program, and it may become more difficult for us to continue to meet the internal and external deadlines associated with such products and programs.

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

We report our financial results in U.S. dollars. We collect our revenue primarily in U.S. dollars. A portion of the cost of revenue, research and development, sales and marketing and general and administrative expenses of our Israeli operations are incurred in ILS. As a result, we are exposed to exchange rate risks that may materially and adversely affect our financial results. If ILS appreciates against the USD or if the value of ILS declines against the USD at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of ILS, then the USD cost of our operations in Israel would increase and our results of operations could be materially and adversely affected. Our Israeli operations also could be materially and adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation in Israel or the rate of appreciation (if any) of ILS against the USD. The Israeli annual rate of inflation amounted to 5.3%, 2.8%, and negative 0.7% for the years ended December 31, 2022, 2021 and 2020, respectively. The ILS depreciated relative to the USD by 13.2% in 2022, and appreciated relative to the USD by 3.3% and 7.0% in 2021 and 2020, respectively.

We rely on third-party suppliers and are susceptible to supply shortages, long lead times for components and supply changes, any of which could disrupt our supply chain and could delay deliveries of our products to customers.

Some of the components that go into the manufacture of our solutions are sourced from third-party suppliers. Some of the key components used to manufacture our products come from limited or single source suppliers. We are therefore subject to the risk of shortages and long lead times in the supply of these components and the risks that our suppliers discontinue or modify components used in our products. The status of the COVID-19 pandemic and lockdowns in China from time-to-time may continue to disrupt our operations, delay our future production and our timeline for setting up a production line in China, and we may be required by our customers to find alternative location for our production line due to this instability. In addition, our products depend on external semi-conductor foundries. Any disruptions to those foundries could materially and adversely affect our ability to manufacture our solutions. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantities and delivery schedules. We have in the past experienced and may in the future experience component shortages and price fluctuations of certain key components and materials, and the predictability of the availability and pricing of these components may be limited. In the event of a component shortage, supply interruption or material pricing change from suppliers of these components, we may not be able to develop alternate sources in a timely manner or at all in the case of sole or limited sources. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, could adversely affect our relationships with our customers and could cause delays in shipment of our products and adversely affect our operating results. In addition, increased component costs could result in lower gross margins. Even where we are able to pass increased component costs along to our customers, there may be a lapse of time before we are able to do so such that we must absorb the increased cost. If we are unable to buy these components in quantities sufficient to meet our requirements on a timely basis, we will not be able to deliver products to our customers, which may result in such customers using competitors’ products instead of ours.

Our sales and operations in international markets expose us to operational, financial and regulatory risks.

International sales comprise a significant amount of our overall revenue. Sales to international customers accounted for approximately 98%, 99% and 97% of our revenue in the years ended December 31, 2022, 2021 and 2020, respectively. We are committed to growing our international sales and, while we have committed resources to expanding our international operations and sales channels, these efforts may not be successful. International operations are subject to a number of other risks, including:

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

A significant natural disaster, such as an earthquake, fire, flood or significant power outage or other similar events, such as infectious disease outbreaks or pandemic events, including the COVID-19 pandemic, could have an adverse effect on our business and operating results. The COVID-19 pandemic has produced meaningful operational challenges and we expect to continue to experience disruptions in our business from time-to-time during 2023, particularly as it relates to production in China. COVID-19 has heightened many of the other risks described herein, such as our ability to meet existing and potential customers to generate and accelerate demand for our products, manufacturing capacity across our global supply chain, our ability to achieve or maintain profitability and our ability to raise additional capital in the future. Despite the implementation of network security measures, our networks and LiDAR products also may be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our solutions. In addition, natural disasters, acts of terrorism or war, could cause disruptions in our remaining manufacturing operations, our customers’, suppliers’ or channel partners’ businesses, or the economy as a whole. We also rely on information technology systems to communicate among our workforce and with third parties. Any disruption to our communications, whether caused by a natural disaster or by manmade problems, such as power disruptions, could adversely affect our business. We do not currently have a formal disaster recovery plan. However, we are currently in the process of formalizing our plan, and auditing our suppliers’ plans by our quality personnel. To the extent that any such disruptions result in delays or cancellations of orders or impede our suppliers’ ability to timely deliver product components, or the deployment of our products, our business, operating results and financial condition would be adversely affected.

Risks Related to Our Intellectual Property

We may not be able to adequately protect or enforce our intellectual property rights or prevent unauthorized parties from copying or reverse engineering our solutions. Our efforts to protect and enforce our intellectual property rights and prevent third parties from violating our rights may be costly.

The success of our products and our business depends in part on our ability to obtain patents and other intellectual property rights and maintain adequate legal protection for our products in the United States and other international jurisdictions. We rely on a combination of patent, registered design, copyright, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. We cannot assure you that any patents will be issued with respect to our currently pending patent applications or that any trademarks will be registered with respect to our currently pending applications in a manner that gives us adequate defensive protection or competitive advantages, if at all, or that any patents issued to us or any trademarks registered by it will not be challenged, invalidated or circumvented. We have filed for patents and trademarks in the United States and in certain international jurisdictions, but such protections may not be available in all countries in which we operate or in which we seek to enforce our intellectual property rights, or may be difficult to enforce in practice, particularly with respect to software patents, where infringement is significantly harder to prove, we are less likely to successfully assert our patents. Our currently issued patents and trademarks and any patents and trademarks that may be issued or registered, as applicable, in the future with respect to pending or future applications may not provide sufficiently broad protection or may not prove to be enforceable in actions against alleged infringers. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive to ours or infringe our intellectual property.

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

Effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our products are available and competitors based in other countries may sell infringing products in one or more markets. An inability to adequately protect and enforce our intellectual property and other proprietary rights or an inability to prevent authorized parties from copying or reverse engineering our LiDAR solutions or certain aspects of our solutions that we consider proprietary could seriously adversely affect our business, operating results, financial condition and prospects.

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

Although we hold patents related to our products, a number of companies, both within and outside of the LiDAR industry, hold other patents covering aspects of LiDAR products. In addition to these patents, participants in this industry typically also protect their technology, especially embedded software, through copyrights and trade secrets. As a result, there is frequent litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. We may receive in the future inquiries from other intellectual property holders and may become subject to claims that we infringed their intellectual property rights, particularly as we expand our presence in the market. If such a claim were to prevail, we could incur high cost and time-consuming litigation and licensing fees. Alternatively, we may incur costly development of alternative technological solutions to work-around such patent-protected solutions. In addition, parties may claim that the names and branding of our products infringe their trademark rights in certain countries or territories. If such a claim were to prevail, we may have to change the names and branding of our products in the affected territories and it could incur other costs.

We currently have a number of agreements in effect pursuant to which we have agreed to defend, indemnify and hold harmless our customers, suppliers and partners from damages and costs which may arise from the infringement or misappropriation by our products of third-party patents or other intellectual property rights. The scope of these indemnity obligations varies, but may, in some instances, include indemnification for damages and expenses, including attorneys’ fees. Our insurance may not cover all intellectual property infringement claims. A claim that our products infringe a third party’s intellectual property rights, even if untrue, could adversely affect our relationships with our customers, may deter future customers from purchasing our products and could expose us to costly litigation and settlement expenses. Even if we are not a party to any litigation between a customer and a third party relating to infringement by our products, an adverse outcome in any such litigation could make it more difficult for us to defend our products against intellectual property infringement claims in any subsequent litigation in which we are a named party. Any of these results could adversely affect our brand and operating results.

Our defense of intellectual property rights claims brought against us or our customers, suppliers and channel partners, with or without merit, could be time-consuming, expensive to litigate or settle, divert management resources and attention and force us to acquire intellectual property rights and licenses, which may involve substantial royalty or other payments and may not be available on acceptable terms or at all. Further, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages or obtain an injunction. An adverse determination could invalidate our intellectual property rights and adversely affect our ability to offer our products to our customers and may require that we procure or develop substitute products that do not infringe, which could require significant effort and expense. Any of these events could adversely affect our business, operating results, financial condition and prospects.

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

Since we operate on a global basis, we must continually monitor applicable laws and regulations, and engage in an ongoing compliance process to ensure that we and our suppliers are in compliance in all material respects with the applicable laws and regulations. If there is an unanticipated or onerous new legislation or regulation that significantly impacts our use or marketing of various components or requires more expensive components, such legislation or regulation could materially and adversely affect our business, results of operations and financial condition.

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

Although we believe increasing automotive safety standards will present a market opportunity for our products, government safety regulations are subject to change based on a number of factors that are not within our control, including but not limited to, new scientific or technological data, public concerns regarding alleged safety risks of ADAS or autonomous driving, adverse publicity generated by government safety investigations, industry recalls or accidents, domestic and foreign political developments or considerations, and litigation relating to our products and our competitors’ products. Changes in government regulations, as well as changes or evolution in court doctrines in interpreting those regulations, especially in the ADAS and autonomous driving industries, could adversely affect our business. If government priorities shift and we are unable to adapt to changing regulations or to court interpretations of those regulations, our business may be materially and adversely affected.

Authorities may impose more stringent compliance and reporting requirements in response to product recalls and safety issues in the automotive industry. As vehicles that carry our sensors go into production, we are subject as vehicle equipment manufacturers to existing requirements under the National Traffic and Motor Vehicle Safety Act of 1966 (“Vehicle Safety Act”) and the Federal Motor Vehicle Safety Standards (FMVSS) and other regulations promulgated by the National Highway Traffic Safety Administration (“NHTSA”) pursuant thereto. These requirements include a duty to report, subject to strict timing requirements, any defect with our products that is related to motor vehicle safety. The Vehicle Safety Act imposes potentially significant civil penalties for violations, including for failure to report such defects. We are also subject to the Transportation Recall Enhancement, Accountability and Documentation Act (“TREAD”) and NHTSA’s implementing regulations and must comply with “Early Warning” requirements by reporting a wide range of information (e.g., consumer complaints, warranty claims, etc.) that could indicate a potential safety defect. TREAD imposes criminal liability for violating such requirements if a defect is confirmed subsequently and has caused death or bodily injury. In addition, the Vehicle Safety Act authorizes NHTSA to require a manufacturer to recall and repair vehicles with any safety defect or that fail to comply with any FMVSS, and this obligation would apply in the event our products had a safety defect and prompted such a recall and repair action.  Our distribution into foreign countries may be subject to similar regulations. If we cannot rapidly address any safety concerns or defects with our products, our business may be adversely affected.

NHTSA also has taken a number of actions in the past several years specific to ADAS and autonomous driving.  These actions include a Standing General Order, updated in August 2021, that requires identified manufacturers and operators to report certain crashes involving vehicles equipped with automated driving systems or SAE Level 2 advanced driver assistance systems. In addition, NHTSA expanded in January 2021 its Automated Vehicle Transparency and Engagement for Safe Testing (“AV TEST”) Initiative from a pilot to a full program, and through this Initiative a variety of stakeholders provide documentation covering specific topics, such as how automated systems detect objects on the road, how information is displayed to drivers, what cybersecurity measures are in place and the methods used to test the design and validation of autonomous driving systems. NHTSA has indicated that it may utilize this information to impose additional regulatory obligations on automated driving systems and advanced driver assistance systems. To the extent such additional obligations apply to our products, our compliance obligations may increase, and to the extent such additional obligations require changes in the design or operation of our products, we could suffer adverse business consequences.

Failures, or perceived failures, to comply with privacy, data protection, and information security requirements in the variety of jurisdictions in which we operate may adversely impact our business, and such legal requirements are evolving, uncertain and may require improvements in, or changes to, our policies and operations.

Our current and potential future operations and sales subject us to laws and regulations addressing privacy and the collection, use, storage, disclosure, transfer and protection of a variety of types of data. For example, the General Data Protection Regulation is directly applicable across the European Economic Area, China has recently adopted a stringent new data privacy and security framework, Japan has amended its regime and California has enacted the California Consumer Privacy Act of 2018, each of which provide for potentially material penalties for non-compliance. These regimes may, among other things, impose data security requirements, disclosure and contracting requirements, and restrictions on data collection, uses, transfers and sharing that may impact our operations and the development of our business. While, generally, we do not have access to, neither do we collect, store, process, or share information collected by our solutions in the course of their use by customers, unless our customers choose to proactively provide such information to us, our products may evolve both to address potential customer requirements or to add new features and functionality. Therefore, the full impact of these privacy regimes on our business is rapidly evolving across jurisdictions and remains uncertain at this time.

We may also be affected by cyber-attacks and other means of gaining unauthorized access to our products, systems, and data. For instance, cyber criminals or insiders may target us or third-parties with which we have business relationships in an effort to obtain data, or in a manner that disrupts our operations or compromises our products or the systems into which our products are integrated. Cyber criminals could also target accessing our systems and servers in a manner which could impact our sensor data.

We are regularly assessing these continually evolving privacy and data security regimes and measures we believe are appropriate to take in response. In addition, we are subject to our customers’ privacy and data security requirements and audits and diligently working to enhance our privacy and data security measures as a result. Since these privacy and data security regimes and requirements are evolving, uncertain and complex, especially for a global business like ours, we may need to update or enhance our compliance measures even further as our products, markets and customer demands further develop, and these updates or enhancements may require implementation costs. Moreover, the compliance measures we do adopt may prove ineffective. Any failure, or perceived failure, by us to comply with current and future regulatory or customer-driven privacy, data protection, and information security requirements, or to prevent or mitigate security breaches, cyber-attacks, or improper access to, use of, or disclosure of data, or any security issues or cyber-attacks affecting us, could result in significant liability, costs (including the costs of mitigation and recovery), and a material loss of revenue resulting from the adverse impact on our reputation and brand, loss of proprietary information and data, disruption to our business and relationships, and diminished ability to retain or attract customers and business partners and a breach of our commitments to our customers. Such events may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity, and could cause customers and business partners to lose trust in us, which could have an adverse effect on our reputation and business.

We are subject to cybersecurity risks to operational systems, security systems, infrastructure, firmware in our LiDAR and customer data processed by us or third-party vendors or suppliers and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent us from effectively operating our business.

We are at risk of experiencing cyber incidents that could be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors) using sophisticated, targeted methods to circumvent firewalls or any infrastructure we use to protect our network, encryption and other security defenses, including hacking, fraud, trickery or other forms of deception. Such cyber incidents could materially disrupt operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information, including personal information, of customers, employees, suppliers, drivers or others; jeopardize the security of our facilities; or affect the performance of in-product technology and the integrated software in our LiDAR solutions.

          For instance, cyber criminals or insiders may target us or third-parties with which we have business relationships in an effort to obtain data, or in a manner that disrupts our operations or compromises our products or the systems into which our products are integrated. Cyber criminals could also target accessing our systems and servers in a manner which could impact our sensor data. The techniques used by cyber attackers change frequently and may be difficult to detect for long periods of time. We have experienced and expect to continue to experience actual and attempted cyber-attacks of our IT networks, such as through phishing scams and ransomware. Although, to our knowledge, none of these actual or attempted cyber-attacks have had a material adverse impact on our operations or financial condition, we cannot guarantee that any such incidents will not have such an impact in the future. We are also at risk for cyber incidents resulting from interruptions, outages and breaches of: operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers; facility security systems, owned by us or our third-party vendors or suppliers; in-product technology owned by us or our third-party vendors or suppliers; the integrated software in our LiDAR solutions; or customer or driver data that we process or our third-party vendors or suppliers process on our behalf.

Although we maintain information technology measures designed to protect us against intellectual property theft, data breaches and other cyber incidents, such measures will require updates and improvements, and we cannot guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. The implementation, maintenance, segregation and ongoing improvement of these systems requires significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving, expanding and updating current systems, including the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or produce, sell, deliver and service our solutions, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that the systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Further, our proprietary information or intellectual property could be compromised or misappropriated and our reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

A significant cyber incident could impact production capability and our ongoing operations, harm our reputation, cause us to breach our contracts with other parties or subject us to regulatory actions or litigation, any of which could materially affect our business, prospects, financial condition and operating results. Any problems with our third-party cloud hosting providers, whether due to cyber security failures or other causes, could result in lengthy interruptions in our business.

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

We are subject to the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, that will require us to determine, disclose and report whether our products contain tin, tantalum, tungsten and gold, referred to as conflict minerals. The implementation of these requirements could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our products. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used in or necessary to the production of our products and, if applicable, potential changes to products, processes or sources of supply as a consequence of such verification activities. It is also possible that our reputation may be adversely affected if we determine that certain of our products contain minerals not determined to be conflict-free as defined in the Dodd-Frank Act or if we are unable to alter our products, processes or sources of supply to avoid use of such materials.

A market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities.

An active trading market for our securities may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, the increasing interest rate, our general business condition and the release of our financial reports. Additionally, if our securities become delisted from Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of our securities may be more limited than if we were quoted or listed on the NYSE, Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our ordinary shares.

Our business is subject to the reporting requirements of the Securities Act of 1933 (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls, internal control over financial reporting and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the Securities and Exchange Commission (the “SEC”) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.

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

Risks Related to Ownership of Our Ordinary Shares and Warrants

Our amended and restated articles of association (the “Articles”) and Israeli law could prevent a takeover that shareholders consider favorable and could also reduce the market price of our ordinary shares and warrants.

Certain provisions of Israeli law and our Articles could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or for our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders and warrantholders, and may limit the price that investors may be willing to pay in the future for the our ordinary shares and warrants. For example, the Israeli Companies Law, 5759-1999 (the “Companies Law”) regulates mergers, requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions) and establishes a high ownership threshold to squeeze out minority shareholders in a full tender offer. Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. See Item 10.E. “Taxation – Taxation and Government Programs – Israeli Tax Considerations and Government Programs”.

Our private placement warrants are accounted for as liabilities, and the changes in value of our private placement warrants could impact our financial results.

On April 12, 2021, the Staff of the SEC issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies titled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”).

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

As a result, included on our balance sheet as of December 31, 2022 contained elsewhere in this Annual Report are private placement warrants. Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”), provides for the re-measurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our private placement warrants each reporting period and that the amount of such gains or losses could be material.

We do not anticipate paying any dividends for the foreseeable future.

We have never declared or paid any cash dividend on our ordinary shares. We currently intend to retain any future earnings and do not anticipate paying any dividends for the foreseeable future. Any future determination to pay dividends on our ordinary shares will be at the discretion of our board of directors, subject to applicable law, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant. Consequently, you may be unable to realize a gain on your investment except by selling sell such ordinary shares after price appreciation, which may never occur.

Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Companies Law imposes restrictions on our ability to declare and pay dividends. See the section titled “Description of our Ordinary Shares—Dividend and Liquidation Rights” in Exhibit 2.1 of this Annual Report on Form 20-F for additional information. Payment of dividends may also be subject to Israeli withholding taxes. See Item 10.E. “Taxation – Taxation and Government Programs – Israeli Tax Considerations and Government Programs” for additional information.

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

Nasdaq, the stock exchange on which our ordinary shares and warrants are listed under the symbols “INVZ,” and “INVZW,” respectively, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market is sustained for our ordinary shares and warrants, the market price of our ordinary shares and warrants may be volatile and could decline significantly. In addition, the trading volume in our ordinary shares and warrants may fluctuate and cause significant price variations to occur. We cannot assure you that the market price of our ordinary shares and warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

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

•	new laws, regulations, subsidies, or credits or new interpretations of existing laws applicable to us;

•	commencement of, or involvement in, litigation involving us;

•	broad disruptions in the financial markets, including sudden disruptions in the credit markets;

•	speculation in the press or investment community;

•	actual, potential or perceived control, accounting or reporting problems;

•	changes in accounting principles, policies and guidelines; and

•	other events or factors, including those resulting from infectious diseases, health epidemics and pandemics, natural disasters, war, acts of terrorism or responses to these events.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the market price of their shares. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on us.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to a number of factors, some of which are beyond our control, resulting in a decline in the price of our ordinary shares and warrants.

Our quarterly operating results may fluctuate significantly because of several factors, including:

•	labor availability and costs for hourly and management personnel;

•	profitability of our products, especially in new markets;

•	macroeconomic conditions (including changes in interest rates and/or changes in inflation rates), both internationally and locally;

•	changes in consumer preferences and competitive conditions;

•	expansion to new markets; and

•	fluctuations in component prices.

If securities or industry analysts cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares and warrants adversely, then the price and trading volume of our ordinary shares and warrants could decline.

The trading market for our ordinary shares and warrants is influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts, or the content and opinions included in their reports. As a relatively new public company, analysts who publish information about our ordinary shares will have had relatively little experience with us, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet our estimates. If any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding us, the price of our ordinary shares and warrants would likely decline. In addition, the share prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations of analysts or public investors, analysts could downgrade our ordinary shares and warrants or publish unfavorable research about us and our securities. If one or more of these analysts cease coverage of us or fail to publish reports on it regularly, our visibility in the financial markets could decrease, which in turn could cause the price of our ordinary shares and warrants or trading volume to decline.

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

For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds $1.235 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time we are a “large accelerated filer” under U.S. securities laws.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to notice of shareholder meetings and intends to furnish comparable quarterly financial information and proxy statements on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, our shareholders may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our “foreign private issuer” status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and is developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees are located, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and our trading partners could adversely affect our operations and results of operations.

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

In addition, many Israeli citizens are obligated to perform up to several weeks of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially and adversely affect our business, prospects, financial condition, and results of operations.

Additionally, Israel’s most recent general elections were held on November 1, 2022. These elections were the fifth round of elections since April 2019. As of February 2023, the current elected government in Israel is pursuing extensive reforms to Israel’s judicial system. Certain financial, legal and commercial organizations and entities have claimed that such changes, if adopted, could adversely affect the macroeconomic condition in which we operate. At this stage, the proposed legislation has not become effective, and its scope has not been fully determined; we cannot assess the potential impacts of these changes and their likelihood on our business, prospects, financial condition and results of operation.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment by us. Under the Israeli Patent Law, 5727-1967 (the “Patent Law”), inventions conceived by an employee in the course and as a result of his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “Royalties Committee”), a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Royalties Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Royalties Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patent Law. Although we generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

The tax benefits that are available to us require that we continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We may be eligible for certain tax benefits provided to “Preferred Technology Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). In order to remain eligible for the tax benefits for “Preferred Technology Enterprises” we must continue to meet certain conditions stipulated in the Investment Law and our regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income from the approved enterprise would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2016 was 25% of their taxable income and was reduced to 24% in 2017 and 23% in 2018 and thereafter. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See Item 10.E. “Taxation – Taxation and Government Programs – Israeli Tax Considerations and Government Programs”.

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

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our Articles and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers, and transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the Company, or has other powers toward the Company has a duty of fairness toward the Company. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist in understanding the implications of these provisions that govern shareholder behaviour.

U.S. holders of our ordinary shares and/or warrants may suffer adverse tax consequences if we are treated as a passive foreign investment company.

A non-U.S. corporation generally will be treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income (such as interest income) or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. We believe we were not a PFIC for our taxable year ending December 31, 2022. However, as discussed below, whether we were a PFIC for any given taxable year is based on a complex and factual determination and there is no assurance that the Internal Revenue Service (“IRS”) will agree with our determination. Based on the current and anticipated composition of the income, assets and operations of our company and our subsidiaries, we cannot be sure as to whether we will be a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2023 or in future taxable years. This is a factual determination that depends on, among other things, the composition of our income and assets, and the market value of our shares and assets (including unbooked goodwill), including the composition of income and assets and the market value of shares or assets, as applicable, of our subsidiaries, from time to time, and thus a determination can only be made annually after the close of each taxable year. Moreover, the value of our assets (including unbooked goodwill) for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly. If we are a PFIC for any taxable year, a U.S. Holder (as defined below under “Taxation – United States Federal Income Taxation”) of our ordinary shares may be subject to adverse tax consequences and may incur certain information reporting obligations. Under the PFIC rules, unless such U.S. Holder makes an election available under the Internal Revenue Code of 1986, as amended (the “Code”) (which election could itself have adverse consequences for such U.S. Holder), such U.S. Holder may be subject to U.S. federal income tax at the then prevailing maximum rates on ordinary income and possibly an “interest” charge, in respect of “excess distributions” and upon any gain from the disposition of our ordinary shares, as if the excess distribution or gain had been recognized ratably over such U.S. Holder’s holding period of our ordinary shares. Certain elections (including a qualified electing fund or a mark-to-market election) may be available to U.S. Holders of our ordinary shares to mitigate some of the adverse tax consequences resulting from PFIC treatment, however, are not available with respect to the warrants. For a further discussion, see “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

U.S. Holders of our ordinary shares and warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and the ownership of our ordinary shares and/or our warrants.

If a United States person is treated as owning at least 10% of our shares, such person may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to us and any of our direct and indirect foreign affiliates (“Innoviz Group”) that is a “controlled foreign corporation” as defined in Section 957 of the Code. Because the Innoviz Group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations regardless of whether we are treated as a controlled foreign corporation.

A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of the controlled foreign corporation’s “Subpart F income” and, in computing its “global intangible low-taxed income,” “tested income” and a pro rata share of the amount of U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. The amount includable by a United States shareholder under these rules is based on a number of factors, including potentially, but not limited to, the controlled foreign corporation’s current earnings and profits (if any), tax basis in the controlled foreign corporation’s assets, and foreign taxes paid by the controlled foreign corporation on its underlying income. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due from starting. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation unless certain elections are made on the individual’s federal tax returns. We cannot provide any assurances that we will assist holders in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any holder is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations.

U.S. Holders of our ordinary shares are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and the ownership of our ordinary.

Item 4.	Information on the Company.

A. History and Development of the Company

We were incorporated in Israel on January 18, 2016 under the Companies Law, and our principal executive office is located at 5 Uri Ariav St., Building C, Rosh HaAin 4809202, Israel. Our legal and commercial name is Innoviz Technologies Ltd. We are registered with the Israeli Registrar of Companies. Our registration number is 51-538242-2. Our website address is https://innoviz.tech/, and our telephone number is +972-74-700-3692. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as Innoviz, that file electronically, with the SEC at www.sec.gov. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2022, 2021 and 2020, see Item 5. “Operating and Financial Review and Prospects.”

B. Business Overview

Company Overview

We are a leading provider of high-performance, solid-state LiDAR and perception solutions that feature technological breakthroughs across core components and bring enhanced vision and superior performance to enable safe autonomous driving at a mass scale. We believe that we provide a complete and comprehensive solution for OEMs and Tier-1 partners that are developing and marketing autonomous driving vehicles to the passenger car and other relevant markets, such as robotaxis, shuttles, delivery vehicles, buses and trucks, as well as other industries that require 3-dimensional high resolution sensors. In addition, our solutions can enable safe autonomy for other industries, including logistics, drones, robotics, construction and other industrial applications, agriculture, smart city, smart infrastructures, security and mapping.

We were founded in 2016 by veterans of Unit 81, the elite technology unit of Israel’s Intelligence Corps, one of the most prestigious multidisciplinary technological units in the Israeli Defense Forces. From our founding, our culture drew from Unit 81’s core values of solving sophisticated technological problems through creativity and agile thinking. We have relied on these values to address the needs of autonomous vehicles in a manner that strikes the desired balance between performance and cost. We created a new type of LiDAR sensor from the chip-level up, including a suite of powerful and sophisticated software applications for high-performance computer vision to allow superior perception. Our multidisciplinary team developed an operational MEMS-based (Micro-Electro-Mechanical System) LiDAR prototype, which attracted the attention of leading Tier-1 companies such as Magna and Aptiv as early as 2017. This was followed by a further intensive development and qualification stage, which culminated with our company achieving a design win with BMW in 2018 to power BMW’s Level 3 autonomous platform.

In 2022, following more than two years of extensive diligence and qualification, we were selected by Volkswagen as its direct LiDAR supplier for automated vehicles within the Volkswagen brands with our InnovizTwo next generation high-performance automotive-grade LiDAR sensor. Later in 2022, an Asia-based automotive OEM selected us to serve as its direct LiDAR supplier for series production passenger vehicles. BMW and Volkswagen are leaders in deploying new technologies into the automotive industry and the Asian-based automotive OEM is an emerging electric vehicle (“EV”) manufacturer using its platform for advanced technologies. We believe that our close cooperation with these OEMs uniquely positions us to make Level 3 autonomous driving a commercial reality.

The sustained cooperation with our customers provides our engineers and other research and development  personnel with a valuable competitive edge. These engineers and other research and development personnel have been meticulously trained to design, operate and verify our many ground-breaking innovations in accordance and in compliance with the rigorous ISO26262 standard for Functional Safety in the automotive industry. Compliance with this and other standards have been enforced by regular ongoing audits of Innoviz and rigorous testing by our key suppliers, existing customers and prospective customers that thoroughly review the performance of various elements of our operations. As a result, our products have been constructed from the bottom up with hardware and software technology that meets the most stringent automotive safety, quality, environmental, manufacturing, and other standards.

Our innovation has produced LiDAR solutions that deliver market leading performance and that meet the current demanding safety requirements for Level 2+ through Level 5 autonomous vehicles at price points suitable for mass produced passenger vehicles. Our integrated custom design of advanced hardware and software components, which leverages the multidisciplinary expertise and experience of our team, enables us to provide turn-key autonomous solutions that are likely to accelerate widespread adoption across automakers at serial production scale.

Our robust software suite enables our ~905nm wavelength laser-based LiDAR architecture to be easily leveraged to provide compelling solutions for Level 2+ through Level 5. This means that we are positioned to penetrate the current market, which is currently characterized mainly by Level 2+ production, and to continue to capture and extend our market share to Level 3 and above, as the market continues to mature.

We are currently expanding our third-party manufacturing capacity through contract manufacturers to meet an anticipated increase in customer demand for our products, while also further developing a next generation high-performance automotive-grade LiDAR sensor, the InnovizTwo, that is expected to provide further cost efficiencies, while enabling even higher performance solutions for vehicles offering driving automations levels of Level 2+ and above.

In addition, during 2022 Innoviz made the major strategic decision to become a Tier-1 supplier to the automotive industry. This will allow Innoviz to have direct technical discussions with end-customers and to improve pricing to automotive OEMs with the goal of strengthening Innoviz’s position in the automotive market. This new strategic decision has already played a significant role in two of Innoviz’s major OEM program wins, one in Europe and one in Asia.

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

Currently, ADAS, or Advanced Driver Assistance Systems, which are not considered “autonomous driving” but have important active safety features, have been successfully commercialized. ADAS-equipped vehicles are not fully autonomous as, although the vehicle can control both steering and acceleration/deceleration, a human sit in the driver’s seat and needs to monitor the driving at all times (i.e., have “eyes on the road”). Therefore, the advancement from vehicles with ADAS (Levels 1 through 2+) to autonomous driving systems (Levels 3 through 5) requires “environmental detection” capabilities, or the capability to detect the environment in which the vehicle is operating, including speed, weather, density of traffic and every other condition that affects driving decisions. Autonomous driving systems also require high definition maps, a highway or urban setting, and the ability for the system to make informed decisions independently, without the need for human supervision.

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

Similarly, the robotaxi business model is also reliant on full autonomy. However, similar to human-driven taxis, robotaxis travel on constantly changing routes with dynamic pick-up and drop-off locations for passengers that order the robotaxi service. This more complex and dynamic driving environment makes the autonomy challenge for robotaxis harder to solve compared to that of shuttles. Nevertheless, the use-case is compelling as it will drive costs for passengers down to a small part of the current taxi price, when taking into account the elimination of drivers, increased safety, and other savings.

In both shuttles and robotaxis, autonomy calls for a comprehensive sensor suite that has 360-degree surround-perception in the most trying circumstances, including busy city streets with pedestrians, dogs, bicycles, erratic traffic behaviour, construction sites and others. Sensors need to be precise in regards to location and timing, see all around the vehicle and detect obstacles at various heights with minimal delay. In addition, localization is needed to locate the shuttle or robotaxi precisely, to leverage high definition maps.

Our LiDAR is uniquely suited to the shuttle and robotaxi applications. By deploying LiDARs around the perimeter of the vehicle, shuttle and robotaxi designers can avoid both occlusion and blind spots. Just as a human driver would cautiously move forward to peek around the truck, software can creep, allowing a corner mounted LiDAR to see over the intersection and decide to go around the truck when traffic is clear. Furthermore, we have complemented our offering with revolutionary 360 LiDAR that we launched in the 2023 CES.

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

In addition to the application of a fully autonomous truck driving alone, LiDAR sensors can enable a platoon of leader-follower trucks, where the lead vehicle has a human driver and the follower vehicles are autonomous. For this application, LiDAR sensors are critical in maintaining distance between leader and follower(s). A gap will allow other vehicles to cut-in, disturbing the truck platoon formation. The 3 cm precision our LiDARs bring to range sensing allows a tight platoon to drive at highway speed with safety.

Our LiDAR Applications in Drones and Security Applications

LiDAR solutions are also highly relevant for collision avoidance, landing assist, mapping and surveillance functions in autonomous flying machines, or drones. We believe that the weight, size, power consumption and cost of our products make them particularly suitable for airborne deployment in drones of medium and large sizes.

Our LiDAR Applications in Surveillance and Smart Cities

LiDAR with the ability to classify objects and count and track people can enable a range of surveillance and security related static applications both on city streets and in sensitive areas such as airports or stadiums. With respect to these applications, LiDAR features the ability to provide 3D imaging and to track and survey without identifying the particular individual in the image (unlike cameras), voiding privacy concerns and providing LiDAR with clear advantages over cameras.

In addition, cities are increasingly looking for efficient ways to move people and goods, gather data on traffic volume and other roadside safety metrics for root cause analysis of pedestrian-related incidents in order to improve pedestrian and automobile safety and monitoring traffic in real time. The automotive-grade, high-density InnovizOne LiDAR sensor has the capability to deliver real-time data necessary for smart city and intelligent transport system applications to perform efficiently.

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

A system which complies with the highest level of functional safety (ISO26262 ASIL D) requires the “smart” redundancy of critical elements. The sensor suite is defined as a critical part of the autonomous driving system, as it is not possible to make correct driving decisions without an accurate understanding of the vehicle’s surroundings. “Smart” redundancy does not mean multiplying the same sensors to deal with sensor malfunction, but rather adding different types of sensors to ensure that, in any given situation where conditions are challenging for certain types of sensors, other sensors will perform well and enable correct driving decision-making. Ideally, sensors should complement each other.

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

Camera-based ADAS systems rely heavily on perception software, as the sensor itself provides 2D data that requires perception algorithms in order to translate the data into a 3D perception model of the road. The ability of cameras to detect range is limited since 2D information does not include a measurement of range. Although range can be deduced from a 2D picture using perception algorithms, that process has limited accuracy. Furthermore, camera performance is limited under low-lighting situations, especially at night, and during sudden exposure to extreme light.

Radar, on the other hand, is limited by its low angular resolution compared to other sensors such as camera or LiDAR. For example, radar may have difficulty differentiating between reflections from a car that is 50 meters away, the road below it, the fence next to it or a parked car along the way. It may also have issues distinguishing objects that are close together, determining object size and shape, and detecting lateral motion, such as a person walking laterally in front of a car.

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

Most LiDAR lasers work at either around ~905nm or ~1550nm wavelengths. The choice of wavelength impacts, among other things, the type of laser and optical detector used in the system, which are two of the main components that influence performance, cost and power consumption of the LiDAR. ~1550nm wavelength LiDAR lasers can potentially send stronger light pulses than ~905nm wavelength LiDAR lasers while still maintaining eye-safety limitations and therefore provide longer range measurements than ~905nm lasers, but certain factors prevent them from being as cost or energy efficient as ~905nm wavelength based systems. Specifically, ~1550nm based systems may use fiber-coupled lasers that are significantly more expensive than the diode lasers used with ~905nm wavelength based systems. Furthermore, deploying the higher peak optical power used in ~1550nm systems may consume more electrical power than that used by ~905nm systems. This is a critical physical limitation, especially when many new cars are electric cars. Since electrical-to-optical power conversion efficiency is similar at both wavelengths, ~1550nm systems generally require more electrical power than ~905nm systems. The increased power consumption may also lead to a greater burden on the car’s electric power supply (which is an important factor, especially for electric vehicles) and to size and form factor issues, as it takes a larger mechanical design to manage heat dissipation. Larger components are also harder to fit on the outside of the car from a design perspective. In addition, as silicon detectors cannot detect ~1550nm light efficiently, the detectors for a ~1550nm LiDAR often include compounds such as indium gallium arsenide which are more expensive to source and manufacture relative to silicon, which is ubiquitous in ~905nm detectors.

Our Technological Approach

Recognizing the limitations on the use of ~1550nm lasers in the automotive industry, we have, from our inception, focused on the development of a commercially viable LiDAR solution that utilizes an eye-safe ~905nm-based laser designed to outperform more expensive ~1550nm based LiDARs.

In order to minimize the performance limitations resulting from the stricter eye-safety limitations of ~905nm wavelength lasers compared to ~1550nm wavelength lasers, we have used a multidisciplinary approach to design the key system components from the ground up, including:

•	unique scanning mechanisms for improved scanner size and better collection of received light;

•	silicon detectors for improved optical–electrical conversion of the received signal; and

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

InnovizTwo and Innoviz360 have a unique technology that is distinct from InnovizOne. The primary target market for InnovizTwo is automotive customers but its unique price for performance enables other non-automotive applications (including logistics, smart cities, industrial, mapping amongst other verticals). Moreover, Innoviz360 is based on an architecture that is similar to InnovizTwo but further enables scaling across non-automotive applications while also featuring Level 4 and Level 5 autonomy capabilities that are advantageous with LiDARs with a large FOV. All of these portfolio products provide scalability and expansion to offer LiDAR capabilities across different segments while building on lessons learned and synergistic advantages which Innoviz has gained through its historical creation of products, including InnovizOne.

In addition to its unique hardware solutions, Innoviz’s LiDAR solutions include a unique perception software application that turns raw point cloud data from Innoviz LiDAR products into perception outputs. The outputs can serve as a standalone, functionally safe perception software, or can be integrated into the vehicle’s existing perception stack at different levels to support various sensor fusion architectures. In addition, our software leverages the rich data derived from our LiDAR products, coupled with proprietary state-of-the-art artificial intelligence-based algorithms, to provide superior scene perception and deliver an automotive-grade ASIL B(D) solution.

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

Multiple Tier-1 partners enabling market penetration. OEMs design their future models and vehicles several years in advance and often then freeze the design to produce and deliver the vehicles on time. Therefore, designs for mass-production Level 3 and Level 4 consumer car programs expected in 2026-2027 are being decided in 2023-2024. LiDAR solutions that will be candidates for inclusion in these programs must go through the process of automotive-grade manufacturing and audit by the OEMs and Tier-1 suppliers. We believe that our Tier-1 and OEM tested technology, increases our chances of both winning upcoming OEM Request for Quotes (“RFQs”), and being invited to RFQs given that companies without these market credentials and certifications will not be eligible for inclusion in RFQ tenders.

Flexible Tier-1 / Tier-2 engagement model. We leverage our in-house knowledge developed through our engagement and development history to approach customers directly. This has enabled us to offer additional customization and more direct OEM positioning and engagement, which in turn has allowed us to offer customers better commercial terms, commitments and end-customer support and collaboration. The multi-faceted customer engagement approach (via Tier-1s as a Tier-2 and direct as a Tier-1) allows us to cover a wide range of customers and partners to further increase our market reach.

Comprehensive intellectual property portfolio and multidisciplinary R&D organization. Our architecture has focused on developing a full LiDAR autonomous driving solution that utilizes a ~905nm wavelength laser. In order to break through the performance limitations resulting from lower peak optical power, we have used a multi-disciplinary approach to design all of the system components from scratch: the scanner, silicon detectors and the signal processing ASIC, in order to improve the optical link budget of the system, while getting the best possible detection capabilities for a given optical link budget. This approach has yielded a broad range of intellectual property that we believe gives us a significant competitive advantage, as it will make it difficult for other market participants to successfully develop and commercialize cost and energy efficient LiDAR solutions utilizing ~905nm wavelength lasers. We currently hold a number of key patents, including a LiDAR patent related to surround view LiDAR design, which we believe is fundamental. In addition to our ~905nm wavelength laser-based LiDAR architecture, we also have a powerful standalone software suite that gives us industry-leading perception capabilities. We believe that the ability of our research and development team to innovate in many disciplines, across hardware, software, optics and others, provides us with a strong standing for future competition.

Layered Patent Structure Protects Innoviz Unique IP From Chip to System Levels

Market leading perception capabilities. Since our founding, we have adopted a holistic approach to the production of a LiDAR system, including the development of a proprietary standalone software suite. The system features can achieve up to uniform high resolution of 0.05°x0.05° across the FOV as opposed to some competing systems, in which resolution is always qualified by operating conditions such as frame rate and a limited FOV. Flexible, software-controlled features such as the Region of Interest (ROI), Pixel Summation (PSM), variable vertical field of view and software selectable frame rate further enhance the performance of the point-cloud. This high-performance time-of-flight point-cloud output is augmented by vision processing algorithms to create a comprehensive LiDAR perception system.

Agile system configuration. Our system design allows dynamic configuration of various system functions, such as laser power, scanning pattern and frame rate. This flexibility allows us to offer different product configurations based on the same hardware with only software modification. This allows us to address multiple market needs and niches without needing to develop several hardware configurations, a process that would be costly due to the need for additional design, production, validation and support. The ability of the car computer to optimize our LiDAR to its real time surroundings is another unique advantage made possible by this system design. For example, when driving on a highway, a forward-focused configuration with narrow FOV and an extended range is desired, while in an urban scenario, a uniform, wide FOV is desired and nominal range is acceptable in order to lower power dissipation.

Growth Strategy

Drive increased adoption through lower cost products. Our entire approach and solution architecture focuses on using ~905nm wavelength lasers, which allow for significantly more affordable solutions than ~1550nm wavelength laser-based LiDARs. We intend to continue to focus on refining our architecture and component engineering in order to produce LiDAR solutions that feature even more attractive pricing than our initial product, the InnovizOne. Our InnovizTwo features pricing that is significantly lower than InnovizOne. We believe that high-performance, cost-efficient solutions will drive increased market adoption of our products.

Penetrate lower levels of autonomy (e.g., Level 2+ ADAS) and leverage our software suite to position for seamless upgrade to Level 3 autonomous driving. We believe that InnovizTwo provides a compelling solution for Level 2+ systems, from both a cost and performance perspectives. At the same time, our LiDAR solution can be upgraded from Level 2+ to Level 3 through a vehicle software update without changes to the hardware components or the need for new hardware. Therefore, we believe that our solution is uniquely positioned to provide Level 3 functionality given the ease with which this upgrade can be affected. Accordingly, we will further refine, develop and integrate our software offering in order to better position ourselves for capturing market share in the Level 2+ and Level 3 through Level 5 vehicle markets on the basis of software-based transitions from the Level 2+ market.

Expand partnerships. We believe that our design win with BMW and other automotive manufacturers and partnership with Magna were enabled by our unique automotive grade product design. We also believe that the discipline and adherence to industry leading safety and manufacturing standards required of us as a BMW supplier and as a Tier-1 partner, can be leveraged to penetrate and partner with other OEM customers. We believe that our existing partnerships with Volkswagen and the Asian-based automotive OEM provide evidence to potential partners and customers of the maturity, robustness and automotive grade nature of our products, and we intend to pursue partnerships with additional OEMs in order to grow our customer base.

Continue to invest in a strong software suite. Our advanced perception software turns the InnovizOne, InnovizTwo and Innoviz360 LiDAR’s raw point cloud data into perception outputs. The outputs can serve as a standalone, functionally safe perception software, or can be integrated into the vehicle’s existing perception stack at different levels to support various sensor fusion architectures. In addition, our software leverages the rich data derived from Innoviz LiDARs, coupled with proprietary state-of-the-art artificial intelligence-based algorithms, to provide superior scene perception and deliver an automotive-grade ASIL B(D) solution. Our unique perception solution is designed for autonomous driving functionality and therefore is validated in accordance with the highest automotive standards, including staged scenes and open roads in various road and weather conditions. We intend to continue to develop and refine our perception software for InnovizOne and InnovizTwo, in order to further complement our hardware offerings with advanced AI and machine learning-based classification, detection and tracking features. In addition, Innoviz will continue to collect data and annotate relevant information for the purposes of improved training and validation of our perception suite. Innoviz is also developing edge-processing electronic control unit (ECU) for the purpose of point cloud processing, primarily for the perception software application.

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

•
Innoviz360 —announced in late 2021 and first demonstrated at CES in January 2023, Innoviz360, which remains under development, builds on the automotive grade standards and quality learned from InnovizOne and InnovizTwo and, once in the market, later in 2023, will apply Innoviz’s innovative technology to a 360-coverage form factor. The small form factor, seamless design and configuration of the Innoviz360, as well as its price point, would allow for both automotive and non-automotive applications.

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

We are working closely with leading OEMs in Europe, Japan, China, Korea, Vietnam and North America who define and adopt InnovizTwo to Level 2+ and Level 3 programs, and thereby bring significant additional value to the ADAS+ and autonomous applications.

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

Sales and Marketing

We currently market and sell our LiDAR solutions through a direct sales organization as well as through our distribution channels. Our technology and product focus since inception has been on the automotive OEM opportunity for high performance LiDAR solutions in the autonomous driving industry. This focus has also informed and guided our sales and marketing activities, which led to early contact with OEMs and Tier-1 suppliers, and also led to our sales team acting as a bridge between our research and development team and these partners. Our sales and marketing team continues to focus on expanding our relationships with OEMs and Tier-1 suppliers and seeks to leverage our existing relationships as well as new commercial agreements, to expand our market to other industries.

Research and Development

We have invested a significant amount of time and expense into research and development of LiDAR-based technologies. Many of our employees are veterans of technological units in the Israeli Defense Forces. Our research and development team is the largest department in the company and, as of December 31, 2022, was comprised of 297 employees. Our ability to maintain a leadership position in the industry depends to a great degree on our ongoing research and development activities. Our research and development team includes engineers and researchers with a diverse range of expertise and diverse levels of experience and academic backgrounds, including holders of B.Sc., M.Sc. and PhD degrees from leading academic institutions. Our research and development activities are largely conducted at our headquarters in Rosh HaAin, Israel and at our German subsidiary’s offices in Munich, Germany.

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

Intellectual Property

Our success and competitive advantage depend in part upon our ability to develop and protect our core technology and intellectual property. We own a portfolio of intellectual property, including registered patents and registered trademarks, confidential technical information, and expertise in the development of LiDAR technology and software for, among others, autonomous vehicles.

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

As of December 31, 2022, we owned 28 allowed and issued patents and had 101 pending patent applications. The portfolio includes U.S. and foreign patent applications filed in Europe, China, Japan, and Korea. In addition, our company has registered U.S. and foreign trademarks. Our patents and patent applications cover a broad range of system level and component level aspects of our key technology including, among other things, LiDAR systems, laser, scanner, receiver and perception technology.

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

Environmental, Social and Governance (ESG) Practices

Innoviz is a global company that is focused on creating a positive social impact by promoting the future of mobility and increasing road-traffic safety and welfare, all through the values of excellence, education, creation and innovation. As such, we recognize the importance of creating shared values that for of our different stakeholders and translating those values into measurable goals in order to guide our long-term success. We also have a responsibility to meet the highest standards of quality, safety and sustainability as a service provider to the automotive industry.

Therefore, we are currently in the process of developing an ESG program, with the hope of implementing shared values into our day-to-day business activities as soon as possible, while continuing to grow our business, all under the supervision of our dedicated nominating, environmental, social and governance committee of the board of directors, and with the assistance of a reputable independent ESG consulting firm.

Our ESG program has two phases. The first is the development of an ESG strategy which will guide our long term ESG-related efforts, taking into consideration the expectations of our shareholders as well as our business needs and goals. To this end, we are currently in the process of forming our ESG strategy which we will communicate to our stakeholders when available.

The second phase is the development and adoption of a long-term implementation plan for the strategy, including measurable long-term ESG goals. We believe we will be in a position to make significant progress on this second phase, including publishing our first ESG report, during 2024.

Regulation

Autonomous vehicles are subject to emerging regulatory frameworks in the United States at the federal and state levels. In general, at both the federal and state level, the United States has supported testing and development of autonomous functionality through open information exchange. For example, in January 2021, NHTSA expanded its AV TEST Initiative from a pilot to a full program, and through this Initiative a variety of stakeholders provide documentation covering specific topics, such as how automated systems detect objects on the road, how information is displayed to drivers, what cybersecurity measures are in place and the methods used to test the design and validation of autonomous driving systems. NHTSA has indicated that it may utilize this information to promulgate additional safety standards and other regulations, and although we do not anticipate any near-term impediments to our technology and products, the situation is an evolving one with some uncertainties and elements beyond our control. Many states in the U.S. have long imposed various requirements on autonomous vehicle development and testing, including operational, registration and financial assurance requirements for certain autonomous vehicle functions and activities. For example, California has been regulating autonomous vehicles in some fashion since 2012 through various restrictions and appears poised to continue to do so, as in December 2022, California introduced new legislation that would prohibit full self-driving marketing claims. It is possible that restrictions at the state level in the U.S. will ease or be removed as the data and experience supporting the safety of autonomous functionality continues to grow, but we cannot predict when or whether that might happen.

Foreign markets such as the China and the EU also continue to develop their respective standards to define deployment requirements for higher levels of autonomy. In China, for example, the government has undertaken numerous efforts to promote AV development, including its February 2020 release of the Strategies for Innovation and Development of Autonomous Vehicles by China’s National Development and Reform Commission and ten other agencies. This initiative sets forth an ambitious plan to create a systematic framework for technical innovation, industrial ecology, infrastructure, regulations and standards, product regulation and network security in the AV market by 2025, and from 2035 to 2050, to fully establish an ecosystem for autonomous vehicles. Much of the emerging regulatory and legislative activity around autonomous vehicles in the EU has been focused on data privacy and security, given the volume and types of data collected, stored and transmitted by autonomous vehicles. A key part of Europe’s emerging AV strategy is the creation of a common European mobility data space, to be further developed in the EU’s “Smart and Sustainable Transport Strategy”. Given the intense work in these areas, we expect a workable path forward in the near-term in these markets.

As vehicles equipped with our sensors are deployed on public roads in the United States, we will increasingly be subject to the legal and regulatory authority of various federal agencies, including NHTSA, which is part of the U.S. Department of Transportation (“DOT”). To date, NHTSA’s guidance to industry generally has been supportive of autonomous vehicle technology development, testing and implementation. More generally, NHTSA has established six automation principles that will be applied to its oversight of AV development: (1) prioritizing safety; (2) remaining technology neutral; (3) modernizing regulations; (4) encouraging consistent federal and state regulatory environments; (5) providing guidance, research and best practices to government and industry partners; and (6) protecting consumers’ ability to choose conventional and autonomous vehicles. More specifically, NHTSA is actively reviewing unintended regulatory barriers to AV development as it proceeds to promulgate new regulations and to update certain FMVSSs to accurately reflect the state of AV technologies. Currently, NHTSA’s TREAD reporting process, as well as its strict recall and reporting requirements for any defects related to vehicle safety or any FMVSS non-compliance provide the legal framework for identifying and addressing safety issues. Similar reporting and recall requirements may apply in other markets outside of the U.S.

As noted above, many states have instituted restrictions and requirements for autonomous vehicle technologies. At least 29 states and the District of Columbia have enacted some type of autonomous vehicle regulations, and a number of state governors have also issued executive orders. Many of these efforts focus on safety and the regulation of commercial activity.

Overall, the regulatory landscape is still evolving rapidly. As legal frameworks around autonomous vehicles continue to develop and change in the U.S. and elsewhere, we may become subject to additional regulatory schemes and requirements.

As a LiDAR technology company, we also are subject to the laws and regulations beyond those specific to vehicle safety standards and highway safety. For example, our products are governed by the Electronic Product Radiation Control Program administered by the FDA. This Program establishes performance standards and imposes requirements for registration, labelling, testing and reporting. Failure to comply with the Program may result a variety of consequences, including product recalls or replacements, warning letters, untitled letters, safety alerts, injunctions, import alerts, administrative product detentions or seizures, or civil penalties. LiDAR technologies also may need to comply with certain state radiation control licensing and other requirements.

Similarly, as a global company deploying cutting-edge technology, we are also subject to trade, export controls, customs product classification, hazard labelling and warning, and other sourcing and product regulations. Our operations also are subject to various federal, state and local laws and regulations pertaining to our employees, such as wage and hour, worker’s compensation and occupational health and safety regulations.

Like all companies operating in similar industries, we are subject to a wide range of environmental laws and regulation at the federal and state level pertaining to matters such as emissions to air and water, manufacture, processing, use, storage and distribution of chemical substances, hazardous waste generation and disposal, and remediation of environmental contamination. Compliance with these rules may include the need to obtain permits and licenses and to allow inspections of our facilities and products.

Legal Proceedings

From time to time, we may become involved in actions, claims, suits, and other legal proceedings arising in the ordinary course of our business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters. We are not currently a party to any material actions, claims, suits or other legal proceedings the outcome of which, if determined adversely to it, would individually or in the aggregate have a material adverse effect on our business, financial condition, and results of operations.

C. Organizational Structure

The legal name of our company is Innoviz Technologies Ltd. and we are organized under the laws of the State of Israel. We have six wholly-owned subsidiaries: Innoviz Technologies Inc. and Collective Growth Corporation, each of which is incorporated in the United States; Innoviz Technologies GmbH, which is incorporated under the laws of Germany; Innoviz Technologies BY LLC, which is incorporated under the laws of Belarus (“Innoviz Belarus”); Innoviz Software Centre Bucharest S.R.L, which is incorporated under the laws of Romania and Innoviz Technologies Trading Shanghai Co., Ltd., which is incorporated under the laws of the People’s Republic of China.

During 2022, we shut down our activities in Belarus and, as of December 31, 2022, we no longer employ any employees in Belarus. In addition, we are in the process of liquidating Innoviz Belarus which we hope to complete as soon as reasonably possible.

D. Property, Plant and Equipment

Our corporate headquarters are located in Rosh HaAin, Israel, where we currently lease an office with approximately 16,350 square meters pursuant to a lease agreement that went into effect as of July 1, 2022 (the “Lease Agreement”) (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F for the Year Ended December 31, 2021 filed with the SEC on March 30, 2022). This facility contains engineering, research and development, testing, product, sales and administrative functions. The initial term under the Lease Agreement is for 67 months and expires on January 31, 2028. We have an option under the Lease Agreement to renew the lease for additional 60 months, which will be exercised automatically unless we inform the lessor in advance. We also lease a small office space in Santa Clara, California pursuant to a lease agreement that is in effect until June 30, 2023, and a small office in Munich, Germany, pursuant to a lease agreement that is in effect until November 30, 2027.

Unless otherwise stated, all our facilities are utilized. We believe that our offices and facilities (as currently conducted and in accordance with future plans) are adequate for our current needs and that suitable additional or substitute space will be available when needed.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Financial Data” and the historical audited annual consolidated financial statements and the related notes included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled Item 3.D. “Key Information—Risk Factors” of this Annual Report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Company Overview

We are a leading provider of high-performance, solid-state LiDAR and perception solutions that feature technological breakthroughs across core components and bring enhanced vision and superior performance to enable safe autonomous driving at a mass scale. We believe that we provide a complete and comprehensive solution for OEMs and Tier-1 partners that are developing and marketing autonomous driving vehicles to the passenger car and other relevant markets, such as robotaxis, shuttles, delivery vehicles, buses and trucks, as well as other industries that require 3-dimensional high-resolution sensors. In addition, our solutions can enable safe autonomy for other industries, including logistics, drones, robotics, construction and other industrial applications, agriculture, smart city, smart infrastructures, security and mapping.

We were founded in 2016 by veterans of Unit 81, the elite technology unit of Israel’s Intelligence Corps, one of the most prestigious multidisciplinary technological units in the Israeli Defense Forces. From our founding, our culture drew from Unit 81’s core values of solving sophisticated technological problems through creativity and agile thinking. We have relied on these values to address the needs of autonomous vehicles in a manner that strikes the desired balance between performance and cost. We created a new type of LiDAR sensor from the chip-level up, including a suite of powerful and sophisticated software applications for high-performance computer vision to allow superior perception. Our multidisciplinary team developed an operational MEMS-based (Micro-Electro-Mechanical System) LiDAR prototype, which attracted the attention of leading Tier-1 companies such as Magna and Aptiv as early as 2017. This was followed by a further intensive development and qualification stage, which culminated with our company achieving a design win with BMW from 2018 to power BMW’s Level 3 autonomous platform.

In 2022, following more than two years of extensive diligence and qualification, we were selected by Volkswagen as its direct LiDAR supplier for automated vehicles within the Volkswagen brands with our InnovizTwo next generation high-performance automotive-grade LiDAR sensor. Later in 2022, an Asia-based automotive OEM selected us to serve as its direct LiDAR supplier for series production passenger vehicles. BMW and Volkswagen are leaders in deploying new technologies into the automotive industry and the Asian-based automotive OEM is an emerging EV manufacturer using its platform for advanced technologies. We believe that our close cooperation with these OEMs uniquely positions us to make Level 3 autonomous driving a commercial reality.

The sustained cooperation with our customers provides our engineers and other research and development personnel with a valuable competitive edge. These engineers and other research and development personnel have been meticulously trained to design, operate and verify our many ground-breaking innovations in accordance and in compliance with the rigorous ISO26262 standard for Functional Safety in the automotive industry. Compliance with this and other standards have been enforced by regular ongoing audits of Innoviz and rigorous testing by our key suppliers, existing customers and prospective customers that thoroughly review the performance of various elements of our operations. As a result, our products have been constructed from the bottom up with hardware and software technology that meets the most stringent automotive safety, quality, environmental, manufacturing, and other standards.

Our innovation has produced LiDAR solutions that deliver market leading performance and that meet the current demanding safety requirements for Level 2+ through Level 5 autonomous vehicles at price points suitable for mass produced passenger vehicles. Our integrated custom design of advanced hardware and software components, which leverages the multidisciplinary expertise and experience of our team, enables us to provide turn-key autonomous solutions that are likely to accelerate widespread adoption across automakers at serial production scale.

Our robust software suite enables our ~905nm wavelength laser-based LiDAR architecture to be easily leveraged to provide compelling solutions for Level 2+ through Level 5. This means that we are positioned to penetrate the current market, which is currently characterized mainly by Level 2+ production, and to continue to capture and extend our market share to Level 3 and above, as the market continues to mature.

We are currently expanding our third-party manufacturing capacity through contract manufacturers to meet an anticipated increase in customer demand for our products, while also further developing a next generation high-performance automotive-grade LiDAR sensor, the InnovizTwo, that is expected to provide further cost efficiencies, while enabling even higher performance solutions for vehicles offering driving automations levels of Level 2+ and above.

In addition, during 2022 Innoviz made the major strategic decision to become a Tier-1 supplier to the automotive industry. This will allow Innoviz to have direct technical discussions with end-customers and to improve pricing to automotive OEMs with the goal of strengthening Innoviz’s position in the automotive market. This new strategic decision has already played a significant role in two of Innoviz’s major OEM program wins, one in Europe and one in Asia.

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

Key Factors Affecting Innoviz’s Operating Results

Innoviz believes that its future performance and success depends to a substantial extent on the following factors, each of which is in turn subject to significant risks and challenges, including those discussed below and in the section of this Annual Report entitled Item 3.D. “Key Information—Risk Factors.”

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

We also target markets such as robotaxis, shuttles and trucking, as well as other industries, including drones, robotics, logistics, smart cities, agriculture, industrial, construction, security, and mapping. We believe that LiDAR-based solutions in these emerging markets are still in the pre-commercial development stage and, as a result, our future success also depends on customers in these industries adopting and bringing these solutions to commercial scale.

Design Wins

Our solutions are designed to be a key enabling technology for OEMs in automotive and other applications. Because our solutions must be integrated into a broader platform by the OEM, it is critical that we achieve design wins with these customers. The time necessary to achieve design wins varies based on the market and application. The design cycle in the automotive market tends to be substantially longer and more onerous than in other markets. Even within the automotive market, achieving a design win with an automotive OEM takes considerably longer than a design cycle for an aftermarket application. We consider design wins to be critical to our future success, although the revenue generated by each design win (if any) and the time necessary to achieve such a win can vary significantly making it difficult to predict our financial performance.

Product Cost and Margins

Our results of operations will depend on our ability to leverage the fixed costs involved in production of our current products and our ability to improve gross margins on the basis of volume and manufacturing efficiencies.

InnovizTwo is based on an improved design, which allows: (i) lower bill of materials, and (ii) more efficient manufacturing process, which together may allow for a significant cost reduction and improved gross margins.

Continued Investment and Innovation

Our unique LiDAR and perception solutions that feature technological breakthroughs across core components and allow us to act as a leading supplier in a competitive market. We believe that our financial performance is significantly dependent on our ability to maintain this position. This in turn will depend on our future research and development investments and our ability to attract and retain highly qualified and experienced research and development personnel. These are necessary to both continue the work required to bring InnovizOne, InnovizTwo, Innoviz360 and future products, to full commercialization and also to identify and respond to rapidly evolving customer requirements, develop and introduce innovative new products and enhance and service existing products. Failure to do this could adversely affect our market position and our revenue, and our research and development investments may not be recovered.

Components of Results of Operations

Revenues

Our revenues derive primarily from sales of LiDAR sensors and critical components to customers. Revenue from LiDAR sensors and critical components is recognized at a point in time when the control of the goods is transferred to the customer, generally upon delivery.

We also provide application engineering services to our customers that are not part of a long-term production arrangement. Application engineering services revenue is recognized at a point in time or over time depending, among other considerations, on whether we have an enforceable right to payment for performance completed to date. Services to certain customers may require substantive customer acceptance due to performance acceptance criteria that is considered more than a formality. For these services, revenue is recognized upon customer acceptance. We did not recognize revenue related to application engineering services during the years ended December 31, 2022 and 2021 as acceptance criteria were not met.

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

Operating Expenses

Research and Development

Our research and development (“R&D”) efforts are focused on enhancing and developing cost efficient LiDAR solution and the accompanying perception software.

R&D expenses include:

•	personnel-related expenses, including salaries, benefits, and stock-based compensation expense for personnel in research and engineering functions;

•	expenses related to materials, software licenses, depreciation, supplies and third-party services;

•	prototype expenses; and

•	an allocated portion of facility and IT costs.

We expense R&D costs as incurred until the point that technological feasibility is reached, which for our software products is generally shortly before the products are released to production. We expect that our R&D expenses will continue to increase for the foreseeable future as we invest in R&D activities to enhance our product portfolio.

Sales and Marketing

Sales and marketing expenses include:

•	personnel-related expenses, including salaries, benefits, and stock-based compensation expense for personnel in sales and marketing;

•	sales and marketing activities, including the cost of sales commissions, marketing programs, trade shows, consulting services, promotional materials and demonstration equipment, among other costs; and

•	an allocated portion of facility and IT costs.

We expect that our sales and marketing expenses to continue to increase over time as we augment our marketing activities and grow our domestic and international sales and marketing operations.

General and Administrative

General and administrative expenses include:

•	personnel-related expenses, including salaries, benefits, and stock-based compensation expense for personnel in corporate, executive, finance and other administrative functions;

•	general and administration activities, including expenses relating to outside professional services, including legal, investors relations and audit and accounting services; and

•	the relevant portion of expenses for facilities, depreciation and IT costs that was not allocated to other operating expenses.

 We expect our general and administrative expenses to continue to increase in the near term; however, we expect such increases to occur at a slower pace than in recent years. We continue to anticipate additional expenses related to our global expansion.

Financial Income, Net

Financial income consists primarily of exchange rate differences arising from our ILS denominated lease liabilities under ASC 842, net income earned from sale of an equity investment in a privately held company, private placement warrants remeasurement, cash and cash equivalents deposited in our bank account and marketable securities remeasurement. The deposits will vary based on cash and cash equivalents, and with market rates. Our marketable securities have an average credit rating of “A” and a maturity of up to three years. We do not intend to invest more than 5% of our investment portfolio in a single security. In addition, financial income, net includes the fluctuation in value due to foreign exchange differences between cash and cash equivalent and monetary assets and liabilities denominated in foreign currency, mainly in ILS and EUR.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this Annual Report for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this Annual Report.

A. Results of Operations

For a discussion of our results of operations for the year ended December 31, 2020, including a year-to-year comparison between the years ended December 31, 2021 and December 31, 2020, as well as a discussion of our liquidity and capital resources for the year ended December 31, 2020, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 30, 2022.

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this Annual Report. The following table sets forth our consolidated results of operations data for the periods presented:

	Year ended December 31,
	2022	2021
	(In thousands except per share) amounts)
Revenues	$6,026	$5,466
Cost of revenues	(14,790)	(10,488)
Gross loss	(8,764)	(5,022)
Operating expenses:
Research and development	95,107	93,336
Sales and marketing	10,300	23,735
General and administrative	19,178	35,560
Total operating expenses	124,585	152,631
Operating loss	(133,349)	(157,653)
Financial income, net	6,802	4,378
Loss before taxes on income	(126,547)	(153,275)
Taxes on income	(325)	(284)
Net loss	$(126,872)	$(153,559)

Basic and diluted net loss per ordinary share	$(0.94)	$(1.54)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	135,224,312	102,859,891

Comparison of the Years Ended December 31, 2022 and 2021

Revenues

	Year Ended December 31,		Change	Change
	2022	2021	$	%
	(In thousands)	(In thousands	(In thousands)
Revenues	$6,026	$5,466	$560	10%

Revenues increased by approximately $0.6 million, or 10%, to approximately $6.0 million for the year ended December 31, 2022, from approximately $5.5 million for the year ended December 31, 2021.

The increase in revenues was primarily due to increased sales of InnovizOne and related products, which contributed $5.9 million in revenues during the year ended December 31, 2022 compared to $4.3 million in revenues during the year ended December 31, 2021.

Cost of Revenues and Gross Margin

	Year Ended December 31,		Change	Change
	2022	2021	$	%
	(In Thousands except percentages)		(In thousands)
Cost of revenues	$14,790	$10,488	$4,302	41%
Gross margin	(145)%	(92)%

Cost of revenues increased by approximately $4.3 million, or 41%, to approximately $14.8 million for the year ended December 31, 2022, from approximately $10.5 million for the year ended December 31, 2021.

The increase in cost of revenues was primarily due to full realization of the production inefficiencies of InnovizOne as well as machinery depreciation. Gross margin decreased to approximately (145)% for the year ended December 31, 2022, from approximately (92)% for the year ended December 31, 2021, primarily due to the same factor that resulted in the increase in cost of revenues.

Operating Expenses

	Year Ended December 31,		Change	Change
	2022	2021	$	%
	(In Thousands)	(In Thousands)	(In Thousands)
Research and development	$95,107	$93,336	$1,771	2%
Sales and marketing	10,300	23,735	(13,435)	(57)%
General and administrative	19,178	35,560	(16,382)	(46)%
Total operating expenses	$124,585	$152,631	$(28,046)	(18)%

Research and Development

Research and development expenses increased by approximately $1.8 million, or 2.0%, to approximately $95.1 million for the year ended December 31, 2022, from approximately $93.3 million for the year ended December 31, 2021.

The increase was primarily attributable to an increase in payroll of $6.4 million, primarily related to the recruitment of additional engineers to develop the InnovizTwo product, as well as depreciation and amortization of $3.3 million, cost of facilities of $3.1 million and consulting services of $1.4 million. The increase in research and development expenses was partly offset by a $13.5 million decrease in 2022 of stock-based compensation related to the Business Combination that occurred in 2021.

Sales and Marketing

Sales and marketing expenses decreased by approximately $13.4 million, or 57%, to approximately $10.3 million for the year ended December 31, 2022, from approximately $23.7 million for the year ended December 31, 2021.

The decrease was primarily attributable to a decrease of $14.9 million in stock-based compensation related primarily to the Business Combination that occurred in 2021. The decrease was partly offset by an increase of $0.4 million in marketing expenses in 2022.

General and Administrative

General and administrative expenses decreased by approximately $16.4 million, or 46%, to approximately $19.2 million for the year ended December 31, 2022, from approximately $35.6 million for the year ended December 31, 2021.

The decrease was primarily attributable to a $17.1 million decrease in 2022 of stock-based compensation related primarily to the Business Combination that occurred in 2021. The decrease was partly offset by an increase in payroll of $2.7 million in 2022.

Financial Income, net

	Year Ended December 31		Change	Change
	2022	2021	$	%
	(In Thousands)	(In Thousands)	(In Thousands)
Financial income, net	$6,802	$4,378	$2,424	55%

Financial income, net was approximately $6.8 million for the year ended December 31, 2022, compared to financial income, net of approximately $4.4 million for the year ended December 31, 2021.

The increase was primarily related to exchange rate differences of $3.5 million arising from our ILS denominated lease liabilities under ASC 842 (the ILS was devaluated compared to USD during the year ended December 31, 2022) and to bank deposit interest income of $1.5 million. These increases were partially offset by $2.0 million related to income from the sale of an equity interest we held in a privately held company during the year ended December 31, 2021 as well as to warrants liability revaluation income of $0.3 million and a loss of $0.3 million related to marketable securities.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Risk

Our financial results are reported in USD, and changes in the exchange rate between USD and local currencies in the countries in which we operate (primarily ILS) may affect the results of our operations. In the year ended December 31, 2022, approximately 98% of our revenues were denominated in USD. The USD cost of our operations in countries other than the United States may be negatively influenced by devaluation of the USD against other currencies.

During the year ended December 31, 2022, the value of the USD appreciated against the value of the ILS by approximately 13.2%. Our most significant foreign currency exposures are related to our operations in Israel. The Company hedges its anticipated exposure by exchanging USD into ILS in amounts sufficient to fund up to three months of operations and monitoring foreign currency exchange rates over time.

Interest Rate Risk

Our investment strategy is to achieve a return that will allow us to preserve capital and meet our liquidity requirements. We invest in bank deposits and marketable securities, primarily in USD.

Our cash and cash equivalents are exposed to market risk related to changes in interest rates, which is affected by changes in the general level of the Bank of Israel interest rates and United States Federal Reserve interest rates. Due to the short-term nature and the low-risk profile of our interest-bearing accounts, an immediate 10% change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents, bank deposits and restricted bank deposits or on our financial position or results of operations.

Our investments in marketable securities are primarily in securities with an average credit rating of “A” and a maturity of up to three years. We do not intend to invest more than 5% of our investment portfolio in a single security.

Other Market Risks

We do not believe that inflation had a material effect on our business, financial conditions or results of operations during the years ended December 31, 2022 and 2021.

B. Liquidity and Capital Resources

Sources of Liquidity

Prior to 2021, we funded our operations primarily from private placements of our convertible preferred shares in an aggregate amount of approximately $260 million. During 2021 and 2022, we funded our operations primarily from the proceeds of the Business Combination of approximately $370 million and, to a lesser extent, from revenues generated from the sale of goods and services. As of December 31, 2022, we had approximately $186.2 million in cash and cash equivalents, short term deposits, short term restricted cash and marketable securities. Cash equivalents and marketable securities are invested in accordance with our investment policy.

Cash Flow Summary

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2022	2021
	(In Thousands)	(In Thousands)
Net cash used in operating activities	$(93,411)	$(82,522)
Net cash provided by (used in) investing activities	125,354	(281,597)
Net cash provided by financing activities	609	337,178
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,139)	716
Net increase (decrease) in cash, cash equivalents and restricted cash	$31,413	$(26,225)

Operating Activities

During the year ended December 31, 2022, operating activities used approximately $93.4 million. The primary factors affecting operating cash flows during the year ended December 31, 2022 were the net loss of approximately $126.9 million, impacted by non-cash charges of approximately $33.5 million consisting of stock-based compensation of approximately $19.4 million, depreciation and amortization of approximately $7.5 million, remeasurement of private warrants of approximately $(0.9) million and a decrease in working capital of approximately $7.5 million.

During the year ended December 31, 2021, operating activities used approximately $82.5 million. The primary factors affecting operating cash flows during this period were the net loss of approximately $153.6 million, impacted by non-cash charges of approximately $67.5 million consisting of share-based compensation of approximately $64.7 million, depreciation and amortization of approximately $4.0 million and revaluation of private warrants of approximately $)1.2( million. In addition to a decrease in working capital of approximately $1.7 million.

Investing Activities

During the year ended December 31, 2022, cash provided by investing activities was approximately $125.4 million, which primarily resulted from the withdrawal of bank deposits of approximately $230.0 million, partially offset by investments in bank deposits of approximately $79.5 million, purchases of property, plant, and equipment of approximately $22.6 million and an increase in restricted deposits of approximately $2.6 million.

During the year ended December 31, 2021, cash used in investing activities was approximately $281.6 million, which was primarily from investment in short-term deposits of approximately $375.0 million, investments in marketable securities of approximately $50.0 million and purchases of property, plant, and equipment of approximately $3.8 million, which was partially offset by withdrawals of bank deposits of approximately $145.0 million and proceeds from sale of an investee of approximately $2.2 million.

Financing Activities

During the year ended December 31, 2022, cash provided by financing activities was approximately $0.6 million resulting from the exercise of employee stock options.

During the year ended December 31, 2021, cash provided by financing activities was approximately $337.2 million, which was primarily from approximately $338.9 million in net proceeds from the Business Combination, partially offset by repayment of loans of approximately $2.6 million.

Funding Requirements

We expect our expenses to gradually increase in connection with our ongoing activities. Particularly, as we continue research and development activities, commercialization expenses related to product sales, marketing, manufacturing and distribution. As we achieve further commercial success, we may need to obtain additional funding to support our continuing operations. In addition, our financial stability is reviewed by existing and potential customers from time to time and we believe that a stronger cash position provides us additional time to execute our growth strategy and is perceived positively by such customers and may also provide us with higher grading in such customers’ diligence processes. If we are unable to raise capital when and if needed or on attractive terms, we could be forced to delay, reduce or eliminate some of our research and development programs or future commercialization efforts.

As of December 31, 2022, we had cash and cash equivalents, short term bank deposits, short term restricted cash and marketable securities of approximately $186.2 million. We expect those funds to be sufficient to continue to execute our business plan for at least the next 12 months.

We also expect our losses to be higher in future periods as we:

•	expand production capabilities to produce our LiDAR solutions, and accordingly incur costs associated with outsourcing the production of our LiDAR solutions;
•	expand our design, development, installation and servicing capabilities;
•	increase our investment in research and development;
•	increase our test and validation activities as part of our Tier 1 responsibilities;
•	produce an inventory of our LiDAR solutions; and
•	increase our sales and marketing activities and develop our distribution infrastructure.

Because we will incur costs and expenses from these efforts before we receive incremental revenues with respect thereto, losses in future periods will be significant. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.

Off-Balance Sheet Arrangements

The Company’s remaining performance obligations are comprised of product and engineering services not yet satisfied. As of December 31, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations was $9.6 million, which we expect to recognize as revenue in future years.

Other than as set forth above, we have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

C. Research and Development, Patents and Licenses, etc.

Research and Development

We have invested a significant amount of time and expense into research and development of LiDAR-based technologies. Many of our employees are veterans of technological units in the Israeli Defense Forces. Our research and development team is the largest department in the company and, as of December 31, 2022, was comprised of 297 employees. Our ability to maintain a leadership position in the industry depends to a great degree on our ongoing research and development activities. Our research and development team includes engineers and researchers with a diverse range of expertise and diverse levels of experience and academic backgrounds, including holders of B.Sc., M.Sc. and PhD degrees from leading academic institutions. Our research and development activities are largely conducted at our headquarters in Rosh HaAin, Israel and at our German subsidiary’s offices in Munich, Germany.

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

Intellectual Property

Our success and competitive advantage depend in part upon our ability to develop and protect our core technology and intellectual property. We own a portfolio of intellectual property, including registered patents and registered trademarks, confidential technical information, and expertise in the development of LiDAR technology and software for, among others, autonomous vehicles.

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

D. Trend Information

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

E. Critical Accounting Policies and Use of Estimates

Innoviz’s management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements during the reporting periods. These items are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience, known trends and events, and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ materially from these estimates under different assumptions or conditions.

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

Stock-Based Compensation

We measure share options and other share-based awards granted to our employees, consultants or advisors or affiliates based on their fair value according to the Black-Scholes option pricing model, whereas the fair value of restricted stock units is based on the closing market value of the underlying shares at the date of grant. The option pricing model requires several assumptions, of which the most significant are the expected share price volatility and the expected option term. We recognize forfeitures of equity-based awards as they occur. For graded vesting awards, we recognize compensation expenses based on the straight-line method over the requisite service period.

Options

Exercise price. Before we became a public company in April 2021, in determining the exercise prices for share options granted, the board of directors considered the fair value of ordinary shares as of each grant date. The fair value of ordinary shares underlying the share options was determined by the board of directors at each award grant date based upon a variety of factors, including the results obtained from independent third-party valuations, our financial position and historical financial performance, the status of technological developments within our products, the composition and ability of the current management team, an evaluation or benchmark of our competition, the current business climate in the marketplace, the illiquid nature of the ordinary shares, arm’s length sales of our capital share, the effect of the rights and preferences of the preferred shares, and the prospects of a liquidity event, among others. From the date we became public, the fair value of each ordinary share was based on the closing price of the Company’s publicly-traded ordinary shares as reported on the date of the grant.

Expected volatility. As we became a public company in April 2021, there is not sufficient historical volatility for the expected term of the share options. Therefore, we used an average historical share price volatility based on an analysis of reported data for a peer group of comparable public companies which were selected based upon industry similarities.

Expected term (years). This represents the period that our options that have been granted are expected to be outstanding. There is not sufficient historical share exercise data to calculate the expected term of the share options. Therefore, we elected to utilize the simplified method to value option grants. Under this approach, the weighted-average expected life is presumed to be the average of the shortest vesting term and the contractual term of the option.

Risk-free interest rate. We determined the risk-free interest rate by using a weighted-average equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the date of grant.

Expected dividend yield. We do not anticipate paying any dividends in the foreseeable future. Thus, we used 0% as our expected dividend yield.

Earn-out Shares

We estimated the value of our earn-out shares using the Monte Carlo pricing model under the following assumptions:

•	Share price. The share price was based on the closing price of the share on day of grant.

•
Expected volatility. we estimate the volatility of our earn-out shares based on the historical volatility of our share price and of a selected peer companies that matches the expected remaining life of the earn-out shares.

•	Risk-free interest rate. We determined the risk-free interest rate by using a weighted average equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the date of grant.

•	Threshold. We determined the earnout share price as part of the Business Combination.

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

Revenue Recognition

We follow the provisions of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), which applies to all contracts with customers. Under ASC 606, revenue is recognized upon transfer of control of promised products and services to customers in an amount that reflects the consideration that we expect to receive in exchange for those products and services.

When we enter into a contract, once the contract is determined to be within the scope of ASC 606, we assess the goods or services promised within the contract and determines those that are performance obligations and assesses whether each promised good or service is distinct.

We evaluate each performance obligation to determine if it is satisfied at a point in time or over time.

Changes in judgments with respect to these assumptions and estimates could impact the timing or amount of revenue recognition.

Inventory Valuation

Our inventories are stated at the lower of cost or estimated net realizable value. Cost of inventories is determined as follows:

•	Raw materials and work in process - based on weighted average cost.

•	Finished goods – mainly based on weighted average standard cost method.

We charge cost of revenue for write-downs of inventories which are obsolete or in excess of anticipated demand based on a consideration of marketability and product life cycle stage, product development plans, component cost trends, demand forecasts, historical revenue, and assumptions about future demand and market conditions.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Directors

The following table provides information about our directors and executive officers as of February 28, 2023. The address for each of the directors and executive officers is 5 Uri Ariav Street, Building C, Rosh HaAin, Israel 4809202.

Name	Age	Position(s)
Omer Keilaf	43	Chief Executive Officer, Co-Founder and Director
Eldar Cegla	53	Chief Financial Officer
Oren Buskila	39	Chief Research & Development Officer and Co-Founder
Tali Chen	45	Chief Business Officer
Udy Gal-On	54	Chief Operating Officer
Amichai Steimberg	60	Director
Aharon Aharon	68	Director
Dan Falk	78	Director
Ronit Maor	52	Director
James Sheridan	55	Director
Orit Stav	52	Director

Omer David Keilaf, Chief Executive Officer, Co-Founder and Director

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

Oren Buskila, Chief Research & Development Officer and Co-Founder

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

Tali Chen, Chief Business Officer

Tali Chen is the Chief Business Officer of our company since May 2022. Prior to joining the company, Ms. Chen served as Chief Business Officer at DSP Group from 2020 to 2021. Prior to such position, she served in a number of roles at DSP Group including as Chief Marketing Officer from 2018 to 2020, where she managed the IoT business line, European business development, sales and marketing, US operations, and corporate management, as CVP of Corporate Development, and as CVP Marketing and Human Resource. Before joining DSP Group, Tali was Director of Corporate Development at RADA Electronic Industries, a Major in the Israeli Defense Forces, and the founding manager of the “Atidim for Industry” program. Tali holds an LLB in Law and Government with honors from the Interdisciplinary Center (IDC) of Herzliya and an MBA from the Technion Israel Institute of Technology.

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

Dan Falk, Director

Dan Falk joined our board of directors upon the completion of the Business Combination. Mr. Falk currently serves as a member of the board of directors of the following companies: Nice Ltd. (Nasdaq: NICE) and Evogene (Nasdaq: EVGN). From 1999 to 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank. During the past five years, Mr. Falk served as a member of the board of directors of the following public companies, for which he no longer serves as a director: Attunity Ltd, Orbotech Ltd. (NYSE: KLAC) and Ormat Technologies Inc. (NYSE: ORA). Mr. Falk holds a Bachelor’s degree in Economics and Political Science and a Master’s degree in Business Administration, both from the Hebrew University.

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

James Sheridan, Director

James Sheridan joined our board of directors upon the completion of the Business Combination. Mr. Sheridan is a senior operating executive with over 25 years of experience and deep experience in the automotive industry. Since 2020, Mr. Sheridan has served as President of Perception Capital Partners. He has experience as both an operating executive (Chief Procurement Officer) and as a leader of the Purchasing Practice at McKinsey. His prior experiences include roles as CPO at Forterra, Senior Expert at McKinsey, CPO at Champion, and a variety of roles with Ford Motor. Jim earned a B.A. from the College of the Holy Cross and M.B.A from Carnegie Mellon. Mr. Sheridan was appointed by Perception, which is entitled to appoint one director for so long as it beneficially owns at least 50% of the total number of ordinary shares it beneficially owned at the date of the closing of the Business Combination.

Orit Stav, Director

Orit Stav joined our board of directors after the completion of the Business Combination. Ms. Stav is a seasoned investment manager with 20 years of experience in the technology, venture capital, and private equity sectors. Ms. Stav currently serves as a member of the board of directors of the following companies: Camtek Ltd., Doral Renewable Energy Resources Ltd., Hadasit Bio-holdings Ltd., YSB Group and HomeBioGas. Ms. Stav also serves as a member of the board of directors of RavTech Beit Tochna Torani Ltd. (“RavTech”), Altshuler Shaham Properties Ltd. and Poalim I.B.I. Underwriting & Issuing Ltd. Since 2015, Ms. Stav has served as a Managing Partner at Israel Innovation Partners. Prior to that, she represented Siemens Venture Capital in Israel, and led investments in technology startups. Ms. Stav holds a Master of Business Administration from Hertfordshire University, UK, and a Bachelor’s degree in Arts (Economics and Management) from the Tel Aviv University.

B. Compensation of Directors and Executive Officers

The table below reflects the Company’s compensation costs related to the employment of our five most highly compensated office holders (as defined in Israel’s Companies Law) with respect to the year ended December 31, 2022. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites (such as car and phone), social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company (in USD), as recognized in our financial statements for the year ended December 31, 2022, including compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our directors’ and officers’ liability insurance policy and was granted an indemnification letter as approved by our shareholders in accordance with applicable law and our Articles.

Name and Principal Position(1)	Salary and benefits(2)	Bonus	Equity-Based Compensation(3)	Total

Omer Keilaf (Chief Executive Officer)	$474,803	$0	$2,802,953	$3,277,757
Oren Buskila (Chief Research & Development Officer)	$384,376	$0	$1,705,268	$2,089,644
Oren Rosenzweig (former Chief Business Officer)	$233,269	$0	$1,010,274	$1,243,543
Udy Gal-On (Chief Operating Officer)	$273,924	$0	$302,270	$576,195
Eldar Cegla (Chief Financial Officer)	$324,045	$0	$201,908	$525,952

(1)	All Covered Executives were employed on a full time (100%) basis during 2022. Mr. Rosenzweig resigned from his position as Chief Business Officer in May 2022.
(2)
Includes the Covered Executive’s gross salary and benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executives, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s policies.

(3)
Represents the equity-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2022, based on the equity fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 12 to our consolidated financial statements included in this Annual Report.

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

Aggregate Compensation of Office Holders

The aggregate compensation, including share-based compensation, paid by our company to its executive officers and directors as a group for the year ended December 31, 2022 was approximately $8.8 million (including one director and executive officer who left the Company during 2022). This amount includes approximately $0.3 million paid for pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefit costs commonly reimbursed or paid by companies in Israel.

As of December 31, 2022, options to purchase 3,857,141 of our ordinary shares granted to our executive officers and directors as a group were outstanding under our equity incentive plans at a weighted average exercise price of $10.33 per ordinary share.

In addition, 1,653,256 RSUs granted to our executive officers and directors were outstanding under our equity incentive plans as of December 31, 2022.

We pay to each of our non-employee directors an annual cash retainer as follows: chairperson of the board of directors: $77,500; chairperson of the audit committee, compensation committee and nominating, environmental, social and governance committee: $50,000, $45,000 and $42,500, respectively; members of the audit committee, compensation committee and nominating, environmental, social and governance committee: $42,500, $40,000 and $38,750, respectively; and each other non-employee director: $35,000. Such compensation will not be cumulative and the non-employee directors will receive the highest level of compensation to which they are entitled. Additionally, we grant each of our non-employee directors annual grants in a value of up to $100,000 each. We also reimburse them for expenses arising from their board membership.

Share Option Plans

2016 Share Incentive Plan

Our 2016 Share Incentive Plan (the “2016 Plan”) was adopted by our board of directors on May 23, 2016. The Plan provides for the grant of options to employees, directors, office holders, service providers and consultants of our company and its subsidiaries.

We no longer grant any awards under the 2016 Plan as it was superseded by our 2021 Share Incentive Plan (the “2021 Plan”), although outstanding options previously granted under the 2016 Plan remain governed by the 2016 Plan. As of December 31, 2022, a total of 6,307,037 options to purchase ordinary shares were outstanding under the 2016 Plan, with a weighted average exercise price of $0.81 per ordinary share. Our board of directors, or a duly authorized committee of our board of directors, administers the 2016 Plan.

2021 Share Incentive Plan

In connection with the closing of the Business Combination, we adopted a new share incentive plan, the 2021 Plan, under which we may grant equity-based incentive awards to attract, motivate and retain the talent for which we compete. Following the consummation of the Business Combination, we ceased to grant any awards under the 2016 Plan, though previously granted options under the 2016 Plan remain outstanding and governed by the 2016 Plan. As of December 31, 2022, options to purchase 7,773,959 of our ordinary shares and 7,308,579 RSUs were outstanding under the 2021 Plan.

The maximum number of our ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 19,510,820 shares (together with any shares subject to awards under the 2016 Plan that expire or become un-exercisable without having been exercised), and (ii) an annual increase on the first day of each year beginning in 2022 and ending in and including 2031, equal to the lesser of (A) 5% of the outstanding shares on the last day of the immediately preceding calendar year and (B) such amount as determined by our board of directors if so determined prior to January 1 of a calendar year; provided, however, that no more than 14,000,000 shares in total may be issued upon the exercise of incentive stock options under the 2021 Plan. If permitted by us, ordinary shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan or the 2016 Plan may again be available for issuance under the 2021 Plan. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2021 Plan in its discretion. On January 1, 2023, the number of ordinary shares reserved for the 2021 Plan increased by 4,909,261. The total number of ordinary shares reserved and available for future equity grants under the 2021 Plan, as of February 15, 2023 was 6,809,263.

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

The 2021 Plan provides for granting awards under various tax regimes, including, without limitation, for awards granted to our Israeli employees or service providers, in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Ordinance”) or Section 3(i) of the Ordinance and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.

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

The 2021 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), ordinary shares, restricted shares, restricted share units, performance restricted share units and other share-based awards. Options granted under the 2021 Plan to our employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified stock options.

C. Board Practices

Board of Directors

Under the Companies Law and our Articles, our business and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors. All other executive officers are appointed by the Chief Executive Officer and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

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

Further, our Articles include a provision which provides that Perception has the right to appoint one director to our board of directors upon closing of the Business Combination (the “Perception Director”) and for so long as it beneficially owns at least 50% of the total number of ordinary shares it beneficially owned at the date of the closing of the Business Combination. Mr. Sheridan was appointed as the Perception Director.

Our directors, other than the Perception Director, are divided among the three classes as follows:

•	the Class I directors are Aharon Aharon and Orit Stav and their terms expire at our annual general meeting to be held in 2024;

•	the Class II directors are Dan Falk and Ronit Maor and their terms expire at our annual general meeting to be held in 2025; and

•	the Class III directors are Amichai Steimberg and Omer Keilaf and their terms expire at our annual general meeting to be held in 2023.

Director Independence

As an Israeli company, our company is subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, may, subject to certain conditions, opt out from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee, compensation committee and nominating, environmental, social and governance committee of the board of directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time a director is appointed all members of the board of directors are of the same gender). In accordance with these regulations, we have elected to opt out of those requirements of the Companies Law. These exemptions will continue to be available to our company so long as: (i) we do not have a “controlling shareholder” as used under the Companies Law, (ii) our shares are traded on certain U.S. stock exchanges, including Nasdaq, and (iii) we comply with the director independence requirements and the audit committee, compensation committee and nominating, environmental, social and governance committee composition requirements under U.S. laws (including applicable Nasdaq rules) applicable to U.S. domestic issuers.

The term “controlling shareholder” as used in the Companies Law for purposes related to external directors and for the requirements related to appointment to the audit committee, compensation committee or nominating, environmental, social and governance committee, as described below, means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. With respect to certain matters (including various related party transactions), a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company.

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

Under the following three Nasdaq director independence rules a director is not considered independent: (a) Nasdaq Rule 5605(a)(2)(A), a director is not considered to be independent if he or she also is an executive officer or employee of our company, (b) Nasdaq Rule 5605(a)(2)(B), a director is not considered independent if he or she accepted any compensation from our company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, and (c) Nasdaq Rule 5605(a)(2)(D), a director is not considered to be independent if he or she is a partner in, or a controlling shareholder or an executive officer of, any organization to which our company made, or from which our company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000. Under such definitions, we have five independent directors.

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

Chairperson of the Board

Our Articles provide that the chairperson of the board of directors is appointed by the members of the board of directors and serves as chairperson of the board of directors throughout his or her term as a director, unless resolved otherwise by the board of directors. Under the Companies Law, the chief executive officer (or any relative of the chief executive officer) may not serve as the chairperson of the board of directors, and the chairperson (or any relative of the chairperson) may not be vested with authorities of the chief executive officer without shareholder approval, for periods of up to three years each, consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

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

In addition, a person subordinated, directly or indirectly, to the chief executive officer may not serve as the chairperson of the board of directors; the chairperson of the board of directors may not be vested with authorities that are granted to those subordinated to the chief executive officer; and the chairperson of the board of directors may not serve in any other position in the Company or a controlled company, but he may serve as a director or chairperson of a subsidiary.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are public companies, including companies with shares listed on Nasdaq, are required to appoint at least two external directors who must meet heightened independence requirements. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, may, subject to certain conditions, opt out from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee, compensation committee and nominating, environmental, social and governance committee of the board of directors. In accordance with these regulations, we elected to opt out from these Companies Law requirements. Instead, we must comply with the director independence requirements, the audit committee, the compensation committee and the nominating, environmental, social and governance committee composition requirements under U.S. laws (including applicable Nasdaq rules) applicable to U.S. domestic issuers.

Committees of the Board of Directors

Our board of directors has the following standing committees: an audit committee, a compensation committee and a nominating, environmental, social and governance committee.

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

The charter of the audit committee is available without charge at https://ir.innoviz.tech.

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

The charter of the compensation committee is available without charge at https://ir.innoviz.tech

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

Compensation Policy Under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, a compensation policy must be approved at least once every three years, first, by the public company’s board of directors, upon recommendation of its compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

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

•
if the terms of employment include variable components—the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•
if the terms of employment include severance compensation—the term of employment or office of the office holder, the terms of his or her compensation during such period, the company’s performance during such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

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

Nominating, Environmental, Social and Governance Committee

The members of the nominating, environmental, social and governance committee are Orit Stav and Aharon Aharon. Orit Stav serves as the Chairperson of the nominating, environmental, social and governance committee. The nominating, environmental, social and governance committee is responsible, among other things, for:

•
identify, review and evaluate candidates to serve as members of our board of directors, recommend to our board of directors nominees for election as directors of the Company, and review and evaluate incumbent members of the board of directors;

•	make recommendations to our board of directors regarding corporate governance guidelines and matters;

•	oversee all aspects of the Company’s corporate governance functions and ethical conduct; and

•	oversee the Company’s programs and strategies related to environmental, social and governance matters.

The charter of the nominating, environmental, social and governance committee is available without charge at https://ir.innoviz.tech .

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

Our Articles allow us to exculpate, indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder to the fullest extent permitted under applicable law. Our office holders are currently covered by a directors and officers’ liability insurance policy.

We have entered into agreements with certain of our directors and executive officers exculpating them in advance from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

The maximum indemnification amount set forth in such agreements is limited to an amount equal to the higher of $40,000,000 and 25% of our total shareholders’ equity on a consolidated basis as reflected in our most recent consolidated financial statements prior to the date on which the indemnity payment is made (other than indemnification for an offering of securities to the public, including by a shareholder in a secondary offering, in which case the maximum indemnification amount is limited to the gross proceeds raised by us and/or any selling shareholder in such public offering). The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.

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

Ms. Sharon Cohen, CPA from Deloitte IL & Co, a firm in the Deloitte Global Network serves as our internal auditor.

D. Employees

We believe that our corporate culture and our relationship with our employees contribute to our success. Our employees are continuously innovating, and our structure rewards productivity. As of December 31, 2022, we had 468 employees.

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

None of our employees work under any collective bargaining agreements. Extension orders issued by the Israeli government apply to us and affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses and pension rights.

We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

E. Share Ownership

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers —Share Option Plans.”

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of February 15, 2023 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days as of February 15, 2023, and restricted share units that shall vest within 60 days of February 15 , 2023, to be outstanding and to be beneficially owned by the person holding the options or restricted share units for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 136,321,581 ordinary shares outstanding as of February 15, 2023.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. Unless otherwise noted below, each shareholder’s address is 5 Uri Ariav Street, Building C, Rosh HaAin 4809202, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates since January 1, 2022 is included under Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Name of Beneficial Owner	Number	%
Five Percent or More Holders
Antara Capital LP(1)	13,651,009	10.8%
Bank of American Corporation(2)	9,359,411	6.9%
FIFTHDELTA LTD (3)	9,337,413	6.8%
Magma Venture Capital Management (IV) LP(4)	8,576,206	6.3%
Cowen and Company, LLC and Cowen Financial Products LLC(5)	6,916,390	5.1%

Directors and Executive Officers
Omer Keilaf(6)	6,874,364	5.0%
Eldar Cegla(7)	438,998	*
Tali Chen	—	—
Oren Buskila(8)	2,961,692	2.2%
Udy Gal-On(9)	90,572	*
Amichai Steimberg(10)	33,354	*
Aharon Aharon(10)	33,354	*
Dan Falk(10)	33,354	*
Ronit Maor(10)	33,354	*
James Sheridan(11)	3,173,601	2.3%
Orit Stav(10)	33,354	*
All executive officers and directors as a group (11 persons)	13,706,000	9.6%

*	less than 1%
(1)
Based on information reported on Schedule 13G/A filed with the SEC on February 14, 2023. Antara Capital Master Fund LP (“Antara Master Fund”) directly holds 3,814,112 ordinary shares. Certain managed accounts for which Antara Capital LP (“Antara Capital”) serves as investment manager (the “Managed Accounts”) directly hold 2,807,728 ordinary shares. In addition, Antara Master Fund directly holds warrants to purchase 7,029,169 ordinary shares at an exercise price of $11.50 per share. Antara Capital is the investment manager of the Antara Master Fund and the Managed Accounts. Antara Capital GP LLC (“Antara GP”) is the general partner of Antara Capital. Himanshu Gulati (“Mr. Gulati”) is the sole member of Antara GP. Antara Capital, Antara GP and Mr. Gulati may be deemed to beneficially own the securities of Innoviz held directly by Antara Master Fund and the Managed Accounts. The business address of the foregoing persons is 55 Hudson Yards, 47th Floor, Suite C, New York, NY 10001.

(2)
Based on information reported on Schedule 13G filed with the SEC on February 14, 2023. Bank of America Corporation on behalf of itself and its wholly owned subsidiaries Bank of America N.A., Merrill Lynch International and Merrill Lynch Pierce Fenner & Smith, Inc., has the power to vote or direct to vote 9,357,173 ordinary shares and the power to dispose or to direct the disposition of 9,359,411 ordinary shares. The business address of the foregoing reporting persons is Bank of America Corporate Center, 100 N Tryon St., Charlotte, NC 28255.

(3)
Based on information reported on Schedule 13G/A filed with the SEC on February 13, 2023. FIFTHDELTA Master Fund Limited (the “Master Fund”), an exempted company incorporated in the Cayman Islands with limited liability, directly holds 9,337,413 ordinary shares. FIFTHDELTA LTD (the “Manager”), a private limited company organized under the laws of England and Wales, serves as investment manager to the Master Fund and has discretionary and voting power over the ordinary shares held by the Master Fund. Accordingly, the Manager may be deemed to be the beneficial owner of 9,337,413 ordinary shares which are held by the Master Fund. The Manager disclaims beneficial ownership of the Shares of the Issuer held by the Master Fund, except to the extent of any pecuniary interest therefrom. The business address of the Manager is 15 Sackville Street, 1st Floor, London W1S 3DJ, United Kingdom and the business address for the Master Fund is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands.

(4)
Based on information reported on Schedule 13G/A filed with the SEC on February 7, 2023. Magma Venture Capital IV CEO Fund, L.P. (“Magma IV CEO”) directly holds 235,086 ordinary shares. Magma Venture Capital IV, L.P. (“Magma IV”) directly holds 8,341,120 ordinary shares. Magma Venture Capital Management IV, L.P. (“Magma Management IV”) is the sole general partner of Magma IV CEO and Magma IV. Magma Venture Partners General Partner Ltd. (“Magma General Partner”) is the sole general partner of Magma Management IV. Yahal Zilka and Modi Rosen are each the beneficial owners of 50% of the outstanding shares of Magma General Partner. Each of the foregoing persons disclaims beneficial ownership of the ordinary shares except to the extent of its or his (as applicable) pecuniary interest (if any) therein. The business address of the foregoing reporting persons is c/o 22 Rothschild Blvd., 25 floor, Tel Aviv, 6688218, Israel.

(5)
Based on information reported based on Schedule 13G filed with the SEC on November 2, 2022. Cowen and Company, LLC has the sole power to vote and dispose of 220,000 ordinary shares and Cowen Financial Products LLC has the sole power to vote and dispose of 6,696,390 ordinary shares. The business address of the foregoing reporting persons is 599 Lexington Ave., New York, NY 10022.

(6)	Consists of 5,353,028 ordinary shares and 1,521,336 ordinary shares issuable upon vesting of RSUs or exercise of options that are exercisable as of or within 60 days of February 15, 2023.
(7)	Consists of 149,437 ordinary shares and 289,561 ordinary shares issuable upon vesting of RSUs or exercise of options that are exercisable as of or within 60 days of February 15, 2023.
(8)	Consists of 1,645,304 ordinary shares and 1,316,388 ordinary shares issuable upon vesting of RSUs or exercise of options that are exercisable as of or within 60 days of February 15, 2023.
(9)	Consists of 15,157 ordinary shares and 75,418 ordinary shares issuable upon vesting of RSUs or exercise of options that are exercisable within 60 days of February 15, 2023.
(10)	Consists of (a) 10,142 ordinary shares and (b) 23,212 ordinary shares issuable upon vesting of RSUs that vest within 60 days of February 15, 2023.
(11)
Consists of (a) 10,142 ordinary shares and (b) 23,212 ordinary shares issuable upon vesting of RSUs that vest within 60 days of February 15, 2023, In addition, Perception Capital Partners, LLC directly holds 75,000 ordinary shares and 3,065,247 warrants to purchase ordinary shares at a price of $11.50 per share. Mr. Sheridan is the Chief Executive Officer of Perception Capital Partners, LLC and may be deemed to be the beneficial owner of the securities held by Perception Capital Partners, LLC.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2019. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

As a number of our shares are held in book-entry form, we are not aware of the identity of all of our shareholders. As of February 15, 2023, we had 128,947 ordinary shares held by 5 U.S. resident shareholders of record.

B. Related Party Transactions

The following is a description of our related party transactions since January 1, 2022.

Registration Rights Agreement

Concurrently with the execution of the Business Combination Agreement, Innoviz, certain equityholders of Innoviz, certain equityholders of Collective Growth, Perception and Antara entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which Innoviz agreed to file a shelf registration statement with respect to the registrable securities defined therein within 60 days of the closing of the Business Combination. Certain holders of registrable securities under the Registration Rights Agreement may request to sell all or any portion of their registrable securities in an underwritten offering up to twice in any 12-month period so long as the total offering price is reasonably expected to exceed $75.0 million. Innoviz also agreed to provide customary “piggyback” registration rights. The Registration Rights Agreement also provides that Innoviz will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities. The Registration Rights Agreement does not contemplate the payment of penalties or liquidated damages to the equityholders party thereto as a result of a failure to register, or delays with respect to the registration of, the registrable securities.

Put Option Agreement

Concurrently with the execution of the Business Combination Agreement, Innoviz and Antara entered into the Put Option Agreement, pursuant to which Innoviz caused Antara to subscribe for a number of Innoviz ordinary shares in the PIPE with an aggregate equity value equal to $70,000,000. In consideration for entering into the Put Option Agreement, at the Effective Time, Innoviz issued to an affiliate of Antara 3,784,753 warrants and 3,002,674 ordinary shares. In addition, Innoviz agreed to issue to an affiliate of Antara 312,296 ordinary shares in the event that earnout shares are issued to Perception.

Agreements with Directors and Officers

Options, restricted share units and performance share units. Since our inception, we have granted restricted share units, performance share units and options to purchase our ordinary shares to our executive officers. We describe our option plans under Item 6. “Directors, Senior Management and Employees.”

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

Rights of Appointment. As part of the Business Combination, our Articles include a provision which provides that Perception has the right to appoint, replace and remove one director to our board of directors so long it beneficially holds, together with any permitted transferee, in the aggregate at least 1,513,874 of our ordinary shares, which is equal to fifty percent (50%) of the total number of our ordinary shares Perception beneficially owned as of the date of the adoption of our Articles.

Transaction with RavTech

RavTech has provided engineering and operator services to the Company since December 2019. Fees paid to RavTech during fiscal years 2022, 2021 and 2020 were $0, $100,000, and $71,000, respectively. Orit Stav, a director of the Company as of April 2021, is a director of RavTech. There are no amounts due to RavTech as of February 15, 2023.

Related Party Transaction Policy

Our board of directors has adopted a written related party transaction policy to set forth the policies and procedures for identifying related party transactions.

C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

From time to time, we may become involved in actions, claims suits, and other legal proceedings arising in the ordinary course of our business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters. We are not currently a party to any material actions, claims, suits or other legal proceedings the outcome of which, if determined adversely to it, would individually or in the aggregate have a material adverse effect on our business, financial condition, and results of operations.

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

The Companies Law imposes restrictions on our ability to declare and pay dividends. See Item 5. “Operating and Financial Review and Prospects.”

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

B. Memorandum and Articles of Association

A copy of our Articles is incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-3 (File No. 333‑265170) filed with the SEC on May 24, 2022. Other than as set forth below, the information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference herein.

Share Capital

As of December 31, 2022, we had 136,185,264 ordinary shares and 16,231,141 warrants outstanding.

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

The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes, among other things, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties or the approval of a merger, notice must be provided at least 35 days prior to the meeting. Under the Companies Law, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

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

•
2021 Share Incentive Plan of Innoviz Technologies Ltd. (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F filed with the SEC on March 30, 2022). See Item 6. “Directors, Senior Management and Employees” for more information about this agreement.

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

•
Registration Rights Agreement, dated as of December 10, 2020, by and among Innoviz, certain equityholders of Innoviz, certain equityholders of Collective Growth, Perception and Antara Capital (incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form F-4 (File No. 333-252023) filed with the SEC on January 11, 2021). See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions” for more information about this agreement.

•
Put Option Agreement, dated as of December 10, 2020, by and between Innoviz and Antara Capital (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-4 (File No. 333-252023) filed with the SEC on January 11, 2021). See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions” for more information about this agreement.

•	Magna Joint Development and Master Supply Agreement

In December 2017, we entered into a Joint Development and Master Supply Agreement (“JDMSA”) with Magna incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-4 (File No. 333-252023) filed with the SEC on January 11, 2021) pursuant to which the parties agreed to work together to jointly develop and commercialize various LiDAR-related technologies. This agreement provides the framework for the collaboration between Magna as a leading Tier-1 partner and our company as a leading LiDAR company. The initial term of this agreement is eight years with automatic renewals of 1-year periods thereafter, subject in each case to mutual termination rights in the event of material breach, insolvency or bankruptcy.

•	BMW SOW

In connection with the JDMSA, in February 2018, we entered into the BMW SOW with Magna Electronics Europe GmbH & Co. OHG (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-4 (File No. 333-252023) filed with the SEC on January 11, 2021) describing the services to be performed and deliverables to be provided to BMW, to equip Innoviz LiDAR products into BMW’s Level 3 vehicle platform.

The parties have mutual termination rights, including in the event of a material breach by the other party. Serial production volumes will ultimately be highly dependent on numerous factors and therefore are binding only upon issuance of a purchase order.

In 2019, the parties signed an amendment to the BMW SOW (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-4 (File No. 333-252023) filed with the SEC on January 11, 2021), under which BMW advanced certain payments due under the BMW SOW in consideration for development activities and delivery of early samples to Magna Electronics Europe by the end of August 2019.

•	Magna Manufacturing MOU

In October 2020, Innoviz signed a memorandum of understanding with Magna Electronics Technology, Inc. (the “Magna MOU”) (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-4 (File No. 333-252023) filed with the SEC on January 11, 2021) for high-volume manufacturing of Innoviz LiDARs at Magna’s automotive grade facility in Holly, Michigan. The Magna MOU contemplates Magna’s manufacturing of our LiDAR solution for the BMW program. The MOU has been in effect since October 2020 and has been periodically extended since.

•	Lease Agreement

Our corporate headquarters are located in Rosh HaAin, Israel, where we currently lease an office with approximately 16,350 square meters pursuant to the Lease Agreement (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F for the Year Ended December 31, 2021 filed with the SEC on March 30, 2022). This facility contains engineering, research and development, testing, product, sales and administrative functions. The initial term under the Lease Agreement is for 67 months and expires on January 31, 2028. We have an option under the Lease Agreement to renew the lease for additional 60 months, which will be exercised automatically unless we inform the lessor in advance.

•	Electronic Nomination Agreement with Cariad SE (a Volkswagen group company)

In December 2022, Innoviz and Cariad SE executed an electronic nomination agreement (the “eNA”) pursuant to which Cariad commissioned Innoviz to develop, manufacture and deliver InnovizTwo LiDARs.

Cariad has the right to terminate the eNA under certain circumstances, including (a) if Innoviz does not meet the prerequisites for series production of the products that are the subject matter of the eNA, and (b) if Innoviz enters into insolvency proceedings.

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

•	Under limited conditions, an election to file consolidated tax returns with controlled Israeli Industrial Companies; and

•	Expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

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

Tax benefits under the 2011 amendment. The 2011 Amendment cancelled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone “A”. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least ILS 200 million, and the sale receives prior approval from the Israel Innovation Authority.

The 2017 Amendment further provides that a technology company satisfying certain conditions (group consolidated revenues of at least ILS 10 billion) will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the Israel Innovation Authority. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than ILS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

Taxation of Our Shareholders

Capital gains taxes applicable to non-Israeli resident shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel should be exempt from Israeli tax unless, among other requirements, the shares were held through a permanent establishment that the non-resident maintains in Israel. If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2023), if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Tax Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2023) and a marginal tax rate of up to 47% for an individual in 2023 (excluding surtax as discussed below)) unless contrary provisions in a relevant tax treaty apply. Non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under The Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In each case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable. There is no assurance that any such Israeli tax would be creditable for U.S. federal income tax purposes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale (i.e., tax residency certificate or other documentation).

Taxation of non-Israeli shareholders on receipt of dividends. Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise or Preferred Technology Enterprise or such lower rate as may be provided in an applicable tax treaty. For example, under the United States Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or Beneficiary Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to 10% or more holding and to our gross income for the previous year (as set forth in the previous sentence) are met. The aforementioned rates under the United States-Israel Tax Treaty would not apply if the dividend income is derived through a permanent establishment of the U.S. resident in Israel. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay surtax (as further explained below).

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding ILS 698,280 for 2023, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax. Israeli law presently does not impose estate or gift taxes.

United States Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares and warrants. This description addresses only the U.S. federal income tax consequences to U.S. Holders (as defined below) that hold our ordinary shares or warrants as capital assets within the meaning of Section 1221 of the Code, and that have the U.S. dollar as their functional currency. This discussion is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling has been or will be requested from the IRS regarding the tax consequences of the acquisition, ownership or disposition of the ordinary shares and warrants, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. tax consequences other than U.S. federal income tax consequences (e.g., the estate and gift tax, the alternative minimum tax or the Medicare tax on net investment income) and does not address any state, local or non-U.S. tax consequences.

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

Distributions on Ordinary Shares

Subject to the discussion under “Passive Foreign Investment Company Considerations” below, the gross amount of any distribution made to you with respect to our ordinary shares, before reduction for any Israeli taxes withheld therefrom, generally will be includible in your income as dividend income on the date on which the dividends are actually or constructively received, to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. However, we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, you should expect that the entire amount of any distribution generally will be reported as dividend income to you. If you are a non-corporate U.S. Holder you may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that we are not a PFIC (as discussed below under “Passive Foreign Investment Company Considerations”) with respect to you in our taxable year in which the dividend was paid or in the prior taxable year and certain other conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

Dividends paid to you with respect to our ordinary shares generally will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be credited against your U.S. federal income tax liability or, at your election, be deducted from your U.S. federal taxable income. An election to deduct creditable foreign taxes instead of claiming foreign tax credits would generally apply to all such foreign taxes paid or accrued in such taxable year. Dividends that we distribute generally should constitute “passive category income” for purposes of the foreign tax credit. A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. Pursuant to applicable United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on a distribution on our ordinary shares, depending on the nature of such foreign tax. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit, including your eligibility for benefits under an applicable income tax treaty and the potential impact of the applicable United States Treasury regulations.

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

In addition, pursuant to applicable United States Treasury regulations, if a U.S. Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on the disposition of our ordinary shares, depending on the nature of such foreign tax. The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are complex and U.S. Holders should consult their tax advisors as to whether the Israeli tax on gains may be creditable or deductible in light of their particular circumstances, including their eligibility for benefits under an applicable income tax treaty and the potential impact of applicable United States Treasury regulations.

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

It is also possible that a cashless exercise of a warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “Sale, Exchange or Other Disposition of Ordinary Shares and Warrants.” In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of ordinary shares having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between (i) the fair market value of the warrants deemed surrendered and (ii) the U.S. Holder’s tax basis in such warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the ordinary shares received would equal the sum of (i) U.S. Holder’s tax basis in the warrants deemed exercised and (ii) the exercise price of such warrants. A U.S. Holder’s holding period for the ordinary shares received in such case generally would commence on the date following the date of exercise (or possibly on the date of exercise) of the warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of warrants.

Possible constructive distributions

The terms of each warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a warrant would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (for instance, through an increase in the number of ordinary shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property such as other securities to the holders of the ordinary shares which is taxable to such holders under “Distributions on Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such warrant received a cash distribution from us equal to the fair market value of such increased interest.

Passive Foreign Investment Company Considerations

In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income” or (ii) 50% of its gross assets (generally determined on the basis of a quarterly average) produce or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income. For these purposes, cash and other assets readily convertible into cash are considered passive assets, and goodwill and other unbooked intangibles are generally taken into account. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it directly or indirectly holds 25% or more (by value) of the stock.

We believe we were not a PFIC for our taxable year ending December 31, 2022. However, as discussed below, whether we were a PFIC for any given taxable year is based on a complex and factual determination and there is no assurance that the IRS will agree with our determination. Based on the current and anticipated composition of our income, assets and operations, and those of our subsidiaries, we cannot be sure as to whether we will be a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2023 or in future taxable years. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. The value of our assets (including unbooked goodwill) for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly.

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

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq, or on a foreign exchange or market that the IRS determines, has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which we may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that we do not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. If we own any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to our providing the relevant tax information for each Lower-Tier PFIC on an annual basis. A mark-to-market election generally would not be available with respect to any Lower-Tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

Our ordinary shares and warrants are quoted on Nasdaq. Information about us is also available on our website at https://innoviz.tech/. Our website and the information contained therein or connected thereto will not be deemed to be incorporated into this Annual Report and you should not rely on any such information in making your decision whether to purchase our ordinary shares or warrants.

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

Interest Rate Risk

As of December 31, 2022 and 2021, our cash equivalents consisted of interest-bearing short-term deposits and marketable securities. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of interest of the Bank of Israel, and U.S. Federal Reserve interest rates. Due to the short-term nature and the low-risk profile of our interest-bearing accounts, an immediate 10% change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents and short-term restricted bank deposits or on our financial position or results of operations. We are not currently exposed to significant market risk related to changes in foreign currency exchange rates; however, we have contracted with and may continue to contract with vendors located in China, Europe and Israel. Our operations may be subject to fluctuations in foreign currency exchange rates in the future.

We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2022 and 2021.

Foreign Currency Risk

Our financial results are reported in USD, and changes in the exchange rate between USD and local currencies in those countries in which we operate (primarily the ILS) may affect the results of our operations. In the year ended December 31, 2022, approximately 98% of our revenues were denominated in USD. The USD cost of our operations in countries other than the United States, may be negatively influenced by revaluation of the USD against other currencies.

During the year ended December 31, 2022, the value of the USD appreciated against the value of the ILS by approximately 13.2%. Our most significant foreign currency exposures are related to our operations in Israel. The company hedges its anticipated exposure by exchanging USD into ILS in amounts sufficient to fund up to three months of operations, and monitors foreign currency exchange rates over time.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

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

Item 16A.        Audit Committee Financial Expert

Our board of directors has determined that Mr. Dan Falk, Chairman of our audit committee, satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Mr. Dan Falk is considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

Item 16B.        Code of Ethics

We have adopted a Code of Ethics and Conduct that applies to all our employees, officers and directors, including our principal executives, principal financials and principal accounting officers. Our Code of Ethics and Conduct addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Ethics and Conduct, employee misconduct, conflicts of interest or other violations. Our Code of Ethics and Conduct is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act.

We will disclose on our website any amendment to, or waiver from, a provision of our Code of Ethics and Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. Our Code of Ethics and Conduct is available on our website at https://ir.innoviz.tech/. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report. You may request a copy of our Code of Ethics and Conduct, free of charge, by writing to us at the following address: investors@innoviz-tech.com.

Item 16C.	Principal Accounting Fees and Services

The consolidated financial statements of Innoviz Technologies Ltd. as of December 31, 2021 and 2022, and for each of the two years in the period ended December 31, 2022, appearing in this Annual Report have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of Kost Forer Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492101, Israel.

The table below sets out the total amount of services rendered to us by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for services performed in the years ended December 31, 2021 and 2022, and breaks down these amounts by category of service:

	2022	2021
	(in thousands)
Audit Fees	$909	$1,455
Audit Related Fees	—	—
Tax Fees	25	45
All Other Fees	—	—
Total	$934	$1,490

Audit Fees

Audit fees for the years ended December 31, 2022 and 2021 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC as well as certain fees related to the audit in connection with our business combination transaction in 2021.

Audit Related Fees

None.

Tax Fees

Tax fees for the years ended December 31, 2022 and 2021 were related to ongoing tax advisory, tax compliance and tax planning services.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our ordinary shares are listed on Nasdaq. We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the Nasdaq listing standards. Under the Nasdaq rules, listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the Nasdaq with limited exceptions. We rely on this “home country practice exemption” with respect to the quorum requirement for shareholder meetings. As permitted under the Companies Law, pursuant to our Articles, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the Nasdaq corporate governance rules.

We otherwise comply with and intend to continue to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future, however, decide to use other foreign private issuer exemptions with respect to some or all the other Nasdaq listing rules. Following our home country governance practices may provide less protection than is accorded to investors under the Nasdaq listing rules applicable to domestic issuers.

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

Item 19.         Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of Innoviz Technologies Ltd.	F-3	333‑265170	3.1	May 24, 2022
2.1	Description of Securities.	20-F	001-40310	2.1	April 21, 2021
4.1†	Form of Director and Officer Indemnification Agreement.	F-4	333-252023	10.12	February 12, 2021
4.2†	Compensation Policy for Directors and Officers.	F-4	333-252023	10.13	February 12, 2021
4.3†	2016 Share Incentive Plan of Innoviz Technologies Ltd.	F-4	333-252023	10.10	January 11, 2021
4.4†	2021 Share Incentive Plan of Innoviz Technologies Ltd.	20-F	001-40310	4.4	March 30, 2022
4.5††	Joint Development and Supply Agreement, dated as of December 4, 2017, by and between Magna Electronics Inc. and Innoviz Technologies Ltd.	F-4	333-252023	10.15	January 11, 2021
4.6††	Statement of Work, dated February 2, 2018, by and between Magna Electronics Europe GmbH & Co. OHG and Innoviz Technologies Ltd.	F-4	333-252023	10.16	January 11, 2021
4.7††	Amendment No. 1 to Statement of Work, dated May 10, 2019, by and between Magna Electronics Europe GmbH & Co. OHG and Innoviz Technologies Ltd.	F-4	333-252023	10.17	January 11, 2021
4.8††	Memorandum of Understanding, dated October 12, 2020, by and between Magna Electronics Technology, Inc. and Innoviz Technologies Ltd.	F-4	333-252023	10.18	January 11, 2021
4.9††	Addendum to Memorandum of Understanding, dated December 8, 2020, by and between Magna Electronics Technology, Inc. and Innoviz Technologies Ltd.	F-4	333-252023	10.19	January 11, 2021
4.10	Warrant Agreement, dated as of April 30, 2020, between Continental Stock Transfer & Trust Company and Collective Growth Corporation.	F-4	333-252023	4.4	January 11, 2021

4.11	Assignment, Assumption and Amendment Agreement, by and among Innoviz Technologies Ltd., Collective Growth Corporation, American Stock Transfer & Trust Company and Continental Stock Transfer & Trust Company.	20-F	001-40310	4.11	April 21, 2021
4.12	Registration Rights Agreement, dated as of December 10, 2020, by and among Innoviz, certain equityholders of Innoviz, certain equityholders of Collective Growth, Perception and Antara Capital.	F-4	333-252023	4.8	January 11, 2021
4.13	Put Option Agreement, dated as of December 10, 2020, by and between Innoviz and Antara Capital.	F-4	333-252023	10.7	January 11, 2021
4.14	Lease Agreement dated as of November 1, 2021 between Innoviz Technologies Ltd. and Mifaley Tahanot Ltd.	20-F	001-40310	4.14	March 30, 2022
4.15	Nomination Agreement dated November 4, 2022 between Innoviz Technologies Ltd. and CARIAD SE					*
8.1	List of Subsidiaries.					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm.					*
101.INS	XBRL Instance Document.					*
101.SCH	XBRL Taxonomy Extension Schema Document.					*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	XBRL Taxonomy Definition Linkbase Document.					*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					*

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

INNOVIZ TECHNOLOGIES LTD.

Date: March 9, 2023	By:	/s/ Eldar Cegla
Name: Eldar Cegla
Title: Chief Financial Officer

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCUNTING FIRM

To the Shareholders and the Board of Directors of

INNOVIZ TECHNOLOGIES LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Innoviz Technologies Ltd. and its subsidiaries (the “Company”), as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in convertible preferred shares and shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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
March 9, 2023

F -  2

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2022	2021
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$55,718	$23,640
Short-term restricted cash	236	901
Bank deposits	80,684	230,483
Marketable securities	41,681	11,607
Trade receivables, net	1,762	513
Inventory	4,236	4,256
Prepaid expenses and other current assets	3,236	3,029

Total current assets	187,553	274,429

LONG-TERM ASSETS:
Marketable securities	7,840	38,289
Restricted deposits	2,543	-
Property and equipment, net	30,489	14,502
Operating lease right-of-use assets	26,927	-
Other long-term assets	81	-

Total long-term assets	67,880	52,791

Total assets	$255,433	$327,220

The accompanying notes are an integral part of the consolidated financial statements.

F -  3

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2022	2021
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$8,367	$5,764
Advances from customers and deferred revenues	4,082	196
Employees and payroll accruals	8,693	8,997
Accrued expenses and other current liabilities	7,572	6,708
Operating lease liabilities	3,720	-

Total current liabilities	32,434	21,665

LONG-TERM LIABILITIES:
Advances from customers and deferred revenues	61	4,517
Other liabilities	-	597
Operating lease liabilities	30,201	-
Warrants liability	720	1,639

Total long-term liabilities	30,982	6,753

SHAREHOLDERS’ EQUITY:
Ordinary Shares of no-par value: Authorized: 500,000,000 shares as of December 31, 2022 and 2021; Issued and outstanding: 136,185,264 and 134,098,120 shares as of December 31, 2022 and 2021, respectively	-	-
Additional paid-in capital	703,851	683,764
Accumulated deficit	(511,834)	(384,962)

Total shareholders’ equity	192,017	298,802

Total liabilities and shareholders’ equity	$255,433	$327,220

The accompanying notes are an integral part of the consolidated financial statements.

F -  4

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2022	2021	2020

Revenues (2020 revenues net of issuance of Preferred C-1 Shares in the amount of $14,800, see Note 2i)	$6,026	$5,466	$(9,364)

Cost of revenues	(14,790)	(10,488)	(6,407)

Gross loss	(8,764)	(5,022)	(15,771)

Operating expenses:
Research and development	95,107	93,336	57,029
Sales and marketing	10,300	23,735	5,430
General and administrative	19,178	35,560	3,753

Total operating expenses	124,585	152,631	66,212

Operating loss	(133,349)	(157,653)	(81,983)

Financial income, net	6,802	4,378	655

Loss before taxes on income	(126,547)	(153,275)	(81,328)
Taxes on income	(325)	(284)	(183)

Net loss	$(126,872)	$(153,559)	$(81,511)

Basic and diluted net loss per ordinary share	$(0.94)	$(1.54)	$(5.99)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	135,224,312	102,859,891	16,514,910

The accompanying notes are an integral part of the consolidated financial statements.

F -  5

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)

U.S. dollars in thousands (except share and per share data)

	Convertible Preferred Shares															Total
	Convertible Preferred Shares A		Convertible Preferred Shares B		Convertible Preferred Shares B-1		Convertible Preferred Shares C		Convertible Preferred Shares C-1		Total	Ordinary Shares		Additional Paid-in	Accumulated	Shareholders’ Equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Amount	Number	Amount	Capital	Deficit	(Deficit)

Balance as of January 1, 2020	20,418,209	$9,000	15,906,053	$66,348	3,032,940	$12,500	28,216,005	$161,233	-	$-	$249,081	15,855,288	$-	$4,178	$(149,892)	$(145,714)
Issuance of Convertible Preferred Shares C-1, net of issuance cost	-	-	-	-	-	-	-	-	2,699,114	23,734	23,734	-	-	-	-	-
Exercise of shares options	-	-	-	-	-	-	-	-	-	-	-	1,092,938	-	284	-	284
Share-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	3,196	-	3,196
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(81,511)	(81,511)
Balance as of December 31, 2020	20,418,209	$9,000	15,906,053	$66,348	3,032,940	$12,500	28,216,005	$161,233	2,699,114	$23,734	$272,815	16,948,226	$-	$7,658	$(231,403)	$(223,745)
Issuance of Convertible Preferred Shares C-1	-	-	-	-	-	-	-	-	346,678	-	-	-	-	-	-	-
Conversion of convertible preferred shares (see Note 1d)	(20,418,209)	(9,000)	(15,906,053)	(66,348)	(3,032,940)	(12,500)	(28,216,005)	(161,233)	(3,045,792)	(23,734)	(272,815)	70,618,999	-	272,815	-	272,815
Issuance of common shares in connection with PIPE offering, net of issuance costs (see Note 1d)	-	-	-	-	-	-	-	-	-	-	-	25,952,674	-	164,571	-	164,571
Transactions, net of issuance cost (see Note 1d)	-	-	-	-	-	-	-	-	-	-	-	16,246,454	-	168,596	-	168,596
Reclassification of warrants liability to equity	-	-	-	-	-	-	-	-	-	-	-	-	-	4,436	-	4,436
Exercise of shares options	-	-	-	-	-	-	-	-	-	-	-	1,918,100	-	952	-	952
Vesting of RSUs	-	-	-	-	-	-	-	-	-	-	-	2,413,667	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	64,736	-	64,736
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(153,559)	(153,559)

Balance as of December 31, 2021	-	$-	-	$-	-	$-	-	$-	-	$-	$-	134,098,120	$-	$683,764	$(384,962)	$298,802
Reclassification of warrants liability to equity	-	-	-	-	-	-	-	-	-	-	-	-	-	29	-	29
Exercise of shares options	-	-	-	-	-	-	-	-	-	-	-	957,911	-	608	-	608
Exercise of public warrants	-	-	-	-	-	-	-	-	-	-	-	100	-	1	-	1
Vesting of RSUs	-	-	-	-	-	-	-	-	-	-	-	1,129,133	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	19,449	-	19,449
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(126,872)	(126,872)

Balance as of December 31, 2022	-	$-	-	$-	-	$-	-	$-	-	$-	$-	136,185,264	$-	$703,851	$(511,834)	$192,017

The accompanying notes are an integral part of the consolidated financial statements.

F -  6

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2022	2021	2020
Cash Flows from Operating Activities:

Net loss	$(126,872)	$(153,559)	$(81,511)

Adjustments required to reconcile net loss to net cash used in Operating Activities:

Depreciation and amortization	7,472	3,960	2,661
Remeasurement of warrants liability	(890)	(1,216)	-
Issuance cost allocated to warrants liability	-	1,830	-
Increase in accrued interest on bank deposits	(705)	(436)	-
Decrease in marketable securities	375	104	-
Share-based compensation	19,449	64,736	3,196
Realization of investment in non-marketable equity securities	-	(2,012)	-
Capital gain, net	(44)	-	(6)
Share-based payment to a customer	-	-	14,800
Foreign exchange loss (gain), net	1,233	(577)	(572)
Decrease (increase) in prepaid expenses and other assets	(377)	620	(1,296)
Decrease (increase) in trade receivables, net	(1,249)	1,993	(1,485)
Decrease (increase) in inventory	20	(2,092)	(823)
Changes in operating lease assets and liabilities, net	6,530	-	-
Increase (decrease) in trade payables	1,082	(1,997)	606
Increase (decrease) in accrued expenses and other liabilities	607	3,076	(820)
Increase (decrease) in employees and payroll accruals	(304)	3,469	2,111
Increase (decrease) in advances from customers and deferred revenues	262	(421)	1,198

Net cash used in operating activities	(93,411)	(82,522)	(61,941)

Cash flows from investing activities:

Purchase of property and equipment	(22,567)	(3,784)	(5,120)
Proceeds from sales of property and equipment	54	-	47
Investment in bank deposits	(79,500)	(375,047)	-
Withdrawal of bank deposits	230,000	145,000	34,720
Decrease (increase) in restricted deposits	(2,633)	56	(56)
Investment in marketable securities	-	(50,000)	-
Proceeds from sale of non-marketable securities	-	2,178	-

Net cash provided by (used in) investing activities	$125,354	$(281,597)	$29,591

The accompanying notes are an integral part of the consolidated financial statements.

F -  7

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2022	2021	2020
Cash flows from financing activities:

Cash received from Transactions, net of issuance cost	-	121,357	-
Issuance of ordinary shares, net of issuance cost	-	217,507	-
Proceeds from issuance of convertible preferred shares, net of issuance cost	-	-	8,934
Proceeds from exercise of options	609	952	284
Repayment of loans	-	(2,638)	(277)

Net cash provided by financing activities	609	337,178	8,941

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,139)	716	748

Increase (decrease) in cash, cash equivalents and restricted cash	31,413	(26,225)	(22,661)
Cash, cash equivalents and restricted cash at beginning of the year	24,541	50,766	73,427

Cash, cash equivalents and restricted cash at end of the year	$55,954	$24,541	$50,766

Supplementary disclosure of cash flows activities:

(1) Cash paid during the year for:

Interest	$-	$94	$89
Income taxes	$128	$237	$85

(2) Non-cash transactions:

Non-marketable equity securities in consideration for property and equipment	$-	$-	$64
Reclassification from property and equipment, net to inventory	$-	$-	$512
Conversion of preferred shares to ordinary shares	$-	$272,815	$-
Purchase of property and equipment	$2,335	$1,433	$-
Reclassification of warrants liability to equity	$29	$4,436	$-
Issuance cost paid in equity	$-	$77,250	$-
Right-of-use assets recognized with corresponding lease liabilities	$30,078	$-	$-

(3) Cash, cash equivalents and restricted cash at end of the year:

Cash and cash equivalents	$55,718	$23,640	$49,950
Short-term restricted cash	236	901	8
Restricted deposits	-	-	808

	$55,954	$24,541	$50,766

The accompanying notes are an integral part of the consolidated financial statements.

F -  8

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

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

In connection with the Transactions (i) 1,875,000 shares of Class B common shares of Collective Growth, after taking into account the forfeiture of shares by the holders of Class B common shares of Collective Growth, were each exchanged for one ordinary share of no-par value of the Company (“Company Ordinary Share”), (ii) each outstanding share of Class A common shares of Collective Growth was exchanged for one Company Ordinary Share, and (iii) each outstanding warrant of Collective Growth was assumed by the Company and became one warrant of the Company (each, a “Company Warrant”) exercisable for Company Ordinary Shares (see Note 2a).

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

In addition, in the event that the earnout Target is reached during the Earnout Period (both “Target” and “Earnout Period” as defined in the Business Combination Agreement), then: (A) Perception shall also be entitled to receive up to 2,089,882 of additional Company Ordinary Shares, (B) Antara shall also be entitled to receive up to 312,296 of additional Company Ordinary Shares and (C) certain members of the Company’s management shall be entitled to receive up to 1,250,000 of additional Company Ordinary Shares. As of December 31, 2022, the Target was not reached and therefore no additional Company Ordinary Shares have been issued (see also Note 12).

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

The Company’s ordinary shares and public warrants were listed on the Nasdaq Stock Market LLC under the trading symbols “INVZ” and “INVZW”, respectively, on April 5, 2021.

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

As the private warrants include provisions that provide for potential changes to the settlement amounts that are dependent on the characteristics of the holder of the warrant, under ASC 815-40, those warrants are not indexed to the Company’s ordinary shares in the manner contemplated by that Section, so long as they are held by the initial purchasers or their permitted transferees. Therefore, the private warrants were classified as a liability, initially and subsequently measured at fair value through earnings.

Conversely, since the public warrants are indexed to the Company’s own share and qualify for equity classification under ASC Section 815-40.

F -  11

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2022, 1,460,000 private warrants are no longer held by their initial purchasers or their permitted transferees. As a result, such private warrants have the same terms as the public warrants and were classified to equity. As of December 31, 2022, 458,750 private warrants remain outstanding.

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

e.	Cash and cash equivalents, restricted cash and restricted deposits:

The Company considers all highly liquid short-term deposits with original maturities of three months or less from the investment date to be cash equivalents. Cash equivalents consist primarily of amounts invested in short term deposits. Restricted cash and restricted deposits consist deposits that serve as collateral mainly for lease agreements at the Company’s financial institutions.

f.	Inventory:

Inventory is stated at the lower of cost or estimated net realizable value.

Cost of inventory is determined as follows:

Raw materials and work in process - based on weighted average cost.

Finished goods - based mainly on weighted average standard cost method.

The Company charges cost of revenues for write-downs of inventory which are obsolete or in excess of anticipated demand based on a consideration of marketability and product life cycle stage, product development plans, component cost trends, manufacturing yields, demand forecasts, historical revenue and assumptions about future demand and market conditions.

g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation and impairment. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets, at the following annual rates:

%

Computers and software	33
Office furniture and equipment	20
Electronic and lab equipment	12.5-25
Leasehold improvements	Over the shorter of the related lease period or the useful life of the assets

F -  13

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Impairment of long-lived assets:

Long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” (“ASC 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying value of the asset exceeds the aggregate undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During the years ended December 31, 2022, 2021 and 2020, the Company recorded impairment losses in the amount of $362, $599 and $496, respectively.

i.	Revenue recognition:

The Company follows the provisions of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), which applies to all contracts with customers. Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine the appropriate revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps:

•	identify the contract(s) with a customer;

•	identify the performance obligations in the contract;

•	determine the transaction price;

•	allocate the transaction price to the performance obligations in the contract; and

•	recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within the contract and determines those that are performance obligations and assesses whether each promised good or service is distinct.

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
The Company also provides application engineering services for its customers that are not part of a long-term production arrangement. Application engineering services revenue is recognized at a point in time or over time depending, among other considerations, on whether the Company has an enforceable right to payment for performance completed to date. Services to certain customers may require substantive customer acceptance due to performance acceptance criteria that is considered more than a formality. For these services, revenue is recognized upon customer acceptance. The Company did not recognize revenue related to application engineering services during the years ended December 31, 2022, 2021 and 2020 as acceptance criteria were not met.

F -  14

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In addition, during the year ended December 31, 2021, the Company received an upfront payment of $800 for optional future production which will be recognized once the production option is exercised or expires.

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
Deferred Revenues
Deferred revenues, which represent a contract liability, include amounts paid by customers not yet recognized as revenues.

On December 7, 2017, the Company entered into an agreement with a tier-1 partner (“Partner”) to provide application engineering services. Revenue related to the agreement are deferred and recognized upon customer acceptance. As of December 31, 2022, the Company recorded deferred revenues of $2.6 million (refer also to Note 17).

Contract liabilities consist of deferred revenues and customer advanced payments. Deferred revenues include billings in excess of revenues recognized related to product sales and is recognized as revenue when the Company performs under the contract. In addition, deferred revenues, mostly related to obligations under development agreement with OEMs and Partner, is classified as contract liabilities and is included in advances from customers and deferred revenues in the Company’s consolidated balance sheets. Customer advanced payments represent required customer payments in advance of product shipments according to customer’s payment terms. Customer advance payments are recognized as revenues when control of the performance obligation is transferred to the customer.

F -  15

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Contract liabilities consisted of the following as of December 31, 2022 and 2021:

	December 31,
	2022	2021
Contract liabilities, current
Deferred revenues	$4,004	$135
Customer advance payment	78	61

Total	$4,082	$196

Contract liabilities, long-term
Deferred revenues	$61	$4,517

Total contract liabilities	$4,143	$4,713
During the year ended December 31, 2022, the Company recognized $75 that was included in deferred revenues balance at December 31, 2021.
During the year ended December 31, 2021, the Company recognized $196 that was included in deferred revenues balance at December 31, 2020.
Remaining Performance Obligation
The Company’s remaining performance obligations are comprised of product and engineering services revenues not yet delivered. As of December 31, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations was $13,057  (out of which, $3,441 is recorded as short-term deferred revenues), which the Company expects to recognize as revenues.

Revenues (Reduction of Revenues) related to Magna (see also Note 17)

On October 12, 2020, the Company signed a Memorandum of Understanding (the “MOU”) with Magna, one of its shareholders and a tier-1 partner, to manufacture and sell an Optical Module to an OEM customer based on the Company’s design. According to the MOU, in order to allow the manufacture of the Optical Module, the Company will supply to Magna critical components and certain machinery which is required to meet specifications and requirements as agreed by the parties. The Company identified two performance obligations in the agreement – the first, delivering a production line to Magna, consisting of the agreed upon machinery and design; the second performance obligation is the Company’s obligation to enhance the production capacity of the production line.

F -  16

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In 2021, the Company has transferred control over the production line to Magna and completed the first performance obligation. As a result, revenue in an amount of $1,059 was recognized.
Revenue from future enhancements will be recognized when such enhancements are provided to Magna. As of December 31, 2022, as these enhancements were not provided, the Company recorded short-term and long-term deferred revenues in the amounts of $270 and $61, respectively.
In connection with the MOU, on December 10, 2020, the Company issued to Magna 1,755,966 Preferred C-1 Shares of no-par value, for no additional consideration.
Furthermore, on December 10, 2020, the Company signed a performance-based warrant agreement (the “Warrant”) with Magna, pursuant to which, upon the completion of certain milestones by Magna, the Company will issue to Magna warrants to receive up to: (i) 7,023,865 Ordinary Shares, in the event the Company will be registered as a public company before the issuance of the warrants, or (ii) 4,939,922 Preferred C-1 Shares in the event that the Company is not registered as a public company before the issuance of the warrants. The warrants will expire at the earlier of (i) March 31, 2023, or (ii) the date of the consummation of a change of control by the Company. As of December 31, 2022, the achievement of the performance condition was not probable.

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

Changes in the warranty provision, presented in accrued expenses and other current liabilities, was as follow:

	Year ended December 31,
	2022	2021

Balance at beginning of the year	$60	$27
Warranty provision	620	137
Warranty claims settled	(350)	(104)

Balance at end of the year	$330	$60

F -  17

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Research and development expenses:

Research and development costs include personnel-related expenses associated with the Company’s engineering personnel responsible for the design, development and testing of its products. Such costs related to software development are included in research and development expense until the technological feasibility is reached, which for the Company’s software products, is generally shortly before the products are released to production. Research and development costs are charged to the consolidated statements of operations as incurred.

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

Severance pay expenses under Section 14 for the years ended December 31, 2022, 2021 and 2020, amounted to $3,586, $2,891 and $1,973, respectively.

o.	Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, “Income Taxes” (“ASC 740”). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, if it is more likely than not that a portion or all of the deferred tax assets will not be realized.

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

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, marketable securities, bank deposits and restricted deposits.

The majority of the Company’s cash and cash equivalents and short-term bank deposits are invested with major banks in Israel and the United States. The Company believes that the financial institutions that hold the Company’s cash deposits are financially sound and, accordingly, bear minimal risk.

F -  19

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Trade receivables of the Company are mainly derived from customers located globally. The Company mitigates its credit risks by performing credit evaluations of its customers’ financial conditions and requires customer advance payments in certain circumstances. The Company generally does not require collateral.

The Company invests in marketable securities with an average credit rating of “A” and a maturity of up to three years. The Company’s investment policy is not to invest more than 5% of its investment portfolio in a single security.

q.	Trade receivables, net:

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

r.          Investment in marketable securities:
The Company’s investment in marketable securities consists of corporate and government debentures with quoted OTC market prices. All the Company’s marketable securities are classified as trading securities pursuant to ASC 320, “Investments - Debt Securities”. Marketable securities are stated at fair value as determined by the closing price of each security at balance sheet date. Unrealized gains and losses on these securities are included in financial income, net in the consolidated statements of operations.

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

Level 1 -	Unadjusted quoted prices in active markets that are accessible on the measurement date for identical, unrestricted assets or liabilities.

Level 2 -	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 -	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

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

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies (see also Note 7). Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

t.	Loss per share:

The Company computes basic loss per share in accordance with ASC Topic 260, “Earnings per Share”, by dividing the net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is computed by considering the potential dilution that could occur upon the exercise of options granted under share-based compensation plans using the treasury stock method.

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

F -  21

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Other comprehensive loss:

The Company has no components of comprehensive loss other than net loss. Thus, comprehensive loss is the same as net loss for the periods presented.

v.	Recently adopted accounting pronouncement:

1.

On January 1, 2022, the Company adopted ASU No. 2016-02, “Leases” Topic 842 (“ASC 842”), using the modified retrospective method by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2022, are presented under ASC 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting under Topic 840. The Company has elected the package of practical expedients permitted under the transition guidance, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company elected to not recognize a lease liability and a right-of-use (“ROU”) asset for leases with a term of twelve months or less. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities. Lastly, the Company also elected the practical expedient to not separate lease and non-lease components for its leases.

The Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct how and for what purpose the identified asset is used throughout the period of use.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make minimum lease payments arising from the lease. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the discounted present value of minimum lease payments over the lease term.

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset, the present value of the lease payments equals or exceeds substantially all of the fair value of the asset, or the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of lease term. A lease is classified as an operating lease if it does not meet any one of these criteria. Since all of the Company’s lease contracts do not meet any of the criteria above, the Company concluded that all of its lease contracts should be classified as operation leases.

ROU assets and liabilities are recognized on the commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on information available on the commencement date in determining the present value of lease payments. All ROU assets are reviewed for impairment. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise an extension option or not exercise a termination option.

F -  22

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As a result of the adoption of ASC 842 on January 1, 2022, the Company recorded both operating leases ROU assets and operating lease liabilities of $29 million. The ROU assets include adjustments for lease payable in the amount of $0.6 million. The adoption did not impact the Company’s beginning accumulated deficit, or its prior year consolidated statements of operations and statements of cash flows. The adoption did not have a material impact on the company’s current year consolidated statements of operations, other than the Company’s financial income (expenses), net which was impacted by a foreign exchange gain arising from its non U.S. dollar denominated lease liabilities. The adoption of this standard did not have a significant impact on the Company’s consolidated statements cash flows.

For further information on the Company’s leasing activities see Note 6.

2.

On January 1, 2022, Company adopted ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing a variety of exceptions within the framework of ASC 740. These exceptions include the exception to the incremental approach for intra-period tax allocation in the event of a loss from continuing operations and income or a gain from other items (such as other comprehensive income), and the exception to using general methodology for the interim period tax accounting for year-to-date losses that exceed anticipated losses. The adoption of ASU No. 2019-12 did not have a material impact on the consolidated financial statements.

3.

On January 1, 2022, Company adopted ASU 2021-04—Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options, which clarifies and reduces diversity in accounting for modifications or exchanges of freestanding equity-written call options that remain equity classified after modifications or exchanges based on the substance of the transactions. The adoption of ASU No. 2021-04 did not have a material impact on the consolidated financial statements.

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

In June 2016, the FASB issued ASU No. 2016-13 (Topic 326), Financial Instruments— Credit Losses: Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for the Company for fiscal years beginning after December 15, 2022. Early adoption is permitted. The adoption of ASU 2016-13 is not expected to have a material impact on the consolidated financial statements.

NOTE 3:-	INVENTORY

a.	Inventory is comprised of the following:

	December 31,
	2022	2021

Raw materials	$1,053	$1,436
Work in process	2,242	1,552
Finished goods	941	1,268

	$4,236	$4,256

b.	During the years ended December 31, 2022, 2021 and 2020, the Company recorded inventory write offs in the amount of $3,166, $4,359 and $2,088, respectively.

NOTE 4:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2022	2021

Government authorities	$1,290	$804
Prepaid expenses	1,333	1,837
Other receivables	613	388

	$3,236	$3,029

F -  24

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

a.	Property and equipment, net consist of the following:

	December 31,
	2022	2021

Cost:

Computers and software	$6,586	$5,623
Office furniture and equipment	1,152	608
Electronic and lab equipment	14,970	11,178
Leasehold improvements	17,500	4,633

	40,208	22,042

Accumulated depreciation	9,719	7,540

	$30,489	$14,502

b.	Depreciation expenses for the years ended December 31, 2022, 2021 and 2020, amounted to $7,110, $3,361 and $2,165, respectively.

NOTE 6:-	LEASES

The Company has entered into several non-cancelable operating lease agreements, mostly for office spaces.

The Company’s main lease agreement is of an office building located in Rosh Ha’Ayin, Israel (“Premises”). This lease agreement includes a right to use office spaces and related facilities. The lease term is for 67 months, starting from July 1, 2022. However, the Company was given access to the Premises starting from November 2021 in order to allow it to construct leasehold improvements. The Company has an option to renew the lease for additional 60 months, which will be exercised automatically unless the Company informs the lessor in advance. The Company currently estimates it is reasonably certain that it will exercise this option. The lease payments for the Premises are adjusted periodically to the Israeli consumer price index (CPI). The ROU asset and lease liability were calculated using the CPI in effect at lease commencement and will not be subsequently adjusted. The company also leases additional office spaces, such as in Germany and the USA.

Below is a summary of the Company operating right-of-use assets and operating lease liabilities as of December 31, 2022:

Operating lease right-of-use assets	$26,927

Operating lease liabilities, current	$3,720
Operating lease liabilities, non-current	30,201

Total operating lease liabilities	$33,921

Weighted average remaining lease term (years)	9.95
Weighted average discount rate of operating leases	4.55%

F -  25

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	LEASES (Cont.)

Additional information regarding the Company’s operating leases:

Year ended December 31, 2022
Operating lease costs	$4,455
Variable lease payments	$13
Short term lease costs	$175
Operating cash flows from lease incentives received, net of cash paid for operating leases	$(5,314)

Minimum lease payments over the remaining lease periods as of December 31, 2022, are as follows:

Year Ended December 31,
2023	$3,800
2024	3,894
2025	4,235
2026	4,235
2027 and thereafter	26,018

Total undiscounted lease payments	$42,182

Less: interest	(8,261)

Present value of lease liabilities	$33,921

F -  26

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	FAIR VALUE MEASUREMENTS

The below table sets forth the Company’s assets and liabilities that were measured at fair value as of December 31, 2022 by level within the fair value hierarchy:

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$49,521	$-	$49,521

Total financial assets	$-	$49,521	$-	$49,521
Liabilities:
Warrants (1)	$-	$-	$720	$720

Total financial liabilities	$-	$-	$720	$720

The below table sets forth the Company’s assets and liabilities that were measured at fair value as of December 31, 2021 by level within the fair value hierarchy:

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$49,896	$-	$49,896

Total financial assets	$-	$49,896	$-	$49,896
Liabilities:
Warrants (1)	$-	$-	$1,639	$1,639

Total financial liabilities	$-	$-	$1,639	$1,639

F -  27

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	FAIR VALUE MEASUREMENTS (Cont.)

(1)
As part of the Transactions (see Note 1d), the Company assumed a derivative warrants liability related to previously issued private placement warrants in connection with Collective Growth’s initial public offering. The Company utilizes a Black-Scholes option pricing model to estimate the fair value of the private placement warrants which is considered a Level 3 fair value measurement. The warrants are measured at each reporting period, with changes in fair value recognized in financing income, net. The change in the fair value of the derivative private warrants liability for the years ended December 31, 2022 and 2021 is summarized as follows:

	Year ended December 31,
	2022	2021
Balance at the beginning of the year January 1	$1,639	$-
Private warrants liability assumed in Transactions	-	7,291
Change in fair value of warrants liability	(890)	(1,216)
Reclassification of warrants liability to equity	(29)	(4,436)
Balance at the end of the year	$720	$1,639

The estimated fair value of the private placement warrant derivative liabilities is determined using Level 3 inputs. Inherent in a Black-Scholes option pricing model are assumptions related to expected share price volatility, expiration, risk-free interest rate and dividend yield. The Company estimates the volatility of its private warrants based on implied volatility of the publicly traded warrants and the historical volatility of the company’s share price and of a selected peer companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve as of the valuation date for a maturity similar to the expiration of the warrants. The dividend yield is based on the historical rate, which the Company anticipates remaining at zero. The following table provides quantitative information regarding Level 3 fair value measurements inputs as of their measurement dates:

	December 31,
	2022	2021
Fair value determined per warrant	$1.57	$3.46
Expected volatility	92.5%	90%
Expected annual dividend yield	0%	0%
Expected term (years)	3.3	4.3
Risk-free rate	4.2%	1.2%

NOTE 8:-	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2022	2021

Warranty provision	$330	$60
Accrued expenses	6,174	5,165
Fixed assets creditors	814	1,433
Others	254	50

	$7,572	$6,708

F -  28

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENCIES

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

a.
Preferred shares A, B, B-1, C, and C-1 (collectively “Preferred Shares”) conferred upon their holders the same rights conferred by the Company’s legacy Ordinary Shares (for further information see Note 11a) in addition to the following rights:

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

Dividend - the holders of the Preferred Shares were entitled to a dividend only when and if declared by the Company’s board of directors. The Company was not to declare, pay or set aside any dividends on any other class or series of capital share unless the Company’s outstanding Preferred Shares first received, or simultaneously received, a dividend on each outstanding Preferred Share. All dividends declared by the Company and legally available for distribution among the shareholders, would have been distributed in the following order of preference:

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

Liquidation preference - in the event of “Distribution Event”, as defined in the Company’s Articles of Association in effect at the time (the “AOA”), which included liquidation (including Deemed Liquidation, events such as change in control, license of substantially all of the Company’s intellectual property, etc.), dissolution or winding up of the Company, all assets or proceeds of the Company legally available for distributing among the shareholders, would have been distributed among the shareholders in the  same order and calculated in the same manner as described above with respect to dividend distribution.

Redemption - according to the AOA, certain holders of the Preferred C and Preferred C-1 Shares were entitled to redemption rights in the event that the Company failed to hold a board meeting within a calendar year or complete an IPO or liquidation event within the 6-year anniversary of February 2019. The AOA did not provide redemption rights to the holders of Preferred A, B and B-1 Shares.

F -  30

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	CONVERTIBLE PREFERRED SHARES (Cont.)

b.	On October 1, 2020, the Company closed its initial Series C-1 Preferred Share financing round with new and existing investors, according to which the Company issued 943,148 series C-1 Preferred Shares at a price per share of $9.5730 (the “Original PPS”), for a total consideration of $8,934 net of issuance costs in the amount of $95.

The transaction documents also conferred upon certain of holders of Preferred C-1 Shares the following rights:

1.

In the event that: (i) definitive agreement in connection with transaction between the Company and a SPAC, had not been signed prior to December 31, 2020, or (ii) the closing of the Transactions contemplated under such aforementioned definitive agreements shall not have taken place prior to April 30, 2021, the Company were to issue additional Preferred C-1 Shares for no additional consideration, such that after the issuance of the additional Preferred C-1 Shares, the aggregate number of Preferred C-1 Shares held by such investors were equal to the aggregate investment made by the investor divided by price per share as defined in the transaction documents (for the Preferred C-1 Shares actually issued see Note 10d).

2.	In the event the closing of the Transactions contemplated under such aforementioned definitive agreements shall have taken place prior to April 30, 2021, with pre-money valuation of the Company lower than $1,300 million, the Company were to issue additional Preferred C-1 Shares for no additional consideration, such that after the issuance of the additional Preferred C-1 Shares, the aggregate number of Preferred C-1 Shares held by such investors were equal to the aggregate investment made by the investor divided by 70% of the Original PPS.

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

d.

Immediately prior to the closing of the Transactions, and in accordance with the Preferred C-1 transaction documents, the Company issued to certain shareholders 346,678 Preferred C-1 Shares of no-par value, for no additional consideration.

F -  31

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	CONVERTIBLE PREFERRED SHARES (Cont.)

e.	Upon closing of the Transactions, all issued and outstanding Preferred Shares were automatically converted into Ordinary Shares of no-par value. As such, the Company reclassified the preferred shares carrying amount into permanent equity (for further information see Note 1d).

f.

During the year ended December 31, 2020, the Company capitalized $371 of transaction costs. Upon closing of the Transactions, these costs were recorded as a reduction to additional paid in capital during the year ended December 31, 2021.

g.	Classification:

Since a deemed liquidation event is not solely within the control of the Company, the Preferred Shares were classified outside of permanent equity as temporary equity pursuant to ASC 480-10-S99.

As of April 5, 2021, the Company did not adjust the carrying values of the Preferred Shares to the deemed liquidation values of such shares since a liquidation event was not probable.

NOTE 11:-	SHAREHOLDERS’ EQUITY

a.	Composition of share capital:

	December 31,
	2022		2021
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of Shares		Number of Shares

Ordinary Shares of no-par value (1)	500,000,000	136,185,264	500,000,000	134,098,120

(1)
Ordinary Shares confer upon the holders the right to vote in annual and special meetings of the Company, and to participate in the distribution of the surplus assets of the Company upon liquidation of the Company.

b.	On February 17, 2021, the Company effected a one-for-1.138974 reverse share split of Ordinary Shares and Preferred Shares (for further information see Note 1c).

F -  32

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHARE-BASED COMPENSATION

a.	Share incentive plans:

In 2016 the Company’s Board of Directors adopted an Employee Shares Incentive Plan (the “2016 Plan”). Under the 2016 Plan, options may be granted to employees, officers, consultants and directors of the Company and its subsidiaries.

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

Under the 2021 Plan, as of December 31, 2022, a total of 1,900,002 shares were still available for future grant. Each option granted under the 2021 Plan expires no later than seven years from the date of grant. The options vest primarily over four years of employment unless the Board of Directors and the Board of Director’s Compensation Committee determines otherwise. Any option which is forfeited or cancelled before expiration becomes available for future grants.

b.	Options granted:

The fair value of the Company’s share options granted for the years ended December 31, 2022, 2021 and 2020, was estimated using the following weighted average assumptions:
	Year ended December 31,
	2022	2021	2020

Expected term, in years	4.61	4.40	6.25
Expected volatility	66%	64%	65%
Risk-Free interest rate	1.54% - 4.36%	0.48% - 1.01%	0.46% - 1.74%
Expected dividend yield	0%	0%	0%

F -  33

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHARE-BASED COMPENSATION (Cont.)

A summary of option balances as of December 31, 2022, and changes during the year then ended are as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2022	16,237,346	$5.55	6.95	$43,173

Granted	1,242,128	$4.30
Exercised	(957,911)	$0.64		$3,570
Forfeited	(1,167,620)	$5.76
Expired	(1,272,947)	$11.16

Outstanding at December 31, 2022	14,080,996	$5.24	6.00	$19,724

Exercisable at December 31, 2022	9,060,946	$5.12	5.82	$15,868

The weighted-average grant date fair value of options granted during the years ended December 31, 2022, 2021 and 2020, was $2.35, $4.75 and $3.01, respectively.

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

c.	RSUs granted:

A summary of RSUs activity for the year ended December 31, 2022, is as follows:

	Number of shares	Weighted average grant date fair value per share

Unvested as of December 31, 2021	3,910,601	$8.87
Granted	5,421,464	$4.89
Vested	(1,129,133)	$9.20
Forfeited	(894,353)	$8.16
Unvested as of December 31, 2022	7,308,579	$5.95

d.	Management earn-out shares:

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

e.

The total share-based compensation expense related to all of the Company’s equity-based awards, which include options and RSUs recognized in the Company’s consolidated statements of operations are as follow:

	Year ended December 31,
	2022	2021	2020

Cost of revenues	$174	$-	$-
Research and development	11,995	25,504	2,649
Sales and marketing	2,300	17,153	338
General and administrative	4,980	22,079	209

	$19,449	$64,736	$3,196

As of December 31, 2022, unrecognized compensation cost related to share options and RSUs was $51,251, which is expected to be recognized over a weighted average period of 2.87 years.

f.	For awards issued for non-employee's services, see Note 1d.

These awards were accounted for as issuance costs in connection with the Transactions.

F -  36

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME

a.	Corporate tax rates in Israel:

The corporate tax rate in Israel in 2020 and thereafter is 23%.

b.	Income taxes in US subsidiary:

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

As of December 31, 2022, the Company had operating loss carry forwards for Israeli income tax purposes of approximately $412,000 which may be offset indefinitely against future taxable income.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The principal components of the Company’s deferred tax assets are as follows:

	December 31,
	2022	2021

Deferred tax assets:

Net operating loss carryforward	$94,973	$72,116
Research and development costs carryforward	18,728	18,357
Inventory provision	948	1,093
Accrued expenses	727	725
Property and equipment	311	155
Lease liabilities	6,328	-
Other	3,110	2,852

Total deferred tax assets	125,125	95,298

Valuation allowance	(118,932)	(95,264)

Deferred tax liabilities:

Right-of-use assets	(6,193)	-
Other	-	(34)

Total deferred tax liabilities	(6,193)	(34)

Net deferred tax	$-	$-

Based on the available evidence, management believes that it is more likely than not that certain of its deferred tax assets relating to net operating loss carryforwards and other temporary differences in Israel will not be realized and accordingly a valuation allowance has been provided.

As of December 31, 2022, and 2021, the Company has not provided a deferred tax liability in respect of cumulative undistributed earnings relating to the Company’s foreign subsidiaries, as the Company intends to keep these earnings permanently invested.

F -  38

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)
e.	Loss before taxes on income is comprised as follows:

	Year ended December 31,
	2022	2021	2020

Domestic (Israel)	$(127,631)	$(153,091)	$(81,462)
Foreign	1,084	(184)	134

Loss before taxes on income	$(126,547)	$(153,275)	$(81,328)

f.	Income taxes are comprised as follows:

	Year ended December 31,
	2022	2021	2020

Current	$325	$284	$183

Domestic (Israel)	115	232	128
Foreign	210	52	55

Income taxes	$325	$284	$183

g.	The reconciliation of the tax benefit at the Israeli statutory tax rate to the Company’s income taxes is as follows:

	Year ended December 31,
	2022	2021	2020

Israel tax provision at statutory rate	23.00%	23.00%	23.00%
Non-deductible share-based compensation	(2.77)%	(2.00)%	(0.61)%
Effect of other permanent differences	0.05%	0.47%	(0.01)%
Change in valuation allowance	(18.70)%	(24.41)%	(22.86)%
Issuance costs	6.06%	3.68%	-
Provision to return	(8.00)%	(0.77)%	0.01%
Other adjustments	0.10%	(0.16)%	0.24%

Effective tax rate	(0.26)%	(0.19)%	(0.23)%

h.	Tax assessments:

The Company’s tax assessments through 2017 are considered final.

As of December 31, 2022, the tax returns of the Company and its main subsidiaries are still subject to audits by the tax authorities for the tax years 2018 onwards.

F -  39

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)
i.	Uncertain tax positions:

The Company has reviewed the tax positions taken, or to be taken, in its tax returns for all tax years currently open to examination by a taxing authority. As of December 31, 2022 and 2021, the Company has not recorded any uncertain tax position liability.

NOTE 14:-	BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of the net loss per share for the period presented:

	Year ended December 31,
	2022	2021	2020

Numerator:

Net loss	$(126,872)	$(153,559)	$(81,511)
Preferred share accrued cumulative dividend rights	-	(5,044)	(17,473)

Total loss attributable to ordinary shares	$(126,872)	$(158,603)	$(98,984)

Denominator:

	135,224,312	102,859,891	16,514,910

The following potential ordinary shares have been excluded from the calculation of diluted net loss per share for the period presented due to their anti-dilutive effect:

a.	16,231,141 warrants, 2,402,178 sponsors earnout shares, 21,389,575 outstanding options to purchase Ordinary Shares and unvested RSUs as of December 31, 2022.

b.
16,231,241 warrants, 2,402,178 sponsors earnout shares, 20,147,947 outstanding options to purchase Ordinary Shares and unvested RSUs as of December 31, 2021 (in addition to 70,618,999 underlying the Company’s Preferred Shares that were outstanding prior to April 5, 2021).

c.
20,418,209 Preferred A Shares, 15,906,053 Preferred B Shares, 3,032,940 Preferred B-1 Shares, 28,216,005 Preferred C Shares, 2,699,114 Preferred C-1 Shares and 8,470,758 options outstanding to purchase Ordinary Shares as of December 31, 2020.

F -  40

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SALE OF NON-MARKETABLE SECURITIES

In November 2021, the Company sold its equity investment in a privately held company with no readily determinable fair value which was accounted for under the measurement alternative pursuant to ASC 320, for $2,178. The Company recognized a profit in the amount of $2,012 in financial income, net.

NOTE 16:-	GEOGRAPHIC AND CUSTOMER INFORMATION

a.	Geographic information:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location where the customers accept delivery of the products and services:

	Year ended December 31,
	2022	2021	2020

Europe, Middle East and Africa (*)	$3,225	$2,570	$3,992
Asia Pacific	739	538	1,078
North America (**)	2,062	2,358	(14,434)

	$6,026	$5,466	$(9,364)

(*)	Includes revenues from Germany in the amount of $3,034, $2,491 and $3,635 in the years ended December 31, 2022, 2021 and 2020, respectively.

(**)	Includes revenues from United States only. During the year ended December 31, 2020, a reduction of revenue in the amount of $14,800 was recorded (see also Note 2i).

b.	The Company’s long-lived assets (property and equipment, net and operating lease right-of-use assets) are located as follows:

	Year ended December 31,
	2022	2021

Israel	$56,424	$14,341
United States	50	40
Germany	929	29
Belarus	-	92
Others	13	-

	$57,416	$14,502

F -  41

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16: -    GEOGRAPHIC AND CUSTOMER INFORMATION (Cont.)

c.	Customers accounted for over 10% of revenue:

As of December 31, 2022, Customer A accounted for 77% of revenues.

As of December 31, 2021, Customer A accounted for 82% of revenues.

As of December 31, 2020, Customers A, B and C accounted for 51%, 22% and 10% of revenues (excluding the reduction of revenues of issuance of Preferred C-1 Shares).

NOTE 17:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.	Balances with the related parties:

	December 31,
	2022	2021

Trade receivables, net	$1,563	$420

Short term deferred revenues	$2,969	$-

Long term deferred revenues	$61	$3,717

Accrued expenses and other current liabilities	$876	$-

b.	Transactions with the related parties:

	Year ended December 31,
	2022	2021	2020

Revenues (net revenues)	$4,637	$4,500	$(12,014)

Research and development	$32	$59	$102

During the years ended December 31, 2022, 2021 and 2020 the Company earned $4,637, $4,500 and $(12,014) respectively, in revenues (net revenues) from the sale of services and goods to a related party (see also Note 2i).

As of December 31, 2022 and 2021, the Company recorded receivables of $1,563 and $420, respectively from the same related party mentioned above in connection with the revenues earned, included as trade receivables, net on the accompanying consolidated balance sheets. The receivables are collected in the ordinary course of business.

As of December 31, 2022 and 2021, the Company recorded deferred revenues of $3,030 and $3,717, respectively, from the same related party mentioned above in connection with the revenues earned, included as advances from customers and deferred revenues on the accompanying consolidated balance sheets.

F - 42