Form 20-F
period 2023-12-31
Innoviz Technologies Ltd.
filed 2024-03-12
CIK 1835654

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. As of December 31, 2023, the issuer had 165,387,098 ordinary shares outstanding.

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

Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐     No ☒

- i -

ITEM 10. ADDITIONAL INFORMATION	73
A. Share Capital	73
B. Memorandum and Articles of Association	73
C. Material Contracts	74
D. Exchange Controls	75
E. Taxation	75
F. Dividends and Paying Agents	85
G. Statement by Experts	85
H. Documents on Display	85
I. Subsidiary Information	86
J. Annual Report to Security Holders	86

- ii -

ABOUT THIS ANNUAL REPORT

Except where the context otherwise requires or where otherwise indicated in this annual report (this “Annual Report”), the terms “Innoviz,” the “Company,” or the “company,” “we,” “us,” “our,” “our company” and “our business” refer to Innoviz Technologies Ltd., together with its consolidated subsidiaries as a consolidated entity.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report may constitute “forward-looking statements” for purposes of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz's products, the markets in which Innoviz operates and Innoviz's projected future results. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “strategy”, “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “will be,” “will continue,” “is likely,” “will likely result,” “contemplate,” “possible,” or similar words. Statements regarding our future results of operations and financial position, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, are forward-looking statements.

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

•
we are creating innovative technologies by designing and developing unique components. The high price of, or low yield in these components, may affect our ability to sell at competitive prices or may lead to losses;

•
there are significant risks to providing our products as a direct supplier to customers, including additional operating costs, increased liabilities, and additional indemnification responsibilities, in each case, that we did not previously face when acting as a Tier-2 supplier;

•
we expect to invest substantially in research and development for the purpose of developing and commercializing new products. These investments could significantly reduce our profitability or increase our losses and may not generate revenue for us;

•
we will likely need to raise additional funds in the future in order to execute our business plan and these funds may not be available to us when we need them. If we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be negatively affected;

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

•
designing and manufacturing LiDARs and LiDAR components on a mass-production scale requires meeting stringent quality requirements and we may face significant challenges and complexities in this process;

•
the period of time from a design win to implementation is long and we are subject to the risk of cancellations or postponement of contracts or failure to successfully meet customers’ requirements for start of production (“SOP”);

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

•
the first vehicles deploying our LiDAR technology and software are expected to become commercially available to end users in 2024. If any vehicles deploying our LiDAR technology and software are involved in traffic accidents or collisions actually or allegedly resulting from undetected defects, errors, or bugs in our products, or if our products actually or allegedly fail to perform as expected, we may be exposed to product liability, warranty and other claims, in addition to a decline in the market adoption of our products, damage to our reputation with current or prospective customers, or increased regulatory scrutiny of our solutions which would adversely affect our operating costs, business and prospects;

•
we operate in a highly competitive market against a large number of both established competitors and new market entrants, and some market participants have substantially greater resources than ours; and

•	the other matters described in the section entitled Item 3.D. “Key Information—Risk Factors” beginning on page 3.

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

•
We are creating innovative technologies by designing and developing unique components. The high price of, or low yield in these components, may affect our ability to sell at competitive prices or may lead to losses.

•
There are significant risks to providing our products as a direct supplier to customers, including additional operating costs, increased liabilities, and additional indemnification responsibilities, in each case, that we did not previously face when acting as a Tier-2 supplier.

•
We expect to invest substantially in research and development for the purpose of developing and commercializing new products. These investments could significantly reduce our profitability or increase our losses and may not generate revenue for us.

•
We will likely need to raise additional funds in the future in order to execute our business plan and these funds may not be available to us when we need them. If we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be negatively affected.

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

•
Designing and manufacturing LiDARs and LiDAR components on a mass-production scale requires meeting stringent quality requirements and we may face significant challenges and complexities in this process.

•
The period of time from a design win to implementation is long and we are subject to the risk of cancellations or postponement of contracts or failure to successfully meet customers’ requirements for SOP.

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

•	Certain of our strategic, development and supply arrangements could be terminated or may not materialize into long-term contract partnership arrangements.

•	Adoption of LiDAR for other emerging markets may not occur or may occur much more slowly than we anticipate, which would adversely affect our business and prospects.

•	Adverse conditions in the automotive industry or the global economy more generally could have adverse effects on our results of operations.

•	We may experience difficulties in expanding our operations.

•
As part of growing our business, we may in the future make acquisitions. If we fail to successfully select, execute or integrate our acquisitions, then our business, results of operations and financial condition could be materially and adversely affected and the price of our ordinary shares and warrants could decline.

•
The first vehicles deploying our LiDAR technology and software are expected to become commercially available to end users in 2024. If any vehicles deploying our LiDAR technology and software are involved in traffic accidents or collisions actually or allegedly resulting from undetected defects, errors, or bugs in our products, or if our products actually or allegedly fail to perform as expected, we may be exposed to product liability, warranty and other claims, in addition to a decline in the market adoption of our products, damage to our reputation with current or prospective customers, or increased regulatory scrutiny of our solutions which would adversely affect our operating costs, business and prospects.

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

•
Failures, or perceived failures, to comply with privacy, data protection, and information security requirements in the variety of jurisdictions in which we operate, may adversely impact our business, and such legal requirements are evolving, uncertain and may require improvements in, or changes to, our policies and operations.

•
As a result of being a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our ordinary shares.

•	The market price and trading volume of our ordinary shares and warrants may be volatile and could decline significantly.

•	We expect our results of operations to fluctuate on a quarterly and annual basis, which could cause the price of our ordinary shares and warrants to fluctuate or decline.

•	We may lose our “foreign private issuer” status in the future, which could result in significant additional costs and expenses.

•
As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements of the Nasdaq Stock Market LLC (“Nasdaq”).

•	The war in Israel and other conditions in Israel could materially and adversely affect our business.

•	The tax benefits that are available to us require that we continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

•	The rights and responsibilities of our shareholders are governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

The other matters described in this section titled “Risk Factors”.

Risks Related to Our Business

Our limited operating history and evolving business model makes evaluating our business and future prospects difficult and may increase the risk of your investment.

Our company has been focused on developing LiDAR products, components, and software for autonomous driving systems since our inception in 2016. This relatively limited operating history makes it difficult to evaluate our future prospects and the risks and challenges we may encounter. Further, because we have limited historical financial data and we operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. In addition, our business model may evolve, which could render our historical operating history and financial data less useful in assessing our prospects. For example, in addition to our traditional model of selling LiDAR systems directly to customers, we are currently selling a chipset containing components to Magna Electronics Inc. (“Magna”), which then assembles the LiDAR system for one of our customers.

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

In addition, our revenue may be adversely affected for a number of reasons, including the development and/or market acceptance of new technology that competes with our LiDAR products, changes by OEMs or other market participants to their autonomous vehicle technology, failure of our customers to commercialize autonomous systems that include our LiDAR solutions, our inability to effectively manage our inventory or manufacture products at scale, our failure to enter new markets or to attract new customers or expand orders from existing customers, or due to increasing competition. Furthermore, it is difficult to predict the size and growth rate of our target markets, customer demand for our products, commercialization timelines, developments in autonomous sensing and related technology, the success of existing competitive products and services, or the entry of new competitive companies and products. Accordingly, we do not expect to achieve profitability over the near term. If our revenue does not grow over the long term, our ability to achieve and maintain profitability may be adversely affected, and the value of our business may significantly decrease.

Continued pricing pressures, automotive OEM cost reduction initiatives and the ability of automotive OEMs to re-source or cancel vehicle or technology programs may result in lower than anticipated margins, or in incremental losses, which may adversely affect our business.

Cost-cutting initiatives adopted by our customers often result in increased downward pressure on pricing. We expect that our agreements with automotive OEMs may require step-downs in pricing over the term of the agreements or, if commercialized, over the periods of production. In addition, our automotive OEM customers often reserve the right to terminate their supply contracts for convenience, which enhances their ability to obtain price reductions. Automotive OEMs possess significant leverage over their suppliers, including us, because the automotive component supply industry is highly competitive, serves a limited number of customers and has a high fixed cost base. Accordingly, we expect to be subject to substantial continuing pressure from automotive OEMs to reduce the price of our products. It is possible that pricing pressures beyond our expectations could intensify as our customers pursue restructuring, consolidation and cost-cutting initiatives. If we are unable to generate sufficient production cost savings in the future to offset price reductions, our gross margin and profitability would be adversely affected.

We are creating innovative technologies by designing and developing unique components. The high price of, or low yield in these components, may affect our ability to sell at competitive prices or may lead to losses.

Part of our technological approach to providing cost-efficient LiDAR-based autonomous driving solutions featuring superior performance involves using a multi-disciplinary approach to design some of our components. Many of these components are complex and contain multiple sophisticated elements. Volume production of these elements may require extreme precision and present challenges to their manufacturers. This can lead to increased costs of production of the components which the manufacturers may pass on to us, or a production run may yield fewer usable components than desired or anticipated. Any such increased components cost or suboptimal yield in the production of our components may significantly increase our production costs and thereby decrease our margins and potentially cause us losses.

There are significant risks to providing our products as a direct supplier to customers, including additional operating costs, increased liabilities, and additional indemnification responsibilities, in each case, that we did not previously face when acting as a Tier-2 supplier.

We are leveraging our in-house knowledge developed via our engagement and development history, to approach and to supply customers directly. This approach means entering into direct agreements with customers and not having a Tier-1 “middleman” to take on some of the risks involved in such long-term engagements. These risks include the responsibilities associated with interacting directly with customers on complex tasks such as full design validation, direct customer support and vehicle integration. Each of these responsibilities includes additional operating costs, increased liabilities, and additional indemnification responsibilities that we did not previously face when using a Tier-1 “middleman”. In addition, conflicts may arise when we compete with our existing customers for business as a Tier-1 supplier and this competition may adversely affect our existing business relationships with these other Tier-1s. Furthermore, as a Tier-1 supplier we are competing directly with more-established Tier-1s that have existing agreements and relationships with the automotive OEMs, which may provide them certain advantages as compared to us.

We expect to invest substantially in research and development for the purpose of developing and commercializing new products. These investments could significantly reduce our profitability or increase our losses and may not generate revenue for us.

Our future growth depends on maintaining our technological leadership in order to introduce new products that penetrate new markets and achieve market acceptance. We therefore plan to incur substantial research and development costs as part of our efforts to design, develop, manufacture, and commercialize new products and enhance existing products. Our research and development expenses were approximately $92.7 million, $95.1 million and $93.3 million during the years ended December 31, 2023, 2022 and 2021, respectively. Future research and development expenses may adversely affect the future results of our operations. In addition, our research and development program may not produce successful results, and even if it does successfully produce new products, those products may not achieve market acceptance, create additional revenue or become profitable.

We will likely need to raise additional funds in the future in order to execute our business plan and these funds may not be available to us when we need them. If we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be negatively affected.

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

We may not be able to timely secure additional debt or equity financing on favorable terms, or at all. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing shareholders could experience significant dilution. In addition, any debt financing obtained by us in the future, whether in the form of a credit facility or otherwise, could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Further, Moody's decision in February 2024 to downgrade Israel’s credit rating from A1 to A2, and to lower Israel’s credit outlook from stable to negative, may also make it more difficult for us to obtain additional capital in the future. If we are unable to obtain adequate financing or to obtain financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited. In addition, because our decision to issue debt or equity in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts.

We may experience significant delays in the design, production and launch of our LiDAR products, which could harm our business, prospects, financial condition and operating results.

Some of our products are still in the development phase. Any delay in the design, production and commercial release of such products or of any other future products, could materially damage our brand, business, prospects, financial condition and operating results. There are often delays in the design, production and commercial release of new products. To the extent we delay the launch of any future product, our growth prospects could be adversely affected as we may fail to increase our market share.

Moreover, our products are technologically complex and require high standards to manufacture. In addition,  our products require extensive and lengthy testing and validation cycles, particularly in connection with our sensors and software, to ensure safety of the autonomous systems prior to commercial deployment. We have experienced in the past and will likely experience in the future, defects, errors or bugs at various stages of development and manufacturing. We may be unable to timely release new products, manufacture existing products, correct problems that have arisen or correct such problems to our customers’ satisfaction. Such delays could damage our relationships with customers and lead them to seek alternative sources of supply. In addition, we could face material legal claims for breach of contract or tort as a result of such delays. Defending a lawsuit, regardless of its merit, could be costly and may divert management’s attention and adversely affect the market’s perception of us and our ability to deliver and our reliability. Further, our business liability insurance coverage could prove inadequate with respect to a claim, and future coverage may be unavailable, on acceptable terms or at all.

We are substantially dependent on a limited number of customers. The automotive industry is comprised of a relatively small number of players, which makes each design win material for us, and our business could be materially and adversely affected if any of our customers terminate our programs following such wins.

Historically, our business was substantially dependent on our design win with BMW. We are the supplier of LiDAR technology and software technology to the BMW Level 3 program (“BMW L3 Program”), through our Tier-1 partner, Magna. In the future, we anticipate that our business will be substantially dependent on our design wins with Cariad SE for the Volkswagen brands (“Volkswagen”).

There can be no assurance that we will be able to maintain our relationship with our customers and secure orders from them or that our design wins will result in increased revenues or profitability. If major customers terminate or significantly alter or delay our programs with them and/or alter their respective relationships with us in an adverse manner, our business would be materially and adversely affected.

Designing and manufacturing LiDARs and LiDAR components on a mass-production scale requires meeting stringent quality requirements and we may face significant challenges and complexities in this process.

In 2023, Magna began the series-production manufacturing of our LiDARs in connection with the BMW L3 Program. We expect in the future to begin manufacturing LiDARs as a Tier-1 direct supplier on a mass-production scale in connection with our other design win programs. The design and manufacturing of LiDARs on a mass-production scale requires us to meet stringent quality requirements and obtain various certifications. To date, we have not manufactured LiDARs on a mass-production scale in connection with any of our programs, and we expect to face significant challenges and complexities which we will need to resolve expeditiously while continuing to develop new products. For example, since manufacturing LiDARs requires investing significant capital expense in complex and unique machinery, unexpected malfunctions of such machinery could affect our operational efficiency and may result in loss of production equipment. In addition, we may face various unexpected operational risks such as damage to production facilities, delays, environmental damage, and potential legal liabilities. As a result of these challenges and risks, we may not be able to manufacture LiDARs on a mass-production scale without delays or unexpected costs, among other factors, which could adversely affect our business.

The period of time from a design win to implementation is long and we are subject to the risk of cancellations or postponement of contracts, or failure to successfully meet customers’ requirements for SOP.

Prospective customers, including those in the automotive industry, generally must make significant commitments of resources to test and validate our products and confirm that they can integrate with other technologies before including them in any particular system, product or model. The development cycles of our products with new customers varies widely depending on the application, market, customer and the complexity of the product. In the automotive market, for example, this development cycle can be four to five years or more. As a result of these lengthy development cycles, we spend significant time and resources to have our products selected by automotive OEMs and their suppliers for use in a particular vehicle model, which is known as a design win or nomination. If we do not achieve a design win with respect to a particular vehicle model, we may not have an opportunity to supply our products to the automotive OEM for that vehicle model for a period of many years. If our products are not selected by an automotive OEM or its suppliers for one vehicle model or if our products are not successful in that vehicle model, it is unlikely that our products will be deployed in other vehicle models of that automotive OEM. Further, we are subject to the risk that customers might cancel or postpone either the entire program or the implementation of our technology, as well as the risk that we will not be able to integrate our hardware and software technologies successfully into a larger system with other sensing modalities. If we fail to win a significant number of vehicle model programs from one or more of automotive OEMs or their suppliers, or our customers cancel or postpone implementation, our business, results of operations and financial condition may be materially and adversely affected.

If market adoption of LiDAR for autonomous vehicles does not continue to develop, or develops more slowly than we expect, our business will be adversely affected.

While our LiDAR-based solutions are applied to different use cases across end markets, we have been and expect to continue to be focused on automotive applications. Despite the fact that the automotive industry has engaged in considerable effort to research and test LiDAR products for advanced driver assistance systems (“ADAS”) and autonomous driving applications, there is no guarantee that the automotive industry will continue to introduce LiDAR products in commercially available vehicles in the near future. LiDAR products are still relatively new to the market and it is possible that other sensor technologies and devices, based on new or existing technology or a combination of technologies, will achieve acceptance or leadership in the ADAS and autonomous driving industries. Even if LiDAR products are used in initial generations of autonomous driving or ADAS technology, we cannot guarantee that LiDAR products will be designed into or included in subsequent generations of such commercialized technology. The speed of market growth for ADAS or autonomous vehicles is difficult, if not impossible, to predict, and it is more difficult to predict such market’s future growth in light of the economic consequences of, among other things, the increasing inflation and interest rates in the U.S. and globally, and the Ukraine-Russia war. In addition, to the extent that the market for autonomous vehicles develops successfully, we expect that there will be increasing competition from providers of sensing technology based on LiDAR and other modalities. If commercialization of LiDAR products is not successful, or not as successful as we expect or the market expects, our business, results of operations and financial condition will be materially and adversely affected. If other sensing modalities are to be preferred over our LiDAR product by either developers of autonomous driving systems or ADAS, OEMs, regulators, safety organizations or other market participants by the time autonomous vehicle technology achieves mass market adoption, our business, results of operations and financial condition will be materially and adversely affected.

We target many customers that are large companies with substantial negotiating power, exacting product standards and potentially competitive internal solutions. If we are unable to sell our products to these customers, our prospects and results of operations will be adversely affected.

Many of our customers and potential customers are large, multinational companies with substantial negotiating power relative to us and, in some instances, they may even have internal solutions that are competitive to our products. These large, multinational companies also have significant resources, which may allow them to acquire or develop competitive technologies either independently or in partnership with others. Accordingly, even after investing significant resources to develop a product, we may not secure a design win or may not be able to commercialize a product on profitable terms because, among other things, these companies have extremely strong negotiation positions to demand terms that are beneficial for them, including reduced prices. If our products are not selected by these companies or if these companies develop or acquire competitive technology or negotiate terms that are disadvantageous to us, it will have an adverse effect on our business.

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

These initiatives may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue, if at all, in an amount sufficient to offset these higher expenses and to achieve and maintain profitability. The market opportunities we are pursuing are at an early stage of development, and it may be many years before the markets we expect to serve generate significant demand for our products, if at all.

The markets in which we compete are characterized by rapid technological change, which requires us to continue to develop new products and product innovations and could adversely affect market adoption of our products.

While we intend to invest substantial resources in research and development, continuing technological changes in sensing technology, as well as changes in the ADAS and autonomous driving industries, could adversely affect adoption of LiDAR and/or our products. Our future success will depend on our ability to develop and introduce a variety of new capabilities and innovations to our existing product offerings, as well as to introduce a variety of new product offerings to address the changing needs of the markets in which we offer our products. We cannot guarantee that our new products will be released in a timely manner, or at all, or achieve market acceptance. In addition, we may in the future need to make strategic decisions to account for low market acceptance. These actions and any similar future actions may materially and adversely affect our business and results of operations. Delays in delivering new products that meet customer requirements could damage our relationships with customers and lead them to seek alternative sources of supply.

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

We are investing in and pursuing market opportunities outside of passenger cars and the light commercial vehicle markets, such as trucking, robotaxis and shuttles. Each of these markets presents distinct risks and, in many cases, requires us to address the particular requirements of that market.

Addressing these requirements can be time-consuming and costly. Adoption of LiDAR products, including our products for these segments, will depend on numerous factors, including: whether the technological capabilities of LiDAR and LiDAR-based products meet users’ current or anticipated needs, whether the benefits of designing LiDAR into larger sensing systems outweigh the costs, complexity and time needed to deploy such technology, or replace or modify existing systems that may have used other modalities such as cameras and/or radar, whether users in other applications can move beyond the testing and development phases and proceed to commercializing systems supported by LiDAR technology and whether LiDAR developers such as us can keep pace with rapid technological change in certain developing markets. If LiDAR technology does not achieve commercial success in such markets, or if the market develops at a pace slower than we expect, our business, results of operation and financial condition may be adversely affected.

Adverse conditions in the automotive industry or the global economy more generally could have adverse effects on our results of operations.

Our business is directly affected by and significantly dependent on business cycles and other factors affecting the global automotive industry and global economy in general. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rates and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives, regulatory requirements and political volatility, especially in energy-producing countries and growth markets. In addition, automotive production and sales can be affected by our automotive OEM customers’ ability to continue operating in response to challenging economic conditions and in response to regulatory requirements and other factors. The volume of automotive production in North America, Europe, China and the rest of the world has fluctuated, sometimes significantly, from year to year, and we expect any such fluctuations to give rise to fluctuations in the demand for our products. Any significant adverse change in any of these factors may result in a reduction in automotive sales and production by our automotive OEM customers and could have a material adverse effect on our business, results of operations and financial condition.

We may experience difficulties in expanding our operations.

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

To date, we have not grown our business through acquisitions and we do not have a history of integrating acquired technology and personnel. However, failure to successfully identify, complete, manage and integrate any future acquisitions could materially and adversely affect our business, financial condition and results of operations and could cause the price of our ordinary shares and warrants to decline.

The first vehicles deploying our LiDAR technology and software are expected to become commercially available to end users in 2024. If any vehicles deploying our LiDAR technology and software are involved in traffic accidents or collisions actually or allegedly resulting from undetected defects, errors, or bugs in our products, or if our products actually or allegedly fail to perform as expected, we may be exposed to product liability, warranty and other claims, in addition to a decline in the market adoption of our products, damage to our reputation with current or prospective customers, or increased regulatory scrutiny of our solutions which would adversely affect our operating costs, business and prospects.

Our products are technologically complex and require high standards to manufacture and may, from time to time, have, or could be alleged to have, undetected errors or defects. As the first vehicles deploying our LiDAR technology and software are expected to become commercially available to end users in 2024, some errors or defects in our products could be, despite rigorous testing and stringent manufacturing standards, initially undetected and discovered only after they have commercialized and deployed by customers, which could result in serious injury, including fatalities, to the end users or those in the surrounding area; our customers not being able to commercialize technology incorporating our products; litigation against us; negative publicity; and other consequences. These risks are particularly prevalent in the highly competitive autonomous driving and ADAS markets. In accordance with customary practice in the automotive industry, we provide our customer with a time-limited warranty for our products. If such errors or defects occur within the respective warranty period, we may incur significant additional development costs, repair or replacement costs. Such problems may also result in claims against us, including class actions, by our customers or by third parties, and in some cases, may even lead to product recall and additional costs associated with such processes. Our reputation or brand may be damaged as a result of these problems and customers may be reluctant to buy our products, which could adversely affect our ability to retain existing customers and attract new customers, and could adversely affect our financial results.

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

Moreover, enhanced publicity surrounding such claims may also increase the regulatory scrutiny of ADAS and autonomous driving solutions in general, and our products in particular, which could have a material adverse effect on our ability to achieve our business plans. Further, legislation and regulations may be adopted or changed over time to increase our liability associated with the use of our products, which may make our liability insurance coverage inadequate to fully mitigate such risks or rather make it significantly more costly, which could adversely affect our operating results and financial condition.

We operate in a highly competitive market against a large number of both established competitors and new market entrants, and some market participants have substantially greater resources than ours.

The markets for sensing technology applicable to autonomous solutions across numerous industries are highly competitive. Our future success will depend on our ability to lead by continuing to develop and protect from infringement advanced LiDAR technology in a timely manner, and to stay ahead of existing and new competitors. Our competitors are numerous and they compete with us directly by offering LiDAR products, and indirectly by attempting to solve some of the same challenges with different technology. We face competition from other developers of LiDAR products, Tier-1 suppliers and other technology and automotive supply companies, some of which have significantly greater resources than we do. Our competitors include, among others: Hesai, Robosense, Seyond (ex-Innovusion), Ouster, Luminar, AEye, Aeva, Valeo SA and Cepton In the automotive market, some of our competitors have commercialized non-LiDAR-based ADAS technology which has achieved market adoption, strong brand recognition and may continue to improve these and additional technologies, further enhancing their brand recognition and standing. Other competitors are working towards commercializing autonomous driving technology and either by themselves, or with a publicly announced partner, have substantial financial, marketing, research and development and other resources. Some of our customers in the autonomous vehicle and ADAS markets have announced development efforts or made acquisitions directed at creating their own LiDAR-based or other sensing technologies, which would compete with our solutions. We do not know how close these competitors are to commercializing autonomous driving systems or novel ADAS applications. Additionally, increased competition may result in pricing pressure and reduced margins and may impede our ability to increase the sales of our products or may cause us to lose market share, either of which will adversely affect our business, results of operations and financial condition.

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

Our financial performance can be affected by the mix of products we sell during a given period. If our sales include more of our lower gross margin products, our results of operations and financial condition may be adversely affected. There can be no guarantee that we will be able to successfully alter our product mix. If actual results vary from this projected product mix of sales, our results of operations and financial condition could be adversely affected.

We are dependent on the services of Omer Keilaf, our Co-Founder, Chief Executive Officer and Director.

Our success depends to a significant degree upon the continued contributions of Omer Keilaf, our Co-Founder, Chief Executive Officer and director. Mr. Keilaf has been our Chief Executive Officer since the founding of the company in 2016, remains deeply involved in all aspects of our business, and is the name and face that customers, suppliers and investors associate with Innoviz. The loss of Mr. Keilaf would adversely affect our business, since his loss could make it more difficult to, among other things, compete with other market participants and retain existing customers or cultivate new ones. Further, such a loss could be negatively perceived in the marketplace and may make it more difficult to retain existing employees and members of management.

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

On January 31, 2024, we announced a strategic realignment of our operations to expand our cash runway and optimize our path towards profitability and free cash flow generation, which included a reduction in the company’s headcount by approximately 13% during the first quarter of 2024. Such workforce reduction may make it more difficult to preserve our company organizational culture and may negatively impact employees’ morale.

Our primary research and development activities as well as significant elements of our operations, general and administrative activities are conducted at our headquarters in Israel, and we face significant competition for suitably skilled employees in Israel. Many of the companies with which we compete for qualified personnel have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, in retaining personnel or in effectively replacing such current personnel who may depart with qualified or effective successors. Our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly decreased in value.

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

In addition, we rely on our skilled personnel, including our engineers, to meet deadlines associated with our numerous products and programs. As we continue to invest in our products and programs, we will rely more and more on our skilled personnel to ensure that we are meeting the development and commercialization targets we set internally and with our partners. As we invest in our products and programs, our skilled personnel may not be able to give the same level of attention to each product and program, and it may become more difficult for us to continue to meet the internal and external deadlines associated with such products and programs.

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

We report our financial results in U.S. dollars. We collect our revenue primarily in U.S. dollars. A portion of the cost of revenue, research and development, sales and marketing and general and administrative expenses of our Israeli operations are incurred in ILS. As a result, we are exposed to exchange rate risks that may materially and adversely affect our financial results. If ILS appreciates against the USD or if the value of ILS declines against the USD at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of ILS, then the USD cost of our operations in Israel would increase and our results of operations could be materially and adversely affected. Our Israeli operations also could be materially and adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation in Israel or the rate of appreciation (if any) of ILS against the USD. The Israeli annual rate of inflation amounted to 3.0%, 5.3%, and 2.8% for the years ended December 31, 2023, 2022 and 2021, respectively. The ILS depreciated relative to the USD by 3.1% and 13.2% in 2023 and 2022, respectively, and appreciated relative to the USD by 3.3% in 2021.

We rely on third-party suppliers and are susceptible to supply shortages, long lead times for components and supply changes, any of which could disrupt our supply chain and could delay deliveries of our products to customers.

Some of the components that go into the manufacture of our solutions are sourced from third-party suppliers. Some of the key components used to manufacture our products come from limited or single source suppliers. We are therefore subject to the risk of shortages and long lead times in the supply of these components and the risks that our suppliers discontinue or modify components used in our products. Other global events, including political events and trade-related trends may also disrupt our supply chain and operations, such as the Houthi movement, a terrorist group in Yemen, that are threatening to limit the movement of marine vessels traversing the Red Sea, and have led to delays in shipping and to increased shipping and transport costs; or other events which may delay our future production and our timeline for setting up a production line in China, which may require us to find alternative location for our production line due to instabilities. In addition, our products depend on external semi-conductor foundries. Any disruptions to those foundries could materially and adversely affect our ability to manufacture our solutions. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantities and delivery schedules. We have in the past experienced and may in the future experience component shortages and price fluctuations of certain key components and materials, and the predictability of the availability and pricing of these components may be limited. In the event of a component shortage, supply interruption or material pricing change from suppliers of these components, we may not be able to develop alternate sources in a timely manner or at all in the case of sole or limited sources. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, could adversely affect our relationships with our customers and could cause delays in shipment of our products and adversely affect our operating results. In addition, increased component costs could result in lower gross margins. Even where we are able to pass increased component costs along to our customers, there may be a lapse of time before we are able to do so, such that we must absorb the increased cost. If we are unable to buy these components in quantities sufficient to meet our requirements on a timely basis, we will not be able to deliver products to our customers, which may result in loss of revenues, or such customers using competitors’ products instead of ours.

Our sales and operations in international markets expose us to operational, financial and regulatory risks.

International sales comprise a significant amount of our overall revenue. Sales to international customers accounted for approximately 99.6%, 98% and 99% of our revenue in the years ended December 31, 2023, 2022 and 2021, respectively. We are committed to growing our international sales and, while we have committed resources to expanding our international operations and sales channels, these efforts may not be successful. International operations are subject to a number of other risks, including:

•	exchange rate fluctuations;

•	political and economic instability, international terrorism and anti-Israeli sentiment, such as the war and hostilities between Israel and Hamas and Israel and Hezbollah;

•	global or regional health crises;

•	potential for violations of anti-corruption laws and regulations, such as those related to bribery and fraud;

•	preference for locally branded products, and laws and business practices favoring local competition;

•	potential complexities of operating in China with increased data collection regulations, and government-mandates which are subject to change per unprecedented regulation;

•	increased difficulty in managing inventory;

•	delayed revenue recognition;

•	less effective protection of intellectual property;

•
stringent regulation of the autonomous or other systems or products using our products and stringent consumer protection and product compliance regulations, including but not limited to General Data Protection Regulation in the European Union (the “EU”), European competition law, the Restriction of Hazardous Substances directive, the Waste Electrical and Electronic Equipment directive and the European Ecodesign directive that are costly to comply with, and may vary from country to country;

•	difficulties and costs of staffing and managing foreign operations;

•	import and export laws and the impact of tariffs; and

•	changes in local tax and customs duty laws, or changes in the enforcement, application or interpretation of such laws.

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

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, including events resulting from climate change, as well as global pandemics, and interruptions by man-made problems, such as network security breaches, computer viruses, terrorism and war. Material disruptions of our business or information systems resulting from these events could adversely affect our operating results.

A significant natural disaster, such as an earthquake, fire, flood or significant power outage or other similar events, such as infectious disease outbreaks or pandemic events, could have an adverse effect on our business and operating results. There are inherent physical climate-related risks wherever our business is conducted. Various meteorological phenomena and extreme weather events (including, but not limited to, storms, flooding, drought, wildfire, and extreme temperatures) may disrupt our operations or those of our suppliers and business partners, and may therefore require us to incur additional operating or capital expenditures, or otherwise adversely impact our business, financial condition, or results of operations. Climate change may impact the frequency and/or intensity of such events. Mitigating our business risks associated with climate change may require us to incur substantial costs and may not be successful, due to, among other things, the uncertainty associated with the longer-term projections associated with managing climate risks.

In addition, despite the implementation of network security measures, our networks and LiDAR products also may be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our solutions. In addition, natural disasters, acts of terrorism or war, could cause disruptions in our manufacturing operations, our customers’, suppliers’ or channel partners’ businesses, or the economy as a whole. We also rely on information technology systems to communicate among our workforce and with third parties. Any disruption to our communications, whether caused by a natural disaster or by manmade problems, such as power disruptions, could adversely affect our business. We do not currently have a formal disaster recovery plan. However, we are currently in the process of formalizing our plan, and auditing our suppliers’ plans by our quality personnel. However, to the extent that any such disruptions result in delays or cancellations of orders or impede our suppliers’ ability to timely deliver product components, or the deployment of our products, our business, operating results and financial condition would be adversely affected.

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

We rely on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable or subject to copyright, trademark, trade dress or service mark protection, or that we believe is best protected by means that do not require public disclosure.

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

Third-party claims that we are infringing or misappropriating intellectual property, whether successful or not, could result in costly and time-consuming litigation or expensive licenses, and our business could be adversely affected.

Although we hold patents related to our products, a number of companies, both within and outside of the LiDAR industry, hold other patents covering aspects of LiDAR products. In addition to these patents, participants in this industry typically also protect their technology, especially embedded software, through copyrights and trade secrets. As a result, there is frequent litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. We may receive in the future inquiries from other intellectual property holders and may become subject to claims that we infringed or misappropriate their intellectual property rights, particularly as we expand our presence in the market. If such a claim were to prevail, we could incur high cost and time-consuming litigation and licensing fees. Alternatively, we may incur costly development of alternative technological solutions to work-around such patent-protected solutions. In addition, parties may claim that the names and branding of our products infringe their trademark rights in certain countries or territories. If such a claim were to prevail, we may have to change the names and branding of our products in the affected territories and it could incur other costs.

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

Since we operate on a global basis, we must continually monitor applicable laws and regulations, and engage in an ongoing compliance process to ensure that we and our suppliers comply in all material respects with the applicable laws and regulations. If there is an unanticipated or onerous new legislation or regulation that significantly impacts our use or marketing of various components or requires more expensive components, such legislation or regulation could materially and adversely affect our business, results of operations and financial condition.

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

Concerns over environmental pollution and climate change have produced significant legislative and regulatory efforts on a global basis, and we believe this will continue both in scope and in the number of countries participating. These changes could directly increase the cost, of or access to, energy or water, which may have an effect on the way we manufacture products or utilizes energy or water to produce our products. In addition, any new regulations or laws in the environmental area might increase the cost of raw materials or key components we use in our products. Environmental regulations require us to reduce product energy or water usage, monitor and exclude an expanding list of restricted substances and to participate in required recovery and recycling of its products. We are unable to predict how any future changes will impact us and if such impacts will be material to our business.

Reporting expectations are also increasing, with a variety of customers, capital providers, and regulators seeking increased information on climate-related risks and impacts. Various policymakers have adopted or are considering to adopt, requirements for companies to provide significantly expanded climate-related disclosures in their periodic reporting, including reporting requirements that require companies to monitor their third parties, any of which may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls processes and procedures regarding matters that have not been subject to such controls in the past, and impose increased oversight obligations on our management and board of directors. All of these risks may also impact our suppliers, business partners or customers, which may indirectly impact our business, financial condition, or results of operations.

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

In the United States at the federal government level, regulation of ADAS and autonomous driving falls primarily within the purview of the National Highway Traffic Safety Administration (“NHTSA”) of the U.S. Department of Transportation (USDOT), although other USDOT divisions, such as, for example, the Federal Motor Carrier Safety Administration (FMCSA), also are engaged to a more limited extent. Other federal agencies also are involved in regulation as relevant to the agency’s mission; for example, the Federal Communications Commission (“FCC”) has jurisdiction over spectrum for communications technology that that will allow vehicles to sense and communicate with each other and with other devices and environmental factors, such as infrastructure, pedestrians, and cyclists. USDOT envisions a division of responsibility between the federal government and the states whereby NHTSA regulates safety design and performance while states regulate human driver and vehicle operations. Both federal and state authorities in the U.S. have been actively engaged in regulatory scrutiny of ADAS and autonomous driving solutions in general. Such authorities may impose more stringent compliance and reporting requirements in response to product recalls and safety issues in the automotive industry.

For any of our products incorporated into vehicles, we are a vehicle equipment manufacturer subject to existing requirements under the National Traffic and Motor Vehicle Safety Act of 1966 (“Vehicle Safety Act”) and the Federal Motor Vehicle Safety Standards (FMVSS) and other regulations promulgated by the NHTSA pursuant thereto. These requirements include a duty to report, subject to strict timing requirements, any defect with our products that is related to motor vehicle safety. The Vehicle Safety Act imposes potentially significant civil penalties for violations, including for failure to report such defects. We are also subject to the Transportation Recall Enhancement, Accountability and Documentation Act (“TREAD”) and NHTSA’s implementing regulations and must comply with “Early Warning” requirements by reporting a wide range of information (e.g., consumer complaints, warranty claims, etc.) that could indicate a potential safety defect. TREAD imposes criminal liability for violating such requirements if a defect is confirmed subsequently and has caused death or bodily injury. In addition, the Vehicle Safety Act authorizes NHTSA to require a manufacturer to recall and repair vehicles with any safety defect or that fail to comply with any FMVSS, and this obligation would apply in the event our products had a safety defect and prompted such a recall and repair action. Our distribution into foreign countries may be subject to similar regulations. If we cannot rapidly address any safety concerns or defects with our products, our business may be adversely affected.

NHTSA also has taken a number of actions in the past several years specific to ADAS and autonomous driving. These actions include a Standing General Order, updated in August 2021, that requires identified manufacturers and operators to report certain crashes involving vehicles equipped with automated driving systems or SAE Level 2 advanced driver assistance systems. In addition, NHTSA expanded in January 2021 its Automated Vehicle Transparency and Engagement for Safe Testing (“AV TEST”) Initiative from a pilot to a full program, and through this Initiative a variety of stakeholders provide documentation covering specific topics, such as how automated systems detect objects on the road, how information is displayed to drivers, what cybersecurity measures are in place and the methods used to test the design and validation of autonomous driving systems. NHTSA has been utilizing this information to impose additional regulatory obligations on ADAS and automated driving systems. In particular, NHTSA has been engaged in rulemaking to update certain FMVSS to address ambiguities and other issues created by the application of FMVSS to innovative, non-conventional vehicle designs utilized, or anticipated to be utilized, in certain ADAS and autonomous driving vehicles. In 2023, NHTSA promulgated the “Occupant Protection for Vehicles with Automated Driving Systems” final rule to update several FMVSS to account for vehicles that are equipped with ADAS and do not have traditional manual controls associated with human drivers. NHTSA also proposed rules to update FMVSS for crash avoidance, safety messaging and passengerless vehicles as well as jointly proposed a rule with FMCSA regarding advanced emergency breaking (“AEB”) test devices for heavy vehicles. NHTSA also announced plans to launch a new initiative called ADS-Equipped Vehicle Safety, Transparency and Evaluation Program (“AV STEP”) that would remove the 2,500 cap on driverless vehicles allowed on the roadways and expand the program for exemption from FVMSS for ADS-equipped vehicles, but would impose additional data reporting requirements on all vehicles participating in AV STEP.

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

Our current and potential future operations and sales involve the processing of data (including personal information) and thus subject us, and may subject our customers and vendors, to a variety of federal, state, and foreign data privacy laws, rules, industry standards, regulations, and other requirements addressing privacy and the collection, use, storage, processing, disclosure, transfer and protection of a variety of types of data. These requirements, and their application, interpretation and amendment are constantly evolving and developing. For example, the UK and EU General Data Protection Regulations are directly applicable across the UK and European Economic Area; China has recently adopted a stringent new data privacy and security framework; Japan has amended its regime and California has enacted the California Privacy Rights Act of 2020 (“CPRA”) (which has prompted a wave of similar laws in other states such as Utah (“UCPA”), Connecticut (“CTDPA”) and others), the IL Protection of Privacy law, 5741-1981 has been recently amended and extended its reach over Israeli residents as well as personal information of EU residents transferred to Israel, each of which provide for potentially material penalties for non-compliance. These regimes may, among other things, impose data security requirements, disclosure and contracting requirements, and restrictions on data collection, uses, transfers and sharing that may impact our operations and the development of our business. While, generally, we do not have access to, neither do we collect, store, process, or share information collected by our solutions in the course of their use by our end users or customers, unless our customers choose to proactively provide such information to us, our products may evolve both to address potential customer requirements or to add new features and functionality. Therefore, the full impact of these privacy regimes on our business is rapidly evolving across jurisdictions and remains uncertain at this time.

Even though we and our vendors periodically assess the continually evolving privacy and data security regimes and consider measures we believe are appropriate to take in response, these laws are in some cases relatively new and their interpretation and application are uncertain. In addition, we are subject to our customers’ privacy and data security requirements and audits and are working to enhance our privacy and data security measures as a result. Since these privacy and data security regimes and requirements are evolving, uncertain and complex, especially for a global business like ours, we may need to update or enhance our compliance measures even further as our products, markets and customer demands further develop, and these updates or enhancements may require implementation costs. Moreover, the compliance measures we adopt may prove ineffective. Any failure, or perceived failure, by us to comply with data privacy laws, rules, regulations, industry standards and other requirements could result in significant proceedings or actions against us by individuals, consumer rights groups, government agencies, or others. We could incur significant costs (including the costs of mitigation and recovery) in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. Further, these proceedings and any subsequent adverse outcomes may subject us to material loss of revenue resulting from the adverse impact on our reputation and brand, loss of proprietary information and data, disruption to our business and relationships, and diminished ability to retain or attract customers and business partners and a breach of our commitments to our customers. If any of these events were to occur, they could have an adverse effect on our financial condition, results of operations, reputation, and business.

We are subject to cybersecurity risks to operational systems, security systems, infrastructure, firmware in our LiDAR and customer data and other information processed by us or third-party vendors or suppliers, and any material failure, weakness, interruption, cyber event, incident, or breach of security could prevent us from effectively operating our business.

We rely on computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business (collectively, “IT Systems”). We own and manage some of these IT Systems but also rely on third parties for a range of IT Systems and related products and services. We and certain of our third-party providers store, handle, transmit and otherwise process data that includes information about individuals as well as proprietary information such as trade secrets (collectively, “Confidential Information”).

We face numerous and evolving cyber risks that threaten the confidentiality, integrity and availability of our IT Systems and Confidential Information, including from diverse threat actors, such as insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors), as well as through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error, and as a result of malicious code embedded in open-source software, or misconfigurations, bugs or other vulnerabilities in commercial software that is integrated into our (or our suppliers’ or service providers’) IT Systems, products or services. Threat actors are becoming increasingly sophisticated in using techniques and tools—including artificial intelligence—that circumvent any infrastructure we use to protect our network, evade detection and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our IT Systems, Confidential Information or business. Such cyber incidents could materially disrupt operational systems and cause disruption to our business; result in loss of Confidential Information; jeopardize the security of our facilities; impact our financial results; or affect the performance of in-product technology and the integrated software in our LiDAR solutions. In addition, we rely on third-party service providers to host or otherwise process some of such data, and any failure by a third party, or any other entity in our collective supply chain, to prevent or mitigate data security breaches or improper access to, or use, acquisition, disclosure, alteration, or destruction of, such data could have similar adverse consequences for us.

For instance, cyber criminals or insiders may target us or third parties with which we have business relationships in an effort to obtain Confidential Information, or in a manner that disrupts our operations or our development tools or compromises our products or IT Systems into which our products are integrated. Cyber criminals could also target accessing our IT Systems in a manner which could impact our sensor data or the development process. Remote and hybrid working arrangements at our company (and at many third-party providers) also increase cybersecurity risks due to the challenges associated with managing and controlling remote computing assets and security vulnerabilities that are present in many non-corporate and home network devices. The techniques used by cyber attackers change frequently and may be difficult to detect for long periods of time. We have experienced and expect to continue to experience actual and attempted cyber-attacks of our IT networks, such as through phishing scams and ransomware. Although, to our knowledge, none of these actual or attempted cyber-attacks have had a material adverse impact on our operations or financial condition, we cannot guarantee that any such incidents will not have such an impact in the future. We are also at risk for cyber incidents resulting from interruptions, outages and breaches of: operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers; facility security systems, owned by us or our third-party vendors or suppliers; in-product technology owned by us or our third-party vendors or suppliers; the integrated software in our LiDAR solutions or development tools; or customer or driver data that we process or our third-party vendors or suppliers process on our behalf.

Although we maintain information technology measures designed to protect our IT Systems and Confidential Information, such measures will require updates and improvements, and we cannot guarantee that such measures, including our policies, controls or procedures, will be fully implemented, complied with or effective in detecting, preventing or mitigating cyber incidents. The implementation, maintenance, segregation and ongoing improvement of our IT Systems requires significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving, expanding and updating current IT Systems, including the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or produce, sell, deliver and service our solutions, adequately protect our Confidential Information or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. If we do not successfully implement, maintain or expand these IT Systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Further, our Confidential Information could be compromised or misappropriated and our reputation may be adversely affected. If these IT Systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

Any adverse impact to the availability, integrity or confidentiality of our IT Systems or Confidential Information could impact production capability and our ongoing operations, harm our reputation, cause us to breach our contracts with other parties or subject us to regulatory investigations, enforcement actions, fines and penalties, litigation (including class actions), negative reputational impacts that may cause us to lose existing or future customers, and/or significant incident response, system restoration or remediation and future compliance costs. Any or all of the foregoing could materially affect our business, prospects, financial condition and operating results. Any problems with our third-party cloud hosting providers, whether due to cyber security failures or other causes, could result in lengthy interruptions in our business. Finally, we cannot guarantee that any costs and liabilities incurred in relation to a cybersecurity attack or incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all.

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

We are subject to the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, that requires us to determine, disclose and report whether our products contain tin, tantalum, tungsten and gold, referred to as conflict minerals. The implementation of these requirements could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our products. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used in or necessary to the production of our products and, if applicable, potential changes to products, processes or sources of supply as a consequence of such verification activities. It is also possible that our reputation may be adversely affected if we determine that certain of our products contain minerals not determined to be conflict-free as defined in the Dodd-Frank Act or if we are unable to alter our products, processes or sources of supply to avoid use of such materials.

Increasing attention to, and evolving expectations regarding, environmental, social and sustainability matters may impact our business and reputation.

Evolving and increased expectations regarding environmental, social and sustainability initiatives and disclosures may result in increased costs, enhanced compliance or disclosure obligations, or other impacts to our business, financial condition, or results of operations. Moreover, our environmental, social and sustainability initiatives may be costly and may not have the desired effect, or we may ultimately be unable to complete certain initiatives or targets, either on the timelines initially announced or at all, due to technological, legal, cost, or other constraints, which may be within or outside of our control. Moreover, actions or statements that we may take based on expectations, assumptions, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. If we fail to, or are perceived to fail to, comply with or advance certain environmental, social or sustainability initiatives, we may be subject to various adverse impacts, including reputational damage, activism and potential stakeholder engagement and/or litigation. Additionally, many of our customers, business partners, and suppliers may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

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

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the Securities and Exchange Commission (the “SEC”) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting.

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

Our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results.

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

As a result, included on our balance sheet as of December 31, 2023 contained elsewhere in this Annual Report are private placement warrants. Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”), provides for the re-measurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our private placement warrants each reporting period and that the amount of such gains or losses could be material.

We do not intend to pay dividends in the foreseeable future.

We have never declared or paid any cash dividends on our ordinary shares, and we currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our ordinary shares in the foreseeable future. Any future determination to pay dividends on our ordinary shares will be at the discretion of our board of directors, subject to applicable law, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant. Consequently, you may be unable to realize a gain on your investment except by selling our ordinary shares after price appreciation, which may never occur.

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

We may be unable to maintain the listing of our ordinary shares and warrants on Nasdaq in the future. If we fail to meet the listing requirements and Nasdaq does not list our ordinary shares and warrants, we could face significant material adverse consequences, including:

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

Nasdaq, the stock market on which our ordinary shares and warrants are listed under the symbols “INVZ,” and “INVZW,” respectively, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market is sustained for our ordinary shares and warrants, the market price of our ordinary shares and warrants may be volatile and could decline significantly. In addition, the trading volume in our ordinary shares and warrants may fluctuate and cause significant price variations to occur. We cannot assure you that the market price of our ordinary shares and warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

•	the realization of any of the risk factors presented in this Annual Report;

•	actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, Adjusted EBITDA, results of operations, level of indebtedness, liquidity or financial condition;

•	availability of capital to fund our contracts and our growth;

•	additions and departures of key personnel;

•	failure to comply with the requirements of Nasdaq;

•	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

•	future issuances, sales, resales or repurchases or anticipated issuances, sales, resales or repurchases, of our securities including due to the exercise of warrants;

•	publication of research reports about us;

•	the performance and market valuations of other similar companies;

•
failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

•	the effects of the war and hostilities between Israel and Hamas and Israel and Hezbollah;

•	the effects of our operational realignment;

•	new laws, regulations, subsidies, or credits or new interpretations of existing laws applicable to us;

•	commencement of, or involvement in, litigation involving us;

•	broad disruptions in the financial markets, including sudden disruptions in the credit markets;

•	speculation in the press or investment community;

•	actual, potential or perceived control, accounting or reporting problems;

•	changes in accounting principles, policies and guidelines; and

•	other events or factors, including those resulting from infectious diseases, health epidemics and pandemics, natural disasters, war, acts of terrorism or responses to these events.

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

Our quarterly and annual results of operations have fluctuated in the past and may vary significantly in the future. As such, historical comparisons of our operating results may not be meaningful. In the past, our sales were primarily to customers making purchases for research and development projects. Following our strategic transition to become a Tier 1 automotive supplier, non-recurring engineering or application engineering services (“NRE”) became another incremental source of revenue during the pre-production phase of the programs. Additionally, in connection with our BMW L3 Program, we transitioned from selling full LiDAR units to selling components to Magna at lower average production sales prices, and recently began shipping production units for the first time in the company’s operating history. Therefore, sales in any given quarter can fluctuate based on the timing and success of our customers’ programs and the stage of the program. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, and may not fully reflect the underlying performance of our business. These fluctuations could adversely affect our ability to meet our expectations or those of securities analysts or investors. If we do not meet these expectations for any period, the value of our business and our securities could decline significantly. Factors that may cause these quarterly or annual fluctuations include, without limitation, those listed below:

•	the timing and magnitude of orders and shipments of our products in any quarter;

•	the timing and magnitude of any NREs;

•	pricing changes we may adopt to drive market adoption or in response to competitive pressure;

•	our ability to attract and retain talent to develop, support, and promote our business across different functions and geographies;

•	our ability to retain our existing customers and attract new customers;

•	our ability to develop, introduce, manufacture and ship in a timely manner products that meet customer requirements;

•	disruptions in our sales channels or termination of our relationship with important channel partners;

•	delays in customers’ purchasing cycles or deferments of customers’ purchases in anticipation of new products or updates from us or our competitors;

•	fluctuations in demand pressures for our products;

•	the mix of products sold in any quarter;

•	the timing and rate of broader market adoption of autonomous systems utilizing our solutions across the automotive and other market sectors;

•	market acceptance of LiDAR and further technological advancements by our competitors and other market participants;

•	the ability of our customers to commercialize systems that incorporate our products;

•	any change in the competitive dynamics of our markets, including consolidation of competitors, regulatory developments and new market entrants;

•	our ability to effectively manage our inventory;

•	changes in the source, cost, availability of and regulations pertaining to materials we use;

•	adverse litigation, judgments, settlements or other litigation-related costs, or claims that may give rise to such costs; and

•	general economic, industry and market conditions, including trade disputes.

If securities or industry analysts cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares and warrants adversely, or if we fail to meet, or significantly exceed, the financial guidance we publicly announce on a periodic basis, then the price and trading volume of our ordinary shares and warrants could decline.

The trading market for our ordinary shares and warrants is influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts, or the content and opinions included in their reports. As a relatively new public company, analysts who publish information about our ordinary shares will have had relatively little experience with us, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. If any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding us, the price of our ordinary shares and warrants could decline.

In addition, the share prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet, or significantly exceed, the guidance we publicly announce on a periodic basis or the expectations of analysts or public investors, analysts could downgrade our ordinary shares and warrants or publish unfavorable research about us and our securities. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause the price of our ordinary shares and warrants or trading volume to decline.

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

For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, and not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds $1.235 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time we are a “large accelerated filer” under U.S. securities laws.

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

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

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

We are a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practice we are following. We rely on this “foreign private issuer exemption”, among others, with respect to the Nasdaq rules for shareholder meeting quorums and Nasdaq rules requiring shareholder approval. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

Risks Related to Our Incorporation and Location in Israel

The war in Israel and other conditions in Israel could materially and adversely affect our business.

Most of our employees, including certain management members, operate from our offices that are located in Rosh HaAin, Israel. In addition, most of our officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attacks, Israel declared war against Hamas and a military campaign against the terrorist organization commenced.

In addition, Hezbollah has also launched attacks against Israeli military sites and troops, and against Israeli towns in northern Israel. In response to these attacks, the Israel Defense Force (“IDF”) has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon. Further, Israel faces threats from more distant neighbors, in particular, Iran which threatened to attack Israel, may be developing nuclear weapons and targeted cyber-attacks against Israeli entities; and the Houthi movement, which controls parts of Yemen and launched a number of attacks on marine vessels traversing the Red Sea. The Red Sea is a vital maritime route for international trade traveling to and from Israel. As a result of such disruptions, we may experience in the future delays in supplier deliveries, extended lead times, and increased cost of freight, increased insurance costs, increased purchased materials and manufacturing labor costs. The risk of ongoing supply disruptions may result in delayed deliveries of our products and may also have adverse impact on economic conditions in Israel.

Further, many Israeli citizens are obligated to perform up to several weeks of annual military reserve duty each year. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Since October 7, 2023, the IDF has called up more than 350,000 of its reserve forces to serve. A number of our management and non-management employees are currently subject to military service in the IDF and many of them have been called to serve. In addition, the family members of many of our Israeli team members are currently serving in the IDF. Such disruption could materially and adversely affect our business, prospects, financial condition, and results of operations.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on our business and operations and on Israel's economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing, that may involve an additional downgrade in Israel's credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”), which may have a material adverse effect on the company and its ability to effectively conduct its operations.

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

Finally, until the war started in October 2023, the current elected government in Israel was pursuing extensive reforms to Israel’s judicial system. Certain financial, legal and commercial organizations and entities have claimed that such changes, if adopted, could adversely affect the macroeconomic condition in which we operate. At this stage, the proposed legislation has not become effective, and its scope has not been fully determined; we cannot assess the potential impacts of these changes and their likelihood on our business, prospects, financial condition, and results of operation.

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

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our Articles and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers, and transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company or has other powers toward the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

U.S. holders of our ordinary shares and/or warrants may suffer adverse tax consequences if we are treated as a passive foreign investment company.

A non-U.S. corporation generally will be treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income (such as interest income) or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. We believe we were a PFIC for our taxable year ending December 31, 2023. However, as discussed below, whether we were a PFIC for any given taxable year is based on a complex and factual determination and there is no assurance that the Internal Revenue Service (“IRS”) will agree with our determination. Based on the current and anticipated composition of the income, assets and operations of our company and our subsidiaries, we cannot be sure as to whether we will be a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2024 or in future taxable years. Moreover, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. This is an annual factual determination that depends on, among other things, the composition of our income (including the relative size of our gross operating loss and our passive income) and assets, and the market value of our shares and assets (including unbooked goodwill), including the composition of income and assets and the market value of shares or assets, as applicable, of our subsidiaries, from time to time, and thus a determination can only be made annually after the close of each taxable year. Moreover, the value of our assets (including unbooked goodwill) for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly. If we are a PFIC for any taxable year, a U.S. Holder (as defined below under “Taxation – United States Federal Income Taxation”) of our ordinary shares may be subject to adverse tax consequences and may incur certain information reporting obligations. Under the PFIC rules, unless such U.S. Holder makes an election available under the Internal Revenue Code of 1986, as amended (the “Code”) (which election could itself have adverse consequences for such U.S. Holder), such U.S. Holder may be subject to U.S. federal income tax at the then prevailing maximum rates on ordinary income and possibly an “interest” charge, in respect of “excess distributions” and upon any gain from the disposition of our ordinary shares, as if the excess distribution or gain had been recognized ratably over such U.S. Holder’s holding period of our ordinary shares. Certain elections (including a qualified electing fund or a mark-to-market election) may be available to U.S. Holders of our ordinary shares to mitigate some of the adverse tax consequences resulting from PFIC treatment, however, are not available with respect to the warrants. For a further discussion, see “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

U.S. Holders of our ordinary shares and warrants are strongly encouraged to consult their own tax advisors regarding the potential application of these rules to us and the ownership of our ordinary shares and/or our warrants.

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

U.S. Holders of our ordinary shares and/or warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and the ownership of our ordinary shares and/or warrants.

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2023, 2022 and 2021, see Item 5. “Operating and Financial Review and Prospects.”

B. Business Overview

Recent Developments

Strategic Realignment

On January 31, 2024, we announced a strategic realignment of our operations to expand our cash runway and optimize our path towards profitability and free cash flow generation, which included a reduction in the company’s headcount by approximately 13% during the first quarter of 2024.

Since 2021, we have funded the development of two production path programs: the InnovizOne and InnovizTwo LiDAR sensor and perception software suites. With the InnovizOne program now transitioned from the development phase into full series production, we are eliminating duplicative cost structures and significantly reduce spending on InnovizOne development, while reinvesting a portion of the savings into the InnovizTwo sensor and perception software platform. All quoting and bidding activity in our request for information and request for quotation pipeline will now be focused on the InnovizTwo platform.

Appointment of Avishay Moscovici

On February 28, 2024, we announced the appointment of Mr. Avishay Moscovici as the Company’s new Chief R&D Officer. Mr. Moscovici replaces Mr. Oren Buskila, who has stepped down as Chief R&D Officer to pursue a new opportunity outside of the LiDAR industry.

Company Overview

We are a leading Tier-1 direct supplier of high-performance, automotive grade LiDAR sensors and perception software that feature technological breakthroughs across core components and bring enhanced vision and superior performance to enable safe autonomous driving at a mass scale. We believe that we provide a complete and comprehensive solution for OEMs and Tier-1 partners that are developing and marketing autonomous driving vehicles to the passenger car and other relevant markets, such as robotaxis, shuttles, delivery vehicles and trucks.

We were founded in 2016 by veterans of Unit 81, the elite technology unit of Israel’s Intelligence Corps, one of the most prestigious multidisciplinary technological units in the IDF. From our founding, our culture drew from Unit 81’s core values of solving sophisticated technological problems through creativity and agile thinking. We have relied on these values to address the needs of autonomous vehicles in a manner that strikes the desired balance between performance and cost. We created a new type of LiDAR sensor from the chip-level up, including a suite of powerful and sophisticated software applications for high-performance computer vision to allow superior perception. Our multidisciplinary team developed an operational MEMS-based (Micro-Electro-Mechanical System) LiDAR prototype, which attracted the attention of leading Tier-1 companies such as Magna and Aptiv PLC as early as 2017. This was followed by a further intensive development and qualification stage, which culminated with our company achieving a design win with BMW in 2018 to power BMW’s Level 3 autonomous platform.

During 2022, we made the major strategic decision to become a Tier-1 direct supplier of LiDAR to the automotive industry. This decision allows us to have direct technical discussions with customers and to improve pricing to automotive OEMs with the goal of continuing to strengthen our position in the automotive market. This strategic decision has already played a significant role in our major OEM program wins since, as discussed below.

In 2022, following more than two years of extensive diligence and qualification, we were selected by Volkswagen as its direct LiDAR supplier for automated vehicles within the Volkswagen brands with our InnovizTwo next generation high-performance automotive-grade LiDAR sensor. Later in 2022, an Asia-based automotive OEM selected us to serve as its direct LiDAR supplier for series production passenger vehicles. BMW and Volkswagen are leaders in deploying new technologies into the automotive industry. We believe that our close cooperation with these OEMs uniquely positions us to make Level 3 autonomous driving a commercial reality.

In 2023, we announced that Volkswagen aims to expand its use of our InnovizTwo LiDAR to its existing light commercial vehicle program. In addition, we announced that we were beginning a B-sample development phase on a new generation of LiDAR for BMW Group. Under the development agreement, we developed B-samples based on our second generation InnovizTwo LiDAR sensor.

The sustained cooperation with our customers provides our engineers and other research and development personnel with a valuable competitive edge. These engineers and other research and development personnel have been meticulously trained to design, operate, and verify our many ground-breaking innovations in accordance and in compliance with the rigorous ISO26262 standard for Functional Safety in the automotive industry. Compliance with this and other standards have been enforced by regular ongoing audits of Innoviz and rigorous testing by our key suppliers, existing customers and prospective customers that thoroughly review the performance of various elements of our operations. As a result, our products have been constructed from the bottom up with hardware and software technology that meets the most stringent automotive safety, quality, environmental, manufacturing, and other standards.

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

Our robust software suite enables our ~905nm wavelength laser-based LiDAR architecture to be easily leveraged to provide compelling solutions for Level 2+ through Level 4 (and Level 5 when applicable). This means that we are positioned to penetrate the current market, which is focused primarily on Level 2+ (with some Level 3 production), and to continue to capture and extend our market share to Levels 3 through 5 as the market continues to mature.

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

Market Outlook

The automotive industry is increasingly harnessing sophisticated technologies in its push to develop and introduce autonomous driving vehicles. Significant investment and rapid growth in this industry are being driven by the need to assure human safety and in parallel, the potential recapture of drivers’ time for work, rest and relaxation while the vehicle drives itself. The technologies and products needed for autonomous driving require long development and validation cycles and must ensure safety of the autonomous systems prior to commercial deployment.

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

Currently, ADAS, or Advanced Driver Assistance Systems, which are not considered “autonomous driving” but have important active safety features, have been successfully commercialized. ADAS-equipped vehicles are not fully autonomous as, although the vehicle can control both steering and acceleration/deceleration, a human sits in the driver’s seat and needs to monitor the driving at all times (i.e., have “eyes on the road”). Therefore, the advancement from vehicles with ADAS (Levels 1 through 2+) to autonomous driving systems (Levels 3 through 5) requires “environmental detection” capabilities, or the capability to detect the environment in which the vehicle is operating, including speed, weather, density of traffic and every other condition that affects driving decisions. Autonomous driving systems also require high-definition maps, a highway or urban setting, and the ability for the system to make informed decisions independently, without the need for human supervision.

The ADAS+/ Level 2+ segment of the consumer automotive market is expected to grow significantly over the short to medium term. ADAS+/Level 2+ systems are still technically in the driver-assist realm but incorporate a whole new layer of functionality on top of the traditional ADAS features. For instance, in Level 2+ vehicles, map data may enable lane-centering functions to remain effective even in areas where sensing-only lane centering systems may face difficulties, such as in areas without visible lane marks or low-quality lane markings, ramps with sharp turns, junctions, roundabouts, newly paved roads or urban settings. Level 2+ also supports automatic lane changes by providing information such as lane-marking types and adjusting the drive speed according to road speed/curvature.

In Level 3 through Level 5 autonomous vehicles, the system is expected to take on the full task of driving, either in defined-use cases (Level 3 and Level 4) or all use cases (Level 5). Accordingly, the OEM is defined as the legal driver, retains full responsibility and the autonomous vehicle system must comply with the highest level of functional safety (ISO26262 ASIL D). This is to guarantee a failure probability low enough that automakers, consumers and regulators will be able to agree that the vehicle can handle driving without any supervision by a human driver in given areas and at given times. Level 3 through Level 5 systems accordingly require a robust sensing suite, which necessitates the use of high-performance LiDAR sensors. High performance LiDAR sensors were initially too expensive for mass market applications. However, our products feature reliability, automotive-grade assurance, low cost and distributed sensing advantages and we believe our products are well-positioned to achieve widespread deployment in this segment.

Beyond the autonomous driving industry, there exist numerous other applications in which a high-performance automotive-grade LiDAR with wide operating range and high reliability can add significant value. For example, numerous off-highway driving applications significantly benefit from the safety features available with use of LiDAR solutions. These include the mining and construction industries, ports and airports, and material handling in factories, all of which deploy vehicles and machines in restricted environments, at low speeds, and which require autonomous driving not only for cost saving, but also to prevent costly accidents caused by distracted drivers. The major applications currently relevant to our company beyond autonomous driving are:

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

In both shuttles and robotaxis, autonomy calls for a comprehensive sensor suite that has 360-degree surround-perception in the most trying circumstances, including busy city streets with pedestrians, dogs, bicycles, erratic traffic behavior, construction sites and others. Sensors need to be precise in regard to location and timing, see all around the vehicle and detect obstacles at various heights with minimal delay. In addition, localization is needed to locate the shuttle or robotaxi precisely, to leverage high-definition maps.

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

Our LiDAR Applications in Trucks

Fully autonomous trucks may weigh 20-tons or more and have a stopping distance of several hundred meters. Full autonomy in this space is not only dependent on long-range sensors, but also on advanced and validated software that has to be proved to work at highway speed. This is further complicated by traffic diversions, construction and debris on the freeway, accident sites, traffic cones and other common highway occurrences. Development of fully autonomous trucks is supported by our current LiDARs.

In addition to the application of a fully autonomous truck driving alone, LiDAR sensors can enable a platoon of leader-follower trucks, where the lead vehicle has a human driver, and the follower vehicles are autonomous. For this application, LiDAR sensors are critical in maintaining distance between leader and follower(s). A gap will allow other vehicles to cut-in, disturbing the truck platoon formation. The 3 cm precision our LiDARs bring to range sensing allows a tight platoon to drive at highway speed with safety.

Our Technological Differentiation

Industry Approaches and Their Limitations

The first level of automation that requires sensors beyond radars or cameras is Level 2. Level 2 autonomous vehicles use cameras and radars as the sensors for making actuation decisions for the vehicle (changes in car speed and trajectory). However, the driver is essential to meet functional safety targets. The driver is used as a second observer to the camera and is expected to keep his or her eyes on the road so that he or she can take over in case the car’s driving decision-making system makes an error.

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

Camera-based ADAS systems rely heavily on perception software, as the sensor itself provides 2D data that requires perception algorithms in order to translate the data into a 3D perception model of the road. The ability of cameras to detect range is limited since 2D information does not include a measurement of range. Although range can be deduced from a 2D picture using perception algorithms, that process has limited accuracy. Furthermore, camera performance is limited under low-lighting situations, especially at night, and during sudden exposure to extreme light, and its performance is limited by challenging weather conditions such as rain.

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

Most LiDAR lasers work at either around ~905nm or ~1550nm wavelengths. The choice of wavelength impacts, among other things, the type of laser and optical detector used in the system, which are two of the main components that influence performance, cost and power consumption of the LiDAR. ~1550nm wavelength LiDAR lasers can potentially send stronger light pulses than ~905nm wavelength LiDAR lasers while still maintaining eye-safety limitations and therefore provide longer range measurements than ~905nm lasers, but certain factors prevent them from being as cost or energy efficient as ~905nm wavelength-based systems. Specifically, ~1550nm based systems may use fiber-coupled lasers that are significantly more expensive than the diode lasers used with ~905nm wavelength-based systems. Furthermore, deploying the higher peak optical power used in ~1550nm systems may consume more electrical power than that used by ~905nm systems, which also causes the LiDAR to heat up considerably. This is a critical physical limitation, especially when many new cars are electric cars. Since electrical-to-optical power conversion efficiency is similar at both wavelengths, ~1550nm systems generally require more electrical power than ~905nm systems. The increased power consumption may also lead to a greater burden on the car’s electric power supply (which is an important factor, especially for electric vehicles) and to size and form factor issues, as it takes a larger mechanical design to manage heat dissipation. Larger components are also harder to fit on the outside of the car from a design perspective. In addition, as silicon detectors cannot detect ~1550nm light efficiently, the detectors for a ~1550nm LiDAR often include compounds such as indium gallium arsenide which are more expensive to source and manufacture relative to silicon, which is ubiquitous in ~905nm detectors.

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

InnovizOne, featuring a form factor of 0.5 liters and weight of 0.5 kilograms, is capable of beaming laser signals off obstacles as far as 250 meters away. The signals are then collected in a high sensitivity detector and processed by advanced analog and digital circuits in an ASIC. Each of these is custom designed by us. Each reflection represents a point, or reflection of an individual laser beam. A scanner deflects the laser to scan the field of view (“FOV”). The time-of-flight of each reflection, or point, is measured to yield distance and reflectivity information. The accumulation of all the points in the FOV results in a point-cloud that is transmitted from the LiDAR. Based on the speed of light, the time-of-flight measurement provides an accurate 3D representation of all objects and obstacles in the FOV.

InnovizTwo featuring a unique technology that is distinct from InnovizOne. The primary target market for InnovizTwo is automotive customers as it provides scalability and expansion to offer LiDAR capabilities across different automotive segments, while building on lessons learned and synergistic advantages which Innoviz has gained through its historical creation of products, including InnovizOne.

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

Competitive Strengths

We believe that the following strengths differentiate us from our competitors and will enable us to successfully compete in our target markets to maintain our leadership position.

Cost and energy efficient high performance LiDAR solutions. Tier-1 manufacturers and automakers are extremely sensitive to the cost of any component in the vehicle, and especially to relatively high-priced individual components such as LiDAR sensors. They demand competitive prices and put significant weight on this parameter when deciding on vendors. Because we identified these requirements in the development of our original solution architecture, we chose to use ~905nm wavelength lasers, which work with diode lasers. These are much more affordable than the lasers required by ~1550nm wavelength LiDAR lasers that often include compounds such as indium gallium arsenide, which is more expensive to source and manufacture than the silicon used in ~905nm wavelength lasers. ~905nm wavelength lasers also use less power than ~1550nm lasers. Autonomous vehicles benefit from this lower power consumption because it increases vehicle driving range (primarily in electric vehicles). In addition, ~1550nm lasers generate more heat than ~905nm lasers, which requires a larger size to allow for more heat dissipation. A larger form factor presents design challenges to automakers as consumer vehicles have limited mounting space with good visibility of the vehicle’s surroundings. Accordingly, our ~905nm wavelength laser-based LiDAR solution offers a compelling price point, lower power consumption and a smaller form factor than other market participants, without sacrifice in performance.

Automotive grade development and production. Vehicle components, particularly parts of the autonomous vehicle driving technology system, are required to have a high functional safety grade. Achieving compliance with functional safety standards, such as ISO26262, is a time consuming and labor-intensive process that requires significant cooperation with automotive grade industry participants, such as Tier-1 suppliers and automobile manufacturers. Starting in 2017, we have worked closely with leading Tier-1 suppliers such as Magna and its automaker partner, BMW, to develop a LiDAR solution that meets these stringent requirements. This process has included continuous and extensive product-safety auditing by BMW and Magna, as well as additional review by other leading participants in the industry. As a result of our close work with these partners, we have developed rigorous safety and quality expertise. This gives us a significant advantage over competitors that have focused on technology development without having design wins with major automotive customers such as BMW or partnerships with major automotive Tier-1 suppliers early in their development process. These competitors will be required by consumer automotive OEMs and/or Tier-1 suppliers to undergo automotive-grade certifications that can take up to a few years to achieve, prior to entering the market.

Multiple Tier-1 partners enabling market penetration. OEMs design their future models and vehicles several years in advance and often then freeze the design to produce and deliver the vehicles on time. Therefore, designs for mass-production Level 3 and Level 4 consumer car programs planned for 2026-2028 are expected to be decided during 2024. LiDAR solutions that will be candidates for inclusion in these programs must go through the process of automotive-grade manufacturing and audit by the OEMs and Tier-1 suppliers. We believe that our Tier-1 and OEM tested technology, increases our chances of both winning upcoming OEM Request for Quotes (“RFQs”), and being invited to RFQs given that companies without these market credentials and certifications will not be eligible for inclusion in RFQ tenders.

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

Flexible System Configuration and Powerful Perception Capabilities

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

Growth Strategy

Drive increased adoption through lower cost products. Our entire approach and solution architecture focuses on using ~905nm wavelength lasers, which allow for significantly more affordable solutions than ~1550nm wavelength laser-based LiDARs. We intend to continue to focus on refining our architecture and component engineering in order to produce LiDAR solutions that feature even more attractive pricing than our initial product, the InnovizOne. Our InnovizTwo features costs and pricing that are significantly lower than those of InnovizOne. We believe that high-performance, cost-efficient solutions will drive increased market adoption of our products.

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

Expand partnerships. We believe that our design win with Volkswagen and other automotive manufacturers were enabled by our unique automotive grade product design. We also believe that the discipline and adherence to industry leading safety and manufacturing standards required of us as a Volkswagen supplier and as a Tier-1 direct supplier, can be leveraged to penetrate and partner with other OEM customers. We believe that our existing partnerships with Volkswagen and BMW provide evidence to potential partners and customers of the maturity, robustness, and automotive grade nature of our products, and we intend to pursue partnerships with additional OEMs in order to grow our customer base.

Continue to invest in a strong software suite. Our advanced perception software turns our LiDAR products’ raw point cloud data into perception outputs. The outputs can serve as a standalone, functionally safe perception software, or can be integrated into the vehicle’s existing perception stack at different levels to support various sensor fusion architectures. In addition, our software leverages the rich data derived from Innoviz LiDARs, coupled with proprietary state-of-the-art artificial intelligence-based algorithms, to provide superior scene perception and deliver an automotive-grade ASIL B(D) solution. Our unique perception solution is designed for autonomous driving functionality and therefore is validated in accordance with the highest automotive standards, including data collected from staged scenes and open roads in various road and adverse weather conditions. We intend to continue to develop and refine our perception software for InnovizOne and InnovizTwo, in order to further complement our hardware offerings with advanced AI and machine learning-based classification, detection and tracking features. In addition, Innoviz will continue to collect data and annotate relevant information for the purposes of improved training and validation of our perception suite. Innoviz is also developing an edge-processing electronic control unit (ECU) for the purpose of point cloud processing, primarily for the perception software application.

Develop additional products to better address other LiDAR markets. The main drivers for our revenue growth are our automotive applications for LiDARs in passenger cars, the Level 3 and Level 2+ applications, which are expected to show significant growth in the 2024-30 vehicle model years. However, the products developed for the passenger car segment have equal appeal in multi-LiDAR perimeter sensing uses, such as in robotaxis, shuttles, trucks and delivery robot vehicles, therefore, further to our recently announced operational realignment, our development efforts are focused on the InnovizTwo and further development of the Innoviz360 was postponed. We believe these applications will show a significant rise in sensor consumption because they require multiple units to complete the surround sensing requirements of the completely automated driving machine. As Level 4 platforms such as robotaxis, shuttles, trucks and delivery robots complete development and move to commercial deployment, we believe our LiDARs are well-positioned to capture market share from less robust technologies. The size, look, feel and ease of integration of our products, together with automotive grade robustness for environmental performance quality, make our products especially appealing to the Level 4 segment.

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

•
InnovizTwo —announced in the fourth quarter of 2020, InnovizTwo is a next generation high-performance automotive-grade LiDAR sensor that is currently in development, and engineering samples have been produced for demonstrations and evaluations. InnovizTwo will offer a fully featured solution for all levels of autonomous driving. Featuring a major cost reduction compared to InnovizOne, InnovizTwo also includes improved lasers and detectors that increase range performance at a lower system cost, which is expected to provide a significant performance improvement over InnovizOne. InnovizTwo will also offer the option to integrate the Perception Application (see below) in the LiDAR sensor itself.

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

We are working closely with leading OEMs in Europe, Asia and North America that define Level 2+ and Level 3 programs and consider the adoption of InnovizTwo to such programs, and thereby bring significant additional value to the ADAS+ and autonomous applications.

Other Segments: leveraging our products to win business in all other segments where volumes are lower at present, but where opportunities of scale are likely in the near term. This approach requires a broad presence in the global marketplace, with our business teams participating in direct and channel relationships with potential customers in all segments.

We are in discussions with a number of robotaxi, shuttle, truck and delivery robots customers to incorporate InnovizOne and InnovizTwo into their upcoming builds. The form factor, field-of-view and range of these products is well suited to sensing applications on the perimeter of these Level 4 platforms.

Sales and Marketing

We currently market and sell our LiDAR solutions through a direct sales organization as well as through our distribution channels. Our technology and product focus since inception has been on the automotive OEM opportunity for high performance LiDAR solutions in the autonomous driving industry. This focus has also informed and guided our sales and marketing activities, which led to early contact with OEMs and Tier-1 suppliers, and also led to our sales team acting as a bridge between our research and development team and these partners. Our sales and marketing team continues to focus on expanding our relationships with OEMs and seeks to leverage our existing relationships as well as new commercial agreements, to expand our market to other industries.

Research and Development

We have invested a significant amount of time and expense into research and development of LiDAR-based technologies. Our research and development team is the largest department in the company and, as of December 31, 2023, was comprised of 395 employees. Our ability to maintain a leadership position in the industry depends to a great degree on our ongoing research and development activities. Our research and development team includes engineers and researchers with a diverse range of expertise and diverse levels of experience and academic backgrounds, including holders of B.Sc., M.Sc. and PhD degrees from leading academic institutions. Our research and development activities are largely conducted at our headquarters in Rosh HaAin, Israel.

Creating an automotive-grade, eye-safe and cost efficient ~905nm wavelength LiDAR solution and the accompanying perception software required the efforts of a multi-disciplinary team with expertise spanning optics, lasers, mechanical engineering, micro-electronics, chip design, MEMS design, complex IC packaging, algorithms, neural networks, systems engineering and software architecture and engineering.

Intellectual Property

Our success and competitive advantage depend in part upon our ability to develop and protect our core technology and intellectual property. We own a portfolio of intellectual property, including registered patents, registered trademarks, registered designs, confidential technical information, and expertise in the development of LiDAR technology and software for, among others, autonomous vehicles.

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

As of December 31, 2023, we owned 50 allowed and issued patents and had 130 pending patent applications. The portfolio includes U.S. and foreign patent applications filed in Europe, China, Japan, and Korea. In addition, our company has registered U.S. and foreign trademarks and designs. Our patents and patent applications cover a broad range of system level and component level aspects of our key technology including, among other things, LiDAR systems, laser, scanner, receivers, optical devices, and perception technology.

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

While LiDAR competitors will continue to emerge and recede, we believe that our high-performance LiDARs, strong intellectual property portfolio, software products, and design wins with leading OEMs, have established barriers to those who follow. We expect that our technology and continuing innovation, as well as our longstanding cooperation with leading OEMs, will support our position as a leader in advancing LiDAR technology in the market based on several market differentiators.

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

We have begun manufacturing InnovizOne at Magna’s automotive grade facility in Holly, Michigan to meet increasing demand for our LiDAR product. In this context, please see reference herein to the Magna MOU and the Magna Agreement (as defined herein).

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

Environmental, Social and Governance (ESG) Practices

We are a global company that is focused on creating a positive social impact by promoting the future of mobility and increasing road-traffic safety and welfare, all through the values of excellence, education, creation and innovation. As such, we recognize the importance of creating shared values for our different stakeholders and translating those values into measurable goals in order to guide our long-term success. We also have a responsibility to meet high standards of quality, safety and sustainability as a service provider to the automotive industry.

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

We completed the development of an ESG strategy which guides our long term ESG-related efforts, taking into consideration the expectations of our shareholders as well as our business needs and goals.

We are developing a long-term implementation plan for our ESG strategy, including measurable long-term ESG goals, and are establishing internal processes to monitor and measure the related data. We believe we will be in a position to make significant progress on this implementation plan, including publishing our first ESG report, during 2024.

Regulation

Autonomous vehicles are subject to emerging regulatory frameworks in the United States at the federal and state levels. In general, at both the federal and state level, the United States has supported testing and development of autonomous functionality through open information exchange. For example, in January 2021, NHTSA expanded its AV TEST Initiative from a pilot to a full program, and through this Initiative a variety of stakeholders provide documentation covering specific topics, such as how automated systems detect objects on the road, how information is displayed to drivers, what cybersecurity measures are in place and the methods used to test the design and validation of autonomous driving systems. NHTSA has been utilizing this information to impose additional regulatory obligations on ADAS and autonomous driving systems, and although we do not anticipate any near-term impediments to our technology and products, the situation is an evolving one with some uncertainties and elements beyond our control. Many states in the U.S. have long imposed various requirements on autonomous vehicle development and testing, including operational, registration and financial assurance requirements for certain autonomous vehicle functions and activities. For example, California has been regulating autonomous vehicles in some fashion since 2012 through various restrictions and appears poised to continue to do so, as in December 2022, California introduced new legislation that would prohibit full self-driving marketing claims. It is possible that restrictions at the state level in the U.S. will ease or be removed as the data and experience supporting the safety of autonomous functionality continues to grow, but we cannot predict when or whether that might happen.

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

As vehicles equipped with our sensors are deployed on public roads in the United States, we will increasingly be subject to the legal and regulatory authority of various federal agencies, including NHTSA, which is part of USDOT. Currently, NHTSA’s TREAD reporting process, as well as its strict recall and reporting requirements for any defects related to vehicle safety or any FMVSS non-compliance provide the principal legal framework for identifying and addressing safety issues. Similar reporting and recall requirements may apply in other markets outside of the U.S.

However, the regulatory landscape in the U.S. and elsewhere is an evolving one. To date, NHTSA’s guidance to industry generally has been supportive of AV technology development, testing and implementation. More generally, NHTSA has established six automation principles that will be applied to its oversight of AV development: (1) prioritizing safety; (2) remaining technology neutral; (3) modernizing regulations; (4) encouraging consistent federal and state regulatory environments; (5) providing guidance, research and best practices to government and industry partners; and (6) protecting consumers’ ability to choose conventional and autonomous vehicles. More specifically, NHTSA has been granting exemptions from FMVSS compliance for ADAS-equipped and AVs where it is satisfied that the non-compliance will not impose public safety issues and as a tool for encouraging technology development, testing and innovation. At the same time, NHTSA is actively reviewing other potential regulatory barriers to AV development as it proceeds to promulgate new regulations and to update certain FMVSS to address ambiguities and other issues created by the application of FMVSS to innovative, non-conventional vehicle designs utilized, or anticipated to be utilized, in certain ADAS and autonomous driving vehicles. In 2023, NHTSA promulgated the “Occupant Protection for Vehicles with Automated Driving Systems” final rule to update several FMVSS to account for vehicles that are equipped with ADAS and do not have traditional manual controls associated with human drivers. NHTSA also proposed rules to update FMVSS for crash avoidance, safety messaging and passengerless vehicles as well as jointly proposed a rule with FMCSA regarding AEB test devices for heavy vehicles. NHTSA also announced plans to launch the AV STEP that would remove the 2,500 cap on driverless vehicles allowed on the roadways and expand the program for exemption from FVMSS for ADS-equipped vehicles, but would impose additional data reporting requirements on all vehicles participating in AV STEP.

As noted above, many states have instituted restrictions and requirements for autonomous vehicle technologies. At least 29 states and the District of Columbia have enacted some type of autonomous vehicle regulations, and a number of state governors have also issued executive orders. These efforts largely focus on safety and regulate commercial activity through permitting and reporting regimes.

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

C. Organizational Structure

The legal name of our company is Innoviz Technologies Ltd. and we are organized under the laws of the State of Israel. We have five wholly-owned subsidiaries: Innoviz Technologies Inc., which is incorporated in the United States; Innoviz Technologies GmbH, which is incorporated under the laws of Germany; Innoviz Technologies BY LLC, which is incorporated under the laws of Belarus (“Innoviz Belarus”); Innoviz Software Centre Bucharest S.R.L, which is incorporated under the laws of Romania; and Innoviz Technologies Trading Shanghai Co., Ltd., which is incorporated under the laws of the People’s Republic of China.

During 2022, we shut down our activities in Belarus. We have not had any employees in Belarus since December 31, 2022 and we are in the process of liquidating Innoviz Belarus, which we hope to complete as soon as reasonably possible.

D. Property, Plant and Equipment

Our corporate headquarters are located in Rosh HaAin, Israel, where we currently lease an office with approximately 16,350 square meters pursuant to a lease agreement dated November 1, 2021 (the “Lease Agreement”) (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F for the Year Ended December 31, 2021 filed with the SEC on March 30, 2022). This facility contains engineering, research and development, testing, product, sales and administrative functions. The initial term under the Lease Agreement is for 67 months and expires on January 31, 2028. We have an option under the Lease Agreement to renew the lease for additional 60 months, which will be exercised automatically unless we inform the lessor in advance. We also lease a small office space in Santa Clara, California, pursuant to a lease agreement that is in effect until July 31, 2024, and a small office in Munich, Germany, pursuant to a lease agreement that is in effect until November 15, 2027.

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

Company Overview

We are a leading Tier-1 direct supplier of high-performance, automotive grade LiDAR sensors and perception software that feature technological breakthroughs across core components and bring enhanced vision and superior performance to enable safe autonomous driving at a mass scale. We believe that we provide a complete and comprehensive solution for OEMs and Tier-1 partners that are developing and marketing autonomous driving vehicles to the passenger car and other relevant markets, such as robotaxis, shuttles, delivery vehicles and trucks.

We were founded in 2016 by veterans of Unit 81, the elite technology unit of Israel’s Intelligence Corps, one of the most prestigious multidisciplinary technological units in the IDF. From our founding, our culture drew from Unit 81’s core values of solving sophisticated technological problems through creativity and agile thinking. We have relied on these values to address the needs of autonomous vehicles in a manner that strikes the desired balance between performance and cost. We created a new type of LiDAR sensor from the chip-level up, including a suite of powerful and sophisticated software applications for high-performance computer vision to allow superior perception. Our multidisciplinary team developed an operational MEMS-based (Micro-Electro-Mechanical System) LiDAR prototype, which attracted the attention of leading Tier-1 companies such as Magna and Aptiv PLC as early as 2017. This was followed by a further intensive development and qualification stage, which culminated with our company achieving a design win with BMW in 2018 to power BMW’s Level 3 autonomous platform.

During 2022, we made the major strategic decision to become a Tier-1 direct supplier of LiDAR to the automotive industry. This decision allows us to have direct technical discussions with customers and to improve pricing to automotive OEMs with the goal of continuing to strengthen our position in the automotive market. This strategic decision has already played a significant role in our major OEM program wins since, as discussed below.

In 2022, following more than two years of extensive diligence and qualification, we were selected by Volkswagen as its direct LiDAR supplier for automated vehicles within the Volkswagen brands with our InnovizTwo next generation high-performance automotive-grade LiDAR sensor. Later in 2022, an Asia-based automotive OEM selected us to serve as its direct LiDAR supplier for series production passenger vehicles. BMW and Volkswagen are leaders in deploying new technologies into the automotive industry. We believe that our close cooperation with these OEMs uniquely positions us to make Level 3 autonomous driving a commercial reality.

In 2023, we announced that Volkswagen aims to expand its use of our InnovizTwo LiDAR to its existing light commercial vehicle program. In addition, we announced that we were beginning a B-sample development phase on a new generation of LiDAR for BMW Group. Under the development agreement, we developed B-samples based on our second generation InnovizTwo LiDAR sensor.

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

Our robust software suite enables our ~905nm wavelength laser-based LiDAR architecture to be easily leveraged to provide compelling solutions for Level 2+ through Level 4 (and Level 5 when applicable). This means that we are positioned to penetrate the current market, which is focused primarily on Level 2+ (with some Level 3 production), and to continue to capture and extend our market share to Levels 3 through 5 as the market continues to mature.

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

Key Factors Affecting Innoviz’s Operating Results

We believe that our future performance and success depends to a substantial extent on the following factors, each of which is in turn subject to significant risks and challenges, including those discussed below and in the section of this Annual Report entitled Item 3.D. “Key Information—Risk Factors.”

Market Adoption

We believe that widespread adoption of LiDAR across applications for autonomy is approaching and that we are well-positioned in both automotive and nonautomotive markets to take advantage of this opportunity. Nevertheless, automotive OEMs and their suppliers are just beginning to commercialize autonomous systems that rely on LiDAR technology. Accordingly, we expect the rate of actual adoption and commercialization of LiDAR-based solutions by automotive OEMs and their suppliers to impact our results of operations, including revenue and gross margins, for the foreseeable future. Given the focus of the consumer automotive market on Level 3 and Level 2+ segments, we expect these verticals to grow significantly over the short to medium term, we are aligning our focus and efforts on these segments, specifically via our InnovizTwo product.

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

We also target markets such as robotaxis, shuttles, delivery vehicles and trucks. We believe that LiDAR-based solutions in these emerging markets are still in the pre-commercial development stage and, as a result, our future success also depends on customers in these industries adopting and bringing these solutions to commercial scale.

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

Continued Investment and Innovation

Our unique LiDAR and perception solutions that feature technological breakthroughs across core components and allow us to act as a leading supplier in a competitive market. We believe that our financial performance is significantly dependent on our ability to maintain this position. This in turn will depend on our future research and development investments and our ability to attract and retain highly qualified and experienced research and development personnel. These are necessary to both continue the work required on our current products and future products to full commercialization, and also to identify and respond to rapidly evolving customer requirements, develop and introduce innovative new products and enhance and service existing products. Failure to do this could adversely affect our market position and our revenue, and our research and development investments may not be recovered.

Components of Results of Operations

Revenues

Our revenues derive primarily from sales of LiDAR sensors, critical components and NRE to customers.

Revenue from LiDAR sensors and critical components is recognized at a point in time when the control of the goods is transferred to the customer, generally upon delivery.

NRE to certain customers may require substantive customer acceptance due to performance acceptance criteria that is considered more than a formality. For these services, revenue is recognized at a point in time upon customer acceptance. During the years ended December 31, 2023 and 2022, we recognized revenue related to NRE in the amount of $15.2 million and $0, respectively.

Cost of Revenues

Cost of revenues include the manufacturing cost of LiDAR sensors, which primarily consists of components costs, sub-assembly costs and personnel-related costs, and amounts paid to third-party contract manufacturers and vendors. Cost of revenues also includes depreciation, costs of providing NRE, an allocated portion of overhead, warranty costs, excess and obsolete inventory and shipping costs. We expect cost of revenue to increase in absolute dollars in future periods to the extent revenue increases, however we expect our products’ unit cost to decrease as sales increase thereby leveraging economies of scale achievable due to our business model and higher production efficiencies.

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

We expense R&D costs as incurred until the point that technological feasibility is reached, which for our software products is generally shortly before the products are released to production. We expect that our R&D expenses will continue to be significant for the foreseeable future as we invest in R&D activities to enhance our product portfolio.

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

We expect our sales and marketing expenses to remain relatively flat as we focus our marketing activities in the automotive market.

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

We expect our general and administrative expenses will continue to increase in the near term; however, we expect such increases to occur at a slower pace than in the previous year.

Financial Income, Net

Financial income, net consists primarily of interest on cash and cash equivalents deposited in our bank account, exchange rate differences arising from our ILS denominated lease liabilities under ASC 842, marketable securities remeasurement and private placement warrants remeasurement. The deposits will vary based on cash and cash equivalents, and with market rates. Our marketable securities have an average credit rating of “A” and a maturity of up to three years. We do not intend to invest more than 5% of our investment portfolio in a single security at time of purchase. In addition, financial income, net includes the fluctuation in value due to foreign exchange differences between cash and cash equivalent and monetary assets and liabilities denominated in foreign currency, mainly in ILS and EUR.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this Annual Report for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this Annual Report.

A. Results of Operations

For a discussion of our results of operations for the year ended December 31, 2021, including a year-to-year comparison between the years ended December 31, 2022 and December 31, 2021, as well as a discussion of our liquidity and capital resources for the year ended December 31, 2021, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 9, 2023.

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this Annual Report. The following table sets forth our consolidated results of operations data for the periods presented:

	Year ended December 31,
	2023	2022
	(In thousands, except share and per share data)
Revenues	$20,876	$6,026
Cost of revenues	(32,490)	(14,790)
Gross loss	(11,614)	(8,764)
Operating expenses:
Research and development	92,676	95,107
Sales and marketing	8,777	10,300
General and administrative	19,535	19,178
Total operating expenses	120,988	124,585
Operating loss	(132,602)	(133,349)
Financial income, net	9,790	6,802
Loss before taxes on income	(122,812)	(126,547)
Taxes on income	(642)	(325)
Net loss	$(123,454)	$(126,872)

Basic and diluted net loss per ordinary share	$(0.84)	$(0.94)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	147,480,521	135,224,312

Comparison of the Years Ended December 31, 2023 and 2022

Revenues

	Year ended December 31,		Change	Change
	2023	2022	$	%
	(In thousands)	(In thousands)	(In thousands)
Revenues	$20,876	$6,026	$14,850	246%

Revenues increased by approximately $14.9 million, or 246%, to approximately $20.9 million for the year ended December 31, 2023, from approximately $6.0 million for the year ended December 31, 2022.

The increase in revenues was primarily due to increased sales of NRE, which contributed $15.2 million in revenues during the year ended December 31, 2023 compared to $0.0 million in revenues during the year ended December 31, 2022.

Cost of Revenues and Gross Margin

	Year ended December 31,		Change	Change
	2023	2022	$	%
	(In thousands except percentages)		(In thousands)
Cost of revenues	$32,490	$14,790	$17,700	120%
Gross margin	(56)%	(145)%

Cost of revenues increased by approximately $17.7 million, or 120%, to approximately $32.5 million for the year ended December 31, 2023, from approximately $14.8 million for the year ended December 31, 2022.

The increase in cost of revenues was primarily due to full realization of the production inefficiencies of InnovizOne, excess and obsolete inventory, cost related to sales of NRE, as well as machinery depreciation. Gross margin increased to approximately (56)% for the year ended December 31, 2023, from approximately (145)% for the year ended December 31, 2022, primarily due to sales of NRE during the year ended December 31, 2023.

Operating Expenses

	Year ended December 31,		Change	Change
	2023	2022	$	%
	(In thousands)	(In thousands)	(In thousands)
Research and development	$92,676	$95,107	$(2,431)	(3)%
Sales and marketing	8,777	10,300	(1,523)	(15)%
General and administrative	19,535	19,178	357	2%
Total operating expenses	$120,988	$124,585	$(3,597)	(3)%

Research and Development

Research and development expenses decreased by approximately $2.4 million, or 3%, to approximately $92.7 million for the year ended December 31, 2023, from approximately $95.1 million for the year ended December 31, 2022.

The decrease was primarily attributable to decreases in payroll of $5.0 million (primarily due to allocation of direct costs related to sales of NRE), facilities cost of $1.5 million and depreciation and amortization of $0.4 million. The decrease in research and development expenses was partly offset by increases in third-party software and consulting services of $2.6 million and stock-based compensation of $1.7 million.

Sales and Marketing

Sales and marketing expenses decreased by approximately $1.5 million, or 15%, to approximately $8.8 million for the year ended December 31, 2023, from approximately $10.3 million for the year ended December 31, 2022.

The decrease was primarily attributable to decreases of $0.9 million in stock-based compensation and $0.5 million in marketing expenses.

General and Administrative

General and administrative expenses increased by approximately $0.3 million, or 2%, to approximately $19.5 million for the year ended December 31, 2023, from approximately $19.2 million for the year ended December 31, 2022.

 The increase was primarily attributable to increases in payroll of $0.7 million and stock-based compensation of $0.7 million. The increase was partly offset by decreases in insurance of $0.8 million and depreciation and amortization of $0.3 million.

Financial Income, net

	Year ended December 31		Change	Change
	2023	2022	$	%
	(In thousands)	(In thousands)	(In thousands)
Financial income, net	$9,790	$6,802	$2,988	44%

Financial income, net was approximately $9.8 million for the year ended December 31, 2023, compared to financial income, net of approximately $6.8 million for the year ended December 31, 2022.

The increase was primarily related to bank deposit interest income of $3.7 million and to a gain of $2.0 million related to marketable securities. These increases were partially offset by exchange rate differences of $2.4 million arising from our ILS denominated lease liabilities under ASC 842 (the ILS was devaluated compared to USD during the year ended December 31, 2023) as well as to warrants liability revaluation of $0.4 million.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Risk

Our financial results are reported in USD, and changes in the exchange rate between USD and local currencies in the countries in which we operate (primarily ILS) may affect the results of our operations. In the year ended December 31, 2023, approximately 98% of our revenues were denominated in USD. The USD cost of our operations in countries other than the United States may be negatively influenced by devaluation of the USD against other currencies.

During the year ended December 31, 2023, the value of the USD appreciated against the value of the ILS by approximately 3.1%. Our most significant foreign currency exposures are related to our operations in Israel. We hedge our anticipated exposure by exchanging USD into ILS in amounts sufficient to fund up to three months of operations and monitoring foreign currency exchange rates over time.

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

Our investments in marketable securities are primarily in securities with an average credit rating of “A” and a maturity of up to three years. We do not intend to invest more than 5% of our investment portfolio in a single security at time of purchase.

Other Market Risks

We do not believe that inflation had a material effect on our business, financial conditions or results of operations during the years ended December 31, 2023 and 2022.

B. Liquidity and Capital Resources

Sources of Liquidity

Prior to 2021, we funded our operations primarily from private placements of our convertible preferred shares in an aggregate amount of approximately $260 million. During 2021 and 2022, we funded our operations primarily from the proceeds of the Business Combination of approximately $370 million.

In the third quarter of 2023, we completed an underwritten public offering in which we issued and sold an aggregate of 26,352,878 ordinary shares for proceeds of approximately $61.4 million, net of the underwriting discount and before deducting offering expenses.

As of December 31, 2023, we had approximately $150.2 million in cash and cash equivalents, short term deposits, short term restricted cash and marketable securities. Cash equivalents and marketable securities are invested in accordance with our investment policy.

Cash Flow Summary

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2023	2022
	(In thousands)	(In thousands)
Net cash used in operating activities	$(93,053)	$(93,411)
Net cash provided by investing activities	1,064	125,354
Net cash provided by financing activities	61,856	609
Effect of exchange rate changes on cash, cash equivalents and restricted cash	515	(1,139)
Net increase (decrease) in cash, cash equivalents and restricted cash	$(29,618)	$31,413

Operating Activities

During the year ended December 31, 2023, operating activities used approximately $93.1 million. The primary factors affecting operating cash flows during the year ended December 31, 2023 were the net loss of approximately $123.5 million, impacted by non-cash charges of approximately $30.4 million consisting of stock-based compensation of approximately $22.3 million, depreciation and amortization of approximately $9.2 million, remeasurement of private warrants of approximately $(0.5) million and an increase in working capital of approximately $(0.6) million.

During the year ended December 31, 2022, operating activities used approximately $93.4 million. The primary factors affecting operating cash flows during the year ended December 31, 2022 were the net loss of approximately $126.9 million, impacted by non-cash charges of approximately $33.5 million consisting of stock-based compensation of approximately $19.4 million, depreciation and amortization of approximately $7.5 million and remeasurement of private warrants of approximately $(0.9) million and a decrease in working capital of approximately $7.5 million.

Investing Activities

During the year ended December 31, 2023, cash provided by investing activities was approximately $1.1 million, which primarily resulted from withdrawal of bank deposits of approximately $141.5 million, proceeds from sales and maturities of marketable securities of approximately $83.5 million, partially offset by investment in bank deposits of approximately $165.6 million, investment in marketable securities of approximately $51.7 million and purchases of property, plant, and equipment of approximately $6.6 million.

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

Financing Activities

During the year ended December 31, 2023, cash provided by financing activities was approximately $61.9 million resulting from $61.4 million in net proceeds from underwritten public offering and $0.5 million from the exercise of employee stock options.

During the year ended December 31, 2022, cash provided by financing activities was approximately $0.6 million resulting from the exercise of employee stock options.

Funding Requirements

We expect to continue to invest substantially in our main activities in particular, as we continue research and development activities, commercialization expenses related to product sales, marketing, manufacturing and distribution. As we achieve further commercial success, we may need to obtain additional funding to support our continuing operations. In addition, our financial stability is reviewed by existing and potential customers from time to time and we believe that a stronger cash position provides us additional time to execute our growth strategy and is perceived positively by such customers and may also provide us with higher grading in such customers’ diligence processes. If we are unable to raise capital when and if needed or on attractive terms, we could be forced to delay, reduce or eliminate some of our research and development programs or future commercialization efforts.

As of December 31, 2023, we had cash and cash equivalents, short term restricted cash, short term bank deposits and marketable securities of approximately $150.2 million. We expect those funds to be sufficient to continue to execute our business plan for at least the next 12 months.

We also expect our losses to be similar in future periods as we:

•	expand production capabilities to produce our LiDAR solutions, and accordingly incur costs associated with outsourcing the production of our LiDAR solutions;
•	expand our design, development, installation and servicing capabilities;
•	continue to invest in research and development;
•	increase our test and validation activities as part of our Tier 1 responsibilities;
•	produce an inventory of our LiDAR solutions; and
•	continue to invest in sales and marketing activities and develop our distribution infrastructure.

Because we will incur costs and expenses from these efforts before we receive incremental revenues with respect thereto, losses in future periods will be significant. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.

Off-Balance Sheet Arrangements

Our remaining performance obligations are comprised of application engineering services not yet satisfied. As of December 31, 2023, the aggregate amount of the transaction price allocated to remaining performance obligations was $1.2 million, which we expect to recognize as revenue in future years.

Other than as set forth above, we have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

C. Research and Development, Patents and Licenses, etc.

Research and Development

We have invested a significant amount of time and expense into research and development of LiDAR-based technologies. Our research and development team is the largest department in the company and, as of December 31, 2023, was comprised of 395 employees. Our ability to maintain a leadership position in the industry depends to a great degree on our ongoing research and development activities. Our research and development team includes engineers and researchers with a diverse range of expertise and diverse levels of experience and academic backgrounds, including holders of B.Sc., M.Sc. and PhD degrees from leading academic institutions. Our research and development activities are largely conducted at our headquarters in Rosh HaAin, Israel.

Creating an automotive-grade, eye-safe and cost efficient ~905nm wavelength LiDAR solution and the accompanying perception software required the efforts of a multi-disciplinary team with expertise spanning optics, lasers, mechanical engineering, micro-electronics, chip design, MEMS design, complex IC packaging, algorithms, neural networks, systems engineering and software architecture and engineering.

Intellectual Property

Our success and competitive advantage depend in part upon our ability to develop and protect our core technology and intellectual property. We own a portfolio of intellectual property, including registered patents, registered trademarks, registered designs, confidential technical information, and expertise in the development of LiDAR technology and software for, among others, autonomous vehicles.

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

D. Trend Information

Supply Chain

The supply chain for certain of our components is currently experiencing significant strain due to, among other factors, higher-than-expected demand, capacity constraints, consolidation of suppliers within the industry, and overburdened shippers. As a result, there has been a decrease in availability, an increase in price and an increase in lead times for certain of our product components.

We currently have sufficient component inventory in order to meet the demands of our customers in the near-term. In addition, we are in the process of procuring additional component stock to keep in inventory on a go-forward basis to minimize the effect of supply chain strain on our business in the future.

E. Critical Accounting Policies and Use of Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements during the reporting periods. These items are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience, known trends and events, and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ materially from these estimates under different assumptions or conditions.

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

When we enter into a contract, once the contract is determined to be within the scope of ASC 606, we assess the goods or services promised within the contract and determine those that are performance obligations and assess whether each promised good or service is distinct.

We evaluate each performance obligation to determine if it is satisfied at a point in time or over time.

Inventory Reserves

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

Losses expected to arise from firm non-cancelable commitments for future purchases of inventory are charged to cost of revenues unless the losses are recoverable through firm sales contracts or other means.

Useful Lives of Property, Plant, and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and impairment. The estimated useful lives of property and equipment are determined when those assets are initially recognized and are routinely reviewed for the remaining estimated useful lives. When useful life is reassessed for an asset, the remaining carrying amount of the asset is accounted for prospectively and depreciated over the revised estimated useful life.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Directors

The following table provides information about our directors and executive officers as of March 1, 2024. The address for each of the directors and executive officers is 5 Uri Ariav Street, Building C, Rosh HaAin, Israel 4809202.

Name	Age	Position(s)
Omer Keilaf	44	Chief Executive Officer, Co-Founder and Director
Eldar Cegla	54	Chief Financial Officer
Avishay Moscovici	56	Chief Research & Development Officer
Elad Hofstetter	42	Chief Business Officer
Udy Gal-On	55	Chief Operating Officer
Amichai Steimberg	61	Chairperson of the Board of Directors
Aharon Aharon	69	Director
Dan Falk	79	Director
Stefan Jacoby	66	Director
Ronit Maor	53	Director
James Sheridan	56	Director
Orit Stav	53	Director
Alexander von Witzleben	60	Director

Omer David Keilaf, Chief Executive Officer, Co-Founder and Director

Omer Keilaf is the Co-Founder of our company and has served as our Chief Executive Officer since January 2016. Mr. Keilaf has also served as a member of the board of directors of our company since January 2016. Mr. Keilaf serves as a member of the board of directors of Perception Capital Corp. II (Nasdaq: PCCT) since October 2021. Mr. Keilaf held senior leadership roles at companies including Consumer Physics, Inc., STMicroelectronics N.V. (NYSE: STM) and in an elite technological unit of the Intelligence Corps of the IDF, where he served as the System and Product Team Manager, R&D manager, and Project Manager and System Architecture Manager, respectively. Mr. Keilaf holds a BSc and MSc in Electrical Engineering and an MBA, all from Tel Aviv University, Israel where he has also served as a lecturer.

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

Avishay Moscovici, Chief Research & Development Officer

Avishay Moscovici has served as our Chief Research & Development Officer since February 2024. He previously served as our VP Software Engineering from 2019 to 2024 and as our Director of Software Engineering from 2017 to 2019. Prior to joining Innoviz, Mr. Moscovici served as VP of Research & Development at Rachip Ltd. from 2016 to 2017. Before joining Rachip Ltd., Mr. Moscovici served in a number of roles in Motorola Semiconductor/Freescale Semiconductor Israel from 2000-2016, including Director of Engineering, overseeing its software and hardware activities. Mr. Moscovici holds a BSc and an MSc in Electronic Engineering, and an MBA in Information Systems from Tel-Aviv University, all Magna Cum Laude.

Elad Hofstetter, Chief Business Officer

Elad Hofstetter has served as our Chief Business Officer since September 2023. He previously served as our VP Product Management from 2021 to 2023 and as our Product and Program Manager from 2018 to 2021. Prior to joining Innoviz, Mr. Hofstetter served in a number of roles at LifeBEAM Technologies Ltd., including Engineering Manager from 2017-2018. Before joining LifeBEAM Technologies Ltd., Mr. Hofstetter was a QA investigator in Teva Pharmaceutical Industries Ltd., and a commander and medic in the IDF Commando Unit. Mr. Hofstetter holds a BSc and an MSc in Bio-Medical Engineering from Tel Aviv University, Israel.

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

Amichai Steimberg, Chairperson of the Board of Directors

Amichai Steimberg has served on our board of directors since April 2021 and currently serves as the chairperson of the board of directors. Mr. Steimberg previously served as President and Chief Operating Officer of Orbotech Ltd. from 2013 to 2019, and as chief executive officer of Orbotech Ltd. from 2019 to 2020. Mr. Steimberg is the managing partner of Amplify Operating Partners Ltd. and serves as a board member for several private companies. Mr. Steimberg holds a BSc in Agricultural Economics and Business Administration from the Hebrew University in Jerusalem.

Aharon Aharon, Director

Aharon Aharon has served on our board of directors since April 2021. Since 2021, Mr. Aharon has run and operated C-Perto, a consulting service that he cofounded. He also currently serves on the board of directors of The Tel Aviv Stock Exchange Ltd. as an independent director. From 2017 to 2021, Mr. Aharon served as the Chief Executive Officer of the Israel Innovation Authority (the “IIA”), an independent public entity that operates for the benefit of the Israeli innovation ecosystem and Israeli economy as a whole. Prior to joining the IIA, Mr. Aharon served as the Corporate Vice President of Hardware Technologies and General Manager of Apple Israel from 2011 to 2017. Prior to his time at Apple, Mr. Aharon served as the chief executive officer of Camero, a leading provider of UWB imaging radars, from 2004 to 2010 (when the company was acquired). In addition, Mr. Aharon served as chairperson of the board of directors of Discretix Technologies from 2003 to 2010 (Discretix was acquired by ARM in 2014). From 2001 to 2003, Mr. Aharon was the chief executive officer of Seabridge. Prior to joining Seabridge, Mr. Aharon was the Chief Operating Officer of Zoran, a Silicon Valley-based, leading provider of digital solutions in the digital entertainment and digital imaging market. Mr. Aharon started his professional career at IBM Research and has a BSc in Computer Engineering and a MSc in Electrical Engineering from the Israel Institute of Technology.

Dan Falk, Director

Dan Falk has served on our board of directors since April 2021. Mr. Falk currently serves as a member of the board of directors of the following companies: Nice Ltd. (Nasdaq: NICE) and Evogene (Nasdaq: EVGN). From 1999 to 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank. During the past five years, Mr. Falk served as a member of the board of directors of the following public companies, for which he no longer serves as a director: Attunity Ltd, Orbotech Ltd. (NYSE: KLAC) and Ormat Technologies Inc. (NYSE: ORA). Mr. Falk holds a B.A. degree in Economics and Political Science and a Master’s degree in Business Administration, both from the Hebrew University.

Stefan Jacoby, Director

Stefan Jacoby has served on our board of directors since January 2024. Stefan Jacoby currently serves as a member of the board of directors of McLaren Group, Sion Power Corporation and Openlane Inc. (NYSE:KAR). Mr. Jacoby also serves as a member of the compensation and nomination committee of Openlane Inc. His prior experience includes roles as executive vice-president of General Motors Company, global chief executive officer and president of Volvo Car Corporation, Sweden and chief executive officer and president of Volkswagen Group of America. Mr. Jacoby also holds a degree in business administration from the University of Cologne.

Ronit Maor, Director

Ronit Maor has served on our board of directors since April 2021. Since 2017, Ms. Maor has served as the Chief Financial Officer of Earnix Inc., a leading SaaS company providing an AI-driven pricing, rating and product personalization for insurance and banking customers. Prior to joining Earnix Inc., Ms. Maor was Chief Financial Officer at Pontis, a leading digital customer engagement company, from 2012 until its acquisition by Amdocs in 2016. Prior to her time at Pontis, Ms. Maor was VP Corporate Development at Modu, an Israeli start-up designing unique cellular phones, from 2007 to 2011. Ms. Maor also served as Chief Financial Officer of msystems Ltd., a Nasdaq-listed company, from 1997 until the company was sold to SanDisk in 2006. Ms. Maor has a BSc in Industrial Engineering and Management from Tel Aviv University.

James Sheridan, Director

James Sheridan has served on our board of directors since April 2021. Mr. Sheridan is a senior operating executive with over 25 years of experience and deep experience in the automotive industry. Since 2020, Mr. Sheridan has served as President of Perception Capital Partners. He has experience as both an operating executive (Chief Procurement Officer) and as a leader of the Purchasing Practice at McKinsey. His prior experiences include roles as CPO at Forterra, Senior Expert at McKinsey, CPO at Champion, and a variety of roles with Ford Motor. Jim earned a B.A. from the College of the Holy Cross and MBA from Carnegie Mellon. Mr. Sheridan was appointed by Perception, which is entitled to appoint one director for so long as it beneficially owns at least 50% of the total number of ordinary shares it beneficially owned at the date of the closing of the Business Combination.

Orit Stav, Director

Orit Stav has served on our board of directors since April 2021. Ms. Stav is a seasoned investment manager with 20 years of experience in the technology, venture capital, and private equity sectors. Ms. Stav currently serves as a member of the board of directors of the following companies: Menora Mivtachim Holdings Ltd., Camtek Ltd., Doral Renewable Energy Resources Ltd., Poalim I.B.I. Underwriting & Issuing Ltd., and RavTech Beit Tochna Torani Ltd., a private company. Since 2015, Ms. Stav has served as a Managing Partner at Israel Innovation Partners. Prior to that, she represented Siemens Venture Capital in Israel, and led investments in technology startups. Ms. Stav holds an MBA from Hertfordshire University, UK.

Alexander Von Witzleben, Director

Alexander von Witzleben has served on our board of directors since December 2023. Mr. von Witzleben served in different executive positions in Arbonia AG since 2015 and currently serves as executive chairman of its board and a member of its nomination, compensation and audit committees. In addition, Mr. von Witzleben currently serves as the chairman of the board of directors of Feintool International Holding, AG, chairman of the supervisory board of PVA TePla AG and VERBIO Vereinigte BioEnergie AG, and serves as a board member and supervisory board member for several private companies. Mr. von Witzleben holds a degree in economics and business administration from the University of Passau.

B. Compensation of Directors and Executive Officers

The table below reflects the Company’s compensation costs related to the employment of our five most highly compensated office holders (as defined in Israel’s Companies Law) with respect to the year ended December 31, 2023. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites (such as car and phone), social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company (in USD), as recognized in our financial statements for the year ended December 31, 2023, including compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our directors’ and officers’ liability insurance policy in accordance with applicable law and our Articles.

Name and Principal Position(1)	Salary and benefits(2)	Bonus	Equity-Based Compensation(3)	Total
Omer Keilaf (Chief Executive Officer)	$$432,704	$0	$$2,962,154	$$3,394,858
Oren Buskila (former Chief Research & Development Officer)	$$350,376	$0	$$1,759,057	$$2,109,432
Udy Gal-On (Chief Operating Officer)	$$249,684	$0	$$371,526	$$621,209
Eldar Cegla (Chief Financial Officer)	$$295,554	$0	$$272,703	$$568,256
Avishay Moscovici (Chief Research & Development Officer)	$$231,021	$0	$$213,436	$$444,457

(1)	All Covered Executives were employed on a full time (100%) basis during 2023. Mr. Buskila resigned from his position as Chief Research & Development Officer on February 28, 2024.
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

(3)
Represents the equity-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2023, based on the equity fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 12 to our consolidated financial statements included in this Annual Report.

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

Aggregate Compensation of Office Holders

The aggregate compensation, including stock-based compensation, paid by our company to its executive officers and directors as a group for the year ended December 31, 2023 was approximately $8.3 million (including one executive officer who left the Company during 2023). This amount includes approximately $0.3 million paid for pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefit costs commonly reimbursed or paid by companies in Israel.

As of December 31, 2023, options to purchase 4,181,613 of our ordinary shares granted to our executive officers and directors as a group were outstanding under our equity incentive plans at a weighted average exercise price of $9.84 per ordinary share.

In addition, 1,849,036 RSUs granted to our executive officers and directors, were outstanding under our equity incentive plans as of December 31, 2023.

We pay to each of our non-employee directors an annual cash retainer as follows: chairperson of the board of directors: $77,500; chairperson of the audit committee, compensation committee and nominating, environmental, social and governance committee: $50,000, $45,000 and $42,500, respectively; members of the audit committee, compensation committee and nominating, environmental, social and governance committee: $42,500, $40,000 and $38,750, respectively; and each other non-employee director: $35,000. Such compensation will not be cumulative and the non-employee directors will receive the highest level of compensation to which they are entitled. Additionally, we grant the chairperson of the board of directors an annual grant in a value of up to $300,000, and each of our non-employee directors annual grants in a value of up to $100,000 each. We also reimburse them for expenses arising from their board membership.

Share Option Plans

2016 Share Incentive Plan

Our 2016 Share Incentive Plan (the “2016 Plan”) was adopted by our board of directors on May 23, 2016. The Plan provides for the grant of options to employees, directors, office holders, service providers and consultants of our company and its subsidiaries.

We no longer grant any awards under the 2016 Plan as it was superseded by our 2021 Share Incentive Plan (the “2021 Plan”), although outstanding options previously granted under the 2016 Plan remain governed by the 2016 Plan. As of December 31, 2023, a total of 5,611,673 options to purchase ordinary shares were outstanding under the 2016 Plan, with a weighted average exercise price of $0.83 per ordinary share. Our board of directors, or a duly authorized committee of our board of directors, administers the 2016 Plan.

2021 Share Incentive Plan

In connection with the closing of the Business Combination, we adopted a new share incentive plan, the 2021 Plan, under which we may grant equity-based incentive awards to attract, motivate and retain the talent for which we compete. Following the consummation of the Business Combination, we ceased to grant any awards under the 2016 Plan, though previously granted options under the 2016 Plan remain outstanding and governed by the 2016 Plan. As of December 31, 2023, options to purchase 7,717,763 of our ordinary shares and 11,699,888 RSUs were outstanding under the 2021 Plan.

The maximum number of our ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 19,510,820 shares (together with any shares subject to awards under the 2016 Plan that expire or become un-exercisable without having been exercised), and (ii) an annual increase on the first day of each year beginning in 2022 and ending in and including 2031, equal to the lesser of (A) 5% of the outstanding shares on the last day of the immediately preceding calendar year and (B) such amount as determined by our board of directors if so determined prior to January 1 of a calendar year; provided, however, that no more than 14,000,000 shares in total may be issued upon the exercise of incentive stock options under the 2021 Plan. If permitted by us, ordinary shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan or the 2016 Plan may again be available for issuance under the 2021 Plan. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2021 Plan in its discretion. On January 1, 2024, the number of ordinary shares reserved for the 2021 Plan increased by 8,021,536. The total number of ordinary shares reserved and available for future equity grants under the 2021 Plan, as of February 15, 2024 was 8,334,514.

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

The 2021 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), ordinary shares, restricted shares, restricted share units, performance restricted share units and other stock-based awards. Options granted under the 2021 Plan to our employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code or may be non-qualified stock options.

Clawback Policy

In 2023, we adopted a Clawback Policy in compliance with the SEC rules and Nasdaq listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement.

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

Our directors, other than the Perception Director, are divided among the three classes as follows:

•	the Class I directors are Aharon Aharon, Stefan Jacoby and Orit Stav and their terms expire at our annual general meeting to be held in 2024;

•	the Class II directors are Dan Falk and Ronit Maor and their terms expire at our annual general meeting to be held in 2025; and

•	the Class III directors are Amichai Steimberg, Omer Keilaf and Alexander von Witzleben and their terms expire at our annual general meeting to be held in 2026.

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

Under the following three Nasdaq director independence rules a director is not considered independent: (a) Nasdaq Rule 5605(a)(2)(A), a director is not considered to be independent if he or she also is an executive officer or employee of our company, (b) Nasdaq Rule 5605(a)(2)(B), a director is not considered independent if he or she accepted any compensation from our company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, and (c) Nasdaq Rule 5605(a)(2)(D), a director is not considered to be independent if he or she is a partner in, or a controlling shareholder or an executive officer of, any organization to which our company made, or from which our company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000. Under such definitions, we have seven independent directors.

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

The equity-based compensation under the compensation policy for our executive officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus. Primary objectives include enhancing the alignment between the executive officers’ interests and our long-term interests and those of our shareholders and strengthening the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares, restricted share units and performance share units, in accordance with our share incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods and/or performance milestones in order to promote long-term retention of the awarded executive officers. Equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

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

The charter of the nominating, environmental, social and governance committee is available without charge at https://ir.innoviz.tech.

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

Ms. Sharon Cohen, CPA from Deloitte IL & Co, a firm in the Deloitte Global Network serves as our internal auditor.

D. Employees

We believe that our corporate culture and our relationship with our employees contribute to our success. Our employees are continuously innovating, and our structure rewards productivity. As of December 31, 2023, we had 488 employees.

On January 31, 2024, we announced a strategic realignment of our operations to expand our cash runway and optimize our path towards profitability and free cash flow generation, which included a reduction in the company’s headcount by approximately 13% during the first quarter of 2024.

In regard to our Israeli employees, Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have pension plans that comply with applicable Israeli legal requirements, and we make monthly contributions to severance pay funds for all employees, which cover potential severance pay obligations.

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

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 1, 2024 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days as of March 1, 2024, and restricted share units that shall vest within 60 days of March 1, 2024, to be outstanding and to be beneficially owned by the person holding the options or restricted share units for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 165,839,801 ordinary shares outstanding as of March 1, 2024.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. Unless otherwise noted below, each shareholder’s address is 5 Uri Ariav Street, Building C, Rosh HaAin 4809202, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates since January 1, 2023 is included under Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Name of Beneficial Owner	Number	%
Five Percent or More Holders
Antara Capital LP (1)	18,627,642	11.2%
Citigroup Global Markets Inc. (2)	11,635,265	7.0%
FIFTHDELTA LTD (3)	8,728,403	5.3%

Directors and Executive Officers
Omer Keilaf (4)	4,578,590	2.7%
Eldar Cegla (5)	483,586	*
Elad Hofstetter (6)	108,903	*
Avishay Moscovici (7)	271,375	*
Udy Gal-On (8)	164,441	*
Amichai Steimberg (9)	211,255	*
Aharon Aharon (10)	63,503	*
Dan Falk (10)	63,503	*
Ronit Maor (10)	63,503	*
Orit Stav (10)	63,503	*
James Sheridan (11)	3,186,172	1.9%
Alexander von Witzleben (12)	15,274	*
Stefan Jacoby (13)	10,500	*
All executive officers and directors as a group (13 persons)	9,284,108	5.4%

*	less than 1%
(1)
Based on information reported on Schedule 13G/A filed with the SEC on February 14, 2024 and other information available to the Company, Antara Capital Master Fund LP (“Antara Master Fund”) directly holds 865,900 ordinary shares and options to purchase 6,003,200 ordinary shares. Certain managed accounts for which Antara Capital LP (“Antara Capital”) serves as investment manager (the “Managed Accounts”) directly hold 3,527,850 ordinary shares. In addition, Antara Master Fund directly holds warrants to purchase 8,230,692 ordinary shares at an exercise price of $11.50 per ordinary share, which are presently exercisable, and will expire five years after April 5, 2021 or earlier upon redemption or liquidation. The foregoing amounts do not include 312,296 ordinary shares to be issued to Antara Master Fund upon the satisfaction of certain earn-out conditions. Antara Capital is the investment manager of the Antara Master Fund and the Managed Accounts. Antara Capital GP LLC (“Antara GP”) is the general partner of Antara Capital. Himanshu Gulati (“Mr. Gulati”) is the sole member of Antara GP. Antara Capital, Antara GP and Mr. Gulati may be deemed to beneficially own the securities of the company held directly by Antara Master Fund and the Managed Accounts. The business address of the foregoing persons is 55 Hudson Yards, 47th Floor, Suite C, New York, NY 10001.

(2)
Based on information reported on Schedule 13G filed with the SEC on February 12, 2024, each of Citigroup Global Markets Inc. (“CGM”), Citigroup Financial Products Inc. (“CFP”), Citigroup Global Markets Holdings Inc.(“CGM Holdings”) and Citigroup Inc. (“Citigroup”), has the shared power to vote or direct to vote 11,635,265 ordinary shares and the shared power to dispose or to direct the disposition of 11,635,265 ordinary shares. The business address of each of CGM, CFP, CGM Holdings and Citigroup is, 388 Greenwich Street, New York, NY 10013.

(3)
Based on information reported on Schedule 13G/A filed with the SEC on February 12, 2024, FIFTHDELTA Master Fund Limited (the “Master Fund”), an exempted company incorporated in the Cayman Islands with limited liability, directly holds 8,728,403 ordinary shares. FIFTHDELTA LTD (the “Manager”), a private limited company organized under the laws of England and Wales, serves as investment manager to the Master Fund and has discretionary and voting power over the ordinary shares held by the Master Fund. Accordingly, the Manager may be deemed to be the beneficial owner of 8,728,403 ordinary shares which are held by the Master Fund. The Manager disclaims beneficial ownership of the Shares of the Issuer held by the Master Fund, except to the extent of any pecuniary interest therefrom. The business address of the Manager is 15 Sackville Street, 1st Floor, London W1S 3DJ, United Kingdom and the business address for the Master Fund is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands.

(4)	Consists of 2,772,753 ordinary shares and 1,805,837 ordinary shares issuable upon vesting of RSUs or exercise of options that are exercisable as of or within 60 days of March 1, 2024.
(5)	Consists of 173,863 ordinary shares and 309,723 ordinary shares issuable upon vesting of RSUs or exercise of options that are exercisable as of or within 60 days of March 1, 2024.
(6)	Consists of 18,242 ordinary shares and 90,661 ordinary shares issuable upon vesting of RSUs or exercise of options that are exercisable as of or within 60 days of March 1, 2024.
(7)	Consists of 74,029 ordinary shares and 197,346 ordinary shares issuable upon vesting of RSUs or exercise of options that are exercisable as of or within 60 days of March 1, 2024.
(8)	Consists of 44,304 ordinary shares and 120,137 ordinary shares issuable upon vesting of RSUs or exercise of options that are exercisable within 60 days of March 1, 2024.
(9)	Consists of 83,354 ordinary shares and 127,901 ordinary shares issuable upon vesting of RSUs or exercise of options that are exercisable within 60 days of March 1, 2024.
(10)	Consists of 33,354 ordinary shares and 30,149 ordinary shares issuable upon vesting of RSUs that vest within 60 days of March 1, 2024.
(11)
Consists of 33,354 ordinary shares and 30,149 ordinary shares issuable upon vesting of RSUs that vest within 60 days of March 1, 2024. In addition, Perception Capital Partners, LLC directly holds 75,000 ordinary shares and 3,047,669 warrants to purchase ordinary shares at a price of $11.50 per share. Mr. Sheridan is the Chief Executive Officer of Perception Capital Partners, LLC and may be deemed to be the beneficial owner of the securities held by Perception Capital Partners, LLC.

(12)	Consists of 15,274 ordinary shares issuable upon vesting of RSUs that vest within 60 days of March 1, 2024.
(13)	Consists of 10,500 ordinary shares issuable upon vesting of RSUs that vest within 60 days of March 1, 2024.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2021. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

As a number of our shares are held in book-entry form, we are not aware of the identity of all of our shareholders. As of March 1, 2024, we had 75,464 ordinary shares held by 3 U.S. resident shareholders of record.

B. Related Party Transactions

The following is a description of our related party transactions since January 1, 2023.

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

Put Option Agreement

Concurrently with the execution of the Business Combination Agreement, Innoviz and Antara entered into the Put Option Agreement, pursuant to which Innoviz caused Antara to subscribe for a number of Innoviz ordinary shares in the PIPE with an aggregate equity value equal to $70,000,000. In consideration for entering into the Put Option Agreement, at the Effective Time (as defined in the Put Option Agreement), Innoviz issued to an affiliate of Antara 3,784,753 warrants and 3,002,674 ordinary shares. In addition, Innoviz agreed to issue to an affiliate of Antara 312,296 ordinary shares in the event that earnout shares are issued to Perception.

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

Share Capital

As of December 31, 2023, we had 165,387,098 ordinary shares and 16,231,141 warrants outstanding.

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

In October 2020, Innoviz signed a memorandum of understanding with Magna Electronics Technology, Inc. (the “Magna MOU”) (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-4 (File No. 333-252023) filed with the SEC on January 11, 2021) for high-volume manufacturing of Innoviz LiDARs at Magna’s automotive grade facility in Holly, Michigan. The Magna MOU contemplates Magna’s manufacturing of our LiDAR solution for the BMW program. The MOU has been in effect since October 2020 and has been periodically extended until replaced by the Magna Agreement, as set forth below.

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

In December 2022, Innoviz and Cariad SE executed an electronic nomination agreement (the “eNA”) (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F for the Year Ended December 31, 2022 filed with the SEC on March 9, 2023) pursuant to which Cariad commissioned Innoviz to develop, manufacture and deliver InnovizTwo LiDARs.

Cariad has the right to terminate the eNA under certain circumstances, including (a) if Innoviz does not meet the prerequisites for series production of the products that are the subject matter of the eNA, and (b) if Innoviz enters into insolvency proceedings.

•	Agreement with Magna regarding Manufacturing of InnovizOne for the BMW Program

In December 2023, Innoviz signed an agreement with Magna Electronics Technology, Inc., and Magna Electronics Europe GmbH & Co. OHG (the “Magna Agreement”), addressing the high-volume manufacturing of Innoviz LiDARs at Magna’s automotive grade facility in Holly, Michigan, for the BMW program.

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

Material Israeli Tax Considerations

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us. This section also contains a discussion of material Israeli tax consequences concerning the purchase, ownership and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General corporate tax structure in Israel. Israeli companies are generally subject to corporate income tax. In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years) which reduces the corporate income tax rate from 25% to 24% effective from January 1, 2017, and to 23% effective from January 1, 2018 onwards. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise, a Special Preferred Enterprise, a Benefited Enterprise, a Preferred Technological Enterprise or Special Preferred Technological Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the corporate income tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969. The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We believe that we currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law and the regulations promulgated thereunder provide that an “Industrial Company” is an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from certain government loans, capital gains, dividends and interest and linkage differentials, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

Following are the main tax benefits available to Industrial Companies:

•
Amortization of the cost of purchased patents, rights to use a patent, and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which the Industrial Company began to use them;

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

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures that are unqualified under the conditions above are deductible in equal amounts over three years commencing in the year of the payment of such expenses.

From time to time we may apply to the IIA for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application will be accepted. If we will not be able to deduct research and development expenses during the year of the payment, we will be able to deduct research and development expenses during a period of three years commencing in the year of the payment of such expenses.

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

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations – 0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply), (ii) Israeli resident individuals – 20%, and (iii) non-Israeli residents (individuals and corporations)– 25% or 30%, and subject to a reduced tax rate under the provisions of any applicable double tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority (“ITA”) allowing for such reduced tax rate – 20%).

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011, a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

We do not currently intend to implement the 2011 Amendment.

New tax benefits under the 2017 Amendment that became effective on January 1, 2017. The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technological company satisfying certain conditions will qualify as a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technological Enterprise located in development zone “A”. In addition, a Preferred Technological Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least ILS 200 million, and the sale receives prior approval from the IIA.

The 2017 Amendment further provides that a technology company satisfying certain conditions (group consolidated revenues of at least ILS 10 billion) will qualify as a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technological Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than ILS 500 million will be eligible for these benefits for at least 10 years, subject to certain approvals as specified in the Investment Law.

Dividends distributed to Israeli shareholders by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders—subject to the receipt in advance of a valid certificate from the ITA allowing for such reduced tax rate, or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, will apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4% (in either case, subject to the receipt in advance of a valid certificate from the ITA allowing for such 4% rate or lower treaty tax rate).

We believe that we may be eligible to receive the tax benefits under the 2017 Amendment but there is no assurance that we will meet all the terms and conditions required under the Investment Law that will allow us to enjoy any tax benefits under the Investment Law. It should be noted that the proportion of income that may be considered Preferred Technological Income and enjoy the tax benefits described above should be calculated according to the Nexus Formula, which is based on the proportion as that of qualifying expenditures in the intellectual property compared to overall expenditures.

Taxation of Our Shareholders

Capital gains taxes applicable to non-Israeli resident shareholders. A non-Israeli resident who derives capital gains from the sale of ordinary shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel should be exempt from Israeli tax unless, among other requirements, the ordinary shares were held through a permanent establishment that the non-resident maintains in Israel. If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate income tax rate (23% in 2023), if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who, alone or together with such person’s relatives or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (corporate income tax rate for a corporation (23% in 2023) and a marginal tax rate of up to 47% for an individual in 2023 (excluding surtax as discussed below)) unless contrary provisions in a relevant tax treaty apply. Non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the ordinary shares are deemed to be business income.

Additionally, a sale of ordinary shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under The Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or other disposition of ordinary shares by a shareholder who is a United States resident (for purposes of the treaty) holding the ordinary shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States-Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax, unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In each case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale (i.e., valid withholding tax certificate issued by the ITA, resident certificate or other documentation).

Taxation of non-Israeli shareholders on receipt of dividends. Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid withholding tax certificate from the ITA allowing for a reduced tax rate). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding 12 months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the ordinary shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and, subject to the receipt in advance of a valid withholding tax certificate from the ITA allowing for a reduced tax rate, 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise, a Special Preferred Enterprise, Preferred Technological Enterprise or Special Preferred Technological Enterprise or such lower rate as may be provided in an applicable tax treaty. For example, under the United States Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or Benefited Enterprise, that are paid to a U.S. corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to 10% or more holdings and to our gross income for the previous year (as set forth in the previous sentence) are met. The aforementioned rates under the United States-Israel Tax Treaty would not apply if the dividend income is derived through a permanent establishment of the U.S. resident in Israel. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

A non-Israeli resident who receives dividends from which all taxes due were withheld at source according to applicable provisions of the Ordinance and the regulations promulgated thereunder is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay surtax (as further explained below).

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding ILS 721,560 for 2024, which amount is linked to the annual change in the Israeli consumer price index.

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

We believe we were a PFIC for our taxable year ending December 31, 2023. However, as discussed below, whether we were a PFIC for any given taxable year is based on a complex and factual determination and there is no assurance that the IRS will agree with our determination. Based on the current and anticipated composition of our income, assets and operations, and those of our subsidiaries, we cannot be sure as to whether we will be a PFIC for U.S. federal income tax purposes for our current taxable year or in future taxable years. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. The value of our assets (including unbooked goodwill) for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly.

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

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from us. If we determine we were a PFIC for a given taxable year, we will reasonably endeavor to provide a PFIC Annual Information Statement to a U.S. Holder upon request. There can be no assurance, however, that we will timely provide such information for the current taxable year or subsequent taxable years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election.

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

J. Annual Report to Security Holders

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

Interest Rate Risk

As of December 31, 2023 and 2022, our cash equivalents consisted of interest-bearing short-term deposits and marketable securities. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of interest of the Bank of Israel, and U.S. Federal Reserve interest rates. Due to the short-term nature and the low-risk profile of our interest-bearing accounts, an immediate 10% change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents and short-term restricted bank deposits or on our financial position or results of operations. We are currently exposed to significant market risk related to changes in foreign currency exchange rates; as we pay most of our salaries in ILS and we contract with vendors located in the UK, Europe and Israel. Our operations may be subject to fluctuations in foreign currency exchange rates in the future.

We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2023 and 2022.

Foreign Currency Risk

Our financial results are reported in USD, and changes in the exchange rate between USD and local currencies in the countries in which we operate (primarily the ILS) may affect the results of our operations. In the year ended December 31, 2023, approximately 98% of our revenues were denominated in USD. The USD cost of our operations in countries other than the United States, may be negatively influenced by revaluation of the USD against other currencies.

During the year ended December 31, 2023, the value of the USD appreciated against the value of the ILS by approximately 3.1%. Our most significant foreign currency exposures are related to our operations in Israel. The company hedges its anticipated exposure by exchanging USD into ILS in amounts sufficient to fund up to three months of operations and monitoring foreign currency exchange rates over time.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm as we are an emerging growth company and are exempt from the requirement to provide such a report.

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

The consolidated financial statements of Innoviz Technologies Ltd. as of December 31, 2023 and for the year then ended, appearing in this Annual Report have been audited by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited (“PwC”), an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein. The current address of PwC is 146 Derech Menachem Begin St., Tel Aviv 6492103, Israel.

The consolidated financial statements of Innoviz Technologies Ltd. as of December 31, 2022, and for the two years in the period ended December 31, 2022, appearing in this Annual Report have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“EY”), and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of EY is 144 Menachem Begin Road, Building A, Tel Aviv 6492101, Israel.

The table below sets out the total amount of services rendered to us by PWC and EY for services performed in the years ended December 31, 2023 and 2022, and breaks down these amounts by category of service:

	2023	2022
	(in thousands)
Audit Fees	$508	$909
Audit Related Fees	—	—
Tax Fees	53	25
All Other Fees	—	—
Total	$561	$934

Audit Fees

Audit fees for the years ended December 31, 2023 and 2022 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

Audit Related Fees

None.

Tax Fees

Tax fees for the years ended December 31, 2023 and 2022 were related to ongoing tax advisory, tax compliance and tax planning services.

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

As disclosed in our Report on Form 6-K, filed with the SEC on November 7, 2023, following review and consultation, the audit Committee recommended to the board of directors of the company to dismiss EY and engage PwC as our independent public accounting firm for the fiscal year ending December 31, 2023, and approve the engagement of PwC as our independent public accounting firm. The board of directors subsequently accepted the recommendation of the audit committee and approved the engagement of PwC as our independent public accounting firm for the fiscal year ending December 31, 2023, contingent and effective upon the approval of such engagement by our shareholders. In December 2023, our shareholders approved the engagement of PwC.

We engaged PwC as our new independent registered public accounting firm as of November 7, 2023. During the fiscal years ended December 31, 2022 and 2021 and the subsequent interim period through November 7, 2023, we have not consulted with PwC regarding any of the matters described in Item 16F(a)(2)(i) or Item 16F(a)(2)(ii) of Form 20-F.

As disclosed in our Report on Form 6-K, filed with the SEC on November 7, 2023, the reports of EY on our financial statements for the fiscal years ended December 31, 2022 and December 31, 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits of our financial statements for each of the fiscal years ended December 31, 2022 and December 31, 2021, and during the subsequent interim period through the date of this Annual Report, there were no disagreements with EY on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of EY, would have caused EY to make reference to the matter in their reports on our financial statements, and there were no reportable events as the term is described in Item 16F(a)(1)(v) of Form 20-F.

Prior to the filing of the Form 6-K on November 7, 2023, we delivered a copy of the disclosure in the Form 6-K to EY and requested that a letter addressed to the SEC stating whether or not it agrees with the statements made in response to this disclosure and, if not, stating the respects in which it does not agree. EY responded with a letter dated November 7, 2023, a copy of which is furnished as Exhibit 99.3 to such Form 6-K, stating that EY agrees with the statements set forth therein.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.	Insider Trading Policies

Not applicable.

Item 16K.	Cybersecurity

 Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information from third party entities. Our cybersecurity risk management program includes a cybersecurity incident response plan.

We design and assess our program based on the NIST Cybersecurity Framework (CSF). This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes:

•          Suppliers risk assessments and scan designed to identify cybersecurity risks from third parties to our critical systems, information, products, services, and our broader enterprise or IT environment prior to engagement;

•          an in-house security team principally responsible for managing (i) our cybersecurity risk assessment processes, (ii) our security controls, and (iii) our response to cybersecurity incidents from external entities;

•          the use and risks of external service providers, where appropriate, to assess, test or otherwise assist to minimize and mitigate the risk with aspects of our security controls from external entities;

•          cybersecurity awareness training of our employees, related to risks from external contractors or entities, incident response personnel, and senior management to intervene in case needed;

•          a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents from external entities; and

•          a third-party risk management process for service providers, suppliers, and vendors.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and oversights cybersecurity and other information technology risks. Our board of directors oversees management’s implementation of our cybersecurity risk management program.

The board of directors receives quarterly reports from management on our cybersecurity risks. In addition, management updates the board of directors, as necessary, and the audit committee, where applicable, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

Members of our board of directors receive presentations on cybersecurity topics from Chief Operation Officer, on a quarterly basis, as part of its continuing education on topics that impact public companies.

Our management team, including our Chief Information Security Officer (CISO) and director of IT, are responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team’s experience includes governance and risk compliance (GRC) and enterprise security operations management.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

PART III

Item 17.	Financial Statements

We have provided financial statements pursuant to Item 18.

Item 18.	Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit reports of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, and Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm, are included herein preceding the audited consolidated financial statements.

Item 19.	Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of Innoviz Technologies Ltd.	F-3	333‑265170	3.1	May 24, 2022
2.1	Description of Securities.	20-F	001-40310	2.1	April 21, 2021
4.1†	Form of Director and Officer Indemnification Agreement.	F-4	333-252023	10.12	February 12, 2021
4.2†	Compensation Policy for Directors and Officers.	F-4	333-252023	10.13	February 12, 2021
4.3†	2016 Share Incentive Plan of Innoviz Technologies Ltd.	F-4	333-252023	10.10	January 11, 2021
4.4†	2021 Share Incentive Plan of Innoviz Technologies Ltd.	20-F	001-40310	4.4	March 30, 2022
4.5††	Joint Development and Supply Agreement, dated as of December 4, 2017, by and between Magna Electronics Inc. and Innoviz Technologies Ltd.	F-4	333-252023	10.15	January 11, 2021
4.6††	Statement of Work, dated February 2, 2018, by and between Magna Electronics Europe GmbH & Co. OHG and Innoviz Technologies Ltd.	F-4	333-252023	10.16	January 11, 2021
4.7††	Amendment No. 1 to Statement of Work, dated May 10, 2019, by and between Magna Electronics Europe GmbH & Co. OHG and Innoviz Technologies Ltd.	F-4	333-252023	10.17	January 11, 2021
4.8††	Memorandum of Understanding, dated October 12, 2020, by and between Magna Electronics Technology, Inc. and Innoviz Technologies Ltd.	F-4	333-252023	10.18	January 11, 2021
4.9††	Addendum to Memorandum of Understanding, dated December 8, 2020, by and between Magna Electronics Technology, Inc. and Innoviz Technologies Ltd.	F-4	333-252023	10.19	January 11, 2021
4.10	Warrant Agreement, dated as of April 30, 2020, between Continental Stock Transfer & Trust Company and Collective Growth Corporation.	F-4	333-252023	4.4	January 11, 2021

4.11	Assignment, Assumption and Amendment Agreement, by and among Innoviz Technologies Ltd., Collective Growth Corporation, American Stock Transfer & Trust Company and Continental Stock Transfer & Trust Company.	20-F	001-40310	4.11	April 21, 2021
4.12	Registration Rights Agreement, dated as of December 10, 2020, by and among Innoviz, certain equityholders of Innoviz, certain equityholders of Collective Growth, Perception and Antara Capital.	F-4	333-252023	4.8	January 11, 2021
4.13	Put Option Agreement, dated as of December 10, 2020, by and between Innoviz and Antara Capital.	F-4	333-252023	10.7	January 11, 2021
4.14	Lease Agreement dated as of November 1, 2021 between Innoviz Technologies Ltd. and Mifaley Tahanot Ltd.	20-F	001-40310	4.14	March 30, 2022
4.15	Nomination Agreement dated November 4, 2022 between Innoviz Technologies Ltd. and CARIAD SE.	20-F	001-40310	4.15	March 9, 2023
4.16	Magna Agreement dated December 29, 2023 between Innoviz Technologies Ltd., Magna Electronics Technology, Inc., and Magna Electronics Europe GmbH & Co. OHG.					*
8.1	List of Subsidiaries.					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, independent registered public accounting firm.					*
15.2	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global, independent registered public accounting firm.					*
16.1	Letter, dated November 7, 2023, from Kost Forer Gabbay & Kasierer, a member of EY Global, addressed to the U.S. Securities and Exchange Commission.	6-K	001-40310	99.3	November 7, 2023
97	Clawback Policy.					*
101.INS	XBRL Instance Document.					*
101.SCH	XBRL Taxonomy Extension Schema Document.					*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	XBRL Taxonomy Definition Linkbase Document.					*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					*

*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan or arrangement.
††	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.

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

INNOVIZ TECHNOLOGIES LTD.

Date: March 12, 2024	By:	/s/ Eldar Cegla
Name: Eldar Cegla
Title: Chief Financial Officer

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Innoviz Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Innoviz Technologies Ltd. and its subsidiaries (the “Company”) as of December 31, 2023, and the related consolidated statements of operations, of changes in convertible preferred shares and shareholders' equity and of cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 12, 2024	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company’s auditor since 2023.

Kesselman & Kesselman, 146 Derech Menachem Begin St. Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

INNOVIZ TECHNOLOGIES LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Innoviz Technologies Ltd. and its subsidiaries (the “Company”) as of December 31, 2022, the related consolidated statements of operations, changes in convertible preferred shares and shareholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company’s auditor from 2016 to 2023.
Tel-Aviv, Israel
March 9, 2023

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2023	2022
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$26,283	$55,718
Short-term restricted cash	53	236
Bank deposits	105,750	80,684
Marketable securities	13,335	41,681
Trade receivables, net	7,395	1,762
Inventory	1,868	4,236
Prepaid expenses and other current assets	5,774	3,236

Total current assets	160,458	187,553

LONG-TERM ASSETS:
Marketable securities	4,813	7,840
Restricted deposits	2,623	2,543
Property and equipment, net	25,770	30,489
Operating lease right-of-use assets, net	25,486	26,927
Other long-term assets	84	81

Total long-term assets	58,776	67,880

Total assets	$219,234	$255,433

The accompanying notes are an integral part of the consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2023	2022
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$8,036	$8,367
Deferred revenues	6,949	4,082
Employees and payroll accruals	9,468	8,693
Accrued expenses and other current liabilities	8,743	7,572
Operating lease liabilities	4,034	3,720

Total current liabilities	37,230	32,434

LONG-TERM LIABILITIES:
Deferred revenues	-	61
Operating lease liabilities	28,475	30,201
Warrants liability	240	720

Total long-term liabilities	28,715	30,982

SHAREHOLDERS’ EQUITY:
Ordinary Shares of no-par value: Authorized: 500,000,000 shares as of December 31, 2023 and 2022; Issued and outstanding: 165,387,098 and 136,185,264 shares as of December 31, 2023 and 2022, respectively	-	-
Additional paid-in capital	788,577	703,851
Accumulated deficit	(635,288)	(511,834)

Total shareholders’ equity	153,289	192,017

Total liabilities and shareholders’ equity	$219,234	$255,433

The accompanying notes are an integral part of the consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2023	2022	2021

Revenues	$20,876	$6,026	$5,466

Cost of revenues	(32,490)	(14,790)	(10,488)

Gross loss	(11,614)	(8,764)	(5,022)

Operating expenses:
Research and development	92,676	95,107	93,336
Sales and marketing	8,777	10,300	23,735
General and administrative	19,535	19,178	35,560

Total operating expenses	120,988	124,585	152,631

Operating loss	(132,602)	(133,349)	(157,653)

Financial income, net	9,790	6,802	4,378

Loss before taxes on income	(122,812)	(126,547)	(153,275)
Taxes on income	(642)	(325)	(284)

Net loss	$(123,454)	$(126,872)	$(153,559)

Basic and diluted net loss per ordinary share	$(0.84)	$(0.94)	$(1.54)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	147,480,521	135,224,312	102,859,891

The accompanying notes are an integral part of the consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)

U.S. dollars in thousands (except share and per share data)

	Convertible Preferred Shares
	Convertible Preferred Shares A		Convertible Preferred Shares B		Convertible Preferred Shares B-1		Convertible Preferred Shares C		Convertible Preferred Shares C-1		Total Amount	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount		Number	Amount

Balance as of January 1, 2021	20,418,209	$9,000	15,906,053	$66,348	3,032,940	$12,500	28,216,005	$161,233	2,699,114	$23,734	$272,815	16,948,226	$-	$7,658	$(231,403)	$(223,745)
Issuance of Convertible Preferred Shares C-1	-	-	-	-	-	-	-	-	346,678	-	-	-	-	-	-	-
Conversion of convertible preferred shares (see Note 1c)	(20,418,209)	(9,000)	(15,906,053)	(66,348)	(3,032,940)	(12,500)	(28,216,005)	(161,233)	(3,045,792)	(23,734)	(272,815)	70,618,999	-	272,815	-	272,815
Issuance of ordinary shares in connection with PIPE offering, net of issuance costs (see Note 1c)	-	-	-	-	-	-	-	-	-	-	-	25,952,674	-	164,571	-	164,571
Transactions, net of issuance cost (see Note 1c)	-	-	-	-	-	-	-	-	-	-	-	16,246,454	-	168,596	-	168,596
Reclassification of warrants liability to equity	-	-	-	-	-	-	-	-	-	-	-	-	-	4,436	-	4,436
Exercise of shares options	-	-	-	-	-	-	-	-	-	-	-	1,918,100	-	952	-	952
Vesting of RSUs	-	-	-	-	-	-	-	-	-	-	-	2,413,667	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	64,736	-	64,736
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(153,559)	(153,559)

Balance as of December 31, 2021	-	$-	-	$-	-	$-	-	$-	-	$-	$-	134,098,120	$-	$683,764	$(384,962)	$298,802
Reclassification of warrants liability to equity	-	-	-	-	-	-	-	-	-	-	-	-	-	29	-	29
Exercise of shares options	-	-	-	-	-	-	-	-	-	-	-	957,911	-	608	-	608
Exercise of public warrants	-	-	-	-	-	-	-	-	-	-	-	100	-	1	-	1
Vesting of RSUs	-	-	-	-	-	-	-	-	-	-	-	1,129,133	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	19,449	-	19,449
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(126,872)	(126,872)

Balance as of December 31, 2022	-	$-	-	$-	-	$-	-	$-	-	$-	$-	136,185,264	$-	$703,851	$(511,834)	$192,017
Issuance of ordinary shares, net of issuance costs	-	-	-	-	-	-	-	-	-	-	-	26,352,878	-	61,400	-	61,400
Reclassification of warrants liability to equity	-	-	-	-	-	-	-	-	-	-	-	-	-	8	-	8
Exercise of shares options	-	-	-	-	-	-	-	-	-	-	-	631,970	-	456	-	456
Vesting of RSUs	-	-	-	-	-	-	-	-	-	-	-	2,216,986	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	22,862	-	22,862
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(123,454)	(123,454)
Balance as of December 31, 2023	-	$-	-	$-	-	$-	-	$-	-	$-	$-	165,387,098	$-	$788,577	$(635,288)	$153,289

The accompanying notes are an integral part of the consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2023	2022	2021
Cash Flows from Operating Activities:

Net loss	$(123,454)	$(126,872)	$(153,559)

Adjustments required to reconcile net loss to net cash used in Operating Activities:

Depreciation and amortization	9,192	7,472	3,960
Remeasurement of warrants liability	(472)	(890)	(1,216)
Issuance cost allocated to warrants liability	-	-	1,830
Change in accrued interest on bank deposits	(1,051)	(705)	(436)
Change in marketable securities	(409)	375	104
Share-based compensation	22,320	19,449	64,736
Realization of investment in non-marketable equity securities	-	-	(2,012)
Capital gain, net	-	(44)	-
Foreign exchange loss (gain), net	(470)	1,233	(577)
Change in prepaid expenses and other assets	(782)	(377)	620
Change in trade receivables, net	(5,633)	(1,249)	1,993
Change in inventory	2,368	20	(2,092)
Changes in operating lease assets and liabilities, net	29	6,530	-
Change in trade payables	424	1,082	(1,997)
Change in accrued expenses and other liabilities	2,578	607	3,076
Change in employees and payroll accruals	333	(304)	3,469
Change in deferred revenues	1,974	262	(421)

Net cash used in operating activities	(93,053)	(93,411)	(82,522)

Cash flows from investing activities:

Purchase of property and equipment	(6,579)	(22,567)	(3,784)
Proceeds from sales of property and equipment	-	54	-
Investment in bank deposits	(165,600)	(79,500)	(375,047)
Withdrawal of bank deposits	141,500	230,000	145,000
Investment in restricted deposits	(40)	(2,633)	-
Withdrawal of restricted deposits	-	-	56
Investment in marketable securities	(51,678)	(30,103)	(103,910)
Proceeds from sales and maturities of marketable securities	83,461	30,103	53,910
Proceeds from sale of non-marketable securities	-	-	2,178

Net cash provided by (used in) investing activities	$1,064	$125,354	$(281,597)

The accompanying notes are an integral part of the consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2023	2022	2021
Cash flows from financing activities:

Cash received from Transactions, net of issuance cost	-	-	121,357
Issuance of ordinary shares, net of issuance cost	61,400	-	217,507
Proceeds from exercise of options	456	609	952
Repayment of loans	-	-	(2,638)

Net cash provided by financing activities	61,856	609	337,178

Effect of exchange rate changes on cash, cash equivalents and restricted cash	515	(1,139)	716

Increase (decrease) in cash, cash equivalents and restricted cash	(29,618)	31,413	(26,225)
Cash, cash equivalents and restricted cash at the beginning of the year	55,954	24,541	50,766

Cash, cash equivalents and restricted cash at the end of the year	$26,336	$55,954	$24,541

Supplementary disclosure of cash flows activities:

(1) Cash paid during the year for:

Interest	$-	$-	$94
Income taxes	$703	$128	$237

(2) Non-cash transactions:

Conversion of preferred shares to ordinary shares	$-	$-	$272,815
Purchase of property and equipment	$831	$2,335	$1,433
Reclassification of warrants liability to equity	$8	$29	$4,436
Issuance cost paid in equity	$-	$-	$77,250
Right-of-use assets recognized with corresponding lease liabilities	$868	$30,078	$-

(3) Cash, cash equivalents and restricted cash at the end of the year:

Cash and cash equivalents	$26,283	$55,718	$23,640
Short-term restricted cash	53	236	901

	$26,336	$55,954	$24,541

The accompanying notes are an integral part of the consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: -	GENERAL

a.
Innoviz Technologies Ltd. and its subsidiaries (the “Company” or “Innoviz”) is a Tier-1 direct supplier of high-performance, automotive grade LiDAR sensors and perception solutions that feature technological breakthroughs across core components and bring enhanced vision and superior performance to enable safe autonomous driving at a mass scale. The Company provides a complete and comprehensive solution for OEMs and Tier-1 partners that are developing and marketing autonomous driving vehicles to passenger cars and other relevant markets, such as robotaxis, shuttles, delivery vehicles and trucks. The Company operates as a single operating segment.

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

In addition, on the Closing Date, in connection with the consummation of the Transactions (i) the Company issued Perception Capital Partners LLC (“Perception”) an aggregate of 3,027,747 Company Warrants, (ii) the Company issued Antara Capital Master Fund LP (“Antara”) an aggregate of 3,002,674 Company Ordinary Shares and 3,784,753 Company Warrants and (iii) the Company issued Company’s Management 2,500,000 Ordinary Shares and 3,500,000 options (see also Note 12).

In addition, in the event that the earnout Target is reached during the Earnout Period (both “Target” and “Earnout Period” as defined in the Business Combination Agreement), then: (A) Perception shall also be entitled to receive up to 2,089,882 of additional Company Ordinary Shares, (B) Antara shall also be entitled to receive up to 312,296 of additional Company Ordinary Shares and (C) certain members of the Company’s management shall be entitled to receive up to 1,250,000 of additional Company Ordinary Shares. As of December 31, 2023, the Target was not reached and therefore no additional Company Ordinary Shares have been issued (see also Note 12).

F -  10

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: -	GENERAL (Cont.)

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

d.
As of December 31, 2023, the Company’s principal source of liquidity includes its cash and cash equivalents in the amount of $26,283, bank deposits in the amount of $105,750 and marketable securities in the amount of $18,148, which is sufficient to finance its business plan for at least 12 months from the date these financial statements are issued. As the Company achieves further commercial success, it may need to obtain additional funding to support its continuing operations. If the Company is unable to raise capital when and if needed, it may need to reduce or eliminate some of its research and development programs.

e.
In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of these consolidated financial statements, the war in Israel is ongoing and continues to evolve. The intensity and duration of the war is difficult to predict, as such are the war’s economic implications on the Company’s operational and financial performance. The Company considered the impact of the war and determined that there were no material adverse impacts on the consolidated financial statements, including related significant estimates made by management, for the period ended December 31, 2023.

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

Warrants that meet all the criteria for equity classification are recorded as a component of additional paid-in capital. Warrants that do not meet all the criteria for equity classification, are required to be recorded as liabilities at their initial fair value on the date of issuance and remeasured to fair value through earnings at each balance sheet date thereafter.

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

Conversely, since the public warrants are indexed to the Company’s own share, they qualify for equity classification under ASC Section 815-40.

As of December 31, 2023, 1,465,000 private warrants are no longer held by their initial purchasers or their permitted transferees. As a result, such private warrants have the same terms as the public warrants and were classified to equity. As of December 31, 2023, 453,750 private warrants remain outstanding.

b.	Use of estimates:

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant items subject to such estimates and assumptions include inventory reserves and useful lives of property, plant, and equipment. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

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

Losses expected to arise from firm non-cancelable commitments for future purchases of inventory are charged to cost of revenues unless the losses are recoverable through firm sales contracts or other means.

F -  14

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation and impairment. The estimated useful lives of property and equipment are determined when those assets are initially recognized and are routinely reviewed for the remaining estimated useful lives. When useful life is reassessed for an asset, the remaining carrying amount of the asset is accounted for prospectively and depreciated over the revised estimated useful life. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets, at the following annual rates:

%

Computers and software	33
Office furniture and equipment	20
Machinery and lab equipment	12.5-25
Leasehold improvements	Over the shorter of the related lease period or the useful life of the assets

h.	Impairment of long-lived assets:

Long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” (“ASC 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying value of the asset exceeds the aggregate undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During the years ended December 31, 2023, 2022 and 2021, the Company recorded impairment losses in the amount of $1,997, $362 and $599, respectively.

i.	Revenue recognition:

According to Accounting Standards Codification 606, Revenue from Contracts with Customers, and all the related amendments (“ASC 606”), a performance obligation is a promise to provide a distinct good or service or a series of distinct goods or services. Goods and services that are not distinct are bundled with other goods or services in the contract until a bundle of goods or services that is distinct is created. A good or service promised to a customer is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.

The Company derives its revenues mainly from sales of LiDAR sensors, critical components and application engineering services for its customers. As such, the Company contracts with its customers, may contain the following main performance obligations: (i) sales of LiDAR sensors; (ii) sales of critical components; (iii) application engineering services. The Company evaluates each performance obligation to determine if it is satisfied at a point in time or over time.

F -  15

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue from LiDAR sensors and critical components is recognized at a point in time when the control of the goods is transferred to the customer, generally upon delivery.

Application engineering services to certain customers may require substantive customer acceptance due to performance acceptance criteria that is considered more than a formality. For these services, revenue is recognized at a point in time upon customer acceptance. During the year ended December 31, 2023 the Company recognized revenue at a point in time of $15,225 for application engineering services, after receiving customer acceptance. The Company did not recognize revenue related to application engineering services during the years ended December 31, 2022 and 2021. See additional details for upfront payments for application engineering services below.

The Company capitalizes costs of fulfilling application engineering services contracts, to the extent recoverable, that relate directly to contracts for which revenue recognition has yet to commence. These assets are amortized to cost of revenues consistently with the pattern of the revenue recognition of application engineering services.

The Company applies the practical expedient and does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

For each contract which includes prepayment terms, the Company evaluates whether the contract includes a significant financing component. The Company’s contracts with customer prepayment terms do not include a significant financing component because the primary purpose is not to receive financing from the customers.

The Company’s general terms and conditions for its contracts do not contain a right of return that allows the customer to return products and receive a credit.

Deferred Revenues

Deferred revenues in the Company’s consolidated balance sheets, which represent contract liabilities, include mainly billings in excess of revenues recognized related to product sales and obligations under application engineering service agreements with OEMs and are recognized as revenues when the Company performs its obligations under the contract.

As of December 31, 2023, the Company received upfront payments in total of $6,145 from customers which are expected to be recognized as revenue once the related application engineering services  projects are completed.

During the year ended December 31, 2023, the Company recognized $3,096 that was included in deferred revenues balance at December 31, 2022.

During the year ended December 31, 2022, the Company recognized $136 that was included in deferred revenues balance at December 31, 2021.

F -  16

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Remaining Performance Obligation
The Company’s remaining performance obligations are comprised of application engineering services revenues not yet rendered. As of December 31, 2023, the aggregate amount of the transaction price allocated to remaining performance obligations was $7,339 (out of which, $6,145 is recorded as short-term deferred revenues), which the Company expects to recognize as revenues.

j.	Cost of revenues:

Cost of revenues include the manufacturing cost of LiDAR sensors, which primarily consists of components costs, sub-assembly costs and personnel-related costs, and amounts paid to third-party contract manufacturers and vendors. Cost of revenues also includes depreciation, costs of providing application engineering services (mainly personnel related costs), an allocated portion of overhead, warranty costs, excess and obsolete inventory and shipping costs.

k.	Warranty provision:

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

Changes in the warranty provision, presented in accrued expenses and other current liabilities, was as follow:

	Year ended December 31,
	2023	2022

Balance at the beginning of the year	$330	$60
Warranty provision	361	620
Warranty claims settled	(106)	(350)

Balance at the end of the year	$585	$330

l.	Research and development expenses:

Research and development costs include mainly personnel-related expenses associated with the Company’s engineering personnel responsible for the design, development and testing of its products. Such costs related to software development are included in research and development expense until the technological feasibility is reached, which for the Company’s software products, is generally shortly before the products are released to production. Research and development costs are charged to the consolidated statements of operations as incurred.

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

n.	Leases

The Company applies ASU No. 2016-02, “Leases” Topic 842 (“ASC 842”) for its leases. The Company elected to not recognize a lease liability and a right-of-use (“ROU”) asset for leases with a term of twelve months or less. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities. Lastly, the Company also elected the practical expedient to not separate lease and non-lease components for its leases.

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

For further information on the Company’s leasing activities see Note 6.

F -  18

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Share-based compensation:

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

A Monte-Carlo simulation model was used to determine the grant date fair value of the Company’s Management earn-out shares by simulating the future share price daily up to the expiration date of the award. For each simulation path we determined the value of the award. The grant date fair value of this award is the average of the values determined by each simulation. The simulation was also used to derive the requisite service period (see Note 12d).

p.	Accrued post-employment benefit:

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

Severance pay expenses under Section 14 for the years ended December 31, 2023, 2022 and 2021, amounted to $3,723, $3,586 and $2,891, respectively.

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

r.	Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, marketable securities, bank deposits and restricted deposits.

The majority of the Company’s cash and cash equivalents and short-term bank deposits are invested with major banks in Israel. The Company believes that the financial institutions that hold the Company’s cash deposits are financially sound and, accordingly, bear minimal risk.

Trade receivables of the Company are mainly derived from customers located globally. The Company mitigates its credit risks by performing credit evaluations of its customers’ financial conditions and requires customer advance payments in certain circumstances. The Company generally does not require collateral.

The Company invests in marketable securities with an average credit rating of “A” and a maturity of up to three years. The Company’s investment policy is not to invest more than 5% of its investment portfolio in a single security at time of purchase.

s.	Trade receivables, net:

Trade receivables are recorded at the invoiced amount and do not bear interest. Trade receivables are periodically assessed for allowance for doubtful accounts, which is the Company’s best estimate of the amount of credit losses inherent in its existing accounts receivable. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, the current receivables aging, in addition to current and expected payment patterns. The allowance of doubtful accounts was not material for the periods presented.

F -  20

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Investment in marketable securities:
The Company’s investment in marketable securities consists of corporate and government debentures with quoted OTC market prices. All the Company's marketable securities are stated at fair value as determined by the closing price of each security at balance sheet date. Unrealized gains and losses on these securities are included in financial income, net in the consolidated statements of operations.

u.	Fair value of financial instruments:

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

The carrying values of cash and cash equivalents, short-term and restricted deposits, trade receivables, other current assets, trade payables, employees and payroll accruals and accrued expenses and other current liabilities approximate fair values due to the short-term maturities of these instruments.

The estimated fair value of private warrants has been determined by the Company using available market information and valuation methodologies (see also Note 7). Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

F -  21

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Loss per share:

The Company computes basic loss per share in accordance with ASC Topic 260, “Earnings per Share”, by dividing the net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is computed by considering the potential dilution that could occur upon the exercise of awards granted under share-based compensation plans and equity-classified instruments using the treasury stock method. Impact of liability-classified instruments on diluted loss per share is considered using the if-converted method. Diluted loss per share excludes all dilutive potential ordinary shares if their effect is anti-dilutive.

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

w.	Other comprehensive loss:

The Company has no components of comprehensive loss other than net loss. Thus, comprehensive loss is the same as net loss for the periods presented.

x.	Recently adopted accounting pronouncement:

On January 1, 2023, the Company adopted ASU No. 2016-13 (Topic 326), Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments, which has replaced the previous incurred loss impairment methodology. Under the new guidance an entity is required to recognize an allowance that reflects its current estimate of credit losses expected to be incurred over the life of the financial instrument based on historical experience, current conditions and reasonable and supportable forecasts. The adoption of ASU 2016-13 did not have a material impact on the consolidated financial statements.

y.	Recently issued accounting pronouncements not yet adopted:

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

1.
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the effect that ASU 2023-07 will have on its consolidated financial statements and related disclosures.

2.
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The ASU will be effective for fiscal years beginning after December 15, 2025, and allows adoption on a prospective basis, with a retrospective option. The Company is in the process of assessing the impacts and method of adoption. The Company is currently evaluating the effect that ASU 2023-09 will have on its consolidated financial statements and related disclosures.

NOTE 3: -     INVENTORY

a.	Inventory is comprised of the following:

	December 31,
	2023	2022

Raw materials	$640	$1,053
Work in process	803	2,242
Finished goods	425	941

	$1,868	$4,236

b.	During the years ended December 31, 2023, 2022 and 2021, the Company recorded inventory write offs in the amount of $6,938, $3,166 and $4,359, respectively.

F -  22

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: -	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2023	2022

Government authorities	$997	$1,290
Prepaid expenses	1,500	1,333
Deferred contract costs	3,130	-
Other receivables	147	613

	$5,774	$3,236

NOTE 5: -	PROPERTY AND EQUIPMENT, NET

a.	Property and equipment, net consist of the following:

	December 31,
	2023	2022

Cost:

Computers and software	7,536	6,586
Office furniture and equipment	1,457	1,152
Machinery and lab equipment	15,792	14,970
Leasehold improvements	18,152	17,500

	42,937	40,208

Accumulated depreciation	17,167	9,719

	$25,770	$30,489

b.	Depreciation expenses for the years ended December 31, 2023, 2022 and 2021, amounted to $7,195, $7,110 and $3,361, respectively.

NOTE 6: -	LEASES

The Company has entered into several non-cancelable operating lease agreements, mostly for office spaces.

The Company’s main lease agreement is of an office building located in Rosh Ha’Ayin, Israel (“Premises”). This lease agreement includes a right to use office spaces and related facilities. The lease term is for 67 months, starting from July 1, 2022. However, the Company was given access to the Premises starting from November 2021 in order to allow it to construct leasehold improvements. The Company has an option to renew the lease for additional 60 months, which will be exercised automatically unless the Company informs the lessor in advance. The Company currently estimates it is reasonably certain that it will exercise this option. The lease payments for the Premises are based on an estimation of the Premises' size in square meters taken prior to construction and may be updated according to the agreement of the parties on the measurement of the Premises taken after construction. Payments are adjusted periodically to the Israeli consumer price index (CPI). The ROU asset and lease liability were calculated using the CPI in effect at lease commencement and will not be subsequently adjusted. The company also leases additional office spaces, mainly in Germany.

F -  23

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: -	LEASES (Cont.)

Below is a summary of the Company operating right-of-use assets, net and operating lease liabilities:

	December 31,
	2023	2022
Operating lease right-of-use assets, net	$25,486	$26,927

Operating lease liabilities, current	$4,034	$3,720
Operating lease liabilities, non-current	28,475	30,201

Total operating lease liabilities	$32,509	$33,921

Weighted average remaining lease term (years)	8.90	9.95
Weighted average discount rate of operating leases	4.59%	4.55%

Additional information regarding the Company’s operating leases:

	Year ended December 31,
	2023	2022
Operating lease costs	$3,788	$4,455
Variable lease payments	$274	$13
Short term lease costs	$75	$175
Cash paid for operating leases, net of operating cash flows from lease incentives received	$3,072	$(5,314)

Minimum lease payments over the remaining lease periods as of December 31, 2023, are as follows:

Year ended December 31,
2024	$4,119
2025	4,453
2026	4,456
2027	4,446
2028 and thereafter	21,976

Total undiscounted lease payments	$39,450

Less: interest	6,941

Present value of lease liabilities	$32,509

F -  24

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: -	FAIR VALUE MEASUREMENTS

The below table sets forth the Company’s assets and liabilities that were measured at fair value as of December 31, 2023 by level within the fair value hierarchy:

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$18,148	$-	$18,148

Total financial assets	$-	$18,148	$-	$18,148
Liabilities:
Warrants (1)	$-	$-	$240	$240

Total financial liabilities	$-	$-	$240	$240

The below table sets forth the Company’s assets and liabilities that were measured at fair value as of December 31, 2022 by level within the fair value hierarchy:

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$49,521	$-	$49,521

Total financial assets	$-	$49,521	$-	$49,521
Liabilities:
Warrants (1)	$-	$-	$720	$720

Total financial liabilities	$-	$-	$720	$720

F -  25

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: -	FAIR VALUE MEASUREMENTS (Cont.)
(1)
As part of the Transactions (see Note 1c), the Company assumed a derivative warrants liability related to previously issued private placement warrants in connection with Collective Growth’s initial public offering. The Company utilizes a Black-Scholes option pricing model to estimate the fair value of the private placement warrants which is considered a Level 3 fair value measurement. The warrants are measured at each reporting period, with changes in fair value recognized in financing income, net. The change in the fair value of the derivative private warrants liability for the years ended December 31, 2023, 2022 and 2021 is summarized as follows:

	Year ended December 31,
	2023	2022	2021
Balance at the beginning of the period	$720	$1,639	$-
Private warrants liability assumed in Transactions	-	-	7,291
Change in fair value of warrants liability	(472)	(890)	(1,216)
Reclassification of warrants liability to equity	(8)	(29)	(4,436)
Balance at the end of the year	$240	$720	$1,639

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

	December 31,
	2023	2022
Fair value determined per warrant	$0.53	$1.57
Expected volatility	95%	92.5%
Expected annual dividend yield	0%	0%
Expected term (years)	2.3	3.3
Risk-free rate	4.2%	4.2%

NOTE 8: -	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2023	2022

Warranty provision	$585	$330
Accrued expenses	7,783	6,174
Fixed assets creditors	182	814
Others	193	254

	$8,743	$7,572

F -  26

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: -	COMMITMENTS AND CONTINGENCIES

Legal proceedings:

The Company is currently not part, as plaintiff or defendant, to any legal proceedings that, individually or in the aggregate, are expected by the Company to have a material effect on the Company’s business, financial position, results of operations or cash flows. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. These accruals are reviewed quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a matter.

NOTE 10: -	CONVERTIBLE PREFERRED SHARES

a.
Upon closing of the Transactions, all issued and outstanding Preferred Shares were automatically converted into Ordinary Shares of no-par value. As such, the Company reclassified the preferred shares carrying amount into permanent equity (for further information see Note 1c).

b.
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

F -  27

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: -	CONVERTIBLE PREFERRED SHARES (Cont.)

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

F -  28

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: -	CONVERTIBLE PREFERRED SHARES (Cont.)

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

d.	See Note 11b for reverse share split which occurred on February 17, 2021.

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

F -  29

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: -	SHAREHOLDERS’ EQUITY

a.	Composition of share capital:

	December 31,
	2023		2022
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of Shares		Number of Shares

Ordinary Shares of no-par value (1)	500,000,000	165,387,098	500,000,000	136,185,264

(1)
Ordinary Shares confer upon the holders the right to vote in annual and special meetings of the Company, and to participate in the distribution of the surplus assets of the Company upon liquidation of the Company.

b.
On February 17, 2021, the Company effected a 1-for-1.138974 reverse share split to cause the value of the outstanding legacy ordinary shares immediately prior to the closing of the Transactions to equal $10 per share.

c.
On August 14, 2023 and on September 12, 2023, the Company issued a total of 26,352,878 ordinary shares of no par value, at a public offering price of $2.5 per share, for a total consideration of $61,400, net of underwriting discount and other issuance costs of $4,482.

NOTE 12: -	SHARE-BASED COMPENSATION

a.	Share incentive plans:

In 2016, the Company’s Board of Directors adopted an Employee Shares Incentive Plan (the “2016 Plan”). Under the 2016 Plan, options may be granted to employees, officers, consultants and directors of the Company and its subsidiaries.

The 2016 plan was terminated in 2021, although option awards outstanding as of that date will continue in full force in accordance with the terms under which they were granted.

In 2021, the Company’s Board of Directors adopted a new Share Incentive Plan (the “2021 Plan”). According to the 2021 Plan, share awards, options to purchase shares or Restricted Share Units (RSUs) may be granted to employees, directors, consultants and other service providers of the Company or any affiliate of the Company.

Under the 2021 Plan, as of December 31, 2023, a total of 247,819 shares were still available for future grant. Each option granted under the 2021 Plan expires no later than seven years from the date of grant. The options vest primarily over four years of employment unless the Board of Directors and the Board of Director’s Compensation Committee determines otherwise. Any option which is forfeited or cancelled before expiration becomes available for future grants.

F -  30

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: -	SHARE-BASED COMPENSATION (Cont.)

b.	Options granted:

The fair value of the Company’s share options granted for the years ended December 31, 2023, 2022 and 2021, was estimated using the following weighted average assumptions:

	Year ended December 31,
	2023	2022	2021

Expected term, in years	4.59	4.61	4.40
Expected volatility	67%	66%	64%
Risk-Free interest rate	4.30%-4.55%	1.54%-4.36%	0.48%-1.01%
Expected dividend yield	0%	0%	0%

A summary of option balances as of December 31, 2023, and changes during the year then ended are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2023	14,080,996	$5.24	6.00	$19,724

Granted	474,344	$3.95
Exercised	631,970	$0.72		$1,444
Forfeited	396,135	$5.41
Expired	197,799	$7.38

Outstanding at December 31, 2023	13,329,436	$5.38	5.07	$9,584

Exercisable at December 31, 2023	10,580,281	$5.35	4.97	$8,954

The weighted-average grant date fair value of options granted during the years ended December 31, 2023, 2022 and 2021, was $2.26, $2.35 and $4.75, respectively.

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

F -  31

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: -	SHARE-BASED COMPENSATION (Cont.)

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

c.	RSUs granted:

A summary of RSUs activity for the year ended December 31, 2023, is as follows:

	Number of shares	Weighted average grant date fair value per share

Unvested as of December 31, 2022	7,308,579	$5.95
Granted	7,238,480	$3.83
Vested	2,216,986	$5.78
Forfeited	630,185	$5.06
Unvested as of December 31, 2023	11,699,888	$4.72

F -  32

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: -	SHARE-BASED COMPENSATION (Cont.)

d.	Management earn-out shares:

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
The total share-based compensation expense related to all of the Company’s equity-based awards, which include options and RSUs recognized in the Company’s consolidated statements of operations are as follow:

	Year ended December 31,
	2023	2022	2021

Cost of revenues	$1,587	$174	$-
Research and development	13,690	11,995	25,504
Sales and marketing	1,409	2,300	17,153
General and administrative	5,634	4,980	22,079

	$22,320	$19,449	$64,736

As of December 31, 2023, unrecognized compensation cost related to share options and RSUs was $51,352, which is expected to be recognized over a weighted average period of 2.86 years.

f.	For awards issued for non-employees’ services, see Note 1c.

These awards were accounted for as issuance costs in connection with the Transactions.

F -  33

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: -	TAXES ON INCOME

a.	Corporate tax rates in Israel:

The corporate tax rate in Israel is 23%.

b.	Income taxes of non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

c.	Carryforward tax losses and credits:

As of December 31, 2023, the Company had operating loss carry forwards for Israeli income tax purposes of approximately $544,000 which may be offset indefinitely against future taxable income.

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The principal components of the Company’s deferred tax assets are as follows:

	December 31,
	2023	2022

Deferred tax assets:

Net operating loss carryforward	$125,170	$94,973
Research and development costs carryforward	19,212	18,728
Capital loss carryforward	1,900	90
Inventory provision	1,608	948
Accrued expenses	1,732	727
Property and equipment	1,022	311
Lease liabilities	5,855	6,328
Other	2,419	3,020

Total deferred tax assets	158,918	125,125

Valuation allowance	(152,965)	(118,932)

Deferred tax liabilities:

Right-of-use assets	(5,862)	(6,193)
Other	(91)	-

Total deferred tax liabilities	(5,953)	(6,193)

Net deferred tax	$-	$-

F -  34

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: -	TAXES ON INCOME (Cont.)

Based on the available evidence, management believes that it is more likely than not that certain of its deferred tax assets relating to net operating loss carryforwards and other temporary differences in Israel will not be realized and accordingly a valuation allowance has been provided.

As of December 31, 2023, and 2022, the Company has not provided a deferred tax liability in respect of cumulative undistributed earnings relating to the Company’s foreign subsidiaries, as the Company intends to keep these earnings permanently invested.

e.	Loss before taxes on income is comprised as follows:

	Year ended December 31,
	2023	2022	2021

Domestic (Israel)	$(125,228)	$(127,631)	$(153,091)
Foreign	2,416	1,084	(184)

Loss before taxes on income	$(122,812)	$(126,547)	$(153,275)

f.	Income taxes are comprised as follows:

	Year ended December 31,
	2023	2022	2021

Current	$642	$325	$284

Domestic (Israel)	131	115	232
Foreign	511	210	52

Income taxes	$642	$325	$284

g.	The reconciliation of the tax benefit at the Israeli statutory tax rate to the Company’s income taxes is as follows:

	Year ended December 31,
	2023	2022	2021

Israel tax provision at statutory rate	23.00%	23.00%	23.00%
Non-deductible share-based compensation	(3.87)%	(2.77)%	(2.00)%
Effect of other permanent differences	(0.31)%	0.05%	0.47%
Change in valuation allowance	(27.71)%	(18.70)%	(24.41)%
Issuance costs	6.52%	6.06%	3.68%
Provision to return	0.24%	(8.00)%	(0.77)%
Capital losses	1.47%	-	-
Other adjustments	0.14%	0.10%	(0.16)%

Effective tax rate	(0.52)%	(0.26)%	(0.19)%

F -  35

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: -	TAXES ON INCOME (Cont.)

h.	Tax assessments:

The Company’s tax assessments through 2017 are considered final.

As of December 31, 2023, the tax returns of the Company are still subject to audits by the tax authorities for the tax years 2018 onwards.

i.	Uncertain tax positions:

The Company has reviewed the tax positions taken, or to be taken, in its tax returns for all tax years currently open to examination by a taxing authority. As of December 31, 2023 and 2022, the Company has not recorded any uncertain tax position liability.

NOTE 14: -	BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of the net loss per share for the period presented:

	Year ended December 31,
	2023	2022	2021

Numerator:

Net loss	$(123,454)	$(126,872)	$(153,559)
Preferred share accrued cumulative dividend rights	-	-	(5,044)

Total loss attributable to ordinary shares	$(123,454)	$(126,872)	$(158,603)

Denominator:

	147,480,521	135,224,312	102,859,891

The following potential ordinary shares have been excluded from the calculation of diluted net loss per share for the period presented due to their anti-dilutive effect:

a.	16,231,141 warrants, 2,402,178 sponsors earnout shares, 25,029,324 outstanding options to purchase Ordinary Shares and unvested RSUs as of December 31, 2023.

b.	16,231,141 warrants, 2,402,178 sponsors earnout shares, 21,389,575 outstanding options to purchase Ordinary Shares and unvested RSUs as of December 31, 2022.

c.
16,231,241 warrants, 2,402,178 sponsors earnout shares, 20,147,947 outstanding options to purchase Ordinary Shares and unvested RSUs as of December 31, 2021 (in addition to 70,618,999 underlying the Company’s Preferred Shares that were outstanding prior to April 5, 2021).

F -  36

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15: -	SALE OF NON-MARKETABLE SECURITIES

In November 2021, the Company sold its equity investment in a privately held company with no readily determinable fair value which was accounted for under the measurement alternative pursuant to ASC 320, for $2,178. The Company recognized a profit in the amount of $2,012 in financial income, net.

NOTE 16: -	GEOGRAPHIC AND CUSTOMER INFORMATION

a.	Geographic information:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location where the customers accept delivery of the products and services:

	Year ended December 31,
	2023	2022	2021

Europe, Middle East and Africa (*)	$18,986	$3,225	$2,570
Asia Pacific	394	739	538
North America (**)	1,496	2,062	2,358

	$20,876	$6,026	$5,466

(*)	Includes revenues from Germany in the amount of $18,758, $3,034 and $2,491 in the years ended December 31, 2023, 2022 and 2021, respectively.

(**)	Includes revenues from United States only.

b.	The Company’s long-lived assets (property and equipment, net and operating lease right-of-use assets, net) are located as follows:

	Year ended December 31,
	2023	2022

Israel	$50,318	$56,424
United States	8	50
Germany	909	929
Others	21	13

	$51,256	$57,416

F -  37

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16: -	GEOGRAPHIC AND CUSTOMER INFORMATION (Cont.)

c.	Customers accounted for over 10% of revenues:

For the year ended 2023, Customer A and Customer B accounted for 48% and 47% of revenues, respectively.

For the year ended 2022, Customer B accounted for 77% of revenues.

For the year ended 2021, Customer B accounted for 82% of revenues.

d.	Concentration of credit risk from major customers customers:

As of December 31, 2023, Customer B accounted for approximately 91% of the Company’s trade receivables.

As of December 31, 2022, Customer B accounted for approximately 89% of the Company’s trade receivables.