Form 20-F
period 2024-12-31
Innoviz Technologies Ltd.
filed 2025-03-12
CIK 1835654

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. As of December 31, 2024, the issuer had 169,397,030 ordinary shares outstanding.

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

Yes ☐     No ☒

i

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	60
A. Directors and Senior Management	60
B. Compensation of Directors and Executive Officers	63
C. Board Practices	66
D. Employees	74
E. Share Ownership	75
F. Disclosure of a registrant’s action to recover erroneously awarded compensation	75
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	75
A. Major Shareholders	75
B. Related Party Transactions	76
C. Interests of Experts and Counsel	77
ITEM 8. FINANCIAL INFORMATION	77
A. Consolidated Statements and Other Financial Information	77
B. Significant Changes	78
ITEM 9. THE OFFER AND LISTING	78
A. Offer and Listing Details	78
B. Plan of Distribution	78
C. Markets	78
D. Selling Shareholders	78
E. Dilution	78
F. Expenses of the Issue	78
ITEM 10. ADDITIONAL INFORMATION	78
A. Share Capital	78
B. Memorandum and Articles of Association	79
C. Material Contracts	79
D. Exchange Controls	81
E. Taxation	81
F. Dividends and Paying Agents	92
G. Statement by Experts	92
H. Documents on Display	92
I. Subsidiary Information	92
J. Annual Report to Security Holders	92

ii

iii

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report may constitute “forward-looking statements” for purposes of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates and Innoviz’s projected future results. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “strategy”, “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “will be,” “will continue,” “is likely,” “will likely result,” “contemplate,” “possible,” or similar words. Statements regarding our future results of operations and financial position, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, are forward-looking statements.

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

•	there are significant risks to providing our products as a direct supplier to customers, including additional operating costs, increased liabilities, and additional indemnification responsibilities;

•
we expect to invest substantially in research and development for the purpose of developing and commercializing new products. These investments could significantly reduce our profitability or increase our losses and may not generate revenue for us;

•
we will likely need to obtain additional funds in the future in order to execute our business plan and these funds may not be available to us when we need them, which could negatively affect our business, prospects, financial condition and operating results;

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

•	designing and manufacturing LiDARs on a mass-production scale requires meeting stringent quality requirements and we may face significant challenges and complexities in this process;

•	our transition to production with a contract manufacturer and our ramp-up towards mass production may encounter significant challenges, which could delay commercialization and increase costs;

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

•
the first vehicles deploying our LiDAR technology and software became commercially available to end users in 2024. If any vehicles deploying our LiDAR technology and software are involved in traffic accidents or collisions actually or allegedly resulting from undetected defects, errors, or bugs in our products, or if our products actually or allegedly fail to perform as expected, we may be exposed to product liability, warranty and other claims, in addition to a decline in the market adoption of our products, damage to our reputation with current or prospective customers, or increased regulatory scrutiny of our solutions which would adversely affect our operating costs, business and prospects;

•	our failure to maintain compliance with Nasdaq’s continued listing requirements could result in the delisting of our ordinary shares;

•	we operate in a highly competitive market against a large number of both established competitors and new market entrants, and some market participants have substantially greater resources than we do;

•	we may be subject to securities litigation, class action and derivative lawsuits, which could result in substantial costs and could divert management attention away from other business concerns; and

•	the other matters described in the section entitled Item 3.D. “Key Information—Risk Factors” beginning on page 4.

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

•
There are significant risks to providing our products as a direct supplier to customers, including additional operating costs, increased liabilities, and additional indemnification responsibilities, in each case.

•
We expect to invest substantially in research and development for the purpose of developing and commercializing new products. These investments could significantly reduce our profitability or increase our losses and may not generate revenue for us.

•
We will likely need to obtain additional funds in the future in order to execute our business plan and these funds may not be available to us when we need them, which could negatively affect our business, prospects, financial condition and operating results.

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

•	Our transition to production with a contract manufacturer and our ramp-up towards mass production may encounter significant challenges, which could delay commercialization and increase costs.

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

•
The first vehicles deploying our LiDAR technology and software became commercially available to end users in 2024. If any vehicles deploying our LiDAR technology and software are involved in traffic accidents or collisions actually or allegedly resulting from undetected defects, errors, or bugs in our products, or if our products actually or allegedly fail to perform as expected, we may be exposed to product liability, warranty and other claims, in addition to a decline in the market adoption of our products, damage to our reputation with current or prospective customers, or increased regulatory scrutiny of our solutions which would adversely affect our operating costs, business and prospects.

•	Our failure to maintain compliance with Nasdaq’s continued listing requirements could result in the delisting of our ordinary shares.

•	We operate in a highly competitive market against a large number of both established competitors and new market entrants, and some market participants have substantially greater resources than we do.

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

•	The market price and trading volume of our ordinary shares and warrants may be volatile and could decline significantly.

•	We expect our results of operations to fluctuate on a quarterly and annual basis, which could cause the price of our ordinary shares and warrants to fluctuate or decline.

•	We may be subject to securities litigation, class action and derivative lawsuits, which could result in substantial costs and could divert management attention away from other business concerns.

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

There are significant risks to providing our products as a direct supplier to customers, including additional operating costs, increased liabilities, and additional indemnification responsibilities.

We are leveraging our in-house knowledge developed via our engagement and development history, to approach and to supply customers directly. This approach means entering into direct agreements with customers and not having a Tier-1 “middleman” to take on some of the risks involved in such long-term engagements. These risks include the responsibilities associated with interacting directly with customers on complex tasks such as full design validation, direct customer support and vehicle integration. Each of these responsibilities includes additional operating costs, increased liabilities, and additional indemnification responsibilities. In addition, conflicts may arise when we compete with our existing customers for business as a Tier-1 supplier and this competition may adversely affect our existing business relationships with these other Tier-1s. Furthermore, as a Tier-1 supplier we are competing directly with more-established Tier-1s that have existing agreements and relationships with the automotive OEMs, which may provide them certain advantages as compared to us.

We expect to invest substantially in research and development for the purpose of developing and commercializing new products. These investments could significantly reduce our profitability or increase our losses and may not generate revenue for us.

Our future growth depends on maintaining our technological leadership in order to introduce new products that penetrate new markets and achieve market acceptance. We therefore plan to incur substantial research and development costs as part of our efforts to design, develop, manufacture, and commercialize new products and enhance existing products. Our research and development expenses were approximately $73.8 million, $92.7 million and $95.1 million during the years ended December 31, 2024, 2023 and 2022, respectively. Future research and development expenses may adversely affect the future results of our operations. In addition, our research and development program may not produce successful results, and even if it does successfully produce new products, those products may not achieve market acceptance, create additional revenue or become profitable.

We will likely need to obtain additional funds in the future in order to execute our business plan and these funds may not be available to us when we need them, which could negatively affect our business, prospects, financial condition and operating results.

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

We may not be able to timely secure additional financing (which may be in form of debt or equity and may be a strategic investment) on favorable terms, or at all. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing shareholders could experience significant dilution. In addition, any debt financing obtained by us in the future, whether in the form of a credit facility or otherwise, could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Further, downgrades by Moody’s, S&P and Fitch Rating agencies of the credit rating of Israel, as well as the downgrade by some of the agencies of their outlook rating from “stable” to “negative”, may also make it more difficult for us to obtain additional capital in the future. If we are unable to obtain adequate financing or to obtain financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited. In addition, because our decision to issue debt or equity in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts.

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

Historically, our business was substantially dependent on our design win with BMW. We are the supplier of LiDAR technology and software technology to the BMW Level 3 program (“BMW L3 Program”), through our Tier-1 partner, Magna. Our business is substantially dependent on our design wins with Cariad SE for the Volkswagen brands (“Volkswagen”) and our recently announced partnership with Mobileye Vision Technologies Ltd. (“Mobileye”).

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

In 2023, Magna began the series-production manufacturing of our LiDARs in connection with the BMW L3 Program. We expect in the future to begin manufacturing LiDARs on a mass-production scale in connection with our other design win programs. The design and manufacturing of LiDARs on a mass-production scale requires us to meet stringent quality requirements and obtain various certifications. To date, we have not manufactured LiDARs on a mass-production scale in connection with any of our programs, and we expect to face significant challenges and complexities which we will need to resolve expeditiously while continuing to develop new products. For example, since manufacturing LiDARs requires investing significant capital expense in complex and unique machinery, unexpected malfunctions of such machinery could affect our operational efficiency and may result in loss of production equipment. In addition, we may face various unexpected operational risks such as damage to production facilities, delays, environmental damage, and potential legal liabilities. As a result of these challenges and risks, we may not be able to manufacture LiDARs on a mass-production scale without delays or unexpected costs, among other factors, which could adversely affect our business.

Our transition to production with a contract manufacturer and our ramp-up towards mass production may encounter significant challenges, which could delay commercialization and increase costs.

We are transitioning from producing our InnovizTwo samples in-house to manufacturing samples with our contract manufacturer as we prepare for mass production. This transition presents several risks, including the need to validate production lines and achieve consistent quality and yield at scale. Significant delays or inefficiencies in this process could impact our ability to meet customer requirements, including timelines. The production of LiDAR sensors requires stringent quality control and manufacturing expertise. If our contract manufacturer encounters difficulties, we may experience quality issues, increased scrap rates, or delays in meeting our customers’ milestones and requirements. Additionally, as we ramp-up towards mass production, we may face unforeseen technical challenges, supply chain constraints, yield issues, or manufacturing process refinements that could extend the timeline to achieving stable, high-yield production. Reaching full manufacturing maturity—where production is optimized for cost efficiency, reliability, and scalability—can take longer than anticipated. If we are unable to transition effectively to mass production, or if we encounter prolonged challenges in achieving manufacturing maturity, our ability to fulfill customer demand, meet revenue targets, and establish a competitive cost structure could be adversely affected. Any disruption in this transition could delay commercialization, increase our costs, and could negatively impact our business, financial condition, and market position.

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

While our LiDAR-based solutions are applied to different use cases across end markets, we have been and expect to continue to be focused on automotive applications. Despite the fact that the automotive industry has engaged in considerable effort to research and test LiDAR products for advanced driver assistance systems (“ADAS”) and autonomous driving applications, there is no guarantee that the automotive industry will continue to introduce LiDAR products in commercially available vehicles in the near future. LiDAR products are still relatively new to the market, and it is possible that other sensor technologies and devices, based on new or existing technology or a combination of technologies, will achieve acceptance or leadership in the ADAS and autonomous driving industries. Even if LiDAR products are used in initial generations of autonomous driving or ADAS technology, we cannot guarantee that LiDAR products will be designed into or included in subsequent generations of such commercialized technology. The speed of market growth for ADAS or autonomous vehicles is difficult, if not impossible, to predict, and it is more difficult to predict such market’s future growth in light of the economic consequences of, among other things, changes in inflation and interest rates in the U.S. and globally, the conflicts in the Middle East and the Ukraine-Russia war. In addition, to the extent that the market for autonomous vehicles develops successfully, we expect that there will be increasing competition from providers of sensing technology based on LiDAR and other modalities. If commercialization of LiDAR products is not successful, or not as successful as we expect or the market expects, our business, results of operations and financial condition will be materially and adversely affected. If other sensing modalities are to be preferred over our LiDAR product by either developers of autonomous driving systems or ADAS, OEMs, regulators, safety organizations or other market participants by the time autonomous vehicle technology achieves mass market adoption, our business, results of operations and financial condition will be materially and adversely affected.

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

We have arrangements with strategic, development and supply partners and collaborators. Some of these arrangements are evidenced by memorandums of understandings, term sheets, letters of intent, early-stage agreements that are used for design and development purposes that will require renegotiation at later stages of development or replacement by production or master agreements under separately negotiated statements of work, each of which could be terminated or may not materialize into next-stage contracts or long-term contract partnership arrangements. If these arrangements are terminated or if we are unable to enter into next-stage contracts or long-term operational contracts, our business, prospects, financial condition and operating results may be materially and adversely affected.

Adoption of LiDAR for other emerging markets may not occur or may occur much more slowly than we anticipate, which would adversely affect our business and prospects.

We are investing in and pursuing market opportunities outside of passenger cars and the light commercial vehicle markets, such as trucking, robotaxis, delivery vehicles and shuttles. Each of these markets presents distinct risks and, in many cases, requires us to address the particular requirements of that market.

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

The first vehicles deploying our LiDAR technology and software became commercially available to end users in 2024. If any vehicles deploying our LiDAR technology and software are involved in traffic accidents or collisions actually or allegedly resulting from undetected defects, errors, or bugs in our products, or if our products actually or allegedly fail to perform as expected, we may be exposed to product liability, warranty and other claims, in addition to a decline in the market adoption of our products, damage to our reputation with current or prospective customers, or increased regulatory scrutiny of our solutions which would adversely affect our operating costs, business and prospects.

Our products are technologically complex and require high standards to manufacture and may, from time to time, have, or could be alleged to have, undetected errors or defects. As the first vehicles deploying our LiDAR technology and software became commercially available to end users in 2024, some errors or defects in our products could be, despite rigorous testing and stringent manufacturing standards, initially undetected and discovered only after they have commercialized and deployed by customers, which could result in serious injury, including fatalities, to the end users or those in the surrounding area; our customers not being able to commercialize technology incorporating our products; litigation against us; negative publicity; and other consequences. These risks are particularly prevalent in the highly competitive autonomous driving and ADAS markets. In accordance with customary practice in the automotive industry, we provide our customer with a time-limited warranty for our products. Currently, none such errors or defects have been detected, however, if such errors or defects occur in the future and within the respective warranty period, we may incur significant additional development costs, repair or replacement costs. Such problems may also result in claims against us, including class actions, by our customers or by third parties, and in some cases, may even lead to product recall and additional costs associated with such processes. Our reputation or brand may be damaged as a result of these problems and customers may be reluctant to buy our products, which could adversely affect our ability to retain existing customers and attract new customers and could adversely affect our financial results.

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

We operate in a highly competitive market against a large number of both established competitors and new market entrants, and some market participants have substantially greater resources than we do.

The markets for sensing technology applicable to autonomous solutions across numerous industries are highly competitive. Our future success will depend on our ability to lead by continuing to develop and protect from infringement advanced LiDAR technology in a timely manner, and to stay ahead of existing and new competitors. Our competitors are numerous and they compete with us directly by offering LiDAR products, and indirectly by attempting to solve some of the same challenges with different technology. We face competition from other developers of LiDAR products, Tier-1 suppliers and other technology and automotive supply companies, some of which have significantly greater resources than we do. Our competitors include, among others: Valeo SA, Hesai, Aeva, Robosense, Seyond (ex-Innovusion), Luminar and Cepton (acquired by Koito). In the automotive market, some of our competitors have commercialized non-LiDAR-based ADAS technology which has achieved market adoption, strong brand recognition and may continue to improve these and additional technologies, further enhancing their brand recognition and standing. Other competitors are working towards commercializing autonomous driving technology and either by themselves, or with a publicly announced partner, have substantial financial, marketing, research and development and other resources. Some of our customers in the autonomous vehicle and ADAS markets have announced development efforts or made acquisitions directed at creating their own LiDAR-based or other sensing technologies, which would compete with our solutions. We do not know how close these competitors are to commercializing autonomous driving systems or novel ADAS applications. Additionally, increased competition may result in pricing pressure and reduced margins and may impede our ability to increase the sales of our products or may cause us to lose market share, either of which will adversely affect our business, results of operations and financial condition.

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

Because we do not have a long history of operating at our present scale, our effective tax rate may fluctuate in the future. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under U.S. GAAP, changes in the composition of earnings in countries with differing tax rates, changes in deferred tax assets and liabilities, or changes in tax laws.

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

On January 31, 2024, we announced a strategic realignment of our operations to expand our cash runway and optimize our path towards profitability and free cash flow generation, which included a reduction in the company’s headcount by approximately 13% during the first quarter of 2024. Additionally, the workforce reduction may make it more difficult to preserve our company organizational culture and may negatively impact employees’ morale.

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

We report our financial results in U.S. dollars. We collect our revenue primarily in U.S. dollars. A portion of the cost of revenue, research and development, sales and marketing and general and administrative expenses of our Israeli operations are incurred in ILS. As a result, we are exposed to exchange rate risks that may materially and adversely affect our financial results. If ILS appreciates against the USD or if the value of ILS declines against the USD at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of ILS, then the USD cost of our operations in Israel would increase and our results of operations could be materially and adversely affected. Our Israeli operations also could be materially and adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation in Israel or the rate of appreciation (if any) of ILS against the USD. The Israeli annual rate of inflation amounted to 3.2%, 3.0%, and 5.3% for the years ended December 31, 2024, 2023 and 2022, respectively. The value of the USD appreciated against the value of the ILS by approximately 0.6%, 3.1% and 13.2% in 2024, 2023 and 2022, respectively.

We rely on third-party suppliers and are susceptible to supply shortages, long lead times for components and supply changes, any of which could disrupt our supply chain and could delay deliveries of our products to customers.

Some of the components that go into the manufacture of our solutions are sourced from third-party suppliers. Some of the key components used to manufacture our products come from limited or single source suppliers. We are therefore subject to the risk of shortages and long lead times in the supply of these components and the risks that our suppliers discontinue or modify components used in our products. Other global events, including political events and trade-related trends may also disrupt our supply chain and operations. For example, the Houthi movement, a terrorist group in Yemen that is limiting the movement of marine vessels traversing the Red Sea, has led to delays in shipping and to increased shipping and transport costs. These or other events may delay our future production, including our ability to timely set up a production line in Asia, which may require us to find alternative location for our production line due to such instabilities. In addition, our products depend on external semi-conductor foundries. Any disruptions to those foundries could materially and adversely affect our ability to manufacture our solutions. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantities and delivery schedules. We have in the past experienced and may in the future experience component shortages and price fluctuations of certain key components and materials, and the predictability of the availability and pricing of these components may be limited. In the event of a component shortage, supply interruption or material pricing change from suppliers of these components, we may not be able to develop alternate sources in a timely manner or at all in the case of sole or limited sources. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, could adversely affect our relationships with our customers and could cause delays in shipment of our products and adversely affect our operating results. In addition, increased component costs could result in lower gross margins. Even where we are able to pass increased component costs along to our customers, there may be a lapse of time before we are able to do so, such that we must absorb the increased cost. If we are unable to buy these components in quantities sufficient to meet our requirements on a timely basis, we will not be able to deliver products to our customers, which may result in loss of revenues, or such customers using competitors’ products instead of ours.

Our sales and operations in international markets expose us to operational, financial and regulatory risks.

International sales comprise a significant amount of our overall revenue. Sales to international customers accounted for approximately 91.2%, 99.6% and 98% of our revenue in the years ended December 31, 2024, 2023 and 2022, respectively. We are committed to growing our international sales and, while we have committed resources to expanding our international operations and sales channels, these efforts may not be successful. International operations are subject to a number of other risks, including:

•	exchange rate fluctuations;

•	political and economic instability, international terrorism and anti-Israeli sentiment, such as the war and hostilities between Israel, Hamas, Hezbollah, the Houthi movement and Iran;

•	global or regional health crises;

•	potential for violations of anti-corruption laws and regulations, such as those related to bribery and fraud;

•	preference for locally branded products, and laws and business practices favoring local competition;

•	potential complexities of operating in China with increased data collection regulations, and government-mandates which are subject to change per unprecedented regulation;

•	increased difficulty in managing inventory;

•	delayed revenue recognition;

•	less effective protection of intellectual property;

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

Protecting against the unauthorized use of our intellectual property, products and other proprietary rights is expensive and difficult, particularly internationally. We believe that our patents are foundational, and we intend to enforce the intellectual property portfolio we have built. Unauthorized parties may attempt to copy or reverse engineer our solutions or certain aspects of our solutions that we consider proprietary. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to prevent unauthorized parties from copying or reverse engineering our solutions, to determine the validity and scope of the proprietary rights of others or to block the importation of infringing products from one patent jurisdiction into another jurisdiction.

Effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our products are available, and competitors based in other countries may sell infringing products in one or more markets. An inability to adequately protect and enforce our intellectual property and other proprietary rights or an inability to prevent authorized parties from copying or reverse engineering our LiDAR solutions or certain aspects of our solutions that we consider proprietary could seriously adversely affect our business, operating results, financial condition and prospects.

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

We also rely on our trade secret policy, related employee training, and on physical and electronic security measures to protect our proprietary information, but we cannot provide assurance that these security measures will not be breached or provide adequate protection for our property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property rights.

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

Since we operate on a global basis, we must continually monitor applicable laws and regulations and engage in an ongoing compliance process to ensure that we and our suppliers comply in all material respects with the applicable laws and regulations. If there is an unanticipated or onerous new legislation or regulation that significantly impacts our use or marketing of various components or requires more expensive components, such legislation or regulation could materially and adversely affect our business, results of operations and financial condition.

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

In the United States at the federal government level, regulation of ADAS and autonomous driving falls primarily within the purview of the National Highway Traffic Safety Administration (“NHTSA”) of the U.S. Department of Transportation (USDOT), although other USDOT divisions, such as, for example, the Federal Motor Carrier Safety Administration (FMCSA), also are engaged to a more limited extent. Other federal agencies also are involved in regulation as relevant to the agency’s mission; for example, the Federal Communications Commission (“FCC”) has jurisdiction over spectrum for communications technology that will allow vehicles to sense and communicate with each other and with other devices and environmental factors, such as infrastructure, pedestrians, and cyclists. USDOT envisions a division of responsibility between the federal government and the states whereby NHTSA regulates safety design and performance while states regulate human driver and vehicle operations. Both federal and state authorities in the U.S. have been actively engaged in regulatory scrutiny of ADAS and autonomous driving solutions in general. Such authorities may impose more stringent compliance and reporting requirements in response to product recalls and safety issues in the automotive industry.

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

NHTSA also has taken a number of actions in the past several years specific to ADAS and autonomous driving. These actions include a Standing General Order, updated in August 2021, that requires identified manufacturers and operators to report certain crashes involving vehicles equipped with automated driving systems or SAE Level 2 advanced driver assistance systems. In addition, NHTSA expanded in January 2021 its Automated Vehicle Transparency and Engagement for Safe Testing (“AV TEST”) Initiative from a pilot to a full program, and through this Initiative a variety of stakeholders provide documentation covering specific topics, such as how automated systems detect objects on the road, how information is displayed to drivers, what cybersecurity measures are in place and the methods used to test the design and validation of autonomous driving systems. NHTSA has been utilizing this information to impose additional regulatory obligations on ADAS and automated driving systems. In particular, NHTSA has been engaged in rulemaking to update certain FMVSS to address ambiguities and other issues created by the application of FMVSS to innovative, non-conventional vehicle designs utilized, or anticipated to be utilized, in certain ADAS and autonomous driving vehicles. In 2023, NHTSA promulgated the “Occupant Protection for Vehicles with Automated Driving Systems” final rule to update several FMVSS to account for vehicles that are equipped with ADAS and do not have traditional manual controls associated with human drivers. It also jointly proposed a rule with FMCSA regarding advanced emergency breaking (“AEB”) test devices for heavy vehicles. In 2024, NHTSA finalized rules to update FMVSS for crash avoidance, safety messaging and passengerless vehicles  as well as a rule to require AEB by 2029 in all passenger and light duty vehicles. On January 15, 2025, NHTSA proposed a voluntary national framework for the evaluation and oversight of certain vehicles equipped with automated driving systems. The proposed framework, called ADS-Equipped Vehicle Safety, Transparency and Evaluation Program (“AV STEP”), would remove the 2,500 cap on driverless vehicles allowed on the roadways and expand as well as streamline the program for exemption from FVMSS for ADS-equipped vehicles, but would impose additional data reporting requirements on all vehicles participating in AV STEP.  The program would be available only for vehicles equipped with a defined level of self-driving capabilities. Specifically, participants must have vehicles equipped with ADS, defined as “hardware and software that are collectively capable of performing the entire dynamic driving task on a sustained basis, regardless of whether the system is limited to a specific operational design domain” and without any expectation of an attentive human driver. Driver support features, referred to as ADAS, would not be eligible for the program.  While the proposed program does not subscribe to the current SAE International Levels of Driving Automation, NHTSA indicates that certain vehicles operating at SAE Levels 3, 4, or 5 would likely be eligible for the AV STEP program. Comments on the proposed AV STEP program are due on March 17, 2025. It is currently uncertain how the Trump Administration, which came into office after the program was proposed, will handle it going forward.

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

Our current and potential future operations and sales involve the processing of information that relates to individuals and/or constitutes “personal data,” “personal information,” “personally identifiable information,” or similar terms under applicable data privacy laws (collectively, “Personal Information”) and thus subject us, and may subject our customers and vendors, to a variety of federal, state, and foreign data privacy laws, rules, industry standards, regulations, and other requirements addressing privacy and the collection, use, storage, processing, disclosure, transfer and protection of a variety of types of Personal Information data. These requirements, and their application, interpretation and amendment are constantly evolving and developing. For example, the UK and EU General Data Protection Regulations are directly applicable across the UK and European Economic Area; China has adopted a stringent new data privacy and security framework; Japan has amended its regime, California has enacted the California Consumer Privacy Act (which has prompted a wave of similar laws in other states); and the IL Protection of Privacy law, 5741-1981 has been recently significantly amended (effective as of August 2025). Each of these regimes provide for potentially material penalties for non-compliance and may, among other things, impose data security requirements, disclosure and contracting requirements, and restrictions on data collection, uses, transfers and sharing that may impact our operations and the development of our business. While, generally, we do not have access to, neither do we collect, store, process, or share Personal Information collected by our solutions in the course of their use by our end users or customers, unless our customers choose to proactively provide such Personal Information to us, our products may evolve both to address potential customer requirements or to add new features and functionality. Therefore, the full impact of these privacy regimes on our business is rapidly evolving across jurisdictions and remains uncertain at this time.

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

We are subject to cybersecurity risks to operational systems, security systems, infrastructure, firmware and software in our LiDAR and customer data and other information processed by us or third-party vendors or suppliers, and any material failure, weakness, interruption, cyber event, or incident, or breach of security could prevent us from effectively operating our business.

We rely on computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business (collectively, “IT Systems”). We own and manage some of these IT Systems but also rely on third parties for a range of IT Systems and related products and services. We and certain of our third-party providers store, handle, transmit and otherwise process data that includes Personal Information as well as proprietary information such as trade secrets (collectively, “Confidential Information”).

We are subject to evolving laws on cybersecurity and face numerous and evolving cyber risks that threaten the confidentiality, integrity and availability of our IT Systems and Confidential Information, including from diverse threat actors, such as insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors), as well as through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error, and as a result of malicious code embedded in open-source software, or misconfigurations, bugs or other vulnerabilities in commercial software that is integrated into our (or our suppliers’ or service providers’) IT Systems, products or services. Threat actors are becoming increasingly sophisticated in using techniques and tools—including artificial intelligence—that circumvent any infrastructure we use to protect our network, evade detection and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our IT Systems, Confidential Information or business. Such cyber incidents could materially disrupt operational systems and cause disruption to our business; result in loss of Confidential Information; jeopardize the security of our facilities; impact our financial results; or affect the performance of in-product technology and the integrated software in our LiDAR solutions. In addition, we rely on third-party service providers to host or otherwise process our Confidential Information, and any failure by a third party, or any other entity in our collective supply chain, to prevent or mitigate data security breaches or improper access to, or use, acquisition, disclosure, alteration, or destruction of, such Confidential Information could have similar adverse consequences for us.

For instance, cyber criminals or insiders may target us or third parties with which we have business relationships in an effort to obtain Confidential Information, or in a manner that disrupts our operations or our development tools or compromises our products or IT Systems into which our products are integrated. Cyber criminals could also target accessing our IT Systems in a manner which could impact our sensor data or the development process. Remote and hybrid working arrangements at our company (and at many third-party providers) also increase cybersecurity risks due to the challenges associated with managing and controlling remote computing assets and security vulnerabilities that are present in many non-corporate and home network devices. Additionally, any integration of artificial intelligence in our or any service providers’ operations, products or services is expected to pose new or unknown cybersecurity risks and challenges. The techniques used by cyber attackers change frequently and may be difficult to detect for long periods of time. We have experienced and expect to continue to experience actual and attempted cyber-attacks of our IT networks, such as through phishing scams and ransomware. Although, to our knowledge, none of these actual or attempted cyber-attacks have had a material adverse impact on our operations or financial condition, we cannot guarantee that any such incidents will not have such an impact in the future. We are also at risk for cyber incidents resulting from interruptions, outages and breaches of: operational systems, including business, corporate, human resources, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers; facility security systems, owned by us or our third-party vendors or suppliers; in-product technology owned by us or our third-party vendors or suppliers; the integrated software in our LiDAR solutions or development tools; or customer or driver data that we process or our third-party vendors or suppliers process on our behalf.

Although we maintain information technology measures designed to protect our IT Systems and Confidential Information, such measures will require updates and improvements, and we cannot guarantee that such measures, including our policies, controls or procedures, will be fully implemented, complied with or effective in detecting, preventing or mitigating cyber incidents. Furthermore, given the nature of complex systems, software and services like ours, and the scanning tools that we deploy across our networks and products, we regularly identify and track security vulnerabilities.  We are unable to comprehensively apply patches or confirm that measures are in place to mitigate all such vulnerabilities, or that patches will be applied before vulnerabilities are exploited by a threat actor. The implementation, maintenance, segregation and ongoing improvement of our IT Systems requires significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving, expanding and updating current IT Systems, including the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or produce, sell, deliver and service our solutions, adequately protect our Confidential Information or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. If we do not successfully implement, maintain or expand these IT Systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Further, our Confidential Information could be compromised or misappropriated, and our reputation may be adversely affected. If these IT Systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

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

We are subject to the U.S. Foreign Corrupt Practices Act and other U.S. and foreign anti-corruption anti-money laundering, export control, sanctions, and other trade laws and regulations, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. We are also subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the United Kingdom Bribery Act 2010, the Proceeds of Crime Act 2002, and possibly other anti-bribery and anti-money laundering laws in countries outside of the United States in which we conduct our activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees and third-party intermediaries from authorizing, promising, offering, providing, soliciting, or accepting, directly or indirectly, improper payments or benefits to or from any person whether in the public or private sector. Our activities may create the risk of unauthorized payments or offers of payments by employees, consultants, sales agents or distributors, even though they may not always be subject to our control. It is our policy to prohibit these practices by our employees, consultants, sales agents and distributors. However, we cannot guarantee our policies and controls will prevent all violations by our employees, consultants, sales agents, or distributors who may engage in conduct for which we might be held responsible, even if we do not explicitly authorize such activities.

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

We may be subject to securities litigation, class action and derivative lawsuits, which could result in substantial costs and could divert management attention away from other business concerns.

The market price of our securities may be volatile and, in the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We have been in the past and may be in the future the target of this type of litigation. Additionally, securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources from other business concerns, which could seriously harm our business. An adverse judgment could result in monetary damages, which could have a negative impact on our liquidity and financial condition. For example, on March 28, 2024, Sheadrick Richards, a purported stockholder of Collective Growth Corporation, a Delaware corporation (“Collective Growth”), filed a lawsuit against Collective Growth’s directors and affiliates in the Court of Chancery for the State of Delaware (the “Lawsuit”). The lawsuit alleges that Collective Growth’s disclosures in connection with its Business Combination (defined herein) with Innoviz (completed in April 2021) were materially incomplete and misleading, and that the directors breached their fiduciary duties.

We have entered into indemnification agreements with each of our current and former directors, certain of our current and former officers and certain third parties, and, in connection with the Business Combination, agreed to indemnify certain former directors and officers of Collective Growth. Although we maintain insurance and run-off coverages in amounts and with deductibles that we believe are appropriate for our operations, and our insurance and run-off coverages may not cover all claims that have been or may be brought against us, and insurance coverage may not continue to be available to us at a reasonable cost. As a result, we may be exposed to substantial uninsured liabilities, including pursuant to our indemnification obligations, which could result in substantial costs and could divert management attention away from other business concerns.

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

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the U.S. Securities and Exchange Commission (the “SEC”) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting.

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

The SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination. The terms described in the SEC Statement are common in SPACs and are similar to the terms contained in the Warrant Agreement dated as of April 30, 2020, between Continental Stock Transfer & Trust Company and Collective Growth (the “Warrant Agreement”) governing our warrants. Following the SEC Statement, we examined the accounting treatment of our public warrants and private placement warrants, and determined to classify the private placement warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings, while the public warrants are classified as equity.

As a result, included on our balance sheet as of December 31, 2024 contained elsewhere in this Annual Report are private placement warrants. Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”), provides for the re-measurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our private placement warrants each reporting period and that the amount of such gains or losses could be material.

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

Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Companies Law imposes restrictions on our ability to declare and pay dividends. See the section titled “Description of our Ordinary Shares—Dividend and Liquidation Rights” in Exhibit 2.1 of this Annual Report for additional information. Payment of dividends may also be subject to Israeli withholding taxes. See Item 10.E. “Taxation – Taxation and Government Programs – Israeli Tax Considerations and Government Programs” for additional information.

Our failure to maintain compliance with Nasdaq’s continued listing requirements could result in the delisting of our ordinary shares.

Our ordinary shares are currently listed for trading on Nasdaq. We must satisfy Nasdaq’s continued listing requirements, including, among other things, a minimum bid price requirement of $1.00 per ordinary share or risk delisting.

On July 30, 2024, we received a letter from the Listing Qualifications Department indicating that for the thirty consecutive business days prior, the bid price for the ordinary shares had closed below the minimum $1.00 per ordinary share requirement for continued listing on Nasdaq under Nasdaq Listing Rule 5450(a)(1). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were provided an initial period of 180 calendar days, or until January 27, 2025, to regain compliance. The letter stated that the Listing Qualifications Department staff will provide written notification that we have achieved compliance with Rule 5450(a)(1) if at any time before January 27, 2025, the bid price of the ordinary shares closed at $1.00 per ordinary share or more for a minimum of ten consecutive business days.

On January 2, 2025, we announced that we received formal written confirmation from Nasdaq confirming that the Company regained compliance with Nasdaq’s minimum bid price requirement. The closing bid price of the ordinary shares was at $1.00 per share or greater for 10 consecutive business days from December 16 to December 30, 2024. Accordingly, Nasdaq Listing Qualifications Staff notified the Company that it determined that the Company regained compliance with Nasdaq Listing Rule 5550(a)(2), and that the matter was closed.

No assurance can be given that the price of the ordinary shares will not again be in violation of Nasdaq’s minimum bid price requirement in the future. Our failure to meet this or other requirements may result in our securities being delisted from Nasdaq. A delisting could substantially decrease trading in the ordinary shares, adversely affect the market liquidity of the ordinary shares as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws, adversely affect our ability to obtain financing on acceptable terms, if at all, and may result in the potential loss of confidence by investors, suppliers, customers and employees and fewer business development opportunities. Additionally, the market price of the ordinary shares may decline further, and shareholders may lose some or all of their investment.

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

•
actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues including (NREs), operating losses, results of operations, level of indebtedness, liquidity or financial condition;

•	announcement of any material business development;

•	availability of capital to fund our contracts and our growth;

•	additions and departures of key personnel;

•	failure to comply with the requirements of Nasdaq;

•	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

•
future issuances, sales, resales or repurchases or anticipated issuances, sales, resales or repurchases, of our securities including due to the expiration of contractual lock-up agreements or exercise of warrants;

•	publication of research reports about us;

•	the performance and market valuations of other similar companies;

•
failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

•	the effects of the ongoing war and hostilities between Israel, Hamas, Hezbollah, the Houthi movement and Iran;

•	the effects of the optimization of our operations;

•	new laws, regulations, subsidies, or credits or new interpretations of existing laws applicable to us;

•	commencement of, or involvement in, litigation involving us or any parties indemnified by us;

•	broad disruptions in the financial markets, including sudden disruptions in the credit markets;

•	speculation in the press or investment community;

•	actual, potential or perceived control, accounting or reporting problems;

•	changes in accounting principles, policies and guidelines; and

•	other events or factors, including those resulting from infectious diseases, health epidemics and pandemics, natural disasters, war, acts of terrorism or responses to these events.

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

Our quarterly and annual results of operations have fluctuated in the past and may vary significantly in the future. As such, historical comparisons of our operating results may not be meaningful. In the past, our sales were primarily to customers making purchases for research and development projects. Following our strategic transition to become a Tier-1 automotive supplier, non-recurring engineering or application engineering services (“NRE”) became another incremental source of revenue during the pre-production phase of the programs. Additionally, in connection with our BMW L3 Program, we are selling components to Magna at lower average production sales prices. Therefore, our revenues from sales and NRE in any given quarter can fluctuate based on the timing and success of our customers’ programs and the stage of the program. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, and may not fully reflect the underlying performance of our business. These fluctuations could adversely affect our ability to meet our expectations or those of securities analysts or investors. If we do not meet these expectations for any period, the value of our business and our securities could decline significantly. Factors that may cause these quarterly or annual fluctuations include, without limitation, those listed below:

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

For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies and not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years from the consummation of the Business Combination, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds $1.235 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time we are a “large accelerated filer” under U.S. securities laws.

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

We are a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practice we are following. We rely on this “foreign private issuer exemption”, among others, with respect to the Nasdaq rules for shareholder meeting quorums and Nasdaq rules requiring shareholder approval for certain corporate actions. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

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

In addition, Hezbollah has also launched attacks against Israeli military sites and troops, and against Israeli towns in Israel. In response to these attacks, the Israel Defense Force (“IDF”) has carried out a military operation in Lebanon, including raids on territories controlled by Hezbollah in Lebanon and strikes on sites belonging to Hezbollah in Lebanon. On a separate border, Israel conducted preemptive military actions in Southern Syria in light of the fall of the Assad regime and the takeover of Syria by the Syrian rebels.

Further, Israel faces threats from more distant territories, in particular, Iran which conducted two direct attacks on Israel, and may be developing nuclear weapons and targeted cyber-attacks against Israeli entities; and the Houthi movement, which controls parts of Yemen and launched, among others, a number of attacks on Israel and marine vessels traversing the Red Sea. The Red Sea is a vital maritime route for international trade traveling to and from Israel. As a result of such disruptions, we may experience in the future delays in supplier deliveries, extended lead times, and increased cost of freight, increased insurance costs, increased purchased materials and manufacturing labor costs. The risk of ongoing supply disruptions may result in delayed deliveries of our products and may also have adverse impact on economic conditions in Israel.

Further, many Israeli citizens are obligated by law to perform up to several weeks of annual military reserve duty each year. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Since October 7, 2023, the IDF has called up hundreds of thousands of its reserve forces to serve, many of them, for more prolonged periods. A number of our management and non-management employees are currently subject to military service in the IDF and many of them have been called to serve. In addition, the family members of many of our Israeli team members are currently serving in the IDF. Such disruption could materially and adversely affect our business, prospects, financial condition, and results of operations.

Although certain ceasefire agreements have been reached with Hamas and Lebanon (with respect to Hezbollah), and some Iranian proxies have declared a halt to their attacks, there is no assurance that these agreements will be upheld, military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries.

The intensity and duration of Israel’s current military endeavors on multiple fronts are difficult to predict, as are the economic implications of the foregoing on our business and operations in particular and on Israel’s economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing, that may involve an additional downgrade in Israel’s credit rating by rating agencies (such as the downgrade of the credit rating of Israel by Moody’s, S&P and Fitch), which may have a material adverse effect on our company and its ability to effectively conduct its operations.

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

Finally, prior to October 2023, the current elected government in Israel pursued certain reforms to Israel’s judicial system and has recently renewed its efforts to effect such changes. Certain financial, legal and commercial organizations and entities have claimed that such changes, if adopted, could adversely affect the macroeconomic condition in which we operate. At this stage, the proposed legislation has not become effective, and its scope has not been fully determined; we cannot assess the potential impacts of these changes and their likelihood on our business, prospects, financial condition, and results of operation.

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

We may be eligible for certain tax benefits provided to “Preferred Technology Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). In order to remain eligible for the tax benefits for “Preferred Technology Enterprises” we must continue to meet certain conditions stipulated in the Investment Law and applicable regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income from the approved enterprise would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies since 2018 is 23%. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See Item 10.E. “Taxation – Taxation and Government Programs – Israeli Tax Considerations and Government Programs”.

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

A non-U.S. corporation generally will be treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income (such as interest income) or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. We believe we were a PFIC for our taxable year ending December 31, 2024. However, as discussed below, whether we were a PFIC for any given taxable year is based on a complex and factual determination and there is no assurance that the Internal Revenue Service (“IRS”) will agree with our determination. Based on the current and anticipated composition of the income, assets and operations of our company and our subsidiaries, we cannot be sure as to whether we will be a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2025 or in future taxable years. Moreover, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. This is an annual factual determination that depends on, among other things, the composition of our income (including the relative size of our gross operating loss and our passive income) and assets, and the market value of our shares and assets (including unbooked goodwill), including the composition of income and assets of our subsidiaries, from time to time, and thus a determination can only be made annually after the close of each taxable year. Moreover, the value of our assets (including unbooked goodwill) for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly. If we are a PFIC for any taxable year, a U.S. Holder (as defined below under “Taxation – United States Federal Income Taxation”) of our ordinary shares or warrants may be subject to adverse tax consequences and may incur certain information reporting obligations, even if we cease to be a PFIC in the subsequent years. Under the generally applicable PFIC rules, a U.S. Holder generally would be subject to U.S. federal income tax at the then prevailing maximum rates on ordinary income and possibly an “interest” charge, in respect of “excess distributions” and upon any gain from the disposition of our ordinary shares or warrants, as applicable, as if the excess distribution or gain had been recognized ratably over such U.S. Holder’s holding period of our ordinary shares or warrants, as applicable. Certain elections (including a qualified electing fund or a mark-to-market election) may be available to U.S. Holders of our ordinary shares to mitigate some of the adverse tax consequences resulting from PFIC treatment, however, are not available with respect to the warrants. For a further discussion, see “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

U.S. Holders of our ordinary shares and/or warrants are strongly encouraged to consult their own tax advisors regarding the potential application of these rules to us and the ownership of our ordinary shares and/or our warrants.

If a United States person is treated as owning at least 10% of our shares, such person may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to us and any of our direct and indirect foreign affiliates (“Innoviz Group”) that is a “controlled foreign corporation” as defined in Section 957 of the Code. Because the Innoviz Group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries will be treated as controlled foreign corporations regardless of whether we are treated as a controlled foreign corporation.

A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of the controlled foreign corporation’s “Subpart F income” and, in computing its “global intangible low-taxed income,” ”tested income” and a pro rata share of the amount of U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. The amount includable by a United States shareholder under these rules is based on a number of factors, including potentially, but not limited to, the controlled foreign corporation’s current earnings and profits (if any), tax basis in the controlled foreign corporation’s assets, and foreign taxes paid by the controlled foreign corporation on its underlying income. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due from starting. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist holders in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any holder is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations.

U.S. Holders of our ordinary shares and/or warrants are strongly encouraged to consult their own tax advisors regarding the potential application of these rules to us and the ownership of our ordinary shares and/or warrants.

Item 4.	Information on the Company.

A. History and Development of the Company

We were incorporated in Israel on January 18, 2016 under the Companies Law, and our principal executive office is located at 5 Uri Ariav St., Building C, Rosh HaAin 4809202, Israel. Our legal and commercial name is Innoviz Technologies Ltd. We are registered with the Israeli Registrar of Companies. Our registration number is 51-538242-2. Our website address is https://innoviz.tech, and our telephone number is +972-74-700-3692. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as Innoviz, that file electronically, with the SEC at www.sec.gov. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

On December 10, 2020, we entered into that certain Business Combination Agreement (the “Business Combination Agreement”) by and among Collective Growth, Perception Capital Partners, LLC, a Delaware limited liability company (“Perception”), Antara Capital LP, a Delaware limited partnership and investment manager acting on behalf of certain funds it manages and/or designees (“Antara Capital”), and Hatzata Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Innoviz (“Merger Sub”). Pursuant to the Business Combination Agreement, on April 5, 2021, Merger Sub merged with and into Collective Growth, with Collective Growth surviving the merger as a wholly owned subsidiary of us (the “Business Combination”).

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2024, 2023 and 2022, see Item 5. “Operating and Financial Review and Prospects.”

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

We were founded in 2016. From our founding, our culture drew from our core values of solving sophisticated technological problems through creativity and agile thinking. We have relied on these values to address the needs of autonomous vehicles in a manner that strikes the desired balance between performance and cost. We created a new type of LiDAR sensor from the chip-level up, including a suite of powerful and sophisticated software applications for high-performance computer vision to allow superior perception. In 2018, we achieved a design win to power BMW’s Level 3 autonomous platform, a program which reached maturity during 2024 and with vehicles already being sold with our LiDARs and perception software.

Since 2021, we have funded the development of two production path programs: the InnovizOne and InnovizTwo LiDAR sensor and perception software suites. With the InnovizOne program transitioned from the development phase into full series production in 2024, we eliminated duplicative cost structures and significantly reduced spending on InnovizOne development, while reinvesting a portion of the savings into the InnovizTwo sensor and perception software platform. All quoting and bidding activity in our request for information and request for quotation pipeline is now focused on the InnovizTwo platform.

During 2022, we made the strategic decision to become a Tier-1 supplier of LiDAR and perception software to the automotive industry. This decision allows us to have direct technical discussions with end customers and to improve pricing to automotive OEMs with the goal of continuing to strengthen our position in the automotive market. This strategic decision has played a significant role in our subsequent major OEM program wins, as discussed below.

In 2022, following more than two years of extensive diligence and qualification, we were selected by Volkswagen as its direct LiDAR supplier for automated vehicles within the Volkswagen brands with our InnovizTwo next generation high-performance automotive-grade LiDAR sensor, and in 2023, we announced that Volkswagen aims to expand its use of our InnovizTwo LiDAR to its existing light commercial vehicle program, the I.D Buzz.

In 2024, we announced that Mobileye will use the InnovizTwo Long-Range and the new InnovizTwo Short- to Mid-Range LiDARs for the Mobileye Drive™ platform. The new InnovizTwo Short- to Mid-Range leverages InnovizTwo Long-Range’s industrialization maturity and is designed to meet the requirements for light commercial vehicles, shuttles, robotaxis, and can be customized to suit a wide array of vehicular design and functionality requirements. We believe that the combination of our LiDARs and Mobileye’s platform is critical to enabling comprehensive sensing capabilities for navigating complex urban environments and enhancing the overall safety and reliability of autonomous driving systems, and that this partnership showcases the flexibility of our LiDARs to work across a variety of vehicle platforms to further testing and deployment of autonomous vehicles. Our partners are leaders in deploying new technologies into the automotive industry. We believe that our close cooperation with these partners and OEMs positions us well to make Level 3 and Level 4 autonomous driving a commercial reality.

The sustained cooperation with our customers provides our engineers and other research and development personnel with a valuable competitive edge. These engineers and other research and development personnel have been meticulously trained to design, operate, and verify our many ground-breaking innovations in accordance and in compliance with the ISO26262 standard for Functional Safety in the automotive industry, and the IATF 16949:2016 certification for Quality Management in the automotive industry. Compliance with these and other standards have been enforced by regular ongoing audits of Innoviz and rigorous testing by our key suppliers, existing customers and prospective customers that thoroughly review the performance of various elements of our operations. As a result, our products have been constructed from the bottom up with hardware and software technology that meets the most stringent automotive safety, quality, environmental, manufacturing, and other standards.

Our innovation has produced LiDAR solutions that deliver market leading performance and that meet the current demanding safety requirements for Level 2+ through Level 5 autonomous vehicles at price points suitable for mass produced passenger vehicles.

Our robust software suite enables our ~905nm wavelength laser-based LiDAR architecture to be easily leveraged to provide compelling solutions for Level 2+ through Level 4 (and Level 5 when applicable), using both our long- and medium-range LiDARs. Our integrated custom design of advanced hardware and software components, which leverages the multidisciplinary expertise and experience of our team, enables us to provide autonomous solutions that we believe will accelerate widespread adoption across automakers at serial production scale. This means that we are positioned to penetrate the current market, which is focused primarily on Level 2+, Level 3 and Level 4 production, and to continue to capture and extend our market share to 5 as the market continues to mature.

We are currently expanding our third-party manufacturing capacity through contract manufacturers to meet an anticipated increase in customer demand for our products.

Recent Developments

Entered into Multi-Year NRE Payment Plan with Key Customers

On December 23, 2024, we announced a multi-year NRE (Non-Recurring Engineering services) payment plan of approximately $80 million with key existing customers. NREs are expected to be paid between 2025 and 2027, of which over $40 million are expected to be paid in 2025 with further amounts expected in 2026 and 2027. These payments would be incremental to revenues generated from ongoing sales of LiDAR products based on existing and expected new orders coming from new programs. There can be no assurances, however, that we will enter into definitive agreements, orders or receive payments with respect to the NRE payment plan.

Regained Compliance with Nasdaq’s Minimum Bid Price Requirement

On January 2, 2025, we announced that we received formal written confirmation from Nasdaq confirming that the Company has regained compliance with Nasdaq’s minimum bid price requirement. The closing bid price of the ordinary shares was at $1.00 per share or greater for 10 consecutive business days from December 16 to December 30, 2024. Accordingly, Nasdaq Listing Qualifications Staff notified the Company that it determined that the Company regained compliance with Nasdaq Listing Rule 5550(a)(2), and that the matter was closed.

Integration of Perception Software with NVIDIA DRIVE AGX Orin

On January 7, 2025, we announced our collaboration with NVIDIA to allow our perception software to run seamlessly with the NVIDIA DRIVE AGX Orin platform, offering a range of software-driven features designed to accelerate autonomous driving applications by allowing for real-time processing and advanced understanding of the vehicle’s environment, enabling exceptional object detection, classification, and tracking capabilities.

Optimization of Operations

On February 4, 2025, we announced an optimization of our operations to extend our cash runway and accelerate progress towards profitability and free cash flow generation, which includes a reduction in our employee headcount by approximately 9% during the first quarter of 2025.

Registered Direct Offering

On February 10, 2025, we entered into a securities purchase agreement (“Securities Purchase Agreement”) with certain institutional investors (the “Purchasers”). Pursuant to the Securities Purchase Agreement, we agreed to sell in a registered direct offering (the “Offering”) 28,776,978 units to the Purchasers at a purchase price of $1.39 per unit, with each unit consisting of one ordinary share and eight tenths of a warrant to purchase one ordinary share. The Offering was consummated on February 12, 2025. We received net proceeds of approximately $37.3 million, after deducting the placement agent fees and offering expenses. The ordinary shares and warrants were issued separately. The warrants are exercisable at $1.69 per share and will expire on February 12, 2030. A holder of the warrants will not have the right to exercise any portion of its warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates or any other persons whose beneficial ownership of ordinary shares would be aggregated with the holder’s or any of the holder’s affiliates), would beneficially own ordinary shares in excess of 4.99% (or, at the election of the holder, 9.99%) of the number of the ordinary shares outstanding immediately after giving effect to such exercise.

Appointment of Ido Luski

Udy Gal-On, the Company’s Chief Operating Officer, will transition into the role of Co-Chief Operating Officer during the second quarter of 2025. Ido Luski, currently the Company’s VP Delivery, will assume the role of Co-Chief Operating Officer alongside Mr. Gal-On during the second quarter of 2025.

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

In addition to the application of a fully autonomous truck driving alone, LiDAR sensors can enable a platoon of leader-follower trucks, where the lead vehicle has a human driver, and the follower vehicles are autonomous. For this application, LiDAR sensors are critical in maintaining distance between leader and follower(s). A gap will allow other vehicles to cut-in, disturbing the truck platoon formation. Our high precision LiDARs range sensing allows a tight platoon to drive at highway speed with safety.

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

A system which complies with the highest level of functional safety (ISO26262 ASIL D) requires the “smart” redundancy of critical elements. The sensor suite is defined as a critical part of the autonomous driving system, as it is not possible to make correct driving decisions without an accurate understanding of the vehicle’s surroundings. “Smart” redundancy does not mean multiplying the same sensors to deal with sensor malfunction but rather adding different types of sensors to ensure that, in any given situation where conditions are challenging for certain types of sensors, other sensors will perform well and enable correct driving decision-making. Ideally, sensors should complement each other.

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

Radar, on the other hand, is limited by its low angular resolution compared to other sensors such as camera or LiDAR. For example, radar may have difficulty differentiating between reflections from a car that is 50 meters away, the fence next to it or a parked car along the way. It may also have issues distinguishing objects that are close together and determining object size and shape.

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

InnovizTwo features a unique technology that is distinct from InnovizOne. The primary target market for InnovizTwo is automotive customers as it provides scalability and expansion to offer LiDAR capabilities across different automotive segments, while building on lessons learned and synergistic advantages which Innoviz has gained through its historical creation of products, including InnovizOne. In addition to its unique hardware solutions, Innoviz’s LiDAR solutions include a unique perception software application that turns raw point cloud data from Innoviz LiDAR products into perception outputs. The outputs can serve as a standalone, functionally safe perception software, or can be integrated into the vehicle’s existing perception stack at different levels to support various sensor fusion architectures. Our software leverages the rich data derived from our LiDAR products, coupled with proprietary state-of-the-art artificial intelligence-based algorithms, to provide superior scene perception and deliver an automotive-grade ASIL B(D) solution.

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

Automotive grade development and production. Vehicle components, particularly parts of the autonomous vehicle driving technology system, are required to have a high functional safety grade. Achieving compliance with functional safety standards, such as ISO26262, is a time consuming and labor-intensive process that requires significant cooperation with automotive grade industry participants, such as Tier-1 suppliers and automobile manufacturers. Starting in 2017, we have worked closely with leading Tier-1 suppliers such as Magna and its automaker partner, BMW, to develop a LiDAR solution that meets these stringent requirements. In addition, we have worked collaboratively with Volkswagen on several programs since 2022. These processes and programs have included extensive product-safety auditing by our partners, as well as additional review by other leading participants in the industry. As a result of our close work with these partners, we have developed rigorous safety and quality expertise. This gives us a significant advantage over competitors that have focused on technology development without having design wins with major automotive customers such as BMW and Volkswagen or partnerships with major automotive Tier-1 suppliers early in their development process. These competitors will be required by consumer automotive OEMs and/or Tier-1 suppliers to undergo automotive-grade certifications that can take up to a few years to achieve, prior to entering the market.

Multiple Tier-1 partners enabling market penetration. OEMs design their future models and vehicles several years in advance and often then freeze the design to produce and deliver the vehicles on time. Therefore, designs for mass-production Level 3 and Level 4 consumer car programs planned for 2027-2029 are expected to be decided during 2025. LiDAR solutions that will be candidates for inclusion in these programs must go through the process of automotive-grade manufacturing and audit by the OEMs and Tier-1 suppliers. We believe that our Tier-1 and OEM tested technology, together with our recently announced collaboration with Mobileye, increases our chances of both winning upcoming OEM Request for Quotes (“RFQs”), and being invited to RFQs given that companies without these market credentials and certifications will not be eligible for inclusion in RFQ tenders.

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

Comprehensive intellectual property portfolio and multidisciplinary research and development organization. Our architecture has focused on developing a full LiDAR autonomous driving solution that utilizes a ~905nm wavelength laser. In order to break through the performance limitations resulting from lower peak optical power, we have used a multi-disciplinary approach to design all of the system components from scratch: the scanner, silicon detectors and the signal processing ASIC, in order to improve the optical link budget of the system, while getting the best possible detection capabilities for a given optical link budget. This approach has yielded a broad range of intellectual property that we believe gives us a significant competitive advantage, as it will make it difficult for other market participants to successfully develop and commercialize cost and energy efficient LiDAR solutions utilizing ~905nm wavelength lasers. We currently hold a number of key patents, including a LiDAR patent related to surround view LiDAR design, which we believe is fundamental. In addition to our ~905nm wavelength laser-based LiDAR architecture, we also have a powerful standalone software suite that gives us industry-leading perception capabilities. We believe that the ability of our research and development team to innovate in many disciplines, across hardware, software, optics and others, provides us with a strong standing for future competition.

Flexible System Configuration and Powerful Perception Capabilities

Market leading perception capabilities. Since our founding, we have adopted a holistic approach to the production of a LiDAR system, including the development of a proprietary standalone software suite. The system features can achieve up to uniform high resolution of 0.05°x0.05° across the FOV as opposed to some competing systems, in which resolution is always qualified by operating conditions such as frame rate and a limited FOV. Flexible, software-controlled features such as the Region of Interest (ROI), variable vertical field of view and software selectable frame rate further enhance the performance of the point-cloud. This high-performance time-of-flight point-cloud output is augmented by vision processing algorithms to create a comprehensive LiDAR perception system.

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

Expand partnerships. We believe that our design win with Volkswagen and other automotive manufacturers, as well as our recently announced collaboration with Mobileye, were enabled by our unique automotive grade product design. We also believe that the discipline and adherence to industry leading safety and manufacturing standards required of us as a Volkswagen supplier and as a Tier-1 direct supplier, can be leveraged to penetrate and partner with other OEM customers. We believe that our existing partnerships with Volkswagen, BMW and Mobileye provide evidence to potential partners and customers of the maturity, robustness, and automotive grade nature of our products, and we intend to pursue partnerships with additional OEMs in order to grow our customer base.

Continue to invest in a strong software suite. Our advanced software suite turns our LiDAR products’ raw point cloud data into meaningful outputs. The outputs can serve as a standalone, functionally safe perception software, or can be integrated into the vehicle’s existing perception stack at different levels to support various sensor fusion architectures. In addition, our software suite leverages the rich data derived from Innoviz LiDARs, coupled with proprietary state-of-the-art artificial intelligence-based algorithms, to provide superior scene perception and deliver an automotive-grade ASIL B(D) solution. Our unique software suite is designed for autonomous driving functionality and therefore is validated in accordance with the highest automotive standards, including data collected from staged scenes and open roads in various road and adverse weather conditions. We intend to continue to develop and refine our software suite for InnovizTwo, in order to further complement our hardware offerings. In addition, Innoviz will continue to collect data and annotate relevant information for the purposes of improved training and validation of our software suite. Innoviz is also developing an edge-processing electronic control unit (ECU) for the purpose of point cloud processing, primarily for the software suite application.

Develop additional products to better address other LiDAR markets. The main drivers for our revenue growth are our automotive applications for LiDARs in passenger cars, the Levels 4, 3 and 2+ applications, which we expect to show significant growth in the 2025-2030 vehicle model years. However, the products developed for the passenger car segment have equal appeal in multi-LiDAR perimeter sensing uses, such as in robotaxis, shuttles, trucks, delivery robot vehicles and other smart applications, therefore, further to our operational realignment announced in early 2024, our development efforts are focused on the InnovizTwo Long-Range and InnovizTwo Short- to Mid-Range. We believe these applications will show a significant rise in sensor consumption because they require multiple units to complete the surround sensing requirements of the completely automated driving machine. As Level 4 platforms such as robotaxis, shuttles, trucks and delivery robots complete development and move to commercial deployment, we believe our LiDARs are well-positioned to capture market share from less robust technologies, as supported by our recently announced collaboration with Mobileye. The size, look, feel and ease of integration of our products, together with automotive grade robustness for environmental performance quality, make our products especially appealing to the Level 4 segment.

Products

Innoviz One	Innoviz Two Long-Range	Innoviz Two Short- to Mid-Range

*	Product size may differ according to specifications

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

Our product offerings include:

•
InnovizOne - a solid-state LiDAR sensor specifically designed for automakers and robotaxis, shuttles, trucks and delivery companies requiring an automotive-grade, mass-producible solution to achieve autonomy. The automotive-grade sensor is purpose-built to be rugged, affordable, reliable, low-power consuming, lightweight, high-performing and seamlessly integrable into Level 3 through 5 autonomous vehicles to ensure the safety of passengers and pedestrians alike. InnovizOne was classified as a laser class 1 product under European standard IEC 60825-1 Rev 3 Class 1 on September 24, 2019.

•
InnovizTwo Long-Range - announced in 2020, InnovizTwo Long-Range is a next generation high-performance automotive-grade LiDAR sensor that is currently in development, and engineering samples have been produced for demonstrations and evaluations. InnovizTwo Long-Range will offer a fully featured solution for all levels of autonomous driving. Featuring a major cost reduction compared to InnovizOne, InnovizTwo Long-Range also includes improved lasers and detectors that increase range performance at a lower system cost, which is expected to provide a significant performance improvement over InnovizOne. InnovizTwo Long-Range will also offer the option to integrate the Perception Application (described below) in the LiDAR sensor itself.

•
InnovizTwo Short- to Mid-Range - Designed for L3 Consumer Vehicles, and L4 Shuttles and Robotaxis - announced in the second quarter of 2024, InnovizTwo Short- to Mid-Range is a next generation high-performance automotive-grade LiDAR sensor designed to cover the short- and medium-range (up to 100m) around the vehicle. It is currently in development, and engineering samples have been produced for demonstrations and evaluations. InnovizTwo Short- Mid-Range will offer a fully featured solution for all levels of autonomous driving. InnovizTwo Short- to Mid-Range is based on InnovizTwo platform technology and provides wide field of view, detection ranges from 0.2m up to 100m, which enables coverage of the vehicle surrounding and vicinity by deploying multiple units around the vehicle. This is especially important for shuttle and robotaxi that require detection of pedestrians, obstacles and objects near the vehicle.

•
Perception Application - software application that turns raw point cloud data from Innoviz LiDAR products into perception outputs. The outputs can serve as a standalone, functionally safe perception software, or can be integrated into the vehicle’s existing perception stack at different levels to support various sensor fusion architectures. In addition, our software leverages the rich data derived from our LiDAR products, coupled with proprietary state-of-the-art artificial intelligence-based algorithms, to provide superior scene perception and deliver an automotive-grade ASIL B(D) solution.

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

Automotive: high focus, with significant management attention, on a number of automotive opportunities, where the LiDAR and perception offering are tailored to the OEMs’ needs, with a view to acquiring high volume series production programs, similar to the BMW L3 Program and other Volkswagen brands’ programs. This approach has our business and research and development teams working together both directly with OEMs as well as (in some instances) with Tier-1 partners to respond to OEM RFQs with customized offerings. Our collaborative relationships allow us to work with the Tier-1 and OEM engineering and procurement teams with complete transparency, bringing innovation, manufacturing knowhow and value to the program.

We are working closely with leading OEMs in Europe, Asia and North America that define Level 2+, Level 3 and Level 4 programs and consider the adoption of InnovizTwo Long-Range and InnovizTwo Short- to Mid-Range to such programs and thereby bring significant additional value to the ADAS+ and autonomous applications.

We are in discussions with a number of robotaxi, shuttle, truck and delivery robots potential customers to incorporate InnovizTwo Long-Range and InnovizTwo Short- to Mid-Range into their upcoming builds. We believe the form factor, field-of-view and range of these products is well suited to sensing applications on the perimeter of these Level 4 platforms.

Other Segments: leveraging our products to win business in all other segments where volumes are lower at present, but where opportunities of scale are likely in the near term. This approach requires a broad presence in the global marketplace, with our business teams participating in direct and channel relationships with potential customers in all segments.

Sales and Marketing

We currently market and sell our LiDAR solutions through a direct sales organization as well as through our distribution channels. Our technology and product focus since inception has been on the automotive OEM opportunity for high performance LiDAR solutions in the autonomous driving industry. This focus has also informed and guided our sales and marketing activities, which led to early contact with OEMs and Tier-1 suppliers and also led to our sales team acting as a bridge between our research and development team and these partners. Our sales and marketing team continues to focus on expanding our relationships with OEMs and seeks to leverage our existing relationships as well as new commercial agreements, to expand our market to other industries.

Research and Development

We have invested a significant amount of time and expense into research and development of LiDAR-based technologies. Our research and development team is the largest department in the company and, as of December 31, 2024, was comprised of 340 employees. Our ability to maintain a leadership position in the industry depends to a great degree on our ongoing research and development activities. Our research and development team includes engineers and researchers with a diverse range of expertise and diverse levels of experience and academic backgrounds, including holders of B.Sc., M.Sc. and PhD degrees from leading academic institutions. Our research and development activities are largely conducted at our headquarters in Rosh HaAin, Israel.

Creating an automotive-grade, eye-safe and cost efficient ~905nm wavelength LiDAR solution and the accompanying perception software required the efforts of a multi-disciplinary team with expertise spanning optics, lasers, mechanical engineering, micro-electronics, chip design, complex IC packaging, algorithms, neural networks, systems engineering and software architecture and engineering.

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

As of December 31, 2024, we owned 66 issued patents and had 128 pending patent applications. The portfolio includes U.S. and foreign patent applications filed in Israel, Europe (including Germany, France and the United Kingdom), China, Japan and Korea. In addition, our company has registered U.S. and foreign trademarks. Our patents and patent applications cover a broad range of system level and component level aspects of our key technology including, among other things, LiDAR systems, laser, scanner, receivers, optical devices, and perception technology.

Competition

The market for competitive automotive sensing solutions that enable autonomous driving is an emerging one with many potential applications in the development stage. As a result, we face competition from a range of companies seeking to have their products incorporated into these developing applications and it may take a period of time for our primary competitors to emerge.

Our competitors are also working to advance technology, reliability, and innovation in their development of new and improved solutions. Although we believe that we have market leading technology, we continue to face competition from existing competitors and new companies emerging in the LiDAR, camera and radar industries. Within the LiDAR segment of the industry, where competition is based significantly on performance and cost and energy efficiency, we face competition from companies utilizing a variety of laser wavelengths such as ~905nm and ~1550nm lasers, as well as a variety of steering mechanisms, such as MEMS, mechanical, Optical Phased Array, and non-scanning LiDARs (Flash). We believe that it may take new, smaller companies a substantial period of time to gain the recognition and trust of top-tier automotive OEMs and Tier-1 suppliers.

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

While LiDAR competitors will continue to emerge and recede, we believe that our high-performance LiDARs, strong intellectual property portfolio, software products, and design wins with leading OEMs, have established barriers to those who follow. We expect that our technology and continuing innovation, our longstanding cooperation with leading OEMs as well as our recent collaboration with Mobileye, a leader in ADAS and autonomous driving technology, will support our position as a leader in advancing LiDAR technology in the market based on several market differentiators.

Manufacturing

Our proprietary LiDAR architecture focuses on developing a full LiDAR autonomous driving solution that utilizes a ~905nm wavelength laser. In order to break through the performance limitations resulting from optical peak power limitations, we have used a multi-disciplinary approach to design the key system components, such as our unique scanning systems, silicon detectors and the signal processing ASIC, in order to improve the optical link budget of the system while acquiring the best possible detection capabilities for a given optical link budget. Designing critical components in-house rather than using off-the-shelf commodity components provides for protectable and sustainable technology differentiation from LiDAR competitors or alternative technologies. We believe one of the significant barriers to entry for automotive LiDAR is the processes and know-how to manufacture a compact and intricate sensing product in high volumes.

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

InnovizOne is manufactured at Magna’s automotive grade facility in Holly, Michigan to meet demand for our LiDAR product. In this context, please see reference herein to the Magna Agreement (as defined herein). Currently, our InnovizTwo samples are manufactured at our headquarters; however, we are also ramping-up manufacturing activities for the InnovizTwo at our new contract manufacturing mass-production site in Asia. The first InnovizTwo samples are expected to be manufactured at the new site during 2025.

Although manufacturing of some of our products and sub-components is outsourced, our operations and quality assurance teams manage the sourcing of specialized equipment required for assembly, calibration and testing of our LiDAR systems. These teams also manage our quality control and assurance operations and work with our suppliers to monitor quality and improve yield.

We source our components from a variety of third-party manufacturers. The prices and availability of our components may be impacted by changes in supply and demand, as well as market uncertainty and other factors. Historically, we have been able to source our components at prices satisfactory to our Company; however, we may be unable to do so in the future.

Environmental, Social and Governance (ESG) Practices

We are a global company focused on creating a positive social impact by promoting the future of mobility and increasing road-traffic safety and welfare, all through the values of excellence, education, creation and innovation. As such, we recognize the importance of creating shared values for our different stakeholders and translating those values into measurable goals in order to guide our long-term success. We also have a responsibility to meet high standards of quality, safety and sustainability as a service provider to the automotive industry.

In June 2024, we published our first Impact Report, which covers the company’s initiatives and activities for 2022 to 2023. The report demonstrates our ongoing efforts to creating a positive impact for our stakeholders through our business, products and operations. The report relates both to the unique impact of our products and technology, aiming to redefine the landscape of automotive safety, as well as to our efforts to implement sustainable, inclusive and safe business practices in our operations.

Our operations and day-to-day business activities take place under the supervision of our dedicated nominating, environmental, social and governance committee of the board of directors, and with the assistance of a reputable independent ESG consulting firm.

Our Impact Report is available on our website at https://innoviz.tech/esg. Neither the report nor the content of our website are incorporated by reference into this Annual Report.

Regulation

Autonomous vehicles are subject to emerging regulatory frameworks in the United States at the federal and state levels. In general, at both the federal and state level, the United States has supported testing and development of autonomous functionality through open information exchange. For example, in January 2021, NHTSA expanded its AV TEST Initiative from a pilot to a full program, and through this Initiative a variety of stakeholders provide documentation covering specific topics, such as how automated systems detect objects on the road, how information is displayed to drivers, what cybersecurity measures are in place and the methods used to test the design and validation of autonomous driving systems. NHTSA has been utilizing this information to impose additional regulatory obligations on ADAS and autonomous driving systems.  In particular, NHTSA has been engaged in rulemaking to update certain FMVSS to address ambiguities and other issues created by the application of FMVSS to innovative, non-conventional vehicle designs utilized, or anticipated to be utilized, in certain ADAS and autonomous driving vehicles. In 2023, NHTSA promulgated the “Occupant Protection for Vehicles with Automated Driving Systems” final rule to update several FMVSS to account for vehicles that are equipped with ADAS and do not have traditional manual controls associated with human drivers. It also jointly proposed a rule with FMCSA regarding AEB test devices for heavy vehicles. In 2024, NHTSA finalized rules to update FMVSS for crash avoidance, safety messaging and passengerless vehicles as well as a rule to require AEB by 2029 in all passenger and light duty vehicles. On January 15, 2025, NHTSA proposed a voluntary national framework for the evaluation and oversight of certain vehicles equipped with automated driving systems.  The proposed framework, called AV STEP, that would remove the 2,500 cap on driverless vehicles allowed on the roadways and expand as well as streamline the program for exemption from FVMSS for ADS-equipped vehicles, but would impose additional data reporting requirements on all vehicles participating in AV STEP. Although we do not anticipate any near-term impediments to our technology and products, the situation is an evolving one with some uncertainties and elements beyond our control. Many states in the U.S. have long imposed various requirements on autonomous vehicle development and testing, including operational, registration and financial assurance requirements for certain autonomous vehicle functions and activities. For example, California has been regulating autonomous vehicles in some fashion since 2012 through various restrictions and appears poised to continue to do so, as in December 2022, California introduced new legislation that would prohibit full self-driving marketing claims. It is possible that restrictions at the state level in the U.S. will ease or be removed as the data and experience supporting the safety of autonomous functionality continues to grow, but we cannot predict when or whether that might happen.

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

Overall, the regulatory landscape is still evolving rapidly, and uncertainties exist in the U.S. due to the recent change in Presidential Administration. As legal frameworks around autonomous vehicles continue to develop and change in the U.S. and elsewhere, we may become subject to additional regulatory schemes and requirements.

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

Legal Proceedings

From time to time, we may become involved in actions, claims, suits, and other legal proceedings arising in the ordinary course of our business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters. We are currently not a party to any material actions, claims, suits or other legal proceedings the outcome of which, if determined adversely to it, would individually or in the aggregate have a material adverse effect on our business, financial condition, and results of operations. See Note 9 of our consolidated financial statements included elsewhere in this Annual Report, which is incorporated by reference in this Item 4.B., for additional information regarding the Lawsuit.

C. Organizational Structure

The legal name of our company is Innoviz Technologies Ltd. and we are organized under the laws of the State of Israel. We have four wholly owned subsidiaries: Innoviz Technologies Inc., which is incorporated in the United States; Innoviz Technologies GmbH, which is incorporated under the laws of Germany; Innoviz Software Centre Bucharest S.R.L, which is incorporated under the laws of Romania; and Innoviz Technologies Trading Shanghai Co., Ltd., which is incorporated under the laws of the People’s Republic of China.

Innoviz Technologies BY LLC, formerly a wholly owned subsidiary incorporated under the laws of Belarus, was liquidated in November 2024 following the cessation of its operations in 2022.

D. Property, Plant and Equipment

Our corporate headquarters are located in Rosh HaAin, Israel, where we currently lease an office with approximately 16,350 square meters pursuant to a lease agreement dated November 1, 2021 (the “Lease Agreement”) (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F for the Year Ended December 31, 2021 filed with the SEC on March 30, 2022). This facility contains engineering, research and development, testing, product, sales and administrative functions. The initial term under the Lease Agreement is for 67 months and expires on January 31, 2028. We have an option under the Lease Agreement to renew the lease for additional 60 months, which will be exercised automatically unless we inform the lessor in advance. We also lease a small office space in Santa Clara, California, pursuant to a lease agreement that is in effect until July 31, 2025, and a small office in Munich, Germany, pursuant to a lease agreement that is in effect until November 15, 2027.

Unless otherwise stated, all our facilities are utilized. We believe that our offices and facilities (as currently conducted and in accordance with future plans) are adequate for our current needs and that suitable additional or substitute space will be available when needed.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations together with the audited annual consolidated financial statements and the related notes included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled Item 3.D. “Key Information—Risk Factors” of this Annual Report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Company Overview

We are a leading Tier-1 direct supplier of high-performance, automotive grade LiDAR sensors and perception software that feature technological breakthroughs across core components and bring enhanced vision and superior performance to enable safe autonomous driving at a mass scale. We believe that we provide a comprehensive solution for OEMs and Tier-1 partners that are developing and marketing autonomous driving vehicles to the passenger car and other relevant markets, such as robotaxis, shuttles, delivery vehicles and trucks.

We were founded in 2016. From our founding, our culture drew from our core values of solving sophisticated technological problems through creativity and agile thinking. We have relied on these values to address the needs of autonomous vehicles in a manner that strikes the desired balance between performance and cost. We created a new type of LiDAR sensor from the chip-level up, including a suite of powerful and sophisticated software applications for high-performance computer vision to allow superior perception. In 2018, we achieved a design win to power BMW’s Level 3 autonomous platform, a program which reached maturity during 2024 and with vehicles already being sold with our LiDARs and perception software.

Since 2021, we have funded the development of two production path programs: the InnovizOne and InnovizTwo LiDAR sensor and perception software suites. With the InnovizOne program transitioned from the development phase into full series production in 2024, we eliminated duplicative cost structures and reduced spending on InnovizOne development, while reinvesting a portion of the savings into the InnovizTwo sensor and perception software platform. All quoting and bidding activity in our request for information and request for quotation pipeline is now focused on the InnovizTwo platform.

During 2022, we made the strategic decision to become a Tier-1 supplier of LiDAR and perception software to the automotive industry. This decision allows us to have direct technical discussions with end customers and to improve pricing to automotive OEMs with the goal of continuing to strengthen our position in the automotive market. This strategic decision has played a significant role in our subsequent major OEM program wins, as discussed below.

In 2022, following more than two years of extensive diligence and qualification, we were selected by Volkswagen as its direct LiDAR supplier for automated vehicles within the Volkswagen brands with our InnovizTwo next generation high-performance automotive-grade LiDAR sensor, and in 2023, we announced that Volkswagen aims to expand its use of our InnovizTwo LiDAR to its existing light commercial vehicle program, the I.D Buzz.

In 2024, we announced that Mobileye will use the InnovizTwo Long-Range and the new InnovizTwo Short- to Mid-Range LiDARs for the Mobileye Drive™ platform. The new InnovizTwo Short- to Mid-Range leverages InnovizTwo Long-Range’s maturity and is designed to meet the requirements for light commercial vehicles, shuttles, robotaxis, and can be customized to suit a wide array of vehicular design and functionality requirements. We believe that the combination of our LiDARs and Mobileye’s platform is critical to enabling comprehensive sensing capabilities for navigating complex urban environments and enhancing the overall safety and reliability of autonomous driving systems, and that this partnership showcases the flexibility of our LiDARs to work across a variety of vehicle platforms to further testing and deployment of autonomous vehicles. Our partners are leaders in deploying new technologies into the automotive industry. We believe that our close cooperation with these partners and OEMs positions us well to make Level 3 and Level 4 autonomous driving a commercial reality.

The sustained cooperation with our customers provides our engineers and other research and development personnel with a valuable competitive edge. These engineers and other research and development personnel have been meticulously trained to design, operate, and verify our many ground-breaking innovations in accordance and in compliance with the ISO26262 standard for Functional Safety in the automotive industry, and the IATF 16949:2016 certification for Quality Management in the automotive industry. Compliance with these and other standards have been enforced by regular ongoing audits of Innoviz and rigorous testing by our key suppliers, existing customers and prospective customers that thoroughly review the performance of various elements of our operations. As a result, our products have been constructed from the bottom up with hardware and software technology that meets the most stringent automotive safety, quality, environmental, manufacturing, and other standards.

Our innovation has produced LiDAR solutions that deliver market leading performance and that meet the current demanding safety requirements for Level 2+ through Level 5 autonomous vehicles at price points suitable for mass produced passenger vehicles.

Our robust software suite enables our ~905nm wavelength laser-based LiDAR architecture to be easily leveraged to provide compelling solutions for Level 2+ through Level 4 (and Level 5 when applicable), using both our long- and medium-range LiDARs. Our integrated custom design of advanced hardware and software components, which leverages the multidisciplinary expertise and experience of our team, enables us to provide autonomous solutions that we believe will accelerate widespread adoption across automakers at serial production scale. This means that we are positioned to penetrate the current market, which is focused primarily on Level 2+, Level 3 and Level 4 production, and to continue to capture and extend our market share to 5 as the market continues to mature.

We are currently expanding our third-party manufacturing capacity through contract manufacturers to meet an anticipated increase in customer demand for our products.

Recent Developments

Entered into Multi-Year NRE Payment Plan with Key Customers

On December 23, 2024, we announced a multi-year NRE payment plan of approximately $80 million with key existing customers. NREs are expected to be paid between 2025 and 2027, of which over $40 million are expected to be paid in 2025 with further amounts expected in 2026 and 2027. These payments would be incremental to revenues generated from ongoing sales of LiDAR products based on existing and expected new orders coming from new programs. There can be no assurances, however, that we will enter into definitive agreements, orders or receive payments with respect to the NRE payment plan.

Regained Compliance with Nasdaq’s Minimum Bid Price Requirement

On January 2, 2025, we announced that we received formal written confirmation from Nasdaq confirming that the Company has regained compliance with Nasdaq’s minimum bid price requirement. The closing bid price of the ordinary shares was at $1.00 per share or greater for 10 consecutive business days from December 16 to December 30, 2024. Accordingly, Nasdaq Listing Qualifications Staff notified the Company that it determined that the Company regained compliance with Nasdaq Listing Rule 5550(a)(2), and that the matter was closed.

Integration of Perception Software with NVIDIA DRIVE AGX Orin

On January 7, 2025, we announced our collaboration with NVIDIA to allow our perception software to run seamlessly with the NVIDIA DRIVE AGX Orin platform, offering a range of software-driven features designed to accelerate autonomous driving applications by allowing for real-time processing and advanced understanding of the vehicle’s environment, enabling exceptional object detection, classification, and tracking capabilities.

Optimization of Operations

On February 4, 2025, we announced an optimization of our operations to extend our cash runway and accelerate progress towards profitability and free cash flow generation, which includes a reduction in our employee headcount by approximately 9% during the first quarter of 2025.

Registered Direct Offering

On February 10, 2025, we entered into the Securities Purchase Agreement with the Purchasers. Pursuant to the Securities Purchase Agreement, we agreed to sell in the Offering 28,776,978 units to the Purchasers at a purchase price of $1.39 per unit, with each unit consisting of one ordinary share and eight tenths of a warrant to purchase one ordinary share. The Offering was consummated on February 12, 2025. We received net proceeds of approximately $37.3 million, after deducting the placement agent fees and offering expenses. The ordinary shares and warrants were issued separately. The warrants are exercisable at $1.69 per share and will expire on February 12, 2030. A holder of the warrants will not have the right to exercise any portion of its warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates or any other persons whose beneficial ownership of ordinary shares would be aggregated with the holder’s or any of the holder’s affiliates), would beneficially own ordinary shares in excess of 4.99% (or, at the election of the holder, 9.99%) of the number of the ordinary shares outstanding immediately after giving effect to such exercise.

Appointment of Ido Luski

Udy Gal-On, the Company’s Chief Operating Officer, will transition into the role of Co-Chief Operating Officer during the second quarter of 2025. Ido Luski, currently the Company’s VP Delivery, will assume the role of Co-Chief Operating Officer alongside Mr. Gal-On during the second quarter of 2025.

Key Factors Affecting Innoviz’s Operating Results

We believe that our future performance and success depends to a substantial extent on the following factors, each of which is in turn subject to significant risks and challenges, including those discussed below and in the section of this Annual Report entitled Item 3.D. ”Key Information—Risk Factors.”

Market Adoption

We believe that widespread adoption of LiDAR across applications for autonomy is approaching and that we are well-positioned in both automotive and nonautomotive markets to take advantage of this opportunity. Nevertheless, automotive OEMs and their suppliers have commenced the commercialization of autonomous systems that rely on LiDAR technology. Accordingly, we expect the rate of actual adoption and commercialization of LiDAR-based solutions by automotive OEMs and their suppliers to impact our results of operations, including revenue and gross margins, for the foreseeable future. Given the focus of the consumer automotive market on Level 4, 3 and 2+ segments, we expect these verticals to continue to grow over the short to medium term, we are aligning our focus and efforts on these segments, specifically via our InnovizTwo product.

We believe that InnovizTwo will drive significant revenue growth in the near to medium term. We also believe that market penetration of InnovizTwo will drive revenues in the Level 4 and 3 segments of the market. This is because the architecture of our products, which feature agile configuration of multiple components, allow us to offer different product configurations based on the same hardware with only software modification. Accordingly, we can address multiple market needs and niches without the need to develop several hardware configurations. Therefore, our LiDAR solution enables upgrade from Level 2+ to Level 3 through a vehicle software update without changes to the hardware components or the need of new hardware.

We also target markets such as robotaxis, shuttles, delivery vehicles, trucks and, potentially, others. We believe that LiDAR-based solutions in these emerging markets are still in the pre-commercial development stage and, as a result, our future success also depends on customers in these industries adopting and bringing these solutions to commercial scale.

Design Wins

Our solutions are designed to be key enabling technologies for OEMs in automotive and other applications. Because our solutions must be integrated into a broader platform by the OEM, it is critical that we achieve design wins with these customers. The time necessary to achieve design wins varies based on the market and application. The design cycle in the automotive market tends to be substantially longer and more onerous than in other markets. Even within the automotive market, achieving a design win with an automotive OEM takes considerably longer than a design cycle for an aftermarket application. We consider design wins to be critical to our future success, although the revenue generated by each design win and the time necessary to achieve such a win can vary significantly making it difficult to predict our financial performance.

Product Cost and Margins

Our results of operations will depend on our ability to leverage the fixed costs involved in production of our current products and our ability to improve gross margins on the basis of volume and manufacturing efficiencies.

InnovizTwo platform is based on an improved design, which allows: (i) lower bill of materials, and (ii) more efficient manufacturing process, which together may allow for a significant cost reduction and improved gross margins.

Continued Investment and Innovation

Our unique LiDAR and perception solutions feature technological breakthroughs across core components and allow us to act as one of the leading suppliers in a competitive market. We believe that our financial performance is significantly dependent on our ability to maintain this position. This in turn will depend on our future research and development investments and our ability to attract and retain highly qualified and experienced research and development personnel. These are necessary to both continue the work required on our current products and future products to full commercialization, and to identify and respond to rapidly evolving customer requirements, develop and introduce innovative new products and enhance and service existing products. Failure to do this could adversely affect our market position and our revenue, and our research and development investments may not be recovered.

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

Operating Expenses

Research and Development

Our research and development efforts are focused on enhancing and developing cost efficient LiDAR solutions and the accompanying software suite.

Research and development expenses include:

•	personnel-related expenses, including salaries, benefits, and stock-based compensation expense for personnel in research and engineering functions;

•	expenses related to materials, software licenses, depreciation, supplies and third-party services;

•	prototype expenses; and

•	an allocated portion of facility and IT costs.

We expense research and development costs as incurred until the point that technological feasibility is reached, which for our software products is generally shortly before the products are released to production. We expect that our research and development expenses will continue to be significant for the foreseeable future as we invest in research and development activities to improve and enhance our product portfolio.

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

We expect our sales and marketing expenses to be similar as we focus our marketing activities in the automotive market.

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

We expect our general and administrative expenses to be similar.

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

A. Results of Operations

For a discussion of our results of operations for the year ended December 31, 2022, including a year-to-year comparison between the years ended December 31, 2023 and December 31, 2022, as well as a discussion of our liquidity and capital resources for the year ended December 31, 2022, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 12, 2024.

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this Annual Report. The following table sets forth our consolidated results of operations data for the periods presented:

	Year ended December 31,
	2024	2023
	(In thousands, except share and per share data)
Revenues	$24,268	$20,876
Cost of revenues	(25,429)	(32,490)
Gross loss	(1,161)	(11,614)
Operating expenses:
Research and development	73,817	92,676
Sales and marketing	7,474	8,777
General and administrative	19,466	19,535
Total operating expenses	100,757	120,988
Operating loss	(101,918)	(132,602)
Financial income, net	7,328	9,790
Loss before taxes on income	(94,590)	(122,812)
Taxes on income	(167)	(642)
Net loss	$(94,757)	$(123,454)

Basic and diluted net loss per ordinary share	$(0.57)	$(0.84)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	167,216,070	147,480,521

Comparison of the Years Ended December 31, 2024 and 2023

Revenues

	Year ended December 31,		Change	Change
	2024	2023	$	%
	(In thousands)	(In thousands)	(In thousands)
Revenues	$24,268	$20,876	$3,392	16%

Revenues increased by approximately $3.4 million, or 16%, to approximately $24.3 million for the year ended December 31, 2024, from approximately $20.9 million for the year ended December 31, 2023.

The increase in revenues was primarily due to increased sales of NRE, which contributed $18.0 million in revenues during the year ended December 31, 2024 compared to $15.2 million in revenues during the year ended December 31, 2023, as well as increased sales of LiDAR sensors and critical components.

Cost of Revenues and Gross Margin

	Year ended December 31,		Change	Change
	2024	2023	$	%
	(In thousands except percentages)		(In thousands)
Cost of revenues	$25,429	$32,490	$(7,061)	(22)%
Gross margin	(5)%	(56)%

Cost of revenues decreased by approximately $7.1 million, or 22%, to approximately $25.4 million for the year ended December 31, 2024, from approximately $32.5 million for the year ended December 31, 2023.

The decrease in cost of revenues was primarily due to decreased production inefficiencies of InnovizOne, decreased excess and obsolete inventory and decreased machinery depreciation. The decrease in cost of revenues was partially offset by an increase in cost related to sales of NRE. Gross margin increased to approximately (5)% for the year ended December 31, 2024, from approximately (56)% for the year ended December 31, 2023, primarily due to increased sales of NRE, as well as the same factors that resulted in the decrease in cost of revenues.

Operating Expenses

	Year ended December 31,		Change	Change
	2024	2023	$	%
	(In thousands)	(In thousands)	(In thousands)
Research and development	$73,817	$92,676	$(18,859)	(20)%
Sales and marketing	7,474	8,777	(1,303)	(15)%
General and administrative	19,466	19,535	(69)	(0)%
Total operating expenses	$100,757	$120,988	$(20,231)	(17)%

Research and Development

Research and development expenses decreased by approximately $18.9 million, or 20%, to approximately $73.8 million for the year ended December 31, 2024, from approximately $92.7 million for the year ended December 31, 2023.

The decrease was primarily attributable to decreased payroll of $8.7 million (primarily related to allocation of direct costs related to sales of NRE and decreased personnel expenses), decreased materials purchases and prototype expenses of $3.7 million, decreased third-party consulting services and software expenses of $3.6 million and decreased stock-based compensation of $2.5 million.

Sales and Marketing

Sales and marketing expenses decreased by approximately $1.3 million, or 15%, to approximately $7.5 million for the year ended December 31, 2024, from approximately $8.8 million for the year ended December 31, 2023.

The decrease was primarily attributable to decreased payroll of $0.8 million (primarily attributed to a decrease in headcount), decreased consulting services expenses of $0.2 million and decreased stock-based compensation of $0.2 million.

General and Administrative

General and administrative expenses were approximately $19.5 million for the year ended December 31, 2024, compared to General and administrative expenses of approximately $19.5 million for the year ended December 31, 2023.

 The difference was primarily related to decreased stock-based compensation of $1.1 million, offset by increased consulting services (primarily legal) of $0.9 million and increased payroll of $0.2 million.

Financial Income, net

	Year ended December 31		Change	Change
	2024	2023	$	%
	(In thousands)	(In thousands)	(In thousands)
Financial income, net	$7,328	$9,790	$(2,462)	(25)%

Financial income, net was approximately $7.3 million for the year ended December 31, 2024, compared to financial income, net of approximately $9.8 million for the year ended December 31, 2023.

The decrease was primarily related to decreased bank deposit interest income of $1.1 million, decreased net gain related to marketable securities of $0.8 million, warrants liability revaluation of $0.3 million as well as foreign currency exchange differences (also including differences arising from our ILS denominated lease liabilities under ASC 842) of $0.2 million.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Risk

Our financial results are reported in USD, and changes in the exchange rate between USD and local currencies in the countries in which we operate (primarily ILS) may affect the results of our operations. In the year ended December 31, 2024, approximately 92% of our revenues were denominated in USD. The USD cost of our operations in countries other than the United States may be negatively influenced by devaluation of the USD against other currencies.

During the year ended December 31, 2024, the value of the USD appreciated against the value of the ILS by approximately 0.6%. Our most significant foreign currency exposures are related to our operations in Israel. We hedge our anticipated exposure by exchanging USD into ILS in amounts sufficient to fund up to three months of operations and monitoring foreign currency exchange rates over time.

Interest Rate Risk

Our investment strategy is to achieve a return that will allow us to preserve capital and meet our liquidity requirements. We invest in bank deposits and marketable securities, primarily in USD.

Our cash and cash equivalents are exposed to market risk related to changes in interest rates, which is affected by changes in the general level of the Bank of Israel interest rates and United States Federal Reserve interest rates. Due to the short-term nature and the low-risk profile of our interest-bearing accounts, an immediate 10% change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents, bank deposits and restricted deposits or on our financial position or results of operations.

Our investments in marketable securities are primarily in securities with an average credit rating of “A” and a maturity of up to three years. We do not intend to invest more than 5% of our investment portfolio in a single security at time of purchase.

Other Market Risks

We do not believe that inflation had a material effect on our business, financial conditions or results of operations during the years ended December 31, 2024 and 2023.

B. Liquidity and Capital Resources

Sources of Liquidity

During the years ended December 31, 2024 and 2023, we funded our operations primarily from the approximately $370 million in proceeds we received in connection with the Business Combination (completed in April 2021) and, to a lesser extent, from the approximately $61.4 million in net proceeds we received from our August 2023 underwritten equity offering and the revenues generated from the sale of goods and services.

As of December 31, 2024, we had approximately $68.0 million in cash and cash equivalents, short term bank deposits, short term restricted cash and marketable securities. Cash equivalents and marketable securities are invested in accordance with our investment policy.

Cash Flow Summary

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2024	2023
	(In thousands)	(In thousands)
Net cash used in operating activities	$(76,955)	$(93,053)
Net cash provided by investing activities	75,468	1,064
Net cash provided by financing activities	224	61,856
Effect of exchange rate changes on cash, cash equivalents and restricted cash	308	515
Net decrease in cash, cash equivalents and restricted cash	$(955)	$(29,618)

Operating Activities

During the year ended December 31, 2024, operating activities used approximately $77.0 million. The primary factors affecting operating cash flows during the year ended December 31, 2024 were the net loss of approximately $94.8 million, impacted by non-cash charges of approximately $17.8 million consisting of stock-based compensation of approximately $19.7 million, depreciation and amortization of approximately $7.8 million, remeasurement of private warrants of approximately $(0.2) million and an increase in working capital of approximately $(9.5) million.

During the year ended December 31, 2023, operating activities used approximately $93.1 million. The primary factors affecting operating cash flows during the year ended December 31, 2023, were the net loss of approximately $123.5 million, impacted by non-cash charges of approximately $30.4 million consisting of stock-based compensation of approximately $22.3 million, depreciation and amortization of approximately $9.2 million, remeasurement of private warrants of approximately $(0.5) million and an increase in working capital of approximately $(0.6) million.

Investing Activities

During the year ended December 31, 2024, cash provided by investing activities was approximately $75.5 million, which primarily resulted from withdrawal of bank deposits of approximately $127.3 million and proceeds from sales and maturities of marketable securities of approximately $62.2 million, partially offset by investment in marketable securities of approximately $55.5 million, investment in bank deposits of approximately $54.1 million and purchase of property and equipment of approximately $4.4 million.

During the year ended December 31, 2023, cash provided by investing activities was approximately $1.1 million, which primarily resulted from the withdrawal of bank deposits of approximately $141.5 million, proceeds from sales and maturities of marketable securities of approximately $83.5 million, partially offset by investments in bank deposits of approximately $165.6 million, investment in marketable securities of approximately $51.7 million and purchases of property, plant, and equipment of approximately $6.6 million.

Financing Activities

During the year ended December 31, 2024, cash provided by financing activities was approximately $0.2 million resulting from the exercise of employee stock options.

During the year ended December 31, 2023, cash provided by financing activities was approximately $61.9 million resulting from $61.4 million in net proceeds from underwritten public offering and $0.5 million from the exercise of employee stock options.

Funding Requirements

We expect to continue to invest substantially in our research and development activities and incur commercialization expenses related to product sales, marketing, manufacturing and distribution. As we achieve further commercial success, we may need to obtain additional funding to support our continuing operations. In addition, our financial stability is reviewed by existing and potential customers from time to time and we believe that a stronger cash position provides us additional time to execute our growth strategy and is perceived positively by such customers and may also provide us with higher grading in such customers’ diligence processes. If we are unable to obtain capital when and if needed or on attractive terms, we could be forced to delay, reduce or eliminate some of our research and development programs or future commercialization efforts.

As of December 31, 2024, we had cash and cash equivalents, short term bank deposits, short term restricted cash and marketable securities of approximately $68.0 million. We expect those funds to be sufficient to continue to execute our business plan for at least the next 12 months.

Additionally, we intend to fund our operations from revenues generated from the sale of goods and services, together with funds received under the registered direct offering and savings pursuant to optimization of our operations (both of which took place early in 2025).

We also expect our losses to be similar or lower in future periods as we:

•	anticipate additional inflows of NRE payments from various programs to balance some of our losses;

•	expand production capabilities to produce our LiDAR solutions, and accordingly incur costs associated with outsourcing the production of our LiDAR solutions;

•	expand our design, development, installation and servicing capabilities;

•	continue to invest in research and development;

•	increase our test and validation activities as part of our Tier-1 responsibilities;

•	produce an inventory of our LiDAR solutions; and

•	continue to invest in sales and marketing activities and develop our distribution infrastructure.

Because we will incur costs and expenses from these efforts and the incremental revenue will not be sufficient to cover these costs and expenses, losses in future periods will be significant. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.

Off-Balance Sheet Arrangements

Our remaining performance obligations are comprised of application engineering services not yet rendered. As of December 31, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations was $15.3 million, which we expect to recognize as revenues within the next 12 months.

Other than as set forth above, we have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

C. Research and Development, Patents and Licenses, etc.

Research and Development

We have invested a significant amount of time and expense into research and development of LiDAR-based technologies. Our research and development team is the largest department in the company and, as of December 31, 2024, was comprised of 340 employees. Our ability to maintain a leadership position in the industry depends to a great degree on our ongoing research and development activities. Our research and development team includes engineers and researchers with a diverse range of expertise and diverse levels of experience and academic backgrounds, including holders of B.Sc., M.Sc. and PhD degrees from leading academic institutions. Our research and development activities are largely conducted at our headquarters in Rosh HaAin, Israel.

Creating an automotive-grade, eye-safe and cost efficient ~905nm wavelength LiDAR solution and the accompanying software suite required the efforts of a multi-disciplinary team with expertise spanning optics, lasers, mechanical engineering, micro-electronics, chip design, MEMS design, complex IC packaging, algorithms, neural networks, systems engineering and software architecture and engineering.

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

We evaluate each performance obligation to determine if it is satisfied at a point in time or over time.

Inventory Reserves

Our inventory are stated at the lower of cost or estimated net realizable value. Cost of inventory is determined as follows:

•	Raw materials and work in process - based on weighted average cost.

•	Finished goods - mainly based on weighted average standard cost method.

We charge cost of revenue for write-downs of inventory which are obsolete or in excess of anticipated demand based on a consideration of marketability and product life cycle stage, product development plans, component cost trends, demand forecasts, historical revenue, and assumptions about future demand and market conditions.

Losses expected to arise from firm non-cancellable commitments for future purchases of inventory are charged to cost of revenues unless the losses are recoverable through firm sales contracts or other means.

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

A. Directors and Senior Management

The following table provides information about our directors and executive officers as of March 1, 2025. The address for each of the directors and executive officers is 5 Uri Ariav Street, Building C, Rosh HaAin, Israel 4809202.

Name	Age	Position(s)
Omer Keilaf	45	Chief Executive Officer, Co-Founder and Director
Eldar Cegla	55	Chief Financial Officer
Avishay Moscovici	57	Chief Research & Development Officer
Elad Hofstetter	43	Chief Business Officer
Udy Gal-On	56	Co-Chief Operating Officer
Ido Luski	50	Co-Chief Operating Officer
Amichai Steimberg	62	Chairperson of the Board of Directors
Aharon Aharon	70	Director
Dan Falk	80	Director
Stefan Jacoby	67	Director
Ronit Maor	54	Director
James Sheridan	57	Director
Orit Stav	54	Director
Alexander von Witzleben	61	Director

Executive Officers

Omer David Keilaf, Chief Executive Officer, Co-Founder and Director

Omer Keilaf is the Co-Founder of our company and has served as our Chief Executive Officer since January 2016. Mr. Keilaf has also served as a member of the board of directors of our company since January 2016. Mr. Keilaf serves as a member of the board of directors of Perception Capital Corp. II (Nasdaq: PCCT) since October 2021. Mr. Keilaf held senior leadership roles at companies including Consumer Physics, Inc., STMicroelectronics N.V. (NYSE: STM) and in an elite technological unit of the Intelligence Corps of the IDF, where he served as the System and Product Team Manager, research and development manager, and Project Manager and System Architecture Manager, respectively. Mr. Keilaf holds a BSc and MSc in Electrical Engineering and an MBA, all from Tel Aviv University, Israel where he has also served as a lecturer.

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

Avishay Moscovici, Chief Research & Development Officer

Avishay Moscovici has served as our Chief Research & Development Officer since February 2024. He previously served as our VP Software Engineering from 2019 to 2024 and as our Director of Software Engineering from 2017 to 2019. Prior to joining Innoviz, Mr. Moscovici served as VP of Research & Development at Rachip Ltd. from 2016 to 2017. Before joining Rachip Ltd., Mr. Moscovici served in a number of roles in Motorola Semiconductor/Freescale Semiconductor Israel from 2000-2016, including Director of Engineering, overseeing its software and hardware activities. Mr. Moscovici holds a BSc and an MSc in Electronic Engineering, and an MBA in Information Systems from Tel-Aviv University, Israel, all Magna Cum Laude.

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

Udy Gal-On, Co-Chief Operating Officer

Udy Gal-On has served as our Chief Operating Officer since March 2021. Prior to joining our company, Mr. Gal-On served as the VP Operations and VP Strategic Projects of SolarEdge Technologies, Inc. from 2012 to 2021, as the VP Engineering of ECI Telecom Ltd. from 2007 to 2012, as the Product Engineering Department Manager of Marvell Semiconductor, Inc. from 2005 to 2007 and as VP Operations of Mysticom Semiconductor Ltd. from 2002 to 2005. Mr. Gal-On holds a BSc in Mechanical Engineering and a MSc in Quality & Reliability Engineering, each from the Technion-Israel Institute of Technology. In the second quarter of 2025, Mr. Gal-On will transition into the role of Co-Chief Operating Officer aside Mr. Luski.

Ido Luski, Co-Chief Operating Officer

Ido Luski will assume the role of Co-Chief Operating Officer aside Mr. Gal-On in the second quarter of 2025. He previously served as our VP Delivery from 2021 to 2025 and as our Director of Project Management from 2019 to 2021. Prior to joining Innoviz, Mr. Luski served as Director of System Engineering at Intel Corporation’s (Nasdaq: INTC) RealSense group and managed system engineering groups at Elbit Systems Ltd. (TASE: ESLT). Mr. Luski holds a BSc in Software Engineering from the Academic College of Tel Aviv-Yaffo, Israel, and an MBA from Tel-Aviv University, Israel.

Directors

Amichai Steimberg, Chairperson of the Board of Directors

Amichai Steimberg has served on our board of directors since April 2021 and currently serves as the chairperson of the board of directors. Mr. Steimberg previously served as President and Chief Operating Officer of Orbotech Ltd. from 2013 to 2019, and as chief executive officer of Orbotech Ltd. from 2019 to 2020. Mr. Steimberg is the managing partner of Amplify Operating Partners Ltd. and serves as a board member for several private companies and non-profit organizations. Mr. Steimberg holds a BSc in Agricultural Economics and an MBA from the Hebrew University in Jerusalem.

Aharon Aharon, Director

Aharon Aharon has served on our board of directors since April 2021. Since 2021, Mr. Aharon has run and operated C-Perto, a consulting service that he cofounded. He also currently serves on the board of directors of The Tel Aviv Stock Exchange Ltd. as an independent director and as a director of the Center of Educational Technology (CTE) and E4E – Education for Excellence, both are Israeli non-governmental organizations. From 2017 to 2021, Mr. Aharon served as the Chief Executive Officer of the Israel Innovation Authority (the “IIA”), an independent public entity that operates for the benefit of the Israeli innovation ecosystem and Israeli economy as a whole. Prior to joining the IIA, Mr. Aharon served as the Corporate Vice President of Hardware Technologies and General Manager of Apple Israel from 2011 to 2017. Prior to his time at Apple, Mr. Aharon served as the chief executive officer of Camero, a leading provider of UWB imaging radars, from 2004 to 2010 (when the company was acquired). In addition, Mr. Aharon served as chairperson of the board of directors of Discretix Technologies from 2003 to 2010 (Discretix was acquired by ARM in 2014). From 2001 to 2003, Mr. Aharon was the chief executive officer of Seabridge. Prior to joining Seabridge, Mr. Aharon was the Chief Operating Officer of Zoran, a Silicon Valley-based, leading provider of digital solutions in the digital entertainment and digital imaging market. Mr. Aharon started his professional career at IBM Research and has a BSc in Computer Engineering and a MSc in Electrical Engineering from the Technion-Israel Institute of Technology.

Dan Falk, Director

Dan Falk has served on our board of directors since April 2021. Mr. Falk currently serves as a member of the board of directors of the following companies: Nice Ltd. (Nasdaq: NICE) and Evogene (Nasdaq: EVGN). From 1999 to 2001, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd. (acquired by KLA Corporation (NYSE: KLAC)), the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank. During the past five years, Mr. Falk served as a member of the board of directors of the following public companies, for which he no longer serves as a director: Attunity Ltd. (acquired by QlikTech International AB), Orbotech Ltd. (NYSE: KLAC) and Ormat Technologies Inc. (NYSE: ORA). Mr. Falk holds a B.A. degree in Economics and Political Science and an MBA, both from the Hebrew University.

Stefan Jacoby, Director

Stefan Jacoby has served on our board of directors since January 2024. Mr. Jacoby currently serves as a member of the board of directors of the following companies: Sion Power Corporation and Openlane Inc. (NYSE:KAR). Mr. Jacoby also serves as a member of the compensation and nomination committee of Openlane Inc. His prior experience includes roles as executive vice-president of General Motors Company, global chief executive officer and president of Volvo Car Corporation, Sweden and chief executive officer and president of Volkswagen Group of America. Mr. Jacoby also holds a degree in Business Administration from the University of Cologne.

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

James Sheridan, Director

James Sheridan has served on our board of directors since April 2021. Mr. Sheridan is a senior operating executive with over 25 years of experience and deep experience in the automotive industry. Since 2020, Mr. Sheridan has served as President of Perception Capital Partners. Mr. Sheridan has experience as both an operating executive (Chief Procurement Officer) and as a leader of the Purchasing Practice at McKinsey. His prior experiences include roles as CPO at Forterra Inc., Senior Expert at McKinsey, CPO at Champion, and a variety of roles with Ford Motor. Mr. Sheridan earned a B.A. from the College of the Holy Cross and MBA from Carnegie Mellon. Mr. Sheridan was appointed by Perception, which is entitled to appoint one director for so long as it beneficially owns at least 50% of the total number of ordinary shares it beneficially owned at the date of the closing of the Business Combination.

Orit Stav, Director

Orit Stav has served on our board of directors since April 2021. Ms. Stav is a seasoned investment manager with 20 years of experience in the technology, venture capital, and private equity sectors. Ms. Stav currently serves as a member of the board of directors of: Menora Mivtachim Holdings Ltd., Camtek Ltd., Doral Renewable Energy Resources Ltd., and Effi Capital Nadlan. Since 2015, Ms. Stav has served as a Managing Partner at Israel Innovation Partners. Prior to that, she represented Siemens Venture Capital in Israel and led investments in technology startups. Ms. Stav holds an MBA from Hertfordshire University, UK.

Alexander Von Witzleben, Director

Alexander von Witzleben has served on our board of directors since December 2023. Mr. von Witzleben served in different executive positions in Arbonia AG since 2015 and currently serves as executive chairperson of its board and a member of its nomination, compensation and audit committees. In addition, Mr. von Witzleben currently serves as the chairperson of the board of directors of Feintool International Holding, AG, chairperson of the supervisory board of PVA TePla AG and VERBIO Vereinigte BioEnergie AG, and serves as a board member and supervisory board member for several private companies. Mr. von Witzleben holds a degree in economics and business administration from the University of Passau, Germany.

B. Compensation of Directors and Executive Officers

The table below reflects the Company’s compensation costs related to the employment of our five most highly compensated office holders (as defined in Israel’s Companies Law) with respect to the year ended December 31, 2024. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites (such as car and phone), social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company (in USD), as recognized in our financial statements for the year ended December 31, 2024, including compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our directors’ and officers’ liability insurance policy in accordance with applicable law and our Articles.

Name and Principal Position(1)	Salary and benefits(2)	Bonus	Equity-Based Compensation(3)	Total
Omer Keilaf (Chief Executive Officer)	$436,982	$0	$1,267,497	$1,704,479
Oren Buskila (former Chief Research & Development Officer)	$167,362	$0	$429,631	$596,994
Udy Gal-On (Co-Chief Operating Officer)	$266,813	$0	$443,859	$710,672
Eldar Cegla (Chief Financial Officer)	$295,970	$0	$334,691	$630,661
Avishay Moscovici (Chief Research & Development Officer)	$283,718	$0	$260,814	$544,532

(1)	All Covered Executives were employed on a full time (100%) basis during 2024. Mr. Buskila resigned from his position as Chief Research & Development Officer on February 28, 2024.

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

(3)
Represents the equity-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2024, based on the equity fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 11 to our consolidated financial statements included in this Annual Report.

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

We do not have any written agreement with any director providing for benefits upon the termination of such director’s relationship with our Company.

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

Aggregate Compensation of Office Holders

The aggregate compensation, including stock-based compensation, paid by our company to its executive officers and directors as a group for the year ended December 31, 2024, was approximately $6.4 million (including one executive officer who left the Company during 2024). Such amount includes approximately $0.3 million paid for pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefit costs commonly reimbursed or paid by companies in Israel.

As of December 31, 2024, options to purchase 3,453,214 of our ordinary shares granted to our executive officers and directors as a group were outstanding under our equity incentive plans at a weighted average exercise price of $8.01 per ordinary share.

In addition, 2,211,642 RSUs granted to our executive officers and directors, were outstanding under our equity incentive plans as of December 31, 2024.

We pay to each of our non-employee directors an annual cash retainer as follows: chairperson of the board of directors: $77,500; chairperson of the audit committee, compensation committee and nominating, environmental, social and governance committee: $50,000, $45,000 and $42,500, respectively; members of the audit committee, compensation committee and nominating, environmental, social and governance committee: $42,500, $40,000 and $38,750, respectively; and each other non-employee director: $35,000. Such compensation is not cumulative and the non-employee directors receive the highest level of compensation to which they are entitled. Additionally, we grant the chairperson of the board of directors an annual grant in a value of up to $300,000, and each of our non-employee directors annual grants in a value of up to $100,000 each. We also reimburse them for expenses arising from their board membership.

Share Option Plans

2016 Share Incentive Plan

Our 2016 Share Incentive Plan (the “2016 Plan”) was adopted by our board of directors on May 23, 2016. The Plan provides for the grant of options to employees, directors, office holders, service providers and consultants of our company and its subsidiaries.

We no longer grant any awards under the 2016 Plan as it was superseded by our 2021 Share Incentive Plan (the “2021 Plan”), although outstanding options previously granted under the 2016 Plan remain governed by the 2016 Plan. As of December 31, 2024, a total of 4,726,401 options to purchase ordinary shares were outstanding under the 2016 Plan, with a weighted average exercise price of $0.85 per ordinary share. Our board of directors, or a duly authorized committee of our board of directors, administers the 2016 Plan.

2021 Share Incentive Plan

In 2021, we adopted the 2021 Plan, under which we may grant equity-based incentive awards to attract, motivate and retain the talent for which we compete. Following the consummation of the Business Combination, we ceased to grant any awards under the 2016 Plan, though previously granted options under the 2016 Plan remain outstanding and governed by the 2016 Plan. As of December 31, 2024, options to purchase 6,130,886 of our ordinary shares and 16,859,323 RSUs were outstanding under the 2021 Plan.

The maximum number of our ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 19,510,820 shares (together with any shares subject to awards under the 2016 Plan that expire or become un-exercisable without having been exercised), and (ii) an annual increase on the first day of each year beginning in 2022 and ending in and including 2031, equal to the lesser of (A) 5% of the outstanding shares on the last day of the immediately preceding calendar year and (B) such amount as determined by our board of directors if so determined prior to January 1 of a calendar year; provided, however, that no more than 14,000,000 shares in total may be issued upon the exercise of incentive stock options under the 2021 Plan. If permitted by us, ordinary shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan or the 2016 Plan may again be available for issuance under the 2021 Plan. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2021 Plan in its discretion. On January 1, 2025, the number of ordinary shares reserved for the 2021 Plan increased by 7,187,592. The total number of ordinary shares reserved and available for future equity grants under the 2021 Plan, as of February 18, 2025 was 8,838,166.

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

The administrator also has the authority to amend and rescind rules and regulations relating to the 2021 Plan or terminate the 2021 Plan at any time before the date of expiration of its ten-year term.

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

Clawback Policy

In 2023, we adopted a Clawback Policy in compliance with the SEC rules and Nasdaq listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement. A copy of the Clawback Policy is filed as Exhibit 97 to this Annual Report.

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

Further, our Articles include a provision which provides that Perception has the right to appoint one director to our board of directors (the “Perception Director”) for so long as it beneficially owns at least 50% of the total number of ordinary shares it beneficially owned at the date of the closing of the Business Combination. Mr. Sheridan was appointed as the Perception Director.

Our directors, other than the Perception Director, are divided among the three classes as follows:

•	the Class I directors are Orit Stav, Aharon Aharon and Stefan Jacoby and their terms expire at our annual general meeting to be held in 2027;

•	the Class II directors are Dan Falk and Ronit Maor and their terms expire at our annual general meeting to be held in 2025; and

•	the Class III directors are Amichai Steimberg, Omer Keilaf and Alexander von Witzleben and their terms expire at our annual general meeting to be held in 2026.

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

Corporate Governance

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our ordinary shares are listed on Nasdaq. We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the Nasdaq listing standards. Under the Nasdaq rules, listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the Nasdaq with limited exceptions. We rely on this “home country practice exemption” with respect to (a) the quorum requirement for shareholder meetings and (b) obtaining shareholder approval for certain corporation actions.

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

We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Listing Rule 5635. In particular, under the Nasdaq Listing Rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest (or such persons collectively have a 10% or greater interest) in the target company or the assets to be acquired or the consideration to be received and the present or potential issuance of ordinary shares, or securities convertible into or exercisable for ordinary shares, could result in an increase in outstanding common shares or voting power of 5% or more; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of a stock option or purchase plan or other equity compensation arrangements, pursuant to which stock may be acquired by officers, directors, employees or consultants (with certain limited exception); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. We will seek shareholder approval for all actions requiring such under the Companies Law. Under the Companies Law, the adoption of, and material changes to, equity-based compensation plans generally require the approval of the board of directors.

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

The charter of the compensation committee is available without charge at https://ir.innoviz.tech.

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

The equity-based compensation under the compensation policy for our executive officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus. Primary objectives include enhancing the alignment between the executive officers’ interests and our long-term interests and those of our shareholders and strengthening the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares, restricted share units and performance share units, in accordance with our share incentive plan then in place. All equity-based incentives granted to executive officers are subject to vesting periods and/or performance milestones in order to promote long-term retention of the awarded executive officers. Equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

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

Our compensation policy, which was approved by our board of directors and shareholders on January 20, 2021 and January 29, 2021, respectively, became effective in April 2021.

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

We have entered into agreements with certain of our directors and executive officers exculpating them in advance from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

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

There is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder. Notwithstanding the foregoing, in connection with the consummation of the Business Combination, we agreed to indemnify certain former directors and officers of Collective Growth. On March 28, 2024, Sheadrick Richards, a purported stockholder of Collective Growth, filed the Lawsuit. The Lawsuit alleges that Collective Growth’s disclosures in connection with the Business Combination (completed in April 2021) were materially incomplete and misleading, and that the directors breached their fiduciary duties. Although we maintain insurance and run-off coverages in amounts and with deductibles that we believe are appropriate for our operations, our insurance and run-off coverages may not cover all claims that have been or may be brought against us, and insurance coverage may not continue to be available to us at a reasonable cost.

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

Ms. Sharon Cohen, CPA from Deloitte IL & Co, a firm in the Deloitte Global Network served as our internal auditor for the year ended December 31, 2024.

D. Employees

We believe that our corporate culture and our relationship with our employees contribute to our success. Our employees are continuously innovating, and our structure rewards productivity. As of December 31, 2024, we had 415 employees.

On January 31, 2024, we announced a strategic realignment of our operations to expand our cash runway and optimize our path towards profitability and free cash flow generation, which included a reduction in the company’s headcount by approximately 13% during the first quarter of 2024.

In addition, on February 4, 2025, we announced an optimization of our operations to extend our cash runway and accelerate progress towards profitability and free cash flow generation, which includes a reduction in our employee headcount by approximately 9% during the first quarter of 2025.

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

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 1, 2025, by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days as of March 1, 2025, and restricted share units that shall vest within 60 days of March 1, 2025, to be outstanding and to be beneficially owned by the person holding the options or restricted share units for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 198,961,957 ordinary shares outstanding as of March 1, 2025.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. Unless otherwise noted below, each shareholder’s address is 5 Uri Ariav Street, Building C, Rosh HaAin 4809202, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates since January 1, 2024, is included under Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Name of Beneficial Owner	Number	%
Five Percent or More Holders
CVI Investments, Inc. (1)	14,388,489	7.2

Directors and Executive Officers
Omer Keilaf (2)	4,765,206	2.4
Eldar Cegla (3)	554,616	*
Elad Hofstetter (4)	169,088	*
Avishay Moscovici (5)	334,649	*
Udy Gal-On (6)	258,700	*
Ido Luski (7)	259,736	*
Amichai Steimberg (8)	402,484	*
Aharon Aharon (9)	127,246	*
Dan Falk (9)	127,246	*
Ronit Maor (9)	127,246	*
Orit Stav (9)	127,246	*
James Sheridan (10)	3,257,315	1.6
Alexander von Witzleben (11)	79,017	*
Stefan Jacoby (12)	74,243	*
All executive officers and directors as a group (14 persons)	10,664,038	5.2

*	less than 1%

(1)
Based on information reported on Schedule 13G filed with the SEC on February 18, 2025, each of CVI Investments, Inc., and Heights Capital Management, Inc., has the shared power to vote or direct to vote 14,388,489 ordinary shares and the shared power to dispose or to direct the disposition of 14,388,489 ordinary shares. The address of the principal business office of CVI Investments, Inc. is P.O. Box 309GT Ugland House South Church Street George Town Grand Cayman KY1-1104 Cayman Islands, and the address of the principal business office of Heights Capital Management, Inc. is 101 California Street, Suite 3250 San Francisco, California 94111.

(2)	Consists of 2,917,510 ordinary shares and 1,847,696 ordinary shares issuable upon vesting of RSUs or exercise of options or warrants that are exercisable as of or within 60 days of March 1, 2025.
(3)	Consists of 219,215 ordinary shares and 335,401 ordinary shares issuable upon vesting of RSUs or exercise of options that are exercisable as of or within 60 days of March 1, 2025.
(4)	Consists of 46,698 ordinary shares and 122,390 ordinary shares issuable upon vesting of RSUs or exercise of options that are exercisable as of or within 60 days of March 1, 2025.
(5)	Consists of 110,107 ordinary shares and 224,542 ordinary shares issuable upon vesting of RSUs or exercise of options that are exercisable as of or within 60 days of March 1, 2025.
(6)	Consists of 87,790 ordinary shares and 170,910 ordinary shares issuable upon vesting of RSUs or exercise of options that are exercisable within 60 days of March 1, 2025.
(7)	Consists of 89,087 ordinary shares and 170,649 ordinary shares issuable upon vesting of RSUs or exercise of options that are exercisable within 60 days of March 1, 2025.
(8)	Consists of 211,255 ordinary shares and 191,229 ordinary shares issuable upon vesting of RSUs that vest within 60 days of March 1, 2025.
(9)	Consists of 63,503 ordinary shares and 63,743 ordinary shares issuable upon vesting of RSUs that vest within 60 days of March 1, 2025.
(10)
Consists of 63,503 ordinary shares and 63,743 ordinary shares issuable upon vesting of RSUs that vest within 60 days as of March 1, 2025. In addition, Perception Capital Partners, LLC directly holds 82,400 ordinary shares and 3,047,669 warrants to purchase ordinary shares at a price of $11.50 per share. Mr. Sheridan is the Perception Director and may be deemed to be the beneficial owner of the securities held by Perception Capital Partners, LLC.

(11)	Consists of 15,274 ordinary shares and 63,743 issuable upon vesting of RSUs that vest within 60 days of March 1, 2025.
(12)	Consists of 10,500 ordinary shares and 63,743 issuable upon vesting of RSUs that vest within 60 days of March 1, 2025.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2022. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

As substantially all our shares are held in book-entry form, we are not aware of the identity of all of our shareholders. As of March 1, 2025, we had 75,504 ordinary shares held by 4 U.S. resident shareholders of record.

B. Related Party Transactions

The following is a description of our related party transactions since January 1, 2024.

Registration Rights Agreement

In December 2020, Innoviz, certain equityholders of Innoviz, certain equityholders of Collective Growth, Perception and Antara entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which Innoviz agreed to file a shelf registration statement with respect to the registrable securities defined therein within 60 days of the closing of the Business Combination. Certain holders of registrable securities under the Registration Rights Agreement may request to sell all or any portion of their registrable securities in an underwritten offering up to twice in any 12-month period so long as the total offering price is reasonably expected to exceed $75.0 million. Innoviz also agreed to provide customary “piggyback” registration rights. The Registration Rights Agreement also provides that Innoviz will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities. The Registration Rights Agreement does not contemplate the payment of penalties or liquidated damages to the equityholders party thereto as a result of a failure to register, or delays with respect to the registration of, the registrable securities.

Put Option Agreement

In December 2020, Innoviz and Antara entered into the Put Option Agreement (the “Put Option Agreement”), pursuant to which Innoviz caused Antara to subscribe for a number of Innoviz ordinary shares in the PIPE with an aggregate equity value equal to $70,000,000. In consideration for entering into the Put Option Agreement, at the Effective Time (as defined in the Put Option Agreement), Innoviz issued to an affiliate of Antara 3,784,753 warrants and 3,002,674 ordinary shares. In addition, Innoviz agreed to issue to an affiliate of Antara 312,296 ordinary shares in the event that earnout shares are issued to Perception Capital Partners, LLC (“Perception”).

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

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

From time to time, we may become involved in actions, claims suits, and other legal proceedings arising in the ordinary course of our business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters. We are not currently a party to any material actions, claims, suits or other legal proceedings the outcome of which, if determined adversely to it, would individually or in the aggregate have a material adverse effect on our business, financial condition, and results of operations. See Note 9 of our consolidated financial statements included elsewhere in this Annual Report, which is incorporated by reference in this Item 8.A, for additional information regarding the Lawsuit.

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

A. Offer and Listing Details

Our ordinary shares and warrants commenced trading on Nasdaq on April 6, 2021, under the trading symbols “INVZ” and “INVZW,” respectively. Prior to this, no public market existed for our ordinary shares or warrants.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares and warrants commenced trading on Nasdaq on April 6, 2021, under the trading symbols “INVZ” and “INVZW,” respectively. Prior to this, no public market existed for our ordinary shares or warrants.

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

Share Capital

As of December 31, 2024, we had 169,397,030 ordinary shares and 16,231,141 warrants outstanding.

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

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

•
Form of Indemnification Agreement (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-4/A (File No. 333-252023) filed with the SEC on February 12, 2021). See Item 6. ”Directors, Senior Management and Employees” for more information about this agreement.

•
Compensation Policy for Directors and Officers (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-4/A (File No. 333-252023) filed with the SEC on February 12, 2021). See Item 6. ”Directors, Senior Management and Employees” for more information about this agreement.

•
2016 Share Incentive Plan of Innoviz Technologies Ltd. (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4/A (File No. 333-252023) filed with the SEC on February 12, 2021). See Item 6. ”Directors, Senior Management and Employees” for more information about this agreement.

•
2021 Share Incentive Plan of Innoviz Technologies Ltd. (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F filed with the SEC on March 30, 2022). See Item 6. ”Directors, Senior Management and Employees” for more information about this agreement.

•
Warrant Agreement, dated as of April 30, 2020, between Continental Stock Transfer & Trust Company and Collective Growth (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-4 (File No. 333-252023) filed with the SEC on January 11, 2021). See Exhibit 2.1 for more information about this agreement.

•
Assignment, Assumption and Amendment Agreement, by and among Innoviz Technologies Ltd., Collective Growth, American Stock Transfer & Trust Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the SEC on April 21, 2021). See Exhibit 2.1 for more information about this agreement.

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

Our corporate headquarters are located in Rosh HaAin, Israel, where we currently lease an office with approximately 16,350 square meters pursuant to the Lease Agreement (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F filed with the SEC on March 30, 2022). This facility contains engineering, research and development, testing, product, sales and administrative functions. The initial term under the Lease Agreement is for 67 months and expires on January 31, 2028. We have an option under the Lease Agreement to renew the lease for additional 60 months, which will be exercised automatically unless we inform the lessor in advance.

•	Electronic Nomination Agreement with Cariad SE (a Volkswagen group company)

In December 2022, Innoviz and Cariad SE executed an electronic nomination agreement (the “eNA”) (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed with the SEC on March 9, 2023) pursuant to which Cariad commissioned Innoviz to develop, manufacture and deliver InnovizTwo LiDARs.

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

•	Term Sheet with Mobileye

In 2024, Innoviz signed a term sheet with Mobileye Vision Technologies Ltd., for the supply of Innoviz LiDARs for Mobileye programs (the “Mobileye TS”).

•	Letter of Intent with existing customer

In December 2024, Innoviz signed a letter of intent with existing customer with respect to fees to be paid to Innoviz as NRE payments for certain projects (the “LOI”). This LOI includes detailed milestones.

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

General corporate tax structure in Israel. Israeli companies are generally subject to corporate income tax. In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years) which reduces the corporate income tax rate from 25% to 24% effective from January 1, 2017, and to 23% effective from January 1, 2018, onwards. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise, a Special Preferred Enterprise, a Benefited Enterprise, a Preferred Technological Enterprise or Special Preferred Technological Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the corporate income tax rate.

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

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations – 0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply), (ii) Israeli resident individuals – 20%, and (iii) non-Israeli residents (individuals and corporations) – if a valid certificate is obtained in advance from the Israel Tax Authority (“ITA”) - 20% under the Investment Law or a reduced tax rate under the provisions of any applicable double tax treaty – if such a valid certificate is not obtained then the applicable withholding tax rate shall be 25% or 30%.

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

New tax benefits under the 2017 Amendment that became effective on January 1, 2017. The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law. In addition, the 2017 Amendment also changed the definition of the term “preferred income,” which is the income eligible for benefits according to the 2011 Amendment.

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

The 2017 Amendment further provides that a technological company satisfying certain conditions (including, inter alia, having group consolidated revenues of at least ILS 10 billion) will qualify as a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technological Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than ILS 500 million will be eligible for these benefits for at least 10 years, subject to certain approvals as specified in the Investment Law.

Dividends distributed to Israeli shareholders by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholder - subject to the receipt in advance of a valid certificate from the ITA allowing for such reduced tax rate, or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, will apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4% (in either case, subject to the receipt in advance of a valid certificate from the ITA allowing for such 4% rate or lower treaty tax rate).

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

Taxation of Our Shareholders

Capital gains taxes applicable to non-Israeli resident shareholders. A non-Israeli resident who derives capital gains from the sale of ordinary shares in an Israeli resident company that were purchased after December 31, 2008, should be exempt from Israeli tax unless, among other requirements, the ordinary shares were held through a permanent establishment that the non-resident maintains in Israel. If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate income tax rate (23% in 2025), if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who, alone or together with such person’s relatives or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (corporate income tax rate for a corporation (23% in 2025) and a marginal tax rate of up to 47% for an individual in 2025 (excluding surtax as discussed below)) unless contrary provisions in a relevant tax treaty apply. Non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the ordinary shares are deemed to be business income.

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

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale (i.e. a valid withholding tax certificate issued by the ITA, residency certificate or other documentation may be required).

Taxation of non-Israeli shareholders on receipt of dividends. Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid withholding tax certificate from the ITA allowing for a reduced tax rate). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding 12 months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the ordinary shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and, subject to the receipt in advance of a valid withholding tax certificate from the ITA allowing for a reduced tax rate, 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise, a Special Preferred Enterprise, Preferred Technological Enterprise or Special Preferred Technological Enterprise or such lower rate as may be provided in an applicable tax treaty. For example, under the United States Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise, Benefited Enterprise, Preferred Enterprise, Special Preferred Enterprise, Preferred Technological Enterprise or Special Preferred Technological Enterprise, that are paid to a U.S. corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Benefited Enterprise, Preferred Enterprise, Special Preferred Enterprise, Preferred Technological Enterprise or Special Preferred Technological Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to 10% or more holdings and to our gross income for the previous year (as set forth in the previous sentence) are met. The aforementioned rates under the United States-Israel Tax Treaty would not apply if the dividend income is derived through a permanent establishment of the U.S. resident in Israel. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise, Preferred Enterprise, Special Preferred Enterprise, Preferred Technological Enterprise or Special Preferred Technological Enterprise and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

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

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding ILS 721,560 for 2025, which amount is generally linked to the annual change in the Israeli consumer price index. In addition, the portion of an individual’s annual income from capital sources (e.g., capital gains, real estate appreciation, dividends, interest, CPI linkage differentials, rental income, passive royalties, etc.) exceeding a certain threshold (ILS 721,560 in 2025) is subject to an additional surtax of 2%. It should be emphasized that with respect to non-Israeli residents, these surtaxes apply to Israeli source income (unless such income is exempt under Israeli domestic law or an applicable tax treaty), whereas with respect to Israeli residents, these surtaxes apply to worldwide income.

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

This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts or regulated investment companies;

•	dealers or brokers;

•	traders that elect to mark to market;

•	tax exempt entities or organizations;

•	“individual retirement accounts” and other tax deferred accounts;

•	certain former citizens or long term residents of the United States;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons that acquired our ordinary shares or warrants pursuant to the exercise of any employee share option or otherwise as compensation for the performance of services;

•	persons holding our ordinary shares or warrants as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships or other pass-through entities and persons holding ordinary shares or warrants through partnerships or other pass through entities; or

•	holders that own directly, indirectly or through attribution 10% or more of the total voting power or value of all of our outstanding shares.

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

Distributions on Ordinary Shares

Subject to the discussion under “Passive Foreign Investment Company Considerations” below, the gross amount of any distribution made to you with respect to our ordinary shares, before reduction for any Israeli taxes withheld therefrom, generally will be includible in your income as dividend income on the date on which the dividends are actually or constructively received, to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. However, we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, you should expect that the entire amount of any distribution generally will be reported as dividend income to you. If you are a non-corporate U.S. Holder, you may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that we are not a PFIC (as discussed below under “Passive Foreign Investment Company Considerations”) with respect to you in our taxable year in which the dividend was paid or in the prior taxable year and certain other conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

Dividends paid to you with respect to our ordinary shares generally will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be credited against your U.S. federal income tax liability or, at your election, be deducted from your U.S. federal taxable income. An election to deduct creditable foreign taxes instead of claiming foreign tax credits would generally apply to all such foreign taxes paid or accrued in such taxable year. Dividends that we distribute generally should constitute “passive category income” for purposes of the foreign tax credit. A foreign tax credit for foreign taxes imposed on distributions may be subject to significant limitations. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit.

Sale, Exchange or Other Disposition of Ordinary Shares and Warrants

Subject to the discussion under “Passive Foreign Investment Company Considerations” below, you generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares or warrants equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our ordinary shares or warrants, and such gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares or warrants is currently generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares or warrants exceeds one year (i.e., such gain is long term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

In addition, pursuant to applicable United States Treasury regulations, if a U.S. Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on the disposition of our ordinary shares or warrants, depending on the nature of such foreign tax. However, the Department of the Treasury and the IRS are considering amendments to these regulations. In addition, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current foreign tax credit regulations which imposed such additional requirements) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are complex, and U.S. Holders should consult their tax advisors as to whether the Israeli tax on gains may be creditable or deductible in light of their particular circumstances, including their eligibility for benefits under an applicable income tax treaty and the potential impact of applicable United States Treasury regulations.

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

It is also possible that a cashless exercise of a warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “Sale, Exchange or Other Disposition of Ordinary Shares and Warrants.” In such event, a U.S. Holder could be deemed to have surrendered the number of warrants equal to the number of ordinary shares having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. Under that treatment, subject to the discussion under “Passive Foreign Investment Company Considerations” below, the U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between (i) the fair market value of the warrants deemed surrendered and (ii) the U.S. Holder’s tax basis in such warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the ordinary shares received would equal the sum of (i) U.S. Holder’s tax basis in the warrants deemed exercised and (ii) the exercise price of such warrants. A U.S. Holder’s holding period for the ordinary shares received in such case generally would commence on the date following the date of exercise (or possibly on the date of exercise) of the warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of warrants.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a warrant would, however, generally be treated as receiving a constructive distribution from us if the adjustment increases such holder’s proportionate interest in our assets or earnings and profits (for instance, through an increase in the number of ordinary shares that would be obtained upon exercise of such warrant). Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such warrant received a cash distribution from us equal to the fair market value of such increased interest in our assets or earnings and profits.

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

We believe we were a PFIC for our taxable year ending December 31, 2024. However, as discussed below, whether we were a PFIC for any given taxable year is based on a complex and factual determination and there is no assurance that the IRS will agree with our determination. Based on the current and anticipated composition of our income, assets and operations, and those of our subsidiaries, we cannot be sure as to whether we will be a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2025 or in future taxable years. Moreover, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. The value of our assets (including unbooked goodwill) for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares or warrants and, in the case of our ordinary shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election or a mark-to-market election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, as described below, such holder generally will be subject to special rules with respect to:

•
any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or warrants (or shares of any of our subsidiaries that are Lower-Tier PFICs, as defined and discussed below); and

•
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares) and certain distributions received on shares of any of our subsidiaries that are Lower-Tier PFICs, as defined and discussed below.

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

A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge. A U.S. Holder may not make a QEF election with respect to its warrants. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants), under currently proposed Treasury regulations, any gain recognized generally may be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to our ordinary shares), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ordinary shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election. One type of purging election creates a deemed sale of such shares at their fair market value. Any gain recognized in this deemed sale will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of this election, the U.S. Holder will have additional tax basis and, solely for purposes of the PFIC rules, a new holding period in the ordinary shares acquired upon the exercise of the warrants. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances (including a potential separate “deemed dividend” purging election that may be available if we are a “controlled foreign corporation” for U.S. federal income tax purposes).

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

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed under the PFIC rules. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of our earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules.

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

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which we may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that we do not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. If we are a PFIC and own any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to our providing the relevant tax information for each Lower-Tier PFIC on an annual basis. Because a mark-to-market election cannot be made for any Lower-Tier PFICs that we may own, you will generally continue to be subject to the adverse U.S. federal income tax consequences discussed above with respect to your indirect interest in any such Lower-Tier PFIC even if you make a mark-to-market election with respect to our ordinary shares. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

Backup Withholding Tax and Certain Information Reporting Requirements

Distributions on, and proceeds paid from the sale or other taxable disposition of, the ordinary shares and warrants may be subject to information reporting to the IRS. In addition, a U.S. Holder may be subject to backup withholding on payments received in connection with distributions and proceeds from the sale or other taxable disposition of ordinary shares or warrants made within the United States or through certain U.S. related financial intermediaries.

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

Our ordinary shares and warrants are quoted on Nasdaq. Information about us is also available on our website at https://innoviz.tech. Our website and the information contained therein or connected thereto will not be deemed to be incorporated into this Annual Report and you should not rely on any such information in making your decision whether to purchase our ordinary shares or warrants.

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

Interest Rate Risk

As of December 31, 2024 and 2023, our cash equivalents consisted of interest-bearing short-term deposits and marketable securities. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of interest of the Bank of Israel, and U.S. Federal Reserve interest rates. Due to the short-term nature and the low-risk profile of our interest-bearing accounts, an immediate 10% change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents and short-term restricted bank deposits or on our financial position or results of operations. We are currently exposed to a significant market risk related to changes in foreign currency exchange rates, as we pay most of our salaries in ILS and we contract with vendors located in the UK, Europe and Israel. Our operations may be subject to fluctuations in foreign currency exchange rates in the future.

We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2024 and 2023.

Foreign Currency Risk

Our financial results are reported in USD, and changes in the exchange rate between USD and local currencies in the countries in which we operate (primarily the ILS) may affect the results of our operations. In the year ended December 31, 2024, approximately 92% of our revenues were denominated in USD. The USD cost of our operations in countries other than the United States, may be negatively influenced by revaluation of the USD against other currencies.

During the year ended December 31, 2024, the value of the USD appreciated against the value of the ILS by approximately 0.6%. Our most significant foreign currency exposures are related to our operations in Israel. The company hedges its anticipated exposure by exchanging USD into ILS in amounts sufficient to fund up to three months of operations and monitoring foreign currency exchange rates over time.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

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

Our board of directors has determined that Mr. Dan Falk, chairperson of our audit committee, satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Mr. Dan Falk is considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

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

We will disclose on our website any amendment to, or waiver from, a provision of our Code of Ethics and Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. Our Code of Ethics and Conduct is available on our website at https://ir.innoviz.tech. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report.

Item 16C.	Principal Accounting Fees and Services

The consolidated financial statements of Innoviz Technologies Ltd. as of December 31, 2024 and 2023 and for the two years then ended, appearing in this Annual Report have been audited by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited (“PwC”), an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein. The current address of PwC is 146 Derech Menachem Begin St., Tel Aviv 6492103, Israel.

The consolidated financial statements of Innoviz Technologies Ltd. for the year ended December 31, 2022, appearing in this Annual Report have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“EY”), and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of EY is 144 Menachem Begin Road, Building A, Tel Aviv 6492101, Israel.

The table below sets out the total amount of services rendered to us by PWC and EY for services performed in the years ended December 31, 2024 and 2023, and breaks down these amounts by category of service:

	2024	2023
	(in thousands)
Audit Fees	$452	$508
Audit Related Fees	—	—
Tax Fees	34	53
All Other Fees	2	—
Total	$488	$561

Audit Fees

Audit fees for the years ended December 31, 2024 and 2023 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

Audit Related Fees

None.

Tax Fees

Tax fees for the years ended December 31, 2024 and 2023 were related to ongoing tax advisory, tax compliance and tax planning services.

All Other Fees

All other fees for the year ended December 31, 2024 include license fees for the use of an accounting research tool.

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

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our ordinary shares are listed on Nasdaq. We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the Nasdaq listing standards. Under the Nasdaq rules, listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the Nasdaq with limited exceptions. We rely on this “home country practice exemption” with respect to (a) the quorum requirement for shareholder meetings and (b) obtaining shareholder approval for certain corporation actions.

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

We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Listing Rule 5635. In particular, under the Nasdaq Listing Rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest (or such persons collectively have a 10% or greater interest) in the target company or the assets to be acquired or the consideration to be received and the present or potential issuance of ordinary shares, or securities convertible into or exercisable for ordinary shares, could result in an increase in outstanding common shares or voting power of 5% or more; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of a stock option or purchase plan or other equity compensation arrangements, pursuant to which stock may be acquired by officers, directors, employees or consultants (with certain limited exception); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. We will seek shareholder approval for all actions requiring such under the Companies Law. Under the Companies Law, the adoption of, and material changes to, equity-based compensation plans generally require the approval of the board of directors.

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

Not applicable.

Item 16J. Insider Trading Policies

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. Our insider trading policy aims to promote compliance with applicable insider trading laws, rules and regulations, and Nasdaq listing standards. A copy of our insider trading policy is filed as Exhibit 11.1 to this Annual Report.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and Confidential Information.

We design and assess our program based on the NIST Cybersecurity Framework (CSF). This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business or can affect us.

Our cybersecurity risk management program is integrated into our overall risk management program, and shares common methodologies, reporting channels and governance processes that apply across the risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Key elements of our cybersecurity risk management program include but are not limited to the following:

•	suppliers risk assessments and scan designed to identify material risks from cybersecurity threats from third parties to our critical systems and information;

•
an in-house security team principally responsible for managing (i) our cybersecurity risk assessment processes, (ii) our security controls, and (iii) our response to cybersecurity incidents from external entities;

•	the use and risks of external service providers, where appropriate, to assess, test or otherwise assist to minimize and mitigate the risk with aspects of our security processes from external entities;

•	cybersecurity awareness training of our employees, including related to risks from external contractors or entities, incident response personnel, and senior management to intervene in case needed;

•	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents from external entities; and

•	a third-party risk management process for key service providers based on our assessment of their criticality to our operations and respective risk profile.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, which have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See Risk Factors – “We are subject to cybersecurity risks to operational systems, security systems, infrastructure, firmware and software in our LiDAR and customer data and other information processed by us or third-party vendors or suppliers, and any material failure, weakness, interruption, cyber event, or incident, or breach of security could prevent us from effectively operating our business.”

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and oversights cybersecurity risks, including oversight of management’s implementation of our cybersecurity risk management program.

The board of directors receives quarterly reports from management on our cybersecurity risks. In addition, management updates the board of directors, where it deems appropriate, and the audit committee, where it deems appropriate, regarding cybersecurity incidents it considers to be significant or potentially significant.

Members of our board of directors receive presentations on cybersecurity topics from Chief Operation Officer, on a quarterly basis, as part of its continuing education on topics that impact public companies.

Our management team, including our Chief Information Security Officer (CISO) and Chief Information Officer (CIO), are responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team’s experience includes governance and risk compliance (GRC) and enterprise security operations management. Our CISO brings over 20 years of cybersecurity experience across diverse organizations, from start-ups to large corporations. His previous roles include Security Operations Manager at Teva Pharmaceuticals and Network Security Manager at Sheba Tel HaShomer Hospital. He holds a degree from the University of London and possesses relevant professional certifications. Additionally, our CIO has 20 years of experience in strategic planning, implementation, and management of information systems. Her expertise encompasses establishing and managing information systems domains, integrating ERP, Salesforce, Jira, ALM, and BI systems, and leading IT, cybersecurity, and information systems teams. She earned a BSc in Industrial Engineering & Management, specializing in Information Systems (Cum Laude), from the Technion – Israel Institute of Technology.

Our management team takes steps to stay informed about and monitor efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in our IT environment.

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

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of Innoviz Technologies Ltd.	F-3	333-265170	3.1	May 24, 2022
2.1	Description of Securities.	20-F	001-40310	2.1	April 21, 2021
4.1†	Form of Director and Officer Indemnification Agreement.	F-4/A	333-252023	10.12	February 12, 2021
4.2†	Compensation Policy for Directors and Officers.	F-4/A	333-252023	10.13	February 12, 2021
4.3†	2016 Share Incentive Plan of Innoviz Technologies Ltd.	F-4	333-252023	10.10	January 11, 2021
4.4†	2021 Share Incentive Plan of Innoviz Technologies Ltd.	20-F	001-40310	4.4	March 30, 2022
4.5††	Joint Development and Supply Agreement, dated as of December 4, 2017, by and between Magna Electronics Inc. and Innoviz Technologies Ltd.	F-4	333-252023	10.15	January 11, 2021
4.6††	Statement of Work, dated February 2, 2018, by and between Magna Electronics Europe GmbH & Co. OHG and Innoviz Technologies Ltd.	F-4	333-252023	10.16	January 11, 2021
4.7††	Amendment No. 1 to Statement of Work, dated May 10, 2019, by and between Magna Electronics Europe GmbH & Co. OHG and Innoviz Technologies Ltd.	F-4	333-252023	10.17	January 11, 2021
4.8††	Memorandum of Understanding, dated October 12, 2020, by and between Magna Electronics Technology, Inc. and Innoviz Technologies Ltd.	F-4	333-252023	10.18	January 11, 2021
4.9††	Addendum to Memorandum of Understanding, dated December 8, 2020, by and between Magna Electronics Technology, Inc. and Innoviz Technologies Ltd.	F-4	333-252023	10.19	January 11, 2021
4.10	Warrant Agreement, dated as of April 30, 2020, between Continental Stock Transfer & Trust Company and Collective Growth.	F-4	333-252023	4.4	January 11, 2021

4.11	Assignment, Assumption and Amendment Agreement, by and among Innoviz Technologies Ltd., Collective Growth, American Stock Transfer & Trust Company and Continental Stock Transfer & Trust Company.	20-F	001-40310	4.11	April 21, 2021
4.12	Registration Rights Agreement, dated as of December 10, 2020, by and among Innoviz, certain equityholders of Innoviz, certain equityholders of Collective Growth, Perception and Antara Capital.	F-4	333-252023	4.8	January 11, 2021
4.13	Put Option Agreement, dated as of December 10, 2020, by and between Innoviz and Antara Capital.	F-4	333-252023	10.7	January 11, 2021
4.14	Lease Agreement dated as of November 1, 2021 between Innoviz Technologies Ltd. and Mifaley Tahanot Ltd.	20-F	001-40310	4.14	March 30, 2022
4.15	Nomination Agreement dated November 4, 2022 between Innoviz Technologies Ltd. and CARIAD SE.	20-F	001-40310	4.15	March 9, 2023
4.16	Magna Agreement dated December 29, 2023 between Innoviz Technologies Ltd., Magna Electronics Technology, Inc., and Magna Electronics Europe GmbH & Co. OHG.	20-F	001-40310	4.16	March 12, 2024
4.17	Mobileye TS dated August 7, 2024, between Innoviz Technologies Ltd. and Mobileye Vision Technologies Ltd.					*
4.18	LOI dated December 19, 2024, between Innoviz Technologies Ltd. and an existing customer.					*
4.19	Form of Warrant.	6-K	001-40310	4.1	February 12, 2025
4.20	Form of Securities Purchase Agreement.	6-K	001-40310	10.1	February 12, 2025
8.1	List of Subsidiaries.					*
11.1	Innoviz Technologies Ltd. Insider Trading Policy					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, independent registered public accounting firm.					*
15.2	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global, independent registered public accounting firm.					*
97	Clawback Policy.	20-F	001-40310	97	March 12, 2024
101.INS	XBRL Instance Document.					*
101.SCH	XBRL Taxonomy Extension Schema Document.					*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	XBRL Taxonomy Definition Linkbase Document.					*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					*

*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan or arrangement.
††	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.

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

INNOVIZ TECHNOLOGIES LTD.

Date: March 12, 2025	By:	/s/ Eldar Cegla
Name: Eldar Cegla
Title: Chief Financial Officer

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

- - - - - - - - - - -

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Innoviz Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Innoviz Technologies Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 12, 2025	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company’s auditor since 2023.

Kesselman & Kesselman, 146 Derech Menachem Begin St. Tel-Aviv 6492103, Israel, P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

INNOVIZ TECHNOLOGIES LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, changes in shareholders’ equity and cash flows of Innoviz Technologies Ltd. and its subsidiaries (the “Company”) for the year ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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
Tel-Aviv, Israel
March 9, 2023

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$25,365	$26,283
Short-term restricted cash	16	53
Bank deposits	30,628	105,750
Marketable securities	11,955	13,335
Trade receivables, net	6,043	7,395
Inventory	1,905	1,868
Prepaid expenses and other current assets	6,707	5,774

Total current assets	82,619	160,458

LONG-TERM ASSETS:
Marketable securities	-	4,813
Restricted deposits	2,725	2,623
Property and equipment, net	23,432	25,770
Operating lease right-of-use assets, net	23,194	25,486
Other long-term assets	79	84

Total long-term assets	49,430	58,776

Total assets	$132,049	$219,234

The accompanying notes are an integral part of the consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2024	2023
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$8,813	$8,036
Deferred revenues	274	6,949
Employees and payroll accruals	8,722	9,468
Accrued expenses and other current liabilities	5,631	8,743
Operating lease liabilities	4,330	4,034

Total current liabilities	27,770	37,230

LONG-TERM LIABILITIES:
Operating lease liabilities	25,264	28,475
Warrants liability	86	240

Total long-term liabilities	25,350	28,715

SHAREHOLDERS’ EQUITY:
Ordinary Shares of no-par value: Authorized: 500,000,000 shares as of December 31, 2024 and 2023; Issued and outstanding: 169,397,030 and 165,387,098 shares as of December 31, 2024 and 2023, respectively	-	-
Additional paid-in capital	808,974	788,577
Accumulated deficit	(730,045)	(635,288)

Total shareholders’ equity	78,929	153,289

Total liabilities and shareholders’ equity	$132,049	$219,234

The accompanying notes are an integral part of the consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2024	2023	2022

Revenues	$24,268	$20,876	$6,026

Cost of revenues	(25,429)	(32,490)	(14,790)

Gross loss	(1,161)	(11,614)	(8,764)

Operating expenses:
Research and development	73,817	92,676	95,107
Sales and marketing	7,474	8,777	10,300
General and administrative	19,466	19,535	19,178

Total operating expenses	100,757	120,988	124,585

Operating loss	(101,918)	(132,602)	(133,349)

Financial income, net	7,328	9,790	6,802

Loss before taxes on income	(94,590)	(122,812)	(126,547)
Taxes on income	(167)	(642)	(325)

Net loss	$(94,757)	$(123,454)	$(126,872)

Basic and diluted net loss per ordinary share	$(0.57)	$(0.84)	$(0.94)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	167,216,070	147,480,521	135,224,312

The accompanying notes are an integral part of the consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary Shares		Additional Paid-in	Accumulated	Total Shareholders’
	Number	Amount	Capital	Deficit	Equity

Balance as of January 1, 2022	134,098,120	$-	$683,764	$(384,962)	$298,802
Reclassification of warrants liability to equity	-	-	29	-	29
Exercise of shares options	957,911	-	608	-	608
Exercise of public warrants	100	-	1	-	1
Vesting of RSUs	1,129,133	-	-	-	-
Share-based compensation	-	-	19,449	-	19,449
Net Loss	-	-	-	(126,872)	(126,872)

Balance as of December 31, 2022	136,185,264	$-	$703,851	$(511,834)	$192,017
Issuance of ordinary shares, net of issuance costs	26,352,878	-	61,400	-	61,400
Reclassification of warrants liability to equity	-	-	8	-	8
Exercise of shares options	631,970	-	456	-	456
Vesting of RSUs	2,216,986	-	-	-	-
Share-based compensation	-	-	22,862	-	22,862
Net Loss	-	-	-	(123,454)	(123,454)

Balance as of December 31, 2023	165,387,098	$-	$788,577	$(635,288)	$153,289
Exercise of shares options	595,395	-	265	-	265
Vesting of RSUs	3,414,537	-	-	-	-
Share-based compensation	-	-	20,132	-	20,132
Net Loss	-	-	-	(94,757)	(94,757)

Balance as of December 31, 2024	169,397,030	$-	$808,974	$(730,045)	$78,929

The accompanying notes are an integral part of the consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2024	2023	2022
Cash Flows from operating activities:

Net loss	$(94,757)	$(123,454)	$(126,872)

Adjustments required to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	7,786	9,192	7,472
Remeasurement of warrants liability	(154)	(472)	(890)
Change in accrued interest on bank deposits	1,939	(1,051)	(705)
Change in marketable securities	(534)	(409)	375
Share-based compensation	19,682	22,320	19,449
Capital gain, net	(75)	-	(44)
Foreign exchange loss (gain), net	(305)	(470)	1,233
Change in prepaid expenses and other assets	(437)	(782)	(377)
Change in trade receivables, net	1,352	(5,633)	(1,249)
Change in inventory	(37)	2,368	20
Change in operating lease assets and liabilities, net	(623)	29	6,530
Change in trade payables	(72)	424	1,082
Change in accrued expenses and other liabilities	(3,299)	2,578	607
Change in employees and payroll accruals	(746)	333	(304)
Change in deferred revenues	(6,675)	1,974	262

Net cash used in operating activities	(76,955)	(93,053)	(93,411)

Cash flows from investing activities:

Purchase of property and equipment	(4,412)	(6,579)	(22,567)
Proceeds from sales of property and equipment	75	-	54
Investment in bank deposits	(54,100)	(165,600)	(79,500)
Withdrawal of bank deposits	127,300	141,500	230,000
Investment in restricted deposits	(122)	(40)	(2,633)
Investment in marketable securities	(55,493)	(51,678)	(30,103)
Proceeds from sales and maturities of marketable securities	62,220	83,461	30,103

Net cash provided by investing activities	$75,468	$1,064	$125,354

The accompanying notes are an integral part of the consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2024	2023	2022
Cash flows from financing activities:

Issuance of ordinary shares, net of issuance cost	-	61,400	-
Proceeds from exercise of options	224	456	609

Net cash provided by financing activities	224	61,856	609

Effect of exchange rate changes on cash, cash equivalents and restricted cash	308	515	(1,139)

Increase (decrease) in cash, cash equivalents and restricted cash	(955)	(29,618)	31,413
Cash, cash equivalents and restricted cash at the beginning of the year	26,336	55,954	24,541

Cash, cash equivalents and restricted cash at the end of the year	$25,381	$26,336	$55,954

Supplementary disclosure of cash flows activities:

(1) Cash paid during the year for:

Income taxes	$232	$703	$128

(2) Non-cash transactions:

Purchase of property and equipment	$1,867	$831	$2,335
Reclassification of warrants liability to equity	$-	$8	$29
Exercise of options	$41	$-	$-
Right-of-use assets recognized with corresponding lease liabilities	$-	$868	$30,078

(3) Cash, cash equivalents and restricted cash at the end of the year:

Cash and cash equivalents	$25,365	$26,283	$55,718
Short-term restricted cash	16	53	236

	$25,381	$26,336	$55,954

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

d.
As of December 31, 2024, the Company’s principal source of liquidity includes its cash and cash equivalents in the amount of $25,365, bank deposits in the amount of $30,628 and marketable securities in the amount of $11,955, which is sufficient to finance its business plan for at least 12 months from the date these financial statements are issued. As the Company achieves further commercial success, it may need to obtain additional funding to support its continuing operations. If the Company is unable to raise capital when and if needed, it may need to reduce or eliminate some of its research and development programs.

e.
In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of these consolidated financial statements, the war is ongoing and continues to evolve. The intensity and duration of the war is difficult to predict, as such are the war’s economic implications on the Company’s operational and financial performance. The Company considered the impact of the war and determined that there were no material adverse impacts on the consolidated financial statements, including related significant estimates made by management, for the period ended December 31, 2024.

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES

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

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Cash and cash equivalents, restricted cash and restricted deposits:

The Company considers all highly liquid short-term deposits with original maturities of three months or less from the investment date to be cash equivalents. Cash equivalents consist primarily of amounts invested in short term deposits. Restricted cash and restricted deposits consist deposits that serve as collateral mainly for lease agreements at the Company’s financial institutions.

e.	Inventory:

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

f.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation and impairment. The estimated useful lives of property and equipment are determined when those assets are initially recognized and are routinely reviewed for the remaining estimated useful lives. When useful life is reassessed for an asset, the remaining carrying amount of the asset is accounted for prospectively and depreciated over the revised estimated useful life. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets, at the following annual rates:

%

Computers and software	33
Office furniture and equipment	20
Machinery and lab equipment	12.5-25
Leasehold improvements	Over the shorter of the related lease period or the useful life of the assets

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Impairment of long-lived assets:

Long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” (“ASC 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying value of the asset exceeds the aggregate undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During the years ended December 31, 2024, 2023 and 2022, the Company recorded impairment losses in the amount of $542, $1,997 and $362, respectively.

h.	Revenue recognition:

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

Revenue from LiDAR sensors and critical components is recognized at a point in time when the control of the goods is transferred to the customer, generally upon delivery. During the years ended December 31, 2024, 2023 and 2022, the Company recognized revenue at a point in time for LiDAR sensors and critical components, after transferring the control of the goods to the customer of $6,311, $5,651 and $6,026, respectively.

Application engineering services to certain customers may require substantive customer acceptance due to performance acceptance criteria that is considered more than a formality. For these services, revenue is recognized at a point in time upon customer acceptance. During the years ended December 31, 2024, 2023 and 2022, the Company recognized revenue at a point in time for application engineering services, after receiving customer acceptance of $17,957, $15,225 and $0, respectively.

The Company capitalizes costs of fulfilling application engineering services contracts, to the extent recoverable, that relate directly to contracts for which revenue recognition has yet to commence. These assets are amortized to cost of revenues consistently with the pattern of the revenue recognition of application engineering services.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

During the year ended December 31, 2024, the Company recognized $6,865 that was included in deferred revenues balance at December 31, 2023.

During the year ended December 31, 2023, the Company recognized $3,096 that was included in deferred revenues balance at December 31, 2022.

Remaining Performance Obligation

The Company’s remaining performance obligations are comprised of application engineering services revenues not yet rendered. As of December 31, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations was $15,415 (out of which $107 is recorded as deferred revenues), which the Company expects to recognize as revenues within the next 12 months.

i.
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

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Warranty provision:

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

Changes in the warranty provision, presented in accrued expenses and other current liabilities, was as follow:

	Year ended December 31,
	2024	2023

Balance at the beginning of the year	$585	$330
Warranty provision	9	361
Warranty claims settled	(56)	(106)

Balance at the end of the year	$538	$585

k.	Research and development expenses:

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

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset, the present value of the lease payments equals or exceeds substantially all of the fair value of the asset, or the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of lease term. A lease is classified as an operating lease if it does not meet any one of these criteria. Since all of the Company’s lease contracts do not meet any of the criteria above, the Company concluded that all of its lease contracts should be classified as operating leases.

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

For further information on the Company’s leasing activities see Note 6.

n.	Share-based compensation:

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

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Accrued post-employment benefit:

Severance pay

The Israeli Severance Pay Law, 1963 (“Severance Pay Law”), specifies that employees are entitled to severance payment, following the termination of their employment. Under the Severance Pay Law, the severance payment is calculated as one-month salary for each year of employment, or a portion thereof.

The Company’s liability for all of its Israeli employees is covered by the provisions of Section 14 of the Severance Pay Law (“Section 14”). Under Section 14 employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf to their insurance funds. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. As a result, the Company does not recognize any liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company’s balance sheet.

Severance pay expenses under Section 14 for the years ended December 31, 2024, 2023 and 2022, amounted to $3,537, $3,723 and $3,586, respectively.

p.	Income taxes:

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

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Concentration of credit risk:

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

r.	Trade receivables, net:

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

s.	Investment in marketable securities:

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

t.	Ordinary Share Warrants

The Company’s private warrants (see Note 12) include provisions that provide for potential changes to the settlement amounts that are dependent on the characteristics of the holder of the warrant, under ASC 815-40. Therefore, those warrants are not indexed to the Company’s ordinary shares in the manner contemplated by that Subtopic, so long as they are held by the initial purchasers or their permitted transferees. Thus, the private warrants were classified as a liability, initially and subsequently measured at fair value through earnings.

Conversely, since the public warrants are indexed to the Company’s own share, they qualify for equity classification under Subtopic 815-40.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Fair value of financial instruments:

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

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Loss per share:

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

In 2024 the Company adopted ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updated reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses.

For further information on the Company’s segment reporting see Note 15.

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

1.
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The ASU will be effective for the Company for fiscal years beginning after December 15, 2025, and allows adoption on a prospective basis, with a retrospective option. The Company is currently evaluating the effect that ASU 2023-09 will have on its related disclosures.

2.
In November 2024, the FASB issued ASU No. 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The ASU improves the disclosures about a public business entity’s expenses and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of revenues, research and development, sales and marketing and general and administrative). The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either: (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the effect that ASU 2024-03 will have on its consolidated financial statements and related disclosures.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 3: -	INVENTORY

a.	Inventory is comprised of the following:

	December 31,
	2024	2023

Raw materials	$837	$640
Work in process	264	803
Finished goods	804	425

	$1,905	$1,868

b.	During the years ended December 31, 2024, 2023 and 2022, the Company recorded inventory write offs in the amount of $3,931, $6,938 and $3,166, respectively.

NOTE 4: -	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2024	2023

Government authorities	$929	$997
Prepaid expenses	859	1,500
Deferred contract costs	4,810	3,130
Other receivables	109	147

	$6,707	$5,774

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 5: -	PROPERTY AND EQUIPMENT, NET

a.	Property and equipment, net consist of the following:

	December 31,
	2024	2023

Cost:

Computers and software	$7,085	$7,536
Office furniture and equipment	1,490	1,457
Machinery and lab equipment	12,459	15,792
Leasehold improvements	18,431	18,152

	$39,465	$42,937

Accumulated depreciation	16,033	17,167

	$23,432	$25,770

b.	Depreciation expenses for the years ended December 31, 2024, 2023 and 2022, amounted to $7,244, $7,195 and $7,110, respectively.

NOTE 6: -	LEASES

The Company has entered into several non-cancelable operating lease agreements, mostly for office spaces.

The Company’s main lease agreement is of an office building located in Rosh Ha’Ayin, Israel (“Premises”). This lease agreement includes a right to use office spaces and related facilities. The lease term is for 67 months, starting from July 1, 2022. However, the Company was given access to the Premises starting from November 2021 in order to allow it to construct leasehold improvements. The Company has an option to renew the lease for additional 60 months, which will be exercised automatically unless the Company informs the lessor in advance. The Company currently estimates it is reasonably certain that it will exercise this option. The lease payments for the Premises are based on an estimation of the Premises’ size in square meters taken prior to construction and may be updated according to the agreement of the parties on the measurement of the Premises taken after construction. Payments are adjusted periodically to the Israeli consumer price index (CPI). The ROU asset and lease liability were calculated using the CPI in effect at lease commencement and will not be subsequently adjusted. The company also leases additional office spaces, mainly in Germany.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 6: -	LEASES (Cont.)

Below is a summary of the Company operating right-of-use assets, net and operating lease liabilities:

	December 31,
	2024	2023

Operating lease right-of-use assets, net	$23,194	$25,486

Operating lease liabilities, current	$4,330	$4,034
Operating lease liabilities, non-current	25,264	28,475

Total operating lease liabilities	$29,594	$32,509

Weighted average remaining lease term (years)	7.93	8.90
Weighted average discount rate of operating leases	4.58%	4.59%

 Additional information regarding the Company’s operating leases:

	Year ended December 31,
	2024	2023	2022
Operating lease costs	$3,656	$3,788	$4,455
Variable lease payments	$413	$274	$13
Short term lease costs	$116	$75	$175
Cash paid for operating leases, net of operating cash flows from lease incentives received	$4,442	$3,072	$(5,314)

 Minimum lease payments over the remaining lease periods as of December 31, 2024, are as follows:

Year ended December 31,
2025	$4,420
2026	4,423
2027	4,414
2028	4,300
2029 and thereafter	17,556

Total undiscounted lease payments	$35,113

Less: interest	5,519

Present value of lease liabilities	$29,594

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 7: -	FAIR VALUE MEASUREMENTS

The below table sets forth the Company’s assets and liabilities that were measured at fair value as of December 31, 2024 by level within the fair value hierarchy:

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$11,955	$-	$11,955

Total financial assets	$-	$11,955	$-	$11,955
Liabilities:
Warrants (1)	$-	$-	$86	$86

Total financial liabilities	$-	$-	$86	$86

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

(1)
As part of the Transactions, the Company assumed a derivative warrants liability related to previously issued private placement warrants in connection with Collective Growth’s initial public offering (see Note 12). The Company utilizes a Black-Scholes option pricing model to estimate the fair value of the private placement warrants which is considered a Level 3 fair value measurement. The warrants are measured at each reporting period, with changes in fair value recognized in financing income, net. The change in the fair value of the derivative private warrants liability for the years ended December 31, 2024, 2023 and 2022 is summarized as follows:

	Year ended December 31,
	2024	2023	2022
Balance at the beginning of the period	$240	$720	$1,639
Change in fair value of warrants liability	(154)	(472)	(890)
Reclassification of warrants liability to equity	-	(8)	(29)
Balance at the end of the year	$86	$240	$720

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 7: -	FAIR VALUE MEASUREMENTS (Cont.)

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

	December 31,
	2024	2023
Fair value determined per warrant	$0.19	$0.53
Expected volatility	120%	95%
Expected annual dividend yield	0%	0%
Expected term (years)	1.3	2.3
Risk-free rate	4.2%	4.2%

NOTE 8: -	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2024	2023

Warranty provision	$538	$585
Accrued expenses	4,613	7,783
Fixed assets creditors	369	182
Others	111	193

	$5,631	$8,743

NOTE 9: -	COMMITMENTS AND CONTINGENCIES

Legal proceedings:

On March 28, 2024, a putative class action lawsuit was filed in the Delaware Court of Chancery against several former officers and directors of Collective Growth (the “Defendants”) which relates to events preceding the Transactions. Under the Transactions agreements, the Company may be required to honor all rights to indemnification or exculpation existing in favor of the directors and officers of Collective Growth, as were in effect prior to the Closing Date, solely with respect to any matters occurring on or prior to the Closing Date. The lawsuit generally alleges that the Defendants impaired Collective Growth’s public stockholders’ ability to exercise their redemption on an informed basis in connection with the Transactions, by failing to disclose material information in the proxy statement concerning the Defendants’ interests relating to the Transactions and the net cash per share that Collective Growth could contribute to the Transactions. The lawsuit asserts claims for breach of fiduciary duty and unjust enrichment.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 9: -	COMMITMENTS AND CONTINGENCIES (Cont.)

On June 21, 2024, the Defendants’ legal counsel filed a motion to dismiss. On August 9, 2024, an amended complaint was filed, and in response, on August 23, 2024, the Defendants’ legal counsel submitted an amended motion to dismiss. Briefing on the amended motion to dismiss was completed on December 20, 2024. The court scheduled oral argument on the Defendants’ motion to dismiss for May 5, 2025. The Defendants intend to vigorously defend against the claim.

As of the date hereof, the Company, with advice of its legal counsel, is unable to estimate the likelihood of an outcome, favorable or unfavorable to the Company. Hence, an estimated liability has not been recorded in the consolidated financial statements.

Other than noted above, the Company is currently not part, as plaintiff or defendant, to any legal proceedings that, individually or in the aggregate, are expected by the Company to have a material effect on the Company's business, financial position, results of operations or cash flows.

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

NOTE 10: -	SHAREHOLDERS’ EQUITY

a.	Composition of share capital:

	December 31,
	2024		2023
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of Shares		Number of Shares

Ordinary Shares of no-par value (1)	500,000,000	169,397,030	500,000,000	165,387,098

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

c.	For issuance of shares and warrants after the reporting date see Note 16.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 11: -	SHARE-BASED COMPENSATION

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

Under the 2021 Plan, as of December 31, 2024, a total of 1,282,260 shares were still available for future grant. Each option granted under the 2021 Plan expires no later than seven years from the date of grant. The options vest primarily over four years of employment unless the Board of Directors and the Board of Director’s Compensation Committee determines otherwise. Any option which is forfeited or cancelled before expiration becomes available for future grants.

b.	Options granted: The fair value of the Company’s share options granted for the years ended December 31, 2024, 2023 and 2022, was estimated using the following weighted average assumptions:
	Year ended December 31,
	2024	2023	2022

Expected term, in years	4.57	4.59	4.61
Expected volatility	69%	67%	66%
Risk-Free interest rate	3.72%-4.40%	4.30%-4.55%	1.54%-4.36%
Expected dividend yield	0%	0%	0%

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 11: -	SHARE-BASED COMPENSATION (Cont.)

A summary of option balances as of December 31, 2024, and changes during the year then ended are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2024	13,329,436	$5.38	5.07	$9,584

Granted	506,360	$0.82
Exercised	595,395	$0.44		$381
Forfeited	356,730	$4.97
Expired	2,026,384	$9.06

Outstanding at December 31, 2024	10,857,287	$4.76	4.20	$4,343

Exercisable at December 31, 2024	9,412,424	$4.89	4.05	$3,893

The weighted-average grant date fair value of options granted during the years ended December 31, 2024, 2023 and 2022, was $0.47, $2.26 and $2.35, respectively.

Exercise price - From the date the Company became public, the fair value of each Ordinary Share was based on the closing price of the Company’s publicly traded Ordinary Shares as reported on the date of the grant.

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

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 11: -	SHARE-BASED COMPENSATION (Cont.)

c.	RSUs granted: A summary of RSUs activity for the year ended December 31, 2024, is as follows:

	Number of shares	Weighted average grant date fair value per share

Unvested as of December 31, 2023	11,699,888	$4.72
Granted	11,421,466	$0.82
Vested	3,414,537	$4.54
Forfeited	2,847,494	$4.49
Unvested as of December 31, 2024	16,859,323	$2.15

d.
Earn-out shares:

In the event that the earnout Target is reached during the Earnout Period (both “Target” and “Earnout Period” as defined in the Business Combination Agreement), then: (A) Perception Capital Partners (“Perception”) shall be entitled to receive up to 2,089,882 of the Company’s Ordinary Shares, (B) Antara Capital Master Fund LP (“Antara”) shall be entitled to receive up to 312,296 of the Company’s Ordinary Shares and (C) certain members of the Company’s management shall be entitled to receive up to 1,250,000 of the Company’s Ordinary Shares. As of December 31, 2024, the Target was not reached and therefore no additional Company Ordinary Shares have been issued.

e.
The total share-based compensation expense related to all of the Company’s equity-based awards, which include options and RSUs recognized in the Company’s consolidated statements of operations are as follow:

	Year ended December 31,
	2024	2023	2022

Cost of revenues	$2,720	$1,587	$174
Research and development	11,221	13,690	11,995
Sales and marketing	1,228	1,409	2,300
General and administrative	4,513	5,634	4,980

	$19,682	$22,320	$19,449

As of December 31, 2024, unrecognized compensation cost related to share options and RSUs was $31,207, which is expected to be recognized over a weighted average period of 3.03 years.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 12: -	WARRANTS OVER ORDINARY SHARES

Upon the closing of the Transactions, 16,231,241 warrants were issued (including warrants to Perception and Antara), out of which 14,312,491 public warrants and 1,918,750 private warrants. These warrants were issued by Collective Growth prior to the Transactions, assumed by the Company and became Company Warrants outstanding to purchase Company Ordinary Shares.

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

As of December 31, 2024, 1,465,000 private warrants are no longer held by their initial purchasers or their permitted transferees. As a result, such private warrants have the same terms as the public warrants and were classified to equity. As of December 31, 2024, 453,750 private warrants remain outstanding.

NOTE 13: -	TAXES ON INCOME

a.	Corporate tax rates in Israel: The corporate tax rate in Israel is 23%.

b.	Income taxes of non-Israeli subsidiaries: Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

c.
Carryforward tax losses and credits:

As of December 31, 2024, the Company had operating loss carry forwards for Israeli income tax purposes of approximately $639,000 which may be offset indefinitely against future taxable income.

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
Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The principal components of the Company’s deferred tax assets are as follows:

	December 31,
	2024	2023

Deferred tax assets:

Net operating loss carryforward	$146,966	$125,170
Research and development costs carryforward	16,896	19,212
Capital loss carryforward	2,899	1,900
Inventory provision	1,006	1,608
Accrued expenses	849	1,732
Property and equipment	603	1,022
Lease liabilities	5,305	5,855
Other	1,490	2,419

Total deferred tax assets	176,014	158,918

Valuation allowance	(170,647)	(152,965)

Deferred tax liabilities:

Right-of-use assets	(5,335)	(5,862)
Other	(32)	(91)

Total deferred tax liabilities	(5,367)	(5,953)

Net deferred tax	$-	$-

Based on the available evidence, management believes that it is more likely than not that certain of its deferred tax assets relating to net operating loss carryforwards and other temporary differences in Israel will not be realized and accordingly a valuation allowance has been provided.

As of December 31, 2024, and 2023, the Company has not provided a deferred tax liability in respect of cumulative undistributed earnings relating to the Company’s foreign subsidiaries, as the Company intends to keep these earnings permanently invested.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 13: -	TAXES ON INCOME (Cont.)

e.	Loss before taxes on income is comprised as follows:

	Year ended December 31,
	2024	2023	2022

Domestic (Israel)	$(94,937)	$(125,228)	$(127,631)
Foreign	347	2,416	1,084

Loss before taxes on income	$(94,590)	$(122,812)	$(126,547)

f.	Income taxes are comprised as follows:

	Year ended December 31,
	2024	2023	2022

Current	$167	$642	$325

Domestic (Israel)	104	131	115
Foreign	63	511	210

Income taxes	$167	$642	$325

g.	The reconciliation of the tax benefit at the Israeli statutory tax rate to the Company’s income taxes is as follows:

	Year ended December 31,
	2024	2023	2022

Israel tax provision at statutory rate	23.00%	23.00%	23.00%
Non-deductible share-based compensation	(4.37)%	(3.87)%	(2.77)%
Effect of other permanent differences	(0.15)%	(0.31)%	0.05%
Change in valuation allowance	(19.14)%	(27.71)%	(18.70)%
Issuance costs	0.36%	6.52%	6.06%
Provision to return	-	0.24%	(8.00)%
Capital losses	1.06%	1.47%	-
Other adjustments	(0.94)%	0.14%	0.10%

Effective tax rate	(0.18)%	(0.52)%	(0.26)%

h.
Tax assessments:

The Company’s tax assessments through 2018 are considered final.

As of December 31, 2024, the tax returns of the Company are still subject to audits by the tax authorities for the tax years 2019 onwards.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 13: -	TAXES ON INCOME (Cont.)

i.
Uncertain tax positions:

The Company has reviewed the tax positions taken, or to be taken, in its tax returns for all tax years currently open to examination by a taxing authority. As of December 31, 2024 and 2023, the Company has not recorded any uncertain tax position liability.

NOTE 14: -	BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of the net loss per share for the period presented:

	Year ended December 31,
	2024	2023	2022

Numerator:

Net loss	$(94,757)	$(123,454)	$(126,872)

Denominator:

	167,216,070	147,480,521	135,224,312

The following potential ordinary shares have been excluded from the calculation of diluted net loss per share for the period presented due to their anti-dilutive effect:

a.	16,231,141 warrants, 2,402,178 sponsors earnout shares, 27,716,610 outstanding options to purchase Ordinary Shares and unvested RSUs as of December 31, 2024.

b.	16,231,141 warrants, 2,402,178 sponsors earnout shares, 25,029,324 outstanding options to purchase Ordinary Shares and unvested RSUs as of December 31, 2023.

c.	16,231,141 warrants, 2,402,178 sponsors earnout shares, 21,389,575 outstanding options to purchase Ordinary Shares and unvested RSUs as of December 31, 2022.

NOTE 15: -	SEGMENT INFORMATION

a.
The Company operates as a single operating segment in the LiDAR Sensors market. The Company's CODM is its Chief Executive Officer (CEO). The CODM makes decisions on resource allocation, assesses performance of the business and monitors budget versus actual results on a consolidated basis. As such, the segment’s profit (loss) is the Company’s consolidated net income (loss) and the segment’s assets are the Company’s consolidated assets.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 15: -	SEGMENT INFORMATION (Cont.)

b.	Segment information:
	Year ended December 31,
	2024	2023	2022
Revenues from external customers	$24,268	$20,876	$6,026
Less:
Cost of revenues	25,429	32,490	14,790
Research and development expenses	73,817	92,676	95,107
Sales and marketing expenses	7,474	8,777	10,300
General and administrative expenses	19,466	19,535	19,178
Financial income, net	7,328	9,790	6,802
Taxes on income	167	642	325

Segment loss	$94,757	$123,454	$126,872

Other segment disclosures:
Depreciation and amortization expenses	$7,786	$9,192	$7,472
Share-based compensation expenses	$19,682	$22,320	$19,449
Interest income	$5,107	$6,227	$2,487

Assets:
Segment assets	$132,049	$219,234	$255,433
Expenditures for segment assets	$4,412	$6,579	$22,567

c.
Geographic information:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location where the customers accept delivery of the products and services:

	Year ended December 31,
	2024	2023	2022

Europe, Middle East and Africa (*)	$20,755	$18,903	$3,131
Israel	2,133	83	94
Asia Pacific	192	394	739
North America (**)	1,188	1,496	2,062

	$24,268	$20,876	$6,026

(*)	Includes revenues from Germany in the amount of $20,754, $18,758 and $3,034 in the years ended December 31, 2024, 2023 and 2022, respectively.

(**)	Includes revenues from United States only.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 15: -	SEGMENT INFORMATION (Cont.)

d.	The Company’s long-lived assets (property and equipment, net and operating lease right-of-use assets, net) are located as follows:
	Year ended December 31,
	2024	2023

Israel	$45,883	$50,318
United States	3	8
Germany	724	909
Others	16	21

	$46,626	$51,256

e.
Customers accounted for over 10% of revenues:

For the year ended 2024, Customer A and Customer B accounted for 55% and 20% of revenues, respectively.

For the year ended 2023, Customer A and Customer C accounted for 48% and 47% of revenues, respectively.

For the year ended 2022, Customer C accounted for 77% of revenues.

f.
Concentration of credit risk from major customers:

As of December 31, 2024, Customer A and Customer D accounted for approximately 73% and 23% of the Company’s trade receivables, respectively.

As of December 31, 2023, Customer C accounted for approximately 91% of the Company’s trade receivables.

NOTE 16: -	SUBSEQUESNT EVENTS AFTER THE REPORTING DATE

On February 12, 2025, the Company issued a total of 28,776,978 ordinary shares of no par value and 23,021,582 warrants to purchase one ordinary share, at an offering price of $1.39 per unit (each unit consisting of one ordinary share and eight tenths of a warrant), for a total consideration of $37.3 million, net of placement agent fees and other issuance costs of $2.7 million. The warrants will be immediately exercisable at $1.69 per share and will expire five years from the date of issuance.