Form 20-F
period 2025-12-31
Innoviz Technologies Ltd.
filed 2026-03-04
CIK 1835654

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

As of December 31, 2025, the issuer had 214,090,980 ordinary shares outstanding.

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

Yes ☐     No ☒

i

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	69
A. Major Shareholders	69
B. Related Party Transactions	70
C. Interests of Experts and Counsel	71
ITEM 8. FINANCIAL INFORMATION	71
A. Consolidated Statements and Other Financial Information	71
B. Significant Changes	71
ITEM 9. THE OFFER AND LISTING	72
A. Offer and Listing Details	72
B. Plan of Distribution	72
C. Markets	72
D. Selling Shareholders	72
E. Dilution	72
F. Expenses of the Issue	72
ITEM 10. ADDITIONAL INFORMATION	72
A. Share Capital	72
B. Memorandum and Articles of Association	72
C. Material Contracts	73
D. Exchange Controls	75
E. Taxation	75
F. Dividends and Paying Agents	85
G. Statement by Experts	86
H. Documents on Display	86
I. Subsidiary Information	86
J. Annual Report to Security Holders	86
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	86
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	86
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

Forward-looking statements may be influenced by factors including the following:

•	Our limited operating history and evolving business model make evaluating our business and future prospects difficult and may increase the risk of your investment.

•
Continued pricing pressures, automotive original equipment manufacturers (“OEMs”) cost reduction initiatives and the ability of automotive OEMs to re-source or cancel vehicle or technology programs may result in lower than anticipated margins, or in incremental losses, which may adversely affect our business.

•	Failure to successfully develop non-automotive markets could limit revenue diversification and affect revenue growth.

•
We are creating innovative technologies by designing and developing unique components. The high price of, or low yield in these components, may affect our ability to sell at competitive prices or may lead to losses.

•
There are significant risks to providing our products as a direct supplier to automotive customers, including additional operating costs, increased liabilities, and additional indemnification responsibilities.

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

•
We are substantially dependent on a limited number of customers. The automotive industry is comprised of a relatively small number of players, which makes each design win material for us. While we have expanded our customer base to include significant programs with multiple customers, our business could be materially and adversely affected if certain customers terminate our programs or significantly alter or delay them.

•	Designing and manufacturing LiDARs on a mass-production scale requires meeting stringent quality requirements and we may face significant challenges and complexities in this process.

•	Our transition to production with contract manufacturers and our ramp-up towards mass production may encounter significant challenges, which could delay commercialization and increase costs.

•
The period of time from a design win to implementation varies significantly across different markets and we are subject to the risks of cancellation or postponement of contracts, or failure to successfully meet customers’ requirements for start of production (“SOP”) or deployment.

•
We target many customers that are large companies with substantial negotiating power, exacting product standards and potentially competitive internal solutions. If we are unable to sell our products to these customers, our prospects and results of operations will be adversely affected.

•
We continue to implement strategic initiatives designed to grow our business inside and outside the automotive market. These initiatives may prove more costly than we currently anticipate, and we may not succeed in increasing our revenues by an amount sufficient to offset the costs of these initiatives and to achieve and maintain profitability.

•
The first vehicles deploying our LiDAR technology and complementary software stack became commercially available to end users in 2024. Additional vehicles deploying the next generation of our technology are expected to become commercially available in the coming year. If any vehicles deploying our LiDAR technology and complementary software stacks are involved in traffic accidents or collisions actually or allegedly resulting from undetected defects, errors, or bugs in our products, or if our products actually or allegedly fail to perform as expected, we may be exposed to product liability, warranty and other claims, in addition to a decline in the market adoption of our products, damage to our reputation with current or prospective customers, or increased regulatory scrutiny of our solutions which would adversely affect our operating costs, business and prospects.

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

A. [Reserved]

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

•	Our limited operating history and evolving business model make evaluating our business and future prospects difficult and may increase the risk of your investment.

•
Continued pricing pressures, automotive OEMs cost reduction initiatives and the ability of automotive OEMs to re-source or cancel vehicle or technology programs may result in lower than anticipated margins, or in incremental losses, which may adversely affect our business.

•	Failure to successfully develop non-automotive markets could limit revenue diversification and affect revenue growth.

•
We are creating innovative technologies by designing and developing unique components. The high price of, or low yield in these components, may affect our ability to sell at competitive prices or may lead to losses.

•
There are significant risks to providing our products as a direct supplier to automotive customers, including additional operating costs, increased liabilities, and additional indemnification responsibilities.

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

•
We are substantially dependent on a limited number of customers. The automotive industry is comprised of a relatively small number of players, which makes each design win material for us. While we have expanded our customer base to include significant programs with multiple customers, our business could be materially and adversely affected if certain customers terminate our programs or significantly alter or delay them.

•	Designing and manufacturing LiDARs on a mass-production scale requires meeting stringent quality requirements and we may face significant challenges and complexities in this process.

•	Our transition to production with contract manufacturers and our ramp-up towards mass production may encounter significant challenges, which could delay commercialization and increase costs.

•
The period of time from a design win to implementation varies significantly across different markets and we are subject to the risks of cancellation or postponement of contracts, or failure to successfully meet customers’ requirements for SOP or deployment.

•
If market adoption of LiDAR for autonomous vehicles does not continue to develop, or develops more slowly than we expect, or if we fail to successfully diversify into non-automotive markets, our business will be adversely affected.

•
We target many customers that are large companies with substantial negotiating power, exacting product standards and potentially competitive internal solutions. If we are unable to sell our products to these customers, our prospects and results of operations will be adversely affected.

•
We continue to implement strategic initiatives designed to grow our business inside and outside the automotive market. These initiatives may prove more costly than we currently anticipate, and we may not succeed in increasing our revenues by an amount sufficient to offset the costs of these initiatives and to achieve and maintain profitability.

•
The markets in which we compete are characterized by rapid technological change, which requires us to continue to develop new products and product innovations and could adversely affect market adoption of our products.

•	Entry into non-automotive applications requires addressing distinct regulatory and operational considerations that may delay commercialization and adversely affect our business and prospects.

•
The first vehicles deploying our LiDAR technology and complementary software stack became commercially available to end users in 2024. Additional vehicles deploying the next generation of our technology are expected to become commercially available in the coming year. If any vehicles deploying our LiDAR technology and complementary software stacks are involved in traffic accidents or collisions actually or allegedly resulting from undetected defects, errors, or bugs in our products, or if our products actually or allegedly fail to perform as expected, we may be exposed to product liability, warranty and other claims, in addition to a decline in the market adoption of our products, damage to our reputation with current or prospective customers, or increased regulatory scrutiny of our solutions which would adversely affect our operating costs, business and prospects.

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

•
As a result of being a public company, we are obliged to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our ordinary shares.

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

•	Political, economic, security and other conditions in Israel could materially and adversely affect our business.

•	The tax benefits that are available to us require that we continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

•	The rights and responsibilities of our shareholders are governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

The other matters described in this section titled “Risk Factors”.

Risks Related to Our Business

Our limited operating history and evolving business model make evaluating our business and future prospects difficult and may increase the risk of your investment.

Our company has been focused on developing LiDAR products, components, and complementary software stacks for autonomous driving systems since our inception in 2016. This relatively limited operating history makes it difficult to evaluate our future prospects and the risks and challenges we may encounter. Further, because we have relatively limited historical financial data and we operate in rapidly evolving markets, including certain markets that we began operating in recently and therefore are subject to additional uncertainty, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in more predictable markets. In addition, our business model may evolve, which could render our historical operating history and financial data less useful in assessing our prospects.

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

In addition, our revenue may be adversely affected for a number of reasons, including the development and/or market acceptance of new technology that competes with our LiDAR products, changes by OEMs or other market participants to their autonomous vehicle technology, failure of our customers to commercialize autonomous systems that include our LiDAR solutions, our inability to effectively manage our inventory or manufacture products at scale, our failure to enter new markets in the automotive and non-automotive industries or to attract new customers or expand orders from existing customers, or due to increasing competition. Furthermore, it is difficult to predict the size and growth rate of our target markets, customer demand for our products, commercialization timelines, developments in autonomous sensing and related technology, developments in non-automotive markets and the need for LiDAR related technologies, the success of existing competitive products and services, or the entry of new competitive companies and products. Accordingly, we do not expect to achieve profitability over the near term. If our revenue does not grow over the long term, our ability to achieve and maintain profitability may be adversely affected, and the value of our business may significantly decrease.

Continued pricing pressures, automotive OEMs cost reduction initiatives and the ability of automotive OEMs to re-source or cancel vehicle or technology programs may result in lower than anticipated margins, or in incremental losses, which may adversely affect our business.

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

Failure to successfully develop non-automotive markets could limit revenue diversification and affect revenue growth.

While automotive applications remain a core focus of our business, we are increasingly pursuing revenue opportunities in non-automotive markets, including intelligent transportation systems, perimeter security, industrial, robotics, construction, smart cities and infrastructure, and other applications. Our ability to diversify our revenue base and achieve our gross margin and revenue growth depends in part on successfully commercializing our products in these emerging market segments. Developing non-automotive markets requires significant investment in product development, sales infrastructure, and customer support tailored to different industry verticals and use cases, regulatory environments and distribution channels.

There can be no assurance that our products will achieve market acceptance or commercially viable production volumes in non-automotive applications within the timeframes or at the cost levels we anticipate, or at all. If we fail to successfully scale non-automotive revenue streams, we may remain overly and significantly dependent on automotive OEM customers and may not achieve our expected gross margins and revenue growth, which would adversely affect our business, results of operations and financial condition.

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

There are significant risks to providing our products as a direct supplier to automotive customers, including additional operating costs, increased liabilities, and additional indemnification responsibilities.

We are leveraging our in-house knowledge developed via our engagement and development history, to approach and to supply the automotive OEMs directly. This approach means entering into direct agreements with automotive OEMs and not having a Tier-1 “middleman” to take on some of the risks involved in such long-term engagements. These risks include the responsibilities associated with interacting directly with automotive OEMs on complex tasks such as full design validation, direct customer support and vehicle integration. Each of these responsibilities includes additional operating costs, increased liabilities, and additional indemnification responsibilities. Furthermore, as a Tier-1 supplier we are competing directly with more-established Tier-1s that have existing agreements and relationships with the automotive OEMs, which may provide them certain advantages as compared to us.

We expect to invest substantially in research and development for the purpose of developing and commercializing new products. These investments could significantly reduce our profitability or increase our losses and may not generate revenue for us.

Our future growth depends on maintaining our technological leadership in order to introduce new products that penetrate new markets and achieve market acceptance. We therefore plan to incur substantial research and development costs as part of our efforts to design, develop, manufacture, and commercialize new products and enhance existing products. Our research and development expenses were approximately $56.5 million, $73.8 million and $92.7 million during the years ended December 31, 2025, 2024 and 2023, respectively. Our future research and development expenses may adversely affect the future results of our operations. In addition, our research and development program may not produce successful results, and even if it does successfully produce new products, those products may not achieve market acceptance, create additional revenue or become profitable.

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

In August 2025, we launched an at-the-market program (the “ATM Program”) with Jefferies LLC (the “Sales Agent”), pursuant to which we may offer and sell, from time to time, to or through the Sales Agent, ordinary shares having an aggregate offering price of up to $75 million. However, our ability to sell ordinary shares through the ATM program is subject to significant limitations and uncertainties. We can only conduct offerings during periods in which we are permitted to access the capital markets, including open trading windows, which may not coincide with our capital needs or favorable market conditions. In addition, the amount of capital that we are able to raise under the ATM program depends on a number of factors, including the market price of our ordinary shares, trading volume, overall market conditions and investor demand. If our share price declines or market conditions are unfavorable, we may be unable to raise meaningful proceeds under the ATM program, or at all. Accordingly, the ATM program may not be available when we require financing, and we cannot rely on it as a dependable source of capital.

Beyond the ATM program, we may not be able to timely secure additional financing (which may be in form of debt or equity and may be a strategic investment) on favorable terms, or at all. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing shareholders could experience significant dilution. Any debt financing obtained by us in the future, whether in the form of a credit facility or otherwise, could involve restrictive covenants relating to our capital raising activities and ability to pursue other business opportunities.

If we are unable to obtain adequate financing or to obtain financing on terms satisfactory to us when we require it, our ability to continue to grow, to support our business and to respond to business challenges could be significantly limited. Because our decision to issue debt or equity in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts.

We may experience significant delays in the design, production and launch of our LiDAR products, which could harm our business, prospects, financial condition and operating results.

Some of our products, such as the recently launched InnovizThree, are still in the development phase. Any delay in the design, production and commercial release of our current products or of any other future products could materially damage our brand, business, prospects, financial condition and operating results. There are often delays in the design, production and commercial release of new products. To the extent we delay the launch of any future product, our growth prospects could be adversely affected as we may fail to increase our market share.

Moreover, our products are technologically complex and require high standards to manufacture. In addition, our products require extensive and lengthy testing and validation cycles, particularly in connection with our LiDAR sensors and complementary software stacks, to ensure safety of the autonomous systems prior to commercial deployment. We have experienced in the past and will likely experience in the future, defects, errors or bugs at various stages of development and manufacturing. We may be unable to timely release new products, manufacture existing products, correct problems that have arisen or correct such problems to our customers’ satisfaction. Such delays could damage our relationships with customers and lead them to seek alternative sources of supply. In addition, we could face material legal claims for breach of contract or tort as a result of such delays. Defending a lawsuit, regardless of its merit, could be costly and may divert management’s attention and adversely affect the market’s perception of us and our ability to deliver and our reliability. Further, our business liability insurance coverage could prove inadequate with respect to a claim, and future coverage may be unavailable, on acceptable terms or at all.

We are substantially dependent on a limited number of customers. The automotive industry is comprised of a relatively small number of players, which makes each design win material for us. While we have expanded our customer base to include significant programs with multiple customers, our business could be materially and adversely affected if certain customers terminate our programs or significantly alter or delay them.

Historically, our business was substantially dependent on our design win with BMW. Our business is now substantially dependent on our design wins with Cariad SE for the Volkswagen brands (“Volkswagen”), as well as programs through our partnership with Mobileye Vision Technologies Ltd. (“Mobileye”) and our recently announced program with Daimler Truck North America LLC (“Daimler Truck”). Each of these customers represent a significant portion of our current and projected revenues.

There can be no assurance that we will be able to maintain our relationship with our customers and secure orders from them or that our design wins will result in increased revenues or profitability. If any of our major customers terminate or significantly alter or delay our programs with them and/or alter their respective relationships with us in an adverse manner, our business would be materially and adversely affected.

Designing and manufacturing LiDARs on a mass-production scale requires meeting stringent quality requirements and we may face significant challenges and complexities in this process.

In 2023, Magna Electronics Inc. (“Magna”) began the series-production manufacturing of our InnovizOne LiDARs in connection with the BMW L3 Program. In 2025, we began manufacturing our InnovizTwo LiDARs in connection with our other design programs with our contract manufacturing partners. The design and manufacturing of LiDARs on a mass-production scale requires us to meet stringent quality requirements and obtain various certifications. To date, we have not manufactured LiDARs on a mass-production scale in connection with any of our programs, and we expect to face significant challenges and complexities which we will need to resolve expeditiously while continuing to develop new products. For example, since manufacturing LiDARs requires investing significant capital expense in complex and unique machinery, unexpected malfunctions of such machinery could affect our operational efficiency and may result in loss of production equipment. In addition, we may face various unexpected operational risks such as damage to production facilities, delays, environmental damage, and potential legal liabilities. As a result of these challenges and risks, we may not be able to manufacture LiDARs on a mass-production scale without delays or unexpected costs, among other factors, which could adversely affect our business.

Our transition to production with contract manufacturers and our ramp-up towards mass production may encounter significant challenges, which could delay commercialization and increase costs.

We are transitioning from producing our InnovizTwo samples in-house to manufacturing series-production units with our contract manufacturers as we prepare for mass production, with our first shipment of units taking place in July 2025. This transition presents several risks, including the need to validate production lines and achieve consistent quality and yield at scale. Significant delays or inefficiencies in this process could impact our ability to meet customer requirements, including timelines. The production of LiDAR sensors requires stringent quality control and manufacturing expertise. If our contract manufacturer encounters difficulties, we may experience quality issues, increased scrap rates, or delays in meeting our customers’ milestones and requirements. Additionally, as we continue to ramp-up towards mass production, we may face unforeseen technical challenges, supply chain constraints, yield issues, or manufacturing process refinements that could extend the timeline to achieving stable, high-yield production. Reaching full manufacturing maturity where production is optimized for cost efficiency, reliability, and scalability can take longer than anticipated. If we are unable to transition effectively to mass production, or if we encounter prolonged challenges in achieving manufacturing maturity, our ability to fulfill customer demand, meet revenue targets, and establish a competitive cost structure could be adversely affected. Any disruption in this transition could delay commercialization, increase our costs, and could negatively impact our business, financial condition, and market position.

The period of time from a design win to implementation varies significantly across different markets and we are subject to the risks of cancellation or postponement of contracts, or failure to successfully meet customers’ requirements for SOP or deployment.

Prospective customers, including, but not limited to, those in the automotive industry, generally must make significant commitments of resources to test and validate our products and confirm that they can integrate with other technologies before including them in any particular system, product or model. The development and implementation cycles of our products with new customers varies widely depending on the application, market, customer and the complexity of the product. In the automotive market, for example, this development cycle can be four to five years or more. We spend significant time and resources to have our products selected by automotive OEMs and their suppliers for use in a particular vehicle model, which is known as a design win or nomination. If we do not achieve a design win with respect to a particular vehicle model, we may not have an opportunity to supply our products to the automotive OEM for that vehicle model for a period of many years. If our products are not selected by an automotive OEM or its suppliers for one vehicle model or if our products are not successful in that vehicle model, it is unlikely that our products will be deployed in other vehicle models of that automotive OEM. In non-automotive applications, by contrast, deployment timelines may be shorter and less dependent on lengthy design validation cycles, since our automotive-grade products can sometimes be deployed with limited customization. However, non-automotive customers may still require validation, integration testing, and regulatory or operational approval processes that can extend implementation timelines depending on the application.

We are subject to the risk that customers, both in the automotive and non-automotive industry, might cancel or postpone either the entire program or the implementation of our technology, as well as the risk that we will not be able to integrate our hardware and software technologies successfully into a larger system with other sensing modalities or operational requirements. If we fail to win a significant number of vehicle model programs from automotive OEMs or their suppliers, or if we are unable to successfully implement non-automotive applications, or if our customers cancel or postpone implementation, our business, results of operations and financial condition may be materially and adversely affected.

If market adoption of LiDAR for autonomous vehicles does not continue to develop, or develops more slowly than we expect, or if we fail to successfully diversify into non-automotive markets, our business will be adversely affected.

While our primary focus remains on automotive applications, including advanced driver assistance systems (“ADAS”) and autonomous driving, we are increasingly pursuing LiDAR applications in non-automotive markets such as industrial, robotics, perimeter security, intelligent transportation systems, traffic management and more. Our long-term growth strategy depends on the success in both the automotive sector and the development of these emerging non-automotive applications. Despite considerable industry effort to research and test LiDAR products for ADAS and autonomous driving, there is no guarantee that the automotive industry will continue to introduce LiDAR products in commercially available vehicles in the near future. Additionally, LiDAR adoption in non-automotive markets remains in early stages, and we face uncertainty regarding market acceptance, technical requirements, competitive dynamics, and adoption timelines in these verticals.

Other sensor technologies based on new or existing technology or a combination of technologies, may achieve acceptance or leadership in ADAS, autonomous driving, or non-automotive applications. Even if LiDAR is designed into initial generations of such technology, there is no guarantee it will be included in subsequent generations. The speed of market growth for ADAS, autonomous vehicles, and non-automotive LiDAR applications is difficult to predict, and may be affected by economic conditions, changes in inflation and interest rates in the U.S., geopolitical factors, and regulatory developments. If commercialization of LiDAR products is not successful, or not as successful as we expect, if other sensing modalities are to be preferred by either developers, OEMs, regulators, safety organizations or other market participants, or if we fail to achieve substantial penetration in non-automotive markets, our business, results of operations and financial condition will be materially and adversely affected.

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

We continue to implement strategic initiatives designed to grow our business inside and outside the automotive market. These initiatives may prove more costly than we currently anticipate, and we may not succeed in increasing our revenues by an amount sufficient to offset the costs of these initiatives and to achieve and maintain profitability.

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

While we intend to invest substantial resources in research and development, continuing technological changes in sensing technology, as well as changes in the applicable industries, including autonomous driving, perimeter security, intelligent transportation systems, could adversely affect adoption of LiDAR and/or our products. Our future success will depend on our ability to develop and introduce a variety of new capabilities and innovations to our existing product offerings, as well as introduce new products addressing the changing market needs. We cannot guarantee that our new products will be released in a timely manner, or at all, or achieve market acceptance. In addition, we may in the future need to make strategic decisions to account for low market acceptance. These actions and any similar future actions may materially and adversely affect our business and results of operations. Delays in delivering new products that meet customer requirements could damage our relationships with customers and lead them to seek alternative sources of supply.

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

Entry into non-automotive applications requires addressing distinct regulatory and operational considerations that may delay commercialization and adversely affect our business and prospects.

We are investing in and pursuing market opportunities beyond automotive, including non-automotive applications such as perimeter security, smart infrastructure, mobility, aerial, robotics and traffic intelligence. While our automotive-grade products can be deployed across various adjacent automotive segments with similar deployment approaches, non-automotive applications present distinct regulatory, operational and deployment considerations that differ materially from automotive markets.

Non-automotive applications involve distinct considerations beyond those in automotive markets. For example, smart city deployments may require compliance with local regulations and data protection requirements that vary by jurisdiction, necessitating adaptation of software configurations, cybersecurity and privacy controls for different regions. Government procurement processes for infrastructure projects typically involve evaluation cycles and formal tendering procedures which are materially different than private sector automotive OEM procurement procedures, which may affect commercialization timelines. Aviation and airport applications require coordination with aviation authorities and airport operators regarding safety protocols and operational integration. Security and autonomous systems operating in continuous or extended-duty environments may require optimization of power management and thermal design for continuous operation, differing from intermittent automotive use. Addressing these diverse market-specific requirements while still leveraging our automotive-grade product foundation may require increased regulatory and compliance investment compared to automotive markets.

Successful commercialization in non-automotive applications will depend on numerous factors, including: whether we can efficiently adapt our products to address regulatory and operational requirements across different markets and geographies; whether customers will adopt LiDAR-based solutions for these applications; whether government agencies and infrastructure operators will support our deployment in their systems; and whether these markets develop according to our expectations. If we are unable to address market-specific requirements, if regulatory or operational considerations create unexpected challenges, or if these markets develop more slowly than anticipated, our business, results of operations and financial condition may be adversely affected.

Adverse conditions in the automotive industry or the global economy more generally could have adverse effects on our results of operations.

Our business is directly affected by and significantly dependent on business cycles and other factors affecting the global automotive industry and global economy in general. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rates and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives, regulatory requirements and political volatility, especially in energy-producing countries and growth markets. In addition, automotive production and sales can be affected by our automotive OEM customers’ ability to continue operating in response to challenging economic conditions and in response to regulatory requirements and other factors. The volume of automotive production in North America, Europe, Asia and the rest of the world has fluctuated, sometimes significantly, from year to year, and we expect any such fluctuations to give rise to fluctuations in the demand for our products. Any significant adverse change in any of these factors may result in a reduction in automotive sales and production by our automotive OEM customers and could have a material adverse effect on our business, results of operations and financial condition.

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

The first vehicles deploying our LiDAR technology and complementary software stack became commercially available to end users in 2024. Additional vehicles deploying the next generation of our technology are expected to become commercially available in the coming year. If any vehicles deploying our LiDAR technology and complementary software stacks are involved in traffic accidents or collisions actually or allegedly resulting from undetected defects, errors, or bugs in our products, or if our products actually or allegedly fail to perform as expected, we may be exposed to product liability, warranty and other claims, in addition to a decline in the market adoption of our products, damage to our reputation with current or prospective customers, or increased regulatory scrutiny of our solutions which would adversely affect our operating costs, business and prospects.

Our products are technologically complex and require high standards to manufacture and may, from time to time, have, or could be alleged to have, undetected errors or defects. As the first vehicles deploying our LiDAR technology and complementary software stack became commercially available to end users in 2024, and additional vehicles deploying the next generation of our technology are expected to become commercially available in the coming year, some errors or defects in our products could be, despite rigorous testing and stringent manufacturing standards, initially undetected and discovered only after they have commercialized and deployed by customers, which could result in serious injury, including fatalities, to the end users or those in the surrounding area; our customers not being able to commercialize technology incorporating our products; litigation against us; negative publicity; and other consequences. These risks are particularly prevalent in the highly competitive autonomous driving and ADAS markets. In accordance with customary practice in the automotive industry, we provide our customers with a time-limited warranty for our products. Currently, no such errors or defects have been detected, however, if such errors or defects occur in the future and within the respective warranty period, we may incur significant additional development costs, repair or replacement costs. Such problems may also result in claims against us, including class actions, by our customers or by third parties, and in some cases, may even lead to product recall and additional costs associated with such processes. Our reputation or brand may be damaged as a result of these problems and customers may be reluctant to buy our products, which could adversely affect our ability to retain existing customers and attract new customers and could adversely affect our financial results.

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

The markets for sensing technology applicable to autonomous solutions across numerous industries are highly competitive. Our future success will depend on our ability to lead by continuing to develop and protect from infringement advanced LiDAR technology in a timely manner, and to stay ahead of existing and new competitors. Our competitors are numerous and they compete with us directly by offering LiDAR products, and indirectly by attempting to solve some of the same challenges with different technology. We face competition from other developers of LiDAR products, Tier-1 suppliers and other technology and automotive supply companies, some of which have significantly greater resources than we do. Our competitors include, among others: Valeo SA, Hesai, Aeva, Robosense, Seyond (ex-Innovusion) and Ouster. In the automotive market, some of our competitors have commercialized non-LiDAR-based ADAS technology which has achieved market adoption, strong brand recognition and may continue to improve these and additional technologies, further enhancing their brand recognition and standing. Other competitors are working towards commercializing autonomous driving technology and either by themselves, or with a publicly announced partner, have substantial financial, marketing, research and development and other resources. Some of our customers in the autonomous vehicle and ADAS markets have announced development efforts or made acquisitions directed at creating their own LiDAR-based or other sensing technologies, which would compete with our solutions. We do not know how close these competitors are to commercializing autonomous driving systems or novel ADAS applications. Additionally, increased competition may result in pricing pressure and reduced margins and may impede our ability to increase the sales of our products or may cause us to lose market share, either of which will adversely affect our business, results of operations and financial condition.

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

We are dependent on the services of Omer Keilaf, our Founder, Chief Executive Officer and Director.

Our success depends to a significant degree upon the continued contributions of Omer Keilaf, our Founder, Chief Executive Officer and director. Mr. Keilaf has been our Chief Executive Officer since the founding of the company in 2016, remains deeply involved in all aspects of our business, and is the name and face that customers, suppliers and investors associate with Innoviz. The loss of Mr. Keilaf would adversely affect our business, since his loss could make it more difficult to, among other things, compete with other market participants and retain existing customers or cultivate new ones. Further, such a loss could be negatively perceived in the marketplace and may make it more difficult to retain existing employees and members of management.

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

On February 4, 2025, we announced an optimization of our operations to extend our cash runway and accelerate progress towards profitability and free cash flow generation, which included a reduction in the company’s headcount by approximately 9% during the first quarter of 2025.

Our primary research and development activities as well as significant elements of our operations, general and administrative activities are conducted at our headquarters in Israel, where we compete for talent against major global technology companies that maintain significant operations in the country. Many of these companies have substantially greater financial resources and more robust compensation mechanisms than we do, which they use to attract and retain skilled employees. As a result, we may not succeed in recruiting additional experienced or professional personnel, in retaining personnel or in effectively replacing such current personnel who may depart with qualified or effective successors. Our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly decreased in value.

While we utilize non-competition agreements with our employees as a means of preventing competitors from leveraging our intellectual property and proprietary expertise, those agreements may not be effective in achieving that objective. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. We may be unable to enforce these agreements under Israeli or other applicable law, and it may be difficult for us to restrict our competitors from benefiting from the expertise of our former employees developed while working for us.

In addition, we rely on our skilled personnel, including our engineers, to meet deadlines associated with our numerous products and programs. Our programs often require significant development and delivery efforts, and as we obtain additional customers and the number of our programs increases, including the potential addition of multiple new programs simultaneously, we may need to recruit and integrate qualified personnel quickly to accommodate the increased workload. Recruiting and onboarding skilled employees, particularly engineers with expertise in LiDAR and related technologies, may take longer than anticipated, especially in our competitive ecosystem, and we may not be able to scale our workforce at the pace required to support our commitments. In the interim, our existing personnel may be required to support an increasing number of products and programs simultaneously, which could strain our resources and make it more difficult for us to meet the development and commercialization targets we set internally and with our partners.

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

We report our financial results in U.S. dollars. We collect our revenue primarily in U.S. dollars. A portion of the cost of revenue, research and development, sales and marketing and general and administrative expenses of our Israeli operations are incurred in ILS. As a result, we are exposed to exchange rate risks that may materially and adversely affect our financial results. If ILS appreciates against the USD or if the value of ILS declines against the USD at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of ILS, then the USD cost of our operations in Israel would increase and our results of operations could be materially and adversely affected. Our Israeli operations also could be materially and adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation in Israel or the rate of appreciation (if any) of ILS against the USD. The Israeli annual rate of inflation amounted to 2.6%, 3.2%, and 3.0% for the years ended December 31, 2025, 2024 and 2023, respectively. The value of the USD devaluated against the value of the ILS for the year ended December 31, 2025 by 12.5%, and appreciated against the value of the ILS by approximately 0.6% and 3.1% in 2024 and 2023, respectively.

We rely on third-party suppliers and are susceptible to supply shortages, long lead times for components and supply changes, any of which could disrupt our supply chain and could delay deliveries of our products to customers.

Some of the components that go into the manufacture of our solutions are sourced from third-party suppliers, with some of the key components coming from limited or single source suppliers. We are therefore subject to the risk of shortages and long lead times in the supply of these components and the risks that our suppliers discontinue or modify components used in our products. Other global events, including political events and trade-related trends may also disrupt our supply chain and operations. For example, the Houthi movement, a terrorist group in Yemen that has been limiting the movement of marine vessels traversing the Red Sea, has led to delays in shipping and to increased shipping and transport costs. These or other events may delay our future production, including our ability to timely set up a production line in Asia, which may require us to find alternative location for our production line due to such instabilities. In addition, our products depend on external semi-conductor foundries.

Export controls, geopolitical tensions, and other regulatory obligations applicable to our suppliers may also restrict their ability to supply us with necessary components, further impacting the continuity of our supply chain. For example, during 2025, changes in export control regulations affected our access to specialized components from certain suppliers, requiring us to identify alternative sources and incur additional mitigation costs. We may face similar challenges in the future as regulatory environments continue to evolve. Specifically, the United States and European Union have implemented or may further implement regulations that restrict or prohibit the use of Chinese-sourced components in certain applications, particularly those related to national security or critical infrastructure, or to specific types of customers. These potentially conflicting regulatory requirements may force us to restructure our supply chain, limit our market access, increase costs, or otherwise adversely impact our operations. Any such supply chain restructuring could also disrupt our operations and delay our ability to fulfill customer orders.

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

International sales comprise a significant amount of our overall revenue. Sales to international customers accounted for approximately 95.3%, 91.2% and 99.6% of our revenue in the years ended December 31, 2025, 2024 and 2023, respectively. We are committed to growing our international sales and, while we have committed resources to expanding our international operations and sales channels, these efforts may not be successful. International operations are subject to a number of other risks, including:

•	exchange rate fluctuations;

•	political and economic instability, international terrorism and anti-Israeli sentiment, such as the conflict and hostilities between Israel, Hamas, Hezbollah, the Houthi movement and Iran;

•	global or regional health crises;

•	potential for violations of anti-corruption laws and regulations, such as those related to bribery and fraud;

•	preference for locally branded products, and laws and business practices favoring local competition;

•
regulatory complexities including government mandates subject to unprecedented change and volatile export control laws that may restrict the export of components, materials, and technologies from China;

•	increased difficulty in managing inventory;

•	delayed revenue recognition;

•	less effective protection of intellectual property;

•
stringent regulations in many jurisdictions applicable to autonomous and other systems or products using our products, as well as stringent consumer protection and product compliance regulations, related to safety and environment, including but not limited to: Directive (EU) 2011/65 - the Restriction of Hazardous Substances Directive (RoHS), Regulation (EC) 1907/2006 - Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH), Regulation (EU) 2023/988 - General Product Safety Regulation (GPSR), the U.S. 21 CFR Part 1040 - Performance Standards For Light-Emitting Products, as well as applicable environmental, health and safety regulations governing smart applications in various jurisdictions. Additionally, we are subject to laws and regulations applicable to the general conduct of the company, such as without limitation, Regulation (EU) 2016/679 - General Data Protection Regulation (GDPR), and applicable competition laws, that are costly to comply with, and may vary from country to country;

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

In addition, despite the implementation of network security measures, our networks and LiDAR products also may be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our solutions. In addition, natural disasters, acts of terrorism or war, could cause disruptions in our manufacturing operations, our customers’, suppliers’ or channel partners’ businesses, or the economy as a whole. We also rely on information technology systems to communicate among our workforce and with third parties. Any disruption to our communications, whether caused by a natural disaster or by manmade problems, such as power disruptions, could adversely affect our business. We have completed formalizing our disaster recovery plan. Nevertheless, to the extent that any such disruptions result in delays or cancellations of orders or impede our suppliers’ ability to timely deliver product components, or the deployment of our products, our business, operating results and financial condition would be adversely affected.

Risks Related to Our Intellectual Property

We may not be able to adequately protect or enforce our intellectual property rights or prevent unauthorized parties from copying or reverse engineering our solutions. Our efforts to protect and enforce our intellectual property rights and prevent third parties from violating our rights may be costly.

The success of our products and our business depends in part on our ability to obtain patents and other intellectual property rights and maintain adequate legal protection for our products in the United States and other international jurisdictions. We rely on a combination of patent, copyright, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. We cannot assure you that any patents will be issued with respect to our currently pending patent applications or that any trademarks will be registered with respect to our currently pending trademark applications in a manner that gives us adequate defensive protection or competitive advantages, if at all, or that any patents issued to us or any trademarks registered by it will not be challenged, invalidated or circumvented. We have filed for patents and trademarks in the United States and in certain international jurisdictions, but such protections may not be available in all countries in which we operate or in which we seek to enforce our intellectual property rights, or may be difficult to enforce in practice, particularly with respect to software patents, where infringement is significantly harder to prove, we are less likely to successfully assert our patents. Our currently issued patents and trademarks and any patents and trademarks that may be issued or registered, as applicable, in the future with respect to pending or future applications may not provide sufficiently broad protection or may not prove to be enforceable in actions against alleged infringers. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive to ours or infringe our intellectual property.

Protecting against the unauthorized use of our intellectual property, products and other proprietary rights is expensive and difficult, particularly internationally. We believe that our patents are foundational, and we intend to leverage and enforce our intellectual property portfolio where appropriate to protect our competitive advantage. Unauthorized parties may attempt to copy or reverse engineer our solutions or certain aspects of our solutions that we consider proprietary. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to prevent unauthorized parties from copying or reverse engineering our solutions, to determine the validity and scope of the proprietary rights of others or to block the importation of infringing products from one patent jurisdiction into another jurisdiction.

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

Although we hold patents related to our products, a number of companies, both inside and outside of the LiDAR industry, hold other patents covering aspects of LiDAR products or related components and software. In addition to these patents, participants in this industry typically also protect their technology, especially embedded software, through copyrights and trade secrets. As a result, there is frequent litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. We may receive in the future inquiries from other intellectual property holders and may become subject to claims that we infringed or misappropriate their intellectual property rights, particularly as we expand our presence in the market.

Market diversification into new applications introduces increased intellectual property enforcement risks from non-automotive competitors operating in specialized technology sectors and from non-practicing entities. Additionally, our geographical intellectual property footprint, currently optimized for automotive applications, may not provide adequate coverage in the specific territories relevant to these new applications. Consequently, the specific territories relevant to these new markets may lack registered intellectual property protection. Moving into new territories without a corresponding increase in filings may leave us vulnerable to competitors who have already secured local rights.

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

Our defenses of intellectual property rights claims brought against us or our customers, suppliers and channel partners, with or without merit, could be time-consuming, expensive to litigate or settle, divert management resources and attention and force us to acquire intellectual property rights and licenses, which may involve substantial royalty or other payments and may not be available on acceptable terms or at all. Further, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages or obtain an injunction. An adverse determination could invalidate our intellectual property rights and adversely affect our ability to offer our products to our customers and may require that we procure or develop substitute products that do not infringe, which could require significant effort and expense. Any of these events could adversely affect our business, operating results, financial condition and prospects.

Our use of third-party artificial intelligence (“AI”) tools presents operational, data security, and intellectual property risks

We have adopted a policy governing our personnel’s use of third-party artificial intelligence and machine learning tools (“AI Tool”) that includes an approval process, restrictions on the types of information that may be shared with such tools, and validation requirements for AI-generated outputs. However, such policy may not be sufficient to eliminate all risks associated with AI Tool usage, and we cannot guarantee that all personnel, including contractors and external consultants, will comply with it in all cases. The AI landscape is evolving rapidly, and our policies and safeguards may not keep pace with emerging risks, new tool capabilities, or changes in the regulatory environment.

Material risks associated with AI Tool usage remain. Data uploaded to third-party AI Tools could be disclosed or used to train algorithms, compromising our trade secrets or confidential information of our customers or suppliers or resulting in unauthorized access, data leakage, or loss of intellectual property protection. AI Tool usage may also involve the inadvertent processing of personal data in a manner that is inconsistent with applicable data protection laws, which could result in regulatory scrutiny or claims. We also rely on third-party AI providers’ own security practices, data handling policies, and terms of service, which may change without notice or prove inadequate. AI-generated content may infringe intellectual property rights of others, contain errors or security vulnerabilities, or trigger open-source licensing obligations, including copyleft requirements, that could affect the proprietary nature of our software. The regulatory environment governing AI use remains uncertain, and new regulations could impose additional compliance obligations, reporting requirements, audit standards, or restrictions on the use of certain AI models or datasets.

If these risks materialize, we could experience data breaches, loss of intellectual property protection, infringement claims, regulatory penalties, or operational disruptions, which could adversely affect our business, results of operations and financial condition.

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

As we expand our business beyond automotive applications into other fields such as industrial, smart-cities, robotics, machinery, and security applications, we face additional regulatory and compliance risks as each of these sectors is subject to its own distinct set of regulations, industry standards, and certification requirements, which may increase our compliance burden and costs.

Concerns over environmental pollution and climate change have produced significant legislative and regulatory efforts on a global basis, and we believe this will continue both in scope and in the number of countries participating. These changes could directly increase the cost, of or access to, energy or water, which may have an effect on the way we manufacture products or utilizes energy or water to produce our products. In addition, any new regulations or laws in the environmental area might increase the cost of raw materials or key components we use in our products. Environmental regulations require us to reduce product energy or water usage, monitor and exclude an expanding list of restricted substances and to participate in required recovery and recycling of its products. In addition, reporting expectations from customers, capital providers and regulators regarding climate-related risks and sustainability are increasing, which may require us to incur significant additional compliance costs, implement new internal controls and processes, and impose increased oversight obligations on our management and board of directors. These risks may also impact our suppliers, business partners or customers, which may indirectly impact our business, financial condition, or results of operations.

Our business may be adversely affected by changes in automotive safety regulations or concerns that drive further regulation of the automobile safety market.

Government vehicle safety regulations in many jurisdictions are an important factor for our business. While certain regulations, such as those promulgated by the United Nations Economic Commission for Europe (UNECE), apply broadly across UN member countries, individual countries and regions maintain their own regulatory frameworks that may differ significantly, with some jurisdictions imposing more stringent standards and others imposing additional or alternative requirements. Historically, these regulations have imposed ever-more stringent safety regulations for vehicles. These safety regulations often require, or customers demand that, vehicles have more safety features per vehicle and more advanced safety products. Some of the regulations may apply directly to us, and some may apply only to our customers, for example for certifying the completed vehicle and obtaining the relevant type-approvals. Even where automotive regulations do not apply directly to us, they impact our business indirectly through our customers' contractual obligations to comply with specific customer requirements and industry standards, requiring us to adapt our products and operations to meet not only direct regulatory requirements but also the varied standards our customers must satisfy. Moreover, as advanced driver assistance systems and automated driving technologies continue to evolve, regulatory frameworks governing these technologies are changing rapidly and remain in flux as regulators gather more real-world data and safety information, creating ongoing uncertainty regarding future compliance requirements.

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

In the United States, regulation of ADAS and autonomous driving falls primarily within the purview of the National Highway Traffic Safety Administration (“NHTSA”) of the U.S. Department of Transportation, although other federal agencies are also involved to a more limited extent. Both federal and state authorities in the U.S. have been actively engaged in regulatory scrutiny of ADAS and autonomous driving solutions, and such authorities may impose more stringent compliance and reporting requirements in response to product recalls and safety issues in the automotive industry.

For any of our products incorporated into vehicles, we are a vehicle equipment manufacturer subject to existing requirements under the National Traffic and Motor Vehicle Safety Act of 1966 (“Vehicle Safety Act”) and the Federal Motor Vehicle Safety Standards (FMVSS) and other regulations promulgated by the NHTSA pursuant thereto. Any applicable FMVSS, which may be amended from time to time, must be considered in a self-certification process before a vehicle may be released into the U.S. market. Additional requirements include a duty to report, subject to strict timing requirements, any defect with our products that is related to motor vehicle safety. The Vehicle Safety Act imposes potentially significant civil penalties for violations, including for failure to report such defects. We are also subject to the Transportation Recall Enhancement, Accountability and Documentation Act (“TREAD”) and NHTSA’s implementing regulations and must comply with “Early Warning” requirements by reporting a wide range of information (e.g., consumer complaints, warranty claims, etc.) that could indicate a potential safety defect. TREAD imposes criminal liability for violating such requirements if a defect is confirmed subsequently and has caused death or bodily injury. In addition, the Vehicle Safety Act authorizes NHTSA to require a manufacturer to recall and repair vehicles with any safety defect or that fail to comply with any FMVSS, and this obligation would apply in the event our products had a safety defect and prompted such a recall and repair action. Our distribution into foreign countries may be subject to similar regulations. If we cannot rapidly address any safety concerns or defects with our products, our business may be adversely affected.

NHTSA has taken a number of actions in recent years specific to ADAS and autonomous driving, including imposing crash reporting requirements on manufacturers and operators of vehicles equipped with automated driving systems, and updating FMVSS to address vehicles with automated driving systems and non-conventional designs. In 2016, NHTSA secured a voluntary commitment from 20 automakers representing over 99% of U.S. market share to equip future vehicles with automatic emergency braking (“AEB”) systems. AEB systems would become standard on substantially all light-duty cars and trucks with a gross vehicle weight of 8,500 pounds or less beginning no later than September 1, 2022 and on substantially all trucks with gross vehicle weight between 8,501 pounds and 10,000 pounds beginning no later than September 1, 2025. In May 2024, NHTSA finalized a rule that requires AEB systems, including pedestrian AEB systems, on all passenger cars and light trucks by September 2029. Although in January 2025, NHTSA delayed the rule’s effective date to March 2025, the September 2029 deadline remains in place. In 2020, NHTSA updated guidelines for the testing and deployment of automated driving systems, providing unified guidance across federal government sectors for the development and integration of automated vehicles, with a focus on safety, innovation and regulatory consistency. Prior to President Trump taking office in January 2025, NHTSA proposed a voluntary national framework called AV STEP that would remove existing caps on driverless vehicles but impose additional data reporting requirements. The program has not been adopted yet by the Trump Administration, but in April 2025, the Administration announced a new NHTSA AV Framework as part of the Department of Transportation’s agenda to promote domestic innovation. NHTSA’s AV Framework includes three key principles: 1) prioritize the safety of ongoing AV operations on public roads; 2) unleash innovation by removing unnecessary regulatory barriers; and 3) enable commercial deployment of AVs to enhance safety and mobility for the American public. While the announcement indicated that NHTSA will explore further avenues to accelerate the domestic development of AVs, it identified two initial actions that NHTSA will take under this Framework: (i) the issuance of the Third Amended Standing General Order 2021-01 and (ii) the expansion of the Automated Vehicle Exemption Program to include domestically produced vehicles. In September 2025, pursuant to the Framework, NHTSA announced three proposed rulemakings, which would update FMVSS 102 (“Transmission shift position sequence, starter interlock and transmission braking effect”), FMVSS 103 (“Windshield defrosting and defogging systems”), FMVSS 104 (“Windshield wiping and washing systems”), and FMVSS 108 (“Lamps, reflective devices and associated equipment”), to address standards for vehicles with automated driving systems and no manual controls. Proposed rules to amend these FMVSSs are expected to be released for public comment in April 2026. These and future regulatory developments may impose additional compliance obligations on us or our customers and could adversely affect our business.

In addition to federal regulatory developments, many U.S. states have imposed their own requirements on autonomous vehicle development and testing, including operational, registration and financial assurance requirements. As of early 2026, 29 states and the District of Columbia have enacted laws to regulate autonomous vehicles, primarily through testing, safety, permitting and reporting mechanisms, while many other states have utilized executive orders to govern these areas. For example, California has regulated autonomous vehicles in various forms since 2012 and in December 2022 introduced legislation that would prohibit certain full self-driving marketing claims. While state-level restrictions may ease as the data and experience supporting the safety of autonomous functionality grows, we cannot predict when or whether that might happen, and state-level regulatory fragmentation could increase compliance costs or limit the markets in which our customers can deploy vehicles equipped with our products.

Outside the United States, foreign markets in which our customers operate or intend to deploy vehicles equipped with our products are also developing their own regulatory frameworks for autonomous driving, which may differ materially from U.S. requirements. In the European Union, emerging regulatory and legislative activity around autonomous vehicles has focused significantly on data privacy and security, given the volume and types of data collected, stored and transmitted by autonomous vehicles. The EU’s emerging AV strategy includes the creation of a common European mobility data space as part of its “Smart and Sustainable Transport Strategy.” In China, the government has undertaken efforts to promote autonomous vehicle development, including the release in February 2020 of the Strategies for Innovation and Development of Autonomous Vehicles by China’s National Development and Reform Commission, which sets forth a framework for technical innovation, industrial ecology, infrastructure, regulations and standards in the AV market. Other jurisdictions, including Japan and Korea, are similarly developing autonomous vehicle regulatory frameworks. While we expect workable regulatory paths forward in these markets in the near term, these international frameworks remain in early stages of development, and divergent or restrictive regulatory requirements across jurisdictions could increase compliance burdens for us and our customers, delay the deployment of autonomous vehicles using our products, or limit our addressable market. There can be no assurance that these international regulatory developments will be favorable to our products or technology.

To the extent such additional obligations apply to our products, our compliance obligations may increase, and to the extent such additional obligations require changes in the design, testing, or operation of our products, we could suffer adverse business consequences.

Failures, or perceived failures, to comply with privacy, data protection, and information security requirements in the variety of jurisdictions in which we operate may adversely impact our business, and such legal requirements are evolving, uncertain and may require improvements in, or changes to, our policies and operations.

Our current and potential future operations and sales involve the processing of information that relates to individuals and/or constitutes “personal data,” “personal information,” “personally identifiable information,” or similar terms under applicable data privacy laws (collectively, “Personal Information”) and thus subject us, and may subject our customers and vendors, to a variety of federal, state, and foreign data privacy laws, rules, industry standards, regulations, and other requirements addressing privacy and the collection, use, storage, processing, disclosure, transfer and protection of a variety of types of Personal Information. These requirements, and their application, interpretation and amendment are constantly evolving and developing. For example, the UK and EU General Data Protection Regulations are directly applicable across the UK and European Economic Area; China has adopted a stringent data privacy and security framework; Japan has amended its regime, California has enacted the California Consumer Privacy Act (which has prompted a wave of similar laws in other states); and the IL Protection of Privacy law, 5741-1981 has been significantly amended (effective as of August 2025). Each of these regimes provide for potentially material penalties for non-compliance and may, among other things, impose data security requirements, disclosure and contracting requirements, and restrictions on data collection, uses, transfers and sharing that may impact our operations and the development of our business. While, generally, we do not have access to, neither do we collect, store, process, or share Personal Information collected by our solutions in the course of their use by our end users or customers, unless our customers choose to proactively provide such Personal Information to us, our products may evolve both to address potential customer requirements or to add new features and functionality. Therefore, the full impact of these privacy regimes on our business is rapidly evolving across jurisdictions and remains uncertain at this time.

These privacy and data security regimes are evolving, uncertain and complex, and we may need to update or enhance our compliance measures as our products, markets and customer demands develop, which may require significant implementation costs. We are also subject to our customers’ privacy and data security requirements and audits. The compliance measures we adopt may prove ineffective. Any failure, or perceived failure, by us to comply with applicable requirements could result in significant proceedings, fines, damages, reputational harm, loss of proprietary data, disruption to our business and diminished ability to attract or retain customers. If any of these events were to occur, they could have an adverse effect on our financial condition, results of operations, reputation, and business.

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

We are subject to evolving laws on cybersecurity and face numerous and evolving cyber risks that threaten the confidentiality, integrity and availability of our IT Systems and Confidential Information, including from diverse threat actors, such as insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors), as well as through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error, and as a result of malicious code embedded in open-source software, or misconfigurations, bugs or other vulnerabilities in commercial software that is integrated into our (or our suppliers’ or service providers’) IT Systems, products or services. Threat actors are becoming increasingly sophisticated in using techniques and tools, including artificial intelligence, that circumvent any infrastructure we use to protect our network, evade detection and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our IT Systems, Confidential Information or business. Such cyber incidents could materially disrupt operational systems and cause disruption to our business; result in loss of Confidential Information; jeopardize the security of our facilities; impact our financial results; or affect the performance of in-product technology and the integrated software in our LiDAR solutions. In addition, we rely on third-party service providers to host or otherwise process our Confidential Information, and any failure by a third party, or any other entity in our collective supply chain, to prevent or mitigate data security breaches or improper access to, or use, acquisition, disclosure, alteration, or destruction of, such Confidential Information could have similar adverse consequences for us.

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

We maintain information technology measures designed to protect our IT Systems and Confidential Information. However, such measures and frameworks, while substantial, require continuous updates and improvements, and we cannot guarantee that such measures, including our policies, controls or procedures, will be fully implemented, complied with or effective in detecting, preventing or mitigating cyber incidents. Furthermore, given the nature of complex systems, software and services like ours, and the scanning tools that we deploy across our networks and products, we regularly identify and track security vulnerabilities. We are unable to comprehensively apply patches or confirm that measures are in place to mitigate all such vulnerabilities, or that patches will be applied before vulnerabilities are exploited by a threat actor. The implementation, maintenance, segregation and ongoing improvement of our IT Systems requires significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving, expanding and updating current IT Systems, including the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or produce, sell, deliver and service our solutions, adequately protect our Confidential Information or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. If we do not successfully implement, maintain or expand these IT Systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Further, our Confidential Information could be compromised or misappropriated, and our reputation may be adversely affected. If these IT Systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

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

As a result of being a public company, we are obliged to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our ordinary shares.

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

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could adversely affect our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that it is required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended and anticipate that we will continue to expend significant resources, including accounting-related costs, and provide significant management oversight. Any failure to maintain the adequacy of our internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially and adversely affect our ability to operate our business. In the event that our internal controls are perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our ordinary shares and warrants could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to maintain our listing on Nasdaq.

Our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company, which we expect to occur during 2026. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results.

Risks Related to Ownership of Our Ordinary Shares and Warrants

Our amended and restated articles of association (the “Articles”) and Israeli law could prevent a takeover that shareholders consider favorable and could also reduce the market price of our ordinary shares and warrants.

Certain provisions of Israeli law and our Articles could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or for our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders and warrantholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares and warrants. For example, the Israeli Companies Law, 5759-1999 (the “Companies Law”) regulates mergers, requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions) and establishes a high ownership threshold to squeeze out minority shareholders in a full tender offer. Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. See Item 10.E. “Taxation – Taxation and Government Programs – Israeli Tax Considerations and Government Programs”.

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

The SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination. The terms described in the SEC Statement are common in SPACs and are similar to the terms contained in the Warrant Agreement dated as of April 30, 2020, between Continental Stock Transfer & Trust Company and Collective Growth Corporation (the “Warrant Agreement”) governing our warrants. Following the SEC Statement, we examined the accounting treatment of our public warrants and private placement warrants, and determined to classify the private placement warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings, while the public warrants are classified as equity.

As a result, included on our balance sheet as of December 31, 2025 contained elsewhere in this Annual Report are private placement warrants. Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”), provides for the re-measurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our private placement warrants each reporting period and that the amount of such gains or losses could be material.

A market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities.

An active trading market for our securities may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, interest rates, our general conditions and the release of our financial reports. Additionally, if our securities become delisted from Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of our securities may be more limited than if we were quoted or listed on the NYSE, Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

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

On March 28, 2025, we received a letter from the Listing Qualifications Department indicating that for the thirty consecutive business days prior, the bid price for the ordinary shares had closed below the minimum $1.00 per ordinary share requirement for continued listing on Nasdaq under Nasdaq Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were provided an initial period of 180 calendar days, or until September 22, 2025, to regain compliance. The letter stated that the Listing Qualifications Department staff will provide written notification that we have achieved compliance with Rule 5550(a)(2) if at any time before September 22, 2025, the bid price of the ordinary shares closed at $1.00 per ordinary share or more for a minimum of ten consecutive business days.

On July 3, 2025, we announced that we received formal written confirmation from Nasdaq confirming that the Company regained compliance with Nasdaq’s minimum bid price requirement. The closing bid price of the ordinary shares was at $1.00 per share or greater for 10 consecutive business days from June 17, 2025, to July 1, 2025. Accordingly, Nasdaq Listing Qualifications Staff notified the Company that it determined that the Company regained compliance with Nasdaq Listing Rule 5550(a)(2), and that the matter was closed.

No assurance can be given that the price of the ordinary shares will not again be in violation of Nasdaq’s minimum bid price requirement in the future. Our failure to meet this or other requirements may result in our securities being delisted from Nasdaq. A delisting could substantially decrease trading in the ordinary shares, adversely affect the market liquidity of the ordinary shares as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal pre-emption of state securities laws, adversely affect our ability to obtain financing on acceptable terms, if at all, and may result in the potential loss of confidence by investors, suppliers, customers and employees and fewer business development opportunities. Additionally, the market price of the ordinary shares may decline further, and shareholders may lose some or all of their investment.

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

•
our securities would not be “covered securities” under the National Securities Markets Improvement Act of 1996, which is a federal statute that prevents or pre-empts the states from regulating the sale of certain securities, including securities listed on Nasdaq, in which case our securities would be subject to regulation in each state where we offer and sell securities.

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

Nasdaq, the stock market on which our ordinary shares and warrants are listed under the symbols “INVZ,” and “INVZW,” respectively, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market is sustained for our ordinary shares and warrants, the market price of our ordinary shares and warrants may be volatile and could decline significantly. In addition, the trading volume in our ordinary shares and warrants may fluctuate and cause significant price variations to occur. We cannot assure you that the market price of our ordinary shares and warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

•	the realization of any of the risk factors presented in this Annual Report;

•	actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, results of operations, level of indebtedness, liquidity or financial condition;

•	announcement of any material business development;

•
announcements by competitors or perceived competitors regarding their products, technology development, customer wins, partnerships or market position, as well as announcements by our partners or perceived partners regarding their strategic direction, technology initiatives or business relationships, which may affect investor perception of our competitive position and market opportunity;

•	availability of capital to fund our contracts and our growth;

•	additions and departures of key personnel;

•	failure to comply with the requirements of Nasdaq (including the continued listing requirements);

•	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

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

•
other events or factors, including those resulting from infectious diseases, health epidemics and pandemics, natural disasters, war, acts of terrorism (such as the war and hostilities between Israel and Hamas, Hezbollah, the Houthi movement and Iran) or responses to these events.

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

Our quarterly and annual results of operations have fluctuated in the past and may vary significantly in the future. As such, historical comparisons of our operating results may not be meaningful. In the past, our sales were primarily to customers making purchases for research and development projects. Following our strategic transition to become a Tier-1 automotive supplier, non-recurring engineering or application engineering services (“NRE”) became another incremental source of revenue during the pre-production phase of the programs. Additionally, in connection with our BMW L3 Program, we sold components to Magna at lower average production sales prices. Therefore, our revenues from sales and NRE in any given quarter can fluctuate based on the timing and success of our customers’ programs and the stage of the program. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, and may not fully reflect the underlying performance of our business. These fluctuations could adversely affect our ability to meet our expectations or those of securities analysts or investors. If we do not meet these expectations for any period, the value of our business and our securities could decline significantly. Factors that may cause these quarterly or annual fluctuations include, without limitation, those listed below:

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

The market price of our securities may be volatile and, in the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We have been in the past and may be in the future the target of this type of litigation. Additionally, securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources from other business concerns, which could seriously harm our business. An adverse judgment could result in monetary damages, which could have a negative impact on our liquidity and financial condition. For example, on March 28, 2024, Sheadrick Richards, a purported stockholder of Collective Growth Corporation, a Delaware corporation (“Collective Growth”), filed a lawsuit against Collective Growth’s directors and affiliates in the Court of Chancery for the State of Delaware (the “Lawsuit”). The lawsuit alleged that Collective Growth’s disclosures in connection with its Business Combination (defined herein) with Innoviz (completed in April 2021) were materially incomplete and misleading, and that the directors breached their fiduciary duties. See Note 9 of our consolidated financial statements included elsewhere in this Annual Report for additional information regarding the Lawsuit.

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

The trading market for our ordinary shares and warrants is influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts, or the content and opinions included in their reports. As a relatively new public company, analysts who publish information about our ordinary shares and warrants will have had relatively little experience with us, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. If any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding us, the price of our ordinary shares and warrants could decline.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, and (2) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to notice of shareholder meetings and intend to furnish comparable quarterly financial information and proxy statements on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, our shareholders may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our “foreign private issuer” status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status; however, following a recent amendment to Section 16(a) of the Exchange Act, our directors and certain officers (as such term is defined under Rule 16a-1(f) of the Exchange Act) will no longer be exempt from the reporting requirements under Section 16(a), effective March 18, 2026. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practice we are following. We rely on this “foreign private issuer exemption”, among others, with respect to the Nasdaq rules for shareholder meeting quorums, the establishment or amendment of equity-based compensation plans and arrangements, and Nasdaq rules requiring shareholder approval for certain corporate actions. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

Risks Related to Our Incorporation and Location in Israel

Political, economic, security and other conditions in Israel could materially and adversely affect our business.

Most of our employees, including our executives, operate from our offices in Rosh HaAin, Israel, and most of our officers and directors are residents of Israel. Accordingly, our business and operations are directly affected by political, geopolitical, economic, security, and military conditions in Israel and the surrounding region.

Since October 7, 2023, Israel has been engaged in military conflicts in multiple fronts. Following attacks by Hamas on Israeli communities and civilian and military targets in Southern Israel, Israel declared war against Hamas and launched a prolonged military campaign in the Gaza Strip. A ceasefire agreement between Israel and Hamas took effect on October 9, 2025, as part of a U.S.-proposed peace framework. In January 2026, the parties commenced an additional phase of that framework, which contemplates disarmament steps, further Israeli military withdrawals and the deployment of international stabilization forces. The implementation, timing and outcome of these arrangements remain uncertain.

Israel has also been involved in military conflict with Hezbollah in Lebanon, including ground operations and extensive strikes on Hezbollah targets, leading to ceasefire agreement in November 2024. Nonetheless, Israeli military activity in Lebanon has continued from time to time at varying levels of intensity, including during recent weeks.

In addition, instability in Syria following changes in its political leadership has resulted in limited Israeli military operations targeting military assets and infrastructure, and continued volatility in Syria may further destabilize the region.

In June 2025, Israel launched a military operation against Iranian military and nuclear facilities. Iran retaliated with missile and drone attacks on targets in Israel. The United States also conducted strikes against Iranian nuclear facilities before a ceasefire took effect. On February 28, 2026, Israel and the United States launched a joint operation against targets in Iran. In response, Iran launched ballistic missiles and drones against targets in Israel and in other countries in the region, including the United Arab Emirates, Bahrain and Kuwait, as well as at U.S. military assets in the Middle East. As of the date hereof, certain military activities relating to this operation are ongoing, and their outcome and potential implications remain uncertain.

The Houthi movement in Yemen has also carried out attacks against Israel and maritime vessels in the Red Sea, resulting in disruptions to regional shipping routes and supply chains. Such attacks have occurred intermittently and may resume or intensify depending on future developments, including regional hostilities, which could further increase instability in the region.

Although ceasefire agreements have been reached on several fronts, there can be no assurance that these agreements will be sustained. The security situation remains volatile, with potential for renewed escalation, including into a broader regional conflict, and the probability, intensity and duration of any future hostilities are difficult to predict.

These developments have had, and may continue to have, certain macroeconomic consequences, including credit rating actions relating to Israel by Moody’s, S&P and Fitch. Regional hostilities, including the temporary closures of the Strait of Hormuz during the June 2025 and February 2026 conflicts and disruptions in Red Sea shipping routes, have affected international trade routes to and from Israel. Although our business has not been materially affected by such disruptions to date, a prolonged or broader escalation could result in delays in supplier deliveries, extended lead times and increased costs for freight, insurance and materials. Furthermore, during the June 2025 and February 2026 conflicts with Iran, Israeli airspace was closed and commercial flights to and from Israel were suspended for extended periods. More broadly, regional security conditions have led to repeated disruptions in international air travel to and from Israel, including flight cancellations and suspensions of service by international carriers. While not material to date, these disruptions have caused certain delays in product deliveries, business travel and customer engagement, and any recurrence causing prolonged or expanded suspension of air travel could further disrupt our operations and adversely affect our ability to conduct business internationally. In addition, during the June 2025 and February 2026 conflicts, Iranian missiles have struck civilian areas within Israel. While our facilities have not sustained any damage to date, future hostilities could directly affect our facilities, employees and infrastructure.

Many Israeli citizens are obligated by law to perform military reserve duty. During the recent conflicts, the Israeli military has called up hundreds of thousands of reservists, many of them for prolonged periods, and a number of our executive and non-executive employees and their family members have been called as well. While these call-ups have not resulted in material disruption to our operations to date, extended reserve duty obligations are expected to continue in the coming years, and significant increase in the scope or duration of such service could disrupt our operations and adversely affect our business.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages.

The State of Israel and Israeli companies have been subjected to economic boycotts, and several countries restrict business with the State of Israel and with Israeli companies. International actions and legal proceedings have, from time to time, been accompanied by calls for sanctions or other restrictive measures involving Israel or Israeli companies. There is a growing movement among countries, activists and organizations to boycott Israeli goods, services and academic research or to restrict business with Israel. If these efforts become more widespread, they could negatively impact our business operations, customer relationships and ability to expand into new markets and/or engage with potential customers.

Finally, since 2023, the Israeli government has pursued, and has recently renewed its efforts to effect, certain reforms to Israel’s judicial system. Certain financial, legal and commercial organizations have voiced concerns that such changes, if adopted, could adversely affect the macroeconomic condition in which we operate and may lead to political instability. At this stage, the proposed legislation has not become effective, and its final scope has not been fully determined. We cannot assess the potential impacts of these changes on our business, prospects, financial condition, and results of operations.

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

A non-U.S. corporation generally will be treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income (such as interest income) or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. We believe we were not a PFIC for our taxable year ending December 31, 2025. However, as discussed below, whether we were a PFIC for any given taxable year is based on a complex and factual determination and there is no assurance that the Internal Revenue Service (“IRS”) will agree with our determination. Based on the current and anticipated composition of the income, assets and operations of our company and our subsidiaries, we cannot be sure as to whether we will be a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2026 or in future taxable years. Moreover, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. This is an annual factual determination that depends on, among other things, the composition of our income (including the relative size of our gross operating loss and our passive income) and assets, and the market value of our shares and assets (including unbooked goodwill), including the composition of income and assets of our subsidiaries, from time to time, and thus a determination can only be made annually after the close of each taxable year. Moreover, the value of our assets (including unbooked goodwill) for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly. If we are a PFIC for any taxable year, a U.S. Holder (as defined below under “Taxation – United States Federal Income Taxation”) of our ordinary shares or warrants may be subject to adverse tax consequences and may incur certain information reporting obligations, even if we cease to be a PFIC in the subsequent years. Under the generally applicable PFIC rules, a U.S. Holder generally would be subject to U.S. federal income tax at the then prevailing maximum rates on ordinary income and possibly an “interest” charge, in respect of “excess distributions” and upon any gain from the disposition of our ordinary shares or warrants, as applicable, as if the excess distribution or gain had been recognized rateably over such U.S. Holder’s holding period of our ordinary shares or warrants, as applicable. Certain elections (including a qualified electing fund or a mark-to-market election) may be available to U.S. Holders of our ordinary shares to mitigate some of the adverse tax consequences resulting from PFIC treatment, however, are not available with respect to the warrants.

As previously disclosed in our Annual Report filed on Form 20-F on March 12, 2024 and our Annual Report filed on March 12, 2025, we believe we were a PFIC for our taxable years ending December 31, 2023 and December 31, 2024, respectively. U.S. Holders that held our ordinary shares and/or warrants during any taxable year in which we were a PFIC may be subject to adverse consequences under the PFIC rules as discussed further under “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

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

A United States person that owns (directly, indirectly or constructively) at least 10% of the total combined voting power or value of all classes of stock of a non-U.S. corporation that is a controlled foreign corporation for U.S. federal income tax purposes (a “United States shareholder”) may be required to report annually and include in its U.S. taxable income its pro rata share of the controlled foreign corporation’s “Subpart F income,” “global intangible low-taxed income” (renamed “net CFC tested income” for taxable years beginning after December 31, 2025, pursuant to the One Big Beautiful Bill Act of 2025 (the “OBBBA”)), and investments in U.S. property by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. A foreign corporation for U.S. federal income tax purposes generally is considered a controlled foreign corporation if United States shareholders own (directly, indirectly or constructively), in the aggregate, more than 50% of the total combined voting power of all classes of voting stock of that foreign corporation or more than 50% of the total value of all stock of that foreign corporation. Regardless of whether we are treated as a controlled foreign corporation, for taxable years beginning before January 1, 2026, certain of our non-U.S. subsidiaries will be treated as controlled foreign corporations because our U.S. subsidiaries are treated as constructively owning the stock of our non-U.S. subsidiaries (so-called “downward attribution”), and a U.S. Holder owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares may be treated as a United States shareholder with respect to such non-U.S. subsidiaries that are treated as controlled foreign corporations. However, for taxable years beginning after December 31, 2025, as a result of the restoration of Section 958(b)(4) of the Internal Revenue Code by the OBBBA, thereby adding a limitation on certain downward attribution, our non-U.S. subsidiaries generally will not be treated as controlled foreign corporations and no U.S. Holder will be treated as a United States shareholder with respect to such non-U.S. subsidiaries solely by reason of the inclusion of one or more U.S. subsidiaries within our group.

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2025, 2024 and 2023, see Item 5. “Operating and Financial Review and Prospects.”

B. Business Overview

Company Overview

We are a leading Tier-1 direct supplier of high-performance, automotive-grade LiDAR sensor platforms and complementary software stacks. Our solutions are designed to bring enhanced vision and superior performance to enable Physical AI through safe autonomous driving and other perception-focused applications at a mass scale.

We provide complete LiDAR based solutions for OEMs and Tier-1 partners developing autonomous driving vehicles for the passenger car, robotaxi, shuttle, delivery vehicle and truck markets. We also leverage our proven automotive-grade LiDAR technology to offer solutions for non-automotive markets, including smart infrastructure, perimeter security, traffic management and robotics through our InnovizSMART product line, which is designed for, among other applications, Physical AI smart applications.

We were founded in 2016, and our culture has been built on solving sophisticated technological problems through creativity and agile thinking. We created a new type of LiDAR sensor from the chip-level up, including a suite of powerful and sophisticated software applications. In 2018, we achieved our first design win to power BMW’s Level 3 autonomous platform, a program that reached maturity during 2024 with vehicles beginning to be sold with our LiDARs and complementary software stacks.

In 2022, we made the strategic decision to become a Tier-1 direct supplier enabling direct technical engagement with OEMs and improved pricing, which has played a significant role in our subsequent major OEM program wins. That same year, following more than two years of extensive diligence and qualification, Volkswagen selected us as its direct LiDAR supplier for automated vehicles across several Volkswagen brands using our InnovizTwo platform. In 2023, we announced that Volkswagen aims to expand its use of InnovizTwo LiDAR to its I.D Buzz light commercial vehicle program. In 2024, we announced that Mobileye will use the InnovizTwo Long-Range and InnovizTwo Short- to Mid-Range LiDARs for the Mobileye Drive™ platform. In September 2025, Daimler Truck selected us as a future series production supplier of advanced LiDAR units for SAE Level 4 autonomous class-8 semi-trucks.

We are currently expanding our third-party manufacturing capacity through contract manufacturers to meet anticipated demand. As part of this effort, we have entered into arrangements with contract manufacturing partners with automotive-grade facilities, and we expect these collaborations to enable volume production as customer demand increases.

In June 2025, we announced the launch of InnovizSMART, a high-performance LiDAR sensor based on the InnovizTwo platform, designed for a range of applications, including security, mobility, aerial, robotics, and intelligent traffic management, which we believe are well-suited for Physical AI deployments. With the maturation of our InnovizTwo LiDAR platform and expanding production capabilities, we are broadening our scope to focus on additional markets seeking affordable, high-performing LiDAR solutions.

Recent Developments

Launch of InnovizThree

On December 23, 2025, we announced the launch of our third-generation LiDAR sensor, InnovizThree, first demonstrated at CES in January 2026. Designed with slimmer dimensions, lower power consumption and higher performance at a significantly reduced cost compared to InnovizTwo, InnovizThree is intended to enable seamless integration behind the windshield or on the rooftop, providing OEMs with extended design flexibility. On January 6, 2026, we also announced the first fully colored long-range LiDAR camera, a compact sensor-fusion module designed to help reduce OEM integration complexity.

Integration of InnovizSMARTer LiDAR with NVIDIA Jetson Orin Nano

On January 6, 2026, we announced the integration of our InnovizSMARTer LiDAR with NVIDIA Jetson Orin Nano, a physical AI solution designed to perform real-time 3D perception processing and data compression locally at the sensor through edge computing, which is intended to enable wireless deployment in bandwidth-constrained environments while reducing centralized processing costs.

ATM Program

In August 2025, we launched an ATM Program with Jefferies LLC, pursuant to which we may offer and sell, from time to time, to or through the Sales Agent, ordinary shares having an aggregate offering price of up to $75 million. During the year ended December 31, 2025, we issued and sold 9,252,639 ordinary shares under the ATM Program for net proceeds to the Company of approximately $13.3 million.

Market Outlook

After transforming digital workflows, AI is moving into the physical world to power machines, vehicles, infrastructure, and systems that must perceive, reason, and act under real-world constraints. This transition is commonly referred to as Physical AI. At the foundation of Physical AI lies perception, and high-resolution LiDAR has emerged as the most reliable methods for digitizing the physical world into accurate, real-time 3D representations that can drive decision-making. We believe we are uniquely positioned at this inflection point, providing automotive-grade high-resolution LiDAR systems designed to enable Physical AI to scale safely, securely, and globally.

In the automotive industry, sophisticated technologies are increasingly being harnessed to develop autonomous driving vehicles. Significant investment is driven by the imperative to assure human safety and the potential for drivers to recapture time. Technologies for autonomous driving require long development and validation cycles and must ensure safety prior to commercial deployment.

Levels of Autonomous Driving

The Society of Automotive Engineers (“SAE”) defines six levels of driving automation (Levels 0 through 5), adopted by the U.S. Department of Transportation. Levels 0 through 2 are driver-assistance systems where the driver retains primary responsibility. The industry also recognizes “Level 2+,” which bridges the gap between driver-assist and autonomy by offering enhanced ADAS functionality such as hands-free highway driving. In Levels 3 through 5, the vehicle assumes increasing responsibility for driving functions, with the OEM becoming the legal driver. This shift in liability requires compliance with the highest functional safety standards (ISO26262 ASIL D), which necessitates robust sensor suites including high-performance LiDAR.

The ADAS+/Level 2+ segment is expected to grow significantly in the near term. Level 3 through Level 5 systems require a comprehensive Physical AI-supported sensing suite, and we believe our products are well-positioned to achieve widespread deployment given our reliability, automotive-grade assurance and competitive pricing. High-performance LiDAR sensors were initially at price points not suitable for mass market applications. However, successive generations of our products have achieved meaningful cost reductions that we believe may position our products for broad deployment.

Automotive Applications

Our LiDAR solutions address three primary automotive categories:

Consumer Applications for Passenger Vehicles

Consumer ADAS vehicles (Level 2+ through Level 3). Our LiDAR technology is designed to provide high-performance environmental perception capabilities that we believe are essential for enabling advanced autonomous-driving features. Our solution is designed to be suited for Level 2+, Level 3 and higher level of automation in passenger vehicles at an affordable price point, which we believe may position us to capture market share as OEMs prioritize LiDAR supported autonomous features.

Level 4 Automotive Commercial Application
Autonomous trucks. Autonomous trucks require long-range sensing capabilities to support safe operation at highway speeds, given their significant weight and extended stopping distances. We believe our selection by Daimler Truck for SAE Level 4 autonomous Class 8 trucks validates our capabilities in this segment.

Shuttles and robotaxis. These platforms require 360-degree surround perception in complex urban environments. By deploying a suite of our Long-Range and Short- to Mid-Range LiDAR sensors around the vehicle perimeter, designers can achieve comprehensive coverage without occlusion or blind spots.

Non-Automotive Applications

Beyond automotive, our LiDAR technology is designed to enable functionality across smart infrastructure applications including perimeter security, intelligent traffic management, robotics, aerial and mobility solutions. These non-automotive markets may complement our automotive business by offering different risk and revenue profiles: smaller order quantities, shorter sales cycles and higher per-unit price points, which could enable near-term revenue while our automotive programs scale. Our InnovizSMART platform, launched in June 2025, features automotive-grade performance with native Power over Ethernet (“PoE”) support, long-range detection, blockage resilience, uniform resolution across the field of view (“FoV”), and privacy-conscious design that captures spatial data rather than personal characteristics.

Our Technological Differentiation

The Role of LiDAR in Autonomous Sensing

Camera-based ADAS systems provide 2D data requiring perception algorithms to estimate 3D depth, with limited accuracy and degraded performance in low-light and adverse weather conditions. Radar offers limited angular resolution, making it difficult to differentiate between closely spaced objects or determine object shape and size. LiDAR provides a direct, high-resolution 3D measurement of the driving scene, enabling the perception system to determine the existence of objects in the vehicle’s path without requiring object classification (which we believe is a critical safety advantage). A system complying with the highest level of functional safety (ISO26262 ASIL D) requires redundancy of critical elements, not by multiplying the same sensors, but instead by adding different types of sensors to ensure that in any given challenging condition, other sensors are designed to perform well. We believe LiDAR is essential to achieving this smart redundancy alongside cameras and radar.

905nm Time-of-Flight Architecture

We employ a direct-detection Time-of-Flight (“ToF”) architecture utilizing ~905nm wavelength lasers. This deliberate architectural choice reflects our focus on cost efficiency, energy efficiency and scalability for high-volume automotive production.

905nm vs. 1550nm wavelength. Most LiDAR lasers operate at either ~905nm or ~1550nm wavelengths. While ~1550nm systems can send stronger light pulses within eye-safety limits, they generally require more expensive laser sources and indium gallium arsenide (“InGaAs”) detectors (as silicon detectors cannot efficiently detect ~1550nm light), consume more electrical power, generate more heat, and result in larger form factors. These characteristics may present challenges for integration into production vehicles, particularly electric vehicles where power budget and thermal management are critical. Our ~905nm approach uses mature, automotive-qualified silicon detector components at what we believe are significantly lower cost, with lower power consumption and a compact form factor. InnovizThree, optimized for behind-the-windshield mounting, is designed to further demonstrate our ability to address automotive design constraints while maintaining cost and energy efficiency.

ToF vs. FMCW. We believe our ToF architecture offers meaningful advantages over frequency-modulated continuous-wave (“FMCW”) alternatives for automotive-grade deployment. ToF uses direct detection rather than coherent detection, which we believe significantly reduces system complexity. It leverages mature semiconductor components and established supply chains, which we believe enables cost-effective high-volume production with lower integration risk. FMCW systems require highly precise frequency control, coherent detection and complex signal processing, increasing both development and production risk, and we believe they remain less mature for automotive-grade, high-volume deployment.

Third-Generation Product Maturity

InnovizThree represents our third-generation LiDAR platform, reflecting multiple full development cycles and real-world automotive integration experience. The platform incorporates lessons learned across optics, application-specific integrated circuit (“ASIC”) design, thermal management and system architecture from InnovizOne and InnovizTwo, and is designed from inception for automotive-grade reliability, cost efficiency and series production. Each generation has delivered meaningful cost reductions and performance improvements, which we believe reduces technical and execution risk for OEM partners.

Proprietary Signal Processing ASIC

We have developed a custom signal processing ASIC specifically optimized for our LiDAR architecture, which we believe achieves industry-leading point-cloud quality. This ASIC is designed to deliver real-time, low-latency processing with an enhanced signal-to-noise ratio and lower power consumption compared to FPGA-based designs, while providing strong intellectual property differentiation and reducing reliance on external processing hardware.

All-Weather Performance and Blockage Resilience

Our LiDAR systems are engineered for robust operation in challenging environmental conditions, including rain, fog, snow and dust, utilizing advanced filtering and signal processing designed to mitigate environmental noise. The systems are designed to maintain operational integrity under partial obstruction from mud, dirt or snow, with intelligent blockage identification and system response capabilities. These features are intended to support functional safety and long-term field reliability requirements across both automotive and non-automotive deployments.

Software Stack

Our proprietary complementary software stack turns raw point cloud data into perception ready outputs that are designed to serve as standalone, functionally safe software to be integrated into a vehicle’s existing autonomous driving platform stack to support various sensor fusion architectures. The software leverages data from our LiDAR products, coupled with our proprietary AI-based algorithms, to deliver an automotive-grade ASIL B(D) solution. Software-controlled features such as Region of Interest, variable vertical FoV and selectable frame rate enable dynamic system optimization based on real-time driving conditions. Our system design allows dynamic configuration of laser power, scanning pattern and frame rate, enabling multiple product configurations from the same hardware with only software modification.

Competitive Strengths

We believe the following strengths differentiate us from our competitors and are designed to enable us to compete effectively in our target markets.

Scalable, Cost-Effective Architecture. Our ~905nm wavelength, ToF-based architecture is designed to offer high performance, low power consumption and a compact form factor at a competitive price point. Each generation of our products has delivered cost reductions, with InnovizThree designed to deliver higher performance at further reduced cost. We believe this architecture avoids the more expensive materials, higher power requirements and larger form factors generally associated with ~1550nm systems, and the system complexity and maturity risks we believe are associated with FMCW approaches.

Comprehensive Automotive-Grade Certifications. We have achieved compliance with ISO26262 (functional safety), IATF 16949 (quality management), ISO/SAE 21434 (automotive cybersecurity), ASPICE CL1 (software development maturity), ISO/IEC 17025:2017 (testing laboratory competence), and ISO/IEC 27001:2022 (information security). We believe these certifications, validated through extensive product-safety auditing by major OEM partners, provide a significant advantage over competitors that may require years of automotive-grade certification before entering the market.

Validated OEM Partnerships. We believe our partnerships with BMW, Volkswagen, Daimler Truck and Mobileye demonstrate product maturity and automotive-grade readiness. These relationships position us to compete for additional OEM RFQs, particularly as numerous designs for mass-production Level 2+, Level 3 and Level 4 programs planned for 2028 and beyond are expected to be decided during 2026. We believe companies without comparable market credentials may face barriers to inclusion in RFQ tenders.

Cross-Market Leverage and Flexible Go-to-Market Model. We believe our automotive-grade development process and manufacturing standards provide a competitive advantage in non-automotive markets where customers increasingly demand reliability, safety validation and durability. Our ability to amortize R&D investments across automotive and non-automotive customer bases is intended to support competitive pricing and faster innovation cycles. Our multi-faceted customer engagement approach, as both Tier-1 (direct to OEM) and Tier-2 (through Tier-1 partners), is designed to allow us to cover a wide range of customers while offering customization and competitive commercial terms.

As of December 31, 2025, we owned 81 issued patents and had 124 pending patent applications covering LiDAR systems, lasers, scanners, receivers, optical devices and perception technology across multiple jurisdictions. Our multi-disciplinary in-house component design we believe creates significant barriers for competitors seeking to develop comparable solutions.

Growth Strategy

Drive adoption through lower cost, higher-performance products. Each generation of our products has featured meaningful cost reductions and performance improvements. InnovizThree is designed to deliver higher performance at reduced cost, and InnovizSMART extends this cost-efficient approach to non-automotive markets.

Expand OEM partnerships. We believe our existing partnerships and adherence to industry-leading safety and manufacturing standards can be leveraged to penetrate additional OEMs. Numerous designs for mass-production Level 2+, Level 3 and Level 4 programs planned for 2028 and onwards are expected to be decided during 2026.

Develop a comprehensive automotive portfolio. Our product portfolio—InnovizTwo Long-Range, InnovizTwo Short- to Mid-Range and InnovizThree—is designed to provide solutions across the automotive market. As Level 4 commercial use systems mature, we expect increasing demand for multiple LiDAR units per vehicle to achieve full surround sensing.

Expand into non-automotive markets. Non-automotive applications may offer shorter sales cycles and higher per-unit price points, which could enable near-term revenue while automotive programs scale. We intend to continue investing in InnovizSMART to capture share across smart infrastructure, security, robotics and aerial segments.

Penetrate Level 2+ ADAS. We believe that InnovizTwo provides a compelling Level 2+ solution from both a cost and performance perspective. Our LiDAR is designed to be upgradable from Level 2+ to Level 3 through a vehicle software update without changes.

Invest in software capabilities. We intend to continue developing our software stack, for improved AI algorithms, and an edge-processing ECU for point cloud processing.

Products

InnovizOne	InnovizTwo Long-Range	InnovizTwo Short- to Mid-Range	InnovizThree

*	Product size may differ according to specifications

Our product portfolio encompasses LiDAR sensor hardware and complementary software stack designed to improve existing vehicle features and enable new levels of automation for passenger car, commercial vehicle and non-automotive applications.

Our product offerings include:

•
InnovizOne - Our solid-state LiDAR sensor designed for automakers and robotaxi, shuttle, truck and delivery companies requiring an automotive-grade, mass-producible solution. Purpose-built to be rugged, affordable, reliable, low-power, lightweight and designed for seamless integration into Level 2+ through 5 autonomous vehicles. Classified as laser class 1 under IEC 60825-1.

•
InnovizTwo Long-Range - Our second-generation high-performance automotive-grade LiDAR sensor offers a fully featured solution designed for all levels of autonomous driving. It also features significant cost reduction and improved range performance compared to InnovizOne.

•
InnovizTwo Short- to Mid-Range - Our second-generation automotive-grade LiDAR sensor provides wide FoV coverage from 0.2m to 100m, and is designed for Level 3 consumer vehicles and Level 4 commercial applications. Based on InnovizTwo platform technology, leveraging its industrialization maturity.

•
InnovizThree- Our third-generation LiDAR platform, announced in December 2025, is designed to deliver long-range detection with expected greater cost efficiency and installation flexibility compared to InnovizTwo. It features a compact, lightweight design for behind-the-windshield, rooftop or front grille integration, and is designed to deliver a high pixel rate with contiguous scanning patterns and resilience to sunlight, adverse weather and window blockage. InnovizThree is currently in development with engineering samples produced.

•
Complementary Software – Our proprietary software that turns raw point cloud data into perception ready outputs is designed to serve as standalone, functionally safe software to be integrated into a vehicle’s existing autonomous driving platform stack. Our software delivers automotive-grade ASIL B(D) performance. We are also developing an edge-processing electronic control unit (ECU) for point cloud processing.

Commercial Traction

Our early engagement with BMW’s Level 3 series production program resulted in deep proficiency in ISO26262 compliance and functional safety adherence. Recognizing the long path to volume ramp in the automotive industry, we have taken a broad-based approach to LiDAR market opportunities:

Automotive. We focus significant management attention on automotive opportunities, tailoring our LiDAR platforms and software to OEM needs for high-volume series production programs. We are working closely with leading OEMs in Europe, Asia and North America on Level 2+, Level 3 and Level 4 programs, and are in discussions with robotaxi, shuttle, truck and delivery platform customers.

Non-Automotive. We leverage our products to win business across numerous non-automotive segments through both direct and channel relationships with potential customers globally.

Sales and Marketing

We market and sell through a direct sales organization and distribution channels. Our technology focus since inception on the automotive OEM opportunity has guided our commercial activities, with our sales team acting as a bridge between our research and development team and OEMs and other partners. For non-automotive markets, we work through channel partners that support our potential clients during the sales process, integration and post-sale support.

Research and Development

We have invested significant time and resources into research and development of LiDAR-based technologies. Our research and development team is the largest department in the company and, as of December 31, 2025, was comprised of 283 employees. Creating an automotive-grade, eye-safe and cost efficient ~905nm wavelength LiDAR solution and the complementary software stack requires a multi-disciplinary team with expertise spanning optics, lasers, mechanical engineering, micro-electronics, chip design, complex IC packaging, algorithms, neural networks, systems engineering and software architecture. Our research and development activities are largely conducted at our headquarters in Rosh HaAin, Israel.

Intellectual Property

Our success and competitive advantage depend in part upon our ability to develop and protect our core technology and intellectual property. As of December 31, 2025, we owned 81 issued patents and had 124 pending patent applications. The portfolio includes U.S. and foreign patent applications filed in U.S., Israel, Europe (including Germany, France and the United Kingdom), China, Japan and Korea. Our portfolio covers a broad range of system-level and component-level aspects of our technology including LiDAR systems, laser, scanner, receivers, optical devices, and perception technology. We also rely on trade secrets, design and manufacturing know-how, continuing technological innovations and licensing and opportunities, and protect our proprietary rights through agreements with our commercial partners, supply-chain vendors, employees, and consultants.

Competition

The market for sensing solutions that enable autonomous driving and other autonomous applications is an emerging one with many potential applications in the development stage. Our competitors are numerous and compete with us directly by offering LiDAR products, and indirectly by attempting to solve some of the same challenges with different technologies. We face competition from other developers of LiDAR products, Tier-1 suppliers and other technology and automotive supply companies, some of which have significantly greater resources than we do. Within the LiDAR segment, where competition is based significantly on performance, cost and energy efficiency, we face competition from companies utilizing a variety of laser wavelengths (~905nm and ~1550nm), detection methods (ToF and FMCW) and steering mechanisms (MEMS, mechanical, optical phased array and flash). We believe that it may take new, smaller companies a substantial period of time to gain the recognition and trust of top-tier automotive OEMs and Tier-1 suppliers.

Many of our competitors offer more limited solutions for niche applications or lower-performance ADAS markets. In the passenger car ADAS market, a number of competitors have already achieved substantial market share using camera and radar-based sensing solutions. Some of our customers in the autonomous vehicle and ADAS markets have announced development efforts or made acquisitions directed at creating their own LiDAR-based or other sensing technologies, which would compete with our solutions. Our LiDAR products enable higher-performance ADAS at price points that we believe can displace current solutions. Our engagement with premium OEMs and Tier-1 partners also differentiates us from other LiDAR makers.

Beyond automotive markets, we compete in non-automotive applications including smart infrastructure, security, robotics and aerial solutions. In these segments, we compete against both established LiDAR companies and newer entrants focused exclusively on non-automotive applications. Our automotive-grade development process and manufacturing standards provide what we believe is a competitive advantage, as customers in these markets increasingly demand reliability, safety validation and durability. Our ability to leverage R&D investments across both automotive and non-automotive customer bases supports competitive pricing and faster innovation cycles relative to competitors developing solutions for non-automotive applications alone.

While LiDAR competitors will continue to emerge and recede, we believe that our high-performance LiDARs, strong intellectual property portfolio, complementary software stack and design wins with leading OEMs have established barriers to those who follow. We expect that our technology and continuing innovation, our longstanding cooperation with leading OEMs, our expanding presence in non-automotive markets and our collaboration with Mobileye, a leader in ADAS and autonomous driving technology, will support our position as a leader in advancing LiDAR technology.

Manufacturing

Our proprietary LiDAR architecture focuses on developing a full LiDAR solution critical components designed in-house rather than using off-the-shelf commodity components. We have utilized automotive-grade contract manufacturers and vendors from an early stage, which has added to our manufacturing know-how and instilled discipline and quality in our development process.

InnovizTwo units are manufactured at our headquarters and at the facilities of our contract manufacturing partners. We have entered into arrangements with contract manufacturers with automotive-grade facilities to support volume production as customer demand increases. InnovizThree sample units are currently manufactured at our headquarters. Our operations and quality assurance teams manage sourcing, calibration, testing and quality control across all production sites. We source components from a variety of third-party manufacturers; prices and availability may be impacted by changes in supply and demand and other market factors.

Environmental, Social and Governance (ESG) Practices

We are a global company focused on creating a positive social impact by promoting the future of mobility and increasing road-traffic safety and welfare, all through the values of excellence, education, creation and innovation. In July 2025, we published our second Impact Report, which covers the company’s initiatives and activities for 2024, in accordance with the Global Reporting Initiative, or GRI, framework. Our operations and day-to-day business activities take place under the supervision of our dedicated nominating, environmental, social and governance committee of the board of directors, and with the assistance of a reputable independent ESG consulting firm.

We are committed to operating in an ethical and sustainable manner. Our corporate governance is guided by a Code of Conduct and Ethics, supplemented by employee training programs and a whistleblower mechanism to report concerns. On the environmental side, we monitor and report our Scope 1 and Scope 2 emissions and are working to reduce our energy consumption and greenhouse gas emissions over time. We endeavor to respect, value, and empower our employees and the communities in which we operate, and we invest in employee development, diversity, and inclusion initiatives. We extend these values to how we engage with local communities, including through educational outreach programs that connect young people with careers in technology and innovation.

Our Impact Report is available on our website at https://innoviz.tech/esg. Neither the Impact Report nor the content of our website are incorporated by reference into this Annual Report.

Regulation

Autonomous Vehicle Regulation

Autonomous vehicles are subject to evolving regulatory frameworks in the United States, Europe, China and other markets. In the United States, NHTSA, which is part of the U.S. Department of Transportation, provides the principal regulatory framework for vehicle safety, including requirements under the National Traffic and Motor Vehicle Safety Act, the TREAD Act, and Federal Motor Vehicle Safety Standards (“FMVSS”). NHTSA has generally supported AV technology development while actively updating FMVSS to address autonomous driving systems. Many U.S. states have also enacted autonomous vehicle regulations, primarily focused on safety and permitting. Foreign markets, including the EU and China, continue to develop their own deployment requirements for higher levels of autonomy. As legal frameworks continue to develop, we may become subject to additional regulatory requirements. Although we do not anticipate near-term impediments to our technology and products, the regulatory landscape remains an evolving one with uncertainties beyond our control.

Laser Safety

As a LiDAR technology company, we are subject to the Electronic Product Radiation Control Provisions of the Federal Food, Drug, and Cosmetic Act and related FDA regulations. These requirements govern laser products and are intended to protect individuals from hazardous or unnecessary exposure. Manufacturers are required to certify in product labeling and reports to the FDA that their products comply with applicable performance standards and maintain manufacturing, testing and distribution records.

Trade and Export Controls

Our products and operations are subject to U.S. and foreign trade and customs product classifications, including U.S. Export Administration Regulations, customs regulations and economic and trade sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. We are also subject to hazard labeling, sourcing regulations and other product compliance requirements.

Environmental, Employment and Other Regulations

Our operations are subject to various federal, state and local environmental laws and regulations pertaining to emissions, chemical substances, hazardous waste and remediation of contamination. In recent years, these laws and regulations have been focused increasingly on emerging chemicals of concern, such as, for example, per-and polyfluoroalkyl substances, and may require us to adjust our supply chain to find alternatives to such chemicals. We are also subject to laws governing occupational health and safety and wage regulations, and to evolving environmental, social and governance rules, such as climate-related and sustainability rules that may impose significant compliance costs

Legal Proceedings

From time to time, we may become involved in actions, claims, suits, and other legal proceedings arising in the ordinary course of our business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters. We are currently not a party to any material actions, claims, suits or other legal proceedings, the outcome of which, if determined adversely to it, would individually or in the aggregate have a material adverse effect on our business, financial condition, and results of operations. See Note 9 of our consolidated financial statements included elsewhere in this Annual Report, which is incorporated by reference in this Item 4.B., for additional information regarding the Lawsuit.

C. Organizational Structure

The legal name of our company is Innoviz Technologies Ltd. and we are organized under the laws of the State of Israel. We have four wholly owned subsidiaries: Innoviz Technologies Inc., which is incorporated in the United States; Innoviz Technologies GmbH, which is incorporated under the laws of Germany; Innoviz Software Centre Bucharest S.R.L, which is incorporated under the laws of Romania; and Innoviz Technologies Trading Shanghai Co., Ltd., which is incorporated under the laws of the People’s Republic of China (“Innoviz China”).

During 2025, we ceased the business activity of Innoviz China. We have not had employees in China since the first quarter of 2025, and we have recently initiated the process of liquidating Innoviz China.

D. Property, Plant and Equipment

Our corporate headquarters are located in Rosh HaAin, Israel, where we currently lease an office with approximately 16,350 square meters pursuant to a lease agreement dated November 1, 2021 (the “Lease Agreement”) (incorporated by reference as Exhibit 4.14 to the Company’s Annual Report on Form 20-F for the Year Ended December 31, 2021 filed with the SEC on March 30, 2022). This facility contains engineering, research and development, testing, product, sales and administrative functions. The initial term under the Lease Agreement is for 67 months and expires on January 31, 2028. We have an option under the Lease Agreement to renew the lease for additional 60 months, which will be exercised automatically unless we inform the lessor in advance. In April 2025, an addendum to the Lease Agreement was executed, under which the Company will continue to operate the premises pursuant to the terms specified in the addendum.

We also lease a small office space in Santa Clara, California, pursuant to a lease agreement that is in effect until July 31, 2026, and a small office in Munich, Germany, pursuant to a lease agreement that is in effect until November 15, 2027, with an option to extend the lease term for an additional five (5) year term.

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

Company Overview

We are a leading Tier-1 direct supplier of high-performance, automotive-grade LiDAR sensor platforms and complementary software stacks. Our solutions are designed to bring enhanced vision and superior performance to enable Physical AI through safe autonomous driving and other perception-focused applications at a mass scale.

We provide complete LiDAR based solutions for OEMs and Tier-1 partners developing autonomous driving vehicles for the passenger car, robotaxi, shuttle, delivery vehicle and truck markets. We also leverage our proven automotive-grade LiDAR technology to offer solutions for non-automotive markets, including smart infrastructure, perimeter security, traffic management and robotics through our InnovizSMART product line, which is designed for, among other applications, Physical AI smart applications.

We were founded in 2016, and our culture has been built on solving sophisticated technological problems through creativity and agile thinking. We created a new type of LiDAR sensor from the chip-level up, including a suite of powerful and sophisticated software applications. In 2018, we achieved our first design win to power BMW’s Level 3 autonomous platform, a program that reached maturity during 2024 with vehicles beginning to be sold with our LiDARs and complementary software stacks.

In 2022, we made the strategic decision to become a Tier-1 direct supplier enabling direct technical engagement with OEMs and improved pricing, which has played a significant role in our subsequent major OEM program wins. That same year, following more than two years of extensive diligence and qualification, Volkswagen selected us as its direct LiDAR supplier for automated vehicles across several Volkswagen brands using our InnovizTwo platform. In 2023, we announced that Volkswagen aims to expand its use of InnovizTwo LiDAR to its I.D Buzz light commercial vehicle program. In 2024, we announced that Mobileye will use the InnovizTwo Long-Range and InnovizTwo Short- to Mid-Range LiDARs for the Mobileye Drive™ platform. In September 2025, Daimler Truck selected us as a future series production supplier of advanced LiDAR units for SAE Level 4 autonomous class-8 semi-trucks.

 We are currently expanding our third-party manufacturing capacity through contract manufacturers to meet anticipated demand. As part of this effort, we have entered into arrangements with contract manufacturing partners with automotive-grade facilities, and we expect these collaborations to enable volume production as customer demand increases.

In June 2025, we announced the launch of InnovizSMART, a high-performance LiDAR sensor based on the InnovizTwo platform, designed for a range of applications, including security, mobility, aerial, robotics, and intelligent traffic management, which we believe are well-suited for Physical AI deployments. With the maturation of our InnovizTwo LiDAR platform and expanding production capabilities, we are broadening our scope to focus on additional markets seeking affordable, high-performing LiDAR solutions.

Recent Developments

Launch of InnovizThree

On December 23, 2025, we announced the launch of our third-generation LiDAR sensor, InnovizThree, first demonstrated at CES in January 2026. Designed with slimmer dimensions, lower power consumption and higher performance at a significantly reduced cost compared to InnovizTwo, InnovizThree is intended to enable seamless integration behind the windshield or on the rooftop, providing OEMs with extended design flexibility. On January 6, 2026, we also announced the first fully colored long-range LiDAR camera, a compact sensor-fusion module designed to help reduce OEM integration complexity.

Integration of InnovizSMARTer LiDAR with NVIDIA Jetson Orin Nano

On January 6, 2026, we announced the integration of our InnovizSMARTer LiDAR with NVIDIA Jetson Orin Nano, a physical AI solution designed to perform real-time 3D perception processing and data compression locally at the sensor through edge computing, which is intended to enable wireless deployment in bandwidth-constrained environments while reducing centralized processing costs.

ATM Program

In August 2025, we launched an ATM Program with Jefferies LLC, pursuant to which we may offer and sell, from time to time, to or through the Sales Agent, ordinary shares having an aggregate offering price of up to $75 million. During the year ended December 31, 2025, we issued and sold 9,252,639 ordinary shares under the ATM Program for net proceeds to the Company of approximately $13.3 million.

Key Factors Affecting Innoviz’s Operating Results

We believe that our future performance and success depends to a substantial extent on the following factors, each of which is in turn subject to significant risks and challenges, including those discussed below and in the section of this Annual Report entitled Item 3.D. “Key Information—Risk Factors.”

Market Adoption

As AI extends from digital workflows into the physical world, a transition commonly referred to as Physical AI, high-resolution LiDAR is emerging as a foundational sensing technology for systems that must perceive, reason, and act under real-world constraints. We believe that widespread adoption of LiDAR across Physical AI applications for autonomy is approaching and that we are well-positioned in both automotive and non-automotive markets to take advantage of this opportunity. Nevertheless, automotive OEMs and their suppliers have commenced the commercialization of autonomous systems that rely on LiDAR technology. Accordingly, we expect the rate of actual adoption and commercialization of LiDAR-based solutions by automotive OEMs and their suppliers to impact our results of operations, including revenue and gross margins, for the foreseeable future. Given the focus of the consumer automotive market on Level 2+, Level 3 and Level 4 segments, we expect these verticals to continue to grow over the short to medium term, we are aligning our focus and efforts on these segments, specifically via our InnovizTwo product.

We believe that InnovizTwo will drive significant revenue growth in the near to medium term. We also believe that market penetration of InnovizTwo will drive revenues in the Level 2+, Level 3 and Level 4 segments of the market. This is because the architecture of our products, which feature agile configuration of multiple components, allow us to offer different product configurations based on the same hardware with only software modification. Accordingly, we can address multiple market needs and niches without the need to develop multiple hardware configurations.

We also target Level 4 commercial automotive markets such as robotaxis, shuttles, delivery vehicles and trucks, as well as non-automotive applications including smart infrastructure, security, robotics and aerial solutions. While these non-automotive markets are at an earlier stage of commercialization relative to consumer automotive, we commenced initial commercial sales in certain of these segments during 2025. Our future success depends in part on customers in these markets adopting and scaling LiDAR-based solutions.

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

Continued Investment and Innovation

Our unique LiDAR and perception solutions feature technological breakthroughs across core components and allow us to act as one of the leading suppliers in a competitive market. We believe that our financial performance is significantly dependent on our ability to maintain this position. This in turn will depend on our future research and development investments and our ability to attract and retain highly qualified and experienced research and development personnel. These are necessary to both continue the work required on our current products and future products to full commercialization, and to identify and respond to rapidly evolving customer requirements, develop and introduce innovative new products and enhance and service existing products. Failure to do this could adversely affect our market position and our revenue, and our research and development investments may not be recovered. We also intend to continue developing our proprietary software stack to enhance the value of our LiDAR solutions and support the growing demand for Physical AI-supported sensing suites.

Components of Results of Operations

Revenues

Our revenues derive primarily from sales of LiDAR sensors and NRE to customers.

Revenues from LiDAR sensors are recognized at a point in time when the control of the goods is transferred to the customer, generally upon delivery.

NRE to certain customers may require substantive customer acceptance due to performance acceptance criteria that is considered more than a formality. For these services, revenues are recognized at a point in time upon customer acceptance.

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

We expect our sales and marketing expenses to be similar in future periods as we focus our marketing activities in the automotive market.

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

We expect our general and administrative expenses to be similar in future periods.

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

A. Operating Results

For a discussion of our results of operations for the year ended December 31, 2023, including a year-to-year comparison between the years ended December 31, 2024 and December 31, 2023, as well as a discussion of our liquidity and capital resources for the year ended December 31, 2023, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 12, 2025.

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this Annual Report. The following table sets forth our consolidated results of operations data for the periods presented:

	Year ended December 31,
	2025	2024
	(In thousands, except share and per share data)
Revenues	$55,089	$24,268
Cost of revenues	(42,184)	(25,429)
Gross profit (loss)	12,905	(1,161)
Operating expenses:
Research and development	56,478	73,817
Sales and marketing	5,751	7,474
General and administrative	18,409	19,466
Total operating expenses	80,638	100,757
Operating loss	(67,733)	(101,918)
Financial income, net	109	7,328
Loss before taxes on income	(67,624)	(94,590)
Taxes on income	(171)	(167)
Net loss	$(67,795)	$(94,757)

Basic and diluted net loss per ordinary share	$(0.34)	$(0.57)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	199,895,238	167,216,070

Comparison of the Years Ended December 31, 2025 and 2024

Revenues

	Year ended December 31,		Change	Change
	2025	2024	$	%
	(In thousands)	(In thousands)	(In thousands)
Revenues	$55,089	$24,268	$30,821	127%

Revenues increased by approximately $30.8 million, or 127%, to approximately $55.1 million for the year ended December 31, 2025, from approximately $24.3 million for the year ended December 31, 2024.

The increase in revenues was primarily due to increased sales of NRE, which contributed approximately $37.2 million in revenues during the year ended December 31, 2025 compared to approximately $18.0 million in revenues during the year ended December 31, 2024, the sale of machinery to a customer of approximately $8.4 during the year ended December 31, 2025, as well as increased sales of LiDAR sensors.

Cost of Revenues and Gross Margin

	Year ended December 31,		Change	Change
	2025	2024	$	%
	(In thousands except percentages)		(In thousands)
Cost of revenues	$42,184	$25,429	$16,755	66%
Gross margin	23%	(5)%

Cost of revenues increased by approximately $16.8 million, or 66%, to approximately $42.2 million for the year ended December 31, 2025, from approximately $25.4 million for the year ended December 31, 2024.

The increase in cost of revenues was primarily due to an increase in costs related to sales of NRE, costs related to the sale of machinery to a customer and costs related to sales of LiDAR sensors, partially offset by decreased production inefficiencies of InnovizOne and decreased excess and obsolete inventory. Gross margin increased to approximately 23% for the year ended December 31, 2025 from approximately (5)% for the year ended December 31, 2024, primarily due to increased sales of NRE, the sale of machinery to a customer, decreased production inefficiencies of InnovizOne and decreased excess and obsolete inventory.

Operating Expenses

	Year ended December 31,		Change	Change
	2025	2024	$	%
	(In thousands)	(In thousands)	(In thousands)
Research and development	$56,478	$73,817	$(17,339)	(23)%
Sales and marketing	5,751	7,474	(1,723)	(23)%
General and administrative	18,409	19,466	(1,057)	(5)%
Total operating expenses	$80,638	$100,757	$(20,119)	(20)%

Research and Development

Research and development expenses decreased by approximately $17.3 million, or 23%, to approximately $56.5 million for the year ended December 31, 2025 from approximately $73.8 million for the year ended December 31, 2024.

The decrease was primarily attributable to decreased payroll of approximately $10.7 million (primarily related to allocation of direct costs related to sales of NRE and to a decrease in headcount, partially offset by foreign currency exchange differences due to devaluation of the USD against the ILS), decreased stock-based compensation of approximately $5.0 million and decreased third-party consulting services and software expenses of approximately $2.2 million, partially offset by increased travel expenses of approximately $0.4 million.

Sales and Marketing

Sales and marketing expenses decreased by approximately $1.7 million, or 23%, to approximately $5.8 million for the year ended December 31, 2025 from approximately $7.5 million for the year ended December 31, 2024.

The decrease was primarily attributable to decreased payroll of approximately $0.8 million (primarily attributed to a decrease in headcount), decreased stock-based compensation of approximately $0.4 million and decreased consulting services expenses of approximately $0.3 million.

General and Administrative

General and administrative expenses decreased by $1.1 million, or 5% to approximately $18.4 million for the year ended December 31, 2025 from approximately $19.5 million for the year ended December 31, 2024.

The decrease was primarily related to decreased legal consulting services of approximately $1.0 million and decreased stock-based compensation of approximately $0.8 million, partially offset by increased payroll of approximately $0.7 million (primarily attributed to foreign currency exchange differences due to devaluation of the USD against the ILS).

Financial Income, net

	Year ended December 31		Change	Change
	2025	2024	$	%
	(In thousands)	(In thousands)	(In thousands)
Financial income, net	$109	$7,328	$(7,219)	(99)%

Financial income, net was approximately $0.1 million for the year ended December 31, 2025, compared to financial income, net of approximately $7.3 million for the year ended December 31, 2024.

The decrease was primarily related to foreign currency exchange differences of approximately $5.0 million (out of which approximately $4.9 million is due to differences arising from our ILS denominated lease liabilities under ASC 842), decreased bank deposit interest income of approximately $1.8 million and decreased net gain related to marketable securities of approximately $0.4 million.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Risk

Our financial results are reported in USD, and changes in the exchange rate between USD and local currencies in the countries in which we operate (primarily ILS) may affect the results of our operations. In the year ended December 31, 2025, substantially all of our revenues were denominated in USD. The USD cost of our operations in countries other than the United States may be negatively influenced by devaluation of the USD against other currencies.

During the year ended December 31, 2025, the value of the USD devaluated against the value of the ILS by approximately 12.5%. Our most significant foreign currency exposures are related to our operations in Israel. We hedge our anticipated exposure by exchanging USD into ILS in amounts sufficient to fund up to three months of operations and monitoring foreign currency exchange rates over time.

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

Other Market Risks

We do not believe that inflation had a material effect on our business, financial conditions or results of operations during the years ended December 31, 2025 and 2024.

B. Liquidity and Capital Resources

Sources of Liquidity

During the years ended December 31, 2025 and 2024, we funded our operations primarily from the approximately $370 million in proceeds we received in connection with the Business Combination (completed in April 2021), the approximately $61.4 million in net proceeds we received from our August 2023 underwritten equity offering, the approximately $37.3 million in net proceeds we received from our February 2025 registered direct offering, the approximately $13.3 million in net proceeds we received from the ATM Program during 2025, and the revenues generated from the sale of goods and services.

As of December 31, 2025, we had approximately $72.1 million in cash and cash equivalents, short term bank deposits, short term restricted cash and marketable securities. Cash equivalents and marketable securities are invested in accordance with our investment policy.

Cash Flows Summary

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2025	2024
	(In thousands)	(In thousands)
Net cash used in operating activities	$(47,918)	$(76,955)
Net cash provided by (used in) investing activities	(21,394)	75,468
Net cash provided by financing activities	51,465	224
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,120	308
Net decrease in cash, cash equivalents and restricted cash	$(16,727)	$(955)

Operating Activities

During the year ended December 31, 2025, operating activities used approximately $47.9 million. The primary factors affecting operating cash flows during the year ended December 31, 2025 were the net loss of approximately $67.8 million, impacted by non-cash charges of approximately $19.9 million consisting of stock-based compensation of approximately $16.0 million, depreciation and amortization of approximately $5.9 million, remeasurement of private warrants of approximately $(0.1) million and an increase in working capital of approximately $(1.9) million.

During the year ended December 31, 2024, operating activities used approximately $77.0 million. The primary factors affecting operating cash flows during the year ended December 31, 2024, were the net loss of approximately $94.8 million, impacted by non-cash charges of approximately $17.8 million consisting of stock-based compensation of approximately $19.7 million, depreciation and amortization of approximately $7.8 million, remeasurement of private warrants of approximately $(0.2) million and an increase in working capital of approximately $(9.5) million.

Investing Activities

During the year ended December 31, 2025, cash used in investing activities was approximately $21.4 million, which primarily resulted from investment in bank deposits of approximately $99.8 million, investment in marketable securities of approximately $37.6 million and purchase of property and equipment of approximately $4.3 million, partially offset by withdrawal of bank deposits of approximately $77.2 million, proceeds from sales and maturities of marketable securities of approximately $40.3 million and proceeds from the sale of machinery to a customer of approximately $2.9 million.

During the year ended December 31, 2024, cash provided by investing activities was approximately $75.5 million, which primarily resulted from the withdrawal of bank deposits of approximately $127.3 million and proceeds from sales and maturities of marketable securities of approximately $62.2 million, partially offset by investment in marketable securities of approximately $55.5 million, investment in bank deposits of approximately $54.1 million and purchases of property and equipment of approximately $4.4 million.

Financing Activities

During the year ended December 31, 2025, cash provided by financing activities was approximately $51.5 million resulting from approximately $37.3 million in proceeds from our registered direct offering, net of issuance costs, approximately $13.3 million in proceeds from the sale of our ordinary shares under the ATM Program, net of paid issuance costs, and approximately $0.8 million from the exercise of employee stock options.

During the year ended December 31, 2024, cash provided by financing activities was approximately $0.2 million resulting from the exercise of employee stock options.

Funding Requirements

We expect to continue to invest substantially in our research and development activities and incur commercialization expenses related to product sales, marketing, manufacturing and distribution. As we achieve further commercial success, we may need to obtain additional funding to support our continuing operations. In addition, our financial stability is reviewed by existing and potential customers from time to time and we believe that a stronger cash position provides us additional time to execute our growth strategy and is perceived positively by existing and potential customers and may also provide us with higher grading in such customers’ diligence processes. If we are unable to obtain capital when and if needed or on attractive terms, we could be forced to delay, reduce or eliminate some of our research and development programs or future commercialization efforts.

As of December 31, 2025, we had cash and cash equivalents, short term bank deposits, short term restricted cash and marketable securities of approximately $72.1 million. We expect those funds to be sufficient to continue to execute our business plan for at least the next 12 months.

Additionally, we intend to fund our operations from revenues generated from the sale of goods and services, together with funds received under the registered direct offering and proceeds from the sale of our ordinary shares from time to time under the ATM Program.

We also expect our losses to be similar in future periods as we:

•	anticipate additional inflows of NRE payments from various programs to balance some of our losses;

•	expand production capabilities to produce our LiDAR solutions, and accordingly incur costs associated with outsourcing the production of our LiDAR solutions;

•	expand our design, development, installation and servicing capabilities;

•	continue to invest in research and development;

•	increase our test and validation activities as part of our Tier-1 responsibilities;

•	produce an inventory of our LiDAR solutions; and

•	continue to invest in sales and marketing activities, including diversification of our target markets, and develop our distribution infrastructure.

Because we will incur costs and expenses from these efforts before we receive incremental revenues with respect thereto, losses in future periods will be significant. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.

Off-Balance Sheet Arrangements

Our remaining performance obligations are comprised of application engineering services not yet rendered. As of December 31, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $7.6 million, which we expect to recognize as revenues within the next 12 months.

Other than as set forth above, we have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

C. Research and Development, Patents and Licenses, etc.

Research and Development

We have invested a significant amount of time and expense into research and development of LiDAR-based technologies. Our research and development team is the largest department in the company and, as of December 31, 2025, was comprised of 283 employees. Our ability to maintain a leadership position in the industry depends to a great degree on our ongoing research and development activities. Our research and development team includes engineers and researchers with a diverse range of expertise and diverse levels of experience and academic backgrounds, including holders of B.Sc., M.Sc. and PhD degrees from leading academic institutions. Our research and development activities are largely conducted at our headquarters in Rosh HaAin, Israel.

Creating an automotive-grade, eye-safe and cost efficient ~905nm wavelength LiDAR solution and the complementary software stack requires a multi-disciplinary team with expertise spanning optics, lasers, mechanical engineering, micro-electronics, chip design, complex IC packaging, algorithms, neural networks, systems engineering and software architecture.

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

E. Critical Accounting Estimates

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

We evaluate each performance obligation to determine if it is satisfied at a point in time or over time.

Inventory Reserves

Our inventory is stated at the lower of cost or estimated net realizable value. Cost of inventory is determined as follows:

•	Raw materials and work in process - based on weighted average cost.

•	Finished goods - based mainly on weighted average standard cost method.

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

A. Directors and Senior Management

The following table provides information about our directors and executive officers as of March 1, 2026. The address for each of the directors and executive officers is 5 Uri Ariav Street, Building C, Rosh HaAin, Israel 4809202.

Name	Age	Position(s)
Omer Keilaf	46	Chief Executive Officer, Co-Founder and Director
Eldar Cegla	56	Chief Financial Officer
Avishay Moscovici	58	Chief Research & Development Officer
Elad Hofstetter	44	Chief Business Officer
Ido Luski	51	Chief Operating Officer
Amichai Steimberg	63	Chairperson of the Board of Directors
Aharon Aharon	71	Director
Dan Falk	81	Director
Stefan Jacoby	67	Director
Ronit Maor	55	Director
James Sheridan	58	Director
Orit Stav	55	Director
Alexander von Witzleben	62	Director

Executive Officers

Omer David Keilaf, Chief Executive Officer, Co-Founder and Director

Omer Keilaf is the Founder of our company and has served as our Chief Executive Officer and a member of the board of directors since January 2016. Prior to founding Innoviz, Mr. Keilaf held senior leadership roles at Consumer Physics, Inc., STMicroelectronics N.V. (NYSE: STM), and in an elite technological unit of the Intelligence Corps of the Israel Defense Forces, where he served as the System and Product Team Manager, R&D Manager, and Project Manager and System Architecture Manager, respectively. Mr. Keilaf holds a BSc and MSc in Electrical Engineering and an MBA, all from Tel Aviv University, Israel.

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

Avishay Moscovici, Chief Research & Development Officer

Avishay Moscovici has served as our Chief Research & Development Officer since February 2024. He previously served as our VP Software Engineering from 2019 to 2024 and as our Director of Software Engineering from 2017 to 2019. Prior to joining Innoviz, Mr. Moscovici served as VP of Research & Development at Rachip Ltd. from 2016 to 2017. Before joining Rachip Ltd., Mr. Moscovici served in a number of roles in Motorola Semiconductor/Freescale Semiconductor/NXP Israel from 1993-2016, including Software Department Manager, overseeing its software and hardware activities. Mr. Moscovici holds a BSc and an MSc in Electronic Engineering, and an MBA in Information Systems from Tel-Aviv University, Israel, all Magna Cum Laude.

Elad Hofstetter, Chief Business Officer

Elad Hofstetter has served as our Chief Business Officer since September 2023. He previously served as our VP Product Management from 2021 to 2023 and as our Product and Program Manager from 2018 to 2021. Prior to joining Innoviz, Mr. Hofstetter served in a number of roles at LifeBEAM Technologies Ltd., including Engineering Manager from 2017-2018. Before joining LifeBEAM Technologies Ltd., Mr. Hofstetter was a QA investigator in Teva Pharmaceutical Industries Ltd., and a commander and medic in the Israel Defense Forces Commando Unit. Mr. Hofstetter holds a BSc and an MSc in Bio-Medical Engineering from Tel Aviv University, Israel.

Ido Luski, Chief Operating Officer

Ido Luski has served as our Chief Operating Officer since July 2025, following a short transition period of serving as Co-Chief Operating Officer (aside Mr. Udy Gal-On). He previously served as our VP Delivery from 2021 to 2025, and as our Director of Project Management from 2019 to 2021. Prior to joining Innoviz, Mr. Luski served as Director of System Engineering at Intel Corporation’s (Nasdaq: INTC) RealSense group and managed system engineering groups at Elbit Systems Ltd. (TASE: ESLT). Mr. Luski holds a BSc in Software Engineering from the Academic College of Tel Aviv-Yaffo, Israel, and an MBA from Tel-Aviv University, Israel.

Directors

Amichai Steimberg, Chairperson of the Board of Directors

Amichai Steimberg has served on our board of directors since April 2021 and currently serves as the chairperson of the board of directors. Mr. Steimberg previously served as Chief Financial Officer of Orbotech Ltd. from 2000 to 2009, as Chief Operating Officer and Deputy CEO of Orbotech Ltd. from 2009 to 2013, as President and Chief Operating Officer of Orbotech Ltd. from 2013 to 2019, and as Chief Executive Officer of Orbotech Ltd. from 2019 to 2020 following Orbotech’s acquisition by KLA Corporation (NYSE: KLAC). Mr. Steimberg serves as a board member and chairperson for several private companies and non-profit organizations. Mr. Steimberg holds a BSc in Agricultural Economics and Business Administration from the Hebrew University in Jerusalem, Israel and completed the Advanced Management Program at Harvard University.

Aharon Aharon, Director

Aharon Aharon has served on our board of directors since April 2021. Since 2021, Mr. Aharon has run and operated C-Perto, a consulting service that he cofounded. He also currently serves on the board of directors and several committees of The Tel Aviv Stock Exchange Ltd. as an independent director and is a member of Israel’s National Council for Civilian Research and Development. From 2017 to 2021, Mr. Aharon served as the Chief Executive Officer of the Israel Innovation Authority (the “IIA”), an independent public entity that operates for the benefit of the Israeli innovation ecosystem and Israeli economy as a whole. Prior to joining the IIA, Mr. Aharon served as the Corporate Vice President of Hardware Technologies and General Manager of Apple Israel from 2011 to 2017. Prior to his time at Apple, Mr. Aharon served as the chief executive officer of Camero, a leading provider of UWB imaging radars, from 2004 to 2010 (when the company was acquired). In addition, Mr. Aharon served as chairperson of the board of directors of Discretix Technologies from 2003 to 2010 (Discretix was acquired by ARM in 2014). From 2001 to 2003, Mr. Aharon was the chief executive officer of Seabridge. Prior to joining Seabridge, Mr. Aharon was the Chief Operating Officer of Zoran, a Silicon Valley-based, leading provider of digital solutions in the digital entertainment and digital imaging market. Mr. Aharon started his professional career at IBM Research and has a BSc in Computer Engineering and a MSc in Electrical Engineering from the Technion-Israel Institute of Technology.

Dan Falk, Director

Dan Falk has served on our board of directors since April 2021. Mr. Falk currently serves as a member of the board of directors of the following companies: Nice Ltd. (Nasdaq: NICE) since 2001 and Evogene (Nasdaq: EVGN) since 2021. From 1999 to 2001, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd. (acquired by KLA Corporation (NYSE: KLAC)), the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank. Mr. Falk holds a B.A. degree in Economics and Political Science and an MBA, both from the Hebrew University of Jerusalem.

Stefan Jacoby, Director

Stefan Jacoby has served on our board of directors since January 2024. Mr. Jacoby currently serves as chairperson of the board of directors of Sion Power Corporation and as a member of the board of directors of Openlane Inc. (NYSE:KAR). Mr. Jacoby also serves as a chairperson of the nomination and governance committee of Openlane Inc. and as a member of the compensation committee of Sion Power Corporation. His prior experience includes roles as executive vice-president of General Motors Company, Global Chief Executive Officer and President of Volvo Car Corporation, Sweden and Chief Executive Officer and President of Volkswagen Group of America. Mr. Jacoby also holds a degree in Business Administration from the University of Cologne, Germany.

Ronit Maor, Director

Ronit Maor has served on our board of directors since April 2021. Since 2017, Ms. Maor has served as the Chief Financial Officer of Earnix Inc., a leading SaaS company providing an AI-driven pricing, rating and product personalization for insurance and banking customers. Prior to joining Earnix Inc., Ms. Maor was Chief Financial Officer at Pontis, a leading digital customer engagement company, from 2012 until its acquisition by Amdocs in 2016. Prior to her time at Pontis, Ms. Maor was VP Corporate Development at Modu, an Israeli start-up designing unique cellular phones, from 2007 to 2011. Ms. Maor also served as Chief Financial Officer of msystems Ltd., a Nasdaq-listed company, from 1997 until the company was sold to SanDisk in 2006. Ms. Maor has a BSc in Industrial Engineering and Management, Magna Cum Laude, from Tel Aviv University, Israel.

James Sheridan, Director

James Sheridan has served on our board of directors since April 2021. Mr. Sheridan is a senior operating executive with over 25 years of experience and deep experience in the automotive industry. Since July 2025, Mr. Sheridan has served as Managing Partner of Foundational Capital Partners and since 2020 as President of Perception Capital Partners. From 2005 to 2017, Mr. Sheridan co-led the North American Procurement Practice at McKinsey & Company, where he served as Senior Expert. Previously, he served as Chief Procurement Officer at Forterra Inc. and Champion Enterprises and held various purchasing roles at Ford Motor Company from 1995 to 2003. Mr. Sheridan holds a B.A. in Economics from the College of the Holy Cross and MBA in Finance from Carnegie Mellon University’s Tepper School of Business. Mr. Sheridan was appointed by Perception, which is entitled to appoint one director for so long as it beneficially owns at least 50% of the total number of ordinary shares it beneficially owned at the date of the closing of the Business Combination.

Orit Stav, Director

Orit Stav has served on our board of directors since April 2021. Ms. Stav is a seasoned investment manager with 20 years of experience in the technology, venture capital, and private equity sectors. Ms. Stav currently serves as a member of the board of directors of Menora Mivtachim Holdings Ltd., Camtek Ltd., Doral Renewable Energy Resources Ltd., and Effi Capital Nadlan Ltd. Ms. Stav also serves as a board member for several private companies. Since 2015, Ms. Stav has served as a Managing Partner at Israel Innovation Partners. Prior to that, she represented Siemens Venture Capital in Israel and led investments in technology startups. Ms. Stav holds an MBA from Hertfordshire University, UK.

Alexander Von Witzleben, Director

Alexander von Witzleben has served on our board of directors since December 2023. Mr. von Witzleben currently serves as non-executive chairperson of the board of directors of Arbonia AG and is a member of its nomination and remuneration committee and audit committees. He served as chief executive officer of Arbonia AG from 2015 to 2022. In addition, Mr. von Witzleben currently serves as the chairperson of the supervisory board of VERBIO Vereinigte BioEnergie AG. Mr. von Witzleben holds a degree in economics and business administration from the University of Passau, Germany.

B. Compensation

The table below reflects the Company’s compensation costs related to the employment of our five most highly compensated office holders (as defined in Israel’s Companies Law) with respect to the year ended December 31, 2025. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites (such as car and phone), social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company (in USD), as recognized in our financial statements for the year ended December 31, 2025, including compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our directors’ and officers’ liability insurance policy in accordance with applicable law and our Articles.

Name and Principal Position(1)	Salary and benefits(2)	Bonus	Equity-Based Compensation(3)	Total
Omer Keilaf (Chief Executive Officer)	$498,387	$0	$794,695	$1,293,082
Eldar Cegla (Chief Financial Officer)	$339,206	$0	$243,404	$582,610
Avishay Moscovici (Chief Research & Development Officer)	$316,111	$0	$196,053	$512,164
Elad Hofstetter (Chief Business Officer)	$265,038	$30,134	$192,991	$488,164
Ido Luski (Chief Operating Officer)	$297,540	$0	$169,912	$467,452

(1)	All Covered Executives were employed on a full time (100%) basis during 2025.

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

(3)
Represents the equity-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2025, based on the equity fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 11 to our consolidated financial statements included in this Annual Report.

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

Aggregate Compensation of Office Holders

The aggregate compensation, including stock-based compensation, paid by our company to its executive officers and directors as a group for the year ended December 31, 2025, was approximately $5.1 million (including Mr. Gal-On who resigned from his position as Chief Operating Officer during the year ended December 31, 2025). Such amount includes approximately $0.3 million paid for pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefit costs commonly reimbursed or paid by companies in Israel.

As of December 31, 2025, options to purchase 3,777,830 of our ordinary shares granted to our executive officers and directors as a group were outstanding under our equity incentive plans at a weighted average exercise price of $7.45 per ordinary share.

In addition, 9,443,126 RSUs granted to our executive officers and directors, were outstanding under our equity incentive plans as of December 31, 2025.

We pay to each of our non-employee directors an annual cash retainer as follows: chairperson of the board of directors: $77,500; chairperson of the audit committee, compensation committee and nominating, environmental, social and governance committee: $50,000, $45,000 and $42,500, respectively; members of the audit committee, compensation committee and nominating, environmental, social and governance committee: $42,500, $40,000 and $38,750, respectively; and each other non-employee director: $35,000. Such compensation is not cumulative and the non-employee directors receive the highest level of compensation to which they are entitled. Additionally, according to our compensation policy, we are entitled to grant the chairperson of the board of directors an annual equity grant of up to $300,000, and each of our non-employee directors an annual equity grant of up to $100,000 each. We also reimburse them for expenses arising from their board membership.

On December 16, 2025, following the approval of the Compensation Committee, the Board and the shareholders, we granted Omer Keilaf, our Chief Executive Officer, 6,256,265 Performance Share Units (“PSUs”) pursuant to Innoviz’s 2021 Share Incentive Plan, as amended on December 2025 (the “2021 Plan”).

The vesting of all the PSUs is subject to both (i) compliance with certain long-term ordinary share price performance criteria and (ii) Mr. Keilaf’s continued employment by Innoviz on each applicable vesting date.

Share Option Plans

2016 Share Incentive Plan

Our 2016 Share Incentive Plan (the “2016 Plan”) was adopted by our board of directors on May 23, 2016. The Plan provides for the grant of options to employees, directors, office holders, service providers and consultants of our company and its subsidiaries.

We no longer grant any awards under the 2016 Plan as it was superseded by our 2021 Share Incentive Plan, although outstanding options previously granted under the 2016 Plan remain governed by the 2016 Plan. As of December 31, 2025, a total of 3,402,467 options to purchase ordinary shares were outstanding under the 2016 Plan, with a weighted average exercise price of $0.88 per ordinary share. Our board of directors, or a duly authorized committee of our board of directors, administers the 2016 Plan.

2021 Share Incentive Plan

In 2021, we adopted our 2021 Plan and in December 2025 we amended such plan, under which we may grant equity-based incentive awards to attract, motivate and retain the talent for which we compete. Following the consummation of the Business Combination and the adoption of the 2021 Plan, we ceased to grant any awards under the 2016 Plan, though previously granted options under the 2016 Plan remain outstanding and governed by the 2016 Plan. As of December 31, 2025, options to purchase 6,143,229 of our ordinary shares and 25,424,436 RSUs were outstanding under the 2021 Plan.

The maximum number of our ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 19,510,820 shares (together with any shares subject to awards under the 2016 Plan that expire or become un-exercisable without having been exercised), and (ii) an annual increase on the first day of each year beginning in 2022 and ending in and including 2031, equal to the lesser of (A) 5% of the outstanding shares on the last day of the immediately preceding calendar year and (B) such amount as determined by our board of directors if so determined prior to January 1 of a calendar year; provided, however, that no more than 14,000,000 shares in total may be issued upon the exercise of incentive stock options under the 2021 Plan. If permitted by us, ordinary shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan or the 2016 Plan may again be available for issuance under the 2021 Plan. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2021 Plan in its discretion. On January 5, 2026, the number of ordinary shares reserved for the 2021 Plan increased by 16,960,814 ordinary shares. The total number of ordinary shares reserved and available for future equity grants under the 2021 Plan, as of February 10, 2026 was 11,450,400.

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

Clawback Policy

In 2023, we adopted a Clawback Policy in compliance with the SEC rules and Nasdaq listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement. A copy of the Clawback Policy is incorporated by reference to Exhibit 97 to the company’s Annual Report on Form 20-F filed with the SEC on March 12, 2024.

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

Our directors, other than the Perception Director, are divided among the three classes as follows:

•	the Class I directors are Orit Stav, Aharon Aharon and Stefan Jacoby and their terms expire at our annual general meeting to be held in 2027;

•	the Class II directors are Dan Falk and Ronit Maor and their terms expire at our annual general meeting to be held in 2028; and

•	the Class III directors are Amichai Steimberg, Omer Keilaf and Alexander von Witzleben and their terms expire at our annual general meeting to be held in 2026.

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

Corporate Governance

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our ordinary shares are listed on Nasdaq. We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the Nasdaq listing standards. Under the Nasdaq rules, listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the Nasdaq with limited exceptions. We rely on this “home country practice exemption” with respect to (a) the quorum requirement for shareholder meetings, (b) the establishment or amendment of equity based compensation plans and arrangements and (c) obtaining shareholder approval for certain corporation actions.

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

•	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees; and

•
reviewing and receiving updates from management and the DPO and CISO on the company’s risks related to cybersecurity, information technology and information security, including data protection and data privacy, and the steps that management is taking to monitor and control such risks, including the status of the company’s compliance plan.

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

•
if the terms of employment include variable components - the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•
if the terms of employment include severance compensation - the term of employment or office of the office holder, the terms of his or her compensation during such period, the company’s performance during such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

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

Our compensation policy, which was last amended in December 2025, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce an executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

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

Our compensation policy, as recommended by the Compensation Committee and the Board, was last approved by our shareholders in December 2025.

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. Under the Companies Law, the internal auditor may be our employee, but cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. The role of the internal auditor is to examine, among other things, whether our activities comply with applicable law and orderly business procedure. Mr. Oren Grupi of KPMG Somekh Chaikin, Israel, has been our internal auditor for the year ended December 31, 2025.

D. Employees

We believe that our corporate culture and our relationship with our employees contribute to our success. Our employees are continuously innovating, and our structure rewards productivity. As of December 31, 2025, we had 372 employees globally, of which 344 are located in Israel and the rest are located abroad, with 283 of our employees working in research and development.

On January 31, 2024, we announced a strategic realignment of our operations to expand our cash runway and optimize our path towards profitability and free cash flow generation, which included a reduction in the company’s headcount by approximately 13% during the first quarter of 2024.

In addition, on February 4, 2025, we announced an optimization of our operations to extend our cash runway and accelerate progress towards profitability and free cash flow generation, which included a reduction in our employee headcount by approximately 9% during the first quarter of 2025.

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

E. Share Ownership

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Directors, Senior Management and Employees—Compensation —Share Option Plans.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of February 16, 2026, by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of February 16, 2026, and restricted share units that shall vest within 60 days of February 16, 2026, to be outstanding and to be beneficially owned by the person holding the options or restricted share units for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 214,523,561 ordinary shares outstanding as of February 16, 2026.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. Unless otherwise noted below, each shareholder’s address is 5 Uri Ariav Street, Building C, Rosh HaAin 4809202, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates since January 1, 2025, is included under Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Name of Beneficial Owner	Number	%
Five Percent or More Holders
CVI Investments, Inc. (1)	11,510,791	5.4

Directors and Executive Officers
Omer Keilaf (2)	5,063,206	2.3
Eldar Cegla (3)	640,480	*
Elad Hofstetter (4)	246,978	*
Avishay Moscovici (5)	417,625	*
Ido Luski (6)	331,290	*
Amichai Steimberg (7)	723,734	*
Aharon Aharon (8)	234,329	*
Dan Falk (8)	234,329	*
Ronit Maor (8)	234,329	*
Orit Stav (8)	234,329	*
James Sheridan (9)	2,826,463	1.3
Alexander von Witzleben (10)	186,100	*
Stefan Jacoby (11)	181,326	*
All executive officers and directors as a group (13 persons)	11,554,518	5.2

*	less than 1%

(1)
Based on information reported on Schedule 13G filed with the SEC on May 12, 2025, each of CVI Investments, Inc., and Heights Capital Management, Inc., has the shared power to vote or direct to vote 11,510,791 ordinary shares and the shared power to dispose or to direct the disposition of 11,510,791 ordinary shares. The address of the principal business office of CVI Investments, Inc. is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands, and the address of the principal business office of Heights Capital Management, Inc. is 101 California Street, Suite 3250 San Francisco, California 94111.

(2)	Consists of 3,041,391 ordinary shares and 2,021,815 ordinary shares issuable upon vesting of RSUs or exercise of options or warrants that are exercisable as of or within 60 days of February 16, 2026.
(3)	Consists of 263,504 ordinary shares and 376,976 ordinary shares issuable upon vesting of RSUs or exercise of options that are exercisable as of or within 60 days of February 16, 2026.
(4)	Consists of 79,937 ordinary shares and 167,041 ordinary shares issuable upon vesting of RSUs or exercise of options that are exercisable as of or within 60 days of February 16, 2026.
(5)	Consists of 148,400 ordinary shares and 269,225 ordinary shares issuable upon vesting of RSUs or exercise of options that are exercisable as of or within 60 days of February 16, 2026.
(6)	Consists of 121,403 ordinary shares and 209,887 ordinary shares issuable upon vesting of RSUs or exercise of options that are exercisable as of or within 60 days of February 16, 2026.
(7)	Consists of 402,484 ordinary shares and 321,250 ordinary shares issuable upon vesting of RSUs that vest within 60 days of February 16, 2026.
(8)	Consists of 127,246 ordinary shares and 107,083 ordinary shares issuable upon vesting of RSUs that vest within 60 days of February 16, 2026.
(9)
Consists of 127,246 ordinary shares and 107,083 ordinary shares issuable upon vesting of RSUs that vest within 60 days of February 16, 2026. In addition, Perception Capital Partners, LLC directly holds 82,400 ordinary shares and 2,509,734 warrants to purchase ordinary shares at a price of $11.50 per share. Mr. Sheridan is the Perception Director and may be deemed to be the beneficial owner of the securities held by Perception Capital Partners, LLC.

(10)	Consists of 79,017 ordinary shares and 107,083 ordinary shares issuable upon vesting of RSUs that vest within 60 days of February 16, 2026.
(11)	Consists of 74,243 ordinary shares and 107,083 ordinary shares issuable upon vesting of RSUs that vest within 60 days of February 16, 2026.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2023. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

As substantially all our shares are held in book-entry form, we are not aware of the identity of all of our shareholders. As of February 16, 2026, we had 75,705 ordinary shares held by 5 U.S. resident shareholders of record.

B. Related Party Transactions

The following is a description of our related party transactions in effect since January 1, 2025.

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

Rights of Appointment. Our Articles include a provision which provides that Perception has the right to appoint, replace and remove one director to our board of directors so long as it beneficially holds, together with any permitted transferee, in the aggregate at least 1,513,874 of our ordinary shares, which is equal to fifty percent (50%) of the total number of our ordinary shares Perception beneficially owned as of the date of the adoption of our Articles.

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

B. Memorandum and Articles of Association

A copy of our Articles is incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-3 (File No. 333-265170) filed with the SEC on May 24, 2022. Other than as set forth below, the information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference herein.

Share Capital

As of December 31, 2025, we had 214,090,980 ordinary shares outstanding, 16,231,141 warrants outstanding (each entitling its holder to purchase one ordinary share at an initial exercise price equal to $11.50 per share) and 23,021,582 warrants outstanding (each entitling its holder to purchase one ordinary share at an initial exercise price equal to $1.69 per share).

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

•
Compensation Policy for Directors and Officers (as amended) (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on November 6, 2025). See Item 6. ”Directors, Senior Management and Employees” for more information about this agreement.

•
2016 Share Incentive Plan of Innoviz Technologies Ltd. (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4/A (File No. 333-252023) filed with the SEC on February 12, 2021). See Item 6. ”Directors, Senior Management and Employees” for more information about this agreement.

•
2021 Share Incentive Plan of Innoviz Technologies Ltd. (as amended) (incorporated by reference to (i) Exhibit 4.4 to the Company’s Annual Report on Form 20-F filed with the SEC on March 30, 2022, and (ii) Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (File No. 333-292573) filed with the SEC on January 5, 2026). See Item 6. ”Directors, Senior Management and Employees” for more information about this agreement.

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

•	Ordinary Share Warrant Agreement, dated as of February 12, 2025 (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K filed with the SEC on February 12, 2025).

•	Agreement with Fabrinet regarding Manufacturing and Supply of InnovizTwo

In March 2025, Innoviz signed an agreement with Fabrinet (the “Fabrinet Agreement”), addressing the high-volume manufacturing of InnovizTwo LiDARs at Fabrinet’s qualified facility in Chonburi, Thailand.

•	Long Term Agreement with Daimler Truck

Supply agreement made and entered into effect as of September 1, 2025, by Innoviz and Daimler Truck North America LLC, for the supply of Innoviz LiDARs for Daimler’s autonomous Cascadia.

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

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale (i.e., a valid withholding tax certificate issued by the ITA, residency certificate or other documentation may be required).

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

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding ILS 721,560 for 2026, which amount is generally linked to the annual change in the Israeli consumer price index. In addition, the portion of an individual’s annual income from capital sources (e.g., capital gains, real estate appreciation, dividends, interest, CPI linkage differentials, rental income, passive royalties, etc.) exceeding a certain threshold (ILS 721,560 in 2026) is subject to an additional surtax of 2%. It should be emphasized that with respect to non-Israeli residents, these surtaxes apply to Israeli source income (unless such income is exempt under Israeli domestic law or an applicable tax treaty), whereas with respect to Israeli residents, these surtaxes apply to worldwide income.

Estate and Gift Tax. Israeli law presently does not impose estate or gift taxes.

United States Federal Income Taxation

The following is a description of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares and warrants. This description addresses only the U.S. federal income tax consequences to U.S. Holders (as defined below) that hold our ordinary shares or warrants as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling has been or will be requested from the IRS regarding the tax consequences of the acquisition, ownership or disposition of the ordinary shares and warrants, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. tax consequences other than U.S. federal income tax consequences (e.g., the estate and gift tax, the alternative minimum tax or the Medicare tax on net investment income) and does not address any state, local or non-U.S. tax consequences.

This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts or regulated investment companies;

•	dealers or brokers;

•	traders that elect to mark to market;

•	tax exempt entities or organizations;

•	“individual retirement accounts” and other tax deferred accounts;

•	certain former citizens or long term residents of the United States;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons that acquired our ordinary shares or warrants pursuant to the exercise of any employee share option or otherwise as compensation for the performance of services;

•	persons that have a functional currency other than the U.S. dollar;

•	persons holding our ordinary shares or warrants as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the ordinary shares or warrants being taken into account in an applicable financial statement;

•	partnerships or other pass-through entities and persons holding ordinary shares or warrants through partnerships or other pass through entities; or

•	holders that own directly, indirectly or through attribution 10% or more of the total voting power or value of all of our outstanding shares.

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

You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares and warrants under your particular circumstances.

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

The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are complex, and U.S. Holders should consult their tax advisors as to whether, for example, the Israeli tax on gains may be creditable or deductible in light of their particular circumstances, including their eligibility for benefits under an applicable income tax treaty and the potential impact of applicable United States Treasury regulations.

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

The tax consequences of a cashless exercise of a warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. Holder’s basis in the ordinary shares received would equal the U.S. Holder’s basis in the warrants exercised. If the cashless exercise is not treated as a realization event, a U.S. Holder’s holding period in the ordinary shares would be treated as commencing on the date following the date of exercise (or possibly on the date of exercise) of the warrants. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares would include the holding period of the warrants exercised.

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

We believe we were not a PFIC for our taxable year ending December 31, 2025. However, as discussed below, whether we were a PFIC for any given taxable year is based on a complex and factual determination and there is no assurance that the IRS will agree with our determination. Based on the current and anticipated composition of our income, assets and operations, and those of our subsidiaries, we cannot be sure as to whether we will be a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2026 or in future taxable years. Because we believe we were a PFIC for one or more prior taxable years and the factors that led to such characterization may persist or recur, there is a risk that we may be characterized as a PFIC in future taxable years. Moreover, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. The value of our assets (including unbooked goodwill) for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly.

As previously disclosed in our Annual Report filed on Form 20-F on March 12, 2024 and our Annual Report filed on March 12, 2025, we believe we were a PFIC for our taxable years ending December 31, 2023 and December 31, 2024, respectively. U.S. Holders that held our ordinary shares and/or warrants during any taxable year in which we were a PFIC may be subject to adverse consequences under the PFIC rules as discussed further below. U.S. Holders who held our ordinary shares or warrants during any taxable year in which we were a PFIC should consult their tax advisors concerning the proper tax treatment of any dispositions of ordinary shares or warrants and any distributions by us, as well as any elections available to such U.S. Holders with respect to us.

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

A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge. A U.S. Holder may not make a QEF election with respect to its warrants. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants), under currently proposed Treasury regulations, any gain recognized generally may be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the warrants (which, we believe, would include our taxable years ending December 31, 2023 and December 31, 2024). If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to our ordinary shares), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ordinary shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election. One type of purging election creates a deemed sale of such shares at their fair market value. Any gain recognized in this deemed sale will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of this election, the U.S. Holder will have additional tax basis and, solely for purposes of the PFIC rules, a new holding period in the ordinary shares acquired upon the exercise of the warrants. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances (including a potential separate “deemed dividend” purging election that may be available if we are a “controlled foreign corporation” for U.S. federal income tax purposes).

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

If we are determined to be a PFIC and a U.S. Holder does not make a QEF election with respect to our ordinary shares as described above, we would continue to be treated as a PFIC with respect to such U.S. Holder unless (i) we cease to be a PFIC and (ii) the U.S. Holder made a purging election under the PFIC rules. One type of purging election creates a deemed sale of such shares at their fair market value. Any gain recognized in this deemed sale will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of this election, the U.S. Holder will have additional tax basis and, for purposes of the PFIC rules, a new holding period in the ordinary shares. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances (including a potential separate “deemed dividend” purging election that may be available if we are a “controlled foreign corporation” for U.S. federal income tax purposes).

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

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares or warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. Because we believe we were a PFIC for our taxable years ending December 31, 2023 and December 31, 2024, this rule is expected to apply to U.S. Holders of our ordinary shares or warrants during such taxable years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such ordinary shares for any taxable year of us that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) ordinary shares, the PFIC rules discussed above will continue to apply to such ordinary shares unless the U.S. Holder makes a purging election, as described above, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

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

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which we may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that we do not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. If we are a PFIC and own any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to our providing the relevant tax information for each Lower-Tier PFIC on an annual basis. Because there is no provision in the Code, Treasury regulations or other official guidance that provides for a right to make a mark-to-market election for any Lower-Tier PFICs that we may own, you will generally continue to be subject to the adverse U.S. federal income tax consequences discussed above with respect to your indirect interest in any such Lower-Tier PFIC (particularly if such Lower-Tier PFIC’s shares are not regularly traded on a qualified exchange) even if you make a mark-to-market election with respect to our ordinary shares. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

The above description is not intended to constitute a complete analysis of all U.S. federal income tax consequences relating to acquisition, ownership and disposition of our ordinary shares and warrants. You should consult your tax advisor concerning the tax consequences of your particular situation.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We are required to make certain filings with the SEC. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

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

Interest Rate Risk

As of December 31, 2025 and 2024, our cash equivalents consisted of interest-bearing short-term deposits and marketable securities. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of interest of the Bank of Israel, and U.S. Federal Reserve interest rates. Due to the short-term nature and the low-risk profile of our interest-bearing accounts, an immediate 10% change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents and short-term restricted bank deposits or on our financial position or results of operations. We are currently exposed to a significant market risk related to changes in foreign currency exchange rates, as we pay most of our salaries in ILS and we contract with vendors located in Israel and Europe. Our operations may be subject to fluctuations in foreign currency exchange rates in the future.

We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2025 and 2024.

Foreign Currency Risk

Our financial results are reported in USD, and changes in the exchange rate between USD and local currencies in the countries in which we operate (primarily the ILS) may affect the results of our operations. In the year ended December 31, 2025, approximately 100% of our revenues were denominated in USD. The USD cost of our operations in countries other than the United States, may be negatively influenced by revaluation of the USD against other currencies.

During the year ended December 31, 2025, the value of the USD devaluated against the value of the ILS by approximately 12.5%. Our most significant foreign currency exposures are related to our operations in Israel. The company hedges its anticipated exposure by exchanging USD into ILS in amounts sufficient to fund up to three months of operations and monitoring foreign currency exchange rates over time.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

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

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

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

The table below sets out the total amount of services rendered to us by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited (“PwC”), our independent registered public accounting firm, for services performed in the years ended December 31, 2025 and 2024, and breaks down these amounts by category of service:

	2025	2024
	(in thousands)
Audit Fees	$546	$417
Audit Related Fees	—	—
Tax Fees	5	9
All Other Fees	2	2
Total	$553	$428

Audit Fees

Audit fees for the years ended December 31, 2025 and 2024 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

Audit Related Fees

None.

Tax Fees

Tax fees for the years ended December 31, 2025 and 2024 were related to ongoing tax advisory, tax compliance and tax planning services.

All Other Fees

All other fees for the year ended December 31, 2025 include license fees for the use of an accounting research tool.

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

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our ordinary shares are listed on Nasdaq. We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the Nasdaq listing standards. Under the Nasdaq rules, listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the Nasdaq with limited exceptions. We rely on this “home country practice exemption” with respect to (a) the quorum requirement for shareholder meetings, (b) the establishment or amendment of equity-based compensation plans and arrangements and (c) obtaining shareholder approval for certain corporation actions.

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

In addition, we follow our home country law, instead of the Nasdaq Marketplace Rules, which require that we obtain shareholder approval for the establishment or amendment of certain equity based compensation plans and arrangements. Under Israeli law and practice, in general, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and arrangements, unless the arrangement is for the benefit of a director or a controlling shareholder, in which case compensation committee or audit committee and shareholder approval are also required.

We will also seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Listing Rule 5635. In particular, under the Nasdaq Listing Rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest (or such persons collectively have a 10% or greater interest) in the target company or the assets to be acquired or the consideration to be received and the present or potential issuance of ordinary shares, or securities convertible into or exercisable for ordinary shares, could result in an increase in outstanding common shares or voting power of 5% or more; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of a stock option or purchase plan or other equity compensation arrangements, pursuant to which stock may be acquired by officers, directors, employees or consultants (with certain limited exception); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. We will seek shareholder approval for all actions requiring such under the Companies Law. Under the Companies Law, the adoption of, and material changes to, equity-based compensation plans generally require the approval of the board of directors.

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

Not applicable.

Item 16J. Insider Trading Policies

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. Our insider trading policy aims to promote compliance with applicable insider trading laws, rules and regulations, and Nasdaq listing standards. A copy of our insider trading policy is incorporated by reference to Exhibit 11.1 to the company’s Annual Report on Form 20-F filed with the SEC on March 12, 2025.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and Confidential Information.

Risk Management Processes

We design and assess our program based on the NIST Cybersecurity Framework (CSF), and our cybersecurity risk management program incorporates information security management systems certified under ISO/IEC 27001:2022 and TISAX (Trusted Information Security Assessment Exchange) requirements. These frameworks provide a structured approach to identifying, assessing, and managing cybersecurity risks relevant to our business. These internationally recognized frameworks provide independent third-party validation and assessment of our security controls and governance practices. However, the fact that we follow these frameworks does not imply that we meet any particular technical standards, specifications, or requirements.

•
ISO/IEC 27001:2022 certification is designed to demonstrate that our information security management systems align with rigorous international standards. The certification process includes independent third-party audits, management reviews, and requirements intended to support the continuous improvement of our security posture.

•
Our TISAX assessment includes evaluations of our security governance, controls, processes, and supply chain security practices to support the information security, data privacy and prototype requirements of the German and other European automotive and aerospace industries.

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

Key elements of our cybersecurity risk management program include but are not limited to the following:

•
suppliers and third-party risk assessments and scans designed to identify material risks from cybersecurity threats from third parties to our critical systems and information, including assessment of third-party compliance with relevant security standards such as TISAX where deemed applicable to their criticality to our operations;

•
an in-house security team principally responsible for managing (i) our cybersecurity risk assessment processes, (ii) our security controls, (iii) our ISO/IEC 27001:2022 certification and TISAX assessment requirements, and (iv) our response to cybersecurity incidents and threats;

•	engagement of external service providers, where appropriate, to assess, test or otherwise assist to minimize and mitigate the risk with aspects of our security processes and technical infrastructure;

•
cybersecurity awareness training of our employees, including training related to risks from external contractors or entities, incident response personnel, and senior management to intervene when needed;

•	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents from external entities; and

•
a third-party risk management process for key service providers based on our assessment of their criticality to our operations and respective risk profile, which may include requirements for third-party compliance with TISAX or other recognized security standards.

Material Cybersecurity Risks

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

Cybersecurity Governance

Board Oversight

Our board of directors considers cybersecurity risk as part of its risk oversight function and oversees cybersecurity risks, including oversight of management’s implementation of our cybersecurity risk management program and our alignment with ISO/IEC 27001:2022 certification and TISAX requirements.

The board of directors receives quarterly reports from management on our cybersecurity risks. In addition, management updates the board of directors, where it deems appropriate, and the audit committee, where it deems appropriate, regarding cybersecurity incidents it considers to be significant or potentially significant. The board of directors also receives periodic updates on our progress toward maintaining and renewing our ISO/IEC 27001:2022 certification and completing our TISAX security assessments.

Members of our board of directors receive presentations on cybersecurity topics from our Chief Operating Officer, on a quarterly basis, as part of its continuing education on topics that impact public companies.

Management Responsibility

Our management team, including our Chief Information Security Officer (CISO) and Chief Information Officer (CIO), are responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program, including specific responsibility for maintaining our ISO/IEC 27001:2022 certification and TISAX assessment requirements, and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team’s experience includes governance, risk and compliance (GRC) leadership and information security engineering. Our CISO brings over 20 years of cybersecurity experience across diverse organizations in Israel and abroad, from start-ups to large enterprises. His previous roles include CISO at Imubit Inc., CISO at SQLINK Group, and Data-center Manager at the National Health Insurance Authority (NHIA) in Ghana, among others. He holds multiple internationally recognized professional certifications across various domains of information security and cybersecurity, including ISACA, Microsoft, Check Point, AWS, and others. Additionally, our CIO has 21 years of experience in strategic planning, implementation, and management of information systems. Her expertise encompasses establishing and managing information systems domains, integrating ERP, Salesforce, Jira, ALM, and BI systems, and leading IT, cybersecurity, and information systems teams. She earned a BSc in Industrial Engineering & Management, specializing in Information Systems (Cum Laude), from the Technion – Israel Institute of Technology.

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

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of Innoviz Technologies Ltd.	F-3	333-265170	3.1	May 24, 2022
2.1	Description of Securities.	20-F	001-40310	2.1	April 21, 2021
4.1†	Form of Director and Officer Indemnification Agreement.	F-4/A	333-252023	10.12	February 12, 2021
4.2†	Compensation Policy for Directors and Officers (as amended).	6-K		99.1	November 6, 2025
4.3†	2016 Share Incentive Plan of Innoviz Technologies Ltd.	F-4	333-252023	10.10	January 11, 2021
4.4†	2021 Share Incentive Plan of Innoviz Technologies Ltd.	20-F	001-40310	4.4	March 30, 2022
4.5	Amendment to Innoviz Technologies Ltd. 2021 Share Incentive Plan.	S-8	333-292573	99.2	January 5, 2026
4.6††	Joint Development and Supply Agreement, dated as of December 4, 2017, by and between Magna Electronics Inc. and Innoviz Technologies Ltd.	F-4	333-252023	10.15	January 11, 2021
4.7††	Statement of Work, dated February 2, 2018, by and between Magna Electronics Europe GmbH & Co. OHG and Innoviz Technologies Ltd.	F-4	333-252023	10.16	January 11, 2021
4.8††	Amendment No. 1 to Statement of Work, dated May 10, 2019, by and between Magna Electronics Europe GmbH & Co. OHG and Innoviz Technologies Ltd.	F-4	333-252023	10.17	January 11, 2021
4.9††	Memorandum of Understanding, dated October 12, 2020, by and between Magna Electronics Technology, Inc. and Innoviz Technologies Ltd.	F-4	333-252023	10.18	January 11, 2021
4.10††	Addendum to Memorandum of Understanding, dated December 8, 2020, by and between Magna Electronics Technology, Inc. and Innoviz Technologies Ltd.	F-4	333-252023	10.19	January 11, 2021
4.11	Warrant Agreement, dated as of April 30, 2020, between Continental Stock Transfer & Trust Company and Collective Growth.	F-4	333-252023	4.4	January 11, 2021
4.12	Assignment, Assumption and Amendment Agreement, by and among Innoviz Technologies Ltd., Collective Growth, American Stock Transfer & Trust Company and Continental Stock Transfer & Trust Company.	20-F	001-40310	4.11	April 21, 2021
4.13	Registration Rights Agreement, dated as of December 10, 2020, by and among Innoviz, certain equityholders of Innoviz, certain equityholders of Collective Growth, Perception and Antara Capital.	F-4	333-252023	4.8	January 11, 2021
4.14	Put Option Agreement, dated as of December 10, 2020, by and between Innoviz and Antara Capital.	F-4	333-252023	10.7	January 11, 2021

4.15	Lease Agreement dated as of November 1, 2021 between Innoviz Technologies Ltd. and Mifaley Tahanot Ltd.	20-F	001-40310	4.14	March 30, 2022
4.16	Nomination Agreement dated November 4, 2022 between Innoviz Technologies Ltd. and CARIAD SE.	20-F	001-40310	4.15	March 9, 2023
4.17††	Magna Agreement dated December 29, 2023 between Innoviz Technologies Ltd., Magna Electronics Technology, Inc., and Magna Electronics Europe GmbH & Co. OHG.	20-F	001-40310	4.16	March 12, 2024
4.18††	Mobileye TS dated August 7, 2024, between Innoviz Technologies Ltd. and Mobileye Vision Technologies Ltd.	20-F	001-40310	4.17	March 12, 2025
4.19††	LOI dated December 19, 2024, between Innoviz Technologies Ltd. and an existing customer.	20-F	001-40310	4.18	March 12, 2025
4.20	Form of Ordinary Share Warrant Agreement.	6-K	001-40310	4.1	February 12, 2025
4.21	Open Market Sale Agreement℠, dated August 13, 2025, between Innoviz Technologies Ltd. and Jefferies LLC	F-3	333- 289554	1.2	August 13, 2025
4.22††	Master Manufacture and Supply Agreement, dated March 3, 2025, between Innoviz Technologies Ltd. and Fabrinet					*
4.23††	Long Term Agreement, effective as of September 1, 2025, between Innoviz Technologies Ltd. and Daimler Truck North America LLC.					*
8.1	List of Subsidiaries.					*
11.1	Innoviz Technologies Ltd. Insider Trading Policy	20-F	001-40310	11.1	March 12, 2025
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, independent registered public accounting firm.					*
97	Clawback Policy.	20-F	001-40310	97	March 12, 2024
101.INS	XBRL Instance Document.					*
101.SCH	XBRL Taxonomy Extension Schema Document.					*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	XBRL Taxonomy Definition Linkbase Document.					*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					*

*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan or arrangement.
††	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.

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

INNOVIZ TECHNOLOGIES LTD.

Date: March 4, 2026	By:	/s/ Eldar Cegla
Name: Eldar Cegla
Title: Chief Financial Officer

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

- - - - - - - - - - -

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Innoviz Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Innoviz Technologies Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows  for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 4, 2026	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company’s auditor since 2023.

Kesselman & Kesselman, 146 Derech Menachem Begin St. Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2025	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,638	$25,365
Short-term restricted cash	16	16
Bank deposits	54,010	30,628
Marketable securities	9,466	11,955
Trade receivables, net	9,978	6,043
Inventory	3,344	1,905
Prepaid expenses and other current assets	4,780	6,707

Total current assets	90,232	82,619

LONG-TERM ASSETS:
Restricted deposits	3,189	2,725
Property and equipment, net	19,856	23,432
Operating lease right-of-use assets, net	25,086	23,194
Other long-term assets	89	79

Total long-term assets	48,220	49,430

Total assets	$138,452	$132,049

The accompanying notes are an integral part of the consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2025	2024
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$8,599	$8,813
Deferred revenues	1,852	274
Employees and payroll accruals	9,027	8,722
Accrued expenses and other current liabilities	5,998	5,631
Operating lease liabilities	5,949	4,330

Total current liabilities	31,425	27,770

LONG-TERM LIABILITIES:
Operating lease liabilities	29,302	25,264
Warrants liability	7	86

Total long-term liabilities	29,309	25,350

SHAREHOLDERS’ EQUITY:
Ordinary shares of no-par value: Authorized: 500,000,000 shares as of December 31, 2025 and 2024; Issued and outstanding: 214,090,980 and 169,397,030 shares as of December 31, 2025 and 2024, respectively	-	-
Additional paid-in capital	875,558	808,974
Accumulated deficit	(797,840)	(730,045)

Total shareholders’ equity	77,718	78,929

Total liabilities and shareholders’ equity	$138,452	$132,049

The accompanying notes are an integral part of the consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2025	2024	2023

Revenues	$55,089	$24,268	$20,876

Cost of revenues	(42,184)	(25,429)	(32,490)

Gross profit (loss)	12,905	(1,161)	(11,614)

Operating expenses:
Research and development	56,478	73,817	92,676
Sales and marketing	5,751	7,474	8,777
General and administrative	18,409	19,466	19,535

Total operating expenses	80,638	100,757	120,988

Operating loss	(67,733)	(101,918)	(132,602)

Financial income, net	109	7,328	9,790

Loss before taxes on income	(67,624)	(94,590)	(122,812)
Taxes on income	(171)	(167)	(642)

Net loss	$(67,795)	$(94,757)	$(123,454)

Basic and diluted net loss per ordinary share	$(0.34)	$(0.57)	$(0.84)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	199,895,238	167,216,070	147,480,521

The accompanying notes are an integral part of the consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary Shares		Additional		Total
	Number	Amount	Paid-in Capital	Accumulated Deficit	Shareholders’ Equity

Balance as of January 1, 2023	136,185,264	$-	$703,851	$(511,834)	$192,017
Issuance of ordinary shares, net of issuance costs	26,352,878	-	61,400	-	61,400
Reclassification of warrants liability to equity	-	-	8	-	8
Exercise of shares options	631,970	-	456	-	456
Vesting of RSUs	2,216,986	-	-	-	-
Share-based compensation	-	-	22,862	-	22,862
Net Loss	-	-	-	(123,454)	(123,454)

Balance as of December 31, 2023	165,387,098	$-	$788,577	$(635,288)	$153,289
Exercise of shares options	595,395	-	265	-	265
Vesting of RSUs	3,414,537	-	-	-	-
Share-based compensation	-	-	20,132	-	20,132
Net Loss	-	-	-	(94,757)	(94,757)

Balance as of December 31, 2024	169,397,030	$-	$808,974	$(730,045)	$78,929
Issuance of ordinary shares and warrants, net of issuance costs	28,776,978	-	37,289	-	37,289
Issuance of ordinary shares, net of issuance costs	9,252,639	-	13,272	-	13,272
Reclassification of warrants liability to equity	-	-	4	-	4
Exercise of shares options	1,094,849	-	796	-	796
Vesting of RSUs	5,569,484	-	-	-	-
Share-based compensation	-	-	15,223	-	15,223
Net Loss	-	-	-	(67,795)	(67,795)

Balance as of December 31, 2025	214,090,980	$-	$875,558	$(797,840)	$77,718

The accompanying notes are an integral part of the consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities:

Net loss	$(67,795)	$(94,757)	$(123,454)

Adjustments required to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	5,873	7,786	9,192
Remeasurement of warrants liability	(75)	(154)	(472)
Change in accrued interest on bank deposits	(757)	1,939	(1,051)
Change in marketable securities	(156)	(534)	(409)
Share-based compensation	15,954	19,682	22,320
Capital gain, net	-	(75)	-
Foreign exchange gain, net	(1,502)	(305)	(470)
Change in prepaid expenses and other assets	1,145	(437)	(782)
Change in trade receivables, net	(6,850)	1,352	(5,633)
Change in inventory	240	(37)	2,368
Change in operating lease assets and liabilities, net	3,765	(623)	29
Change in trade payables	(67)	(72)	424
Change in accrued expenses and other liabilities	424	(3,299)	2,578
Change in employees and payroll accruals	305	(746)	333
Change in deferred revenues	1,578	(6,675)	1,974

Net cash used in operating activities	(47,918)	(76,955)	(93,053)

Cash flows from investing activities:

Purchase of property and equipment	(4,250)	(4,412)	(6,579)
Proceeds from sale of machinery (see Note 2h)	2,915	-	-
Proceeds from sales of property and equipment	3	75	-
Investment in bank deposits	(99,800)	(54,100)	(165,600)
Withdrawal of bank deposits	77,150	127,300	141,500
Investment in restricted deposits	(120)	(122)	(40)
Release of restricted deposits	63	-	-
Investment in marketable securities	(37,628)	(55,493)	(51,678)
Proceeds from sales and maturities of marketable securities	40,273	62,220	83,461

Net cash provided by (used in) investing activities	$(21,394)	$75,468	$1,064

The accompanying notes are an integral part of the consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2025	2024	2023
Cash flows from financing activities:

Issuance of ordinary shares and warrants, net of issuance costs	37,289	-	-
Issuance of ordinary shares, net of paid issuance costs	13,339	-	61,400
Proceeds from exercise of shares options	837	224	456

Net cash provided by financing activities	51,465	224	61,856

Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,120	308	515

Decrease in cash, cash equivalents and restricted cash	(16,727)	(955)	(29,618)

Cash, cash equivalents and restricted cash at the beginning of the year	25,381	26,336	55,954

Cash, cash equivalents and restricted cash at the end of the year	$8,654	$25,381	$26,336

Supplementary disclosure of cash flows activities:

(1) Cash paid during the year for:

Income taxes	$295	$232	$703

(2) Non-cash transactions:

Purchase of property and equipment	$1,264	$1,867	$831
Reclassification from property and equipment, net to inventory	$1,679	$-	$-
Reclassification of warrants liability to equity	$4	$-	$8
Issuance cost to be paid	$67	$-	$-
Exercise of shares options	$-	$41	$-
Right-of-use assets recognized with corresponding lease liabilities	$4,541	$-	$868

(3) Cash, cash equivalents and restricted cash at the end of the year:

Cash and cash equivalents	$8,638	$25,365	$26,283
Short-term restricted cash	16	16	53

	$8,654	$25,381	$26,336

The accompanying notes are an integral part of the consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: -	GENERAL

a.
Innoviz Technologies Ltd. and its subsidiaries (the “Company” or “Innoviz”) is a Tier-1 direct supplier of high-performance, automotive-grade LiDAR sensor platforms and complementary solutions that are designed to bring enhanced vision and superior performance through safe autonomous driving and other perception-focused applications at a mass scale. The Company provides complete LiDAR based solutions for OEMs (original equipment manufacturers) and Tier-1 partners developing autonomous driving vehicles for the passenger car, robotaxi, shuttle, delivery vehicle and truck markets. The Company also leverages its automotive-grade LiDAR technology to offer solutions for non-automotive markets, including smart infrastructure, perimeter security, traffic management and robotics.

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

The Company’s ordinary shares and warrants were listed on the Nasdaq Stock Market LLC under the trading symbols “INVZ” and “INVZW”, respectively, on April 5, 2021.

d.
As of December 31, 2025, the Company’s principal source of liquidity includes its cash and cash equivalents in the amount of $8,638, bank deposits in the amount of $54,010 and marketable securities in the amount of $9,466, which is sufficient to finance its business plan for at least the next 12 months from the date these consolidated financial statements are issued. As the Company achieves further commercial success, it may need to obtain additional funding to support its continuing operations. If the Company is unable to obtain capital when and if needed, it may need to reduce or eliminate some of its research and development programs.

e.
In October 2023, Israel was attacked by a terrorist organization and entered a state of war. In October 2025, the sides agreed to a ceasefire, although there is no assurance that this agreement will be upheld. On February 28, 2026, the United States and Israel launched a joint attack on Iran. Iran launched ballistic missiles and drones against targets in Israel and against U.S. military bases and other targets in several countries in the Persian Gulf. As of the date of these consolidated financial statements, the war is ongoing and continues to evolve. The intensity and duration of the war is difficult to predict, as such are the war’s economic implications of the conflict on the Company’s operational and financial performance. The Company considered the impact of the war and determined that there were no material adverse impacts on the consolidated financial statements, including related significant estimates made by management, for the period ended December 31, 2025.

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

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are remeasured into U.S. dollars in accordance with Statement of the Accounting Standard Codification (“ASC”) No. 830 “Foreign Currency Matters” (“ASC No. 830”). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the Company's consolidated statements of operations as financial income or expenses as appropriate.

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

Long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” (“ASC 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying value of the asset exceeds the aggregate undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During the years ended December 31, 2025, 2024 and 2023, the Company recorded impairment losses in the amount of $519, $542 and $1,997, respectively.

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

Revenue from LiDAR sensors and critical components is recognized at a point in time when the control of the goods is transferred to the customer, generally upon delivery. During the years ended December 31, 2025, 2024 and 2023, the Company recognized revenue at a point in time for LiDAR sensors and critical components, after transferring the control of the goods to the customer of $9,479, $6,311 and $5,651, respectively.

Application engineering services to certain customers may require substantive customer acceptance due to performance acceptance criteria that is considered more than a formality. For these services, revenue is recognized at a point in time upon customer acceptance. During the years ended December 31, 2025, 2024 and 2023, the Company recognized revenue at a point in time for application engineering services, after receiving customer acceptance of $37,247, $17,957 and $15,225, respectively.

In June 2025 the Company entered into a contract with a customer for the sale of machinery (including subsequent adjustments to the machinery) for $10,000. During the year ended December 31, 2025, the Company recognized revenue at a point in time from the sale of machinery, after transferring the control of the machinery to the customer of $7,156. In addition, during the year ended December 31, 2025, the Company recognized revenue over time from the subsequent adjustments to the machinery of $1,207.

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

For each contract which includes prepayment terms, the Company evaluates whether the contract includes a significant financing component. The Company’s contracts with customers with prepayment terms do not include a significant financing component because the primary purpose is not to receive financing from the customers.

The Company’s general terms and conditions for its contracts do not contain a right of return that allows the customer to return products and receive a credit.

Deferred Revenues

Deferred revenues in the Company’s consolidated balance sheets, which represent contract liabilities, include mainly billings in excess of revenues recognized related to product sales and obligations under application engineering service agreements with OEMs and subsequent adjustments related to sale of machinery, and are recognized as revenues when the Company performs its obligations under the contract.

During the year ended December 31, 2025, the Company recognized $272 that was included in deferred revenues balance at December 31, 2024.

During the year ended December 31, 2024, the Company recognized $6,865 that was included in deferred revenues balance at December 31, 2023.

Remaining Performance Obligations

The Company’s remaining performance obligations are comprised of application engineering services revenues not yet rendered. As of December 31, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations was $7,633 (out of which none is recorded as deferred revenues), which the Company expects to recognize as revenues within the next 12 months.

i.	Cost of revenues:

Cost of revenues includes the manufacturing cost of LiDAR sensors, which primarily consists of components costs, sub-assembly costs and personnel-related costs, and amounts paid to third-party contract manufacturers and vendors. Cost of revenues also includes depreciation, costs of providing application engineering services (mainly personnel related costs), an allocated portion of overhead, warranty costs, excess and obsolete inventory and shipping costs.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Warranty provision:

The Company provides standard product warranties for its pre-SOP products at no extra charge, that covers the compliance of the products with agreed-upon specifications. Standard warranties are considered to be assurance type warranties and are not accounted for as separate performance obligations. A provision is recorded for estimated warranty costs based on the Company’s experience.

 Changes in the warranty provision, presented in accrued expenses and other current liabilities, were as follow:

	Year ended December 31,
	2025	2024

Balance at the beginning of the year	$538	$585
Warranty provision	546	9
Warranty claims settled	(92)	(56)

Balance at the end of the year	$992	$538

k.	Research and development expenses:

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

The Company applies ASU No. 2016-02, “Leases” Topic 842 (“ASC 842”) for its leases. The Company elected to not recognize a lease liability and a right-of-use (“ROU”) asset for leases with a term of twelve months or less. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities. In addition, the Company also elected the practical expedient to not separate lease and non-lease components for its leases.

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

The Company selected the Black-Scholes option pricing model as the most appropriate model for determining the fair value for its share options awards, whereas the fair value of restricted share units with service conditions only is based on the closing market value of the underlying shares at the date of grant. The option pricing model requires several assumptions, of which the most significant are the expected share price volatility and the expected option term. The Company recognizes forfeitures of equity-based awards as they occur. For graded vesting awards subject to a service condition only, the Company recognizes compensation expenses based on the straight-line method over the requisite service period. For awards of restricted share units with market conditions as well as service conditions, the Company determines the grant date fair value using a Monte-Carlo pricing model. A Monte-Carlo pricing model simulates multiple price‑path scenarios for the underlying share price and determines the award value based on the average outcome. For these awards, compensation expenses are recognized for each award tranche separately, on a straight line basis, based on the expected service period derived from the simulation.

o.	Accrued post-employment benefit:

Severance pay

The Israeli Severance Pay Law, 1963 (“Severance Pay Law”), specifies that employees are entitled to severance payment, following the termination of their employment. Under the Severance Pay Law, the severance payment is calculated as one-month salary for each year of employment, or a portion thereof.

The Company’s liability for all of its Israeli employees is covered by the provisions of Section 14 of the Severance Pay Law (“Section 14”). Under Section 14 employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf to their insurance funds. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. As a result, the Company does not recognize any liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company's consolidated balance sheets.

Severance pay expenses under Section 14 for the years ended December 31, 2025, 2024 and 2023, amounted to $3,394, $3,537 and $3,723, respectively.

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

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements, under which the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

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

Trade receivables are recorded at the invoiced amount and do not bear interest. Trade receivables are periodically assessed for allowance for doubtful accounts, which is the Company’s best estimate of the amount of credit losses inherent in its existing accounts receivable. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, the current receivables aging, in addition to current payment patterns. The allowance of doubtful accounts was not material for the periods presented.

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

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Ordinary share warrants:

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

Conversely, since the public warrants, as well as the warrants over ordinary shares issued in February 2025 (see Note 10c), are indexed to the Company’s own share, they qualify for equity classification under Subtopic 815-40.

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

Level 1-	Unadjusted quoted prices in active markets that are accessible on the measurement date for identical, unrestricted assets or liabilities.

Level 2 -	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 -	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

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

In 2025 the Company early adopted ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets.

The adoption of ASU 2025-05 did not have a material impact on the consolidated financial statements.

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

1.
In December 2023 the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The ASU will be effective for the Company for fiscal years beginning after December 15, 2025, and allows adoption on a prospective basis, with a retrospective option. The Company is currently evaluating the effect that ASU 2023-09 will have on its related disclosures.

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

3.
In September 2025, the FASB issued ASU 2025-06, Intangibles, Goodwill and Other Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The ASU removes all references to software development stages throughout ASC 350-40. Therefore, under the ASU, an entity will be required to start capitalizing software costs when management has authorized and committed to funding the software project, and it is probable that the project will be completed and the software will be used to perform the intended function. The ASU is effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years. The ASU allows adoption either on a prospective basis, a modified prospective approach or a retrospective approach. The Company is currently evaluating the effects that ASU 2025-06 will have on its consolidated financial statements and related disclosures.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

4.
In December 2025, the FASB issued ASU 2025-11 to amend the guidance in “Interim Reporting” (Topic 270). The update provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. The amendments do not change the underlying objectives of interim reporting but are designed to enhance clarity in application. The ASU is effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years. The Company is currently evaluating the effects that ASU 2025-11 will have on its interim consolidated financial statements and related disclosures.

NOTE 3: -	INVENTORY

a.	Inventory is comprised of the following:

	December 31,
	2025	2024

Raw materials	$1,976	$837
Work in process	1,250	264
Finished goods	118	804

	$3,344	$1,905

b.	During the years ended December 31, 2025, 2024 and 2023, the Company recorded inventory write offs in the amount of $1,756, $3,931 and $6,938, respectively.

NOTE 4: -	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2025	2024

Government authorities	$705	$929
Prepaid expenses	1,357	859
Deferred contract costs	1,481	4,810
Other receivables	1,237	109

	$4,780	$6,707

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 5: -	PROPERTY AND EQUIPMENT, NET

a.	Property and equipment, net consist of the following:

	December 31,
	2025	2024

Cost:

Computers and software	$7,609	$7,085
Office furniture and equipment	1,509	1,490
Machinery and lab equipment	12,920	12,459
Leasehold improvements	18,705	18,431

	$40,743	$39,465

Accumulated depreciation	20,887	16,033

	$19,856	$23,432

b.	Depreciation expenses for the years ended December 31, 2025, 2024 and 2023, amounted to $5,354, $7,244 and $7,195, respectively.

NOTE 6: -	LEASES

The Company has entered into several non-cancelable operating lease agreements, mostly for office spaces.

The Company’s main lease agreement is of an office building located in Rosh Ha’Ayin, Israel (“Premises”). This lease agreement includes a right to use office spaces and related facilities. The lease term is for 67 months, starting from July 1, 2022. However, the Company was given access to the Premises starting from November 2021 in order to allow it to construct leasehold improvements. The Company has an option to renew the lease for additional 60 months, which will be exercised automatically unless the Company informs the lessor in advance. The Company currently estimates it is reasonably certain that it will exercise this option. The lease payments for the Premises are based on an estimation of the Premises’ size in square meters taken prior to construction and may be updated according to the agreement of the parties on the measurement of the Premises taken after construction. Payments are adjusted periodically to the Israeli consumer price index (CPI). The ROU asset and lease liability were calculated using the CPI in effect at lease commencement and will not be subsequently adjusted. In April 2025 changes were introduced to the Premises management fees, giving rise to a lease modification. As a result, the Company remeasured the operating lease liability with a corresponding increase to the right-of-use asset. The Company also leases additional office spaces, mainly in Germany.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 6: -	LEASES (Cont.)

Below is a summary of the Company operating right-of-use assets, net and operating lease liabilities:

	December 31,
	2025	2024

Operating lease right-of-use assets, net	$25,086	$23,194

Operating lease liabilities, current	$5,949	$4,330
Operating lease liabilities, non-current	29,302	25,264

Total operating lease liabilities	$35,251	$29,594

Weighted average remaining lease term (years)	6.99	7.93
Weighted average discount rate of operating leases	6.04%	4.58%

Additional information regarding the Company’s operating leases:

	Year ended December 31,
	2025	2024	2023
Operating lease costs	$4,508	$3,656	$3,788
Variable lease payments	$215	$413	$274
Short term lease costs	$162	$116	$75
Cash paid for operating leases, net of operating cash flows from lease incentives received	$5,654	$4,442	$3,072

Minimum lease payments over the remaining lease periods as of December 31, 2025, are as follows:

Year ended December 31,
2026	$6,109
2027	6,098
2028	6,041
2029	6,051
2030 and thereafter	18,637

Total undiscounted lease payments	$42,936

Less: interest	7,685

Present value of lease liabilities	$35,251

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 7: -	FAIR VALUE MEASUREMENTS

The below table sets forth the Company’s assets and liabilities that were measured at fair value as of December 31, 2025 by level within the fair value hierarchy:

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$9,466	$-	$9,466

Total financial assets	$-	$9,466	$-	$9,466
Liabilities:
Warrants (1)	$-	$-	$7	$7

Total financial liabilities	$-	$-	$7	$7

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

The change in the fair value of the derivative private warrants liability for the years ended December 31, 2025, 2024 and 2023 is summarized as follows:

	Year ended December 31,
	2025	2024	2023
Balance at the beginning of the year	$86	$240	$720
Change in fair value of warrants liability	(75)	(154)	(472)
Reclassification of warrants liability to equity	(4)	-	(8)
Balance at the end of the year	$7	$86	$240

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 8: -	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2025	2024

Warranty provision	$992	$538
Accrued expenses	4,741	4,613
Fixed assets creditors	243	369
Others	22	111

	$5,998	$5,631

NOTE 9: -	COMMITMENTS AND CONTINGENCIES

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

On August 9, 2024, an amended complaint was filed, and in response, on August 23, 2024, the Defendants’ legal counsel filed a motion to dismiss. On November 19, 2025, the court granted the Defendants’ motion to dismiss with prejudice. On the same day, November 19, 2025, the plaintiff filed a notice of appeal. On January 9, 2026, the plaintiff filed its opening appellate brief. On February 9, 2026, the Defendants filed their answering appellate brief. Plaintiff filed its reply brief on February 27, 2026, and briefing on plaintiff’s appeal was completed.

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

NOTE 10: -	SHAREHOLDERS’ EQUITY

a.	Composition of share capital:

	December 31,
	2025		2024
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of Shares		Number of Shares

Ordinary shares of no-par value (1)	500,000,000	214,090,980	500,000,000	169,397,030

(1)
Ordinary shares confer upon the holders the right to vote in annual and special meetings of the Company, and to participate in the distribution of the surplus assets of the Company upon liquidation of the Company.

b.
On August 14, 2023 and on September 12, 2023, the Company issued a total of 26,352,878 ordinary shares of no-par value, at a public offering price of $2.5 per share, for a total consideration of $61,400, net of underwriting discount and other issuance costs of $4,482.

c.
On February 12, 2025, the Company issued a total of 28,776,978 ordinary shares of no-par value and 23,021,582 warrants to purchase one ordinary share, at an offering price of $1.39 per unit (each unit consisting of one ordinary share and eight tenths of a warrant), for a total consideration of $37,289, net of placement agent fees and other issuance costs of $2,711. The warrants are immediately exercisable at $1.69 per share and will expire five years from the date of issuance. The warrants were classified as equity in the Company’s consolidated financial statements.

d.
On August 13, 2025, the Company entered into an Open Market Sale Agreement (the “Sales Agreement”) with a sales agent. In accordance with the terms of the Sales Agreement, the Company may offer and sell its ordinary shares from time to time through the sales agent, having an aggregate offering price of up to $75,000. The Sales Agreement is subject to certain limitations on the number of shares to be sold in any single day and any minimum price below sales may not be made.

As of December 31, 2025, the Company issued 9,252,639 ordinary shares of no-par value under the Sales Agreement for a total consideration of $13,272, net of sales agent fees and other issuance costs of $1,023.

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

Under the 2021 Plan, as of December 31, 2025, a total of 579,177 shares were still available for future grant. Each option granted under the 2021 Plan expires no later than seven years from the date of grant. The options vest primarily over four years of employment unless the Board of Directors and the Board of Director’s Compensation Committee determines otherwise. Any option which is forfeited or cancelled before expiration becomes available for future grants.

b.	Options granted:

The fair value of the Company’s share options granted for the years ended December 31, 2025, 2024 and 2023, was estimated using the following weighted average assumptions:

	Year ended December 31,
	2025	2024	2023

Expected term, in years	4.57	4.57	4.59
Expected volatility	67%	69%	67%
Risk-free interest rate	3.74%-4.10%	3.72%-4.40%	4.30%-4.55%
Expected dividend yield	0%	0%	0%

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 11: -	SHARE-BASED COMPENSATION (Cont.)

The weighted-average grant date fair value of options granted during the years ended December 31, 2025, 2024 and 2023, was $0.88, $0.47 and $2.26, respectively.

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

A summary of option balances as of December 31, 2025, and changes during the year then ended are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2025	10,857,287	$4.76	4.20	$4,343

Granted	550,016	$1.55
Exercised	1,094,849	$0.73		$705
Forfeited	120,716	$3.66
Expired	646,042	$5.1

Outstanding at December 31, 2025	9,545,696	$5.03	3.36	$539

Exercisable at December 31, 2025	8,496,180	$5.41	3.06	$507

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 11: -	SHARE-BASED COMPENSATION (Cont.)

c.	RSUs and PSUs granted:

A summary of RSUs and PSUs activity for the year ended December 31, 2025, is as follows:

	Number of shares	Weighted average grant date fair value per share

Unvested as of January 1, 2025	16,859,323	$2.15
Granted	17,509,288	$1.27
Vested	5,569,484	$2.24
Forfeited	3,374,691	$2.99
Unvested as of December 31, 2025	25,424,436	$1.41

d.	CEO grant:

On December 16, 2025, the Company’s general meeting of shareholders approved an equity grant for the Company’s CEO of 6,256,265 Performance Share Units (“PSUs”), with vesting conditions subject to both achievement of long-term ordinary share price performance criteria (ranging between $2.0 and $5.5) and continued employment on each applicable vesting date.

The fair value of the Company’s PSUs was estimated using a Monte-Carlo pricing model under the following assumptions:

Year ended December, 31,2025

Share price	$1.20
Expected volatility	86.61%
Risk-free interest rate	3.69%
Expected dividend yield	0%
Expected term (years)	2.67-2.98

The grant date fair value of the award was $5,891. The share price value was based on the market closing price as of the grant date. The Company estimates the expected volatility of the PSUs based on the historical volatility of the Company’s share price and of a selected peer companies that matches the expected remaining life of the PSUs. The risk-free interest rate was determined based on the U.S. Treasury zero-coupon yield curve as of the grant date for a maturity similar to the expected term of the PSUs.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 11: -	SHARE-BASED COMPENSATION (Cont.)

e.
The total share-based compensation expense related to all of the Company’s equity-based awards, which include options, RSUs and PSUs recognized in the Company’s consolidated statements of operations are as follow:

	Year ended December 31,
	2025	2024	2023

Cost of revenues	$5,211	$2,720	$1,587
Research and development	6,243	11,221	13,690
Sales and marketing	790	1,228	1,409
General and administrative	3,710	4,513	5,634

	$15,954	$19,682	$22,320

As of December 31, 2025, unrecognized compensation cost related to share options, RSUs and PSUs was $32,997, which is expected to be recognized over a weighted average period of 3.20 years.

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

As of December 31, 2025, 1,631,250 private warrants are no longer held by their initial purchasers or their permitted transferees. As a result, such private warrants have the same terms as the public warrants and were classified to equity. As of December 31, 2025, 287,500 private warrants remain outstanding.

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

As of December 31, 2025, the Company had operating loss carry forwards for Israeli income tax purposes of approximately $705,000 which may be offset indefinitely against future taxable income.

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The principal components of the Company’s deferred tax assets are as follows:

	December 31,
	2025	2024

Deferred tax assets:

Net operating loss carryforward	$162,180	$146,966
Research and development costs carryforward	13,684	16,896
Capital loss carryforward	3,082	2,899
Inventory provision	821	1,006
Accrued expenses	907	849
Property and equipment	719	603
Lease liabilities	6,789	5,305
Other	1,112	1,490

Total deferred tax assets	189,294	176,014

Valuation allowance	(183,522)	(170,647)

Deferred tax liabilities:

Right-of-use assets	(5,770)	(5,335)
Other	(2)	(32)

Total deferred tax liabilities	(5,772)	(5,367)

Net deferred tax	$-	$-

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 13: -	TAXES ON INCOME (Cont.)

Based on the available evidence, management believes that it is more likely than not that certain of its deferred tax assets relating to net operating loss carryforwards and other temporary differences in Israel will not be realized and accordingly a valuation allowance has been provided.

As of December 31, 2025, and 2024, the Company has not provided a deferred tax liability in respect of cumulative undistributed earnings relating to the Company’s foreign subsidiaries, as the Company intends to keep these earnings permanently invested.

e.	Loss before taxes on income is comprised as follows:

	Year ended December 31,
	2025	2024	2023

Domestic (Israel)	$(68,151)	$(94,937)	$(125,228)
Foreign	527	347	2,416

Loss before taxes on income	$(67,624)	$(94,590)	$(122,812)

f.	Income taxes are comprised as follows:

	Year ended December 31,
	2025	2024	2023

Current	$171	$167	$642

Domestic (Israel)	71	104	131
Foreign	100	63	511

Income taxes	$171	$167	$642

g.	The reconciliation of the tax benefit at the Israeli statutory tax rate to the Company’s income taxes is as follows:

	Year ended December 31,
	2025	2024	2023

Israel tax provision at statutory rate	23.00%	23.00%	23.00%
Non-deductible share-based compensation	(4.98)%	(4.37)%	(3.87)%
Effect of other permanent differences	(0.21)%	(0.15)%	(0.31)%
Change in valuation allowance	(19.04)%	(19.14)%	(27.71)%
Issuance costs	0.93%	0.36%	6.52%
Provision to return	-	-	0.24%
Capital losses	0.27%	1.06%	1.47%
Other adjustments	(0.22)%	(0.94)%	0.14%

Effective tax rate	(0.25)%	(0.18)%	(0.52)%

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 13: -	TAXES ON INCOME (Cont.)

h.	Tax assessments:

The Company’s tax assessments through 2019 are considered final.

As of December 31, 2025, the tax returns of the Company are still subject to audits by the tax authorities for the tax years 2020 onwards.

i.	Uncertain tax positions:

The Company has reviewed the tax positions taken, or to be taken, in its tax returns for all tax years currently open to examination by a taxing authority. As of December 31, 2025 and 2024, the Company has not recorded any uncertain tax position liability.

NOTE 14: -	BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of the net loss per share for the period presented:

	Year ended December 31,
	2025	2024	2023

Numerator:
Net loss	$(67,795)	$(94,757)	$(123,454)

Denominator:
	199,895,238	167,216,070	147,480,521

The following potential ordinary shares have been excluded from the calculation of diluted net loss per share for the period presented due to their anti-dilutive effect:

a.	39,252,723 warrants, 34,970,132 outstanding options to purchase ordinary shares and unvested RSUs and PSUs as of December 31, 2025.

b.	16,231,141 warrants, 2,402,178 sponsors earnout shares, 27,716,610 outstanding options to purchase ordinary shares and unvested RSUs as of December 31, 2024.

c.	16,231,141 warrants, 2,402,178 sponsors earnout shares, 25,029,324 outstanding options to purchase ordinary shares and unvested RSUs as of December 31, 2023.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 15: -	SEGMENT INFORMATION

a.
The Company operates as a single operating segment in the LiDAR Sensors market. The Company’s Chief Operating Decision Maker (CODM) is its Chief Executive Officer (CEO). The CODM makes decisions on resource allocation, assesses performance of the business and monitors budget versus actual results on a consolidated basis. As such, the segment’s profit (loss) is the Company’s consolidated net income (loss) and the segment’s assets are the Company’s consolidated assets.

b.	Segment information:

	Year ended December 31,
	2025	2024	2023
Revenues from external customers	$55,089	$24,268	$20,876
Less:
Cost of revenues	42,184	25,429	32,490
Research and development expenses	56,478	73,817	92,676
Sales and marketing expenses	5,751	7,474	8,777
General and administrative expenses	18,409	19,466	19,535
Financial income, net	(109)	(7,328)	(9,790)
Taxes on income	171	167	642

Segment loss	$67,795	$94,757	$123,454

Other segment disclosures:
Depreciation and amortization expenses	$5,873	$7,786	$9,192
Share-based compensation expenses	$15,954	$19,682	$22,320
Interest income	$3,340	$5,107	$6,227

Assets:
Segment assets	$138,452	$132,049	$219,234
Expenditures for segment assets	$4,250	$4,412	$6,579

c.	Geographic information:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location where the customers accept delivery of the products and services:

	Year ended December 31,
	2025	2024	2023

Europe, Middle East and Africa (*)	$45,155	$20,755	$18,903
North America (**)	7,260	1,188	1,496
Israel	2,591	2,133	83
Asia Pacific	83	192	394

	$55,089	$24,268	$20,876

(*)	Includes revenues from Germany in the amount of $45,132, $20,754 and $18,758 in the years ended December 31, 2025, 2024 and 2023, respectively.

(**)	Includes revenues from United States in the amount of $7,242, $1,188 and $1,496 in the years ended December 31, 2025, 2024 and 2023, respectively.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 15: -	SEGMENT INFORMATION (Cont.)

d.	The Company’s long-lived assets (property and equipment, net and operating lease right-of-use assets, net) are located as follows:

	Year ended December 31,
	2025	2024

Israel	$43,503	$45,883
Germany	503	724
Others	936	19

	$44,942	$46,626

e.	Customers accounted for over 10% of revenues:

For the year ended 2025, Customer A accounted for 81% of revenues.

For the year ended 2024, Customer A and Customer B accounted for 55% and 20% of revenues, respectively.

For the year ended 2023, Customer A and Customer C accounted for 48% and 47% of revenues, respectively.

f.	Concentration of credit risk from major customers:

As of December 31, 2025, Customer A accounted for approximately 73% of the Company’s trade receivables.

As of December 31, 2024, Customer A and Customer D accounted for approximately 73% and 23% of the Company’s trade receivables, respectively.